SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period 27 November to 15 December (also including Merger Agreement dated 16.10.03), 2003.

Carlton Communications Plc . (Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

CONTENTS OF REPORT

Document

1.	ITV Announces Senior Executive Appointments dated 03.12.03
2.	Holding in Company - Deutsche Bank AG dated 04.12.03
3.	Merger Documents Posted/Carlton Pref’ Share Offer dated 08.12.03
4.	ITV Introduction to the Official List
5.	ITV Schemes of Arrangement
6.	Merger Agreement dated 16.10.03
7.	Directors Dealing dated 09.12.03
8.	Directors Dealing dated 15.12.03

3 December 2003

ITV ANNOUNCES SENIOR EXECUTIVE APPOINTMENTS

ITV today confirmed a number of senior executive appointments in sales, finance and company secretariat.

Charles Allen, Chief Executive designate of ITV plc said, “Today’s new appointments harness the best executive talent from across Carlton and Granada to build a strong ITV sales, finance and company secretarial team.”

•	ITV Sales

Director of ITV Sales will be Gary Digby (currently Sales Director, Carlton Sales). He will report to Graham Duff, Managing Director designate of ITV Sales.

•	ITV Finance

Finance Director, Group Finance and Strategy, will be Neil Canetty-Clarke (currently Finance Director of Granada Broadcasting & Enterprises).

Finance Director, ITV Broadcasting, will be Mike Green (currently Deputy Group Finance Director, Carlton Communications Plc and Finance Director, Carlton Television).

Finance Director, Granada Production, will be William Medlicott, (currently Chief Operating Officer Carlton Content).

Finance Director, ITV News Group, will be Mike Fegan, (currently Granada Director of Financial Control).

ITV Director of Treasury will be Charles van der Welle, (currently Carlton Communications Plc Head of Treasury).

All of the senior finance executives will report to ITV plc Finance Director designate, Henry Staunton.

•	ITV Company Secretariat

ITV plc Company Secretary will be James Tibbitts, (currently Granada Director of Investor Relations and Treasury). James will report to Graham Parrott, Commercial Director designate of ITV plc.

Enquiries:

Peter Rushton	Carlton Communications	0207 347 3626

Susan Donovan	Granada plc	0207 737 8719

Alex Brown	Citigate Dewe Rogerson	0207 282 2837

Andrew Garfield	Brunswick	0207 404 5959

Notes to editors:

Neil Canetty-Clarke

Neil joined Granada in 2002 as Finance Director of Broadcasting & Enterprises. He has worked as Group Finance Director for a number of leading media and communications companies including Guardian Media Group plc and LWT plc.

Gary Digby

Gary joined Carlton in 1994 as Sales Negotiation Director. Previously, he was London Sales Director for TSMS which he joined having worked for various advertising agencies.

Mike Fegan

Mike joined Granada Group in 1994 where he has held a range of senior financial roles. In 1998, he was appointed Finance Director Granada Broadcasting & Enterprises and subsequently became Director of Financial Control Granada plc.

Mike Green

Mike Green joined Carlton in 1992 where he held a number of senior financial roles before being appointed to his current role as Finance Director of Carlton Television and Deputy Group Finance Director.

William Medlicott

William joined Carlton in 1994. He has played a key role in the development of the Carlton International distribution business and became Chief Operating Officer of the Carlton Content business in April 2002.

James Tibbitts

James joined Granada Group PLC in 1977 in Group Secretariat. In 1988 he was appointed Group Legal Manager and assistant Company Secretary and in 1993 he became Group Treasurer and Head of Investor Relations.

Charles van der Welle

Charles van der Welle held senior roles in Hanson Plc and Price Waterhouse before joining Carlton Communications as Group Treasurer seven years ago.

CARLTON COMMUNICATIONS PLC

The Company received notification on 3 December 2003 that as at 2 December 2003, Deutsche Bank AG had a notifiable interest in 25,541,910 Carlton Ordinary Shares.

4 December 2003

MERGER OF GRANADA AND CARLTON

MERGER DOCUMENTS POSTED / CARLTON PREFERENCE SHARE OFFER

The Boards of Granada and Carlton announce that the pre-conditions to the Merger of Granada and Carlton have now been satisfied or waived and accordingly the formal documents relating to the Merger are being posted to shareholders today. The Merger is being effected by the acquisition of Carlton and Granada by a new holding company, ITV plc, through inter-conditional schemes of arrangement.

Terms of the Merger

Under the terms of the Merger, Granada Shareholders will receive:

•	for each Granada Share	1 ITV Ordinary Share; and

Carlton Ordinary Shareholders will receive:

•	for each Carlton Ordinary Share	1.9386 ITV Ordinary Shares and 0.1835 ITV Convertible Shares

On completion of the Merger, Carlton Ordinary Shareholders will receive approximately 32 per cent. of the issued ordinary share capital of ITV plc. This will potentially increase to approximately 34 per cent. in 2006 conditional on the achievement of a share price for the ITV Ordinary Shares of 140 pence and on achievement of an earnings target for the ITV Ordinary Shares for the year ending September 2005 equal to or greater than 6.26 pence. This will be effected through the issue of ITV Convertible Shares to Carlton Ordinary Shareholders on completion of the Merger.

On completion of the Merger, Granada Shareholders will receive approximately 68 per cent. of the ITV Ordinary Shares, potentially reducing to approximately 66 per cent. in 2006 if the ITV Convertible Shares convert. It is also intended that Granada Shareholders on the register of members of Granada on 28 January 2004 will receive a total of approximately £200 million in cash following completion of the Merger which is equivalent to approximately 7.225p per Granada share. The ex-date for the issue of Granada Redeemable Shares is 26 January 2004.

The Merger is subject to the conditions set out in Part Three of the joint scheme document being posted today, including, amongst other things, the approval of the Merger by shareholders of both Granada and Carlton and the approval of schemes of arrangement of Granada and Carlton by the Court which is expected on 30 January 2004 at which time Michael Green and Paul Murray will resign as directors of Carlton.

Carlton Preference Share Offer

In the original announcement of the Merger in October 2002, Carlton and Granada stated that appropriate proposals would be made to Carlton Preference Shareholders upon posting of the Merger documentation. Accordingly, an offer is being made by ITV plc to Carlton Preference Shareholders of 102 pence in cash per Carlton Preference Share (plus an amount equal to any accrued but unpaid dividend in respect of each Carlton Preference Share up to but excluding the date of acquisition) in consideration for the cancellation of those shares. This proposal is to be implemented by means of a scheme of arrangement of the Carlton Preference Shareholders, which is conditional (amongst other things) on the Merger becoming effective. The Merger is not conditional on the Carlton Preference Share Offer becoming effective.

Timetable of Key Events

The timetable of key events is expected to be as follows:

•	13 January 2004 -	Shareholder meetings

•	30 January 2004 -	Court hearings; last day of dealings in Carlton Shares, Granada Shares and Carlton ADSs

•	2 February 2004 -	Effective date of the Merger and commencement of dealings in ITV plc shares

Press Enquiries

Granada Susan Donovan	Tel: 020 7737 8719

Carlton Peter Rushton	Tel: 020 7347 3626

Citigate Dewe Rogerson Jonathan Clare Simon Rigby	Tel: 020 7638 9571

Brunswick Andrew Garfield	Tel: 020 7404 5959

Other

Copies of the Listing Particulars and the Scheme Document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000. The Document Viewing Facility is open from 9 a.m. to 5.30 p.m. on every weekday except bank holidays.

The Merger documents will also be available in the ITV Merger section on ITV’s website (www.itv.com), on Carlton’s corporate website (www.carltonplc.co.uk) and in the Investor Information section on Granada’s website (www.granadamedia.com).

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Granada announces that it has 2,768,244,245 ordinary shares in issue of 10p each at 8 December 2003 (ISIN GB0008275660). Carlton announces that it has 671,960,088 Ordinary shares of 5p each (ISIN: GB0003419255) and 163,532,321 6.5p (net) Cumulative Convertible Redeemable Preference shares of 5p each (ISIN: GB0001765030) in issue at 8 December 2003.

FORWARD-LOOKING STATEMENTS

DISCLOSURE NOTICE: The information contained in this press release is as of 8 December 2003. Granada and Carlton assume no obligation to update any forward-looking statements contained in this press release as a result of new information for future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Granada and Carlton are providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect to the expected timing and completion of the merger between Carlton and Granada, as well as the implementation of the integration plans for the merged group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in the press release, as well as material changes in tax laws and regulations and the ability of Granada and Carlton to (i) obtain shareholders’ approval or remaining regulatory clearances for the transaction and (ii) integrate the businesses of Granada and Carlton, achieve cost savings and realise other synergies in connection with the Merger, in each case without unforeseen delay. A further description of certain of these matters can be found in Item 3.B, “Key Information-Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended 30 September 2002, filed with the United States Securities and Exchange Commission (Commission file number: 0-15252).

END

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Granada Shares or Carlton Shares, as the case may be, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

A copy of this document, which comprises listing particulars relating to ITV plc prepared in accordance with the Listing Rules made under Part VI of the Financial Services and Market Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the ITV Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange’s market for listed securities, which applications, once granted, will together constitute admission to the Official List.

Introduction to the Official List
of
ITV plc
(Incorporated in England and Wales under the Companies Act 1985 with registered number 4967001)

in connection with the proposed merger of

Granada plc
and
Carlton Communications Plc

Lazard is acting for Granada in connection with the Merger and as joint sponsor to ITV plc in connection with the Introduction and for no one else and will not be responsible to anyone other than Granada or ITV plc for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Merger or the Introduction.

UBS is acting for Carlton in connection with the Merger and as joint sponsor to ITV plc in connection with the Introduction and for no one else and will not be responsible to anyone other than Carlton or ITV plc for providing the protections afforded to clients of UBS nor for providing advice in relation to the Merger or the Introduction.

The ITV Shares to be issued in connection with the Merger and the Granada Redeemable Shares have not been, and are not required to be, approved or disapproved by or registered with the SEC or any other United States federal or state securities commission, nor has the SEC or any other United States federal or state securities commission passed upon the accuracy or adequacy of this document, the Scheme Document or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

DISCLOSURE NOTICE: The information contained in these Listing Particulars is as of 8 December 2003. The delivery of this document shall under no circumstances create any implication that there has been no change in the affairs of ITV plc, Granada and Carlton since the date hereof or that the information contained herein is correct as of any time subsequent to its date. Nothing in this document should be construed as a profit forecast or be interpreted to mean that the earnings per share of ITV plc will necessarily be greater than the historical earnings per share of Granada and Carlton.

FORWARD-LOOKING STATEMENT

ITV plc is providing the following cautionary statement. This document contains certain statements that are or may be forward-looking with respect to the benefits of the Merger to viewers, advertisers and the shareholders of Granada, Carlton and ITV plc, revenues, dividends, cost savings and other synergies, cash costs, the financial condition, results of operations and businesses of Granada, Carlton and ITV plc, and certain of their plans and objectives, as well as regulatory developments. In particular, among other statements, certain statements in Part 1 under the headings “Reasons for and benefits of the Merger”, “Strategy” and “Synergies and cost savings”, and in Part 2 under the headings “Financial reporting and dividend policy” and “Current trading and prospects” are or may be forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in this document as well as (i) the ability of Granada and Carlton to integrate their businesses, achieve cost savings and realise other synergies, (ii) the restrictive impact of the behavioural undertakings entered into in connection with the Merger on the business of the Merged Group, in particular its ability to maintain and/or grow its share of broadcast, (iii) the level of UK advertising expenditure which, in turn, is influenced by the condition of the UK and global economies, (iv) adverse changes in tax laws and regulations, (v) the risks associated with the introduction of new products and services, (vi) the competition for UK television airtime, including, without any limitation, pricing, product, programme initiatives of competitors and increased competition of programmes such as major sporting events, (vii) changes in technology or consumer demand, (viii) reliance on third party technology, (ix) the termination or delay of key contracts, (x) the ability of the Merged Group to successfully establish and protect its intellectual property, (xi) risks relating to treasury activities, (xii) exposure to the Merged Group’s investments in companies not controlled by the Merged Group, and (xiii) fluctuations in exchange rates.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under N.H. Rev. stat. ann. chapter 421-b with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under N.H. Rev. stat. ann. chapter 421-b is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any investor, customer or client any representation inconsistent with the provisions of this paragraph.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Substantially all of the directors and senior management of ITV plc will not be residents of the United States and substantially all of the assets of such persons and a substantial majority of the assets of ITV plc and its subsidiaries will be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such person or ITV plc or to enforce against them judgments of courts of the United States predicated upon civil liability provisions of the US federal or state securities laws.

Overseas holders of Granada Shares and Carlton Shares and holders of Carlton ADRs should refer to Part 11 of this document, which contains important information relevant to such holders, including a description of certain US tax consequences of holding ITV Shares, to paragraph 18.3 of Part 8 of this document, which contains a description of certain UK tax consequences of holding ITV Shares, and to paragraph 6 of Part 2 and to Part 9 of the Scheme Document which contain descriptions of certain UK and US tax consequences of the Scheme and of holding Granada Redeemable Shares. Holders of Carlton ADRs are also referred to paragraph 7 of Part 9 of the Scheme Document, for information on voting procedures relating to them.

Effective from the date of commencement of discussions concerning the Merger, holders and each of their employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the Merger and all materials of any kind, including opinions or other tax analyses, that Granada or Carlton has provided to holders relating to such US federal tax treatment and tax structure. The preceding sentence is intended to cause the Merger not to be treated as having been offered under conditions of confidentiality for purposes of Sections 1.6011-4(b)(3) and 301.6111-2(a)(2)(ii) (or any successor provisions) of the US Treasury regulations promulgated under the Internal Revenue Code of 1986, as amended, and shall be construed in a manner consistent with such purpose.

2

CONTENTS

                                                                            Page

PART 1 - INFORMATION ON THE MERGER                                             7
         1.  Introduction                                                      7
         2.  Summary of the Merger terms                                       7
         3.  Reasons for and benefits of the Merger                            8
         4.  Strategy                                                          8
         5.  Synergies and cost savings                                        9
         6.  ITV plc board and management                                     10
         7.  ITV plc business description                                     11
         8.  Description of the Schemes                                       11
         9.  Granada Redeemable Shares                                        13
         10. Employee share schemes                                           13
         11. Listings, dealings and settlement                                15

PART 2 - INFORMATION ON ITV PLC                                               17
         1.  Business description                                             17
         2.  Financial reporting and dividend policy                          21
         3.  Current trading and prospects                                    21
         4.  Corporate governance                                             21
         5.  Regulatory regime                                                22

PART 3 - FINANCIAL INFORMATION RELATING TO THE GRANADA GROUP                  26

PART 4 - FINANCIAL INFORMATION RELATING TO THE CARLTON GROUP                  69

PART 5 - FINANCIAL INFORMATION RELATING TO ITV PLC                           120

PART 6 - REGULATORY                                                          127

PART 7 - ITV CONVERTIBLE SHARES                                              130
         1.1 Voting                                                          130
         1.2 Income                                                          130
         1.3 Capital                                                         130
         1.4 Conversion                                                      130

PART 8 - ADDITIONAL INFORMATION                                              139
         1.  Responsibility                                                  139
         2.  Directors and senior management                                 139
         3.  Incorporation                                                   141
         4.  Share capital                                                   142
         5.  Summary of the memorandum and articles of association of
             ITV plc                                                         145
         6.  Directors'and other interests in ITV plc                        153
         7.  Directors'service contracts and emoluments                      154
         8.  Summary of employee share schemes                               157
         9.  Working capital                                                 174
         10. Significant change                                              174
         11. ITV Digital and Box Clever                                      174
         12. Litigation                                                      175

3

                                                                            Page
          13. Material contracts                                             176
          14. Principal establishments                                       180
          15. Principal subsidiary and associated undertakings of ITV plc    182
          16. Employees                                                      185
          17. Principal investments                                          185
          18. UK tax                                                         186
          19. Broadcasting licences                                          188
          20. Consents                                                       189
          21. Miscellaneous                                                  189
          22. Documents available for inspection                             190

PART 9 -  ADDITIONAL INFORMATION ON GRANADA                                  191
          1.  Directors                                                      191
          2.  Share options                                                  191
          3.  Significant change                                             192

PART 10 - ADDITIONAL INFORMATION ON CARLTON                                  193
          1.  Directors                                                      193
          2.  Share options                                                  193
          3.  Significant change                                             194

PART 11 - ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS                   195
          1.  General                                                        195
          2.  US tax                                                         195
          3.  US securities laws                                             199
          4.  Differences between UK and US GAAP                             200

PART 12 - DEFINITIONS                                                        205

4

ITV PLC

Registered office:

The London Television Centre Upper Ground London SE1 9LT

FINANCIAL ADVISER TO GRANADA AND JOINT SPONSOR

Lazard & Co., Limited
50 Stratton Street London W1J 8LL

FINANCIAL ADVISER TO CARLTON AND JOINT SPONSOR

UBS Investment Bank
1 Finsbury Avenue London EC2M 2PP

STOCKBROKERS TO GRANADA

Hoare Govett Ltd 250 Bishopsgate London EC2M 4AA	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB	Credit Suisse First Boston de Zoete & Bevan Limited One Cabot Square London E14 4QJ

STOCKBROKERS TO CARLTON

UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP	Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA

LEGAL ADVISERS TO GRANADA Lovells Atlantic House Holborn Viaduct London EC1A 2FG	LEGAL ADVISERS TO CARLTON Slaughter and May One Bunhill Row London EC1Y 8YY

AUDITORS TO GRANADA AND JOINT REPORTING ACCOUNTANTS KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB	AUDITORS TO CARLTON AND JOINT REPORTING ACCOUNTANTS PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

REGISTRAR

Capita Registrars
The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

5

EXPECTED TIMETABLE OF EVENTS

Latest time for lodging forms of proxy for:

 - Carlton Ordinary Shareholder Court Meeting   10.00 a.m. on 11 January 2004(1)

 - Carlton Preference Shareholder Court
   Meeting                                      10.10 a.m. on 11 January 200(1)

 - Carlton EGM                                  10.20 a.m. on 11 January 2004(2)

 - Granada Court Meeting                        3.00 p.m. on 11 January 2004(1)

 - Granada EGM                                  3.10 p.m. on 11 January 2004(3)

Voting Record Time                              6.00 p.m. on 11 January 2004

Carlton Ordinary Shareholder Court Meeting      10.00 a.m. on 13 January 2004

Carlton Preference Shareholder Court Meeting    10.10 a.m. on 13 January 2004(4)

Carlton EGM                                     10.20 a.m. on 13 January 2004(5)

Granada Court Meeting                           3.00 p.m. on 13 January 2004

Granada EGM                                     3.10 p.m. on 13 January 2004(6)

Record Date for issue of Granada Redeemable
Shares                                          28 January 2004

Court hearings of petitions to sanction the
Schemes                                         30 January 2004

Last day of dealings in Granada Shares,
Carlton Shares and Carlton ADSs                 30 January 2004(7)

Scheme Record Time                              6.00 p.m. on 30 January 2004(7)

Effective Date of the Schemes and
commencement of dealings on the London Stock
Exchange in ITV Shares                          2 February 2004(7)

Crediting of ITV Shares to CREST accounts       2 February 2004(7)

Despatch of share certificates in respect of
ITV Shares and cheques in respect of
fractional entitlements of Carlton
Shareholders                                    by 16 February 2004(7)

Payment of consideration via CREST or
despatch of cheques to Carlton Preference
Shareholders                                    by 16 February 2004(7)

Intended redemption of Granada Redeemable
Shares                                          by 28 February 2004(7)

All references in this document to times are to UK time unless otherwise stated.

(1)	It is requested that forms of proxy for the Court Meetings be lodged at least 48 hours prior to the time appointed for the relevant Court Meeting. Forms of proxy not so lodged may be handed to the Chairman of the relevant Court Meeting at such Court Meeting and will still be valid.
(2)	White forms of proxy for the Carlton EGM must be lodged at least 48 hours prior to the time appointed for the Carlton EGM.
(3)	Green forms of proxy for the Granada EGM must be lodged at least 48 hours prior to the time appointed for the Granada EGM.
(4)	Or as soon thereafter as the Carlton Ordinary Shareholder Court Meeting shall have concluded or been adjourned.
(5)	Or as soon thereafter as the Carlton Preference Shareholder Court Meeting shall have concluded or been adjourned.
(6)	Or as soon thereafter as the Granada Court Meeting shall have concluded or been adjourned.
(7)	These dates are indicative only and will depend on, among other things, the date upon which the Court sanctions the Schemes.

6

PART 1 - INFORMATION ON THE MERGER

1. INTRODUCTION

On 16 October 2002 the boards of Granada and Carlton announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State referred the proposed merger to the Competition Commission on 11 March 2003 and on 7 October 2003 announced that she had decided to clear the merger, subject to appropriate undertakings being given by Granada and Carlton. Granada and Carlton announced on 14 November 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State.

2. SUMMARY OF THE MERGER TERMS

Under the terms of the Merger, Granada Shareholders will receive:

for each Granada Share	1 ITV Ordinary Share, and

Carlton Ordinary Shareholders will receive:

for each Carlton Ordinary Share	1.9386 ITV Ordinary Shares and 0.1835 ITV Convertible Shares

Following completion of the Merger, based on 671,960,088 Carlton Ordinary Shares in issue as at 4 December 2003, Carlton Ordinary Shareholders will receive 1,302,661,826 ITV Ordinary Shares representing approximately 32 per cent. of the issued ordinary share capital of ITV plc. This will potentially increase to approximately 34 per cent. in 2006 conditional on the achievement of a share price for the ITV Ordinary Shares of 140 pence (implying the achievement of a Carlton Ordinary Share price equivalent to 271 pence) and on achievement of an earnings target for the ITV Ordinary Shares for the year ending September 2005 equal to or greater than 6.26 pence. This will be effected through the issue of ITV Convertible Shares to Carlton Ordinary Shareholders on completion of the Merger. The ITV Convertible Shares will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange’s market for listed securities. The ITV Convertible Shares will convert into ITV Ordinary Shares on a one for one basis (subject to adjustment in certain circumstances) if the above conditions are satisfied. The rights attaching to the ITV Convertible Shares and the conditions to their conversion into ITV Ordinary Shares are set out in Part 7 of this document. The circumstances in which adjustments may be made to the one for one conversion ratio and the nature of such adjustments are set out in Article 4A.4(D) set out in Part 7 of this document.

Following completion of the Merger, based on 2,768,244,245 Granada Shares in issue as at 4 December 2003, Granada Shareholders will receive 2,768,244,245 ITV Ordinary Shares representing approximately 68 per cent. of the ITV Ordinary Shares, potentially reducing to approximately 66 per cent. in 2006 if the ITV Convertible Shares convert. It is also intended that Granada Shareholders on the register of members of Granada on 28 January 2004 will receive a total of approximately £200 million in cash following completion of the Merger. Based on 2,768,244,245 Granada Shares in issue as at 4 December 2003 this is equivalent to approximately 7.225p per Granada Share. It is intended that this payment will be effected through the issue to Granada Shareholders of the Granada Redeemable Shares prior to the Merger becoming effective and their subsequent redemption for cash after the Merger has become effective. Further details are set out in paragraph 9 below.

In the original announcement of the Merger in October 2002, Carlton and Granada stated that appropriate proposals would be made to Carlton Preference Shareholders upon posting of the Merger documentation. Accordingly, pursuant to the Scheme Document, an offer is being made by ITV plc to Carlton Preference Shareholders of 102 pence in cash per Carlton Preference Share (plus an amount equal to any accrued but unpaid dividend in respect of each Carlton Preference Share up to but excluding the Effective Date) in consideration for the cancellation of those shares. This proposal is to be implemented by means of the Carlton Preference Shareholder Scheme, which is conditional (amongst other things) on the Ordinary Shareholder Schemes being approved by Granada Shareholders and Carlton Ordinary Shareholders and sanctioned by the Court. The Merger is not conditional on the Carlton Preference Shareholder Scheme becoming effective and, accordingly, can proceed whether or not the Carlton Preference Shareholder Scheme is approved. Further details of the terms of the Carlton Preference Shareholder Scheme are contained in paragraph 8 below.

7

A summary of the principal terms of the Merger Agreement is set out in paragraph 13 of Part 8 of this document.

3. REASONS FOR AND BENEFITS OF THE MERGER

Granada and Carlton have long believed in the vision of creating “one ITV”. As one company, with one management and one clear focus, the new business will be able to compete more effectively for viewers in the UK market where multi-channel penetration continues to increase. The Merged Group will be more efficiently managed, with lower costs, and will have the scale and reach to develop its strong, distinctive consumer brand.

The Merger will create one of the leading commercial broadcasters in Europe. Together, Granada and Carlton will:
•	unite ITV1, the most popular commercial television channel in the UK;
•	be the largest commercial television production company in Britain; and
•	bring together two of Britain’s leading distributors of television programmes and films.

In addition, the ITV Directors believe that the Merger will help the Merged Group to benefit from a virtuous circle of maximising investment in quality programming which will support and possibly increase its viewing shares in all types of homes and thus enhance its advertising revenues. This would then afford further investment in programming.

The ITV Directors believe that there will be significant benefits for viewers, advertisers and ITV plc shareholders:
•	Viewers will benefit from enhanced programming investment designed further to improve quality and choice, with more drama premieres, more event entertainment and a strong regional identity.
•	Advertisers will benefit from the greater ability of the Merged Group to invest in and maximise the value of its programming thereby enhancing audience share and commercial impacts, particularly to the key demographic groups. This will allow advertisers to maximise their reach.
•	Shareholders will benefit from a simpler and clearer structure, greater efficiency and lower costs. These will include significant synergies together with the increased scale and cashflow of the Merged Group which will enable it to exploit future growth opportunities. The ITV Directors believe that these growth opportunities far outweigh those that would be available to Granada and Carlton separately.

4. STRATEGY

ITV plc, as the UK’s leading commercial broadcaster, intends to:
•	promote the growth of television’s share of the total display advertising market; and
•	develop the UK’s leading package of free-to-air commercial channels in the digital world.

This will be driven by the following strategies:

(i)	Lead and grow the UK television advertising market

ITV plc will promote television as a medium, selling the benefits of television advertising with the aim of growing the overall television advertising market. ITV plc will also promote the important strategic role that the ITV family of channels plays in national and regional advertising campaigns and will work more closely with advertisers to improve its understanding of their needs and thereby deliver the programming that ITV plc’s customers want.

(ii)	Deliver commercial impacts

Commercial impacts are ITV plc’s currency (one commercial impact represents one viewer watching a 30 second advertisement). All divisions of ITV plc will be focused on delivering the maximum commercial impacts for the ITV family of channels and therefore for its customers. Under the terms of

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the undertakings agreed with the OFT, ITV plc has a greater incentive to invest and to maintain its share of commercial impacts in each demographic group. ITV plc needs to invest in its product, the schedule, to achieve this and plans not only to invest more money in programming but also to invest this money more efficiently and schedule its programmes more effectively.

(iii)	Develop ITV channel package

ITV plc will create an ITV family of channels which will be referred to collectively as ITV Multi- channel. The new channels will be cross-promoted, taking advantage of complementary programming and scheduling, and will build on the success of ITV2, ITV1’s fast growing digital sister channel.

(iv)	Place news at the centre of public service broadcasting

ITV plc will bring its interest in ITN, its extensive regional news services and its interest in the 24 hour news service, the ITV News Channel, under one management. This will help ITV plc to deliver a higher quality and more effective news service. ITV plc will also use this structure to deliver other regional programming, thereby reducing duplication and delivering a higher quality of regional programming.

(v)	Produce valuable programmes

ITV plc’s objective in production will be to become Europe’s number one commercial producer. ITV plc is committed to remaining a producer broadcaster. This helps to control costs by avoiding production price inflation, and delivers value by enabling successful rights to be exploited through sales of formats and programmes to other broadcasters. ITV plc plans to continue to produce ITV1’s key brands such as Coronation Street and Emmerdale, as well as new original productions and returning hit series in all genres. International revenue is expected to be driven by selling formats and programmes overseas.

(vi)	Reduce regulatory costs

ITV plc operates in a heavily regulated business environment with high licence and regulatory costs. Over the next few years ITV plc will push for equality with other commercial broadcasters on the levels of licence fees and regulatory costs.

5. SYNERGIES AND COST SAVINGS[1]

Since the Merger was announced in October 2002, both Granada and Carlton have been working on a profit improvement plan which has now identified total cost savings of £100 million annually. In the 12 months ended 30 September 2003, £34 million of these cost savings were achieved by Granada and Carlton together, the annualised effect of which is £43 million. Subsequently, and following completion of the Merger, significant value creation is expected for the Merged Group’s shareholders from a further £57 million per annum of cost savings which should be substantially achieved by the end of the first full financial year following completion.

These further expected cost savings of £57 million per annum principally arise in the following key areas:

Broadcasting

Savings of approximately £28 million per annum are planned, of which approximately half are planned in airtime sales. The Merger will allow the combination of the parties’ existing airtime sales houses, Granada Enterprises and Carlton Sales, into a single entity. A single front-of-house negotiation team will provide the sales service to advertising and agency clients. This will be supported by combined back office functions dealing with scheduling of advertisements and promotions within programme breaks and management of advertising copy. A single airtime sales booking system will be implemented during the course of 2004.

1.	The expected cost savings have been calculated on the basis of the existing cost and operating structures of Granada and Carlton, by reference to current facts and circumstances.
Nothing in this section should be construed as a profit forecast or be interpreted to mean that the future earnings per share of the Merged Group will necessarily be the same as, or greater than, the historical earnings per share of Granada and Carlton.

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In addition, savings will be achieved by the elimination of duplicated functions between the ITV Network Centre and the parties’ own broadcasting management and infrastructure. An efficient structure will be implemented at the newly-created ITV News Group, which will be responsible for ITV plc’s national and international news output including that of the ITV News Channel, as well as the provision of news and other regional programming to ITV plc’s regional Channel 3 licences.

Production

Annual cost savings of approximately £13 million are expected to result from the combination of Granada Content with Carlton Productions (the parties’ current programme production businesses) and of Granada International with Carlton International (the parties’ current UK and international programme distribution operations) as well as from operational improvements in the combined business. Savings in UK production are anticipated through the removal of duplicated overheads and programme development. The rationalisation of properties and the combination of international production and distribution will provide the balance of the savings in Production.

Central costs

Granada and Carlton currently operate separate and distinct central services and corporate functions. Upon the Merger becoming effective, savings from reducing central overheads are estimated to be approximately £16 million per annum. Savings include the consolidation into one public company board, property rationalisation and savings from areas within central services such as finance, legal, human resources and IT.

In addition to cost savings that have already been identified, the Merged Group will seek to achieve further operational improvements.

The one off cash cost of achieving the future cost savings of £57 million per annum is estimated to be approximately £58 million with additional non-cash costs in the region of £15 million. The majority of costs are expected to be incurred in the year ending 31 December 2004. The costs of achieving cost savings to date have already been absorbed by Granada and Carlton.

6. ITV PLC BOARD AND MANAGEMENT

The names and current functions of the ITV Directors are set out below. The ITV Directors have set as one of their key objectives the appointment of an independent non-executive Chairman for ITV plc. Pending that appointment, Sir Brian Pitman will act as interim non-executive Chairman and Sir George Russell will act as interim non-executive Deputy Chairman. Following appointment of an independent non-executive Chairman for ITV plc, which is expected to take place in early 2004, Sir Brian Pitman and Sir George Russell will continue as non-executive directors.

Name	Position	Age

Sir Brian Pitman	Interim non-executive Chairman	71
Sir George Russell CBE	Interim non-executive Deputy Chairman	68
Charles Allen CBE	Chief Executive	46
Henry Staunton	Finance Director	55
David Chance	Non-executive Director	46
James Crosby	Non-executive Director	47
Etienne de Villiers	Non-executive Director	54
John McGrath	Non-executive Director	65

The company secretary of ITV plc is James Tibbitts.

Further information regarding directors and senior management is set out in paragraph 2 of Part 8 of this document. Further information regarding board committees and other corporate governance matters is set out in paragraph 4 of Part 2 of this document.

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7. ITV PLC BUSINESS DESCRIPTION

ITV plc will be a leading UK media company comprising the current businesses of Granada and Carlton. There will be three main operating divisions separately covering broadcasting, news and production.

ITV plc will own all of the regional Channel 3 licences in England and Wales, which account for over 90 per cent. of ITV1 advertising revenues. ITV1 is the UK’s largest commercial television channel. ITV plc will also own 100 per cent. of the fast-growing free-to-air digital channel ITV2 and a 50 per cent. economic interest in GMTV, which holds the national Channel 3 licence for breakfast television.

The news division will include ITV plc’s 40 per cent. stake in the news provider ITN and a 65 per cent. interest in the 24 hour news service, the ITV News Channel.

ITV plc will have a 16.9 per cent. interest in SMG plc, which operates the two regional Channel 3 licences in Scotland, and a 50.5 per cent. economic interest in Granada Sky Broadcasting, a UK multi-channel operator. ITV plc will have stakes in Ireland’s TV3 Television Network (45 per cent.), Australia’s Seven Network (10 per cent.) and a number of other media investments. ITV plc will also have a 5.5 per cent. interest in Thomson, a leading provider of end-to-end solutions (technologies, equipment and services) to the entertainment industries.

ITV plc will own the market leading cinema screen advertising businesses in the UK and Republic of Ireland and have similar joint ventures in continental Europe and the United States.

ITV plc’s production arm will comprise the largest commercial television production company in the UK and one of Europe’s largest programme distributors.

8. DESCRIPTION OF THE SCHEMES

The Merger is to be effected by way of inter-conditional schemes of arrangement of the Carlton Ordinary Shareholders and the Granada Shareholders under section 425 of the Act. Following the Carlton Ordinary Shareholder Scheme and the Granada Scheme becoming effective, the entire issued ordinary share capital of each of Carlton and Granada will be held by ITV plc, the new holding company for the Carlton and Granada Groups.

(a)	The Ordinary Shareholder Schemes

On the Granada Scheme becoming effective, all of the existing ordinary share capital of Granada in issue at 6.00 p.m. on the day before the Order Date will be cancelled. In consideration of the cancellation of their holdings and the issue of Granada Shares to ITV plc, Granada Shareholders will receive shares in ITV plc on the basis stated in paragraph 2 above. The capital of Granada will be restored to its former amount and the credit arising in the books of Granada as a result of the cancellation of the Granada Scheme Shares will be applied in paying up in full new Granada Shares which will be issued to ITV plc, so that Granada will become a subsidiary of ITV plc.

On the Carlton Ordinary Shareholder Scheme becoming effective, all of the existing ordinary share capital of Carlton (other than any shares held by ITV plc) in issue at 6.00 p.m. on the day before the Order Date will be redesignated as Carlton A Ordinary Shares which will be cancelled. In consideration of the cancellation of their holdings and the issue of Carlton Ordinary Shares to ITV plc, Carlton Ordinary Shareholders will receive shares in ITV plc on the basis stated in paragraph 2 above. The capital of Carlton will be restored to its former amount and the credit arising in the books of Carlton as a result of the cancellation of the Carlton A Ordinary Shares will be applied in paying up in full new Carlton Ordinary Shares, which will be issued to ITV plc, so that Carlton will become a subsidiary of ITV plc.

The Merger is conditional upon a number of conditions, including the Ordinary Shareholder Schemes becoming effective by 31 March 2004 or such later date, if any, as Granada and Carlton may agree and the Court may allow. The conditions are set out in Part 3 of the Scheme Document. These conditions include:

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•	approval by Granada Shareholders of the resolution to be proposed at the Granada Court Meeting. This resolution must be approved by a majority in number of Granada Shareholders present and voting, either in person or by proxy, representing not less than three fourths in value of the Granada Shares held by such holders

•	separate approval by Granada Shareholders at the Granada EGM

•	approval by Carlton Ordinary Shareholders of the resolution to be proposed at the Carlton Ordinary Shareholder Court Meeting. This resolution must be approved by a majority in number of Carlton Ordinary Shareholders present and voting, either in person or by proxy, representing not less than three-fourths in value of the Carlton Ordinary Shares held by such holders

•	separate approval by Carlton Ordinary Shareholders at the Carlton EGM

•	sanction of the Granada Scheme and the Carlton Ordinary Shareholder Scheme by the Court.

The Ordinary Shareholder Schemes and the Merger will only become effective if all the conditions set out in Part 3 of the Scheme Document have been satisfied or (if capable of waiver) waived. The Ordinary Shareholder Schemes will become effective upon delivery to the Registrar of Companies in England and Wales of the Orders in respect of the Ordinary Shareholder Schemes and on such Orders being registered.

Once the Ordinary Shareholder Schemes become effective, they will be binding on all holders of Ordinary Shareholder Scheme Shares, including any such holders who did not vote to approve the Ordinary Shareholder Schemes.

(b)	Carlton Preference Shareholder Scheme

In the original announcement of the Merger in October 2002, Carlton and Granada stated that appropriate proposals would be made to Carlton Preference Shareholders upon posting of the Merger documentation. Accordingly, pursuant to the Scheme Document, an offer is being made by ITV plc to Carlton Preference Shareholders of 102 pence in cash per Carlton Preference Share (plus an amount equal to any accrued but unpaid dividend in respect of each such Carlton Preference Share up to but excluding the Effective Date) in consideration for the cancellation of those shares. This proposal is to be implemented by means of the Carlton Preference Shareholder Scheme, which is conditional on the Ordinary Shareholder Schemes being approved by Granada Shareholders and Carlton Ordinary Shareholders and sanctioned by the Court. On the Carlton Preference Shareholder Scheme becoming effective, all of the Carlton Preference Shares in issue at 6.00 p.m. on the day before the Order Date will be cancelled. The capital of Carlton will then be restored to its former amount and the credit arising in the books of Carlton as a result of the cancellation of the Carlton Preference Scheme Shares will be applied in paying up in full new Carlton Ordinary Shares which will be issued to ITV plc. The Merger is not conditional on the Carlton Preference Shareholder Scheme becoming effective and, accordingly, can proceed whether or not the Carlton Preference Shareholder Scheme is approved. Based on the number of Carlton Preference Shares in issue as at the date of this document, the total consideration payable by ITV plc pursuant to the Carlton Preference Share Scheme is expected to be approximately £168 million.

The Carlton Preference Shareholder Scheme is conditional on the following conditions, which are set out in full in Part 3 of the Scheme Document:

•	approval by Carlton Preference Shareholders of the resolution to be proposed at the Carlton Preference Shareholder Court Meeting. This resolution must be approved by a majority in number of Carlton Preference Shareholders present and voting, either in person or by proxy, representing not less than three-fourths in value of the Carlton Preference Shares held by such holders

•	separate approval by the Carlton Ordinary Shareholders at the Carlton EGM

•	the Ordinary Shareholder Schemes being sanctioned by the Court

•	the Carlton Preference Shareholder Scheme being sanctioned by the Court.

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The Carlton Preference Shareholder Scheme will become effective upon delivery to the Registrar of Companies in England and Wales of the Order in respect of the Carlton Preference Shareholder Scheme and on such Order being registered.

Once the Carlton Preference Shareholder Scheme becomes effective, it will be binding on all Carlton Preference Shareholders, including any holders who did not vote to approve the Carlton Preference Shareholder Scheme.

Details of the implications of the Carlton Preference Shareholder Scheme not being approved are set out in Part 2 of the Scheme Document.

9. GRANADA REDEEMABLE SHARES

Granada intends that Granada Shareholders on the register of members of Granada on 28 January 2004 will receive a total of approximately £200 million in cash following completion of the Merger. Based on 2,768,244,245 Granada Shares in issue as at 4 December 2003 this is equivalent to approximately 7.225p per Granada Share. This payment will be effected through the issue of the Granada Redeemable Shares which Granada intends to redeem after the Merger has become effective. The Granada Redeemable Shares will be issued credited as fully paid up out of Granada’s merger reserve. On the basis of 2,768,244,245 Granada Shares in issue as at 4 December 2003 the Granada Redeemable Shares will be issued as follows:

for every 13.84 Granada Shares held 1 Granada Redeemable Share

Where fractional entitlements to Granada Redeemable Shares would arise, the number of Granada Redeemable Shares to be issued will be rounded down to the nearest whole number. The Granada Redeemable Shares will be redeemable in cash at par at Granada’s option only. Granada intends to redeem the shares after the Merger has become effective. If the redemption has not been effected by 30 April 2004, or such later date as the Granada Directors may in their absolute discretion determine, the Granada Redeemable Shares will be automatically redesignated into deferred shares which will be subject to compulsory transfer to a custodian.

No application has been or will be made for the Granada Redeemable Shares to be listed on any stock exchange.

The rights attached to the Granada Redeemable Shares are set out in Part 8 of the Scheme Document.

10. EMPLOYEE SHARE SCHEMES

Options and awards granted on or after 1 December 2002 under the Carlton Share Schemes (with the exception of the Carlton Sharesave Scheme) and options and awards granted on or after 1 January 2003 under the Granada Share Schemes (with the exception of the Granada Savings-Related Share Option Scheme) will not become exercisable or vest as a result of the Merger. Options granted under the Carlton Sharesave Scheme whether before or after 1 December 2002 and under the Granada Savings-Related Share Option Scheme whether before or after 1 January 2003 will become exercisable as a result of the Merger.

The Merger will result in many of the other awards and options under the other Granada Share Schemes and the other Carlton Share Schemes vesting or becoming exercisable. Proposals will be made to participants in the Granada Share Schemes and the Carlton Share Schemes to enable them to exchange their awards or options over Granada Shares or Carlton Ordinary Shares for awards or options over ITV Ordinary Shares.

The executive directors of ITV plc who are currently directors of Granada have agreed to rollover their options under the Granada Share Schemes rather than exercising.

The remuneration committee of ITV plc proposes to adopt incentive plans identical to those previously in place for Granada save for amendments to bring them in line with prevailing best practice and to facilitate integration between the two businesses’ remuneration arrangements. Shareholders of both Granada and Carlton are being asked to approve these incentive plans, being the ITV Share Incentive Plan, the ITV Savings Related Share Option Scheme, the ITV Approved and Unapproved Executive Share Option Schemes and the ITV Commitment Scheme. The ITV Share Schemes will be subject to the normal dilution

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limits. A detailed description of how the ITV Share Schemes will operate is contained in paragraph 8.1 of Part 8 but the main details are highlighted below.

ITV Unapproved and Approved Executive Share Option Schemes (the “Option Schemes”)

For the initial grants under the Option Schemes, vesting will be dependent on ITV plc’s total shareholder return (“TSR”) performance over the three year period from the date of grant against a range of companies of comparable size and/or lines of business.

To ensure that the Option Schemes operate in a manner consistent with prevailing best practice, they will be operated on the following basis, which will be reflected in the rules of the Option Schemes:
•	There will be a limit on the maximum annual grants of options under the Option Schemes of 200 per cent. of annual salary.
•	Performance targets will be measured over the three year period from the date of grant. Awards will not vest if ITV plc’s performance is ranked below the median within the comparator group. 35 per cent. of the award will vest if ITV plc’s performance is ranked at the median within the comparator group. The full award will only vest for at least upper quartile performance. If the performance condition has not been met at the end of the three-year period, options will lapse.
•	On a change of control of ITV plc, outstanding options will only be exercisable to the extent that the performance condition has been met.

ITV Commitment Scheme (the “Commitment Scheme”)

The Commitment Scheme requires invitees to commit and retain a significant amount of capital in the form of ITV Ordinary Shares.

As for the Option Schemes, the Commitment Scheme will be operated in line with prevailing best practice. In particular, matching awards will vest (subject to the achievement of the TSR performance condition) no earlier than the third anniversary of the date of grant. Any portion of the award that has not vested by the relevant vesting date will lapse.

The ITV Deferred Share Award Plan (the “DSA Plan”)

It is proposed that the annual bonus arrangements for executive directors and senior managers of ITV plc will be operated in a way that integrates the previous approaches of Granada and Carlton. The DSA Plan will operate only over market purchased shares.

Awards made under the DSA Plan, as well as any cash bonus payments, will be based on a combination of demanding corporate, individual, and, where applicable, divisional targets. For the executive directors, the targets will be weighted towards corporate performance.

Participants will be allowed to receive up to 50 per cent. of their bonus entitlement in the form of a cash bonus. Any bonus not taken in cash will be deferred into awards over ITV Ordinary Shares, normally vesting over one and two years.

The total annual bonus entitlement (including awards made under the DSA Plan) for executive directors will not exceed 150 per cent. of a participant’s annual salary.

All-employee schemes

ITV plc is also adopting the ITV Savings Related Share Option Scheme and the ITV Share Incentive Plan.

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11. LISTINGS, DEALINGS AND SETTLEMENT

Listings and dealings

The new ITV Shares to be issued pursuant to the Merger will be issued credited as fully paid. The ITV Ordinary Shares will rank in full for all dividends or distributions on the ordinary share capital of ITV plc declared, made or paid after the Effective Date.

Application has been made to the UK Listing Authority for up to 4,349,909,051 ITV Ordinary Shares and up to 142,281,227 ITV Convertible Shares to be admitted to the Official List and to the London Stock Exchange for the ITV Ordinary Shares and the ITV Convertible Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that listing of the ITV Shares will become effective and that dealings, for normal settlement, will commence at 8.00 a.m. on the Effective Date which, subject to the sanction of the Ordinary Shareholder Schemes by the Court, is expected to be 2 February 2004. The ITV Shares will not be listed on any other stock exchange.

On the Effective Date, the listings of the Granada Shares and the Carlton Ordinary Shares and, assuming the Carlton Preference Shareholder Scheme is approved, the Carlton Preference Shares on the London Stock Exchange will be cancelled. It is also expected that the listing of the Carlton ADSs on NASDAQ will be cancelled on the same date. On this basis, the last day of dealings in Granada Shares and Carlton Shares on the London Stock Exchange and of Carlton ADSs on NASDAQ will therefore be the Business Day before the Effective Date.

Holders of Carlton ADRs and overseas holders of Granada Shares or Carlton Shares should refer to Part 11 of this document, which contains important information relevant to such holders. In particular it should be noted that it is not anticipated that a new American Depository Receipt program will be established by ITV plc following the Merger.

No fractions of ITV Ordinary Shares or ITV Convertible Shares will be allotted or issued pursuant to the Ordinary Shareholder Schemes but they will be aggregated and sold in the market and the net cash proceeds of sale will be distributed to persons in accordance with their fractional entitlements.

Settlement of the Ordinary Shareholder Schemes

Subject to the Merger becoming effective (and except as provided in paragraph 1 of Part 11 of this document in relation to certain overseas Granada Shareholders and Carlton Ordinary Shareholders), settlement of the consideration to which any holder of Ordinary Shareholder Scheme Shares is entitled under the Ordinary Shareholder Schemes will be effected in the following manner:

(a)	Ordinary Shareholder Scheme Shares in uncertificated form (that is, in CREST)

Where, at the Scheme Record Time, a shareholder holds Ordinary Shareholder Scheme Shares in uncertificated form, the ITV Shares to which such shareholder is entitled will be issued to such person in uncertificated form through CREST. ITV plc will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such shareholder with such person’s entitlement to ITV Shares at the commencement of dealings in ITV Shares.

As from the Effective Date, such holdings of Granada Shares and Carlton Ordinary Shares credited to any stock account in CREST will be disabled and such shares will be removed from CREST in due course.

ITV plc reserves the right to issue the ITV Shares referred to in this paragraph 11(a) for all or any holders of Ordinary Shareholder Scheme Shares in certificated form in the manner referred to in paragraph 11(b) below if, for any reason, it wishes to do so.

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(b)	Ordinary Shareholder Scheme Shares in certificated form

Where, at the Scheme Record Time, a shareholder holds Ordinary Shareholder Scheme Shares in certificated form, the ITV Shares to which such shareholder is entitled will be issued in certificated form. Definitive certificates for ITV Shares, together with cheques in respect of fractional entitlements, will be despatched by first-class post to the address appearing in the register of members of Granada or Carlton (as the case may be) at the Scheme Record Time or, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holding concerned. Definitive certificates are expected to be issued by the fourteenth day following the Effective Date.

(c)	General

All documents and remittances sent to shareholders in accordance with this paragraph 11 will be sent at their own risk and will be sent by post.

Whether a shareholder holds Ordinary Shareholder Scheme Shares in uncertificated form or in certificated form, any cash which may be due in respect of fractional entitlements to ITV Shares will be paid by cheque and will be despatched in the manner and at the time specified in paragraph 11(b) above.

In relation to ITV Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such ITV Shares as referred to in paragraph 11(b) above. Pending the issue of definitive certificates for such ITV Shares, former Carlton Ordinary Shareholders and Granada Shareholders wishing to register transfers of such ITV Shares may certify their share transfer forms against the register of members of ITV plc by contacting the ITV plc registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. On the registration of any such transfers, the transferee will receive an ITV plc share certificate.

As from the Effective Date each certificate representing a holding of Ordinary Shareholder Scheme Shares will cease to be of value and can be destroyed.

All mandates relating to the payment of dividends and other instructions given to Granada by Granada Shareholders or Carlton by Carlton Ordinary Shareholders in force at the Scheme Record Time relating to holdings of Granada Shares or Carlton Ordinary Shares (as the case may be) will, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to ITV plc in respect of the corresponding ITV Ordinary Shares.

Settlement of the Carlton Preference Shareholder Scheme

As soon as practicable after the Effective Date of the Carlton Preference Shareholder Scheme and in any event not more than 14 days thereafter, ITV plc will despatch or procure the despatch of cheques to all holders of Carlton Preference Scheme Shares for the amount due to them under the Carlton Preference Shareholder Scheme, save that persons holding such shares in uncertificated form at the Scheme Record Time shall be paid within that period through the CREST system by the creation of an assured payment obligation (unless otherwise determined by ITV plc). All cheques required to be delivered under the Carlton Preference Shareholder Scheme will be made payable to the holders of Carlton Preference Scheme Shares or, in the case of joint holders, to the joint holder whose name stands first in the register of holders of Carlton Preference Shares at the Scheme Record Time. As from the Effective Date of the Carlton Preference Shareholder Scheme (i) any holdings of Carlton Preference Shares credited to any stock account in CREST will be disabled and such shares will be removed from CREST in due course, and (ii) each certificate representing a holding of Carlton Preference Shares will cease to be of value and can be destroyed.

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PART 2 – INFORMATION ON ITV PLC

1. BUSINESS DESCRIPTION

ITV plc

ITV plc will be a leading UK media company comprising the current businesses of Granada and Carlton. There will be three main operating divisions separately covering broadcasting, news and production.

ITV plc will own all of the regional Channel 3 licences in England and Wales, which account for over 90 per cent. of ITV1 advertising revenues. ITV1 is the UK’s largest commercial television channel. ITV plc will also own 100 per cent. of the fast-growing free-to-air digital channel ITV2 and a 50 per cent. economic interest in GMTV, which holds the national Channel 3 licence for breakfast television.

The news division will include ITV plc’s 40 per cent. stake in the news provider ITN and a 65 per cent. interest in the 24 hour news service, the ITV News Channel.

ITV plc will have a 16.9 per cent. interest in SMG plc, which operates the two regional Channel 3 licences in Scotland, and a 50.5 per cent. economic interest in Granada Sky Broadcasting, a UK multi-channel operator. ITV plc will have stakes in Ireland’s TV3 Television Network (45 per cent.), Australia’s Seven Network (10 per cent.) and a number of other media investments. ITV plc will also have a 5.5 per cent. interest in Thomson, a leading provider of end-to-end solutions (technologies, equipment and services) to the entertainment industries.

ITV plc will own the market leading cinema screen advertising businesses in the UK and Republic of Ireland and have similar joint ventures in continental Europe and the United States.

ITV plc’s production arm will comprise the largest commercial television production company in the UK and one of Europe’s largest programme distributors.

Broadcasting

ITV1 is the largest commercial television channel in the UK. The UK is Europe’s biggest television advertising market, generating net advertising revenues of over £3 billion in the calendar year 2002 and representing around 31 per cent. of UK above-the-line advertising expenditure. ITV1’s net advertising revenue in the 12 months ended 30 September 2003 was approximately £1.6 billion, or about 51 per cent. of the UK television advertising market.

ITV1 comprises 15 regional Channel 3 licences. ITV plc will own 11 of the licences which broadcast to approximately 50 million people and account for 88 per cent. of ITV1 viewing and over 90 per cent. of ITV1’s advertising revenue. Granada currently holds seven regional Channel 3 licences: Anglia, Border, Granada, LWT, Meridian, Tyne Tees and Yorkshire, and Carlton four licences: Carlton, Central, HTV and Westcountry. The remaining licences are owned by SMG plc (Grampian and Scottish), Ulster Television plc (UTV) and Channel Television Limited (Channel). Granada and Carlton currently sell advertising for these other licensees.

ITV1 commands a strong position in the UK television market. It is backed by one of the largest programme budgets of any commercial broadcaster in Europe, expected to amount to an investment of approximately £850 million in the 12 months to 30 September 2004. ITV1 reaches over 80 per cent. of the UK population in a week and in terms of peak-time (7.00 p.m.-10.30 p.m.) its audience share is close to four times the size of its nearest commercial television rival, Channel 4.

ITV1’s all-time share of viewing in the 12 months to 30 September 2003 was 23.5 per cent. In peak-time, which accounts for the majority of advertising spend, ITV1’s viewing share in all homes was 31.5 per cent. in the 12 months to 30 September 2003, its share of commercial viewing was 51.4 per cent. and its share of commercial impacts was 59 per cent. ITV1 regularly has over 10 million viewers at peak-time and, in the 12 months to 30 September 2003, ITV1’s average audience in peak-time was around seven million viewers

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compared to an average of two million viewers for Channel 4 and one million viewers for Channel 5. Of the top 1,000 programmes on commercial television over the same period, 994 were broadcast on ITV1.

ITV2, which will be wholly-owned by ITV plc, has been the UK’s fastest growing channel over the last two years. ITV2 is available free-to-air on all digital television platforms (satellite, cable and digital terrestrial), and achieved an audience share in multi-channel homes in September 2003 of just over two per cent. In the 12 months ended 30 September 2003, ITV2 was the third most popular non-terrestrial channel. ITV2 benefits from cross-promotion and co-ordinated scheduling with ITV1, as well as from showing spin-off programmes or extensions of popular ITV1 programmes, such as Pop Idol.

ITV plc’s screen advertising business in the UK and the Republic of Ireland, Carlton Screen Advertising, will be the market leader. In the UK, Carlton Screen Advertising has exclusive rights to sell advertising on over 2,200 cinema screens which account for 63 per cent. of UK cinema admissions. ITV plc will also have a 50 per cent. interest in both Screenvision Europe and Screenvision US, joint ventures with Thomson, which operate leading cinema screen advertising businesses in continental Europe and the United States respectively.

News

The new ITV News Group will create and deliver the strategy for ITV plc’s news and regional programming requirements, including ITV1’s national and international news output, regional news and programming for ITV plc’s regional Channel 3 licences and the ITV News Channel.

The division will include ITV plc’s 40 per cent. stake in ITN, which supplies news programming for ITV1 and also for Channel 4 and Channel 5, as well as for various radio and international television channels, and a 65 per cent. stake in the ITV News Channel. The ITV News Channel is a 24-hour rolling news service which is available on all UK digital television platforms.

Production

ITV plc’s production arm will comprise the largest commercial television production company in the UK and one of Europe’s largest programme distributors.

The production business, under the name Granada, will create and produce original television programmes, co-productions, formats and TV movies both for the ITV family of channels and for other UK and overseas broadcasters.

In the 12 months to 30 September 2003, Granada Content and Carlton Productions together made a total of approximately 3,500 hours of original production for UK television channels (excluding regional production for Channel 3 licences). In the first six months of 2003, this included eight out of the top ten programmes shown on UK television.

Recent production successes for ITV1 includePrime Suspect, A Touch of Frost, William and Mary, Henry VIII, I’m a Celebrity ... Get Me Out Of Here, Cold Feet, Too Good To Be True and Margery & Gladys, as well as the popular perennial soaps Coronation Street and Emmerdale which are regularly watched by over ten million viewers. Programmes made for other UK broadcasters this year includeUniversity Challenge for the BBC, Countdown and The Deal for Channel 4, Battlefield Detectives and At Home With The Eubanks for Channel 5 and Behaving Badly for Sky.

The production division will sell to broadcasters, domestically and internationally, the right to broadcast programmes and films from its own library, which will be continually supplemented by new productions, as well as on behalf of third party producers. The library will house over 35,000 hours of television programmes, including Inspector Morse, Thunderbirds, Poirot, The Forsyte Saga and Dr Zhivago, and will also be the largest British-owned feature film collection in the world, with over 1,500 titles including Brief Encounter, The Eagle Has Landed, Sophie’s Choice and most of the Carry On ... collection. The division will have primary responsibility for exploiting a full range of merchandise licensing rights for its library assets, such as Thunderbirds.

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Regulatory

The Merger was referred to the Competition Commission on 11 March 2003. On 7 October 2003 the Secretary of State announced that she had accepted the conclusions of the Competition Commission and had decided that the Merger could proceed, subject to appropriate undertakings being given by Granada and Carlton. On 14 November 2003 the Secretary of State announced that she had accepted undertakings from Granada and Carlton.

The undertakings accepted by the Secretary of State consist of measures relating to the other regional Channel 3 licensees and measures to implement a system of Contract Rights Renewal (“CRR”) for advertisers.

The measures relating to the other regional Channel 3 licensees concern mainly the administration and funding of the ITV Network Centre. There is also provision for the other regional Channel 3 licensees to elect to carry forward terms similar to those currently in effect between each of them and Carlton’s or Granada’s sales houses for the sale of airtime.

The measures relating to the CRR remedy give television advertising customers of ITV plc the right, for the duration of this part of the remedy, to roll forward the terms (including duration) of their existing contracts under which they buy ITV1 advertising airtime. This is subject to an adjustment to their share of broadcast commitment[1] to reflect the latest relevant year-on-year changes in ITV1’s viewing performance which for this purpose is the share of commercial impacts as measured by the Broadcasters’ Audience Research Board (“BARB”). However, the share of broadcast commitment will be capped at the 2003 level (or the initial contracted share for contracts coming into force after 1 January 2004). The undertakings do not specify a duration, but Granada and Carlton may request a review by the OFT at any time. The Competition Commission recommended that the CRR remedy should last for a minimum of three years.

Under CRR there is a general obligation on Carlton and Granada to offer fair and reasonable terms for the sale of ITV1 airtime. There is also an ITV plc funded adjudicator within Ofcom to whom any dispute about a customer’s entitlement under CRR can be referred for swift resolution.

Whilst the precise effect off CRR cannot at present be determined, the ITV Directors do not believe that the undertakings given to the Secretary of State will have a material adverse effect on the business of the Merged Group.

The undertakings are described in further detail at Part 6 of this document.

Information on Granada

Granada has businesses in television broadcasting and advertising sales and in programme production and distribution.

For the 12 months ended 30 September 2003, the turnover of Granada from continuing businesses was £1,411 million (2002: £1,408 million) and profit before tax, amortisation of goodwill and exceptional items from continuing businesses was £179 million (2002: £162 million). Net assets at 30 September 2003 were £1,724 million.

Granada Broadcasting

Granada owns seven regional Channel 3 licences, 55.9 per cent. of ITV2 and a 25 per cent. economic interest in GMTV, as well as 20 per cent. of ITN and 32.5 per cent. of the ITV News Channel. Granada also owns 16.9 per cent. of SMG plc and a 50.5 per cent. economic interest in Granada Sky Broadcasting, the UK multi-channel operator. In Ireland, Granada owns 45 per cent. of commercial broadcaster TV3 Television Network and, in Australia, Granada owns a 10.31 per cent. interest in Seven Network and a 18.02 per cent. interest in Village Roadshow.

For the 12 months ended 30 September 2003, the turnover of Granada Broadcasting was £881 million (2002: £899 million).

1.	A share of broadcast commitment is the share of its total television advertising budget that a customer commits to a channel for the period of the contract.

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Granada Content

Granada Content is one of Europe’s largest commercial television programme makers. The division makes programmes for the ITV family of channels and for other UK broadcasters, including the BBC, Channel 4 and Sky. Granada also sells and produces formats in a number of international territories, including the United States, Australia and Germany. Granada’s international distribution business sells programmes from its own library and also on behalf of third party producers. Granada Learning sits within Granada Content and is a leading supplier of educational materials to UK schools.

For the 12 months ended 30 September 2003, the turnover of Granada Content was £525 million (2002: £499 million).

Other

Granada also owns stakes in Arsenal Football Club and Liverpool Football Club of 4.99 per cent. and 9.99 per cent. respectively.

Information on Carlton

Carlton has businesses in free-to-air television broadcasting and advertising sales, cinema screen advertising, post production and content production and distribution.

For the 12 months ended 30 September 2003, the turnover of Carlton from continuing businesses was £938 million (2002: £965 million) and profit before tax, amortisation and exceptional items from continuing businesses was £78 million (2002: £51 million). Net assets at 30 September 2003 were £92 million.

The financial information in relation to Carlton set out above has been extracted from the accountants’ report on Carlton in Part 4 of this document. This information differs from the financial information set out in Carlton’s second interim results for the 12 months ended 30 September 2003 announced on 26 November 2003 and from Carlton’s audited financial statements for the years ended 30 September 2001 and 30 September 2002. This is because the accountants’ report on Carlton in Part 4 of this document has been prepared for the purposes of this document under the accounting policies which are intended to be adopted by ITV plc rather than under Carlton’s own policies.

In particular, Carlton’s investment in Thomson is categorised in the accountants’ report as at 30 September 2003 as a current asset investment having a market value of £162.5 million whereas it was classified in Carlton’s second interim results for the 12 months ended 30 September 2003 as a fixed asset investment having a book value of £447.5 million. The recategorisation of the investment as a current asset investment pending completion of the Merger was, however, noted as a non-adjusting post balance sheet event in Carlton’s second interim results for the 12 months ended 30 September 2003. Adjustments have also been made to the information set out in Carlton’s financial statements for each of the three years to 30 September 2003 in respect of the treatment of goodwill, the write-off of film and programme rights and the amortisation of library assets.

The aggregate effect of these adjustments to the financial information set out in Carlton’s second interim results for the 12 months to 30 September 2003 is a reduction in profit on ordinary activities before taxation of £286 million, a reduction in profit on ordinary activities after taxation of £285 million and a reduction in net assets of £373 million.

Note 38 to the accountants’ report on Carlton in Part 4 of this document sets out the effect of the differences between ITV plc’s accounting policies and Carlton’s accounting policies on Carlton’s published financial statements.

Broadcasting

Carlton owns four regional Channel 3 licences, 44.1 per cent. of ITV2 and 25 per cent. of GMTV, as well as 20 per cent. of ITN and 32.5 per cent. of the ITV News Channel.

Carlton owns Carlton Screen Advertising, the market leading cinema screen advertising business in the UK and the Republic of Ireland, and a 50 per cent. interest, alongside Thomson, in both Screenvision Europe and Screenvision US, cinema screen advertising joint ventures operating across continental Europe and in the United States respectively. Carlton also owns The Moving Picture Company, a post production and digital effects business.

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For the 12 months ended 30 September 2003, the turnover of the broadcasting division was £787 million (2002: £799 million).

Content

Carlton Productions produces television programmes for the ITV family of channels and for other channels in the UK and overseas, while Carlton International markets, domestically and internationally, Carlton’s own-produced and acquired content across a range of formats, including television, packaged media and books.

For the 12 months ended 30 September 2003, the turnover of the content division was £151 million (2002: £166 million).

Other

Carlton has a 5.5 per cent. interest in Thomson.

Certain of the financial information in relation to Granada and Carlton set out above has been extracted from the accountants’ reports set out in Parts 3 and 4 respectively of this document. You should read the whole of this document, including Parts 3 and 4, and not just rely on the summarised information in this Part 2.

2. FINANCIAL REPORTING AND DIVIDEND POLICY

ITV plc has adopted a 31 December year end, consistent with ITV’s business cycle, and intends to adopt accounting policies consistent with those of Granada.

Following completion of the Merger, it is intended that future dividends for ITV plc will be paid twice yearly for the periods ending 30 June and 31 December. ITV plc currently intends to announce an interim dividend in March 2004 referable to the results of Granada and Carlton for the three months to 31 December 2003. It is envisaged that a further interim dividend in respect of the six month period ending 30 June 2004 will be announced in August 2004.

It is further intended that ITV plc will follow the existing Granada dividend policy, which takes into account the performance, cash-flow and future prospects of the business whilst maintaining an appropriate level of dividend cover.

3. CURRENT TRADING AND PROSPECTS

The ITV Directors are of the view that the net advertising revenue of the combined Granada and Carlton regional Channel 3 licences and ITV2 in the quarter to 31 December 2003 is likely to be up to 1 per cent. less than revenues in the same quarter in 2002.

This reflects some short term uncertainty in the industry as the CRR remedy was being discussed, and more generally, the lower ITV1 share of overall broadcast revenue in 2003 compared to 2002. With CRR in place for 2004, and the share of commercial impacts in 2003 more in line with 2002, advertising revenue in 2004 should be closer to the overall television market growth rate.

Looking further ahead, the ITV Directors are confident that Granada and Carlton can be successfully combined to realise the value creation opportunities discussed in paragraph 5 of Part 1 of this document. Against this background the Board views the future prospects of the Merged Group with confidence.

4. CORPORATE GOVERNANCE

The ITV Directors support high standards of corporate governance and will seek to comply with the recommendations of the Combined Code on Corporate Governance.

Following the Merger, the Board will be composed of eight members (unless a new independent non-executive Chairman is appointed prior to completion of the Merger) as described in paragraph 6 of Part 1 of this document. The Combined Code recommends that at least half of the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent. Having

21

regard to the circumstances that may be relevant to the Board’s determination that are set out in the Combined Code, the Board considers each of the non-executive directors to be independent except, for the time being, David Chance. A senior independent non-executive director will be appointed following the appointment of the new independent non-executive Chairman.

The Chairman will be responsible for leadership of the Board, ensuring its effectiveness and setting its agenda whilst the Chief Executive will have responsibility to the Board for leadership and management of the Company and management of the day-to-day operations of the Merged Group.

Following the Merger, the Board is expected to meet at least eight times per year and may meet at other times at the request of any ITV Director. An audit committee, remuneration committee and nomination committee have been established.

The audit committee will be chaired by John McGrath, and its other members will be Etienne de Villiers, James Crosby and Sir George Russell, all of whom are independent non-executive directors. The committee will normally meet not less than four times a year and will meet the external auditors at least once a year without management present. The committee will be responsible for monitoring the integrity of ITV plc’s financial statements and will review and monitor ITV plc’s internal financial controls and risk management systems. The committee will make recommendations to the Board in relation to appointment, re-appointment and removal of external auditors, and will approve the remuneration and terms of engagement of the auditors. It will review and monitor external auditors’ independence and objectivity, and the effectiveness of the audit process. The committee will develop and implement policy on the supply by the external auditor of non-audit services. The chairman of the audit committee will report to the Board on the proceedings of the committee after each meeting where it considers action or improvement is required.

The remuneration committee will be chaired by Sir George Russell, and its other members will be Etienne de Villiers, James Crosby and John McGrath, all of whom are independent non-executive directors. The committee will normally meet not less than twice a year. The committee will have responsibility for setting, and agreeing with the Board, the remuneration for the Chairman of the Company and for all executive ITV Directors (including pension rights and any compensation payments) and will also monitor the level and structure of remuneration of senior management. The objective of the remuneration policy will be to ensure that members of the executive management are provided with appropriate incentives to encourage enhanced performance and are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Company.

The nomination committee will be chaired by Sir Brian Pitman and its other members will be David Chance, James Crosby, Sir George Russell, John McGrath and Etienne de Villiers. The majority of the committee’s members will be independent non-executive directors. The committee will normally meet at least once a year. The committee will be responsible for identifying and nominating for the approval of the Board candidates to fill Board vacancies and shall evaluate the balance of skills, knowledge and experience on the Board, and prepare a description of the roles and capabilities required for each appointment.

In accordance with Combined Code recommendations, the Board will maintain a sound system of internal control. The Board will conduct a review of the effectiveness of ITV plc’s internal controls on an annual basis.

5. THE REGULATORY REGIME

For information about the regulatory undertakings given to the Secretary of State by Granada and Carlton please refer to paragraph 1 of this Part 2 and to Part 6.

Broadcasting regulation

Commercial television broadcasting in the UK is currently subject to regulation primarily under the Broadcasting Act, together with the various rules and codes published under the Broadcasting Act. The Communications Act 2003 will take over this role when the relevant provisions come into force. The body with primary responsibility for ensuring compliance with the Broadcasting Act is the Independent Television Commission (“ITC”). These functions will be transferred to Ofcom under the Communications Act, as described below.

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The Communications Act

The Communications Act received royal assent on 17 July 2003. The provisions relating to broadcasting regulation and media ownership are expected to come into force on 29 December 2003. The regulatory duties and powers of the ITC will be assumed by Ofcom from this date. Many of these duties and powers will be transferred without any changes to them. Certain changes to the regulatory regime relevant to ITV plc and introduced by the Communications Act are outlined below.

In summary, the key changes brought about by the Communications Act which affect Granada, Carlton and ITV plc are:
•	the functions of the ITC will be transferred to Ofcom; and
•	the restrictions on ownership and control of Channel 3 licences and ITN contained in the Broadcasting Act will be removed or liberalised.

Channel 3 licences

ITV1 is a national television network made up of 15 regional licensees, which between them cover the whole of the UK. There are 14 broadly distinct, though partially overlapping, regions with the London region divided between separate licensees for weekdays (Carlton) and the weekend (LWT). In addition there is a national breakfast-time licensee (GMTV) which is broadcast on the ITV network daily between 6.00 a.m. and 9.25 a.m.

The current Channel 3 licences were originally awarded for 10 years commencing 1 January 1993. Each licensee makes annual licence payments to the ITC, comprising a fixed (index-linked) sum and a percentage of advertising and sponsorship revenue. Seven regional Channel 3 licensees renewed their licences for a further ten years commencing 1 January 1999. These included Carlton, HTV, Meridian, Tyne-Tees, Westcountry and Yorkshire. Anglia renewed its licence commencing 1 January 2001. The remainder of the regional Channel 3 licensees (including Border, Central, Granada and LWT) renewed their licences commencing 1 April 2001.

Digital licences

Under the Communications Act, Channel 3 licence holders will be offered the opportunity to exchange their existing licences for new digital licences. Ofcom will be required to offer the new digital licences as soon as practicable after the ITC’s functions are transferred to it. The new digital licences will run until the end of 2014, extending the current licence periods by up to six years. The new licences will carry over the same terms as the existing licences, including the right to apply for a review of the financial terms of the licence after six years from the original grant (i.e. from 2005 or 2007).

Licence conditions

The ITC has authority to impose fines or revoke licences if the licensee fails to remedy a breach of any licence condition or to comply with any direction that the ITC lawfully gives to the licensee. The ITC may also vary a licence if any change in the nature or characteristics of the licensee, or any change in the persons having control over or interests in it, is such that, had the change occurred before the granting of the licence, such change would have induced the ITC to refrain from granting the licence. The ITC has a wide discretion to vary the conditions of television licences.

In common with all television licences issued by the ITC, Granada’s and Carlton’s licences include obligations to comply with the codes and directions issued by the ITC from time to time. These codes include the Programme Code, the Code of Advertising Standards and Practice, the Code of Programme Sponsorship and the Rules on Amount and Scheduling of Advertising. The codes and rules include requirements as to impartiality and accuracy of news programming, requirements as to taste and decency, stipulations relating to use of sponsors and restrictions on the quantity and content of advertisements. These codes will continue to have effect after the relevant provisions of the Communications Act come into force and all of the ITC’s functions are transferred to Ofcom. Ofcom is expected to replace all these codes with codes of its own by the end of 2004.

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In addition to the “consumer protection” requirements contained in the Programme Code, which must be met by all licensed television programme services, Channel 3 licensees have to meet significant “positive” requirements covering, for example, original productions/commissions, independent productions, news, regional production, networking, equal opportunities, training, provision for the deaf or hearing impaired and blind or partially sighted, national television archive and party political broadcasts. The licensees must provide services in accordance with the proposals made in their licence applications, unless agreed otherwise by the ITC or Ofcom.

A further requirement introduced by the Communications Act will be for the Channel 3 licensees to fulfil their public service remit. This requires them to provide a range of high quality and diverse programming. Each public service broadcaster will also have to prepare a statement of programme policy which it will be under an obligation to monitor itself. The statement must commit the broadcaster to fulfil its public service remit and must be prepared by reference to guidance from Ofcom. If Ofcom concludes that a licensee has failed to fulfil its public service remit, it may issue directions requiring compliance. In the event of further non-compliance, Ofcom can impose more detailed regulation on the licensee.

Programme production and content quotas

The 15 regional Channel 3 licensees are members of ITV Network Limited which operates the ITV Network Centre, which independently commissions and schedules programmes for broadcast on ITV1. Each regional Channel 3 licensee provides its own regional news and regional programming. The rest of its programmes are commissioned or acquired by the ITV Network Centre, which commissions programmes from licensees and independent producers on the basis of merit.

Under the Broadcasting Act (and continuing under the Communications Act), 25 per cent. of the time allocated to qualifying programmes (i.e. all programmes except acquired material, news, repeats and party political broadcasts) must be commissioned from independent producers. This condition is included in all regional Channel 3 licences (as well as the licences for Channels 4 and 5) and also extends to the BBC. The Communications Act will also introduce a new code relating to programme commissioning, codifying these requirements. These provisions will extend to all public service broadcasters and each broadcaster will be bound by a separate code.

To qualify as independent, a producer or its parent may not have an interest of more than 25 per cent. in any broadcaster, or be a company in which a UK broadcaster has an interest of more than 25 per cent., or be a company in which two or more UK broadcasters together have an interest of more than 50 per cent. None of the programmes produced by the regional Channel 3 licensees (including Granada and Carlton) can qualify as independent productions, whether they have been produced for the ITV family of channels or for another UK broadcaster.

In addition, the EC Television Without Frontiers Directive requires Member States to ensure that broadcasters (such as Granada and Carlton) reserve a majority proportion of their transmission time for European works. This requirement was implemented by the Broadcasting Act and will continue in the Communications Act.

Restrictions on ownership and control

The Communications Act will, once the provisions relating to broadcasting regulation and media ownership come into force (expected to be on 29 December 2003), abolish a number of restrictions currently contained in the Broadcasting Act on the accumulation of interests in licensed services, including:
•	the prohibition against one company holding two regional Channel 3 licences for the same area (London is the only area with two regional Channel 3 licences);
•	the prohibition against one company controlling licences which would together account for more than 15 per cent. of the total television audience; and
•	the prohibition against one company holding more than a 20 per cent. stake in ITN.

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However, some restrictions will remain. In particular, the provisions on cross-media ownership will continue to prevent a publisher of national newspapers with 20 per cent. or more of the total national newspaper market from holding a Channel 3 licence, and to prevent a publisher of local newspapers from holding a regional Channel 3 licence where its local newspapers have a market share of 20 per cent. or more in the coverage area of the licence.

The cross media ownership restrictions relating to common interests in television and radio licences will also be relaxed to a core “2+1 rule”, which will ensure that there are at least two local/regional commercial media voices in addition to the BBC. However, stricter limits will apply where the holder of a regional Channel 3 licence wishes to hold a local radio licence covering the same area.

In addition, there will be a prohibition on the joint ownership in the same area of a local radio licence, a regional Channel 3 licence and local newspapers having a local market share of 50 per cent. or more.

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PART 3 - FINANCIAL INFORMATION RELATING TO THE GRANADA GROUP

The definitions in Part 12 of this document do not apply in this Part 3. In this Part 3 references to the “Company” are to Granada plc, references to the “Group” are to Granada plc and its subsidiary and associated undertakings, the references to the “Board” and the “Directors” are to the directors of Granada plc, unless otherwise indicated below.

1. Accountants’ report on Granada plc

KPMG Audit Plc PO Box 695 8 Salisbury Square London EC4Y 8BB United Kingdom	Tel +44 (0) 20 7311 1000 Fax +44 (0) 20 7311 3311 Telex 8811541 KMPGLO G DX 38050 Blackfriars

The Directors ITV plc The London Television Centre Upper Ground London SE1 9LT

Lazard & Co., Limited 50 Stratton Street London W1J 8LL

UBS Limited 1 Finsbury Avenue London EC2M 2PP

8 December 2003

Dear Sirs

Granada plc

We report on the consolidated financial information set out in paragraphs 2 to 7. This consolidated financial information has been prepared for inclusion in the listing particulars dated 8 December 2003 of ITV plc relating to the introduction to the Official List of ITV plc in connection with the proposed merger of Granada plc and Carlton Communications Plc (the “Listing Particulars”).

Basis of preparation

The consolidated financial information set out in paragraphs 2 to 7 is based on the audited consolidated financial statements of Granada plc for the two years ended 30 September 2002 and the audited consolidated non-statutory accounts of Granada plc for the twelve months ended 30 September 2003 prepared on the basis described in note 7.1 after making such adjustments as were considered necessary.

Responsibility

Such financial statements and non-statutory accounts are the responsibility of the directors of Granada plc who approved their issue.

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The directors of ITV plc are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence included that previously obtained by us relating to the audit of the consolidated financial statements and consolidated non-statutory accounts underlying the consolidated financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements and consolidated non-statutory accounts underlying the consolidated financial information and whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the consolidated financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of Granada plc as at the dates stated and of its results, cash flows and total recognised gains and losses for the years then ended.

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2. Consolidated profit and loss account for the year ended 30 September

                                 2003         2003       2003        2002        2002      2002        2001        2001        2001
                                              Dis-                               Dis-                              Dis-
                           Continuing    continued             Continuing   continued            Continuing   continued
                           operations   operations      Total  operations  operations     Total  operations  operations       Total
                      Note   (pound)m     (pound)m   (pound)m    (pound)m    (pound)m  (pound)m    (pound)m    (pound)m    (pound)m
Turnover:
Group and share
  of joint
  ventures'
  turnover                     1,413         173       1,586       1,409         291     1,700       1,477       1,332       2,809
Less share of joint
  ventures' turnover              (2)       (166)       (168)         (1)       (272)     (273)         (5)       (359)       (364)
                              ------      ------      ------      ------      ------    ------      ------      ------      ------
Group turnover         7.2     1,411           7       1,418       1,408          19     1,427       1,472         973       2,445
Total operating
  costs                7.4    (1,295)         (7)     (1,302)     (1,549)        (17)   (1,566)     (1,370)       (830)     (2,200)
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit
  - before
  exceptional
  items                          130          --         130         127           2       129         150         160         310
Operating loss
  - exceptional
  items                7.7       (14)         --         (14)       (268)         --      (268)        (48)        (17)        (65)
-----------------------------------------------------------------------------------------------------------------------------------
Group operating
  profit/(loss)                  116          --         116        (141)          2      (139)        102         143         245
                              ------      ------      ------      ------      ------    ------      ------      ------      ------
Share of
  operating
  profit/(losses)
  in:
-----------------------------------------------------------------------------------------------------------------------------------
  Joint ventures
    before
    exceptional
    items and
    goodwill
    amortisation                  --          47          47          (1)        (51)      (52)         (2)       (128)       (130)
  Joint ventures -
    exceptional
    items              7.7        --         (10)        (10)         --         (16)      (16)         --         (14)        (14)

  Joint ventures -
    goodwill
    amortisation                  --         (18)        (18)         --         (19)      (19)         --         (19)        (19)
----------------------------------------------------------------------------------------------------------------------------------
  Joint ventures                  --          19          19          (1)        (86)      (87)         (2)       (161)       (163)
  Associated
    undertakings                   3          --           3          (3)        (11)      (14)        (13)        (26)        (39)
Investment income                  5          --           5           5          --         5           7          --           7
Profit on sale
  of fixed assets                  3          --           3          --          --        --          --          --          --
Amounts written
  off fixed asset
  investments
  - exceptional
  items                7.7       (75)         --         (75)         --          --        --         (35)        (30)        (65)
Loss on cessation
  of joint venture
  operations
  - exceptional
  items                7.7        --          --          --          --        (104)     (104)         --          --          --
                              ------      ------      ------      ------      ------    ------      ------      ------      ------
Profit/(loss)
  before interest
  and tax                         52          19          71        (140)       (199)     (339)         59         (74)        (15)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest
  receivable/
  (payable) and
  similar income/
  (charges):
    Group and
      associated
      undertakings                 2           4           6          (3)          4         1          11         (57)        (46)
    Joint ventures                --         (35)        (35)         --         (40)      (40)         --         (44)        (44)
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest           7.8         2         (31)        (29)         (3)        (36)      (39)         11        (101)        (90)
                              ------      ------      ------      ------      ------    ------      ------      ------      ------
Profit/(loss) on
  ordinary activities
  before taxation                 54         (12)         42        (143)       (235)     (378)         70        (175)       (105)
Tax on profit/(loss)
  on ordinary
  activities           7.9       (48)         21         (27)        (49)         49        --         (52)         17         (35)
                              ------      ------      ------      ------      ------    ------      ------      ------      ------
Profit/(loss) on
  ordinary activities
  after taxation                   6           9          15        (192)       (186)     (378)         18        (158)       (140)
Minority interests                --          --          --          --          --        --          (1)          9           8
                              ------      ------      ------      ------      ------    ------      ------      ------      ------
Profit/(loss) for the
  financial period                 6           9          15        (192)       (186)     (378)         17        (149)       (132)
Dividends              7.10                              (56)                              (56)                                (56)
                                                                                                    ------      ------      ------
Amount transferred
  from reserves                                          (41)                             (434)                               (188)
Earnings/(loss) per
  share (basic)        7.11      0.2p        0.3p        0.5p       (7.0)p      (6.8)p   (13.8)p       0.7p       (5.9)p      (5.2)p
Earnings/(loss) per
  share (diluted)      7.11      0.2p        0.3p        0.5p       (7.0)p      (6.8)p   (13.8)p       0.7p       (5.9)p      (5.2)p
Adjusted earnings
  per share:
  before exceptional
    items (basic)      7.11      3.5p                                2.8p                               3.9p
  before exceptional
    items and
    goodwill
    amortisation
    (basic)            7.11      4.8p                                4.1p                               5.2p

Discontinued operations in 2003 include Box Clever and Granada Business Technology Limited. Discontinued operations in 2002 also include the results of ITV Digital, ITV Sport, Ask Jeeves, Shop! and Wellbeing. Discontinued operations in 2001 also include the results of the Compass demerged businesses until date of demerger.

28

3. Consolidated Balance Sheet at 30 September

                                                                                     2003                 2002                 2001
                                                                Note  (pound)m   (pound)m  (pound)m   (pound)m  (pound)m   (pound)m
Fixed assets:
Intangible assets - goodwill                                    7.12                1,269                1,305                1,589
Tangible assets                                                 7.13                  199                  232                  252
Investments:
  Interest in net assets of
    joint ventures:
  Share of gross assets                                                     28                   31                  198
  Share of gross liabilities                                               (25)                 (22)                (552)
                                                                        ------               ------               ------
  Share of net assets/(liabilities)                                          3                    9                 (354)
  Loans to joint ventures                                                    7                    5                  422
                                                                        ------               ------               ------
                                                                7.14        10                   14                   68
  Associated undertakings                                       7.14        30                   30                   35
  Other investments                                             7.14       195                  263                  281
                                                                        ------               ------               ------
Investments                                                                           235                  307                  384
                                                                                   ------               ------               ------
                                                                                    1,703                1,844                2,225
Current assets:
Stocks                                                                     266                  248                  259
------------------------------------------------------------------------------------------------------------------------------------
Debtors: amounts falling due
  within one year                                               7.15       216                  264                  324
Debtors: amounts falling due
  after more than one year                                      7.16         9                   24                    5
------------------------------------------------------------------------------------------------------------------------------------
Debtors                                                                    225                  288                  329
Cash at bank and in hand and
  short term deposits                                           7.21       204                  106                  182
                                                                        ------               ------               ------
                                                                           695                  642                  770
Creditors: amounts falling due
  within one year:
  Borrowings                                                    7.20        (2)                 (52)                (148)
  Other creditors                                               7.17      (522)                (535)                (559)
                                                                        ------               ------               ------
                                                                          (524)                (587)                (707)
Net current assets                                                                    171                   55                   63
                                                                                   ------               ------               ------
Total assets less current liabilities                                               1,874                1,899                2,288
Creditors: amounts falling due
  after more than one year:
  Borrowings                                                    7.20       (54)                 (13)                 (20)
  Other creditors                                               7.18       (38)                 (30)                 (32)
                                                                        ------               ------               ------
                                                                                      (92)                 (43)                 (52)
Interest in net liabilities of
  joint venture:
  Share of gross assets                                                     --                  369                  441
  Share of gross liabilities                                                --                 (606)                (650)
                                                                        ------               ------               ------
  Share of net liabilities                                                  --                 (237)                (209)
  Loans to joint venture                                                    --                   69                   69
                                                                        ------               ------               ------
                                                                7.14                   --                 (168)                (140)
Provisions for liabilities and charges                          7.22                  (58)                 (46)                  (9)
                                                                                   ------               ------               ------
Net assets                                                                          1,724                1,642                2,087
                                                                                   ======               ======               ======
Capital and reserves:
Called up share capital                                         7.23                  277                  277                  277
Share premium account                                           7.24                  112                  112                  112
Revaluation reserve                                             7.24                   39                   40                   42
Other reserve                                                   7.24                1,079                1,079                1,391
Profit and loss account                                         7.24                  216                  133                  254
                                                                                   ------               ------               ------
Shareholders' funds:
  Equity                                                        7.24                1,723                1,641                2,076
Minority interests:
  Equity                                                                                1                    1                   11
                                                                                   ------               ------               ------
                                                                                    1,724                1,642                2,087
                                                                                   ======               ======               ======

29

4. Consolidated Cash Flow Statement for the year ended 30 September

                                                                                     2003                 2002                 2001
                                                                Note  (pound)m   (pound)m  (pound)m   (pound)m   (pound)m  (pound)m
Net cash inflow/(outflow) from
  operating activities:
  Continuing activities                                                               212                  222                  230
  Discontinued activities                                                             (28)                 (30)                  69
                                                                                    -----                -----               ------
                                                                 7.5                  184                  192                  299
Returns on investments and servicing
  of finance:
  Interest received                                                          6                    7                    36
  Interest paid on bank and other loans                                     (1)                  (5)                  (62)
  Interest paid on finance leases                                           (2)                  (1)                   (1)
  Dividends received                                                         5                    5                    57
                                                                         -----                -----                ------
Net cash inflow from returns on
  investments and servicing of finance                                                  8                    6                   30
Taxation                                                                              (12)                  25                  (69)
Capital expenditure and financial investment:
  Purchase of tangible fixed assets                                        (18)                 (25)                 (156)
  Purchase of investments                                                  (12)                (108)                 (335)
  Overseas equity currency impact                                          (11)                  --                    --
  Sale of tangible fixed assets                                              7                   --                    65
  Sale of investments                                                        5                    6                    --
                                                                         -----                -----                ------
Net cash outflow from capital expenditure
  and financial investment                                                            (29)                (127)                (426)
Acquisitions and disposals:
  Purchase of subsidiary undertakings                           7.25        --                   (3)               (1,822)
  Net debt acquired with purchase of
    new subsidiary undertakings                                 7.25        --                   --                    (8)
  Sale of subsidiary undertakings                               7.25        12                   --                   181
  Acquisition of minority interest                                          --                  (10)                   --
  Reduction of minority interest                                            --                   --                    11
                                                                         -----                -----                ------
Net cash inflow/(outflow) from
  acquisitions and disposals:                                                          12                  (13)              (1,638)
                                                                                    -----                -----               ------
Net cash inflow/(outflow) before dividends,
  liquid resources and financing                                                      163                   83               (1,804)
Equity dividends paid                                                                 (56)                 (56)                (237)
                                                                                    -----                -----               ------
Net cash inflow/(outflow) before liquid
  resources and financing                                                             107                   27               (2,041)
Management of liquid
  resources - (increase)/decrease                                                     (30)                   1                1,941
                                                                                    -----                -----               ------
Cash inflow/(outflow) before financing                                                 77                   28                 (100)
Financing:
  Bank and other loans (repaid)/raised                                     (36)                 (25)                   60
  Capital element of finance lease payments                                 --                   --                    (1)
  Issue of ordinary share capital                                           --                   --                    49
 Cash inflow on sale and leaseback transactions                             36                   --                    --
                                                                         -----                -----                ------
Net cash inflow/(outflow) from financing                                               --                  (25)                 108
                                                                                    -----                -----               ------
Increase in cash in the year                                                           77                    3                    8
                                                                                    =====                =====               ======

30

5. Reconciliation of net cash flow to movement in net funds/(debt) for the year ended 30 September

                                                       2003      2002      2001
                                             Note  (pound)m  (pound)m  (pound)m

Increase in cash in the year                             77         3         8
Increase/(reduction) in liquid resources                 30        (1)   (1,941)
Cash outflow/(inflow) from decrease/
  (increase) in debt and lease financing                 36        25       (59)
Cash inflow on sale and leaseback
   transactions                                         (36)       --        --
                                                     ------    ------    ------
Movement in net funds/(debt) resulting
  from cash flows                                       107        27    (1,992)
Foreign exchange translation difference                  --        --        27
Debts of hospitality businesses demerged                 --        --     2,801
                                                     ------    ------    ------
Movement in net funds in the year                       107        27       836
Opening net funds/(debt)                                 41        14      (822)
                                                     ------    ------    ------
Closing net funds                            7.19       148        41        14
                                                     ======    ======    ======

6. Consolidated statement of total recognised gains and losses for the year ended 30 September

                                                       2003      2002      2001
                                                  (pound)m   (pound)m  (pound)m
Profit/(loss) for the financial year:
  Group                                                 30       (248)       91
  Joint ventures                                       (16)      (111)     (195)
  Associates                                             1        (19)      (28)
                                                      ----       ----      ----
                                                        15       (378)     (132)
Currency translation differences                        (1)        (1)      (30)
                                                      ----       ----      ----
Total recognised gains and losses relating
  to the year                                           14       (379)     (162)
                                                      ====       ====      ====

Historical cost profit is not materially different from that presented in the consolidated profit and loss account. Accordingly no separate analysis has been presented.

31

7. Notes to the accounts

7.1 Accounting policies

Basis of accounting

The consolidated financial information set out in paragraphs 2 to 7 is taken from the consolidated financial statements of Granada plc for the two years ended 30 September 2002 and the audited consolidated non- statutory accounts of Granada plc for the year ended 30 September 2003. Discontinued operations in each year comprise the results of Box Clever, Granada Business Technology Limited, ITV Digital, ITV Sport, Ask Jeeves, Shop!, Wellbeing and Compass. The operations of Box Clever and Granada Business Technology Limited were discontinued in 2003. The operations of ITV Digital, ITV Sports Channel, Ask Jeeves, Shop! and Wellbeing were discontinued in 2002. The operations of Compass were discontinued in 2001. For ease of comparison the results of these operations are treated as discontinued in each year so that this report presents the financial record of the on-going business (“continuing operations”) for the three year period ended 30 September 2003.

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain assets and in accordance with applicable accounting standards except in respect of certain items previously noted in prior years. These arose in 2000 and 2001 as a consequence of the merger and demerger with Compass Group PLC, including the disposal of the hospitality businesses, and the disposal of the rental businesses into the Box Clever joint venture. These items are explained in note 7.29 to the accounts in respect of the accounting for the re-acquisition of the publicly held minority in Granada Media plc and in note 7.6 to the accounts in respect of the accounting for pension costs.

Basis of consolidation

The Group accounts incorporate the accounts of Granada plc and its subsidiary undertakings and have been prepared for the years ended 30 September 2003, 2002 and 2001. The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses sold during the year are included up to the date on which control is relinquished.

On 1 February 2001 Granada plc issued shares to the 20% minority interest shareholders in Granada Media plc in exchange for that interest, in accordance with the terms of the original issue of the minorities’ shares. As further described in note 7.29 to the accounts, this transaction was not dealt with as an acquisition under FRS 2 “Accounting for Subsidiary Undertakings” but, in an override of that standard necessary in the opinion of the Directors for the accounts to give a true and fair view, in a way that showed its net effect as equivalent to a share issue by Granada plc.

Associates and joint ventures

Associated undertakings are accounted for using the equity method and joint ventures are accounted for using the gross equity method. Loans to joint ventures are taken into account when calculating the Group’s net interest in joint ventures.

An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long term interest and over which it exercises joint control.

Turnover and income

Turnover is stated exclusive of VAT and consists of sales of goods and services to third parties. Key classes of revenue are recognised on the following basis:

Advertising and sponsorship Programme production Programme rights	on transmission on delivery when contracted and available for exploitation

32

7.1 Accounting policies (continued)

Foreign currencies

Overseas trading results are translated into sterling at the average rates of exchange ruling during the financial periods. Overseas net assets and UK loans denominated in foreign currencies are translated into sterling at period end rates of exchange. Exchange differences arising on the Group’s net investments in overseas subsidiary undertakings and on borrowings in foreign currency financing those investments are dealt with through reserves. Other exchange differences are taken to the profit and loss account.

Goodwill

Goodwill on acquisitions arising since 30 September 1998 is capitalised. In accordance with the transitional arrangements under FRS 10 “Goodwill and Intangible Assets”, goodwill arising on acquisitions up to 30 September 1998 remains in reserves, where it was charged under the Group’s previous accounting policy. Analogue broadcasting goodwill is amortised over 10 years and production goodwill over 20 years. Other goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life of up to 20 years. Where in the opinion of the Board the goodwill has an indefinite economic life, the presumption of a maximum life of 20 years is rebutted and the goodwill is not amortised. This rebuttal would be made only where it was justified, in the opinion of the Board, by the durability of the acquired business. The individual circumstances of each acquisition the Group makes are assessed to determine the appropriate treatment of any related goodwill. Impairment reviews are carried out at the end of the first full year after acquisition. Information in relation to reviews performed this year is shown in note 7.12.

Where goodwill is not amortised, this is a departure from the specific amortisation requirement of the Companies Act 1985, for the overriding purpose of giving a true and fair view of the Group’s results for the reasons explained in note 7.12, which also shows the effects of this departure.

Depreciation

Depreciation is provided to write off the cost or valuation less estimated residual value of certain tangible fixed assets on a straight line basis over their estimated future lives. The major categories of fixed assets are depreciated as follows:

Vehicles, equipment and fittings Plant and machinery Properties: television studios leaseholds Freehold land Freehold buildings	3 to 10 years 10 to 15 years 50 years shorter of residual lease term or 50 years not depreciated up to 50 years

Leases

Finance leases are those which transfer substantially all the risks and rewards of ownership to the lessee. Assets held under such leases are capitalised as tangible fixed assets and depreciation is provided where appropriate. Outstanding finance lease obligations, which comprise principal plus accrued interest, are included with creditors. The finance element of the agreements is charged to the profit and loss account over the term of the lease on a systematic basis. All other leases are operating leases. The rentals on such leases are charged to the profit and loss account on a straight line basis over the lease term.

Stocks

Cost of films and programmes:

Programme costs and rights are written off in full on first transmission except certain film rights which are written off over a number of transmissions. Films and programme costs not yet written off at the balance sheet date are included in stocks at the lower of cost and net realisable value. Contractual commitments in relation to acquired programming rights which are not yet available for transmission are included in the cost of programming rights in stocks.

33

7.1 Accounting policies (continued)

Deferred taxation

Deferred tax is recognised where material and computed without discounting. Full provision is made in respect of all timing differences between the treatment of certain items in the accounts and their treatment for taxation purposes at the balance sheet date, except as provided by FRS 19 “Deferred Tax”. Deferred tax assets are recognised to the extent that it is more likely than not that the asset will be recovered.

Pension costs

The expected cost of pensions in respect of the Group’s defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes. Variations from the regular cost are spread over the remaining service lives of current employees in the schemes. The pension cost is assessed in accordance with the advice of qualified actuaries and accounted for in accordance with Statement of Standard Accounting Practice No. 24 “Accounting for Pension Costs”, except as explained in note 7.6.

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares are recognised over the period of the employee’s related performance in accordance with UITF 17 (revised 2000) “Employee Share Schemes”. No cost is recognised in respect of SAYE schemes that are offered on similar terms to all or substantially all employees.

7.2 Turnover, profit before tax and net assets

In the view of the Directors, following the demerger of the Compass hospitality businesses in 2001, Granada plc has only one continuing business segment which includes interests in broadcasting, production, digital television and other new media activities. Turnover and profit before tax are analysed by continuing and discontinued operations in the consolidated profit and loss account.

                                            2003           2002            2001
                                        (pound)m       (pound)m        (pound)m
Net assets analysis:
Group                                      1,536          1,725           2,110
Joint ventures                                10           (154)            (72)
Associated undertakings                       30             30              35
                                          ------         ------          ------
                                           1,576          1,601           2,073
Net funds                                    148             41              14
                                          ------         ------          ------
Net assets                                 1,724          1,642           2,087
                                          ======         ======          ======

                                               2003      2003      2003      2002      2002      2002      2001      2001      2001
                                                       Profit                        Profit                        Profit
                                                       before       Net              before       Net              before       Net
                                           Turnover       tax    assets  Turnover       tax    assets  Turnover       tax    assets
                                           (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Analysis by geographic origin:
United Kingdom - Media                        1,395        70     1,466     1,406      (343)    1,494     1,477      (156)    1,991
               - Hospitality                     --        --        --        --        --        --       850       110        --
Rest of World  - Media                           23         1       110        21         4       107        11        (1)       82
               - Hospitality                     --        --        --        --        --        --       107        32        --
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
                                              1,418        71     1,576     1,427      (339)    1,601     2,445       (15)    2,073
Net interest                                     --       (29)       --        --       (39)       --        --       (90)       --
Net funds                                        --        --       148        --        --        41        --        --        14
                                             ------    ------    ------    ------    ------    ------    ------    ------    ------
Total                                         1,418        42     1,724     1,427      (378)    1,642     2,445      (105)    2,087
                                             ======    ======    ======    ======    ======    ======    ======    ======    ======

Turnover generated on sales to the Rest of the World is £74m in 2003 (2002: £60m).

In 2001 geographical segmentation of turnover by destination was not materially different from turnover by origin shown above. Turnover above represents sales to third parties.

34

7.3 Staff costs

                                                    2003        2002        2001
                                                (pound)m    (pound)m    (pound)m

Wages and salaries                                   125         136         379
Social security and other costs                       13          15          33
Pension costs (see note 7.6)                          23          16          18
                                                  ------      ------      ------
                                                     161         167         430
                                                  ======      ======      ======

The average number of employees employed by the Group during the year was:

                                                    2003        2002        2001

Content                                            3,343       3,507       3,681
Broadcasting                                         643         725         810
Shared services                                      320         355         405
Rental                                                79         109         208
                                                  ------      ------      ------
Media                                              4,385       4,696       5,104
Hospitality                                           --          --      25,693
                                                  ------      ------      ------
                                                   4,385       4,696      30,797
                                                  ======      ======      ======

Directors remuneration

Summary remuneration table

                                                                                      2003
                                                                              Compensation
                                                          2003          2003      for loss          2003          2002       2001(h)
                                            Salary and fees(a)      Benefits     of office         Total         Total         Total
                                                    (pound)000    (pound)000    (pound)000    (pound)000    (pound)000    (pound)000
Executive directors
Charles Allen                                              963            34            --           997         1,005         1,308
Graham Parrott                                             326            29            --           355           351           456
Henry Staunton                                             516            34            --           550           544           709
Steve Morrison (b)                                          --            --           200           200         1,352           345
Non-executive directors
John Ashworth (c)                                           --            --            --            --            15            40
David Chance (d)                                            31            --            --            31           206            23
Richard Clothier                                            30            --            --            30            30            36
James Crosby (e)                                            25            --            --            25            --            --
Michael Orr                                                 35            --            --            35            35            43
Nigel Rich                                                  35            --            --            35            35            20
Gerry Robinson (f)                                          14            --            --            14            30           805
Sir George Russell (g)                                      85            --            --            85             5            --
                                                         -----         -----         -----         -----         -----         -----
Total                                                    2,060            97           200         2,357         3,608         3,785
                                                         =====         =====         =====         =====         =====         =====

Notes
a	During 2003 and 2002 no salary increases were awarded to executive directors. Full details of share options granted to directors are set out below. The above table excludes awards made under the Granada and Granada Media Deferred Share Award Plans and the Commitment Scheme. Full details of share options and awards outstanding are set out below.
b	A payment of £831,370 was made to Steve Morrison following his leaving the Company on 30 September 2002. Certain conditions having been met a further amount of £200,000 was paid on 30 September 2003.
c	Up to his retirement on 20 March 2002.

35

7.3 Staff costs (continued)

Notes (continued)
d	Remuneration for 2002 excludes £250,000 paid by ITV Network Ltd and includes £194,500 paid by the Company in respect of consultancy services relating to the transmission of ITV1 and ITV2 on Sky and to ITV Digital. No director’s fees were paid during this period of consultancy which ended on 30 April 2002.
e	Since his appointment on 26 November 2002.
f	Became a non-executive director on 1 February 2001. Up to his retirement on 19 March 2003.
g	Since his appointment on 9 September 2002.
h	Directors’ emoluments in 2001 are from the date of appointment (25 May 2000 or later) to 30 September 2001. During this period, and associated with the Compass merger and demerger, certain amounts were paid to Compass directors and to Stephanie Monk which, together with awards arising from former Granada Group options following the merger and demerger, are referred to below, under general notes.

Retirement benefits

Executive directors are members of Granada’s main UK contributory pension scheme, which provides for members’ contributions at the rate of 5% of basic salary per year. Subject to Inland Revenue limits, members are eligible for a pension of up to two-thirds of base salary at normal retirement age of 60. The pension scheme also provides for the payment of benefits on death or disability.

Part of the pension commitment for certain senior executives cannot be covered through the Inland Revenue approved pension scheme due to the cap on pensionable earnings and certain other restrictions introduced by the Finance Act 1989. In all such cases, Granada enters into contractual, unfunded, unapproved pension provision to provide pension payments on retirement based on service and earnings, consistent with other executives of similar seniority. Based on this policy, contractual pension promises have been entered into with Charles Allen, Graham Parrott and Henry Staunton.

The following table details the increase in accrued annual pension and the corresponding transfer value entitlement earned by each executive director during the year:

                                    Increase/                  Value of net                        Value         Value         Value
                         Gross  (decrease) in  Total accrued      increase/  Total change     of accrued    of accrued    of accrued
                      increase        accrued     pension at     (decrease)   in transfer     pension at    pension at    pension at
                    in accrued    pension net   30 September     in accrual  value during   30 September  30 September  30 September
                       pension   of inflation           2003    over period        period           2003          2002          2001
                    (pound)000     (pound)000     (pound)000     (pound)000    (pound)000     (pound)000    (pound)000    (pound)000
                                          (i)                          (ii)         (iii)
Charles Allen               32             26            380            333           746          5,050         4,289         3,565
Graham Parrott              --             (4)           218            (72)          249          4,158         3,908         3,367
Henry Staunton              17             13            291            236           259          5,832         5,258         4,252
Notes
a	The total accrued pension entitlement set out above is that which would be paid annually on retirement of the executive director concerned and is based on service to the end of the financial year.
b	The value of benefits, share options and share awards under incentive arrangements do not form part of pensionable pay.
c	Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
d	Transfer values have been calculated in accordance with version 8.1 of the guidance note GN11 issued by the actuarial profession.
e	The value of net increase (ii) represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase (i) after deducting the director’s contributions.
f	The change in the transfer value (iii) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stockmarket movements. It is calculated after deducting the director’s contributions.
g	Voluntary contributions paid by directors and resulting benefits are not shown.

36

7.3 Staff costs (continued)

Directors’ incentive and performance related awards

Deferred Share Award Plans

The Deferred Share Award Plans are based on individual performance over a 12 month period preceding any award and deliver shares over the ensuing 12 and 24 months subject to continued service. Awards are satisfied by shares purchased in the market.

No awards were made to executive directors during 2002 and none were outstanding under the terms of the Granada Media and Granada Deferred Share Award Plans at 30 September 2003.

                         30   Released         30  Awarded   Released         30
                  September     in the  September   in the     in the  September
                       2001       year       2002     year       year       2003

Charles Allen       920,653  (581,269)    339,384       --  (339,384)         --
Steve Morrison      476,358  (476,358)         --       --        --          --
Graham Parrott      311,947  (196,953)    114,994       --  (114,994)         --
Henry Staunton      493,008  (311,269)    181,739       --  (181,739)         --

In December 2003 awards under the terms of the Granada Deferred Share Award Plan over ordinary shares in Granada were made to Charles Allen (787,737 shares), Henry Staunton (632,748 shares) and Graham Parrott (400,365 shares). At the date of the award, Granada shares had a market price of 127.75p.

Share option schemes

Options outstanding over ordinary shares in Granada plc under the terms of the Granada Group PLC, Granada Media plc and Granada plc Approved and Unapproved Executive Share Option Schemes (ESOS) and Savings-Related Share Option Schemes (SAYE) are as follows:

                            30     Granted       Lapsed           30      Granted       Lapsed           30   Exercise
                     September      in the       in the    September       in the       in the    September      price      Exercise
                          2001        year         year         2002         year         year         2003    (pence)        period
Charles Allen
Media ESOS             421,816          --           --      421,816           --           --      421,816        279   July 2003 -
                                                                                                                         July 2010
Granada ESOS         1,351,579          --           --    1,351,579           --           --    1,351,579      142.5   July 2004 -
                                                                                                                         July 2011
Granada ESOS                --          --           --           --    2,407,500           --    2,407,500         80   January
                                                                                                                         2006 -
                                                                                                                         January
                                                                                                                         2013
Media SAYE              10,124          --      (10,124)          --           --           --           --        166   February
                                                                                                                         2006 -
                                                                                                                         July 2006
Granada SAYE                --      14,267           --       14,267           --           --       14,267        116   March 2007
                                                                                                                         - August
                                                                                                                         2007
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                     1,783,519       14,267      (10,124)   1,787,662    2,407,500           --    4,195,162
                    ==========   ==========   ==========   ==========   ==========   ==========   ==========
Steve Morrison
Media ESOS             196,853          --           --      196,853           --     (196,853)          --        279   July 2003 -
                                                                                                                         July 2010
Granada Group ESOS     219,505          --     (219,505)          --           --           --           --    259-345   January -
                                                                                                                         2001 -
                                                                                                                         December
                                                                                                                         2001
Granada ESOS           723,768          --           --      723,768           --     (702,716)      21,052      142.5   July 2004 -
                                                                                                                         July 2011
Granada SAYE                --       8,189           --        8,189           --       (8,189)          --        116   March 2005
                                                                                                                         - August
                                                                                                                         2005
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
                     1,140,126        8,189     (219,505)     928,810           --     (907,758)      21,052
                    ==========   ==========   ==========   ==========   ==========   ==========   ==========

37

7.3 Staff costs (continued)

                        30  Granted   Lapsed         30     Granted   Lapsed          30  Exercise
                 September   in the   in the  September      in the   in the   September     price      Exercise
                      2001     year     year       2002        year     year        2003   (pence)        period
Graham Parrott
Media ESOS         142,924       --      --     142,924          --       --     142,924       279   July 2003 -
                                                                                                     July 2010
Granada ESOS       457,958       --      --     457,958          --       --     457,958     142.5   July 2004 -
                                                                                                     July 2011
Granada ESOS            --       --      --          --     815,737       --     815,737        80   January
                                                                                                     2006 -
                                                                                                     January
                                                                                                     2013
Media SAYE           5,811       --      --       5,811          --       --       5,811       166   February
                                                                                                     2004 -
                                                                                                     July 2004
                 ---------  -------  ------   ---------   ---------   ------   ---------
                   606,693                      606,693     815,737       --   1,422,430
                 =========  =======  ======   =========   =========   ======   =========
Henry Staunton
Media ESOS         225,883       --      --     225,883          --       --     225,883       279   July 2003 -
                                                                                                     July 2010
Granada ESOS       723,768       --      --     723,768          --       --     723,768     142.5   July 2004 -
                                                                                                     July 2011
Granada ESOS            --       --      --          --   1,289,212       --   1,289,212        80   January
                                                                                                     2006 -
                                                                                                     January
                                                                                                     2013
Media SAYE          10,124       --  10,124          --          --       --          --       166   February
                                                                                                     2006 -
                                                                                                     July 2006
Granada SAYE            --    8,189   8,189          --          --       --          --       116   March 2005
                                                                                                     - August
                                                                                                     2005
Granada SAYE            --    9,350      --       9,350          --   (9,350)         --     101.6   September
                                                                                                     2005 -
                                                                                                     March 2006
Granada SAYE            --       --      --          --      13,897       --      13,897        68   March
                                                                                                     2006 -
                                                                                                     August
                                                                                                     2006
                 ---------  -------  ------   ---------   ---------   ------   ---------
                   959,775   17,539  18,313     959,001   1,303,109   (9,350)  2,252,760
                 =========  =======  ======   =========   =========   ======   =========

Note: No options, other than as set out above, were granted to or exercised by executive directors.

Commitment Schemes

Granada Media Commitment Scheme

At the time of the IPO of Granada Media plc in July 2000, participating executive directors and certain other senior executives were invited to commit Granada shares with a total market value at the date of commitment of between 100% and 300% of their basic salary. Participants were then eligible to receive a maximum matching award, comprising three times the number of their committed shares, and an option over an equal number of Granada shares. Vesting requires both achievement of a performance condition, and the continued holding of the committed shares. The performance condition is Granada’s relative total shareholder return (“TSR”) performance against a comparator group of international media companies (see below). Upper decile performance relative to the comparator group is necessary for a maximum vesting. Awards cannot vest if Granada is ranked below the median of this group. The first performance test, in respect of 50% of the award, occurred at the second anniversary of grant. The balance of the matching award is tested at the fourth anniversary of grant. Any portion of the matching award that has not vested by the fourth anniversary of grant lapses. Participating senior executives, including executive directors, agreed to defer to July 2003 the exercise of awards which vested in July 2002.

Granada Commitment Scheme

There is also a Granada Commitment Scheme. This scheme has identical terms to the commitment scheme discussed above save that awards made pursuant to the Granada Commitment Scheme will not become exercisable pursuant to the Merger. None of the directors are participants in this scheme.

38

7.3 Staff costs (continued)

Comparator Group

The following international media companies operating in comparable markets to those in which Granada competes form the constituent members of the comparator group for the commitment schemes mentioned above:

BSkyB, Canwest Global Communications, Capital Radio, Carlton Communications, EMAP, Fox Entertainment, GWR Group, M6 - Metropole TV, Mediaset, Modern Times Group, RTL Group, SBS Broadcasting, SMG, Telewest Communications, TF1 (TV.FSE.1).

Awards and options outstanding over ordinary shares in Granada plc under the terms of the Granada Media Commitment Scheme are as follows:

                                   Vested  Exercised                                Exercised
                  30         30    during     during         30         30  Vested     during        30         30           Vesting
           September  September  the year   the year  September  September  during   the year September  September  Option      date
                2001       2001      (see       (see       2002       2002     the       (see      2003       2003   price      (see
              Vested   Unvested   note b)    note b)     Vested   Unvested    year    note b)    Vested   Unvested (pence)   note b)
Charles Allen
Awards            --  2,902,626   615,500        --     615,500  2,287,126      --    615,500        --  2,287,126     --  July 2004
Options           --  2,902,626   615,500        --     615,500  2,287,126      --         --   615,500  2,287,126    279  July 2004

Steve Morrison
Awards            --  1,354,560   287,233        --     287,233  1,067,327      --         --   287,233  1,067,327     --  July 2004
Options           --  1,354,560   287,233        --     287,233  1,067,327      --         --   287,233  1,067,327    279  July 2004

Graham Parrott
Awards            --    655,671   139,034        --     139,034    516,637      --    139,034        --    516,637     --  July 2004
Options           --    655,671   139,034        --     139,034    516,637      --         --   139,034    516,637    279  July 2004

Henry Staunton
Awards            --  1,554,355   329,600        --     329,600  1,224,755      --    329,600        --  1,224,755     --  July 2004
Options           --  1,554,355   329,600        --     329,600  1,224,755      --         --   329,600  1,224,755    279  July 2004

Notes
a	No awards were made to or were exercised by executive directors during 2002.
b	On 11 July 2002 21.205% of the awards and options granted under the Granada Media Commitment Scheme vested but the executive directors agreed not to exercise their right to receive these shares before 11 July 2003. All shares subject to the awards remained with the Granada Media plc Employees’ Benefit Trust. All awards that vested in July 2002 were exercised by Charles Allen, Henry Staunton and Graham Parrott on 25 July 2003. On 25 July 2003 the mid-market value of Granada plc shares was 95.75p. The gross value of the shares that were exercised were £589,341 for Charles Allen, £315,592 for Henry Staunton and £133,125 for Graham Parrott (total £1,038,058). The options that vested in July 2002 remain unexercised. The balance of both awards and options that remain unvested will vest, subject to the performance conditions, on 11 July 2004.
c	Subject to retaining his committed shares, Steve Morrison remains a participant in the Granada Media Commitment Scheme following his leaving the Company on 30 September 2002.
d	Following vesting the exercise period runs until July 2010.

39

7.3 Staff costs (continued)

General notes
i	On exercise of options under the Granada Media schemes, ordinary shares in Granada plc will be delivered under the terms of the Granada Media mandatory exchange on the basis of 1.8455 Granada plc shares for every Granada Media plc share. The figures in the tables above have been adjusted accordingly.
ii	The Granada Media schemes are closed to new entrants.
iii	Options granted under the Savings-Related Share Option Schemes (SAYE) are linked to a monthly savings contract.
iv	Compass merger and demerger - On 27 July 2000 Granada Group PLC (“Granada Group”) merged with Compass Group PLC to form Granada Compass plc (“Granada Compass”) and subsequently on 1 February 2001 the demerger took place of Compass and the hospitality businesses of Granada Group. Emoluments paid to former directors in the period to 30 September 2001 were:
Michael Bailey Denis Cassidy Peter Cawdron Alain Dupuis Valerie Gooding Andrew Lynch Francis Mackay Ron Morley Stephanie Monk	£446,000 £17,000 £35,000 £218,000 £17,000 £231,000 £430,000 £116,000 £805,000
Former Granada Group options (which had been granted at varying dates between 1994 and 2000) were rolled over into options over Granada Compass shares under the Granada Group Rollover Arrangement. Awards were made in March 2001 in the form of Compass shares in settlement of entitlements under the Rollover Arrangement and included two components. The first component represented the gain that would have been made on the exercise on 19 March 2001 of each director’s Rollover Arrangement options. Amounts awarded for the first component were: Charles Allen 580,254 shares; Graham Parrott 49,596 shares; Gerry Robinson 831,348 shares; Henry Staunton 311,394 shares and Stephanie Monk 90,158 shares. The second component represented an additional amount calculated on the basis of the Black Scholes option pricing model by reference to the same number of Rollover Arrangement options but having regard to the terms of the original Granada Group options, less the amount calculated for the first component. Amounts awarded for the second component were: Charles Allen 315,933 shares; Graham Parrott 62,748 shares; Gerry Robinson 385,337 shares; Henry Staunton 145,346 shares and Stephanie Monk 77,514 shares. At the date of the awards, the price of a Compass Group ordinary share was £5.1875. The first component, for the highest paid director in the prior period (Gerry Robinson) was £4,312,618 and the aggregate for the other directors was £5,350,393. The second component for the highest paid director in the prior period (Gerry Robinson) was £1,998,938 and the aggregate second component for the other directors was £3,120,494.
v	The market value of Granada ordinary 10p shares as at 30 September 2003 was 93.5p (2002: 67.25p; 2001: 93.0p). For the financial period to 30 September 2003 the market value of Granada shares varied between 45.5p and 110.25p (2002: 67.25p to 156p; 2001: 91.5p to 222.93p).

40

7.4 Total operating costs

                                       2003        2003      2003       2002        2002      2002        2001        2001      2001
                                                   Dis-                             Dis-                              Dis-
                                 Continuing   continued           Continuing   continued            Continuing   continued
                                 operations  operations     Total operations  operations     Total  operations  operations     Total
                                   (pound)m    (pound)m  (pound)m   (pound)m    (pound)m  (pound)m    (pound)m    (pound)m  (pound)m

Staff costs                             160          1        161        166           1       167         181         249      430
Depreciation, amortisation
  and other amounts written
  off fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
  Depreciation and amortisation          67          3         70         69           4        73          65          44      109
  Digital goodwill impairment
    charge - exceptional item            --         --         --        250          --       250          --          --       --
-----------------------------------------------------------------------------------------------------------------------------------
                                         67          3         70        319           4       323          65          44      109
Other operating costs
-----------------------------------------------------------------------------------------------------------------------------------
  Television exchequer levy              96         --         96        113          --       113         145          --      145
  Television franchise
    exchequer bid payment                36         --         36         38          --        38          50          --       50
  Operating lease costs:
    - Plant and machinery                 3         --          3          2          --         2           2          --        2
    - Other rentals                      13         --         13         14          --        14          11           2       13
  Broadcasting schedule costs           475         --        475        468          --       468         447          --      447
  Production non-staff costs            318         --        318        303          --       303         311          --      311
  Other operating exceptional
    items                                14         --         14         18          --        18          48          17       65
  Other (net)                           113          3        116        108          12       120         110         518      628
-----------------------------------------------------------------------------------------------------------------------------------
                                      1,068          3      1,071      1,064          12     1,076       1,124         537    1,661
                                     ------     ------     ------     ------      ------    ------      ------      ------   ------
Total                                 1,295          7      1,302      1,549          17     1,566       1,370         830    2,200
                                     ======     ======     ======     ======      ======    ======      ======      ======   ======

The results include income from external programme commissions which are large and one-off in nature. By their nature they may or may not recur in the ordinary course of business.

Audit fees paid to KPMG Audit Plc amounted to £0.5 million (2002: £0.5 million; 2001: £0.4 million) and fees payable to KPMG Audit Plc and its associates for non-audit services were £0.8 million (2002: £0.8 million; 2001: £1.8 million). Non-audit services provided by KPMG Audit Plc and its associates principally comprise advice relating to the proposed merger with Carlton in 2003, and the demerger of Compass plc in 2001, together with specific systems and control reviews, corporation and payroll taxes advice.

7.5 Reconciliation of operating profit to net cash inflow from operating activities

                                       2003        2003      2003       2002        2002      2002        2001        2001      2001
                                                   Dis-                             Dis-                              Dis-
                                 Continuing   continued           Continuing   continued            Continuing   continued
                                 operations  operations     Total operations  operations     Total  operations  operations     Total
                                   (pound)m    (pound)m  (pound)m   (pound)m    (pound)m  (pound)m    (pound)m    (pound)m  (pound)m

Operating profit before
  exceptional items                     130         --        130        127           2       129         150         160      310
Depreciation charges                     31          3         34         32           4        36          31          44       75
Amortisation of goodwill                 36         --         36         37          --        37          34          --       34
-----------------------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in stocks           (18)        --        (18)        (3)         --        (3)          3          (4)      (1)
Decrease/(increase) in debtors           54         --         54         37          --        37          23         (42)     (19)
(Decrease)/increase in
  creditors and provisions               (4)        (3)        (7)         8          (6)        2          31         (55)     (24)
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                          32         (3)        29         42          (6)       36          57        (101)     (44)
                                     ------     ------     ------     ------      ------    ------      ------      ------   ------
Net cash inflow from
  operating activities
  before exceptional items              229         --        229        238          --       238         272         103      375
                                     ------     ------     ------     ------      ------    ------      ------      ------   ------
Expenditure relating to
  exceptional items
  Operating loss (see note 7.7)         (14)        --        (14)      (268)         --      (268)        (48)        (17)     (65)
  Provision for impairment               --         --         --        250          --       250          --          --       --
  Decrease in stocks                     --         --         --         14          --        14          --          --       --
  (Decrease)/increase in
    creditors and
    provisions                           (3)       (28)       (31)       (12)        (30)      (42)          6         (17)     (11)
                                     ------     ------     ------     ------      ------    ------      ------      ------   ------
Net cash outflow from
  exceptional items                     (17)       (28)       (45)       (16)        (30)      (46)        (42)        (34)     (76)
                                     ------     ------     ------     ------      ------    ------      ------      ------   ------
Net cash inflow/(outflow)
 from operating activities              212        (28)       184        222         (30)      192         230          69      299
                                     ======     ======     ======     ======      ======    ======      ======      ======   ======

41

7.6 Pension scheme

SSAP 24

The principal UK pension scheme is the Granada Pension Scheme operated by Granada Group PLC. The scheme has both defined benefit and defined contribution sections. The scheme’s assets are held in separate trustee administered funds. The assets of the defined benefit scheme were valued by Mercer Human Resource Consulting Limited, consulting actuaries, as at 1 October 2001 using the projected unit method. Based on the 1 October 2001 assessment the actuarial value of the assets of the scheme was sufficient to cover 100% of the value of benefits that had accrued to members, after allowing for expected increases in pensionable remuneration. On the recommendation of the actuary the Company recommenced contributions on 1 April 2002 at an annual rate equal to 23% of pensionable earnings. In addition the Company has agreed to make a further contribution of £10 million per annum, with the first payment having been made during 2003. This extra funding will be kept under review. The market value of the scheme’s assets at 1 October 2001 was £1,147 million. The net charge for pensions and associated costs in the year ended 30 September 2003 was £23 million (2002: £16 million; 2001: £18 million including £2 million for the Hospitality businesses). Creditors amounts falling due after more than one year include amounts in respect of pensions totalling £10 million (2002: £16 million; 2001: £13 million).

The principal SSAP 24 assumptions adopted, updated as at 1 October 2002, were that the annual rate of return on investments would be 2.0% higher than the annual increase in total pensionable remuneration and 3.25% higher than the annual increase in present and future pensions. Significant changes to the Group’s structure in 2000 had a material impact on the level of funding of the Group’s pension scheme. As a result the directors determined at the time that the then pension fund prepayment should be written off in order for the accounts to show a true and fair view. Under a normal application of SSAP 24, any difference between that prepayment and the then surplus would have been recognised over the remaining service lives of the remaining employees in the scheme. Had the prepayment not been written off, the pension charge for the year ended 30 September 2003 would have been £31 million (2002: £24 million; 2001: £26 million).

FRS 17 disclosures

The Accounting Standards Board (ASB) issued FRS 17 “Retirement Benefits” on 30 November 2000. Full implementation of the new standard has been delayed until period beginning on or after 1 January 2005.

Pension costs for the year have been accounted for under the existing accounting standard SSAP 24. However, the Company has also made the disclosures required by the transitional arrangements governing the move to the new accounting standard, FRS 17. The following figures exclude the Company’s contributions to the defined contribution sections of the scheme.

                                                  2003        2002         2001
Major assumptions:
Rate of general increase in salaries               4.0%        4.0%         4.3%
Rate of increase in pension payment                2.5%       2.25%         2.5%
Rate of increase to deferred pensions              2.5%       2.25%         2.5%
Discount rate for scheme liabilities               5.5%        6.0%         6.0%
Inflation assumption                               2.5%       2.25%         2.4%
                                                ======      ======       ======

42

7.6 Pension scheme (continued)

The actuarial valuations of Granada’s Pension Schemes were updated to 30 September 2002 by Mercer Human Resource Consulting Limited. The assets and liabilities of the schemes operated by the Group, along with the expected rate of return on the assets, are shown below:

                                                                 Expected
                     Expected              Expected             long term
                    long term     Market    rate of     Market    rate of     Market
                      rate of      Value     return      value     return      value
                 return at 30      at 30      at 30      at 30      at 30      at 30
                    September  September  September  September  September  September
                         2003       2003       2002       2002       2001       2001
                            %   (pound)m          %   (pound)m          %   (pound)m
Market value of
  assets - equities       7.7        808        7.4        761        7.9      1,147
Market value of
  assets - bonds          5.3        239        5.4        166         --         --
                                  ------                ------                ------
Total market value
  of assets                        1,047                   927                 1,147
Present value of
  scheme liabilities              (1,446)               (1,308)               (1,255)
                                  ------                ------                ------
                                    (399)                 (381)                 (108)
Related deferred tax
  asset - full
  provision
  basis (FRS 19)                     120                   114                    32
                                  ------                ------                ------
Net pension deficit                 (279)                 (267)                  (76)
                                  ======                ======                ======

43

7.6 Pension scheme (continued)

Had FRS 17 been fully operational, the amounts that would have been charged to the profit and loss account are:

                                                             2003         2002
                                                         (pound)m     (pound)m
Analysis of amount that would be charged
  to operating costs:
  Current service cost                                        (16)         (20)
                                                             ----         ----
Analysis of amount that would be
  (debited)/credited to other finance income:
  Expected return on pension scheme assets                     65           83
  Interest on pension scheme liabilities                      (77)         (70)
                                                             ----         ----
  Net (expense)/return                                        (12)          13
                                                             ----         ----
Charge before taxation                                        (28)          (7)
Analysis of amount that would be recognised
  in statement of total recognised
  gains and (losses):
  Actual return less expected return
    on pension scheme assets                                   92         (263)
  Experience gains arising on the
     scheme's liabilities                                      37           19
  Changes in assumptions underlying the
    present value of the scheme's liabilities                (148)         (32)
                                                             ----         ----
Actuarial loss recognised in the statement
  of total recognised gains and (losses)                      (19)        (276)
                                                             ----         ----
Movement in deficit during the year:
  Deficit in scheme at beginning of year                     (381)        (108)
  Movement in year
    - current service cost                                    (16)         (20)
    - contributions                                            29           10
    - other finance (expense)/income                          (12)          13
    - actuarial loss                                          (19)        (276)
                                                             ----         ----
                                                             (399)        (381)
Related deferred tax asset - full
  provision basis (FRS 19)                                    120          114
                                                             ----         ----
Net pension deficit                                          (279)        (267)
                                                             ====         ====
History of experience gains and (losses):                    2003         2002
Difference between the expected and
  actual return on scheme assets
  Amount ((pound)million)                                      92         (263)
  Percentage of scheme assets                                  9%          28%
Experience gains and losses on scheme
  liabilities
  Amount ((pound)million)                                      37           19
  Percentage of the present value of
    scheme liabilities                                         3%           1%
Total amount recognised in the statement
  of total recognised gains and (losses)
  Amount ((pound)million)                                     (19)        (276)
  Percentage of the present value of
    scheme liabilities                                         1%          21%
                                                             ====         ====

FRS 17 requires that the pension schemes are valued using market conditions at the Group’s year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets on one particular date. The pension schemes are funded on a long term basis and therefore the FRS 17 disclosures are not relevant to the ongoing funding of the schemes. The latest actuarial valuation of the Granada Pension Scheme, carried out for the Trustee as at 1 October 2001, indicated that the Granada Pension Scheme was 100% funded on an ongoing basis.

44

7.7 Exceptional items

                                         2003       2003       2003        2002       2002       2002       2001       2001     2001
                                                    Dis-                              Dis-                             Dis-
                                   Continuing  continued             Continuing  continued            Continuing  continued
                                   operations operations      Total  operations operations      Total operations operations    Total
                                     (pound)m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m   (pound)m   (pound)m (pound)m

Exceptional operating items - Group:
  Digital goodwill impairment charge       --         --         --       (250)        --       (250)       --        --         --
  Network stock write off                  --         --         --        (10)        --        (10)       --        --         --
  Granada Film exit costs                  --         --         --         (4)        --         (4)       --        --         --
  Share of costs of merger and
    demerger with Compass Group            --         --         --         --         --         --       (13)      (17)       (30)
  Reorganisation and integration costs    (14)        --        (14)        (4)        --         (4)      (35)       --        (35)
                                          ---       ----       ----       ----       ----       ----       ---       ---       ----
                                          (14)        --        (14)      (268)        --       (268)      (48)      (17)       (65)
                                          ---       ----       ----       ----       ----       ----       ---       ---       ----
Exceptional operating items - joint
  venture:
  Share of Box Clever
    reorganisation costs                   --        (10)       (10)        --        (16)       (16)       --       (14)       (14)
                                          ---       ----       ----       ----       ----       ----       ---       ---       ----
                                           --        (10)       (10)        --        (16)       (16)       --       (14)       (14)
                                          ---       ----       ----       ----       ----       ----       ---       ---       ----
Exceptional non operating items:
  Provision against listed investments    (75)        --        (75)        --         --         --
  Amounts written off online and
    other investments                      --         --         --         --         --         --       (35)      (30)       (65)

ITV Digital and ITV Sport
------------------------------------------------------------------------------------------------------------------------------------
  Provision for net carrying
    value                                  --         --         --         --        (29)       (29)       --        --         --
  Provision for exit costs                 --         --         --         --        (64)       (64)       --        --         --
  Provision for debts due from ITV
    Digital/ITV Sport and other items      --         --         --         --        (11)       (11)       --        --         --
------------------------------------------------------------------------------------------------------------------------------------
  Loss on cessation of ITV Digital
    and ITV Sport                          --         --         --         --       (104)      (104)       --        --         --

Box Clever
------------------------------------------------------------------------------------------------------------------------------------
  Write-back of investment in
    net liabilities                        --        253        253         --         --         --        --        --         --
  Provision for loans made to
    Box Clever                             --        (69)       (69)        --         --         --        --        --         --
  Write-back of goodwill                   --       (124)      (124)        --         --         --        --        --         --
  Provision for debts due from
    Box Clever                             --        (19)       (19)        --         --         --        --        --         --
  Provision for Box Clever exit costs      --        (41)       (41)        --         --         --        --        --         --
------------------------------------------------------------------------------------------------------------------------------------
  Gain on cessation of Box Clever          --         --         --         --         --         --        --        --         --
                                          ---       ----       ----       ----       ----       ----       ---       ---       ----
                                          (75)        --        (75)        --       (104)      (104)      (35)      (30)       (65)
                                          ---       ----       ----       ----       ----       ----       ---       ---       ----
Total exceptional items before tax        (89)       (10)       (99)      (268)      (120)      (388)      (83)      (61)      (144)
                                          ===       ====       ====       ====       ====       ====       ===       ===       ====

The service businesses of the Box Clever group were placed into administrative receivership on 23 September 2003. As the administration was initiated by the holders of external debt, Granada is no longer deemed to have joint control of the Box Clever joint venture as defined by FRS9 “Associates and Joint Ventures”. As a consequence Box Clever has ceased to be accounted for using the gross equity method. The unwinding of the joint venture accounting has led to a release of Granada’s net £41 million interest in Box Clever. A provision for the full £41 million has been raised to cover potential liabilities that may arise as a result of Box Clever being placed into administration. The position will be kept under review and the provision will be adjusted as further evidence in relation to the potential liabilities becomes available.

45

7.8 Net interest

                                                     2003       2002       2001
                                                 (pound)m   (pound)m   (pound)m
Interest payable:
Bank loans and overdrafts                             (37)       (51)      (109)
Finance leases                                         (2)        (1)        --
Imputed interest on United television
  assets acquisition consideration                     --         --        (15)
                                                     ----       ----       ----
                                                      (39)       (52)      (124)
Interest receivable                                    10         13         34
                                                     ----       ----       ----
Net interest                                          (29)       (39)       (90)
                                                     ====       ====       ====
Net interest (payable)/receivable in
  relation to:
Group and associated undertakings -
  continuing operations                                 2         (3)        11
Group - discontinued operations                         4          4        (57)
Joint ventures - discontinued operations              (35)       (40)       (44)
                                                     ----       ----       ----
                                                      (29)       (39)       (90)
                                                     ====       ====       ====

Group and associated undertakings interest includes £1 million interest payable (2002: £5 million; 2001: £3 million) in respect of associated undertakings.

Interest on discontinued operations includes Granada’s share of Box Clever joint venture interest charge (£35 million), which is therefore a non-cash item, and interest receivable of £4 million from loan notes payable by Box Clever.

7.9 Taxation

                                         2003        2003      2003        2002       2002       2002       2001       2001     2001
                                                     Dis-                             Dis-                             Dis-
                                   Continuing   continued            Continuing  continued            Continuing  continued
                                   operations  operations     Total  operations operations      Total operations operations    Total
                                     (pound)m    (pound)m  (pound)m    (pound)m   (pound)m   (pound)m   (pound)m   (pound)m (pound)m

Based on the profit on ordinary
  activities of the Group before
  exceptional items for the year:
UK Corporation tax at 30%
  (2002: 30%: 2001:30%)                  (48)        --        (48)       (59)        49       (10)       (66)        11        (55)
Share of associated undertakings          (1)        --         (1)        --         --        --          3          6          9
UK corporation tax on exceptional
  items:
  Group                                   --         21         21          4         --         4         11         --         11
                                       -----      -----      -----      -----      -----     -----      -----      -----      -----
Total current tax on profit on
  ordinary activities                    (49)        21        (28)       (55)        49        (6)       (52)        17        (35)
Deferred tax                               1         --          1          6         --         6         --         --         --
                                       -----      -----      -----      -----      -----     -----      -----      -----      -----
Total tax on profit on
  ordinary activities                    (48)        21        (27)       (49)        49        --        (52)        17        (35)

Total taxation payable in
  relation to:
Group - continuing operations            (48)        --        (48)       (49)        --       (49)       (52)        --        (52)
Group - discontinued operations           --         21         21         --         49        49         --         17         17
                                       -----      -----      -----      -----      -----     -----      -----      -----      -----
                                         (48)        21        (27)       (49)        49        --        (52)        17        (35)
                                       =====      =====      =====      =====      =====     =====      =====      =====      =====

In 2003 the effective tax rate on profits from continuing operations is higher (2002: higher; 2001: higher) than the nominal rate of UK corporation tax primarily as a result of goodwill amortisation and exceptional items which are not deductible for corporation tax purposes. The underlying tax rate on continuing operations taking account of these items is 27% (2002: 30%; 2001: 34%). The tax credit arising on profits from discontinued operations is higher (2002: lower; 2001: lower) than the UK statutory corporation tax rate as a result of losses arising on the tax recognition of bad debts on loans. In the accounting periods ended 2001 and 2002 the effective tax credit was lower than 30% on account of some exceptional items from discontinued operations being unallowable for tax purposes.

46

7.9 Taxation (continued)

Factors affecting the tax charge for the current period:

                                                         2003     2002      2001
                                                     (pound)m (pound)m  (pound)m
Current tax reconciliation
Profit/(loss) on ordinary activities before tax            42     (378)    (105)
                                                         ----     ----     ----
Current tax at 30% (2002: 30%; 2001: 30%)                 (13)     113       32

Effects of:
Expenses not deductible for tax purposes
  (primarily goodwill amortisation)                       (21)     (93)     (30)
Non taxable exceptionals (primarily amounts
  written off investments)                                (32)      --      (20)
Utilisation of tax losses                                  26       --       --
Timing differences                                          6       --       --
Associates losses/(profits) on which no tax effect          6       (4)      (3)
Joint venture losses on which no tax relief assumed        --      (22)     (14)
                                                         ----     ----     ----
Total current tax charge (see above)                      (28)      (6)     (35)
                                                         ====     ====     ====

In addition there are amounts of tax losses not yet agreed with the Inland Revenue. These are in relation to Loan Relationship Debits (effectively loans written off) and capital losses (in relation to losses on investments). These may be utilised in the future to the extent that there are sufficient levels of investment income or taxable capital gains.

A deferred tax asset of £5 million was provided for at 30 September 2003 (2002: £4 million; 2001: £nil). The balance in 2003 and 2002 related to accelerated capital allowances.

7.10 Dividends

                                                         2003     2002     2001
                                                     (pound)m (pound)m (pound)m
Equity shares:
  First interim dividend of
    1.0 pence per share
    (2002: 1.0 pence per share;
    2001: 1.0 pence per share)                             28       28       28
  Proposed second interim dividend of
    1.0 pence per share
    (2002: nil pence per share;
    2001: nil pence per share)                             28       --       --
  2002 proposed final dividend of
    1.0 pence per share
    (2001: 1.0 pence per share)                            --       28       28
                                                         ----     ----     ----
                                                           56       56       56
                                                         ====     ====     ====

47

7.11 Earnings per share

                                                                      Basic    Diluted      Basic     Diluted       Basic   Diluted
                                                                       2003       2003       2002        2002        2001      2001
                                                                   (pound)m   (pound)m   (pound)m    (pound)m    (pound)m  (pound)m
Profit/(loss) for the financial year
  attributable to shareholders                                           15         15       (378)       (378)       (132)     (132)
Discontinued operations                                                  (9)        (9)       186         186         149       149
                                                                    -------    -------    -------     -------     -------    ------
Continuing operations                                                     6          6       (192)       (192)         17        17
Continuing operations exceptional
  items (note 7.7)                                                       89         89        268         268          83        83
                                                                    -------    -------    -------     -------     -------    ------
Continuing operations before
  exceptional items                                                      95         95         76          76         100       100
Continuing operations goodwill
  amortisation                                                           36         36         37          37          34        34
                                                                    -------    -------    -------     -------     -------    ------
Profit for the financial year for
  continuing operations before
  exceptional items and goodwill
  amortisation                                                          131        131        113         113         134       134
                                                                    =======    =======    =======     =======     =======    ======
Weighted average number of
  shares in issue - million                                           2,747      2,747      2,747       2,747       2,560     2,560
Dilution impact of share
  options - million                                                      --         10         --           7          --        13
                                                                    -------    -------    -------     -------     -------    ------
                                                                      2,747      2,757      2,747       2,754       2,560     2,573
                                                                    =======    =======    =======     =======     =======    ======
Earnings/(loss) per ordinary share                                     0.5p       0.5p    (13.8)p     (13.8)p      (5.2)p    (5.2)p

Adjusted earnings per share
Basic earnings/(loss) per share                                        0.5p       0.5p    (13.8)p     (13.8)p      (5.2)p    (5.2)p
Deduct: (Earnings)/loss per
  ordinary share on
  discontinued operations                                            (0.3)p     (0.3)p       6.8p        6.8p        5.9p      5.9p
                                                                    -------    -------    -------     -------     -------    ------
Earnings/(loss) per share on
  continuing operations                                                0.2p       0.2p     (7.0)p      (7.0)p        0.7p      0.7p
Add: Loss per share on
  continuing operations
  exceptional items                                                    3.3p       3.3p       9.8p        9.8p        3.2p      3.2p
                                                                    -------    -------    -------     -------     -------    ------
Earnings per share on
  continuing operations
  before exceptionals                                                  3.5p       3.5p       2.8p        2.8p        3.9p      3.9p
Add: Loss per ordinary share
  on continuing operations
  goodwill amortisation                                                1.3p       1.3p       1.3p        1.3p        1.3p      1.3p
                                                                    -------    -------    -------     -------     -------    ------
Earnings per share for the
  financial year for continuing
  operations before exceptional
  items and goodwill
  amortisation                                                         4.8p       4.8p       4.1p        4.1p        5.2p      5.2p
                                                                    =======    =======    =======     =======     =======    ======

48

7.11 Earnings per share (continued)

An adjusted earnings per share has been disclosed because in the view of the Directors this gives a true reflection of the underlying business.

The options in 2002 and 2001 are antidilutive because they reduce the loss per share. Therefore diluted earnings per share for 2002 and 2001 are the same as basic earnings per share.

7.12 Intangible assets - goodwill

                                                                        (pound)m
Group
Cost
At 1 October 2000                                                            97
Additions                                                                 1,565
Compass demerged business                                                   (36)
                                                                         ------
At 1 October 2001                                                         1,626
Additions                                                                     3
                                                                         ------
At 1 October 2002                                                         1,629
Additions                                                                    --
                                                                         ------
At 30 September 2003                                                      1,629
                                                                         ------
Amortisation
At 1 October 2000                                                             3
Charge for year                                                              34
                                                                         ------
At 1 October 2001                                                            37
Charge for year                                                              37
Provision for impairment                                                    250
                                                                         ------
At 1 October 2002                                                           324
Charge for year                                                              36
                                                                         ------
At 30 September 2003                                                        360
                                                                         ------
Net book value
At 30 September 2003                                                      1,269
                                                                         ======
At 30 September 2002                                                      1,305
                                                                         ======
At 30 September 2001                                                      1,589
                                                                         ======

The acquired goodwill relating to the digital broadcasting business, originally amounting to £1,145 million and currently with a carrying value of £895 million, is considered by the Directors to have an indefinite useful life. This is because of the durability and long term profitability of the broadcasting business, the strength of the underlying brand and the high barriers to entry in the broadcasting part of the business. If such goodwill had been amortised over a 20 year useful life (in line with the rebuttable presumption in FRS 10) operating profit before exceptional items for the year ended 30 September 2003 would have decreased by £50 million (2002: £57 million; 2001: £57 million) and capitalised goodwill at 30 September 2003 would have been £50 million (2002: £nil; 2001: £57 million) lower than reported.

As required by FRS 10 “Goodwill and Intangible Assets” a formal impairment review was carried out at 30 September 2002 in relation to the digital goodwill and an impairment of £250 million was recorded. A formal impairment review has been carried out at 30 September 2003 in relation to the remaining net value of the digital goodwill and no further charge was considered necessary.

49

7.13 Tangible assets

                                                        Leasehold land            Vehicles, equipment
                                       Freehold          and buildings                and fittings
                                       land and      ----------------------      ----------------------        Rental
                                      buildings          Long         Short         Owned        Leased        assets         Total
                                       (pound)m      (pound)m      (pound)m      (pound)m      (pound)m      (pound)m      (pound)m
Group
Cost or valuation
At 1 October 2000                         2,051         1,011           553         1,319            42            43         5,019
Currency adjustments                         --            --            --            (1)           --            --            (1)
Additions                                    --            --            --            95            --            12           107
Businesses acquired                           9             5            --            17             1            --            32
Businesses demerged                      (1,998)         (899)         (545)       (1,083)           --            --        (4,525)
Disposals                                    --           (60)           --           (18)           (2)          (11)          (91)
Transfers                                    (1)           --            --             1            --            --            --
                                         ------        ------        ------        ------        ------        ------        ------
At 1 October 2001                            61            57             8           330            41            44           541
Additions                                     1            --            --            17            --             7            25
Disposals                                    --            --            --            (8)           --            (5)          (13)
Transfers                                    --            --            (1)           (6)            7            --            --
                                         ------        ------        ------        ------        ------        ------        ------
At 1 October 2002                            62            57             7           333            48            46           553
Additions                                     2            --             1            14            --             1            18
Disposals                                    (2)           --            --           (11)           --           (28)          (41)
                                         ------        ------        ------        ------        ------        ------        ------
At 30 September 2003                         62            57             8           336            48            19           530
                                         ------        ------        ------        ------        ------        ------        ------
Depreciation
At 1 October 2000                            12            11            36           425            41            21           546
Currency adjustments                         --            --            --            (1)           --            --            (1)
Charge for period                             4             2             6            58            --             5            75
Businesses demerged                         (11)           (2)          (39)         (253)           --            --          (305)
Disposals                                    --            (5)           --           (15)           (2)           (4)          (26)
                                         ------        ------        ------        ------        ------        ------        ------
At 1 October 2001                             5             6             3           214            39            22           289
Charge for period                             1             1             1            28            --             5            36
Disposals                                    --            --            --            (4)           --            --            (4)
Transfers                                    --            --            --            (6)            6            --            --
                                         ------        ------        ------        ------        ------        ------        ------
At 1 October 2002                             6             7             4           232            45            27           321
Charge for period                             1             1             1            26             1             4            34
Disposals                                    (1)           --            --            (8)           --           (15)          (24)
                                         ------        ------        ------        ------        ------        ------        ------
At 30 September 2003                          6             8             5           250            46            16           331
                                         ------        ------        ------        ------        ------        ------        ------
Net book value
At 30 September 2003                         56            49             3            86             2             3           199
                                         ======        ======        ======        ======        ======        ======        ======
At 30 September 2002                         56            50             3           101             3            19           232
                                         ======        ======        ======        ======        ======        ======        ======
At 30 September 2001                         56            51             5           116             2            22           252
                                         ======        ======        ======        ======        ======        ======        ======

a	In accordance with FRS 15 “Tangible Fixed Assets”, the Group has adopted a policy which will not involve the periodic revaluation of its properties. The carrying value will continue to reflect the amounts arising from the previous valuation.

50

7.13 Tangible assets (continued)

b	Operational properties comprising freeholds, long and short leaseholds were externally valued at 2 October 1993 and the Directors have incorporated those valuations into the accounts. All such properties, with the exception of Granada Television’s studios and its specialist buildings, were valued on an open market for existing use basis. The studios and other specialist buildings were valued on a depreciated replacement cost basis. The valuations were carried out by Messrs Dunlop Heywood and GVA Grimley International Property Advisors.

c	On a historical cost basis revalued assets would have been included at the following amount at 30 September:

                                   2003        2003       2003        2002        2002       2002        2001      2001        2001
                                               Long                               Long                             Long
                               Freehold   leasehold               Freehold   leasehold               Freehold leasehold
                               land and    land and               land and    land and               land and  land and
                              buildings   buildings      Total   buildings   buildings      Total   buildings  buildings      Total
                               (pound)m    (pound)m   (pound)m    (pound)m    (pound)m   (pound)m    (pound)m   (pound)m   (pound)m
Valuation                            40           7         47          40           7         47          40          7         47
Accumulated depreciation             (2)         --         (2)         (1)         --         (1)         --         --         --
                                 ------      ------     ------      ------      ------     ------      ------     ------     ------
Net book value as revalued           38           7         45          39           7         46          40          7         47
                                 ======      ======     ======      ======      ======     ======      ======     ======     ======
Cost                                  7          --          7           7          --          7           4          1          5
Accumulated depreciation             (1)         --         (1)         (1)         --         (1)         --         --         --
                                 ------      ------     ------      ------      ------     ------      ------     ------     ------
Net book value on a historic
  cost basis                          6          --          6           6          --          6           4          1          5
                                 ======      ======     ======      ======      ======     ======      ======     ======     ======

d	No deferred tax has been provided on the revaluation of fixed assets as it is not the intention to dispose of the related properties.

51

7.14 Investments

                                                                                             Investment
                                           Joint   Associated         Trade        Listed        in own
                                        ventures undertakings   investments   investments        shares         Total
                                        (pound)m     (pound)m      (pound)m      (pound)m      (pound)m      (pound)m

At 1 October 2000                            (7)           38            34           182            70           317
Additions                                   244            55            --            27            43           369
Acquisitions                                 --             2            --            15            --            17
Disposals                                    --            --            --           (17)          (31)          (48)
Amounts written off online and
  other investments                         (20)          (30)           --           (15)           --           (65)
Share of attributable
  (losses)/profits                         (207)          (30)           --            --            --          (237)
Profit and loss charge                       --            --            --            --            (8)           (8)
Transfer to tax creditor                    (51)           --            --            --            --           (51)
Transfers                                    --            --            --            30           (30)           --
Other movements                             (31)           --           (10)           (4)           (5)          (50)
                                           ----          ----          ----          ----          ----          ----
At 1 October 2001                           (72)           35            24           218            39           244
Additions                                    78            30            --            --            --           108
Disposals                                    --            --            --            (6)           --            (6)
Share of attributable
  (losses)/profits                         (127)          (19)           --            --            --          (146)
Profit and loss charge                       --            --            --            --            (7)           (7)
Amounts written off                         (29)           (4)           --            --            --           (33)
Other                                        (4)          (12)           (1)           (4)           --           (21)
                                           ----          ----          ----          ----          ----          ----
At 1 October 2002                          (154)           30            23           208            32           139
Additions                                     1             4            --            --             7            12
Disposals                                    --            (5)           --            --            --            (5)
Share of attributable
  (losses)/profits                          (16)            1            --            --            --           (15)
Profit and loss charge                       --            --            --            --            (7)           (7)
Amounts written off (note 7.7)               --            --            --           (75)           --           (75)
Box Clever write-back (note 7.7)            184            --            --            --            --           184
Other                                        (5)           --            (4)           11            --             2
                                           ----          ----          ----          ----          ----          ----
At 30 September 2003                         10            30            19           144            32           235
                                           ====          ====          ====          ====          ====          ====

                                                          2003    2002     2001
                                                      (pound)m (pound)m (pound)m
Analysed as:
  Fixed asset investments                                  235     307      384
  Interest in net liabilities of joint ventures             --    (168)    (140)
                                                        ------  ------   ------
                                                           235     139      244
                                                        ======  ======   ======
Unlisted:
  Joint Ventures                                            10    (154)     (72)
  Associated undertakings                                   30      30       35
  Trade investments                                         19      23       24
Investments listed on London Stock Exchange                 53     127      134
Investments listed on other exchanges                       91      81       84
Investment in own shares                                    32      32       39
                                                        ------  ------   ------
Total investments                                          235     139      244
                                                        ------  ------   ------
Market value of listed investments:
Investments listed on London Stock Exchange                 70      52       65
Investments listed on other exchanges                       92      69       83
                                                        ------  ------   ------
                                                           162     121      148
                                                        ======  ======   ======

52

7.14 Investments (continued)

                                                Interest      Interest      Interest      Interest     Interest      Interest
                                                  in net        in net        in net        in net       in net        in net
                                                  assets        assets        assets   liabilities  liabilities   liabilities
                                                    2003          2002          2001          2003         2002          2001
                                                (pound)m      (pound)m      (pound)m      (pound)m     (pound)m      (pound)m
Group share of joint ventures:
  Fixed assets                                        27            29            90            --          297           356
  Current assets                                       1             2           108            --           72            85
                                                  ------        ------        ------        ------       ------        ------
  Share of gross assets                               28            31           198            --          369           441
  Current borrowings                                  (4)           (5)         (422)           --         (481)         (492)
  Other current liabilities                          (21)          (17)         (130)           --         (125)         (158)
                                                  ------        ------        ------        ------       ------        ------
  Share of gross liabilities                         (25)          (22)         (552)           --         (606)         (650)
  Share of net assets/(liabilities)                    3             9          (354)           --         (237)         (209)
  Loan to joint ventures                               7             5           422            --           69            69
                                                  ------        ------        ------        ------       ------        ------
                                                      10            14            68            --         (168)         (140)
                                                  ======        ======        ======        ======       ======        ======

Joint Ventures

                                                          ITV                                     ITV
                                                     Digital/                                Digital/
                            Box                           ITV       Box                           ITV      Box
                         Clever     Other     Total     Sport    Clever     Other     Total     Sport    Clever     Other     Total
                           2003      2003      2003      2002      2002      2002      2002      2001      2001      2001      2001
                       (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Group share of joint
  ventures:
Turnover                    166         2       168        61       211         1       273        88       268         8       364
Loss before tax             (16)       --       (16)      (99)      (27)       (1)     (127)     (165)      (29)      (13)     (207)
Taxation                     --        --        --        --        --        --        --        --        --        --        --
Loss after tax              (16)       --       (16)      (99)      (27)       (1)     (127)     (165)      (29)      (13)     (207)
                         ======    ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
Fixed assets                 --        27        27        --       297        29       326        52       356        38       446
Current assets               --         1         1        --        72         2        74       103        85         5       193
                         ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Share of gross assets        --        28        28        --       369        31       400       155       441        43       639
                         ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Current borrowings           --        (4)       (4)       --      (481)       (5)     (486)     (417)     (492)       (5)     (914)
Other current
  liabilities                --       (21)      (21)       --      (125)      (17)     (142)     (100)     (158)      (30)     (288)
                         ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Share of gross
  liabilities                --       (25)      (25)       --      (606)      (22)     (628)     (517)     (650)      (35)   (1,202)
                         ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Share of net
  assets/(liabilities)       --         3         3        --      (237)        9      (228)     (362)     (209)        8      (563)
Loans to joint
  ventures                   --         7         7        --        69         5        74       417        69         5       491
                         ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
                             --        10        10        --      (168)       14      (154)       55      (140)       13       (72)
                         ======    ======    ======    ======    ======    ======    ======    ======    ======    ======    ======

For a list of investments in which Granada plc holds equity share capital, refer to note 7.32.

7.15 Debtors: amounts falling due within one year

                                                    2003        2002        2001
                                                (pound)m    (pound)m    (pound)m
Trade debtors                                        189         226         242
Other debtors                                          8           5          19
Prepayments and accrued income                        19          33          63
                                                     ---         ---         ---
                                                     216         264         324
                                                     ===         ===         ===

53

7.16 Debtors: amounts falling due after more than one year

                                                       2003      2002      2001
                                                   (pound)m  (pound)m  (pound)m
Trade debtors                                             4         8         4
Prepayments and accrued income                           --        12         1
Deferred taxation (note 7.9)                              5         4        --
                                                      -----     -----     -----
                                                          9        24         5
                                                      =====     =====     =====

7.17 Other creditors: amounts falling due within one year

                                                       2003      2002      2001
                                                   (pound)m  (pound)m  (pound)m
Trade creditors                                         103       106       120
Rentals and other amounts received in advance            --        --         2
Social security                                          22        15        14
Taxation                                                129       116        92
Other creditors                                          42        77       105
Accruals and deferred income                            170       165       170
Proposed dividends                                       56        56        56
                                                      -----     -----     -----
                                                        522       535       559
                                                      =====     =====     =====

7.18 Other creditors: amounts falling due after more than one year

                                                       2003      2002      2001
                                                   (pound)m  (pound)m  (pound)m
Trade creditors                                          28        14        15
Other creditors and amounts received in advance          10        16        17
                                                      -----     -----     -----
                                                         38        30        32
                                                      =====     =====     =====

7.19 Analysis of net funds

                                                                             30
                                                  1 October  Net cash September
                                                       2002      Flow      2003
                                                   (pound)m  (pound)m  (pound)m
Cash at bank and in hand                                 41        68       109
Overdrafts on demand                                     (9)        9        --
                                                      -----     -----     -----
                                                         32        77       109
Bank loans and overdrafts due within one year           (36)       36        --
Finance leases                                          (20)      (36)      (56)
                                                      -----     -----     -----
                                                        (56)       --       (56)
                                                      -----     -----     -----
Liquid investments                                       65        30        95
                                                      -----     -----     -----
Net funds                                                41       107       148
                                                      =====     =====     =====

Included within liquid investments is £56 million (2002: £20 million; 2001: £20 million) the use of which is restricted to meeting finance lease commitments.

54

7.19 Analysis of net funds (continued)

                                                                             30
                                     1 October   Net cash   Non cash  September
                                          2001       Flow  Movements       2002
                                      (pound)m   (pound)m   (pound)m   (pound)m
Cash at bank and in hand                   116        (20)       (55)        41
Overdrafts on demand                       (87)        23         55         (9)
                                        ------     ------     ------     ------
                                            29          3         --         32
Bank loans and overdrafts
  due within one year                      (61)        25         --        (36)
Finance leases                             (20)        --         --        (20)
                                        ------     ------     ------     ------
                                           (81)        25         --        (56)
                                        ------     ------     ------     ------
Liquid investments                          66         (1)        --         65
                                        ------     ------     ------     ------
Net funds                                   14         27         --         41
                                        ======     ======     ======     ======

                                                                             30
                           1 October   Net cash   Currency            September
                                2000       Flow  movements Disposals       2001
                            (pound)m   (pound)m   (pound)m  (pound)m   (pound)m
Cash at bank and in hand         114         --          2        --        116
Overdrafts on demand            (131)         8         --        36        (87)
                              ------     ------     ------    ------     ------
                                 (17)         8          2        36         29
Bank loans and overdrafts
  due within one year           (925)       (60)        10       914        (61)
Bank loans and overdrafts
  due after one year          (1,866)        --         15     1,851         --
Finance leases                   (21)         1         --        --        (20)
                              ------     ------     ------    ------     ------
                              (2,812)       (59)        25     2,765        (81)
                              ------     ------     ------    ------     ------
Liquid investments             2,007     (1,941)        --        --         66
                              ------     ------     ------    ------     ------
Net (debt)/funds                (822)    (1,992)        27     2,801         14
                              ======     ======     ======    ======     ======

Non cash movements represent assets and liabilities in relation to forward exchange contracts which have been offset in accordance with FRS 5.

7.20 Analysis of borrowings

a	Maturity

                                                          2003     2002     2001
                                                      (pound)m (pound)m (pound)m
The maturity of the Group's gross borrowings is
  In one year or less, or on demand                          2       52      148
  In more than one year but not more than two years          1       --       --
  In more than two years but not more than five years        6       --        7
  In more than five years                                   47       13       13
                                                         -----    -----    -----
                                                            56       65      168
                                                         =====    =====    =====

The weighted average number of years to maturity of gross borrowings is nine years (2002: three years; 2001: two years).

b	Available facilities

At 30 September 2003, the Group has available £135 million (2002: £280 million; 2001: £170 million) undrawn committed facilities, and a £23 million (2002: £24 million; 2001: £24 million) undrawn committed overdraft/money market facility. These expire within one year.

55

7.21 Financial instruments

Treasury operation and policy

A central department in London, following policies and procedures laid down by the Board, manages the Group’s treasury operations. The objective is to safeguard the Group’s financial assets and to identify and manage financial risk, including movements in interest and foreign exchange rates. Where deemed appropriate, financial instruments and derivatives will be used to manage these risks. No speculative transactions are undertaken. The treasury department reports regularly to the Audit Committee of the Board.

It is the Group’s policy to establish and retain strong relationships with a number of banks to ensure a balanced spread of risk and to facilitate future funding requirements.

Transactional foreign exchange exposures (trading activities of subsidiaries in currencies other than their functional currencies) are covered in the functional currency at the time of commitment using forward foreign exchange contracts.

It is also the Group’s policy to hedge foreign currency net investments to protect the sterling value of the consolidated balance sheet. Such investments at the year end were the Group’s shareholdings in TV3 in Ireland and in Seven Network and Village Roadshow in Australia.

The disclosures set out below exclude trading-related short term debtors and creditors as permitted under FRS 13 “Derivatives and other Financial Instruments”.

Maturity

All financial liabilities other than finance leases are repayable within one year.

Fair value

The estimated fair value of the Group’s financial instruments is set out below.

                                                                         2003       2003       2002       2002       2001       2001
                                                                         Book       Fair       Book       Fair       Book       Fair
                                                                        value      value      value      value      value      value
                                                                     (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
Financial assets
Fixed asset investments                                                   163        164        231        144        242        172
Cash at bank and in hand and
  short term deposits                                                     204        204        106        106        182        182
Debtors due after more than
  one year                                                                  4          4         20         20          5          5
                                                                       ------     ------     ------     ------     ------     ------
                                                                          371        372        357        270        429        359
                                                                       ======     ======     ======     ======     ======     ======
Financial liabilities
Borrowings due within one year                                              2          2         52         52        148        148
Finance leases due after more
  than one year                                                            54         54         13         13         20         20
Other creditors due after more
  than one year                                                            38         33         30         26         32         26
                                                                       ------     ------     ------     ------     ------     ------
                                                                           94         89         95         91        200        194
                                                                       ======     ======     ======     ======     ======     ======

Other creditors due after more than one year maturing in one to two years are £26 million (2002: £17 million; 2001: £15 million). The remaining other creditors due after more than one year mature between two to five years.

56

7.21 Financial instruments (continued)

Fixed asset investments

Fixed asset investments are detailed in note 7.14. Joint ventures, associated undertakings and investments in own shares have been excluded as required under FRS 13. The fair value is based on year end quoted prices for listed investments and estimates of likely sales proceeds for other investments.

Cash at bank and in hand and short term deposits

The carrying value approximates to fair value because of the short maturity of the instruments.

Debtors due after more than one year

The fair value is based on estimates of likely cash receipts.

Borrowings

The fair value of borrowings due within one year approximates to carrying value because of the short maturity of the instruments.

Other creditors due after more than one year

Fair value is based on the estimated amount which the Group expects to pay.

Currency risk

It is Granada’s policy to hedge trading activities in non-functional currencies into the functional currency at the time of commitment. After taking such hedges into account, Granada had no material financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities in non-functional currencies at 30 September 2003. Gains and losses arising on translation of both borrowings and assets are shown in the statement of total recognised gains and losses.

Interest rate and currency profile of financial instruments at the year end are as follows:

Financial liabilities

                                    Non-                                    Non-                                    Non-
            Floating     Fixed  interest            Floating     Fixed  interest            Floating     Fixed  interest
                rate      rate   bearing     Total      rate      rate   bearing     Total      rate      rate   bearing     Total
                2003      2003      2003      2003      2002      2002      2002      2002      2001      2001      2001      2001
            (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Currency
Sterling          --        56        34        90         9        56        17        82        92         1        52       145
US dollar         --        --         4         4        --        --        13        13        --        --        --        --
Australian
 dollars          --        --        --        --        --        --        --        --        --        55        --        55
               -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
                  --        56        38        94         9        56        30        95        92        56        52       200
               =====     =====     =====     =====     =====     =====     =====     =====     =====     =====     =====     =====

The non-interest bearing financial liabilities have a weighted average term of two years (2002: two years; 2001: two years).

There were no floating rate borrowings at 30 September 2003. For 2002 floating rate borrowings bore interest at approximately 4.5 per cent. (2001: 6.2 per cent.) based on LIBOR, for periods of one day to one year.

Fixed rate financial liabilities have a weighted average interest rate of 5.0% (2002: 5.1%; 2001: 5.1%) and have a weighted average term of nine years (2002: three years; 2001: three years).

57

7.21 Financial instruments (continued)

Financial assets

                                    Non-                                    Non-                                    Non-
            Floating     Fixed  interest            Floating     Fixed  interest            Floating     Fixed  interest
                rate      rate   bearing     Total      rate      rate   bearing     Total      rate      rate   bearing     Total
                2003      2003      2003      2003      2002      2002      2002      2002      2001      2001      2001      2001
            (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Currency
Sterling         120        76       167       363        52        40       251       343       112        75       242       429
Euros              2        --        --         2         3        --        --         3        --        --        --        --
US dollars         5        --        --         5         6        --        --         6        --        --        --        --
Australian
 dollars           1        --        --         1         2        --         3         5        --        --        --        --
               -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
                 128        76       167       371        63        40       254       357       112        75       242       429
               =====     =====     =====     =====     =====     =====     =====     =====     =====     =====     =====     =====

Fixed rate financial assets have a weighted average interest rate of 5.3% (2002: 6.4%; 2001: 6.3%) and have a weighted average term of eleven years (2002: thirteen years; 2001: five years). The cash and short term deposits, where interest bearing, attract interest at floating rates based on LIBID for periods of up to one month. The non-interest bearing financial assets principally comprise investments and the Group does not currently intend to dispose of them.

7.22 Provisions for liabilities and charges

                                                     ITV
                                                 Digital
                                     Deferred        and       Other
                        Box Clever   taxation  ITV Sport  provisions      Total
                          (pound)m   (pound)m   (pound)m    (pound)m   (pound)m
At 1 October 2000               --          8         --           7         15
Provided in the year            --         --         --           7          7
Compass demerged businesses     --         (6)        --          (7)       (13)
                             -----      -----      -----       -----      -----
At 1 October 2001               --          2         --           7          9
Provided in the year            --         --         64          --         64
Utilised in the year            --         (2)       (22)         (3)       (27)
                             -----      -----      -----       -----      -----
At 1 October 2002               --         --         42           4         46
Provided in the year            41         --         --          --         41
Utilised in the year            --         --        (28)         (1)       (29)
                             -----      -----      -----       -----      -----
At 30 September 2003            41         --         14           3         58
                             =====      =====      =====       =====      =====

Provisions principally relate to Box Clever (see note 7.7) and the closure costs of ITV Digital and ITV Sport. £28 million has been paid in the year to 30 September 2003 (2002: £22 million) relating to ITV Digital closure costs and the remainder is expected to be substantially settled in 2004. The timing of costs relating to Box Clever is currently uncertain.

7.23 Called up share capital

                                                                                 Authorised                Issued and fully paid
                                                                         2003       2002       2001       2003       2002       2001
                                                                     (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
Ordinary shares of 10 pence each
Authorised:
3,704,500,020 (2001 and 2002: 3,704,500,020)
  shares                                                                  371        371        371
Issued and fully paid:
2,768,227,570 (2001 and 2002: 2,768,221,395)
  shares                                                                                                   277        277        277
                                                                        -----      -----      -----      -----      -----      -----
At 30 September                                                           371        371        371        277        277        277
                                                                        =====      =====      =====      =====      =====      =====

58

7.23 Called up share capital (continued)

There were 49,998 authorised but unissued preference shares of £1 each at 30 September 2003, 30 September 2002 and 30 September 2001.

a	During 2003, 6,175 Granada ordinary shares were issued on exercise of share options for £4,199. During 2002 no shares were issued. In 2001 the Company received £62 million of cash consideration for the issue of 18 million ordinary 10 pence shares (nominal value £2 million) on exercise of share options. In the same period the Company issued 2,196 million ordinary 10 pence shares (nominal value £220 million) on its merger with Compass and 554 million ordinary 10 pence shares (nominal value £55 million) on the mandatory exchange of Granada Media plc shares.

b	At 30 September 2003 options over Granada plc ordinary shares granted to executive directors, executives and staff were outstanding:

                                                          Exercise     Number of
                                                             price       Granada
                                         Exercise period   (pence)       shares*
Option scheme
Granada Media schemes:*
  Executive Option Scheme      July 2003 - December 2010   226-279    17,385,360
  Contractors Option Scheme    July 2003 - December 2010   226-279       151,596
  Commitment Scheme                July 2002 - July 2010       279     8,388,168
  Savings-Related Share
    Option Scheme            February 2004 - August 2006       166     1,282,388

Granada schemes:
  Executive Option Scheme          July 2004 - July 2013    80-149    27,134,717
  Savings-Related Share
    Option Scheme                March 2005 - March 2010    68-116    12,854,930
  Commitment Scheme            August 2005 - August 2010    104.75    12,747,510
*	On exercise of options under the Granada Media schemes, participants will receive Granada Media plc shares which will be converted immediately on the basis of 1.8455 Granada ordinary shares for every Granada Media plc share held. The figures disclosed above represent the equivalent exercise price and number of Granada ordinary shares where relevant.

Employees’ benefit trusts

The Group has investments in own shares as a result of shares purchased by certain employee benefit trusts.

Granada has two discretionary trusts which were funded by loans from Granada Media plc to acquire shares in Granada plc and Granada Media plc (now converted to Granada plc shares). At 30 September the trusts held the following shares:

                                 2003         2003         2002         2002         2001         2001
                               Shares       Market       Shares       Market       Shares       Market
                              numbers        value      numbers        value      numbers        value
                                          (pound)m                  (pound)m                  (pound)m
Granada Media Employees'
  Benefit Trust             7,435,012            7   13,128,730            9   14,352,747           13
Granada Employees'
  Benefit Trust            15,751,864           15    5,035,939            3    7,117,084            7

The nominal value of own shares held is £2.3 million (2002: £1.8 million; 2001: £2.1 million).

The shares will be held in trust until such time as they may be transferred to participants of the Granada Media Commitment Scheme, the Granada plc Deferred Share Award Plan and the Granada Commitment Scheme. Rights to dividends have been waived by the trusts in respect of shares held which relate to the Commitment Schemes.

59

7.24 Reconciliation of movements in shareholders’ funds

                                                                                                                 Profit
                                          Share       Share Revaluation     Capital      Merger       Other    and loss
                                        capital     premium     reserve     reserve     reserve     reserve     account       Total
                                       (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m
Group
Balance at 1 October 2000                   220          52         272         299       5,984          --       2,905       9,732
Retained loss for period for equity
  shareholders                               --          --          --          --          --          --        (188)       (188)
Shares issued in period                       2          60          --          --          --          --          --          62
Gain on Granada Media IPO                    --          --          --          --          --         987        (987)         --
Bonus issue of shares to effect
  demerger                                  221      13,779          --        (299)     (5,984)         --      (7,717)         --
Capital reduction to effect demerger       (221)    (13,779)       (227)         --          --          --       6,268      (7,959)
Mandatory exchange for Granada
Media shares                                 55          --          --          --          --         404          --         459
Transfers                                    --          --          (3)         --          --          --           3          --
Currency adjustments                         --          --          --          --          --          --         (30)        (30)
                                        -------     -------     -------     -------     -------     -------     -------     -------
Balance at 1 October 2001                   277         112          42          --          --       1,391         254       2,076
Retained loss for period for equity
  shareholders                               --          --          --          --          --          --        (434)       (434)
Transfers                                    --          --          (2)         --          --        (312)        314          --
Currency adjustments                         --          --          --          --          --          --          (1)         (1)
                                        -------     -------     -------     -------     -------     -------     -------     -------
Balance at 1 October 2002                   277         112          40          --          --       1,079         133       1,641
Retained loss for period for equity
  shareholders                               --          --          --          --          --          --         (41)        (41)
Transfers                                    --          --          (1)         --          --          --           1          --
Box Clever write back of goodwill            --          --          --          --          --          --         124         124
Currency adjustments                         --          --          --          --          --          --          (1)         (1)
                                        -------     -------     -------     -------     -------     -------     -------     -------
At 30 September 2003                        277         112          39          --          --       1,079         216       1,723
                                        =======     =======     =======     =======     =======     =======     =======     =======

The cumulative amount of any goodwill written off resulting from acquisitions made in earlier financial years net of any goodwill attributable to subsidiary undertakings or businesses subsequently disposed of is £1,248 million (2002: £1,372 million; 2001: £1,372 million).

The £312 million transfer from other reserves to the profit and loss account represents the excess of the value of the IPO share issue in 2000 over the fair value of the consideration given in respect of the IPO shares at mandatory exchange in 2001. Previously this had been dealt with in other reserves, but as it represents a realised gain, it has been transferred to the profit and loss account.

60

7.25 Acquisition and disposals of businesses

Summary of the effect of the acquisition of new businesses

                                    Other       Other       United        Total
                                     2002        2001         2001         2001
                                 (pound)m    (pound)m     (pound)m     (pound)m
Net assets acquired:
Fixed assets                           --           7           25           32
Investments and associates             --          --           17           17
Investment held for resale             --          --          355          355
Stocks                                 --          --          108          108
Debtors                                --           6          107          113
Creditors                              --          (3)        (182)        (185)
Provisions                             --          --           (7)          (7)
Goodwill on acquisitions                3          48        1,517        1,565
Minority interest at valuation         --          --         (174)        (174)
                                   ------      ------       ------       ------
                                        3          58        1,766        1,824
                                   ======      ======       ======       ======
Discharged by:
Gross cash consideration                3          58        1,758        1,816
Net overdraft acquired                 --          --            8            8
                                   ------      ------       ------       ------
                                        3          58        1,766        1,824
                                   ======      ======       ======       ======

In 2003 there were no acquisitions.

In 2002 the Group acquired Leckie and Leckie Limited and The Skills Factory Limited for a consideration of £3 million. On acquisition the Group acquired net assets of £nil (book value and fair value) resulting in £3 million being recognised as goodwill.

The most material acquisition in the year ended 30 September 2001 was the acquisition of television assets from United News and Media plc. Granada took effective control of the United television assets on 4 October 2000. Consideration for the acquisition comprised an amount of £500 million paid on 4 October 2000 reflecting settlement of intercompany debt owed by the acquired United businesses to United News and Media plc and a further £1,250 million in cash which was paid to United News and Media plc on 19 December 2000. On 24 October 2000 Granada sold the broadcasting interests of HTV Group Limited (“HTV”) acquired as part of the United purchase to Carlton Communications Plc (“Carlton”). Consideration receivable from Carlton in respect of this disposal was £181 million in cash together with Carlton’s 20 per cent. interest in Meridian Broadcasting Limited (“Meridian”) which had not been wholly owned by United News and Media plc. In addition in May 2001 Granada paid a net sum of £8 million in cash for the acquisition of the 50 per cent. interest in International Television Enterprises London Limited (“ITEL”) which had not been wholly owned by United News and Media plc.

The last audited accounts prepared in respect of the United television assets prior to their acquisition by Granada was for the year ended 31 December 1999. The aggregate amount of capital and reserves of the United television assets as at 31 December 1999 was £157 million and the turnover and profit before tax for the year then ended were £562 million and £30 million respectively. Operating profit, taxation and minority interests for the year ended 31 December 1999 were £39 million, £7 million and £7 million respectively. The unaudited management accounts for the United television assets for the period from 1 January 2000 to the date of the acquisition by Granada show turnover of £424 million and operating profit of £62 million.

61

7.25 Acquisition and disposals of businesses (continued)

The following adjustments were made to the United News and Media plc television assets in order to reflect the fair values of the acquired net assets at the date Granada assumed effective control after taking account of the disposal of HTV and the acquisition of the Meridian minority stake from Carlton Communications Plc.

                                                                 Book value                  Accounting
                                                                     before                      policy         Other    Fair value
                                                                acquisition  Revaluations     alignment   adjustments    to Granada
                                                                   (pound)m      (pound)m      (pound)m      (pound)m      (pound)m
Tangible fixed assets                                                    25            --            --            --            25
Investment in associates                                                  3            --            (1)           --             2
Other investments                                                        33           (18)           --            --            15
Stocks                                                                  153           (16)          (29)           --           108
Debtors                                                                 108            (1)           --            --           107
Overdraft                                                                (8)           --            --            --            (8)
Creditors                                                              (182)           --            --            --          (182)
Provisions                                                               --            --            --            (7)           (7)
                                                                     ------        ------        ------        ------        ------
Net assets excluding HTV                                                132           (35)          (30)           (7)           60
HTV - investment held for resale                                         48           307            --            --           355
                                                                     ------        ------        ------        ------        ------
Total net assets acquired                                               180           272           (30)           (7)          415
                                                                     ======        ======        ======        ======        ======

Goodwill arising on the acquisition was as follows:

                                                                        (pound)m
Net present value of consideration payable to
  United News and Media plc                                               1,735
Consideration for acquisition of 50 per cent. interest in ITEL                8
Acquisition costs                                                            15
                                                                         ------
Gross consideration before HTV disposal                                   1,758
Cash consideration receivable from Carlton on sale of HTV                  (181)
                                                                         ------
Net consideration for acquisition after HTV disposal                      1,577
Net assets at fair value excluding HTV                                       60
                                                                         ------
Goodwill                                                                  1,517
                                                                         ======

The principal fair value adjustments were:

Stock: written down to net realisable value and library stocks were written off in line with Granada accounting policy.

Investments: fixed asset investments were written down to market value at the date of acquisition, the current asset investment held for resale was revalued to the sale value so as to record the subsequent disposal at £nil gain/£nil loss.

Other: provisions were established in relation to onerous contracts.

62

7.25 Acquisition and disposals of businesses (continued)

Summary of the effect of disposals of businesses

                                                        2003               2001
                                                    (pound)m           (pound)m
Net assets disposed:
  Fixed assets - intangible                               --                 36
  Fixed assets - tangible                                 13              4,220
  Investments                                             --              6,069
  Stocks                                                   1                 80
  Debtors                                                  3                894
  Cash                                                     3                 --
  Creditors                                               (6)              (456)
  Provisions                                              --                (13)
  Net borrowings                                          (2)            (2,801)
  Corporation tax                                         --                (61)
  Minority interests                                       _                 (9)
                                                      ------             ------
                                                          12              7,959
                                                      ======             ======

Represented by:
  Cash                                                    12                 --
  Demerged reserves                                       --              7,959
                                                      ------             ------
                                                          12              7,959
                                                      ======             ======

During 2003 the Interactive operations of Granada Business Technology Limited were disposed of for £12 million. The net assets associated with this disposal were £12 million.

The disposal occurred following the demerger of the Compass hospitality business in February 2001.

7.26 Contingent liabilities

a	There are contingent liabilities in respect of litigation and guarantees and in respect of warranties given in connection with disposals of businesses and in respect of trading and other obligations of certain subsidiaries.

b	Granada has entered into a contract with Arsenal Holdings plc (“Arsenal”) under which Granada has agreed to acquire, for £30 million, 4.99% of the enlarged ordinary share capital of Arsenal, together with certain commercial rights, conditional upon finalisation of arrangements, including planning permission for a new Arsenal stadium being granted, and appropriate funding for the stadium development being put into place.

c	The liquidators of ONdigital 1998 plc (in liquidation) formerly ITV Digital plc (“ITV Digital”) and ONdigital 1998 (Services) Ltd formerly ITV Digital (Services) Ltd (“Services”) are investigating various matters including whether there are any grounds for bringing actions against certain parties, including Granada, Carlton and the former directors of ITV Digital and Services. To date, no formal proceedings have been initiated by the liquidators although the liquidators have indicated that they may commence proceedings in relation to a transaction involving Granada, Carlton and ITV Digital which they allege to have been carried out at an undervalue. On the basis of legal advice taken by Granada and Carlton, the Directors believe that there would be a strong defence against any such proceedings. Granada and Carlton have indemnified certain former directors of ITV Digital in respect of costs and liabilities arising as a result of investigations into the insolvency of ITV Digital. In the event that formal proceedings were initiated by the liquidators in this regard, on the basis of legal advice the Directors believe that the former directors of ITV Digital would have a strong case for defending any such proceedings.

In the opinion of the Directors, adequate allowance has been made in respect of these matters.

63

7.27 Lease commitments

At 30 September 2003 the Group’s operating lease commitments for the 12 months to 30 September 2004 are £12 million (2002: £13 million; 2001: £10 million), analysed by expiry date as follows:

                                       Other                               Other                               Other
                        Land and   operating                Land and   operating                Land and   operating
                       Buildings      leases       Total   Buildings      leases       Total   Buildings      leases       Total
                            2003        2003        2003        2002        2002        2002        2001        2001        2001
                        (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m
Within one year                1          --           1           2          --           2           1          --           1
Between two and
  five years                   3           1           4           1           1           2           2           1           3
More than five years           7          --           7           9          --           9           6          --           6
                           -----       -----       -----       -----       -----       -----       -----       -----       -----
                              11           1          12          12           1          13           9           1          10
                           =====       =====       =====       =====       =====       =====       =====       =====       =====

The Group’s net obligations under finance leases at 30 September 2003, are £56 million (2002: £20 million; 2001: £20 million) analysed by payment date as follows:

                                                        2003      2002      2001
                                                    (pound)m  (pound)m  (pound)m
Within one year                                            2         7        --
Between two and five years                                 7        --         7
More than five years                                      47        13        13
                                                       -----     -----     -----
                                                          56        20        20
                                                       =====     =====     =====

7.28 Capital and other commitments

                                                        2003      2002      2001
                                                    (pound)m  (pound)m  (pound)m
Contracted but not provided for:
  Rental equipment                                        --         4         1
                                                       -----     -----     -----
                                                          --         4         1
                                                       =====     =====     =====
Share of capital commitments of
  joint ventures:
  Other                                                   --        --         4
                                                       =====     =====     =====

There are commitments in respect of forward foreign exchange contracts entered into in the ordinary course of business.

7.29 Accounting for mandatory exchange transaction in 2001

On 1 February 2001 Granada plc issued shares to the 20% minority interest shareholders in Granada Media plc in exchange for that interest. Under the terms of the original issue of Granada Media shares to the minority, this transaction was required by the articles of association of Granada Media plc once the demerger of the Group’s hospitality business to Compass Group plc took place.

Under FRS 2, “Accounting for Subsidiary Undertakings”, in the event of an increase in a Group’s interest in a subsidiary, the identifiable assets and liabilities of the subsidiary should be revalued to fair value and goodwill arising on the increase should be calculated as the difference between the fair value of the consideration given (the shares in Granada plc) and the relevant proportion of the fair value of the net assets of the subsidiary (Granada Media plc). In the opinion of the directors such a treatment would fail to give a true and fair view, as the substance of the transaction was not an acquisition of the minority interest, but a reorganisation of the interests in the underlying businesses of the Group such that all external shareholdings were held through Granada plc: no shareholder’s interest in the Group has been affected by the exchange and accordingly it would be inappropriate to record goodwill on the transaction or to show its net effect as ultimately being other than equivalent to a share issue by Granada plc.

Instead, the overall effect of the approach taken to accounting for these transactions was that the difference between the proceeds of original issue of the minority shares and the book value of the net assets attributable to the minority at 1 February 2001 was included as a gain in shareholders’ funds.

64

7.29 Accounting for mandatory exchange transaction in 2001 (continued)

The effect of the departure from standard accounting practice on the Group’s results for the years ended 30 September 2003, 2002 and 2001 and its balance sheets at those dates cannot reasonably be quantified, and the directors believe that it is of no relevance to shareholders in the circumstances described above. The fair value of the consideration given, based on the closing share price of Granada plc on 31 January 2001, amounted to £1,154 million which, under FRS 2, would have been allocated between the fair values of the share of separable net assets and of goodwill acquired. In the opinion of the directors the expense and delay required to evaluate the fair values of the assets and liabilities of Granada Media plc at exchange was completely out of proportion to any value that shareholders might have derived from the information.

7.30 Related party transactions

Transactions with associated undertakings and joint ventures:

                                                     2003       2002       2001
                                                 (pound)m   (pound)m   (pound)m
For the year ended 30 September
Sales to joint ventures                                 1         18         28
Sales to associated undertakings                       31         50         29
Purchase from joint ventures                           --         --          5
Purchase from associated undertakings                  28         26         27
                                                    =====      =====      =====
At 30 September
Amounts owed by joint ventures                          7         74        491
Amounts owed by associated undertakings                 4          8          8
Amounts owed to joint ventures
  and associated undertakings                           1         --         --
                                                    =====      =====      =====

All transactions with associated undertakings and joint ventures arise in the normal course of business.

7.31 Post balance sheet events

On 16 October 2002 the boards of Granada and Carlton announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State referred the proposed merger to the Competition Commission on 11 March 2003 and on 7 October 2003 announced that she had decided to clear the merger, subject to appropriate undertakings being given by Granada and Carlton. Granada and Carlton announced on 14 November 2003 that the terms of these undertakings had been agreed and duly accepted by the Secretary of State.

65

7.32 Principal subsidiary undertakings and investments

Principal subsidiary undertakings

The principal subsidiary undertakings of the Company at 30 September 2003, 2002 and 2001, all of which are wholly owned (directly or indirectly) and incorporated and registered in England and Wales except where stated, are:

Name                                            Principal activity
Granada Group PLC                               Holding company
Granada Media plc                               Holding company
Granada Media Group Ltd                         Holding company
Granada Television Ltd                          Production and broadcast of television programmes
LWT (Holdings) Ltd                              Holding company
London Weekend Television Ltd                   Production and broadcast of television programmes
Yorkshire Tyne-Tees Television Holdings Ltd     Holding company
Yorkshire Television Ltd                        Production and broadcast of television programmes
South Bank Television Holdings Ltd              Holding company
Tyne-Tees Television Holdings Ltd               Holding company
Tyne-Tees Television Ltd                        Production and broadcast of television programmes
Castlefield Properties Ltd                      Holding of property for rental
Granada Learning Ltd                            Supplier of educational media
Letts Educational Ltd                           Publication and distribution of educational books and  materials
Granada Media Australia Pty Ltd*                Production of television programmes
Granada Productions Pty Ltd*                    Production of television programmes
3sixtymedia Ltd**                               Supplier of facilities for television productions
Anglia Television Ltd                           Production and broadcast of television programmes
Meridian Broadcasting Ltd***                    Production and broadcast of television programmes
Survival Anglia Ltd                             Production of natural history and other television programmes
Border Television Ltd                           Production and broadcast of television programmes
Granada Business Technology Ltd (i)             Rental and retail of televisions, videos and system
                                                installations into business premises
Granada A V Solutions Ltd (ii)                  Rental and retail of televisions, videos and system
                                                installations into business premises
*	Incorporated and registered in Australia
**	80% owned
***	99.92% owned
(i)	2001 & 2002 only
(ii)	2003 only

66

7.32 Principal subsidiary undertakings and investments (continued)

Principal joint ventures, associated undertakings and investments

                                                          2003         2002         2001
                                                   Interest in  Interest in  Interest in
                                                      ordinary     ordinary     ordinary
                                                         share        share        share
                                                       capital      capital      capital
Name                                    Note                 %            %            %        Principal acitivity

SMG plc**                                  c             16.87        16.87        16.89        Management activities for
                                                                                                holding companies and
                                                                                                television broadcasting in
                                                                                                central and north Scotland
Independent Television News Ltd            a             20.00        20.00        20.00        Supply of news services to
                                                                                                broadcasters in the UK and
                                                                                                elsewhere

ITV Digital Holdings Ltd                   e             50.00        50.00        50.00        Holding company for digital
                                                                                                and terrestrial television
                                                                                                broadcasting

ONdigital 1998 plc (in liquidation)        e             50.00        50.00        50.00        Operation of digital terrestrial
(formerly "ITV Digital plc")                                                                    television multiplexes

ITV Sport Channel Ltd                      b             50.00        50.00        50.00        Development and production
                                                                                                of sports programmes

Granada Sky Broadcasting Ltd+              a             20.00        20.00        20.00        Establishment, operation and
                                                                                                marketing of pay-TV channels

MUTV Ltd                                   a             33.00        33.00        33.00        Operation of the MUTV
                                                                                                television channel dedicated
                                                                                                to Manchester United Football
                                                                                                Club and its activities

The Liverpool Football Club and            c              9.99         9.99         9.99        Management of the football
Athletic Grounds Plc                                                                            and related interests of
                                                                                                Liverpool Football Club

Carlton & Granada Internet Ltd             b                --           --        50.00        Joint venture company holding
                                                                                                50% of the Ask Jeeves (UK)
                                                                                                Partnership

GMTV Ltd++                                 a             20.00        20.00        20.00        Production and broadcast of
                                                                                                breakfast time television under
                                                                                                national Channel 3 licence

London News Network Ltd                    a             50.00        50.00        50.00        Production of regional news
                                                                                                and weather programmes,
                                                                                                operating a television studio
                                                                                                and transmission facility and
                                                                                                transmitting national and
                                                                                                regional programmes

ITV2 Ltd                                   a             55.90        55.90        55.20        Operation of the ITV2 channel

Red Heart Productions Pty. Ltd*            b                --        50.00        50.00        Programme production for
                                                                                                Australian television

Seven Network Ltd*                         c             10.31        10.03        10.40        Holder of Australian free to air
                                                                                                broadcast licence

Box Clever Technology Ltd                  d             50.00        50.00        50.00        Electrical rental and retail
                                                                                                chain

Village Roadshow Ltd*                      c             18.02        17.94        17.94        Cinema exhibition, radio, film
                                                                                                production and theme park
                                                                                                operation in Australia

Liverpoolfc.tv. Ltd                        b             50.00        50.00        50.00        Exploitation of new media and
                                                                                                other commercial opportunities

67

7.32 Principal subsidiary undertakings and investments (continued)

                                                          2003         2002         2001
                                                   Interest in  Interest in  Interest in
                                                      ordinary     ordinary     ordinary
                                                         share        share        share
                                                       capital      capital      capital
Name                                    Note                 %            %            %        Principal acitivity

Ask Jeeves (UK) Partnership                a                --           --        25.00        Web search engine

Arsenal Holdings plc                       c              4.99         4.99         4.99        Management of the football
                                                                                                and related interests of Arsenal
                                                                                                Football Club

Arsenal Broadband Ltd                      b             50.00        50.00        50.00        Exploitation of new media and
                                                                                                other commercial opportunities

Digital Wellbeing Ltd                      a                --        40.00        40.00        Health and beauty e-commerce
                                                                                                operation

TV3 Television Network Ltd***              a             45.00        45.00        45.00        Operation of the TV3 channel

ITV Network Ltd +++                        c             51.90        53.20        51.63        Scheduling and
                                                                                                commissioning television
                                                                                                programmes

ITV News Channel Ltd                       a             32.50        32.50           --        24 hour satellite news channel
*	Incorporated and registered in Australia
**	Incorporated and registered in Scotland
***	Incorporated and registered in Ireland
†	50.5% economic interest
††	25% economic interest
†††	Interest in company limited by guarantee
a	Associated undertaking
b	Joint Venture
c	Trade Investment
d	Joint venture 2001 and 2002. Trade Investment in 2003 (see note 7.7)
e	ITV Digital Holdings Limited owns 100 per cent. of the share capital of ONdigital 1998 plc (in liquidation), which ceased to trade in May 2002.

KPMG Audit Plc, London, has been auditor of the Group throughout this period.

Yours faithfully

KPMG Audit Plc

68

PART 4 — FINANCIAL INFORMATION RELATING TO THE CARLTON GROUP

The definitions in Part 12 of this document do not apply in this Part 4 and references in this Part 4 to the directors should be taken to mean the Carlton directors, unless otherwise indicated below.

PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

The Directors ITV plc The London Television Centre Upper Ground London SE1 9LT

Lazard & Co., Limited 50 Stratton Street London W1J 8LL

UBS Limited 1 Finsbury Avenue London EC2M 2PP

8 December 2003

Dear Sirs

Carlton Communications Plc

Introduction

We report on the consolidated financial information set out below. This consolidated financial information has been prepared for inclusion in the listing particulars dated 8 December 2003 (“the Listing Particulars”) of ITV plc relating to the introduction to the Official List of ITV plc in connection with the proposed merger of Granada plc (“Granada”) and Carlton Communications Plc (the “Company” and “Carlton”).

The Company and its subsidiary and associated undertakings are referred to as the “Group”.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated financial statements of the Company for the two years ended 30 September 2002 and the audited consolidated non-statutory accounts of the Company for the twelve months ended 30 September 2003, after making such adjustments as we considered necessary. The consolidated financial information is presented under the accounting policies of ITV plc, which differ from the accounting policies applied by the Company in its own financial statements and non-statutory accounts. The effect of the adjustments is set out in Note 38.

Responsibility

Such financial statements and non-statutory accounts are the responsibility of the directors of the Company, who approved their issue.

The directors of ITV plc are responsible for the contents of the Listing Particulars in which this report is included.

69

It is our responsibility to compile the consolidated financial information set out in our report from the financial statements and the non-statutory accounts, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence, in respect of the years ended 30 September 2001 and 2002, included that previously obtained by PricewaterhouseCoopers who audited those financial statements and, in respect of the year ended 30 September 2003, included that previously obtained by PricewaterhouseCoopers LLP relating to the audit of the non-statutory accounts for the twelve months ended 30 September 2003. These financial statements and non-statutory accounts underlie the consolidated financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements and the non-statutory accounts underlying the consolidated financial information and whether the accounting policies of ITV plc are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Group as at the dates stated and of its results, cash flows and total recognised gains and losses for the years then ended.

70

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the year ended 30 September

                                 2003         2003       2003       2002         2002       2002       2001         2001       2001
                                      Discontinued                       Discontinued                       Discontinued
                           Continuing   operations            Continuing   operations            Continuing   operations
                           operations     (note 6)      Total operations     (note 6)      Total operations     (note 6)      Total
                     Notes   (Pound)m     (Pound)m   (Pound)m   (Pound)m     (Pound)m   (Pound)m   (Pound)m     (Pound)m   (Pound)m
Turnover                      1,004.6           --    1,004.6    1,008.7         64.1    1,072.8    1,051.0        651.6    1,702.6
Less share of
  joint ventures                (66.2)          --      (66.2)     (44.1)       (64.1)    (108.2)     (10.9)       (90.2)    (101.1)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
Group turnover           1      938.4           --      938.4      964.6           --      964.6    1,040.1        561.4    1,601.5
Operating costs
  before
  exceptionals                 (878.7)          --     (878.7)    (915.0)          --     (915.0)    (989.2)      (512.2)  (1,501.4)
Exceptional
  operating items        5      (10.1)          --      (10.1)     (45.2)          --      (45.2)     (52.4)        (6.2)     (58.6)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
Total operating
  costs                        (888.8)          --     (888.8)    (960.2)          --     (960.2)  (1,041.6)      (518.4)  (1,560.0)
------------------------------------------------------------------------------------------------------------------------------------
EBITDA*                          86.3           --       86.3       44.0           --       44.0       41.0         66.4      107.4
Depreciation                    (20.7)          --      (20.7)     (23.0)          --      (23.0)     (22.4)       (23.0)     (45.4)
Amortisation                    (16.0)          --      (16.0)     (16.6)          --      (16.6)     (20.1)        (0.4)     (20.5)
------------------------------------------------------------------------------------------------------------------------------------
Group operating
  profit/(loss)        1,2       49.6           --       49.6        4.4           --        4.4       (1.5)        43.0       41.5
Share of operating
  results of
  joint ventures                  7.0           --        7.0       (0.4)       (99.1)     (99.5)       0.4       (175.7)    (175.3)
Joint ventures'
  amortization                   (3.1)          --       (3.1)      (2.1)          --       (2.1)        --           --         --
Share of operating
  results of
  associated
  companies                       0.2           --        0.2       (3.0)        (2.6)      (5.6)      (8.8)        (9.9)     (18.7)
Income from
  fixed asset
  investments                     2.8           --        2.8         --           --         --         --           --         --
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
                                 56.5           --       56.5       (1.1)      (101.7)    (102.8)      (9.9)      (142.6)    (152.5)
Profit/(loss) on
  sale of
  businesses             6         --         11.8       11.8         --         11.8       11.8         --       (227.0)    (227.0)
Loss on sale or
  termination
  of businesses        5,6       (8.6)          --       (8.6)        --        (98.6)     (98.6)        --           --         --
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
Profit/(loss) on
  ordinary
  activities
  before interest                47.9         11.8       59.7       (1.1)      (188.5)    (189.6)      (9.9)      (369.6)    (379.5)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
Amounts written
  off investments    13,17     (285.0)          --     (285.0)      (8.2)          --       (8.2)        --           --         --
Net interest payable     7       (7.6)          --       (7.6)     (12.0)          --      (12.0)     (35.6)          --      (35.6)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
(Loss)/profit on
  ordinary
  activities
  before taxation              (244.7)        11.8     (232.9)     (21.3)      (188.5)    (209.8)     (45.5)      (369.6)    (415.1)
Taxation                 8       14.2          1.1       15.3       (7.7)         8.8        1.1       (2.7)        23.1       20.4
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
(Loss)/profit on
  ordinary
  activities
  after taxation               (230.5)        12.9     (217.6)     (29.0)      (179.7)    (208.7)     (48.2)      (346.5)    (394.7)
Dividends equity
  and non-equity         9      (37.3)          --      (37.3)     (66.0)          --      (66.0)     (66.1)          --      (66.1)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
Retained loss           29     (267.8)        12.9     (254.9)     (95.0)      (179.7)    (274.7)    (114.3)      (346.5)    (460.8)
                               ======      =======    =======    =======      =======    =======    =======      =======    =======
Earnings per
  share (pence)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------
Basic and diluted       10      (35.9)         1.9      (34.0)      (5.9)       (26.8)     (32.7)      (8.8)       (51.7)     (60.5)
                               ------      -------    -------    -------      -------    -------    -------      -------    -------

* Group operating profit before interest, taxation, depreciation and amortisation. Note that goodwill impairment is included within exceptional operating items.

There is no material difference between profits and losses as reported above and historical cost profits and losses.

71

CONSOLIDATED BALANCE SHEET

At 30 September

                                                             2003                    2002                       2001
                                            Notes   (Pound)m    (Pound)m    (Pound)m      (Pound)m     (Pound)m     (Pound)m
Fixed assets
Intangible assets                              11                  229.5                     244.7                     320.2
Tangible assets                                12                   99.6                     110.3                     120.6
Investments in joint ventures:
   Share of gross assets                                45.7                    46.3                      174.7
   Share of gross liabilities                          (46.8)                  (43.9)                    (534.4)
   Loans to joint ventures                              29.4                    18.9                      418.4
   Goodwill                                             54.0                    58.2                       36.6
                                                     -------                   -----                     ------
                                               13       82.3                    79.5                       95.3
Investments in associated undertakings         13        7.3                     6.1                        0.4
Other investments                              13        7.3                   409.9                      429.4
                                                     -------                   -----                     ------
Total fixed asset investments                  13                   96.9                     495.5                     525.1
                                                                --------                  --------                   -------
                                                                   426.0                     850.5                     965.9
Current assets
Stocks                                         14        4.7                     6.3                        7.1
Programme and film rights                      15      168.1                   163.6                      175.0
Debtors: amounts falling due
   within one year                             16      174.0                   171.0                      196.7
Debtors: amounts falling due after
   more than one year                          16       15.2                    17.6                       19.9
Investments                                    17      168.3                    40.6                      214.8
Cash and other liquid funds                    18      509.6                   552.9                      256.5
                                                     -------                   -----                     ------
                                                     1,039.9                   952.0                      870.0
Creditors: amounts falling due
   within one year                             19     (325.8)                 (401.6)                    (486.9)
                                                     -------                   -----                     ------
Net current assets                                                 714.1                     550.4                     383.1
                                                                --------                  --------                   -------
Total assets less current liabilities                            1,140.1                   1,400.9                   1,349.0
                                                                --------                  --------                   -------
Creditors: amounts falling
   due after more than one
   year
Loans                                          21     (903.2)                 (854.8)                    (559.0)
Convertible debt                               22      (86.5)                  (91.3)                     (97.8)
Financial lease creditors                      23      (27.9)                  (31.7)                     (28.9)
Other creditors                                        (15.8)                  (30.5)                     (33.3)
                                                     -------                   -----                     ------
                                                                (1,033.4)                 (1,008.3)                   (719.0)
Provisions for liabilities and charges         25                  (14.3)                    (46.7)                     (1.2)
                                                                --------                  --------                   -------
Net assets                                                          92.4                     345.9                     628.8
                                                                ========                  ========                   =======
Capital and reserves
Called up share capital                        26                   41.8                      41.8                      41.8
Share premium account                          28                  151.4                     151.4                     150.7
Other reserves                                 28                   16.9                      17.1                      21.6
Profit and loss account                        29                 (117.7)                    135.6                     414.7
                                                                --------                  --------                   -------
Shareholders'funds                                                  92.4                     345.9                     628.8
                                                                ========                  ========                   =======
Attributable to: Equity shareholders'
   funds (before goodwill)                                         862.4                   1,119.9                   1,402.8
Cumulative goodwill written off
   directly to reserves                                           (933.5)                   (937.6)                   (937.6)
                                                                --------                  --------                   -------
Equity shareholders'funds                                          (71.1)                    182.3                     465.2
Non-equity shareholders'funds                  26                  163.5                     163.6                     163.6
                                                                --------                  --------                   -------
Total shareholders'funds                                            92.4                     345.9                     628.8
                                                                ========                  ========                   =======

72

CONSOLIDATED STATEMENT OF CASHFLOWS

For the year ended 30 September

                                                                            2003           2002             2001
                                                               Notes     (Pound)m       (Pound)m         (Pound)m
Cash inflow from operating activities                          30(a)         94.8          269.4            103.3
Dividends received from joint ventures and associated
   undertakings                                                               1.4            0.8              1.6
Return on investments and servicing of finance                 30(b)         (3.9)         (28.5)           (43.0)
Taxation                                                                      2.8            4.2              3.1
                                                                           ------         ------           ------
Cash flow after returns on investments, servicing of
   finance and taxation                                                      95.1          245.9             65.0
Capital expenditure and financial investment                   30(c)        (50.9)        (126.2)          (250.4)
Acquisitions and disposals                                     34            (2.5)          (7.8)           273.5
Equity dividends paid                                                       (47.0)         (55.5)           (89.2)
                                                                           ------         ------           ------
Cash (outflow)/inflow before financing                                       (5.3)          56.4             (1.1)
Financing                                                      30(d)        (38.5)         266.3             58.7
                                                                           ------         ------           ------
(Decrease)/increase in cash in the year                                     (43.8)         322.7             57.6
                                                                           ======         ======           ======

Reconciliation of net cash flow to movements                                 2003           2002            2001
   in net debt                                                 Notes     (Pound)m        (Pound)m        (Pound)m
(Decrease)/increase in cash in the year                                     (43.8)         322.7             57.6
Cash outflow/(inflow) from decrease/(increase) in debt                       38.5         (269.6)           (56.6)
                                                                           ------         ------           ------
Change in net debt resulting from cash flows                                 (5.3)          53.1              1.0
Translation difference and non-cash movements                               (42.8)          (6.4)             2.6
                                                                           ------         ------           ------
Movement in net debt in the year                                            (48.1)          46.7              3.6
Opening net debt                                                           (459.9)        (506.6)          (510.2)
                                                                           ------         ------           ------
Closing net debt                                               31          (508.0)        (459.9)          (506.6)
                                                                           ======         ======           ======

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September

                                                                             2003           2002             2001
                                                                         (Pound)m       (Pound)m         (Pound)m
Loss on ordinary activities after taxation                                 (217.6)        (208.7)          (394.7)
Gain on sale of Meridian                                                       --             --              9.2
Exchange differences on foreign currency net investments                      0.4           (7.3)            14.7
                                                                           ------         ------           ------
Total recognised gains and losses in the year                              (217.2)        (216.0)          (370.8)
                                                                           ======         ======           ======

The gain on sale of Meridian in 2001 is shown after a £22.0 million tax charge and goodwill reinstated of £17.1 million.

73

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

For the year ended 30 September

                                                  2003        2002         2001
                                              (Pound)m    (Pound)m     (Pound)m
Loss on ordinary activities after taxation      (217.6)     (208.7)      (394.7)
Ordinary and preference dividends                (37.3)      (66.0)       (66.1)
Exchange differences on foreign currency
   net investments                                 0.4        (7.3)        14.7
New share capital issued                            --         0.7          2.1
Other reserve movements                           (0.2)       (1.6)         9.0
Goodwill reinstated on sale of businesses
   (note 5b)                                       1.2          --        647.3
                                                ------      ------       ------
Net (decrease)/increase in
   shareholders' funds                          (253.5)     (282.9)       212.3
Shareholders' funds at the beginning
   of the year                                   345.9       628.8        416.5
                                                ------      ------       ------
Shareholders' funds at the end of year            92.4       345.9        628.8
                                                ======      ======       ======

74

PRINCIPAL ACCOUNTING POLICIES

1.	BASIS OF PREPARATION

The consolidated financial information has been prepared under the historical cost convention, modified to include the revaluation of certain current asset investments, and in accordance with the applicable financial reporting and accounting standards in the United Kingdom and under the accounting policies of ITV plc. The appropriateness of these accounting policies have been re-assessed as prescribed in FRS18.

2.	BASIS OF CONSOLIDATION

The consolidated financial information presents the financial record of the Group for the three years ended 30 September 2003. The consolidated financial information includes the financial information of the Company, its subsidiary undertakings and the Group’s interests in associated undertakings. The profits and losses of subsidiary undertakings and the Group’s interests in the results of associated undertakings are included from the effective date of acquisition until the effective date of disposal.

3.	GOODWILL

Goodwill on acquisitions arising since 30 September 1998 is capitalised. In accordance with the transitional arrangements under FRS10, goodwill arising on acquisitions up to 30 September 1998 remains in reserves, where it was charged under the Group’s previous accounting policy. Analogue broadcasting goodwill is amortised over 10 years and production goodwill over 20 years. Other goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life of up to 20 years. In respect of digital broadcasting goodwill the presumption of a maximum life of 20 years is rebutted and the goodwill is not amortised. Impairment reviews are carried out at the end of the first full year after acquisition and annually in respect of digital goodwill. Information in relation to reviews performed is shown in note 11.

Where goodwill is not amortised, this is a departure from the specific amortisation requirement of the Companies Act 1985, for the overriding purpose of giving a true and fair view of the Group’s results for the reasons explained in note 11, which also shows the effects of this departure.

4.	INVESTMENTS

Associates and joint ventures are accounted for in the Group’s consolidated financial information under the equity method of accounting, as adjusted, where material to conform to the Group’s accounting policies. Loans to joint ventures are taken into account when calculating the Group’s net interest in joint ventures. An associate is an undertaking in which the Group has a long term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long term interest over which it exercises joint control.

Other fixed asset investments are stated at cost less amounts written off in respect of any permanent diminution in value. Significant estimation techniques have been used in considering the appropriateness of the carrying value of the investment in the shares of Thomson SA (“Thomson”). This investment was re-categorised as a current asset investment on 30 September 2003 (notes 13ii and 17).

Current asset investments are held at the lower of cost or net realisable value, or where appropriate, under the alternative accounting rules, at current cost based on a directors’ valuation.

5.	FOREIGN CURRENCIES

Foreign currency debtors and creditors covered by forward currency contracts are translated at the contract rates of exchange; other foreign currency denominated assets and liabilities are translated at closing rates of exchange. Gains and losses are taken to the profit and loss account, except that exchange differences on foreign currency net borrowings to finance foreign currency net investments are taken to reserves, in accordance with SSAP20.

Trading results of overseas subsidiaries are translated at average rates of exchange. Differences resulting from the re-translation of opening net assets and results for the year at closing rates are taken to reserves.

75

6.	BORROWINGS AND FINANCE LEASE CREDITORS

Borrowings are carried at their nominal value with any premium or discount on issue, any pre-issue hedging costs, and any other associated fees offset against the carrying value of the borrowing. Such costs are written off to the profit and loss account over the life of the borrowing if it is dated.

Finance leases are those which transfer substantially all the risks and rewards of ownership to the lessee. Assets held under such leases are capitalised as tangible fixed assets and depreciation is provided where appropriate. Outstanding finance lease obligations, which comprise principal plus accrued interest, are included with creditors. The finance element of the agreements is charged to the profit and loss account over the term of the lease on a systematic basis. All other leases are operating leases. The rentals on such leases are charged to the profit and loss account on a straight line basis over the lease term.

7.	REVENUE RECOGNITION

Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. More particularly, key classes of revenue are recognised as follows:

Advertising	—	on transmission.
Programme production	—	on delivery.
Rights	—	the point that the right sold is contracted and available for exploitation. This results in deferred revenue when cash is received before the licence period commences.
Facilities	—	on provision of the service.
Product merchandising	—	on product delivery.

8.	INTANGIBLE FIXED ASSETS

Libraries acquired are valued at fair value on acquisition on the basis of projected cash flows and amortised over the estimated economic life of the assets over a period of 20 years on the reducing balance method. All other research, development and marketing expenditure is written off as incurred, with the exception of certain programme development expenditure (see point 11 below).

9.	TANGIBLE FIXED ASSETS

Depreciation is provided to write off the cost or valuation less estimated residual value of certain tangible fixed assets on a straight line basis over their estimated future lives. The major categories of fixed assets are depreciated as follows:

Freehold property excluding land	2% - 4%
Leasehold property	period of lease
Plant and equipment	10% - 33%

Depreciation is not charged on freehold land.

10.	STOCKS

Stocks and work in progress are valued at the lower of cost and net realisable value.

11.	PROGRAMME PRODUCTION AND DEVELOPMENT

Programmes in production for transmission and sale and acquired programmes are stated at the lower of cost and net realisable value. Contractual commitments in relation to acquired programming rights, which are not yet available for transmission, are included in the cost of programming rights. All such programme material is written off fully on first transmission, or delivery in the case of programmes produced for sale, except for certain film rights acquired for transmission which are written off over a number of transmissions. Film rights acquired with a view to exploitation in secondary markets are written off in line with revenue generated from such exploitation, over a period not exceeding five years.

76

12.	LIQUID FINANCIAL INSTRUMENTS

Liquid financial instruments are stated at the lower of cost and market value. Interest and other income is dealt with in the period in which it arises.

13.	PENSIONS

The Group maintains a number of defined benefit and defined contribution based pension schemes in the UK. The costs of defined benefit schemes are determined by external actuaries and charged against profits each year under SSAP24. The costs of defined contribution schemes are charged against profits in the year in which they are incurred. Variations from the regular cost are spread over the remaining service lives of current employees in the schemes.

FRS17 “Retirement Benefits”. This standard addresses the measurement and valuation of retirement benefit pension schemes. The Group has adopted the transitional arrangements as prescribed in FRS17 (note 3c).

14.	DEFERRED TAXATION

Deferred tax is recognised where material and computed without discounting. Full provision is made in respect of all timing differences between the treatment of certain items in the accounts and their treatment for taxation purposes at the balance sheet date. Deferred tax assets are recognised to the extent that it is more likely than not that the asset will be recovered.

To the extent that, at the balance sheet date, dividends from overseas undertakings have been accrued as receivable or an overseas undertaking has entered into a binding agreement for the future distribution of its past earnings, appropriate amounts are provided.

15.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The Group uses a limited number of derivative financial instruments to hedge its exposure to fluctations in interest and foreign exchange rates.

The Group does not hold or issue derivative instruments for speculative purposes.

Interest rate swap and option agreements are used to manage the interest basis of borrowings. Interest receipts and payments under these agreements are accrued so as to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or on repayment of the borrowing are spread over the life of the original contract or borrowing.

16.	EMPLOYEE SHARE SCHEMES

The cost of awards to employees that take the form of shares or rights to shares are recognised over the period of the employee’s related performance in accordance with UITF17 (revised 2000) “Employee Share Schemes.” No cost is recognised in respect of SAYE schemes that are offered on similar terms to all or substantially all employees.

77

NOTES TO THE ACCOUNTS

1.	DIVISIONAL AND GEOGRAPHICAL INFORMATION

(a)	Divisional analysis

In the view of the directors, following the disposal of Technicolor in 2001, Carlton has only one continuing business segment which includes interests in broadcasting, content and screen advertising.

(b)	Geographic analysis, by destination

                                        Group turnover                        Group operating profit
                                2003         2002           2001        2003           2002           2001
                            (Pound)m     (Pound)m       (Pound)m    (Pound)m       (Pound)m       (Pound)m
United Kingdom                 885.6        918.3          962.1        58.2           50.7          51.0
Europe                          25.0         18.8           22.7         1.7            1.4           1.3
US                              19.0         17.0           43.2        (0.3)          (2.0)         (1.2)
Other (including Japan)          8.8         10.5           12.1         0.1           (0.5)         (0.2)
                               -----        -----        -------       -----          -----         -----
                               938.4        964.6        1,040.1        59.7           49.6          50.9
Exceptional items -- UK           --           --             --       (10.1)         (45.2)        (52.4)
                               -----        -----        -------       -----          -----         -----
Continuing operations          938.4        964.6        1,040.1        49.6            4.4          (1.5)
Discontinued operations           --           --          561.4          --             --          43.0
                               -----        -----        -------       -----          -----         -----
                               938.4         64.6        1,601.5        49.6            4.4          41.5
                               -----        -----        -------       -----          -----         -----

Discontinued operations in 2001 within group operating profit comprise primarily Technicolor.

(c)	Geographic analysis, by origin

                              Group turnover                Group operating profit             Operating net assets
                         2003       2002        2001       2003       2002        2001       2003       2002      2001
                     (Pound)m   (Pound)m    (Pound)m   (Pound)m   (Pound)m    (Pound)m   (Pound)m   (Pound)m  (Pound)m
United Kingdom,
  Europe and Other      928.7      956.1     1,007.0       61.0       53.3        53.3      411.3      400.8     500.9
US                        9.7        8.5        33.1       (1.3)      (3.7)       (2.4)      10.5       (9.8)     13.2
                        -----      -----     -------      -----      -----       -----      -----      -----     -----
                        938.4      964.6     1,040.1       59.7       49.6        50.9      421.8      391.0     514.1
Exceptional items
  -- UK                    --         --          --      (10.1)     (45.2)      (52.4)        --         --        --
                        -----      -----     -------      -----      -----       -----      -----      -----     -----
Continuing
  operations            938.4      964.6     1,040.1       49.6        4.4        (1.5)     421.8      391.0     514.1
Discontinued
  operations               --         --       561.4         --         --        43.0         --         --        --
                        -----      -----     -------      -----      -----       -----      -----      -----     -----
                        938.4      964.6     1,601.5       49.6        4.4        41.5      421.8      391.0     514.1
                        =====      =====     =======      =====      =====       =====      =====      =====     =====
Reconciliation of
  operating net
  assets to net
  assets
Operating net
  assets                                                                                    421.8      391.0     514.1
Investments                                                                                 265.2      536.1     739.6
Corporation tax                                                                             (80.1)     (88.5)    (83.5)
Deferred tax                                                                                  6.9        0.7      (1.2)
Net borrowings                                                                             (508.0)    (459.9)   (506.6)
Proposed dividend                                                                           (13.4)     (33.5)    (33.6)
                                                                                            -----     ------    ------
                                                                                             92.4      345.9     628.8
                                                                                            =====     ======    ======

78

2.	GROUP OPERATING PROFIT

                                                 2003        2002          2001
                                              (Pound)m    (Pound)m     (Pound)m
Turnover                                       1,004.6     1,072.8      1,702.6
Less: Share of joint ventures' turnover          (66.2)     (108.2)      (101.1)
                                               -------     -------      -------
Group turnover                                   938.4       964.6      1,601.5
Cost of sales (including Percentage of
   Qualifying Revenue)                          (665.5)     (708.3)    (1,222.3)
                                               -------     -------      -------
Gross profit                                     272.9       256.3        379.2
Distribution costs                               (81.3)      (77.7)       (92.0)
Administration expenses(1)                      (142.0)     (174.2)      (245.7)
                                               -------     -------      -------
Group operating profit                            49.6         4.4         41.5
                                               =======     =======      =======
Group operating profit is stated after
   charging:
Depreciation of tangible fixed assets             20.7        23.0         45.4
Amortisation of intangible fixed assets           16.0        16.6         20.5
Impairments of fixed asset investments and
   goodwill                                        1.0        53.9           --
Hire of plant and machinery                        1.0         0.8          2.4
Other operating lease rentals                      9.3         8.5         15.8
Auditors' remuneration for statutory audit(2)      0.6         0.6          0.6
                                               =======     =======      =======
(1)	Administration expenses for the year ended 30 September 2003 include £10.1 million of exceptional costs (2002: £45.2 million, 2001: £58.6 million).
(2)	The Group employs PricewaterhouseCoopers LLP on assignments additional to their statutory audit duties where their expertise and experience with the Group are important. During the year ended 30 September 2003 PricewaterhouseCoopers LLP earned fees for audit related and non-audit services totaling £0.8 million. During the year ended 30 September 2002, PricewaterhouseCoopers earned fees for UK audit related and non-audit services totalling £1.2 million (2001: £0.9 million) principally for due diligence reporting on acquisitions and disposals. The audit and non-audit fees earned during the year ended 30 September 2003 are as follows:
                                                                          2003
                                                                       (Pound)m
Audit services
   -- Statutory audit                                                       0.6
   -- Audit related regulatory reporting                                    0.1
Further assurance services
   -- Accounting advice                                                     0.1
   -- Internal controls assistance                                          0.1
   -- Transaction support services                                          0.2
Tax services
   -- Advisory                                                              0.3
                                                                           ----
Total                                                                       1.4
                                                                           ====

79

3.	EMPLOYEE NUMBERS, REMUNERATION AND PENSION COSTS

(a)	Employee numbers and remuneration

The average number of persons employed by the Group during the year, including executive directors, was as follows:

                                                   2003        2002        2001
Production                                        1,626       1,818       5,887
Selling and distribution                            547         589       1,877
Administration                                      586         593       1,301
                                                  -----       -----       -----
                                                  2,759       3,000       9,065
                                                  =====       =====       =====
The number of employees at 30 September           2,612       2,787       3,257
                                                  =====       =====       =====
Group employee costs -- all employees
   including executive directors
                                               (Pound)m    (Pound)m    (Pound)m
Aggregate gross wages and salaries paid to
   the Group's employees                           96.0        99.8       222.5
Employers' national insurance contributions         6.7         8.5        19.1
Employers' pension contributions                    8.2         8.0         2.8
                                                  -----       -----       -----
Total direct costs of employment                  110.9       116.3       244.4
                                                  =====       =====       =====

The information on directors’ remuneration is set out in note 4.

(b)	Pension costs under SSAP24

The Group operates a number of funded defined benefit and defined contribution schemes in its principal locations. Pension costs for the defined benefit schemes are assessed in accordance with actuarial advice and are charged to the profit and loss account so as to recognise the cost over the working lifetime of the employees. Actuarial valuations of these schemes have been carried out by independent actuaries in accordance with local legislative requirements. The accounting and funding policies differ to the extent that funding valuations may be based on more conservative assumptions and surpluses and deficits may be recognised more quickly for funding purposes. Details of the assumptions and methods used, for accounting purposes, for the main schemes are given below.

For the years ended 30 September 2003 and 2002:

                                 Valuation of assets                   Principal actuarial assumptions
                              --------------------------- -----------------------------------------------------------
                                                                                                                      Value of
                                                                            Average                                       Fund
                 Latest Full                                   Valuation Investment   Average   Average                Assets/
                   Actuarial                                      Method    Rate of    Salary   Pension     Spreading  Accrued
Pension Fund       Valuation     Actuarial         Market        Adopted     Return Increases Increases        Method Benefits
Carlton Group    1 July 2001  (Pound)105.7m (Pound)105.7m Projected Unit       6.0%      4.0%  2.5-3.0%   Level % pay    93.5%
Central        31 March 2002* (Pound)247.5m (Pound)247.5m   Attained age   5.7-6.7%      3.8%      3.6% Straight line    96.0%
HTV           1 August 2000+  (Pound)108.6m (Pound)108.6m   Attained age   5.5-6.5%      4.8%      2.8%   Level % pay   109.0%
*	For the year to 30 September 2002, in view of the difficult market conditions, the triennial valuation of the Central scheme was brought forward. The figures above were based on the draft valuation that was approved by the Trustees on 17 December 2002. In accordance with SSAP24 the charge against profits in 2002 of £2.5 million reflected the increase in contributions from 1 April 2002 to eliminate the scheme’s current deficit.
†	The 1 August 2003 actuarial valuation for the HTV scheme has not yet been finalised.

80

3.	EMPLOYEE NUMBERS, REMUNERATION AND PENSION COSTS (continued)

For the year ended 30 September 2001:

                                Valuation of Assets                   Principal Actuarial Assumptions
                            ---------------------------  -----------------------------------------------------------
                                                                                                                     Value of
                                                                           Average                                       Fund
                Latest Full                                   Valuation Investment   Average   Average                Assets/
                  Actuarial                                      Method    Rate of    Salary   Pension     Spreading  Accrued
Pension Fund      Valuation     Actuarial        Market         Adopted     Return Increases Increases        Method  Benefit
Carlton Group    1July 1999  (Pound)81.7m (Pound)104.1m  Projected Unit       8.0%      6.0%      3.5% Straight line   100.5%
Central        5 April 2000 (Pound)213.3m (Pound)288.3m    Attained age       8.0%      5.5%      4.0% Straight line   117.0%
HTV           1 August 2000 (Pound)108.6m (Pound)108.6m    Attained age   5.5-6.5%      4.8%      2.8%   Level % pay   109.0%

For the year ended 30 September 2003 the net pension cost of the defined benefit schemes was £7.9 million (2002: £7.6 million, 2001: £2.3 million). For the year ended 30 September 2003 the net pension cost of the defined contribution schemes was £0.3 million (2002: £0.4 million, 2001: £0.5 million). At 30 September 2003 accrued pension costs were £3.2 million (2002: £4.6 million, 2001: £1.4 million).

(c)	Pensions disclosures under FRS17 transitional requirements

Under the transitional requirements of FRS17 “Retirement Benefits”, the impact that the new accounting standard would have had on the accounts, had it been adopted in the year, is disclosed below. The full actuarial valuations as shown in note 3(b) above have been updated at the relevant year end by qualified independent actuaries in accordance with FRS17.

The major assumptions used by these actuaries were:

                                                    30 September
                                           2003          2002          2001
Discount rate                              5.5%          5.5%          6.0%
Retail price index                         2.5%         2.25%          2.5%
Salary increases                          3.75%         3.75%          4.0%
Pension increases                      2.5-3.0%     2.25-3.0%      2.5-3.0%

The following amounts at 30 September 2003, 2002 and 2001 were measured in accordance with the requirements of FRS17:

                                           2003          2002          2001
                                       (Pound)m      (Pound)m      (Pound)m
Total market value of assets              392.9         357.1        394.9
Present value of scheme liabilities      (506.4)       (480.6)      (414.7)
                                         ------        ------       ------
Deficit in the schemes                   (113.5)       (123.5)       (19.8)
Related deferred tax asset                 34.1          37.1          5.9
                                         ------        ------       ------
Net pension liability                     (79.4)        (86.4)       (13.9)
                                         ======        ======        =====

The assets in the scheme and the expected rate of return as at 30 September 2003, 2002 and 2001 were:

                     30 September 2003    30 September 2002   30 September 2001
                  Long-term             Long-term            Long-term
                    rate of               rate of              rate of
                     return     Total      return     Total     return     Total
                             (Pound)m              (Pound)m             (Pound)m
Equity                7.75%     221.0        8.5%     200.2       8.0%     248.6
Corporate bonds        5.4%      56.1        5.2%      40.3       6.0%      30.6
Gilts                 4.75%     106.9        4.5%     105.4       5.0%     100.3
Property              6.75%       4.8        8.5%       4.3       8.0%       4.4
Other                  3.5%       4.1        4.0%       6.9       5.0%      11.0
                                -----                 -----                -----
                                392.9                 357.1                394.9
                                =====                 =====                =====

81

3.	EMPLOYEE NUMBERS, REMUNERATION AND PENSION COSTS (continued)

If these amounts had been recognised in the financial statements, the Group’s net assets and profit and loss account at 30 September 2003, 2002 and 2001 would have been as follows:

                                             2003         2002        2001
                                          (Pound)m    (Pound)m    (Pound)m
Net assets excluding SSAP24
   pension liability                          95.6       350.5       630.2
FRS17 pension liability                      (79.4)      (86.4)      (13.9)
                                            ------       -----       -----
Net assets including FRS17
   pension liability                          16.2       264.1       616.3
Profit and loss account excluding
   SSAP24 pension liability                 (114.5)      140.2       416.1
FRS17 pension reserve                        (79.4)      (86.4)      (13.9)
                                            ------       -----       -----
Profit and loss account including
   FRS17 pension reserve                    (193.9)       53.8       402.2
                                            ======        ====       =====

The following amounts would have been recognised in the performance statements in the years to 30 September 2003 and 2002 under the requirements of FRS17 (2001 amounts are not required to be disclosed under the transitional rules):

                                                             2003        2002
                                                         (Pound)m    (Pound)m
Operating profit
Current service cost                                          7.6         7.1
Past service cost                                             0.1         0.1
Curtailment/settlement cost                                  (2.2)         --
                                                           ------      ------
Total charge to operating profit                              5.5         7.2
                                                           ======      ======
Other finance income
Expected return on schemes' assets                           23.5        27.3
Interest on schemes' liabilities                            (26.6)      (24.6)
                                                           ------      ------
Total amount (debited)/credited to other
   finance income                                            (3.1)        2.7
                                                           ======      ======
Statement of total recognised gains and losses
Actual return less expected return on schemes'
   assets                                                    20.5       (54.0)
Experience losses arising on schemes' liabilities            (1.5)      (24.0)
Changes in actuarial assumptions underlying the
   present value of the schemes' liabilities                  (9.1)      (26.1)
                                                           ------      ------
Actuarial gain/(loss) recognisable in statement of
   total recognised gains and losses                          9.9      (104.1)
                                                           ======      ======
Movement in deficit during the year
Deficit in schemes at beginning of year                    (123.5)      (19.8)
Total charge to operating profit                             (5.5)       (7.2)
Contributions                                                 8.7         4.9
Other finance (charge)/income                                (3.1)        2.7
Actuarial gain/(loss)                                         9.9      (104.1)
                                                           ------      ------
Deficit in schemes at end of year (pre-tax)                (113.5)     (123.5)
                                                           ======      ======

Since the HTV and Central schemes are both closed to new entrants, the service cost for these two schemes will increase under the projected unit method as the members approach retirement. This does not necessarily result in an increase in cash contributions.

Forecast contribution rates for the year ended 30 September 2004 for the Carlton Group, Central and HTV schemes are 10.0 per cent., 27.0 per cent. (plus £1.1 million per annum deficit funding) and 20.7 per cent. respectively. The HTV contribution rates are stated before the results of the 1 August 2003 actuarial valuation are known.

82

3.	EMPLOYEE NUMBERS, REMUNERATION AND PENSION COSTS (continued)

Details of experience gains and losses for the year

Details of experience gains and losses for the year
                                                                 2003      2002
Difference between the expected and actual return
   on schemes' assets:
Amount ((Pound)m)                                                20.5     (54.0)
Percentage of schemes' assets                                      5%      (15%)
Experience losses on schemes' liabilities: Amount ((Pound)m)     (1.5)    (24.0)
Percentage of the present value of schemes' liabilities           (0%)      (5%)
Total amount recognised in statement of total recognised gains
   and losses: Amount ((Pound)m)                                  9.9    (104.1)
Percentage of the present value of schemes' liabilities            2%      (22%)

4.	DIRECTORS’ EMOLUMENTS

(a)	Emoluments

Year ended 30 September 2003

                                                           Annual          Total
                               Salary      Benefits         bonus           2003
                           (Pound)000    (Pound)000    (Pound)000     (Pound)000
Executive
M P Green                         670            37           670          1,377
P C Murray                        321            16           325            662
Non-executive
E M de Villiers                    50            --            --             50
D B Green                          50            --            --             50
L F Hill                           50            --            --             50
Sir Sydney Lipworth                50            --            --             50
J B McGrath(1)                     18            --            --             18
Sir Brian Pitman                   50            --            --             50
                                -----            --           ---          -----
Current directors total         1,259            53           995          2,307
Previous directors
G M Murphy(2)                     167            34            --            201
                                -----            --           ---          -----
                                1,426            87           995          2,508
                                =====            ==           ===          =====

Notes

(1)	J B McGrath was appointed to the Board on 21 May 2003.
(2)	G M Murphy resigned as a director of the Company on 31 January 2003. Included in his benefits figure is a payment of £24,322 with his pension arrangements.
(3)	For the purposes of Schedule 6 to the Companies Act 1985, the director with the highest total emoluments for 2003 was M P Green. The accumulated total accrued pension as at 30 September 2003 for M P Green was £153,000 as set out in note 4(e).

83

4.	DIRECTORS’ EMOLUMENTS (continued)

Year ended 30 September 2002

                                                      Annual        Total
                              Salary    Benefits       bonus         2002
                          (Pound)000  (Pound)000  (Pound)000   (Pound)000
Executive
M P Green                        670          37          --          707
G M Murphy(1)                    500          98          --          598
P C Murray(2)                    206          12          --          218

Non-executive
E M de Villiers                   35          --          --           35
D B Green                         35          --          --           35
L F Hill                          35          --          --           35
Sir Sydney Lipworth               35          --          --           35
Sir Brian Pitman                  35          --          --           35
                               -----         ---        ----        -----
Current directors total        1,551         147          --        1,698

Previous directors
B A Cragg(3)                      84          11          --           95
N N Walmsley(3)                   78           5          --           83
A D A W Forbes(4)                 18          --          --           18
                               -----         ---        ----        -----
                               1,731         163          --        1,894
                               =====         ===        ====        =====

Notes
(1)	Included in G M Murphy’s benefits is a payment of £74,712 connected with his pension arrangements.
(2)	P C Murray was appointed to the Board on 1 January 2002.
(3)	B A Cragg ceased to be a director of the Company on 31 December 2001. The figures set out above comprise his salary and benefits until that date. Thereafter, in settlement of contractual rights under his service agreement, he received compensation totalling £295,000. N N Walmsley ceased to be a director of the Company on 31 December 2001. The figures set out above comprise his salary and benefits until that date. Thereafter, in settlement of contractual rights under his service agreement, he received compensation totalling £309,000 including the value of benefits. On 14 January 2002 the Company entered into a consultancy agreement with N N Walmsley until 30 September 2003 for a total fee of £50,000.
(4)	A D A W Forbes retired from the Board on 28 February 2002.
(5)	For the purposes of Schedule 6 to the Companies Act 1985, the director with the highest total emoluments for 2002 was M P Green. The accumulated total accrued pension as at 30 September 2002 for M P Green was £134,000 as set out in note 4(e).

84

4.	DIRECTORS’ EMOLUMENTS (continued)

Year ended 30 September 2001

                                                     Annual        Total
                           Salary     Benefits        bonus         2001
                       (Pound)000   (Pound)000   (Pound)000   (Pound)000
Executive
M P Green                     670           43           --          713
B A Cragg                     335           49           --          384
G M Murphy(1)                 500          349           --          849
N N Walmsley                  310           19           --          329

Non-executive
Sir Derek Birkin(2)            18           --           --           18
A D A W Forbes                 35           --           --           35
D B Green                      35           --           --           35
L F Hill                       35           --           --           35
Sir Sydney Lipworth            35           --           --           35
Sir Brian Pitman               35           --           --           35
                            -----          ---         ----        -----
                            2,008          460           --        2,468
                            =====          ===         ====        =====

Notes
(1)	Included in G M Murphy’s benefits are a payment of £75,566 connected with his pension arrangements and a payment of £250,000 constituting a non-recurring contractual commitment received upon his joining the Company.
(2)	Sir Derek Birkin retired from the Board on 1 March 2001.
(3)	E M de Villiers was appointed to the Board on 26 September 2001. As his remuneration for the year under review was negligible, he has not been included in the table.
(4)	For the purposes of Schedule 6 to the Companies Act 1985, the director with the highest emoluments for 2001 was G M Murphy. The accumulated total accrued pension as at 30 September 2001 for G M Murphy was £2,000 as set out in note 4(e).

85

4.	DIRECTORS’ EMOLUMENTS (continued)

(b)	Share Options

Directors can participate in the Sharesave scheme and options granted to them under that scheme are included in the table below. They can also be granted options under the Carlton Executive Share Option Scheme 1999. During the year under review directors were granted options under this scheme, details of which are included in the table below. These options were granted as part of a phased grant. The exercise of share options is subject to satisfaction of performance conditions set by the remuneration committee.

                                          DABS/                                      DABS/
                                           LTIS                                       LTIS
                             Options     awards   Options    Options     Options    awards   Options   Options    Options
                             held on     vested   granted     lapsed  held on 30    vested   granted    lapsed  exercised
                           1 October     during    during     during   September    during    during    during     during
               Scheme           2001   the year  the year   the year        2002  the year  the year  the year   the year
M P Green      EXEC           28,712         --        --         --      28,712        --        --    28.712         --
               EXEC           40,000         --        --         --      40,000        --        --        --         --
               EXEC          230,188         --        --         --     230,188        --        --        --         --
               EXEC          202,657         --        --         --     202,657        --        --        --         --
               EXEC          158,031         --        --         --     158,031        --        --        --         --
               EXEC          238,859         --        --         --     238,859        --        --        --         --
               EXEC          315,047         --        --         --     315,047        --        --        --         --
               EXEC               --         --        --         --          --        --   755,639        --         --
               Sharesave       5,164         --        --         --       5,164        --        --        --         --
               DABS           23,718         --        --         --      23,718        --        --        --     23,718
               DABS           20,331         --        --         --      20,331        --        --        --         --
               DABS               --      1,953        --         --       1,953        --        --        --         --
               DABS               --         --        --         --          --     5,411        --        --         --
               LTIS           38,675         --        --         --      38,675        --        --        --     38,675
               LTIS           28,590         --        --         --      28,590        --        --        --         --
               LTIS               --     79,075                           79,075        --        --        --         --

G M Murphy     EXEC          250,000         --        --         --     250,000        --        --   250,000         --
               EXEC          178,253         --        --         --     178,253        --        --   178,253         --
               EXEC          235,109         --        --         --     235,109        --        --   235,109         --
               Sharesave       3,552         --        --      3,552          --        --        --        --         --
               Sharesave          --         --     4,545         --       4,545        --        --     4,545         --

P C Murray     EXEC               --         --   488,888         --     488,888        --        --        --         --
               EXEC               --         --        --         --          --        --   366,541        --         --
               Sharesave          --         --     4,545         --       4,545        --        --     4,545         --
               Sharesave          --         --        --         --          --        --    14,931        --         --

                    Options
                 held on 30
                  September       Option      Exercise
                       2003        Price        period

M P Green                --         282p     1996-2003
                     40,000       358.4p     1998-2005
                    230,188         530p     2001-2008
                    202,657         602p     2003-2010
                    158,031         772p     2003-2010
                    238,859         561p     2004-2011
                    315,047         319p     2004-2011
                    755,639         133p     2005-2012
                      5,164         334p     2003-2004
                         --      Nominal     1999-2003
                     20,331      Nominal     2001-2007
                      1,953      Nominal     2002-2007
                      5,411      Nominal     2003-2008
                         --      Nominal     2000-2003
                     28,590      Nominal     2001-2007
                     79,075      Nominal     2002-2007

G M Murphy               --         800p     2003-2010
                         --         561p     2004-2011
                         --         319p     2004-2011
                         --         475p          2006
                         --         209p          2005

P C Murray          488,888         225p     2004-2011
                    366,541         133p     2005-2012
                         --         209p          2005
                     14,931         110p          2008

Notes
(1)	During 2003, the aggregate gains for all directors’ options exercised were £72,220 (2002: £392,184, 2001: £69,000). This figure represents the difference between the market price of option shares at the exercise date and their exercise price. It does not represent the net proceeds received as no account has been taken of option shares which have been retained, the tax liability or, where option shares have been sold, the sale commissions and expenses. The 2003 aggregate gains all related to M P Green (2002: £Nil, 2001: £Nil). The 2002 aggregate gains figure includes gains on exercise by the following individuals who ceased to be directors during that year: (i) B A Cragg: gains of £82,192 on the exercise of his vested DABS and LTIS awards and £86,780 on the exercise of DABS and LTIS awards that were permitted to vest early and were exercised during the year; (ii) N N Walmsley: gains of £103,959 on the exercise of his vested DABS and LTIS awards and £119,251 on the exercise of DABS and LTIS awards that were permitted to vest early and were exercised during the year. The 2001 aggregate gains figure related solely to N N Walmsley.
(2)	The market price of a Carlton Ordinary share on 30 September 2003 was 161.5p (2002: 109p, 2001: 132.5p) and the range of prices during the year to 30 September 2003 was between 68.25p and 186.75p (2002: 106p and 286p, 2001: 132.5p and 670p).

(c)	DABS and LTIS awards

(i)	Deferred Annual Bonus Share plan (“DABS”) - provides that a participant may choose to invest up to 50 per cent. of his net (i.e. after tax) annual cash bonus to purchase Carlton Ordinary shares. The investing participant is then conditionally awarded a number of Carlton Ordinary shares with a value that is the gross (i.e. pre-tax) equivalent of the annual cash bonus so invested.

(ii)	Long-Term Incentive Share plan (“LTIS”) - provides for a participant to be conditionally awarded a number of Carlton Ordinary shares with a value equating to a percentage of his/her base salary.

86

4.	DIRECTORS’ EMOLUMENTS (continued)

The directors’ interests in non-vested shares conditionally awarded under DABS and LTIS are shown in the table below.

                            Held on   Awarded    Vested  Held on 30    Awarded    Vested    Lapsed  Held on 30
                          1 October    during    during   September     during    during    during   September    Exercise
                  Notes        2001  the year  the year        2002   the year  the year  the year        2003      period
M P Green         DABS        1,953        --     1,953          --         --        --        --          --   2002-2007
                  DABS        5,411        --        --       5,411         --     5,411        --          --   2003-2008
                  DABS        6,258        --        --       6,258         --        --        --       6,258   2004-2010
                  DABS       19,910        --        --      19,910         --        --        --      19,910   2005-2010
                  LTIS       79,075        --    79,075          --         --        --        --          --   2002-2007

G M Murphy        DABS        3,138        --        --       3,138         --        --     3,138          --   2005-2010

Note
(1)	The aggregate value of options which vested during the year was £7,264 (2002: £161,822, 2001: £522,000). They all related to M P Green (2002: £161,822, 2001: £269,000). These value figures are based on the market price of a Carlton Ordinary share on the relevant vesting date. They are notional figures as value is not realised until the option is exercised. Upon exercise, the value is disclosed in the “Options” table, and may differ from such notional value, depending on the share price movement in the intervening period.

(d)	The Carlton Equity Participation Plan (“EPP”)

The EPP received shareholder approval at the AGM on 1 March 2001. A summary of the main features of the EPP is set out below.

Participation in the EPP applies to executive directors and selected senior executives. Participants invited to take part in the EPP are required to commit Carlton Ordinary shares (“EPP shares”) by a specified date to qualify for a matching award. Normally a participant is entitled to commit EPP shares to a value of up to 100 per cent. of basic salary (save for the first award where the maximum EPP share commitment was to a value of up to 200 per cent of basic salary). A matching award comprises both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value. The extent to which a matching award will vest depends on the participant retaining his/her EPP shares and the performance conditions relating to the matching award being satisfied. The maximum matching award will be free shares equal in number to three times the EPP shares and options (at market value) over an equal number of shares. The principal performance conditions applicable to both awards made to date will be measured on the basis of the Company’s TSR performance against that of other major UK media companies and the FTSE-100 companies. None of the matching awards will vest if the Company’s TSR is below median for the media comparator group.

The directors’ interests in EPP awards made on 5 December 2001 and 7 January 2003 are shown in the table below.

                             Awarded        Held on     Awarded      Lapsed        Held on
                              during   30 September      during      during   30 September
             Option price   the year           2002    the year    the year           2003                    Vesting date
M P Green         Nominal  1,786,665      1,786,665          --          --      1,786,665   Up to 50% on 1 April 2005 and
                     225p  1,786,665      1,786,665          --          --      1,786,665     the balance on 1 April 2006
                  Nominal                        --   1,440,858          --      1,440,858   Up to 50% on 1 April 2006 and
                   139.5p                        --   1,440,858          --      1,440,858     the balance on 1 April 2007

G M Murphy        Nominal  1,333,332      1,333,332          --   1,333,332             --   Up to 50% on 1 April 2005 and
                     225p  1,333,332      1,333,332          --   1,333,332             --     the balance on 1 April 2006

P C Murray        Nominal    733,332        733,332          --          --        733,332   Up to 50% on 1 April 2005 and
                     225p    733,332        733,332          --          --        733,332     the balance on 1 April 2006
                  Nominal                        --     698,922          --        698,922   Up to 50% on 1 April 2006 and
                   139.5p                        --     698,922          --        698,922     the balance on 1 April 2007

87

4.	DIRECTORS’ EMOLUMENTS (continued)

(e)	Pensions

All executive directors are eligible to participate in a directors’ contributory defined benefit pension scheme, within the main Carlton Communications Plc Group pension scheme. The directors’ pension scheme enables members to retire at age 60 with a maximum pension after 30 years’ pensionable service equivalent to 2/3rds of final pensionable salary. Pensionable salary is basic salary, excluding bonuses. Final pensionable salary is the average of pensionable salary over the last three years before retirement. On death before retirement, a lump sum equal to four times pensionable salary is paid, together with a spouse’s pension of 4/9ths of pensionable salary. Pensions in payment are guaranteed to increase in line with inflation up to 5 per cent. a year.

The following information relates to the three directors (2002: three directors, 2001: two directors) who participated during the year in the directors’ pension scheme(1):

              Accumulated                 Increase in     Accumulated                 Increase in    Accumulated
            total accrued                     accrued   total accrued                     accrued  total accrued
            pension at 30     Director's      pension   pension at 30     Director's      pension  pension at 30
                September  contributions   during the       September  contributions   during the      September        Age at
                     2001        2002(2)      year(3)            2002        2003(2)      year(3)           2003  30 September
Director       (Pound)000     (Pound)000   (Pound)000      (Pound)000     (Pound)000   (Pound)000     (Pound)000          2003
M P Green             116             40           18             134             47           19            153            55
G M Murphy              2              6            2               3              2            1              4            47
P C Murray             --             12            5               5             15            7             12            41

Notes
(1)	The pension entitlement shown is that which would be paid annually at the normal date of retirement (age 60), based on service to 30 September.
(2)	These relate to the contributions paid in the year by the director under the terms of the scheme.
(3)	The increase in accrued pension during the year excludes any increase for inflation.
(4)	In addition to G M Murphy’s participation in the directors’ pension scheme, Company contributions of £36,482 (2002: £112,068, 2001: £113,350) were made during the year into his money purchase pension plan.
(5)	B A Cragg and N N Walmsley, who ceased to be directors during 2002, did not participate in the directors’ pension scheme. Company contributions were made into their money purchase pension plans as follows:
(i)	B A Cragg: 2002 normal contribution of £291,300 and a special contribution of £208,700, 2001 £134,000.
(ii)	N N Walmsley: 2002 £87,420, 2001 £87,420

5.	EXCEPTIONAL OPERATING ITEMS

(a)	Exceptional operating items

In 2003 there were exceptional reorganisation and restructuring costs of £4.4 million, asset write-downs of £1.8 million and £3.9 million of costs incurred in the proposed merger with Granada. A tax credit of £1.5 million arose on these items.

In 2002 there were exceptional reorganisation and restructuring costs of £2.8 million, asset write-downs of £7.1 million and goodwill impairments of £50.0 million relating to digital broadcasting and £3.9 million relating to Planet 24, offset by £18.6 million of litigation net income. A tax credit of £2.0 million arose on these items.

In 2001 there were exceptional reorganisation and restructuring costs of £58.6 million, mainly relating to digital business closures and downsizing. A tax credit of £2.1 million arose on these items.

(b)	Loss on sale or termination of business

The liquidation in 2003 of the Italian operations of Screenvision Europe (a joint venture) acquired in 2002 resulted in a £7.6 million loss on termination of the business. A completion dispute exists in respect of this matter and a claim to recover the related costs has been made against the vendors. The claim is currently in arbitration with the International Chamber of Commerce (note 36).

The sale of Euronews in 2003 by ITN (an associate) resulted a loss on disposal for the Group of £1.0 million, including goodwill reinstated of £1.2 million which had originally been written off against reserves.

88

6.	DISCONTINUED OPERATIONS

                                                   2003         2002       2001
                                                (Pound)m    (Pound)m   (Pound)m
ITV Digital and ITV Sport
   Channel -- discontinued trading                    --      (99.1)     (175.7)
Other digital media businesses:
  Discontinued trading -- Group                       --         --        (6.2)
  Discontinued trading -- associates                  --       (2.6)       (9.9)
  Profit/(loss) on sale of investments               1.0       (6.1)         --
Profit on sale of Technicolor                       10.8       17.9       403.2
ITV Digital and ITV Sport
   Channel -- exceptional closure costs               --      (98.6)         --
Technicolor -- discontinued trading                   --         --        49.2
Goodwill written back on Technicolor disposal         --         --      (630.2)
                                                    ----     ------      ------
Profit/(loss) before tax                            11.8     (188.5)     (369.6)
Tax credit                                           1.1        8.8        23.1
                                                    ----     ------      ------
Profit/(loss) after tax                             12.9     (179.7)     (346.5)
                                                    ====     ======      ======

Discontinued operations in 2003 relate to amendments to the accrued costs held in respect of the disposal of Technicolor and Quantel.

Discontinued operations in 2002 relate to the pre-closure results and closure cost provisions for ITV Digital and ITV Sport Channel, pre-sale results and loss on disposal of other digital media businesses and further receipts from the sale of Technicolor.

Discontinued operations in 2001 relate to the pre-sale results and disposal of Technicolor and the results of ITV Digital, ITV Sport Channel and other digital media businesses.

No interest has been allocated to the Technicolor discontinued trading on the basis that those activities were cash generative and therefore did not require ongoing financing from the Group.

The tax credit in 2003 reflects the relief previously unrecognised on certain restructuring costs following the closure of ITV Digital and ITV Sport Channel. The tax credits in 2002 and 2001 reflect the offset by consortium or other relief of discontinued operations losses against profits in continuing operations.

7.	NET INTEREST PAYABLE

                                                   2003        2002        2001
                                                (Pound)m   (Pound)m    (Pound)m
Interest receivable and similar income:
  Bank deposits                                     15.3        18.7        5.1
  Loan notes                                         0.3         4.0        5.8
  Arising on tax repayments                          5.4          --         --
  Interest receivable on funding to joint
   ventures and associates                           1.0         2.5        3.0
                                                   -----       -----      -----
                                                    22.0        25.2       13.9
                                                   -----       -----      -----
Interest payable and similar charges:
  Bank loans and overdrafts                        (0.1)       (2.7)      (6.9)
  Loan notes                                       (1.4)       (6.0)      (3.7)
  Other loans                                     (19.8)      (24.9)     (33.9)
  De-designated swap provision (note 24(a))        (1.1)         --         --
  Interest payable on finance leases               (0.1)       (0.2)      (0.7)
  Amortisation of fees and foreign exchange        (6.1)       (0.7)      (1.6)
  Other                                              --        (0.2)       0.3
  Share of joint ventures' and associates'
    interest payable                               (1.0)       (2.5)      (3.0)
                                                  -----       -----      -----
                                                  (29.6)      (37.2)     (49.5)
                                                  -----       -----      -----
Net interest payable                               (7.6)      (12.0)     (35.6)
                                                  =====       =====      =====

89

8.	TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a)	Analysis of tax credit for the year

                                                    2003        2002       2001
                                                (Pound)m    (Pound)m   (Pound)m
United Kingdom corporation tax based on the
   profits for the year at 30%
   (2002: 30%, 2001: 30%)                          (14.7)       (0.6)      16.4
Overseas taxation                                   (1.5)       (0.8)      (3.3)
Avoir fiscal credit                                  1.2          --         --
Adjustments in respect of prior years               25.8          --       (0.2)
Share of joint ventures' and associated
   undertakings' tax                                (1.7)        0.6       (0.3)
                                                   -----        ----       ----
Current tax credit/(charge) for the year             9.1        (0.8)      12.6
Deferred taxation                                    0.9         2.3        7.8
Adjustments in respect of deferred taxation
   for prior years                                   5.3        (0.4)        --
                                                   -----        ----       ----
Tax credit for the year                             15.3         1.1       20.4
                                                   =====        ====       ====

The adjustments in respect of deferred and current taxation for prior years include the effect of the disclaiming of capital allowances and the release of provisions no longer required following progress in the agreement with revenue authorities of prior periods’ tax liabilities.

(b)	Factors affecting current tax credit/(charge) for the year

The current tax credit/(charge) for the year ended 30 September 2003 is lower (2002: lower, 2001: lower) than the standard rate of corporation tax in the UK (30 per cent.). The difference is explained below:

                                                    2003        2002       2001
                                                (Pound)m    (Pound)m   (Pound)m
Loss on ordinary activities before taxation       (232.9)     (209.8)    (415.1)
                                                  ------      ------     ------
Tax at 30% (2002: 30%, 2001: 30%)                   69.9        62.9      124.5
(Increase)/decrease resulting from:
  Exceptional items and discontinued operations      0.5       (44.3)     (95.8)
  Amortisation                                      (5.4)      (19.9)      (4.9)
  Other permanent differences                      (87.0)        1.6       (1.2)
  Other timing differences                           4.8        (1.0)      (9.3)
  Overseas income taxed at other than UK
    statutory rate                                   0.5        (0.1)      (0.5)
  Adjustments in respect of prior years             25.8          --       (0.2)
                                                  ------      ------     ------
Current tax credit/(charge) for the year             9.1        (0.8)      12.6
                                                  ======      ======     ======

In 2003 other permanent differences include the mark to market effect of the re-categorisation of Thomson shares as current asset investments.

(c)	Factors that may affect future tax charges

At 30 September 2003 the Group has overseas deferred tax assets of US$20.1 million (2002: US$7.5 million, 2001: US$6.5 million) which have not been recognised, principally in respect of film rights and carried forward losses in relation to companies in the United States. These deferred tax assets can only be recovered against suitable taxable profits generated in the United States.

90

9.	DIVIDENDS PAID AND PROPOSED

                                                     2003      2002   2001 6.E.6
                                                 (Pound)m  (Pound)m     (Pound)m
Interim of 2.0p per Ordinary share
   (2002: 3.275p, 2001: 3.275p per share)            13.4      22.0       22.0
Second interim dividend of 2.0p per
   Ordinary share (2002: nil, 2001: nil)             13.4        --         --
Final 2002 dividend of 5.0p per Ordinary share
   (2001: 5.0p per share)                              --      33.5       33.6
                                                     ----      ----       ----
Ordinary dividends -- equity                         26.8      55.5       55.6
                                                     ----      ----       ----
Dividends paid on 6.5p Preference shares             10.5      10.5       10.5
                                                     ----      ----       ----
Preference dividends -- non-equity                   10.5      10.5       10.5
                                                     ----      ----       ----
Total dividends                                      37.3      66.0       66.1
                                                     ====      ====       ====

10.	EARNINGS PER SHARE

                                         2003                              2002                              2001
                                     Weighted                          Weighted                          Weighted
                                     average-                           average                           average
                                       number  Per share                 number  Per share                 number  Per share
                          Earnings  of shares     amount   Earnings   of shares     amount   Earnings   of shares     amount
                          (Pound)m   millions      pence   (Pound)m    millions      pence   (Pound)m    millions      pence
Loss attributable
  to shareholders           (217.6)                          (208.7)                           (394.7)
Preference dividends
  (note 9)                   (10.5)                           (10.5)                            (10.5)
                            ------      -----      -----     ------       -----      -----     ------       -----     -----
Basic earnings              (228.1)     670.5      (34.0)    (219.2)      670.7      (32.7)    (405.2)      670.0     (60.5)
Effect of dilutive
  securities
  Options                       --        0.7                    --          --                    --         0.8
Other                           --        --                     --         0.2                    --         1.0
                            ------      -----      -----     ------       -----      -----     ------       -----     -----
Diluted earnings            (228.1)     671.2      (34.0)    (219.2)      670.9      (32.7)    (405.2)      671.8     (60.5)
                            ======      =====      =====     ======       =====      =====     ======       =====     =====
Reconciliation to
  continuing
  operations
  pre-exceptionals
  earnings per share
Basic earnings              (228.1)     670.5      (34.0)    (219.2)      670.7      (32.7)    (405.2)      670.0     (60.5)
Discontinued
  operations                 (12.9)        --       (1.9)     179.7          --       26.8      346.5          --      51.7
                            ------      -----      -----     ------       -----      -----     ------       -----     -----
Continuing operations
  -- post-exceptionals      (241.0)        --      (35.9)     (39.5)         --       (5.9)     (58.7)         --      (8.8)
Exceptional items
  and amounts
written off investments*     302.2         --       45.1       51.4          --        7.7       50.3          --       7.5
                            ------      -----      -----     ------       -----      -----     ------       -----     -----
Continuing operations
  -- pre-exceptionals
  and amounts written
  off investments             61.2      670.5        9.1       11.9       670.7        1.8       (8.4)      670.0      (1.3)
                            ======      =====      =====     ======       =====      =====     ======       =====     =====

Continuing operations pre-exceptionals and amounts written-off investments earnings per share has been provided to illustrate the underlying performance of the Group.

* Including exceptional tax credits (note 5).

91

11.	INTANGIBLE FIXED ASSETS

                                                                Film
                                                           libraries
                                                 Goodwill  and other      Total
                                                 (Pound)m   (Pound)m   (Pound)m
Cost
At 1 October 2000                                   106.5      138.3      244.8
Expenditure                                         238.9        6.6      245.5
Retirements and disposals                          (108.3)     (18.3)    (126.6)
Exchange differences                                  1.3        0.3        1.6
                                                   ------      -----     ------

At 30 September 2001                                238.4      126.9      365.3
Expenditure                                            --        0.2        0.2
Adjustment in respect of deferred consideration      (3.5)        --       (3.5)
Transfers to tangible fixed assets                     --       (1.8)      (1.8)
                                                   ------      -----     ------

At 30 September 2002                                234.9      125.3      360.2
Expenditure                                            --        1.2        1.2
Adjustment in respect of deferred consideration      (0.4)        --       (0.4)
                                                   ------      -----     ------

At 30 September 2003                                234.5      126.5      361.0
                                                   ======      =====     ======
Amortisation
At 1 October 2000                                     4.5       28.1       32.6
Charge for the year                                   9.1       11.4       20.5
Retirements and disposals                            (5.8)      (2.2)      (8.0)
                                                   ------      -----     ------

At 30 September 2001                                  7.8       37.3       45.1
Charge for the year                                   5.9       10.7       16.6
Impairment                                           53.9         --       53.9
Transfers to tangible fixed assets                     --       (0.1)      (0.1)
                                                   ------      -----     ------

At 30 September 2002                                 67.6       47.9      115.5
Charge for the year                                   5.9       10.1       16.0
                                                   ------      -----     ------

At 30 September 2003                                 73.5       58.0      131.5
                                                   ======      =====     ======
Net book value at 30 September 2003                 161.0       68.5      229.5
                                                   ======      =====     ======
Net book value at 30 September 2002                 167.3       77.4      244.7
                                                   ======      =====     ======
Net book value at 30 September 2001                 230.6       89.6      320.2
                                                   ======      =====     ======

On acquisition, total HTV goodwill was allocated between analogue and digital. The goodwill relating to the digital broadcasting business, originally £179 million, is considered to have an indefinite useful life because of the durability and long-term profitability of the business, the strength of the underlying brand and the high barriers to entry in the broadcasting part of the business. If such goodwill had been amortised over a 20 year useful life (in line with rebuttable presumption in FRS10) operating profit for the year ended 30 September 2003 would have decreased by £6.8 million (2002: £nil, 2001: £5.9 million) and capitalised goodwill at 30 September 2003 would have been £6.8 million (2002: £nil, 2001: £5.9 million) lower than reported.

As required by FRS10, a formal impairment review has been carried out at the end of each year in relation to the digital goodwill. In 2002, changes to the digital broadcasting landscape, including delays in digital switchover, together with lower prospective net advertising revenue levels, indicated that the value of the digital goodwill had been impaired. An impairment charge of £50.0 million was therefore taken as an exceptional item in the profit and loss account (note 5). The calculation was performed in accordance with FRS11 and used a pre-tax discount rate of 13.3 per cent.

The impairment charge for 2002 also includes £3.9 million in respect of Planet 24 which is included within exceptional operating items (note 5). The pre-tax discount rate applied to future cashflows in the impairment calculation was 14.3 per cent.

92

12.	TANGIBLE FIXED ASSETS

                                      Land and Buildings    Plant and
                                     Freehold   Leasehold   Equipment     Total
                                     (Pound)m    (Pound)m    (Pound)m  (Pound)m
Cost
At 1 October 2000                       115.8        54.6       605.4     775.8
Expenditure                               0.5         0.8        41.8      43.1
Businesses acquired                      10.4         5.9         6.5      22.8
Businesses disposed                     (97.8)      (23.5)     (572.5)   (693.8)
Disposals                                (4.2)       (4.1)      (12.4)    (20.7)
Exchange differences                      2.7         0.5        15.5      18.7
                                        -----       -----      ------    ------
At 30 September 2001                     27.4        34.2        84.3     145.9
Expenditure                               0.2         0.1        11.4      11.7
Transfers from intangible
  fixed assets                             --          --         1.8       1.8
Disposals                                (0.1)       (0.8)       (2.6)     (3.5)
                                        -----       -----      ------    ------
At 30 September 2002                     27.5        33.5        94.9     155.9
Expenditure                                --         1.0        10.2      11.2
Disposals                                  --        (0.4)      (10.9)    (11.3)
                                        -----       -----      ------    ------
At 30 September 2003                     27.5        34.1        94.2     155.8
                                        =====       =====      ======    ======
Depreciation
At 1 October 2000                        16.4        15.2       325.8     357.4
Charge for the year                       1.5         3.1        40.8      45.4
Businesses disposed                     (17.2)      (13.3)     (347.1)   (377.6)
Disposals                                (0.1)       (0.1)      (10.0)    (10.2)
Exchange differences                      0.5         0.3         9.5      10.3
                                        -----       -----      ------    ------
At 30 September 2001                      1.1         5.2        19.0      25.3
Charge for the year                       0.4         4.7        17.9      23.0
Transfers from intangible
   fixed assets                            --          --         0.1       0.1
Disposals                                  --        (0.7)       (2.1)     (2.8)
                                        -----       -----      ------    ------
At 30 September 2002                      1.5         9.2        34.9      45.6
Charge for the year                       0.6         2.2        17.9      20.7
Disposals                                  --        (0.4)       (9.7)    (10.1)
                                        -----       -----      ------    ------
At 30 September 2003                      2.1        11.0        43.1      56.2
                                        =====       =====      ======    ======
Net book value at 30 September 2003      25.4        23.1        51.1      99.6
                                        =====       =====      ======    ======
Net book value at 30 September 2002      26.0        24.3        60.0     110.3
                                        =====       =====      ======    ======
Net book value at 30 September 2001      26.3        29.0        65.3     120.6
                                        =====       =====      ======    ======

The net book value of short leasehold property is £9.3m (2002: £9.9 million, 2001: £11.7 million) and is included above in leasehold land and buildings.

The net book value of tangible fixed assets held under finance leases is £1.7 million (2002: £1.8 million, 2001: £1.9 million) and is included above in leasehold land and buildings.

93

13.	FIXED ASSETS INVESTMENTS

                                            Joint     Associated         Other    Own shares
                                         ventures   undertakings   investments          held     Total
                                         (Pound)m       (Pound)m      (Pound)m      (Pound)m  (Pound)m
Cost and funding
At 1 October 2000                            33.5           19.8          48.6          12.7     114.6
Loans advanced                              223.7           13.4            --            --     237.1
Loans repaid                                   --           (1.6)           --            --      (1.6)
Share of retained results                  (197.5)         (23.5)           --            --    (221.0)
Additions                                     1.1             --         409.2            --     410.3
Liabilities assumed                            --           (0.3)           --            --      (0.3)
Disposal and conversion to subsidiary        (2.2)         (15.7)        (14.4)           --     (32.3)
Amounts written off                            --           (6.2)        (11.0)           --     (17.2)
Reclassifications                              --           14.5         (14.5)           --        --
Exchange differences and other                0.1             --           0.5          (1.7)     (1.1)
                                           ------          -----        ------         -----    ------
At 30 September 2001                         58.7            0.4         418.4          11.0     488.5
Additions                                     8.7           44.6           0.5            --      53.8
Disposals                                      --             --         (12.5)           --     (12.5)
Loans advanced                              108.3           13.7           0.1            --     122.1
Loans repaid or discharged                   (2.6)         (44.8)           --            --     (47.4)
Share of retained results                  (121.5)          (7.8)           --            --    (129.3)
Exchange differences and other                0.3             --           0.9          (0.3)      0.9
                                           ------          -----        ------         -----    ------
At 30 September 2002                         51.9            6.1         407.4          10.7     476.1
Loans advanced                                9.0            4.9            --            --      13.9
Loans repaid or discharged                   (3.2)            --            --            --      (3.2)
Share of retained results                    (6.4)          (3.7)           --            --     (10.1)
Exchange differences and other                5.9             --          46.2          (0.3)     51.8
Transfer to current asset investments
   (notes 13(ii) and 17)                       --             --        (447.5)           --    (447.5)
                                           ------          -----        ------         -----    ------
At 30 September 2003                         57.2            7.3           6.1          10.4      81.0
                                           ======          =====        ======         =====    ======
Goodwill
At 1 October 2000                              --             --            --            --        --
Additions arising on joint
   venture formation                         36.7             --            --            --      36.7
Amortisation                                 (0.1)            --            --            --      (0.1)
                                           ------          -----        ------         -----    ------
At 30 September 2001                         36.6             --            --            --      36.6
Additions during the year                    27.1             --            --            --      27.1
Amortisation                                 (2.1)            --            --            --      (2.1)
Exchange differences and other               (3.4)            --            --            --      (3.4)
                                           ------          -----        ------         -----    ------
At 30 September 2002                         58.2             --            --            --      58.2
Amortisation                                 (3.1)            --            --            --      (3.1)
Exchange differences and other               (1.1)            --            --            --      (1.1)
                                           ------          -----        ------         -----    ------
At 30 September 2003                         54.0             --            --            --      54.0
                                           ======          =====        ======         =====    ======

94

13.	FIXED ASSETS INVESTMENTS (continued)

                                             Joint      Associated         Other    Own shares
                                          ventures    undertakings   investments          held      Total
Provision                                 (Pound)m        (Pound)m      (Pound)m      (Pound)m   (Pound)m
At 1 October 2000 and 2001                     --              --            --            --         --
Provision for impairment (see below)        (30.6)             --            --          (8.2)     (38.8)
                                            -----             ---         -----          ----      -----
At 30 September 2002                        (30.6)             --            --          (8.2)     (38.8)
Provision for impairment                      1.7              --          (1.0)           --        0.7
                                            -----             ---         -----          ----      -----
At 30 September 2003                        (28.9)                         (1.0)         (8.2)     (38.1)
                                            =====             ===         =====          ====      =====
Net book value at 30 September 2003          82.3             7.3           5.1           2.2       96.9
                                            =====             ===         =====          ====      =====
Net book value at 30 September 2002          79.5             6.1         407.4           2.5      495.5
                                            =====             ===         =====          ====      =====
Net book value at 30 September 2001          95.3             0.4         418.4          11.0      525.1
                                            =====             ===         =====          ====      =====

(i)	Joint ventures and joint arrangements

In the year ended 30 September 2002 and 2001, included within joint ventures is the Group’s 50 per cent. share of the consolidated results and balance sheet of ITV Digital Holdings Limited and ITV Sport Channel Limited.

Following the appointment of the Liquidators in October 2002 to ONdigital 1998 plc (formerly ITV Digital plc) (the principal operating subsidiary of ITV Digital Holdings Limited) and the decision to close ITV Sport Channel, full provision has been made against the Group’s share of their net assets. A summary of the results and net assets is set out below:

                                                        2002           2001
                                                    (Pound)m       (Pound)m
Tangible fixed assets                                     --           51.9
Current assets                                            --          102.4
Liabilities due within one year (excluding
   shareholder loans)                                     --         (100.2)
Shareholder loans                                         --         (416.9)
                                                       -----         ------
Net liabilities                                           --         (362.8)
                                                       =====         ======

                                                        2002           2001
                                                    (Pound)m       (Pound)m
Turnover                                                64.1           90.2
                                                       -----         ------
Loss before interest                                   (99.1)        (175.7)
Interest payable                                          --             --
                                                       -----         ------
Loss after interest                                    (99.1)        (175.7)
                                                       =====         ======

The Group has an interest in ITV Network which is a company limited by guarantee, the main objective of which is to independently commission and schedule programmes on behalf of the regional Channel 3 licensees. The most significant transactions that are accounted for are the payment by Carlton of its share of the network programme budget and the payments received from ITV Network Centre for programmes that it commissions and that are produced by Carlton.

95

13.	FIXED ASSETS INVESTMENTS (continued)

(ii)	Other investments

Other investments included 15.5 million of shares in Thomson carried at book value at 30 September 2002 of £401.4 million (2001: £400.4 million). The market value at 30 September 2002 was £155.3 million (2001: £207.4 million). The Thomson shares were carried at €41.2 at 30 September 2002 and 2001 compared with a year end price of €15.9 (2001: €21.6). The Thomson shares are retranslated at each period end using the closing euro exchange rate. Exchange differences arising are hedged against the €638.6 million Exchangeable bond (note 21).

Carlton’s fixed asset investment in the 15.5 million shares in Thomson was re-categorised at 30 September 2003 as a current asset investment (see note 17) under ITV plc policies as the ITV board is not certain that it intends to hold the shares for the long term. Accordingly the carrying value of the investment is written down from cost of £447.5 million to the market value of £162.5 million based upon a share price of €15 on 30 September 2003 and disclosed as an amount written off investments within continuing operations.

In the year to 30 September 2003 the shares traded between €9.4 and €22.3 and the closing price on 24 November 2003 (the last practical date before the issue of the second interim statement) was €17.99.

In the year to 30 September 2002 the shares traded between €15.7 and €36.7 and the closing price on 22 November 2002 (the last practical date before the issue of the 2002 financial statements) was €20.3.

(iii)	Own shares held

Own shares held comprise listed Carlton Ordinary shares held within an Employee Share Ownership Trust and a Qualifying Employee Share Ownership Trust. The shares are held to cover awards under employee share plans. Nil-price share options are allocated to shares held in the Employee Share Ownership Trust and the market price at date of grant of these options is amortised over the vesting period.

At 30 September 2002, the value of own shares was assessed against the year end share price of £1.09 and a provision for impairment of £8.2 million was made. The impairment excludes certain nil-price DABS and LTIS options already amortised below £1.09.

The year end market values and book values of the shares held by the Group are as follows:

                                              2003                             2002                           2001
                                Number of                        Number of                       Number of
                                 Ordinary    Market      Book     Ordinary    Market      Book    Ordinary    Market      Book
                                   shares     value     value       shares     value     value      shares     value     value
                                     held  (pound)m  (pound)m         held  (pound)m  (pound)m        held  (pound)m  (pound)m
Employee Share Ownership Trust  1,643,673       2.7       1.4    1,822,172       1.9       1.7   2,016,126       2.7       7.9
Qualifying Employee Share
  Ownership Trust                 693,633       1.1       0.8      696,177       0.8       0.8     696,177       0.9       3.1
                                ---------       ---       ---    ---------       ---       ---   ---------       ---      ----
                                2,337,306       3.8       2.2    2,518,349       2.7       2.5   2,712,303       3.6      11.0
                                =========       ===       ===    =========       ===       ===   =========       ===      ====

14.	STOCKS

                                              2003           2002           2001
                                          (pound)m       (pound)m       (pound)m
Work in progress                               1.4            1.7            1.8
Finished goods                                 3.3            4.6            5.3
                                               ---            ---            ---
                                               4.7            6.3            7.1
                                               ===            ===            ===

There is no material difference between the replacement cost of stocks and their carrying value.

96

15.	PROGRAMME AND FILM RIGHTS

                                                    2003        2002        2001
                                                (pound)m    (pound)m    (pound)m
Programmes in production                            15.5        24.7        27.0
Completed programmes and film rights               152.6       138.9       148.0
                                                   -----       -----       -----
                                                   168.1       163.6       175.0
                                                   =====       =====       =====

16.	DEBTORS

                                                        2003      2002      2001
                                                    (pound)m  (pound)m  (pound)m
Amounts falling due within one year:
  Trade debtors                                        130.6     121.9     135.5
  Deferred tax asset (note 25)                           6.9       0.7       --
  Other debtors                                         19.0      24.0      32.7
  Prepayments and accrued income                        17.5      24.4      28.5
                                                       -----     -----     -----
                                                       174.0     171.0     196.7
                                                       -----     -----     -----
Amounts falling due after more than one year:
  Prepayments and accrued income                        15.2      17.6      19.9
                                                       =====     =====     =====

17.	CURRENT ASSET INVESTMENTS

                                                      2003       2002       2001
                                                  (pound)m   (pound)m   (pound)m
Loan notes                                              --       32.8      206.5
Certificates of tax deposit                            5.5        7.5        7.5
Listed securities and other investments              162.8        0.3        0.8
                                                     -----       ----      -----
                                                     168.3       40.6      214.8
                                                     =====       ====      =====

Carlton’s fixed asset investment in the 15.5 million shares in Thomson was re-categorised at 30 September 2003 as a current asset investment (see note 13) under ITV plc policies as the ITV plc board is not certain that it intends to hold the shares for the long term. Accordingly the carrying value of the investment is written down from cost of £447.5 million to the market value of £162.5 million based upon a share price of €15 on 30 September 2003 and disclosed as an amount written off investments within continuing operations.

The loan notes were issued to the Group in 2001 by Thomson as part of the Technicolor sale. In March 2002 $175 million of the notes were sold and $75 million matured. The remaining $50 million matured in March 2003. The notes accrued interest at 6 month dollar libor plus 0.15% with all interest being compounded and cash settled at the maturity date of the notes. These non-quoted loan notes were held at directors’ valuation and were supported by bank guarantee.

18.	CASH AND OTHER LIQUID FUNDS

                                                      2003       2002       2001
                                                  (pound)m   (pound)m   (pound)m
Cash at bank and in hand                             509.6      552.9      256.5
                                                     =====      =====      =====

Cash at bank and in hand comprises bank deposits which have a maximum maturity of twenty-four hours and interest earned is based on that available in the overnight money market.

Included within cash at bank and in hand is £25.4 million (2002: £30.2 million; 2001: £27.4 million) the use of which is restricted to meeting finance lease commitments (note 23).

97

19.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                      2003       2002       2001
                                                  (pound)m   (pound)m   (pound)m
Overdrafts and short-term borrowings (note 20)          --       35.0       77.4
Trade creditors                                       58.9       56.8      120.2
Corporation tax                                       80.1       88.5       83.5
Other tax and social security                         18.7       17.1       11.4
Other creditors                                       23.0       24.1       27.0
Accruals and deferred income                         131.7      146.6      133.8
Dividends                                             13.4       33.5       33.6
                                                     -----      -----      -----
                                                     325.8      401.6      486.9
                                                     =====      =====      =====

20.	OVERDRAFTS AND SHORT TERM BORROWINGS

                                                      2003       2002       2001
                                                  (pound)m   (pound)m   (pound)m
Overdrafts                                              --         --       20.1
Loans due within one year                               --       35.0       55.2
Loan notes and other short term borrowings              --         --        2.1
                                                      ----       ----       ----
                                                        --       35.0       77.4
                                                      ====       ====       ====

Loans repayable within one year comprise loan notes issued under the Company’s £1,000 million Euro Medium Term Note programme.

21.	LOANS

                                                  2003         2002         2001
                                              (pound)m     (pound)m     (pound)m
Repayable:
Between one and two years                        443.3           --        101.0
Between two and five years                       210.7        605.8         11.5
Over five years                                  249.2        249.0        446.5
                                                 -----        -----        -----
                                                 903.2        854.8        559.0
                                                 =====        =====        =====

Repayable between one and two years

Loans repayable between one and two years as at 30 September 2003 comprise an unsecured €638.6 million Exchangeable bond stated net of the costs of issue which has a coupon of 2.25 per cent. and matures in January 2007. The Exchangeable bond can be exchanged at any time at the option of investors into the Company’s 15.5 million shares in Thomson at an exchange price of €41.2 per share. The investors also hold the right to put the bonds back to the Company in January 2005. The Company has the right to redeem the bonds at par on or after 4 July 2003 if the underlying shares in Thomson have traded at a 30 per cent. premium to the exchange price of €41.2 on 20 consecutive trading days in any period of 30 trading days. Loans repayable between one and two years as at 30 September 2001 comprise loan notes issued under the Company’s £1,000 million Euro Medium Term Note programme. During 2002 the Company repurchased €105 million of the €150 million March 2003 loan notes issued under the Company’s Euro Medium Term Note programme for a total consideration (excluding accrued interest purchased) of €104.2 million.

98

21.	LOANS (continued)

Repayable between two and five years

Loans repayable between two and five years as at 30 September 2003, 2002 and 2001 include loan notes totalling £11.5 million issued under the Company’s £1,000 million Euro Medium Term Note programme. Loans repayable between two and five years as at 30 September 2003 and 2002 also comprise an unsecured £200 million Eurobond stated net of the costs of issue which has a coupon of 7.625 per cent. and matures in June 2007. Loans repayable between two and five years as at 30 September 2002 also included the unsecured €638.6 million Exchangeable bond stated net of the costs of issue which has a coupon of 2.25 per cent. and matures in January 2007.

Repayable after five years

Loans repayable after five years as at 30 September 2003, 2002 and 2001 comprise an unsecured £250 million Eurobond stated net of the costs of issue which has a coupon of 5.625 per cent. and matures in March 2009 and unsecured loan notes totalling £0.9 million. Loans repayable after five years as at 30 September 2001 also included the unsecured £200 million Eurobond stated net of the costs of issue which has a coupon of 7.625 per cent. and matures in June 2007.

All loans are repayable other than by instalment.

As at 30 September 2003 and 2002 the Company has total committed bank facilities of £100 million under a syndicated facility which matures in April 2006 or on a change in control. The facility was undrawn at 30 September 2003 and 2002.

22.	CONVERTIBLE DEBT

                                                      2003       2002       2001
                                                  (pound)m   (pound)m   (pound)m
Exchangeable Capital Securities                       86.5       91.3       97.8
                                                      ====       ====       ====

The US$150 million undated Exchangeable Capital Securities are divided into 6,000,000 Exchangeable Capital Securities of US$25 per security with a coupon of 8 per cent. per annum, and were redeemable at the option of the Company from 7 October 1998 at US$26 per security reducing each year until 7 October 2003 from which time the redemption price is US$25 per security. The Exchangeable Capital Securities rank senior to the Preference shares of the Company in the event of a winding up. The Exchangeable Capital Securities are exchangeable at the option of the Company at any time into Cumulative US dollar- denominated Redeemable Preference shares of US$0.01 each in the Company on a one-for-one basis. The rights of such Preference shares are summarised in note 26.

23.	FINANCE LEASE CREDITORS

                                                    2003       2002       2001
                                                (pound)m   (pound)m   (pound)m
Repayable:
  Between one and two years                          1.4        1.1        0.9
  Between two and five years                         5.3        5.8        3.8
  Over five years                                   21.2       24.8       24.2
                                                    ----       ----       ----
                                                    27.9       31.7       28.9
                                                    ====       ====       ====

As at 30 September 2003 included within finance leases due after one year is £25.4 million (2002: £30.2 million, 2001: £27.4 million) in relation to the sale and leaseback of rights associated with programme production.

99

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financing

Carlton’s policy is to finance itself long-term using debt instruments with a range of maturities. Carlton has traditionally raised fixed rate debt from the US and European Capital Markets, as well as obtaining bank facilities from the UK Syndicated Market.

Objectives, policies and strategies

The most significant treasury exposures faced by Carlton are raising finance, managing interest rate and currency positions and investing surplus cash in high quality assets. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage these exposures. Transactions are only undertaken if they relate to underlying exposures. Regular reports are provided to senior management and treasury operations are subject to periodic independent reviews and internal audit.

Interest rate management

Carlton uses interest rate swaps, options and forward rate agreements to manage its interest rate exposures on its debt and cash positions with the objective of minimising its net interest cost.

The interest rate profile of Carlton’s interest bearing assets and liabilities at 30 September 2003, 2002 and 2001 are detailed in notes 17, 18, 20 and 24(a) respectively.

Borrowings are denominated in currencies that broadly match Carlton’s net assets as described below. The fair values of borrowings and cash at 30 September 2003, 2002 and 2001 are compared to their book values in note 24(b).

Currency management

Carlton faces currency exposure on trading transactions undertaken by its subsidiaries in foreign currencies. In addition, Carlton is also subject to currency exposures arising on its 15.5 million shares in Thomson (quoted in euros), loan notes issued by Thomson (denominated in dollars which matured March 2003) and cash and debt instruments denominated in dollars and euros.

Carlton hedges a proportion of its transactional exposures by taking out forward foreign exchange contracts of up to four years forward against its anticipated and known sales and purchases. The decision to hedge is influenced by the size of exposure, the certainty of it arising, the trading and market position of the company in which the exposure arises and the current exchange rate.

At 30 September 2003 Carlton estimated that its net purchases of foreign currency in the following twelve months relating to trading transactions would total less than £60 million (2002: £30 million, 2001: £50 million) after taking into account foreign currency hedging in place. The 30 September 2003 fair value of foreign exchange contracts maturing in 2004 was positive £0.7 million (2002: negative £2.9 million, 2001: negative £3.1 million) due to forward purchases of swiss francs and euros undertaken in previous years when sterling was stronger.

Carlton’s balance sheet translation exposure is managed by partially matching currency assets with a combination of currency borrowings and forward foreign exchange option contracts.

Carlton’s largest single balance sheet currency exposure in economic terms is in euros. The exposure relates to a €638.6 million exchangeable bond (£395.4 million net of issue costs) which is offset by the value of the 15.5 million shares in Thomson (worth £162.5 million at 30 September 2003, 2002: £155.4 million, 2001: £207.4 million) and the purchase in May 2002 of a €425 million (£266.5 million at the strike rate) currency call option with a strike rate of 1.5947 (at a cost of £11.0 million) which matures in January 2005 and had a fair market value of £36.9 million at 30 September 2003 (2002: £10.7 million). The cost of the call option is being written off on a straight line basis over its life (32 months) and to the extent that the written down value exceeds the fair market value further provision will be made. In 2003 £4.1 million of premium cost was written off (2002: £1.7 million).

100

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Investment in cash

Carlton operates strict investment guidelines with respect to surplus cash and the emphasis is on preservation of capital. Consequently, discretionary investments with maturity greater than one year must be rated AA or better and discretionary investments of less than one year must be rated A1 or P1 by the major credit rating agencies. There are also conservative limits for individual counter-parties. The maturity profile of investments is managed according to the forecast cash needs of the Group.

For the purposes of the disclosures which follow in this note (other than in the currency risk disclosures), short-term debtors and creditors which arise directly from the Group’s operations have been excluded as permitted under FRS13.

(a)	Interest rate risk profile

Financial assets

Financial assets of the Group which earn interest are cash and other liquid funds (note 18) and for 2002 and 2001 loan notes held in Thomson (note 17). The interest rate profile of the financial assets of the Group by currency denomination as at 30 September 2003, 2002 and 2001 is shown below:

                         As at 30 September 2003        As at 30 September 2002          As at 30 September 2001
                                              Non-                            Non-                              Non-
                                          interest                        interest                          interest
                         Total  Floating   bearing      Total  Floating    bearing       Total  Floating     bearing
                      (pound)m  (pound)m  (pound)m   (pound)m  (pound)m   (pound)m    (pound)m  (pound)m    (pound)m
Thomson shares           162.5        --     162.5      401.4        --      401.4       400.4        --       400.4
Sterling cash            442.5     442.5        --      502.4     502.4         --       251.0     251.0          --
US dollar cash            67.1      67.1        --       50.5      50.5         --         5.5       5.5          --
US dollar loan notes        --        --        --       32.8      32.8         --       206.5     206.5          --
                         -----     -----     -----      -----     -----      -----       -----     -----       -----
Total                    672.1     509.6     162.5      987.1     585.7      401.4       863.4     463.0       400.4
                         =====     =====     =====      =====     =====      =====       =====     =====       =====

As at 30 September 2002 the US dollar Thomson loan notes were paying a weighted average floating rate of 1.98 per cent. (2001: 3.58 per cent.).

Financial liabilities

The interest rate profile of the financial liabilities of the Group by currency denomination as at 30 September 2003, 2002 and 2001 is shown below:

                                 As at 30 September 2003                              As at 30 September 2002
                                                    Weighted    Weighted                                 Weighted   Weightedd
                                                     average     average                                  average     average
                                                  fixed rate    time for                               fixed rate    time for
                                                       at 30  which rate                                    at 30  which rate
                        Total  Floating     Fixed  September    is fixed     Total  Floating     Fixed  September    is fixed
                     (pound)m  (pound)m  (pound)m          %       Years  (pound)m  (pound)m  (pound)m          %       Years
Sterling Preference
  shares                163.5        --     163.5       6.50         1.5     163.6       --      163.6       6.50         2.5
Sterling debt           931.1     903.2      27.9       5.77        12.0     474.4    447.4       27.0       5.83        13.0
US dollar debt           86.5      86.5        --         --          --     538.4    538.4         --         --          --
                      -------     -----     -----       ----         ---   -------    -----      -----       ----         ---
Total                 1,181.1     989.7     191.4       6.39         3.0   1,176.4    985.8      190.6       6.41         4.2
                      =======     =====     =====       ====         ===   =======    =====      =====       ====         ===

                                            As at 30 September 2001
                                                           Weighted     Weighted
                                                            average     average
                                                         fixed rate    time for
                                                              at 30  which rate
                               Total  Floating     Fixed  September    is fixed
                            (pound)m  (pound)m  (pound)m          %       Years
Sterling Preference shares     163.6        --     163.6       6.50         3.5
Sterling debt                  218.8     189.8      29.0       5.83        14.0
US dollar debt                  544.3     446.5      97.8      7.25          --
                               -----     -----     -----       ----        ----
Total                          926.7     636.3     290.4       6.69          --
                               =====     =====     =====       ====        ====

Sterling Preference shares

The Preference shares are described in note 26. The weighted average time for which the rate is fixed on these Preference shares has been calculated on the assumption that the Company redeems the shares at the earliest opportunity.

Sterling fixed rate liabilities

Sterling fixed rate liabilities relate to finance lease creditors (note 23).

101

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Sterling floating rate liabilities

Year ended 30 September 2003

Sterling floating rate cost of borrowing mainly comprises the post swap costs of various debt instruments described below:

The €638.6 million Exchangeable bond was swapped with effect from May 2002 from its fixed rate cost of 2.25 per cent. into a floating rate cost of 1 month sterling libor minus 2.81 per cent. on a notional amount of £394.9 million until January 2005.

The effective financing cost of the £250 million Eurobond was swapped in July 2003 into 6 month sterling libor set in arrears plus 0.67 per cent. if the libor rate fixing is greater than 3.0 per cent. and no higher than 4.75 per cent. If the libor rate fixing is greater than 4.75 per cent. the margin rises to 1.92 per cent. If the libor rate fixing is 3.0 per cent. or less the bond coupon of 5.625 per cent. is payable. If 6 month dollar sets at 3.75 per cent. or above on a rate fixing date both the bank and Carlton have the option to terminate and cash settle the swap at fair market value. This is because at this level a dormant swap as at 30 September 2003 will become active again. Under the terms of this dormant swap if 6 month dollar libor exceeds 3.75 per cent. Carlton receives the bond coupon of 5.625 per cent. and pays 6 month dollar libor plus 0.75 per cent. (payable in sterling) up to September 2004. From September 2004 the bank has the choice of receiving 6 month dollar libor plus 0.75 per cent. set in arrears or in advance (payable in sterling) or 6 month sterling libor minus 0.1 per cent. set in arrears or in advance. If 6 month dollar libor set in advance sets above 6.5 per cent. a further 1 per cent. margin for that period is payable. In January 2003 Carlton sold swaps for a gain of £21 million that had been entered into in July 2002. These swaps also matched the £250 million Eurobond and had the effect of swapping the bond coupon into 6 month dollar libor plus 0.75 per cent. (payable in sterling) if 6 month dollar libor set below 3.75 per cent. As at 30 September 2003 £6.9 million remains unamortised and will be recognised through the profit and loss account during years 2004 to 2006.

In April 2003 the £200 million Eurobond was swapped such that Carlton receives the bond coupon of 7.625 per cent. and pays 6 month sterling libor plus 3.19 per cent. The bank has the option to cancel the swap for nil value at each 6 monthly rate fixing date. Carlton has a further swap matched against this Eurobond which was dormant as at 30 September 2003. Under the terms of this dormant swap if 6 month dollar libor exceeds 3.75 per cent. Carlton receives the bond coupon of 7.625 per cent. and pays 6 month dollar libor set in arrears plus 0.415 per cent. (payable in sterling) up to December 2004. From December 2004 the bank has the choice of receiving 6 month dollar libor plus 0.75 per cent. set in arrears or in advance (payable in sterling) or 6 month sterling libor minus 0.1 per cent. set in arrears or in advance. If 6 month dollar libor set in advance sets above 6.5 per cent. a further 1 per cent. margin for that period is payable. The dormant swap is no longer designated as a hedge for accounting purposes and as such Carlton’s policy is to provide to the extent that the swap represents an onerous contract. As at 30 September 2003 £1.1 million was provided against this swap.

£11.5 million private placement loan notes issued under the £1,000 million Euro Medium Term Note Programme have a post swap financing cost of 6 month libor plus 0.48 per cent.

Year ended 30 September 2002

Sterling floating rate borrowing mainly comprises the €638.6 million Exchangeable bond which was swapped with effect from May 2002 from its fixed rate cost of 2.25 per cent. into a floating rate cost of 1 month sterling libor minus 2.81 per cent. on a notional amount of £394.9 million until January 2005 and £46.5 million private placement loan notes issued under the £1,000 million Euro Medium Term Note Programme. The private placement loan notes have been issued in a range of currencies and swapped back to sterling to give a financing cost ranging between 6 month libor plus 0.19 per cent. and 0.48 per cent.

Year ended 30 September 2001

Sterling floating rate borrowing comprises £167.7 million private placement loan notes issued under the £1,000 million Euro Medium Term Note Programme with the majority of the other borrowings residing in interest offset arrangements with UK clearing banks where they are netted off against cash for the purposes of interest calculation. The private placement loan notes have been issued in a range of currencies and swapped back to sterling to give a financing cost ranging between 6 month libor plus 0.12 per cent. and 0.48 per cent. The remaining floating rate borrowings bear interest at rates up to UK base rate plus 1 per cent.

102

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Dollar floating rate liabilities

Year ended 30 September 2003

Dollar floating rate cost of borrowing comprises the post swap cost of the US$150 million Exchangeable Capital Securities (note 22). Under the swap the Group receives 8 per cent. (to match the coupon on the securities) and pays the higher of 3 month dollar libor set in arrears or in advance plus 2.45 per cent. The swap is cancellable at the bank’s option at any time for no consideration. The maturity of the swap is October 2028 (unless cancelled earlier).

Year ended 30 September 2002

Dollar floating rate borrowing comprises the £200 million and £250 million Eurobonds (note 21) and the US$150 million Exchangeable Capital Securities (note 22) which have been swapped into floating rate dollars as follows:

The sterling bonds were swapped with effect from June 2001 (“£200 million bond”) and September 2001 (“£250 million bond”) from their fixed rates of 7.625 per cent. and 5.625 per cent. respectively into 6 month dollar libor plus 0.75 per cent. (but payable in sterling) subject to a knock-in commencing from December 2002 (£200 million bond) and September 2002 (£250 million bond) such that if the 6 month dollar rate fixing is at or below 3.75 per cent. there is no net swap payment or receipt relating to that 6 month period only. In addition both sterling bonds have been swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month dollar libor plus 0.75 per cent. to 6 month dollar libor plus 0.415 per cent. and 0.42 per cent. respectively set in arrears (if the rate setting at the start of the relevant 6 month period is above 3.75 per cent.). Under the swap terms the bank also has the option (commencing from December 2004 for the £200 million bond and September 2004 for the £250 million bond) to choose between the floating rate cost of 6 month dollar libor plus 0.75 per cent. or 6 month sterling libor minus 0.1 per cent. either being set in advance or in arrears (if the dollar rate setting at the start of the relevant 6 month period is above 3.75 per cent.). In addition with effect from March 2002 for any dollar rate settings in advance above 6.5 per cent. the margin under the swap is increased by an additional 1 per cent. for that 6 month period only. Finally with effect from September 2002 the £250 million bond has been swapped into 6 month dollar libor plus 1.075 per cent. plus a further potential additional margin (but payable in sterling) including if the dollar rate setting in advance for any given 6 month period is at or below 3.75 per cent. Further potential additional margin (to be applied with effect from September 2002) arises to the extent that on a one for one basis the 1 year dollar swap rate observed on 5 November 2003 exceeds each of the strike levels of 4.0 per cent., 4.5 per cent. and 5.0 per cent. on £125 million notional and to the extent that on a one for one basis the 1 year dollar swap rate observed on 17 December 2003 exceeds each of the strike levels of 3.8 per cent., 4.05 per cent. and 4.25 per cent. on £125 million notional. As at 30 September 2002 the implied 1 year dollar swap rates on 5 November 2003 and 17 December 2003 were 2.68 per cent. and 2.79 per cent.

The Group entered into a cancellable swap with effect from February 1999 with a potential maturity of October 2028 which is matched against the US$150 million Exchangeable Capital Securities. Under the swap the Group receives 8 per cent. (to match the coupon on the securities) and pays the higher of 7.25 per cent. or 3 month dollar libor plus 0.25 per cent. For all periods to date this resulted in a payment of 7.25 per cent. The payment basis of the swap was amended with effect from September 2002 to 3 month dollar libor plus 2.65 per cent. set in arrears or advance at the bank’s option. The swap is cancellable at the bank’s option from October 2003 onwards. If the bank exercises this option it must pay the Group US$6 million.

Year ended 30 September 2001

Dollar floating rate borrowing comprises the £200 million and £250 million Eurobonds (note 21) which have been swapped as follows:

103

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

In June 2001 both bonds were swapped from their fixed rates of 5.625 per cent. and 7.625 per cent. respectively (commencing June 2001 for the £200 million bond and September 2001 for the £250 million bond) into 6 month dollar libor plus 0.75 per cent. (but payable in sterling) subject to the knock-in commencing from the bond coupon dates of March 2002 and June 2002 that if the 6 month dollar rate fixing is at or below 3.75 per cent. there is no net swap payment or receipt relating to that 6 month period only. In August 2001 both bonds were swapped for a period of 3 years commencing December 2001 and September 2001 respectively from 6 month libor plus 0.75 per cent. to 6 month dollar libor plus 0.415 per cent. and 0.42 per cent. respectively set in arrears. In November 2001 the swap contracts were amended such that the 3.75 per cent. knock-ins were delayed by 6 months until September 2002 and December 2002. In exchange for this the bank was given the option (commencing from September 2004 and December 2004 respectively) to choose the floating rate cost to the Group of 6 month dollar libor plus 0.75 per cent. or 6 month sterling libor minus 0.1 per cent. either being set in advance or in arrears. In addition with effect from March 2002 for any dollar rate settings in advance above 6.5 per cent. the Group will pay an additional 1 per cent. on the swap margin for that 6 month period only.

Dollar fixed rate borrowing as at 30 September 2001 comprise of the US$150 million Exchangeable Capital Securities. In February 1999 the Group entered into a 30 year cancellable swap which matches against the Exchangeable Capital Securities. Under the swap the Group receives 8 per cent. (to match the coupon) and pays the higher of 7.25 per cent. or 3 month libor plus 0.25 per cent. (set in arrears or advance at the bank’s option and for the period until October 2003 the bank has the choice of sterling or dollar libor). The swap is cancellable at the bank’s option from October 2003 onwards. As at 30 September 2001 the weighted average time for which dollar borrowings and total borrowings was fixed is infinite due to the US$150 million Exchangeable Capital Securities which are undated.

(b)	Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the Group’s financial assets and financial liabilities as at 30 September 2003, 2002 and 2001.

                                                            As at                 As at             As at
                                                        30 September          30 Septemb30        September
                                                            2003                  2002               2001
                                                       Book       Fair       Book      Fair      Book      Fair
                                                      Value      Value      Value     Value     Value     Value
                                                   (pound)m   (pound)m   (pound)m  (pound)m  (pound)m  (pound)m
Primary financial instruments held or issued
  to finance the Group's operations:
Overdrafts and short-term borrowings (note 20)           --         --      (35.0)    (33.8)    (77.4)    (77.4)
Loans (notes 21 and 23)                              (931.1)    (939.0)    (886.5)   (753.0)   (587.9)   (580.4)
Convertible debt (note 22)                            (86.5)     (83.1)     (91.3)    (49.6)    (97.8)    (98.0)
Preference shares (note 26)                          (163.5)    (156.6)    (163.6)   (139.5)   (163.6)   (157.1)
                                                   --------   --------   --------    ------    ------    ------
                                                   (1,181.1)  (1,178.7)  (1,176.4)   (975.9)   (926.7)   (912.9)
Cash and other liquid funds (note 18)                 509.6      509.6      552.9     552.9     256.5     256.5
Equity interest in Thomson (notes 13 and 17)          162.5      162.5      401.4     155.3     400.4     207.4
Loan notes held in Thomson  (note 17)                    --         --       32.8      32.8     206.5     206.5
Derivative financial instruments held to manage
  the interest rate and currency profile:
  Interest rate swaps, swaptions and caps               0.7       (7.3)       3.5      13.4        --      (3.9)
Derivative financial instruments held or issued
  to hedge the currency exposure on
  expected future sales and purchases:
  Forward foreign exchange contracts                    5.2       37.6        9.3       7.8        --      (5.8)
                                                   --------   --------   --------    ------    ------    ------

104

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

Market values have been used to determine the fair value of listed Preference shares, debt issued, equity interest in Thomson, cash, interest rate and foreign exchange derivatives. The Thomson loan notes which are not listed have been included at directors’ valuation as at 30 September 2002 and 2001.

(c)	Gains/(losses) on hedging contracts

The table below details gains/(losses) on hedging contracts at 30 September 2003:

                                                                  Deferred                   Unrecognised
                                                                          Total net                     Total net
                                                                             gains/                        gains/
                                                          Gains    Losses  (losses)     Gains    Losses  (losses)
                                                       (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Gains/(losses)on hedges at 1 October 2002                    --     (11.1)    (11.1)     30.6     (20.4)     10.2
Losses/(gains) arising in previous years that
  were recognised in 2003                                    --       4.6       4.6     (18.8)      8.3     (10.5)
Gains/(losses) arising in 2003 that were
  not recognised in 2003                                    6.9        --       6.9      39.9      (8.2)     31.7
                                                            ---      ----       ---      ----     -----      ----
Gains/(losses) on hedges at 30 September 2003               6.9      (6.5)      0.4      51.7     (20.3)     31.4
                                                            ---      ----       ---      ----     -----      ----
Of which:
Gains/(losses) expected to be recognised in 2004            4.5      (4.5)       --       6.2        --       6.2
Gains/(losses) expected to be recognised in 2005
  or later                                                  2.4      (2.0)      0.4      45.5     (20.3)     25.2
                                                            ---      ----       ---      ----     -----      ----

The unrecognised gain of £39.9 million arising in 2003 mainly relates to the increase in value of a €425 million currency call option which was purchased to hedge differences that may arise on the maturity of the €638.6 million Exchangeable bond.

The table below details gains/(losses) on hedging contracts at 30 September 2002:

                                                                  Deferred                   Unrecognised
                                                                          Total net                     Total net
                                                                             gains/                        gains/
                                                          Gains    Losses  (losses)     Gains    Losses  (losses)
                                                       (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Gains/(losses)on hedges at 1 October 2001                    --      (2.1)     (2.1)     12.2     (22.0)     (9.8)
Losses/(gains) arising in previous years that
  were recognised in 2002                                    --       0.3       0.3      (8.2)      3.9      (4.3)
Gains/(losses) arising in 2002 that were
  not recognised in 2002                                     --      (9.3)     (9.3)     26.6      (2.3)     24.3
                                                            ---      ----       ---      ----     -----      ----
Gains/(losses) on hedges at 30 September 2002                --     (11.1)    (11.1)     30.6     (20.4)     10.2
                                                            ---      ----       ---      ----     -----      ----
Of which:
Gains/(losses) expected to be recognised in 2003             --      (4.5)     (4.5)     16.1      (4.1)     12.0
Gains/(losses) expected to be recognised in 2004
  or later                                                   --      (6.6)     (6.6)     14.5     (16.3)     (1.8)
                                                            ---      ----       ---      ----     -----      ----

The deferred loss of £9.3 million arising in 2002 relates to the purchase of a €425 million currency call option for £11.0 million less premium written off during the year of £1.7 million.

105

24.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

The table below details gains/(losses) on hedging contracts at 30 September 2001:

                                                                  Deferred                   Unrecognised
                                                                          Total net                     Total net
                                                                             gains/                        gains/
                                                          Gains    Losses  (losses)     Gains    Losses  (losses)
                                                       (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
Gains/(losses) on hedges at 1 October 2000                  0.2      (2.4)     (2.2)      6.8     (20.8)    (14.0)
Losses/(gains) arising in previous years that
  were recognised in 2001                                   0.2      (0.3)     (0.1)      6.8      (8.2)     (1.4)
                                                           ----      ----       ---      ----     -----      ----
                                                             --      (2.1)     (2.1)       --     (12.6)    (12.6)
Gains/(losses) arising in 2001 that were
  not recognised in 2001                                     --        --        --      12.2      (9.4)      2.8
                                                           ----      ----       ---      ----     -----      ----
Gains/(losses) on hedges at 30 September 2001                --      (2.1)     (2.1)     12.2     (22.0)     (9.8)
                                                           ----      ----       ---      ----     -----      ----
Of which:
Gains/(losses) expected to be recognised in 2002             --      (0.3)     (0.3)      4.1      (4.2)     (0.1)
Gains/(losses) expected to be recognised in 2003
  or later                                                   --      (1.8)     (1.8)      8.1     (17.8)     (9.7)
                                                           ----      ----       ---      ----     -----      ----

(d)	Maturity profile

The maturity profile of cash and other liquid funds can be found in note 18 and the maturity profile of the Thomson loan notes is detailed in note 17. The maturity profile for financial liabilities can be found in notes 20, 21, 22 and 23. The unamortised issue costs associated with the loans and convertible debt are immaterial.

(e)	Currency exposures

The table below shows the Group’s currency exposures i.e. those transactional (or non-structural) exposures that give rise to the net currency gains and losses in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved. As at 30 September 2003, 2002 and 2001 these exposures were as follows:

                            As at 30 September 2003          As at 30 September 2002            As at 30 September 2001
                             Net foreign currency             Net foreign currency                Net foreign currency
                        monetary assets/(liabilities)     monetary assets/(liabilities)     monetary assets/(liabilities)
                             US      Swiss                     US      Swiss                     US     Swiss
                         dollar     francs      Total      dollar     francs     Total       dollar     francs      Total
                       (pound)m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m
Functional currency
  of Group operation
Sterling                  (66.5)        --      (66.5)      (26.3)     (41.1)     (67.4)       40.7      (51.4)    (10.7)
                          -----       ----      -----       -----      -----      -----        ----      -----     -----
Total                     (66.5)        --      (66.5)      (26.3)     (41.1)     (67.4)       40.7      (51.4)    (10.7)
                          =====       ====      =====       =====      =====      =====        ====      =====     =====

106

25.	PROVISIONS FOR LIABILITIES AND CHARGES

                                               Closure of    Deferred
                                               businesses    taxation     Total
                                                 (pound)m    (pound)m  (pound)m
At 1 October 2000                                      --        11.9      11.9
Profit and loss account - current                      --        (7.8)     (7.8)
Other                                                  --        (2.9)     (2.9)
                                                    -----        ----     -----
At 30 September 2001                                   --         1.2       1.2
Profit and loss account - current                    64.0        (2.3)     61.7
Profit and loss account - prior                        --         0.4       0.4
Utilised                                            (17.3)         --     (17.3)
Deferred tax asset reclassified to
  debtors (note 16)                                    --         0.7       0.7
                                                    -----        ----     -----
At 30 September 2002                                 46.7          --      46.7
Profit and loss account - current                      --        (0.9)     (0.9)
Profit and loss account - prior                        --        (5.3)     (5.3)
Utilised                                            (32.4)         --     (32.4)
Deferred tax asset reclassified to
  debtors (note 16)                                    --         6.2       6.2
                                                    -----        ----     -----
At 30 September 2003                                 14.3          --      14.3
                                                    =====        ====     =====

The provision for closure of businesses relates to the closure of ITV Digital and ITV Sport Channel as disclosed in note 13. The majority of the provision is expected to be utilised within one year from 30 September 2003.

                                                       2003      2002      2001
Deferred taxation asset/(liability)                (pound)m  (pound)m  (pound)m
Deferred taxation asset/(liability) comprises:
  Accelerated capital allowances                        2.1      (0.2)     (1.3)
  Short-term timing differences                         4.1       1.5       1.9
  Other                                                 0.7      (0.6)     (1.8)
                                                        ---       ---      ----
At 30 September                                         6.9       0.7      (1.2)
                                                        ===       ===      ====

107

26.	CALLED UP SHARE CAPITAL

                                                        2003      2002      2001
                                                    (pound)m  (pound)m  (pound)m
Authorised
1,221,317,551 Ordinary shares of 5p each
  (2002: 1,221,285,011, 2001: 1,208,461,346)            61.1      61.1      60.4
168,682,449 6.5p (net) Cumulative Convertible
  Redeemable
  Preference shares of 5p each (2002:
    168,714,989, 2001: 168,755,902)                      8.4       8.4       8.5
Nil 5.5p (net) Cumulative Convertible
  Preference shares of 5p each
  (2002: Nil, 2001: 12,782,752)                           --        --       0.6
                                                        ----      ----      ----
                                                        69.5      69.5      69.5
                                                        ====      ====      ====

                                                        US$m      US$m      US$m
15,000,000 Cumulative US Dollar-denominated
  Redeemable Preference shares of US$0.01 each
  (2002: 15,000,000, 2001: 15,000,000)                   0.2       0.2       0.2
                                                        ====      ====      ====

                                                    (pound)m  (pound)m  (pound)m
Allotted, called up and fully paid
671,960,086 Ordinary shares of 5p each
  (2002: 671,951,686, 2001: 671,774,439)                33.6      33.6      33.6
163,532,321 6.5p (net) Cumulative Convertible
  Redeemable
  Preference shares of 5p each
  (2002: 163,564,861, 2001: 163,605,774)                 8.2       8.2       8.2
                                                        ----      ----      ----
                                                        41.8      41.8      41.8
                                                        ====      ====      ====

The following changes have taken place in the issued share capital of the Company during the year to 30 September 2003:

The 6.5p Preference shares became convertible on 31 March 1991 and continue to be so on each anniversary (or on the next business day) thereafter until 2005 on the basis of 25.83975 Ordinary shares for every 100 6.5p Preference shares.

On 1 April 2003, 32,540 6.5p Preference shares were converted, in accordance with the articles of association, by a process of consolidation and subdivision into 8,400 Ordinary shares and 24,140 non-voting Deferred shares. The Deferred shares were subsequently repurchased by the Company as detailed below. The Company has the option to redeem the outstanding 6.5p Preference shares at £1 per share on 30 April 2005 (or on the next business day) and on each anniversary thereafter until 30 April 2010, when any 6.5p Preference shares outstanding will be redeemed at £1 per share.

In accordance with the articles of association, during the year the Company repurchased for an aggregate consideration of 1p, and then cancelled all 24,140 non-voting Deferred shares of 5p each issued upon the conversion of 6.5p Preference shares. All authorised unissued Deferred share capital has converted into authorised unissued Ordinary share capital.

By resolution passed on 25 March 2003, shareholders’ authority was obtained for the Company to make market purchases of its own shares up to a maximum of 67,195,000 Ordinary shares and 16,356,000 6.5p Preference shares to expire on the earlier of 24 March 2003 and the date of the Company’s Annual General Meeting.

The following changes took place in the issued share capital of the Company during the year to 30 September 2002:

On 7 November 2001, 166,683 shares were issued to satisfy deferred consideration in connection with the acquisition of Action Time Holdings Limited.

108

26.	CALLED UP SHARE CAPITAL (continued)

The 6.5p Preference shares became convertible on 31 March 1991 and continue to be so on each anniversary (or on the next business day) thereafter until 2005 on the basis of 25.83975 Ordinary shares for every 100 6.5p Preference shares.

On 2 April 2002, 40,913 6.5p Preference shares were converted, in accordance with the articles of association, by a process of consolidation and subdivision into 10,564 Ordinary shares and 30,349 non- voting Deferred shares. The Deferred shares were subsequently repurchased by the Company as detailed below. The Company has the option to redeem the outstanding 6.5p Preference shares at £1 per share on 30 April 2005 (or on the next business day) and on each anniversary thereafter until 30 April 2010, when any 6.5p Preference shares outstanding will be redeemed at £1 per share.

In accordance with the articles of association, during the year the Company repurchased for an aggregate consideration of 1p, and then cancelled all 30,349 non-voting Deferred shares of 5p each issued upon the conversion of 6.5p Preference shares. All authorised unissued Deferred share capital has converted into authorised unissued Ordinary share capital.

By resolution passed on 28 February 2002, shareholders’ authority was obtained for the Company to make market purchases of its own shares up to a maximum of 67,174,000 Ordinary shares and 16,360,000 6.5p Preference shares to expire on the earlier of 27 February 2003 and the date of the Company’s Annual General Meeting.

The following changes took place in the issued share capital of the Company during the year to 30 September 2001:

From 1 October 2000 to 30 September 2001, 243,693 Ordinary shares were issued in connection with the Company’s share schemes.

On 12 January 2001, 49,603 shares were issued to satisfy deferred consideration in connection with the acquisition of Planet 24 Limited.

The 6.5p Preference shares became convertible on 31 March 1991 and continue to be so on each anniversary (or on the next business day) thereafter until 2005 on the basis of 25.83975 Ordinary shares for every 100 6.5p Preference shares.

On 2 April 2001, 61,378 6.5p Preference shares were converted, in accordance with the articles of association, by a process of consolidation and subdivision into 15,845 Ordinary shares and 45,533 non- voting Deferred shares. The Deferred shares were subsequently repurchased by the Company as detailed below. The Company has the option to redeem the outstanding 6.5p Preference shares at £1 per share on 30 April 2005 (or on the next business day) and on each anniversary thereafter until 30 April 2010, when any 6.5p Preference shares outstanding will be redeemed at £1 per share.

In accordance with the articles of association, during the year the Company repurchased for an aggregate consideration of 1p, and then cancelled all 45,533 non-voting Deferred shares of 5p each issued upon the conversion of 6.5p Preference shares. All authorised unissued Deferred share capital has converted into authorised unissued Ordinary share capital.

By resolution passed on 1 March 2001, shareholders’ authority was obtained for the Company to make market purchases of its own shares up to a maximum of 67,174,000 Ordinary shares, 16,366,000 6.5p Preference shares to expire on the earlier of 28 February 2002 and the date of the Company’s Annual General Meeting.

On 7 October 1993, 6,000,000 Exchangeable Capital Securities of US$25 per security were issued by the Company which are exchangeable at the option of the Company at any time into Cumulative US dollar- denominated Redeemable Preference shares of US$0.01 each in the Company (“Dollar Preference shares”). No Dollar Preference shares had been issued as at 30 September 2003 (2002: nil, 2001: nil). The Dollar Preference shares carry a dividend entitlement of US$2.25 per share per annum and are redeemable at the option of the Company from 7 October 1998 at a price of US$26.125 per share, reducing each year until 7 October 2003 from which time the redemption price is US$25 per share.

109

26.	CALLED UP SHARE CAPITAL (continued)

Each of the two classes of Preference shares ranks pari passu for dividends or other returns of capital, in priority to any other class of shares. None of the Preference shares has voting rights except in the event of winding up or following dividend arrears of greater than six months. In the event of a winding up the 6.5p Preference shares have a liquidation preference of £1 per share and the Dollar Preference shares have a liquidation preference of US$25 per share.

Non-equity shareholders’ funds comprise £163.5 million (2002: £163.6 million, 2001: £163.6 million) in respect of 6.5p Preference shares.

27.	SHARE OPTIONS

At 30 September 2003, options and awards had been granted and remained outstanding over 63,667,951 Carlton Ordinary shares as follows:

Option schemes                  Notes     Exercise period   Exercise price   Number of shares
Executive share option grants     (a)   28.10.96-06.01.13     Nominal-772p         26,623,256
Carlton Sharesave Scheme          (b)   01.12.03-30.09.08        110p-475p          6,021,515
EPP                               (c)   01.04.06-06.01.13           139.5p          7,506,030
EPP                               (c)   01.04.05-14.01.12        225p-245p          8,005,560
EPP                               (c)   01.04.05-06.01.13          Nominal         15,511,590

At 30 September 2002, options and awards had been granted and remained outstanding over 44,235,636 new Carlton Ordinary shares as follows:

Option schemes                  Notes     Exercise period   Exercise price   Number of shares
Executive share option grants     (a)   15.12.95-13.01.12        215p-800p         22,017,692
Carlton Sharesave Scheme          (b)   01.12.01-30.09.07        209p-475p          3,540,160
EPP                               (c)   01.04.05-04.12.11             225p          9,338,892
EPP                               (c)   01.04.05-04.12.11          Nominal          9,338,892

At 30 September 2001, options and awards had been granted and remained outstanding over 22,016,591 new Carlton Ordinary shares as follows:

Option schemes                  Notes     Exercise period   Exercise price   Number of shares
Executive share option grants     (a)   15.12.95-24.06.11        215p-832p         19,762,582
Carlton Sharesave Scheme          (b)   01.12.01-30.09.06        334p-475p          2,254,009

(a)	The normal exercise period for executive options is between 3 and 10 years from the date of grant. Some options have been granted on terms that allow part of the option to vest from one year after date of grant.

(b)	Under the terms of the Carlton Sharesave Scheme, employees entered into a savings contract for a period of either 3 or 5 years at amounts varying between £5 and £250 per month. The normal exercise periods for options granted under this scheme are the 6 month period following the third anniversary of the date of grant in respect of the 3 year savings contracts and the 6 month period following the fifth anniversary of the date of grant in respect of the 5 year savings contracts.

(c)	The EPP comprises both an award of free shares (in the form of a nil-price option) and an option grant over shares at market value on date of grant. The figures above are the maximum that could potentially vest contingent on certain performance conditions being satisfied.

110

28.	SHARE PREMIUM ACCOUNT AND OTHER RESERVES

                                                        Share
                                                      Premium         Other
                                                      account      reserves
                                                     (pound)m      (pound)m
At 1 October 2000                                       148.8          12.5
Premium on the issue of shares                            1.6            --
Deferred contingent consideration                         0.3          (0.3)
Meridian disposal                                          --           9.2
Other                                                      --           0.2
                                                        -----         -----
At 30 September 2001                                    150.7          21.6
Deferred contingent consideration                         0.7          (1.6)
Transfer to profit and loss account                        --          (2.9)
                                                        -----         -----
At 30 September 2002                                    151.4          17.1
Deferred contingent consideration                          --          (0.2)
                                                        -----         -----
At 30 September 2003                                    151.4          16.9
                                                        =====          ====

29.	PROFIT AND LOSS ACCOUNT

                                                                 (pound)m
At 1 October 2000                                                   213.5
Retained loss                                                      (460.8)
Goodwill reinstated                                                 647.3
Exchange differences                                                 14.7
                                                                   ------
At 30 September 2001                                                414.7
Retained loss                                                      (274.7)
Transfer from other reserves                                          2.9
Exchange differences                                                 (7.3)
                                                                   ------
At 30 September 2002                                                135.6
Retained loss                                                      (254.9)
Goodwill reinstated                                                   1.2
Exchange differences                                                  0.4
                                                                   ------
At 30 September 2003
                                                                   (117.7)
                                                                   ======

Retained loss for the year ended 30 September 2003 is stated after crediting foreign exchange gains of £2.5 million (2002: £5.4 million 2001: £4.0 million). Included in exchange differences in reserves for the year ended 30 September 2003 are exchange gains of £2.2 million (2002: £1.9 million loss, 2001: £4.8 million loss) arising on loans denominated in foreign currencies designated as hedges of net investment overseas.

111

30.	CASH FLOW

                                                       2003      2002      2001
                                                   (pound)m  (pound)m  (pound)m
(a)  Cash inflow from operating activities
     Operating profit                                  49.6       4.4      41.5
     Depreciation                                      20.7      23.0      45.4
     Amortisation and goodwill impairment              16.0      70.5      20.5
     Stocks                                             1.6       0.8      (8.8)
     Programme and film rights                         (4.5)     11.4      12.8
     Debtors                                            5.1      12.2     (28.6)
     Creditors                                        (27.0)    (33.5)     20.5
     Sale of current asset investments                 33.3     179.0        --
     Non-cash fixed asset impairment                     --       1.8        --
     Profit on sale of fixed assets                      --      (0.2)       --
                                                      -----     -----    ------
                                                       94.8     269.4     103.3
                                                      =====     =====    ======
(b)  Returns on investment and servicing
       of finance
     Interest received                                 51.7      43.4      15.5
     Interest paid                                    (47.5)    (61.4)    (48.0)
     Dividend income from other investments             2.4        --        --
     Preference dividends paid                        (10.5)    (10.5)    (10.5)
                                                      -----     -----    ------
                                                       (3.9)    (28.5)    (43.0)
                                                      =====     =====    ======
(c)  Capital expenditure and financial
       investment
     Purchase of tangible fixed assets                (11.2)    (11.7)    (43.1)
     Purchase of intangible assets                     (1.2)     (0.2)     (6.6)
     Disposal of intangible and tangible
       fixed assets                                     1.3       0.9      10.5
     Payments to ITV Digital/ITV
       Sport Channel                                  (29.4)    (96.8)   (190.3)
     Other net investments                            (10.4)    (18.4)    (20.9)
                                                      -----     -----    ------
                                                      (50.9)    (126.2)  (250.4)
                                                      =====     =====    ======
(d)  Financing
     Issue of shares                                     --        --       2.1
     Net change in long-term funding                  (38.5)    266.3      56.6
                                                      -----     -----    ------
                                                      (38.5)    266.3      58.7
                                                      =====     =====    ======

For the year ended 30 September 2003, included within cash flow from operating activities is a £6.6 million net cash outflow (2002: £18.6 million inflow, 2001: £5.1 million outflow) in respect of the exceptional operating items of £10.1 million cost (2002: £4.8 million income, 2001: £58.6 million income). For the year ended 30 September 2003 the remaining £3.5 million (2002: £13.8 million, 2001: £53.5 million) comprises £1.8 million (2002: £11.0 million, 2001: £42.9 million) asset write offs, £Nil (2002: £2.8 million, 2001: £10.6 million) of accrued expenses and £1.7 million (2002: £Nil, 2001: £Nil) of accrued merger costs (note 5).

112

31.	ANALYSIS OF NET DEBT

                                       Exchange                         Exchange                         Exchange
                                            and         30                   and         30                   and         30
                1 October              non-cash  September              non-cash  September              non-cash  September
                     2000  Cash flow  movements       2001  Cash flow  movements       2002  Cash flow  movements       2003
                 (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m   (pound)m
Cash at bank
  and in hand       341.8      (90.9)       5.6      256.5      302.6       (6.2)     552.9      (43.8)       0.5      509.6
Overdrafts         (168.6)     148.5         --      (20.1)      20.1         --         --         --         --         --
                   ------      -----       ----     ------     ------      -----     ------      -----      -----    -------
                    173.2       57.6        5.6      236.4      322.7       (6.2)     552.9      (43.8)       0.5      509.6
                   ------      -----       ----     ------     ------      -----     ------      -----      -----    -------
Loan notes
  and short-
  term
  borrowings        (30.1)      28.0         --       (2.1)       1.2        0.9         --         --         --         --
Loans due
  within
  one year          (45.5)      (7.3)      (2.4)     (55.2)      55.2      (35.0)     (35.0)      34.6        0.4         --
                   ------      -----       ----     ------     ------      -----     ------      -----      -----    -------
                    (75.6)      20.7       (2.4)     (57.3)      56.4      (34.1)     (35.0)      34.6        0.4         --
                   ------      -----       ----     ------     ------      -----     ------      -----      -----    -------
Loans due
  after more
  than one
  year             (499.2)     (59.8)        --     (559.0)    (323.2)      27.4     (854.8)       0.1      (48.5)    (903.2)
Convertible
  debt              (97.2)        --       (0.6)     (97.8)        --        6.5      (91.3)        --        4.8      (86.5)
Finance lease
  creditors         (11.4)     (17.5)        --      (28.9)      (2.8)        --      (31.7)       3.8         --      (27.9)
                   ------      -----       ----     ------     ------      -----     ------      -----      -----    -------
                   (607.8)     (77.3)      (0.6)    (685.7)    (326.0)      33.9     (977.8)       3.9      (43.7)  (1,017.6)
                   ------      -----       ----     ------     ------      -----     ------      -----      -----   --------
Net debt           (510.2)       1.0        2.6     (506.6)      53.1       (6.4)    (459.9)      (5.3)     (42.8)    (508.0)
                   ======      =====       ====     ======     ======      =====     ======      =====      =====   ========

Foreign exchange movements in 2003 arose primarily on the €638.6 million Exchangeable bond. Non-cash movements principally comprise loan reclassifications and amortisation of fees.

32.	CAPITAL EXPENDITURE - CONTRACTED FOR

                                           2003       2002       2001
                                       (pound)m   (pound)m   (pound)m
Expenditure on tangible
  assets - contracted for                   1.8        3.1        2.8
                                         ======     ======     ======

33.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Operating leases

The Group had minimum annual commitments under non-cancellable leases as follows:

                                   2003                            2002                           2001
                     Land and                        Land and                       Land and
                    Buildings     Other      Total  Buildings     Other     Total  Buildings     Other     Total
                     (pound)m  (pound)m   (pound)m   (pound)m  (pound)m  (pound)m   (pound)m  (pound)m  (pound)m
Operating leases
  which expire:
Within one year           2.7        --        2.7        0.5        --       0.5        0.5       0.2       0.7
After one year but
  within five years       1.1       0.6        1.7        2.8       0.4       3.2        3.3       0.9       4.2
After five years          5.6        --        5.6        4.7        --       4.7        4.7       0.1       4.8
                         ----      ----       ----       ----      ----      ----       ----      ----      ----
                          9.4       0.6       10.0        8.0       0.4       8.4        8.5       1.2       9.7
                         ====      ====       ====       ====      ====      ====       ====      ====      ====

(b)	Guarantees

The Company and certain of its UK subsidiaries have entered into cross-guarantees in connection with the Group’s UK banking arrangements. At 30 September 2003 subsidiary overdrafts amounting to £15.7 million (2002: £16.6 million, 2001: £38.1 million) were covered by guarantees given by the Company.

(c)	Disposals

Contingent liabilities exist in respect of warranties and indemnities given to Thomson pursuant to the Technicolor disposal agreement. Provision has been made against any anticipated payments.

(d)	ONdigital

The liquidators of ONdigital 1998 plc (in liquidation) formerly ITV Digital plc (“ITV Digital”) and ONdigital 1998 (Services) Limited formerly ITV Digital (Services) Limited (“Services”) are investigating various matters including whether there are any grounds for bringing actions against certain parties, including Granada, Carlton and the former directors of ITV Digital and Services. To date, no formal proceedings have been initiated by the liquidators, although the liquidators have indicated that they may commence proceedings in relation to a transaction involving Granada, Carlton and ITV Digital which they allege to have been carried out at an undervalue. On the basis of legal advice taken by Granada and Carlton, the directors believe that there would be a strong defence against any such proceedings. Granada and Carlton

113

have indemnified certain former directors of ITV Digital in respect of costs and liabilities arising as a result of investigations into the insolvency of ITV Digital. In the event that formal proceedings were initiated by the liquidators in this regard, on the basis of legal advice the directors believe that the former directors of ITV Digital would have a strong case for defending any such proceedings.

In the opinion of the directors, adequate allowance has been made in respect of these matters.

34.	ACQUISITIONS AND DISPOSALS

For the year ended 30 September 2003, the net cash outflow of £2.5 million comprises further receipts and payments from the disposal of Technicolor in 2001.

For the year ended 30 September 2002, the net cash outflow of £7.8 million comprises £31.0 million for the acquisition of Screenvision Holdings (Europe) Limited and £23.2 million further receipts from the disposal of Technicolor in 2001. The Group acquired a 50 per cent. interest in Screenvision Holdings (Europe) Limited in June 2002. As at 30 September 2002 the goodwill held in this joint venture entity was stated after provisional fair value adjustments.

For the year ended 30 September 2001, the net cash inflow of £273.5 million from acquisitions and disposals comprises the following:

Cash flow                                                   (pound)m
Purchase of subsidiary undertakings                           (217.5)
Cash less overdrafts acquired with subsidiaries                 (8.6)
Investment in joint ventures and associates                       --
Disposal of subsidiaries                                       499.6
                                                               -----
                                                               273.5
                                                               =====

Acquisitions

In 2001 the Group acquired subsidiary undertakings for a total net consideration of £158.0 million, comprising cash consideration (£216.0 million), the Group’s 20 per cent. interest in Meridian Broadcasting Limited (`Meridian’) (£63.9 million) and acquisition expenses (£1.5 million) offset by a purchase price adjustment (£124.0 million). The book value of net liabilities acquired totalled £50.7 million with resulting goodwill of £222.4 million.

For the period ended 30 September 2001, the turnover and operating profit before exceptional items arising from companies acquired was £101.5 million and £2.9 million respectively.

                                        Accounting
                                            policy     Fair value
                          Book value   adjustments    adjustments    Fair value
Net assets acquired         (pound)m      (pound)m       (pound)m      (pound)m
Intangible fixed assets         15.3            --             --          15.3
Tangible assets                 21.2            --            1.8(a)       23.0
Investments                      2.9          (3.2)(b)         --          (0.3)
Stocks                          26.9            --             --          26.9
Debtors                         40.1            --           (0.5)         39.6
Cash                            (8.6)           --             --          (8.6)
Taxation                         4.6            --           (6.8)(c)      (2.2)
Creditors and provisions       (29.1)           --           (5.0)(d)     (34.1)
                              ------         -----          -----        ------
                                73.3          (3.2)         (10.5)         59.6
Less debt acquired            (124.0)           --             --        (124.0)
                              ------         -----          -----        ------
                               (50.7)         (3.2)         (10.5)        (64.4)
                              ======         =====          =====        ======
(a)	Land and buildings have been adjusted to open market value.
(b)	Equity accounting adopted for associate undertakings.
(c)	Tax effect of accounting policy and fair value adjustments.
(d)	Accrual for property voids and other provisions.

114

34.	ACQUISITIONS AND DISPOSALS (continued)

The principal transactions which arose in the year were as follows:

(1)	On 23 October 2000, the Group agreed terms for the acquisition of the HTV group for a total consideration valued at £131.0 million. The transaction was completed on 15 January 2001. Net liabilities acquired were £91.4 million, resulting in goodwill of £222.4 million.

(2)	On 28 November 2000 the Group acquired Covitec Group Inc. for a total consideration of £26.4 million. Net assets acquired were also £26.4 million, resulting in £nil goodwill. The company was subsequently sold as part of the Technicolor disposal.

(3)	On 2 October 2000 the Group acquired Andre Deutsch Limited for a total consideration of £0.6 million. Net assets acquired were also £0.6 million, resulting in £nil goodwill.

Disposals

In 2001 the Group disposed of Technicolor. In the transaction the Group received $1.35 billion (£912.3 million) in net cash and loan notes and later received 15.5 million Thomson shares on 16 March 2002 representing 5.5 per cent. of Thomson’s issued share capital valued at £409.2 million at acquisition.

                                                     (pound)m
The aggregate net assets disposed of were:
Tangible fixed assets                                   315.2
Intangible fixed assets                                  59.1
Investments                                              14.8
Current assets                                          657.9
Current liabilities                                    (265.3)
Other                                                   (11.8)
                                                      -------
Net assets disposed (excluding cash)                    769.9
                                                      -------
Consideration                                         1,321.5
Cash disposed                                           (94.1)
Expenses and other                                      (54.3)
                                                      -------
Net cash consideration                                1,173.1
                                                      -------
Profit on sale before goodwill                          403.2
Goodwill                                               (630.2)
                                                      -------
Loss on sale                                           (227.0)
                                                      =======

115

35.	RELATED PARTY TRANSACTIONS

The Group entered into the following material transactions with related parties during the year:

                                                  2003        2002        2001
                                              (pound)m    (pound)m    (pound)m
Sales to joint ventures                             --         3.9        13.1
Sales to associated undertakings                   7.9         2.8          --
Purchases from joint ventures                      9.5         8.2         7.3
Purchases from associate undertakings             14.6        19.4        20.6

Amounts owed by joint ventures                     0.3          --         0.9
Loans owed by joint ventures                      28.7        19.7          --
Amounts owed by associated undertakings            1.5         0.7          --
Loans owed by associated undertakings              4.3         0.2        30.9
Amounts owed to joint ventures                     1.8         1.8         1.1
Amounts owed to associated undertakings            1.4         1.6         1.8
                                                 =====       =====       =====

All transactions arose in the normal course of business. They include sale of television advertising time, advertising commission, programme sales and the purchase of news programmes and transmission.

In 2002 the Group made loans to ITV Digital (including ITV Sport Channel) totalling £82.7 million (2001: £190.3 million). Full provision was made against all ITV Digital (including ITV Sport Channel) loans held at 30 September 2002 and 2001.

36	POST BALANCE SHEET EVENTS

Merger with Granada

On 16 October 2002 the boards of Granada and Carlton announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State for Trade and Industry referred the proposed merger to the Competition Commission on 11 March 2003 and on 7 October 2003 announced that she had decided to clear the merger, subject to appropriate undertakings being given by Granada and Carlton. Granada and Carlton announced on 14 November 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State.

UGC litigation

Carlton is involved in two disputes with UGC SA (“UGC”) relating to Screenvision Holdings (Europe) Limited (“Screenvision”), an associated undertaking in which Carlton holds a 50 per cent. interest. In May 2003, Screenvision filed an arbitration claim against UGC, RMB International SA (“RMB”) and Régie Média Belge SA on the basis that UGC and RMB failed to comply with certain obligations under an agreement for the sale of a 51 per cent. stake in an Italian cinema advertising business to Screenvision. The claim (which is subject of ICC arbitration) is for damages of €25 million. Screenvision has been advised that it has a strong case for recovery of all or part of this amount. However, no asset has been recorded in respect of the outcome of this claim.

In November 2003, UGC issued proceedings against Carlton in the French Court claiming damages of €50 million in respect of Carlton’s alleged wrongful termination of pre-contractual negotiations for the acquisition by Carlton of UGC’s French cinema advertising business. Carlton has been advised that there may be a strong argument that the French Court does not have jurisdiction and, on the basis of the very preliminary evidence produced by the claimant at this early stage in the proceedings and the legal advice received by Carlton, the Carlton directors consider that were the French Court to retain jurisdiction Carlton would be likely to have a strong defence to the claim. Therefore no provision has been made in respect of this claim and the Carlton directors believe that no provision will be required.

116

37.	PRINCIPAL OPERATING COMPANIES

All of the Group’s principal operating companies at 30 September 2003 are detailed below and are included in its consolidated financial statements unless noted.

All subsidiary companies are wholly owned and are incorporated and operating in the UK (and are registered in England and Wales) except as noted. * Indirect holdings. **Trading as divisions of subsidiary companies.

(a)	Subsidiary undertakings

                                                  Country of incorporation/
                                                  establishment
Action Time (UK) Limited*
Andre Deutsch Limited
Carlton Books Limited
Carlton Broadcasting Limited*
Carlton Film Distributors Limited
Carlton International Media, Inc.
  (trading as Carlton America)*                   USA
Carlton International Media Limited*
Carlton Productions Limited**
Carlton Media Sales Limited**
Carlton Screen Advertising Limited*
Carlton Television Limited*
Carlton 021 Limited**
Carlton Visual Entertainment Limited*
Central Independent Television Limited*
Hamdon Entertainment*                             USA
HTV Group Limited*
ITC Distribution LLC (also trading as
  Carlton Productions LLC)*                       USA
ITC Entertainment Group Limited*
The Moving Picture Company Limited*
Planet 24 Productions Limited*
Superhire Limited
Westcountry Television Limited*

(b)	Joint ventures and associated undertakings

                                                Nominal    Number of  Proportion
                                Country of     value of     ordinary   of shares
                             registration/     ordinary    shares in     held by
                             incorporation       shares        issue       group
GMTV Limited             England and Wales     (pound)1    2,000,000         25%
Independent Television
  News Limited           England and Wales     (pound)1      400,000         20%
ITV Digital Holdings
  Limited(1)             England and Wales  (pound)0.10  207,001,000         50%
ITV2 Limited             England and Wales     (pound)1    1,831,220       44.1%
ITV News Channel
  Limited(2)             England and Wales           1p        1,000       32.5%
ITV Sport Channel
  Limited(3)             England and Wales     (pound)1            2         50%
London News Network
  Limited(4)             England and Wales     (pound)1          100         50%
Screenvision Holdings
  (Europe) Limited(5)    England and Wales     (pound)1   40,208,404         50%
Technicolor Cinema
  Advertising LLC(6)                   USA         US$1      122,000         50%
TV Eye Limited(7)        England and Wales     (pound)1            5         20%

117

37.	PRINCIPAL OPERATING COMPANIES (continued)

The Group holds a 33 per cent. interest in France Telefilms, operating in France. This is held as a fixed asset investment as the Group does not have a significant influence under the FRS9 definition.

Notes
(1)	ITV Digital Holdings Limited owns 100 per cent. of the share capital of ONdigital 1998 plc (in liquidation), which ceased to trade in May 2002.
(2)	Acquired in May 2002. The Group also owns 40.25 per cent. of the 20,350,000 preference shares of £1 each in issue.
(3)	Ceased to trade in May 2002.
(4)	The Group also owns 50 per cent. of the 2,500,000 7 per cent. Cumulative Preference shares of £1 each in issue.
(5)	Screenvision Holdings (Europe) Limited (acquired June 2002) owns 100 per cent. of the share capital of Circuit A SAS, Screenvision Belgium SA, Screenvision Netherlands BV, Screenvision Portugal SA and Screenvision Spain SA.
(6)	Technicolor Cinema Advertising LLC (acquired July 2001 - Screenvision US) owns 100 per cent. of the issued share capital of Cinema Billboard Network Inc, Screenvision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising Inc, Technicolor Screen Services Inc and Screenvision Direct Inc.
(7)	Acquired in December 2002.

38.	RECONCILIATION OF DIFFERENCES IN ACCOUNTING POLICIES OF THE GROUP AND ITV PLC

The tables below show a reconciliation between the financial information reported by the Group in its audited non-statutory accounts for the twelve months ended 30 September 2003 (from which the financial information in the second interim report published on 26 November 2003 was derived) and in its audited financial statements for the years ended 30 September 2002 and 30 September 2001, and that which is reported in this report for the same periods under the accounting policies of ITV plc. Adjustments are recorded in respect of the following items and their tax effect. The adjustments do not have a cash effect and do not affect net debt.

1.	Under Carlton’s policy all goodwill is amortised over a period not exceeding 20 years. Under ITV plc’s policies analogue broadcasting goodwill is amortised over 10 years, production goodwill over 20 years and digital goodwill is not amortised where, in the opinion of the board of directors of ITV plc, the goodwill has an indefinite life. Such goodwill is subject to an annual impairment review. Any impairment is reflected as an operating exceptional item and not in amortisation.

2.	Under Carlton’s policy film rights acquired with a view to exploitation in secondary markets are written off in line with revenue anticipated to be generated from such exploitation over a period not exceeding 20 years. Under ITV plc’s policy individual film and title assets are written off based on revenue earned over a period not exceeding five years.

3.	Under Carlton’s policy acquired film and programme libraries are valued at fair value on acquisition on the basis of projected cash flows and written off over the estimated economic life of the assets over a period of up to 40 years. Where the presumption of a maximum economic life of 20 years is rebutted the library is subject to an annual impairment review. Under ITV plc’s policies acquired film and programme libraries would be amortised over a period of 20 years on a reducing balance basis.

4.	Carlton’s fixed asset investment in the 15.5 million shares in Thomson has been re-categorised at 30 September 2003 as a current asset investment under ITV plc policies, as the ITV plc board is not certain that it intends to hold the shares for the long term. Accordingly the carrying value of the investment is written down from book value of £447.5 million to the market value of £162.5 million based upon a share price of €15 on 30 September 2003 and disclosed as an amount written off investments within continuing operations.

118

38.	RECONCILIATION OF DIFFERENCES IN ACCOUNTING POLICIES OF THE GROUP AND ITV PLC (continued)

(a)	EBITDA

                                                    Period ended 30 September
                                                   2003        2002        2001
                                               (pound)m    (pound)m    (pound)m
As stated in the audited accounts                  86.7        96.5       110.6
Adjustment relating to 1                             --       (50.0)         --
Adjustment relating to 2                           (0.4)       (2.5)       (3.2)
Adjustment relating to 3                             --          --          --
Adjustment relating to 4                             --          --          --
                                                  -----       -----       -----
As stated in this report                           86.3        44.0       107.4
                                                  =====       =====       =====

EBITDA is stated after operating exceptional items.

(b)	Profit/(loss) on ordinary activities before taxation

                                                    Period ended 30 September
                                                   2003        2002        2001
                                               (pound)m    (pound)m    (pound)m
As stated in the audited accounts                  53.0      (156.2)     (409.2)
Adjustment relating to 1                            6.8       (43.2)        5.9
Adjustment relating to 2                           (0.4)       (2.5)       (3.2)
Adjustment relating to 3                           (7.3)       (7.9)       (8.6)
Adjustment relating to 4                         (285.0)         --          --
                                                  -----       -----       -----
As stated in this report                         (232.9)     (209.8)     (415.1)
                                                  =====       =====       =====

(c)	Tax on profit/(loss) on ordinary activities

                                                    Period ended 30 September
                                                   2003        2002        2001
                                               (pound)m    (pound)m    (pound)m
As stated in the audited accounts                  14.7         0.2        19.2
Adjustment relating to 1                             --          --          --
Adjustment relating to 2                            0.1         0.4         0.6
Adjustment relating to 3                            0.5         0.5         0.6
Adjustment relating to 4                             --          --          --
                                                  -----       -----       -----
As stated in this report                           15.3         1.1        20.4
                                                  =====       =====       =====

(d)	Net assets

                                                    Period ended 30 September
                                                   2003        2002        2001
                                               (pound)m    (pound)m    (pound)m
As stated in the audited accounts                 465.3       433.5       663.7
Adjustment relating to 1                          (30.5)      (37.3)        5.9
Adjustment relating to 2                          (14.2)      (13.9)      (11.8)
Adjustment relating to 3                          (43.2)      (36.4)      (29.0)
Adjustment relating to 4                         (285.0)         --          --
                                                  -----       -----       -----
As stated in this report                           92.4       345.9       628.8
                                                  =====       =====       =====

Yours faithfully

PricewaterhouseCoopers LLP Chartered Accountants

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PART 5 — FINANCIAL INFORMATION RELATING TO ITV PLC

1.	Accountants’ report on ITV plc

KPMG Audit Plc
PO Box 695	Tel +44 (0) 20 7311 1000
8 Salisbury Square	Fax +44 (0) 20 7311 3311
London EC4Y 8BB	Telex 8811541 KPMGLO G
United Kingdom	DX 38050 Blackfriars

The Directors ITV plc The London Television Centre Upper Ground London SE1 9LT

Lazard & Co., Limited 50 Stratton Street London W1J 8LL

UBS Limited 1 Finsbury Avenue London EC2M 2PP

8 December 2003

Dear Sirs

ITV plc

Basis of preparation

The financial information set out in paragraphs 1 and 2 is based on the financial statements of ITV plc from incorporation to 4 December 2003 to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of ITV plc.

The directors of ITV plc are responsible for the contents of the listing particulars dated 8 December 2003 (the “Listing Particulars”) in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

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Opinion

In our opinion the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of ITV plc at 4 December 2003.

1.	Balance Sheet as at 4 December 2003

                                                        (pound)       (pound)
Fixed assets
Investments                                                                 5
Current assets
Debtors - called-up share capital not paid              37,498
Cash                                                    12,497
                                                      --------
Net current assets                                                     49,995
                                                                     --------
Net assets                                                             50,000
                                                                     ========
Capital and reserves
Called up share capital
- equity                                                                    2
- non equity                                                           49,998
                                                                     --------
Shareholders' funds                                                    50,000
                                                                     ========

2.	Notes

2.1	ITV plc was incorporated as 2232nd Single Member Shelf Investment Company Limited on 18 November 2003. It changed its name to ITV plc and was re-registered as a public limited company under the Companies Act 1985 on 3 December 2003. No audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation. ITV plc had not yet commenced business as at 4 December 2003 and accordingly no profit and loss account is presented.

2.2	Basis of preparation

The financial information has been prepared in accordance with applicable UK accounting standards using the historical cost convention.

2.3	Investments

On 3 December 2003 the Company subscribed for two ordinary shares of 5p each in Carlton Communications Plc, a company incorporated and registered in England and Wales, for total consideration of £5. The investment is held at cost on the Company’s balance sheet. Market value of the investment on 4 December 2003 was £5.

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2.4	Called up share capital

                                                                                                 Redeemable
                                            Ordinary          Ordinary        Convertible        preference
                                         shares (pound)1     shares 10p       shares 10p       shares (pound)1       Total
                                             (pound)           (pound)          (pound)            (pound)          (pound)

Authorised
On incorporation                                  100                 --                --                --               100

1 December - redeemable
preference shares created                          --                 --                --            50,000            50,000

4 December
- (pound)1 ordinary shares
subdivided into 10p
ordinary shares                                  (100)               100                --                --                --
- 5,854,499,000 10p ordinary
shares created                                     --        585,449,900                --                --       585,449,900
- 145,000,000 10p
convertible shares created                         --                 --        14,500,000                --        14,500,000
                                          -----------        -----------       -----------       -----------       -----------
4 December 2003                                    --        585,450,000        14,500,000            50,000       600,000,000
                                          ===========        ===========       ===========       ===========       ===========
Allotted and called up
On incorporation                                    1                 --                --                --                 1

1 December
- (pound)1 ordinary
share issued                                        1                 --                --                --                 1
- 49,998 (pound)1
preference shares issued                           --                 --                --            49,998            49,998

4 December
- conversion to 10p
ordinary shares                                    (2)                 2                --                 _                --
                                          -----------        -----------       -----------       -----------       -----------
4 December 2003                                    --                  2                --            49,998            50,000
                                          ===========        ===========       ===========       ===========       ===========

On incorporation one ordinary share of £1 was issued at par. On 1 December 2003 one further ordinary share of £1 was issued at par and 49,998 redeemable preference shares were allotted and paid up as to 25 per cent. of their nominal value (£12,500). On 4 December 2003 the existing ordinary shares of £1 each were sub-divided into ordinary shares of 10 pence each.

2.5	Financing arrangements

On 5 December 2003 ITV plc entered into a new facility agreement in the amount of £450 million.

Yours faithfully

KPMG Audit Plc

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2.	Unaudited pro forma statement of net assets

The unaudited pro forma combined net asset statement set out below has been prepared to illustrate the effect on the net assets of ITV plc as if the merger of Granada and Carlton under ITV plc and the redemption of the Granada Redeemable Shares and cancellation of the Carlton Preference Shares had occurred at 30 September 2003.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the net assets which would have been reported if the transactions had occurred at 30 September 2003. No adjustments have been made to take account of the trading or other changes in the financial position of Granada or Carlton after 30 September 2003, or any other transaction subsequent to that date.

Unaudited pro forma statement of net assets

-------------------------------------------------------------------------------------------------------------------------
                                                                       Adjustments
                                               --------------------------------------------------------------
                                                                        Redemption
                                                                        of Granada
                                                                        Redeemable
                                                                        Shares and
                                     ITV plc     Granada     Carlton  cancellation                              Pro forma
                                       as at    as at 30    as at 30    of Carlton                                 Merged
                                  4 December   September   September    Preference              Consolidation       Group
                                        2003        2003        2003        Shares    Goodwill    adjustments   unaudited
                                      note 1      note 2      note 3        note 4   note 5, 6         note 7
                                    (pound)m    (pound)m    (pound)m      (pound)m    (pound)m       (pound)m    (pound)m

Fixed assets
Intangible assets                         --      1,269         230          --         1,831               7       3,337
Tangible assets                           --        199         100          --            --              --         299
Investments
Joint ventures                            --         10          82          --            --              (2)         90
Associates                                --         30           7          --            --              (5)         32
Other investments                         --        195           7          --            --              --         202
                                      ------     ------      ------      ------        ------          ------      ------
                                          --      1,703         426          --         1,831              --       3,960
Current assets
Stock                                     --        266         173          --            --              (4)        435
Debtors: amounts falling
due within one year                       --        216         174          --            --               3         393
Debtors: amounts falling
due after more than one year              --          9          15          --            --              --          24
Investments                               --         --         168          --            --              --         168
Cash and short term deposits              --        204         510        (368)          (26)              6         326
                                      ------     ------      ------      ------        ------          ------      ------
                                          --        695       1,040        (368)          (26)              5       1,346
Creditors: amounts falling
due within one year                       --       (524)       (326)         --            --             (14)       (864)
                                      ------     ------      ------      ------        ------          ------      ------
Net current assets                        --        171         714        (368)          (26)             (9)        482
                                      ------     ------      ------      ------        ------          ------      ------
Total assets less
current liabilities                       --      1,874       1,140        (368)        1,805              (9)      4,442
Creditors: amounts falling
due after more than one year              --        (92)     (1,034)         --            --              (2)     (1,128)
Provisions for liabilities
and charges                               --        (58)        (14)         --            --              --         (72)
                                      ------     ------      ------      ------        ------          ------      ------
Net assets                                --      1,724          92        (368)        1,805             (11)      3,242
                                      ======     ======      ======      ======        ======          ======      ======
-------------------------------------------------------------------------------------------------------------------------

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Notes
1	Information on ITV plc has been extracted without material adjustment from the financial information set out in paragraph 1 of Part 5 of this document.
2	Information on Granada has been extracted without material adjustment from the financial information set out in Part 3 of this document.
3	Information on Carlton has been extracted without material adjustment from the financial information set out in Part 4 of this document.
4	Granada has stated that it intends to issue Granada Redeemable Shares which it intends to redeem after the Merger becomes effective. This will involve the payment of approximately £200 million to Granada Shareholders. Assuming that the Carlton Preference Shareholder Scheme becomes effective, a total payment of approximately £168 million will be made by ITV plc to the Carlton Preference Shareholders.
5	Goodwill will be realised on the completion of the Merger in accounting for Carlton. This will be calculated as the difference between the total consideration, being the market value of ITV Shares issued to Carlton Ordinary Shareholders and expenses of £26 million, and the fair value of Carlton’s separable net assets at that date. This adjustment is indicative based on the following assumptions: i) the expected number of ITV Ordinary Shares issued to Carlton Ordinary Shareholders (1,303 million ITV Ordinary Shares), ii) all ITV Convertible Shares converting on achievement of targets (123 million ITV Ordinary Shares), iii) the market price of Granada Shares on 4 December 2003, being the latest practicable date prior to the publication of this document, adjusted for the issue of the Granada Redeemable Shares (£1.213 per Granada Share), iv) the net assets of Carlton on 30 September 2003, v) the payment to Carlton Preference Shareholders as adjusted in accordance with note 4, and vi) assuming no exercise of options granted under the Carlton Share Schemes.
6	ITV plc will merger account for Granada on the completion of the Merger and hence no goodwill will arise in relation to Granada.
7	Other consolidation adjustments arise where combining Granada’s and Carlton’s interests in certain investments and joint ventures gives them control over these businesses. The accounting result is that these investments become subsidiaries and therefore are consolidated rather than equity accounted. This means that sales to these businesses (including ITV Network Centre) will be eliminated on consolidation. Adjustments include the removal of intercompany balances and the profit element recognised on sales of stock to these businesses (predominantly ITV Network Centre).

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3.	Letter from KPMG in connection with the unaudited pro forma financial information

KPMG Audit Plc
PO Box 695	Tel +44 (0) 20 7311 1000
8 Salisbury Square	Fax +44 (0) 20 7311 3311
London EC4Y 8BB	Telex 8811541 KPMGLO G
United Kingdom	DX 38050 Blackfriars

Private and Confidential The Directors ITV plc The London Television Centre Upper Ground London SE1 9LT

Lazard & Co., Limited 50 Stratton Street London W1J 8LL

UBS Limited 1 Finsbury Avenue London EC2M 2PP

8 December 2003

Dear Sirs

ITV plc

We report on the unaudited pro forma statement of net assets of ITV plc set out in Part 5 of the listing particulars dated 8 December 2003 to be issued in connection with the merger of Granada plc and Carlton Communications Plc (the “Merger”), which has been prepared, for illustrative purposes only, to provide information about how the Merger might have affected the statement of net assets presented. The Merger will be implemented by the acquisition of Granada and Carlton by ITV plc pursuant to inter-conditional schemes of arrangement of Granada and Carlton under Section 425 of the Companies Act as a result of which Granada and Carlton will become subsidiaries of ITV plc.

Responsibilities

It is the responsibility solely of the directors of ITV plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of

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any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of ITV plc.

Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America and accordingly should not be relied upon as if it has been carried out in accordance with those standards.

Opinion

In our opinion:
•	the pro forma net asset statement has been properly compiled on the basis set out therein;
•	such basis is consistent with the accounting policies of ITV plc; and
•	the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc

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PART 6 — REGULATORY

1. Background

The Merger was referred to the Competition Commission on 11 March 2003. After being granted an extension of time, the Competition Commission submitted its report to the Secretary of State on 21 August 2003.

On 7 October 2003 the Secretary of State announced that she had accepted the conclusions of the Competition Commission and had decided that the Merger could proceed, subject to appropriate undertakings being given by Granada and Carlton. On 14 November 2003 the Secretary of State announced that she had accepted undertakings from Granada and Carlton. A copy of the full text of the undertakings is available for inspection at the times and places specified in paragraph 22 of Part 8 of this document.

The undertakings accepted by the Secretary of State consist of measures relating to the other regional Channel 3 licensees and measures to implement a system of Contract Rights Renewal (“CRR”) for advertisers.

2. Undertakings relating to other regional Channel 3 licensees

Under the measures relating to the other regional Channel 3 licensees (Scottish Television Limited, Grampian Television Limited (together referred to in this section as “SMG”), Ulster Television Limited (“UTV”) and Channel Television Limited (“Channel”)), Granada and Carlton have undertaken as follows:
•	the ITV Network Council will be convened at least twice a year to allow the other regional Channel 3 licensees to register their views and form an understanding of the overall direction of the broadcasting and programme strategy for ITV1;
•	the contributions of the other regional Channel 3 licensees to the ITV Network Programme Budget will not increase over their 2003 level by more than inflation, save in the case of exceptional events (defined to include parliamentary elections, international conflicts and certain international sporting events);
•	Granada and Carlton will not make the commissioning or broadcasting of a programme conditional on using their own licensees for programme compliance (programme compliance is the process which ensures that the programmes screened on ITV1 conform to the standards laid down by the ITC);
•	the other regional Channel 3 licensees will be provided with clean broadcast feeds of ITV1 for their respective regions;
•	if UTV’s local programming obligations change as a result of devolution in Northern Ireland, UTV will be offered equivalent terms to those made available to SMG following devolution in Scotland;
•	Granada and Carlton will report monthly to Ofcom the number and value of ITV1 hours purchased, by genre and supplier;
•	Granada and Carlton will use their best endeavours to procure any changes to the ITV Networking Arrangements required to enable them to comply with the undertakings;
•	the other regional Channel 3 licensees will be offered the option to carry forward, for the duration of their licences, terms similar to those currently in effect between each of them and Granada’s or Carlton’s sales houses for the sale of airtime, and any successor licensees will be offered the airtime sales terms last agreed between Granada and/or Carlton and their predecessor.

3. Undertakings relating to CRR

Introduction

CRR was the remedy recommended by the majority of the Competition Commission panel. It is described by the Competition Commission in its report dated 21 August 2003 as “a mechanism designed to give all advertisers and media buyers the fallback option of renewing the terms of their 2003 contracts without

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change for the duration of the remedy - except that where a contract specified a share of broadcast, this share would vary in direct proportion to ITV’s share of commercial impacts.”

Protected Contracts

The CRR undertakings relate to ITV1 advertising airtime and centre around the notion of “Protected Contracts”: any advertiser or media buyer holding a Protected Contract may renew it on the same terms (subject to an adjustment of any share of broadcast commitment contained within it as explained below) for the duration of this part of the remedy. For any advertiser or media buyer that has held a contract which was in force at any time from 1 January 2001 to 1 November 2003, their most recent contract for the purchase of advertising airtime on ITV1 will be their Protected Contract. For any other advertiser or media buyer, the next contract they conclude for the purchase of advertising airtime on ITV1 will be their Protected Contract.

Granada and Carlton will make the offer to allow parties to Protected Contracts to renew their contracts at least two months before their current airtime sales contract expires, and they will keep this offer open until it is accepted or a new agreement (on different terms) is concluded. If a party to a Protected Contract chooses to renegotiate its contract, rather than simply renew the terms of its Protected Contract under CRR, it can revert to its Protected Contract on expiry of the renegotiated contract or seek to agree with Granada and Carlton that its renegotiated contract is to become its Protected Contract.

Fair and reasonable terms

The CRR undertakings include a general obligation on Granada and Carlton to offer “fair and reasonable” terms to new advertisers and media buyers, as well as to advertisers or media buyers seeking to vary or renegotiate their existing contracts.

Variation of share of broadcast commitments under CRR

The vast majority of ITV1 airtime is sold pursuant to contracts known as “share deals”. Such deals are entered into between the Granada and Carlton airtime sales houses and either media buyers, acting on behalf of advertisers or, in a few cases, individual advertisers directly. One of the main variables in share deals is the share of its total TV advertising budget that a customer commits to ITV1 for the period of the contract (the so called “share of broadcast”). Under the CRR remedy, the share of broadcast commitment(s) to ITV1 in a contract will be varied annually in direct proportion with ITV1’s share of commercial impacts, weighted according to the media buyer’s or advertiser’s spend by demographic group and by region. However, the share of broadcast commitment(s) will be capped at the 2003 level (or initial contracted share for Protected Contracts coming into force after 1 January 2004).

Advertisers moving media buyers and mergers of customers

Most advertisers purchase airtime through media buyers. The contracts between the media buyers and the airtime sales houses may specify each advertiser’s share of broadcast commitment and other terms separately (known as a “Line-by-Line Agreement”) or may simply specify the terms in aggregate for a number of the media buyer’s clients (known as “an Umbrella Agreement”). The CRR remedy is flexible enough to deal with advertisers moving between media buyers, and with mergers of media buyers or line-by-line advertisers as explained below.

(i)	Advertisers moving media buyers

Granada and Carlton have undertaken to allow media buyers to apply the terms of their Protected Contract to advertisers who were previously covered by another media buyer’s Umbrella Agreement, even if the Protected Contract does not explicitly cater for “new business” provided that this would not (i) cause them to over-trade (i.e. commit them to giving away more commercial impacts than they have available) or otherwise to breach contractual commitments; or (ii) result in a material lessening of the switching advertiser’s share of broadcast commitment. If the circumstances referred to in (i) or (ii) apply, Granada and Carlton may withhold their consent to the new media buyer applying its terms to the switching advertiser. However, if they do so, they must nevertheless offer the new media buyer fair and reasonable terms with respect to the switching advertiser, which can in future become part of the

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media buyer’s Protected Contract. Advertisers which are part of a Line-by-Line Agreement may switch between media buyers and take their terms with them.

(ii)	Mergers of ITV1’s customers

If media buyers or line-by-line advertisers merge, they have the option of rolling forward their contracts separately or of combining their Protected Contracts into a single new contract which averages out their terms, weighted by spend. Additionally, merging line-by-line advertisers have the option of applying the terms of the Protected Contract of the advertiser which has spent more on ITV1, so long as this would not cause Granada and Carlton to over-trade or put them in breach of pre-existing contractual arrangements.

The adjudicator

The remedy encompasses an impartial adjudicator, appointed by Ofcom but paid for by Granada and Carlton. The adjudicator will oversee the running of CRR and in particular adjudicate on (i) disputes arising under airtime sales contracts; and (ii) disputes regarding whether Granada and Carlton have offered fair and reasonable terms to new advertisers or media buyers, or those seeking to renegotiate their contracts. The adjudicator will also adjudicate on disputes concerning advertisers switching media buyers and on whether Granada and Carlton have complied with their obligation to offer the other regional Channel 3 licensees similar terms for the sale of their airtime on the expiry of their current contract (as described in sub- paragraph 2 above). Advertisers and media buyers (but not Granada and Carlton) will have the right to appeal decisions of the adjudicator to Ofcom. The CRRA Rules and CRRA Scheme, annexed to the undertakings, set out in detail exactly how the adjudication process is to work.

Duration of the undertakings

The undertakings do not specify a duration, but Granada and Carlton may request a review by the OFT at any time. The Competition Commission recommended that Granada and Carlton should accept any relevant changes to their licence conditions arising out of the safeguards relating to the other regional Channel 3 licensees and that the undertaking giving the other regional Channel 3 licensees the option of renewing the terms of their sales contracts should last for the duration of the companies’ respective licences. With respect to the CRR undertakings, the Competition Commission recommended that these should last for a minimum of three years.

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PART 7 — ITV CONVERTIBLE SHARES

The ITV Convertible Shares shall have the rights and be subject to the restrictions set out in Article 4A of the articles of association of ITV plc (the text of which is reproduced below). In this Part 7 references to the “Convertible Shares” are to the ITV Convertible Shares, references to “Ordinary Shares” are to the ITV Ordinary Shares and references to “Group” are to the ITV Group.

4A.	The Convertible Shares shall have the rights and shall be subject to the restrictions set out in this Article 4A.

4A.1	Voting

The Convertible Shares shall not confer on the holders any right to receive notice of or attend or vote at any general meeting of the Company, save where the business of the meeting includes any resolution modifying, varying or abrogating any of the rights or privileges attaching to the Convertible Shares (in either of which cases the holders shall be entitled to notice of and to attend such a meeting but shall only be entitled to vote on the resolutions referred to in this Article 4A.1). Upon any resolution upon which the holders of the Convertible Shares are entitled to vote, each such holder present in person shall on a show of hands have one vote and on a poll each such holder present in person or by proxy shall have one vote in respect of each Ordinary Share into which the Convertible Shares registered in the name of such holder would have been converted had conversion taken place at the then current Conversion Ratio (as defined at Article 4A.4 below) (disregarding any fractional entitlements arising from application of that Conversion Ratio) immediately prior to the date of the notice convening the general meeting at which the resolution is proposed.

4A.2	Income

The Convertible Shares shall not confer on the holders thereof any right to participate in the profits of the Company available for distribution.

4A.3	Capital

In the event of a winding up of the Company, each holder of Convertible Shares shall be entitled to repayment of the nominal amount paid up on the Convertible Shares held by him, which right shall rank subsequent to the right of the holders of Ordinary Shares to repayment of the nominal amount paid up on the Ordinary Shares. The Convertible Shares shall not confer on the holders any further right to participate in any distribution made to shareholders of the Company on a winding up or other return of capital.

4A.4	Conversion

(A)	Subject to the satisfaction of the conditions set out in Article 4A.4(B) and to the provisions of Article 4A.4(E) below, the Convertible Shares shall automatically convert into Ordinary Shares on 1 January 2006 (the “Conversion Date”) on the basis of one Ordinary Share for each Convertible Share (the “Conversion Ratio”), as adjusted pursuant to Article 4A.4(D) below. Conversion of the Convertible Shares may be effected in such manner as the board shall from time to time determine (subject to the provisions of the Companies Act) and, without prejudice to the generality of the foregoing, may be effected in accordance with the following provisions of this Article 4A.4(A) pursuant to the authority given by the passing of the resolution to create the Convertible Shares:

(i)	if there has been no adjustment to the Conversion Ratio pursuant to Article 4A.4(D) and no adjustment to the nominal value of the ordinary shares as at the date of adoption of this Article 4A, the board may determine to effect conversion by redesignating all of the Convertible Shares as Ordinary Shares;

(ii)	if there has been an adjustment to the Conversion Ratio pursuant to Article 4A.4(D) and/or an adjustment to the nominal value of the ordinary shares as at the date of adoption of this

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Article 4A and as a result of any such adjustment the aggregate nominal value of the Convertible Shares is higher than the aggregate nominal value of the Ordinary Shares into which the Convertible Shares will convert on the Conversion Date, the board may determine to effect conversion by consolidating into one share all the Convertible Shares held by any holder or joint holders at the Conversion Date and sub-dividing and re-designating such share into:

(a)	the number of Ordinary Shares to which that holder is entitled on conversion at the then current Conversion Ratio; and

(b)	a number of deferred shares of nominal value equal to the highest amount that will not result in any holder or holders being entitled to a fraction of such a deferred share, such deferred shares having an aggregate nominal value equal to the sum of the aggregate nominal value of the Convertible Shares held by the relevant holder or holders less the aggregate nominal value of the Ordinary Shares referred to in (a) above, and otherwise having the rights and being subject to the restrictions set out in Article 4A.4(F)(ii) and (iii);

(iii)	if there has been an adjustment to the Conversion Ratio pursuant to Article 4A.4(D) and/or an adjustment to the nominal value of the ordinary shares as at the date of adoption of this Article 4A and as a result of any such adjustment the aggregate nominal value of the Convertible Shares is lower than the aggregate nominal value of the Ordinary Shares into which the Convertible Shares will convert on the Conversion Date, the board may determine to effect conversion by:

(a)	(1)	capitalising an amount of share premium account or merger reserve equal to the difference between the aggregate nominal value of the Convertible Shares and the aggregate nominal value of the Ordinary Shares into which those Convertible Shares are to convert at the relevant Conversion Ratio (the “Shortfall Amount”), and such amount shall be applied in allotting to the holders of the Convertible Shares, in proportion to their holdings of Convertible Shares, and paying up in full a number of undesignated shares (with such par value as the board may determine) having an aggregate nominal value equal to the Shortfall Amount; and

(2)	in respect of each holder or joint holders, consolidating the Convertible Shares and the undesignated shares allotted pursuant to (a) above into one share and sub- dividing and redesignating such share into:

(x)	the number of Ordinary Shares to which that holder is entitled on conversion at the then current Conversion Ratio; and

(y)	a number of deferred shares of nominal value equal to the highest amount that will not result in any holder or holders being entitled to a fraction of such a deferred share, such deferred shares having an aggregate nominal value equal to the sum of the aggregate nominal value of the Convertible Shares held by the relevant holder or holders less the aggregate nominal value of the Ordinary Shares referred to in (x) above, and otherwise having the rights and being subject to the restrictions set out in Article 4A.4(F)(ii) and (iii); or

(b)	if the Company does not have sufficient reserves available to effect conversion in the manner described in Article 4A.4(A)(iii)(a), consolidating into one share all the Convertible Shares held by any holder or joint holders at the Conversion Date and sub- dividing such share into the appropriate number of ordinary shares at the then current Conversion Ratio, in which event such ordinary shares, notwithstanding that they may have a different nominal amount from the Ordinary Shares, shall form a uniform class with the Ordinary Shares and shall, subject to Article 4A.4(A)(iv) but notwithstanding

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any other contrary provision herein, for all purposes and in all respects (including, without limitation, entitlement to dividends or other distributions, participation in offers, voting rights, and rights on a liquidation or return of capital) rank pari passu with the Ordinary Shares, for which purposes the nominal amount of each ordinary share arising on such consolidation and sub-division shall be deemed to be the same as the nominal amount per Ordinary Share.

(iv)	Any ordinary shares arising on conversion of the Convertible Shares shall rank pari passu with the Ordinary Shares already in issue at the date of conversion in all respects save that such ordinary shares shall not be entitled to any dividend or other distribution declared, paid or made by reference to a record date prior to the date of conversion.

(B)	The Convertible Shares shall only convert into Ordinary Shares pursuant to Article 4A.4(A) above if:

(i)	the closing middle market price of the Ordinary Shares on at least 60 of the 90 days on which the London Stock Exchange is open for business (“Trading Days”) up to (but not including) 1 January 2006 exceeds 140 pence; and

(ii)	the Basic Earnings Per Ordinary Share (as defined in Article 4A.4(C) below) for the twelve months ending 30 September 2005 is equal to or greater than 6.26 pence,

PROVIDED that if any of the adjustment events described in Article 4A.4(D) below occur, the conditions set out in (i) and (ii) above shall be deemed to be adjusted in such manner (if any) as the auditors shall certify in writing to be fair and reasonable and the Company shall within 30 Business Days of the relevant adjustment event send notice to each of the holders of the Convertible Shares of the relevant adjustment as so certified.

(C)	For the purposes of Article 4A.4(B)(ii) above, “Basic Earnings Per Ordinary Share” shall mean the Company’s consolidated, pre-exceptional (as defined in paragraph 20 of FRS3), pre-goodwill amortisation, post-tax (with tax effects of exceptional items written back), basic earnings per Ordinary Share (calculated on a basis consistent with UK GAAP as at 16 October 2002 and in accordance with the accounting principles and policies of the Company under which the financial information relating to Granada plc and Carlton Communications Plc disclosed in Parts 3 and 4 of the listing particulars published by the Company in December 2003 was presented), as certified by the Company’s auditors. For the avoidance of doubt, any profit or loss charges or credits arising from the adoption of FRS17 shall be ignored in calculating the Basic Earnings Per Ordinary Share.

(D)	Adjustments to the Conversion Ratio

(i)	Consolidation and sub-division

If at any time prior to the Conversion Date (or the date on which the conversion rights attaching to the Convertible Shares lapse pursuant to Article 4A.4(E)(i)(a), if earlier) the Company carries out any sub-division or consolidation of its Ordinary Shares, the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date shall be adjusted so that each Convertible Share will convert into the number of Ordinary Shares to which the holder of such Convertible Share would have been entitled had the Convertible Shares converted into Ordinary Shares immediately prior to such sub-division or consolidation and the Conversion Ratio shall be deemed to have been adjusted accordingly.

(ii)	Reclassification

If at any time prior to the Conversion Date (or the date on which the conversion rights attached to the Convertible Shares lapse pursuant to Article 4A.4(E)(i)(a), if earlier) the Company carries out any reclassification of all of its Ordinary Shares into another class of share capital, the conversion rights attaching to the Convertible Shares shall be amended so that the references in this Article 4A.4 to Ordinary Shares shall be deemed to be references

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to the new class of shares of the Company into which the Ordinary Shares have been reclassified.

(iii)	Capitalisation issues

If at any time prior to the Conversion Date (or the date on which the conversion rights attaching to the Convertible Shares lapse pursuant to Article 4A.4(E)(i)(a), if earlier) the Company makes any allotment to its Ordinary Shareholders of fully paid Ordinary Shares by way of capitalisation of profits or reserves (other than Ordinary Shares paid up out of distributable reserves and issued in lieu of cash dividend) (“Capitalisation Shares”), the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date shall be adjusted in accordance with the following formula:

S1 =(	A B	x S	) + S

where:

S1 =	the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date following the issue of Capitalisation Shares

A =	the total number of Capitalisation Shares issued

B =	the total number of Ordinary Shares in issue immediately prior to the issue of Capitalisation Shares

S =	number of Ordinary Shares into which each Convertible Share would have converted on the Conversion Date at the Conversion Ratio prevailing immediately prior to the issue of Capitalisation Shares and the Conversion Ratio shall be deemed to have been adjusted accordingly.

(iv)	Rights issues

If at any time prior to the Conversion Date (or the date on which the conversion rights attaching to the Convertible Shares lapse pursuant to Article 4A.4(E)(i)(a), if earlier) the Company makes any offer of Ordinary Shares by way of rights to holders of its Ordinary Shares at an offer price which is less than the average of the closing middle market prices for the Ordinary Shares derived from the Official List on the five Trading Days immediately preceding the date on which the offer is announced (the “Market Price”), then the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date shall be adjusted in accordance with the following formula:

S1 =	A x (B-C) B	+ S

where:

S1 =	the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date following the rights issue

A =	the number of Ordinary Shares for which a holder of one Convertible Share would have been entitled to subscribe pursuant to the rights issue if the Convertible Share had been converted into Ordinary Shares on the day immediately prior to the date on which the offer was announced at the then current Conversion Ratio

B =	the Market Price

C =	the offer price

S =	number of Ordinary Shares into which each Convertible Share would have converted on the Conversion Date prior to the rights issue

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and the Conversion Ratio shall be deemed to have been adjusted accordingly, such adjustment to take effect on the date on which the Ordinary Shares offered by way of rights are allotted (whether or not to the holders of Ordinary Shares). For the avoidance of doubt there shall be no adjustment if no such allotment takes place.

(v)	Special dividends

If, at any time prior to the Conversion Date (or the date on which the conversion rights attaching to the Convertible Shares lapse pursuant to Article 4A.4(E)(i)(a), if earlier), the Company pays to its Ordinary Shareholders a Special Dividend, the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date will be adjusted in accordance with the following formula:

S1 =	A + B C	+ B

where:

S1 =	the number of Ordinary Shares into which each Convertible Share will convert on the Conversion Date following the payment of the Special Dividend

A =	the aggregate amount of the Special Dividend divided by the number of Ordinary Shares in issue at the record date for payment of the Special Dividend

B =	the number of Ordinary Shares into which each Convertible Share would convert on the Conversion Date at the Conversion Ratio prevailing on the record date for payment of the Special Dividend

C =	the average of the closing middle market prices for the Ordinary Shares as derived from the Official List on the five Trading Days immediately following the date on which the Ordinary Shares are marked ex dividend in respect of the Special Dividend and the Conversion Ratio shall be deemed to be adjusted accordingly.

For the purposes of this Articles 4A.4(D)(v), a “Special Dividend” is a dividend paid by the Company which:

(a)	is not:

(i)	the interim dividend announced by the Company in or around March 2004 referable to the results of Granada plc and Carlton Communications Plc for the three months to 31 December 2003 (the “Initial Interim Dividend”);

(ii)	the interim dividend for the six months ending 30 June 2004 announced at the time the Company announces its interim results for that period (the “2004 Interim Dividend”);

(iii)	the final dividend for the year ending 31 December 2004 announced at the time the Company releases its preliminary statement of annual results for that year (the “2004 Final Dividend”); or

(iv)	the interim dividend for the six months ending 30 June 2005 announced at the time the Company announces its interim results for that period (the “2005 Interim Dividend”),

(each a “Regular Dividend”);

(b)	is the Initial Interim Dividend but where such dividend is greater than 0.75p per Ordinary Share, in which case the amount of the Special Dividend shall be the amount of such excess;

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(c)	is the 2004 Interim Dividend but where the amount of such dividend per Ordinary Share is more than 1.5p per Ordinary Share, in which case the amount of the Special Dividend shall be the amount of such excess;

(d)	is the 2004 Final Dividend but where the amount of such dividend per Ordinary Share is more than the sum of 1.5p per Ordinary Share plus the amount per Ordinary Share by which the 2004 Interim Dividend is less than 1.5p per Ordinary Share, in which case the amount of the Special Dividend shall be the amount of such excess; or

(e)	is the 2005 Interim Dividend but where the amount of such dividend per Ordinary Share is more than 50 per cent. higher than the 2004 Interim Dividend, in which case the amount of the Special Dividend shall be the amount of such excess. If, at the time the 2005 Interim Dividend is announced, the Company also announces that in respect of all or part of the amount of any increase above the 2004 Interim Dividend there will be a corresponding reduction in the amount of the final dividend for the year ending 31 December 2005 then, for the purposes of this Article 4A.4(D)(v)(e), the amount of the 2005 Interim Dividend per Ordinary Share shall be deemed to be reduced by an amount equal to the amount of such corresponding reduction.

Where any sub-division, consolidation or repurchase of Ordinary Shares has taken place after the date of adoption of this Article 4A.4(D)(v) and prior to the date on which any Regular Dividend is announced, the amount specified in (b), (c), (d) or (e) above, as applicable, shall be adjusted to take into account the effect that the sub-division, consolidation or repurchase would have had on a dividend of that amount.

If the Company alters its accounting reference period, the board shall, within 30 Business Days, request the auditors to determine as soon as practicable thereafter what amendments to the provisions of this Article 4A.4(D)(v) are fair and reasonable to take account of such alteration and such provisions shall be deemed to be amended in accordance with the written determination of the auditors as from the date on which such determination is delivered to the board. The Company shall within 30 Business Days of the determination being delivered to the board send notice of the amendment(s) to each of the holders of the Convertible Shares.

(vi)	Demergers

If, at any time prior to the Conversion Date (or the date on which the conversion rights attaching to the Convertible Shares lapse pursuant to Article 4A.4(E)(i)(a), if earlier):

(a)	the Company enters into any arrangement for the demerger of part of the business of the Group pursuant to which one or more subsidiary undertakings or assets constituting all or part of the business of one or more subsidiary undertakings of the Company are transferred to a company which is not itself a subsidiary undertaking of the Company (the “Acquiror”); and

(b)	all or part of the consideration for such transfer is the issue of shares by the Acquiror to the holders of Ordinary Shares,

the Company shall procure that, as a condition to such transaction, the Acquiror shall issue to each holder of Convertible Shares such number of convertible shares in the capital of the Acquiror (carrying equivalent rights to the rights attaching to the Convertible Shares in relation to the class of shares issued to the holders of Ordinary Shares by the Acquiror, including the conditions to conversion set out in Article 4A.4(B) as adjusted pursuant to that article as a result of the demerger) as is equal to the number of shares in the Acquiror issued to the holders of Ordinary Shares divided by the number of Ordinary Shares in issue at the date of the demerger.

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(vii)	Other adjustments

If the board decides that an adjustment should be made to the Conversion Ratio as a consequence of one or more circumstances not referred to in this Article 4A.4(D), the board may, within 30 Business Days of the relevant circumstance occurring, request the auditors to determine as soon as practicable thereafter what adjustment (if any) to the Conversion Ratio is fair and reasonable to take account of such circumstances and the Conversion Ratio shall be deemed to be adjusted in accordance with the written determination of the auditors as from the date on which such written determination is delivered to the board. The Company shall within 30 Business Days of the relevant adjustment event send notice to each of the holders of the Convertible Shares of the relevant adjustment as determined by the auditors.

(viii)	Modifications to adjustment provisions

Notwithstanding the foregoing provisions of this Article 4A.4(D), if:

(a)	the circumstances giving rise to an adjustment to the Conversion Ratio under any provision of this Article 4A.4(D) have already resulted or will result in an adjustment under any other provision of this Article 4A.4(D);

(b)	the circumstances giving rise to any adjustment to the Conversion Ratio arise by virtue of any other circumstances which have already given or will give rise to an adjustment under this Article 4A.4(D); or

(c)	more than one event which gives rise to an adjustment to the Conversion Ratio under this Article 4A.4(D) occurs within a short period of time,

then, if the board considers that a modification to the adjustment provisions of this Article 4A.4(D) is required to give effect to the intended overall result of the adjustment provisions of this Article 4A.4(D), the board may request the auditors to determine the appropriate modifications and the provisions of this Article 4A.4(D) shall apply in the manner so modified for the purposes of the relevant circumstances or events.

(E)	Offers and Schemes

(i)	If at any time prior to the Conversion Date an offer is made to acquire the whole or any part of the ordinary share capital of the Company or if any person proposes a scheme of arrangement with regard to such acquisition and, in either case, the right to cast more than fifty per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company vests in any person, or if any other corporate transaction involving the Company takes place the economic effect of which on holders of Ordinary Shares is approximately equivalent to the foregoing (an “Offer”), then:

(a)	if the value of the consideration payable under such acquisition per Ordinary Share (calculated on the day that the acquisition becomes wholly unconditional or is effected) (the “Offer Price”) is less than 70 pence, the conversion rights attaching to the Convertible Shares set out in this Article 4A.4 shall lapse, the Convertible Shares shall automatically convert into Deferred Shares (as defined in Article 4A.4(F)(i)) on the date on which the acquisition becomes wholly unconditional or is effected and the provisions of Article 4A.4(F)(ii) and (iii) shall apply to such Deferred Shares. For the purposes of this Article 4A.4(E)(i), in calculating the value of the consideration: (1) any listed securities comprising all or part of the consideration offered shall be valued at their closing middle market price on the exchange on which they are traded (or, if such securities are traded on more than one exchange, on the exchange where such securities have their primary listing) on the Trading Day on which the acquisition becomes wholly unconditional or is effected; and (2) any unlisted securities comprising all or part of the consideration offered shall be valued by an independent investment bank appointed by the Company;

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(b)	if the Offer Price is 70 pence or more but less than 140 pence, each Convertible Share will, on the day on which the acquisition becomes wholly unconditional or is effected, automatically convert into Ordinary Shares in accordance with the following formula:

S1 =	A x	(B-70) 70

where:

S1 =	the number of Ordinary Shares into which each Convertible Share will convert on the day on which the acquisition becomes wholly unconditional or is effected;

A =	the number of Ordinary Shares into which each Convertible Share would convert at the then current Conversion Ratio;

B =	the Offer Price; and

(c)	if the Offer Price is 140 pence or greater, the Convertible Shares will, on the day on which the acquisition becomes wholly unconditional or is effected, automatically convert into Ordinary Shares at the then current Conversion Ratio provided that if any of the adjustment events described in Article 4A.4(D) above occurs, the conditions set out in (a), (b) and (c) above shall be deemed to be adjusted in such manner (if any) as the auditors shall certify in writing to be fair and reasonable and the Company shall within 30 Business Days of the relevant adjustment event send notice to each of the holders of the Convertible Shares of the relevant adjustment as so certified; and

(ii)	if an Offer is made or proposed prior to the Conversion Date but has not become wholly unconditional or been effected prior to the Conversion Date, the provisions of Article 4A.4(F)(i) shall be deemed to be amended so that the date referred to in that Article 4A.4(F)(i) shall be deemed to be the day following the date on which the acquisition becomes wholly unconditional or is effected or, if earlier, the date on which the Offer lapses or is withdrawn (provided that if one or more alternative or competing Offers are made or proposed prior to the date on which any Offer made or proposed prior to the Conversion Date lapses or is withdrawn, the relevant date for the purposes of Article 4A.4(F)(i) shall be the date on which any of those Offers becomes wholly unconditional or is effected or, if earlier, the date on which the last of those Offers lapses or is withdrawn).

For the avoidance of doubt, if an Offer is made or proposed prior to the Conversion Date but has not become wholly unconditional or been effected prior to the Conversion Date, the provisions of Article 4A.4(A) and 4A.4(B) shall continue to apply such that if the conditions set out in Article 4A.4(B) are satisfied on the Conversion Date, conversion of the Convertible Shares shall take place in accordance with Article 4A.4(A) notwithstanding the fact that an Offer has been made or proposed to which this Article 4A.4(E) applies.

Any conversion of Convertible Shares pursuant to this Article 4A.4(E) shall be effected in accordance with Article 4A.4(A).

(F)	Lapse of conversion rights

(i)	Subject to Article 4A.4(E)(ii), if the conditions to conversion of the Convertible Shares set out in Article 4A.4(B) are not satisfied as at 1 January 2006, the conversion rights attaching to the Convertible Shares set out in this Article 4A.4 shall lapse and all of the Convertible Shares shall at midnight on 1 January 2006 automatically convert into non-voting deferred shares (the “Deferred Shares”) having the rights and subject to the restrictions set out in this Article 4A.4(F).

(ii)	The Deferred Shares shall confer on the holders no right to notice of or to attend or vote at general meetings of the Company nor any right to participate in the profits of the Company available for distribution. On a winding up of the Company, each holder of Deferred Shares shall, if the assets of the Company available for distribution to members exceed £1 billion,

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be entitled to repayment of an aggregate amount of one penny in respect of his entire holding of Deferred Shares. The Deferred Shares shall confer on the holders no further right to participate in the assets of the Company available for distribution on a winding up or other return of capital.

(iii)	The Company shall have the right to appoint any person to execute on behalf of each holder of Deferred Shares a transfer of such Deferred Shares, and/or an agreement to transfer the same, to such person as the Company may determine as custodian thereof, each such holder’s entire holding of Deferred Shares without obtaining the sanction of the holder or holders and pending such transfer may retain the certificates for the Deferred Shares.

(G)	Listing of shares

The Company shall use all reasonable endeavours to ensure that any Ordinary Shares arising from conversion of the Convertible Shares are admitted to the Official List and to trading on the London Stock Exchange.

(H)	Fractional entitlements

If any fractions of Ordinary Shares shall arise on conversion of the Convertible Shares, all fractions to which (but for this Article 4A.4(H)) the holders of Convertible Shares would be entitled shall be aggregated and sold in the market by the Company as soon as practicable after the date on which the fractional entitlements arose and the net proceeds of sale shall be paid to the holders of Convertible Shares entitled thereto in due proportions, provided that the Company shall not be obliged to pay an amount of £2 or less to any holder of Convertible Shares and any such amount may be retained by the Company. For the purpose of implementing the provisions of this Article 4A.4(H), the board may appoint a person to transfer or renounce the fractional entitlements on behalf of any holders of Convertible Shares entitled hereto and generally may make all arrangements which appear to the board necessary or appropriate for the settlement and disposal of such fractional entitlements.

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PART 8 — ADDITIONAL INFORMATION

1.	RESPONSIBILITY

1.1	The ITV Directors, whose names are set out in paragraph 2.1 below accept responsibility for the information contained in this document. To the best of the knowledge and belief of the ITV Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.

2.	DIRECTORS AND SENIOR MANAGEMENT

2.1	The ITV Directors and their functions are set out below:

Sir Brian Pitman	Interim non-executive Chairman
Sir George Russell CBE	Interim non-executive Deputy Chairman
Charles Allen CBE	Chief Executive
Henry Staunton	Finance Director
David Chance	Non-executive Director
James Crosby	Non-executive Director
Etienne de Villiers	Non-executive Director
John McGrath	Non-executive Director

2.2	Brief biographical details of the ITV Directors, including the principal activities performed by the ITV Directors outside the Merged Group and the names of all companies and partnerships of which each individual has been a director or partner at any time in the five years preceding the date of this document, are set out below:

Sir Brian Pitman

Aged 71. Interim non-executive Chairman. Appointed as a non-executive director of Carlton in March 1998. He is a non-executive director of The Carphone Warehouse PLC (2001), UbiNetics plc (2002), Singapore Airlines Limited (2003) and Tomkins plc (2000), and a director of Acturis Limited (2000) and The White Ensign Association (1999). He is also a senior adviser to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was chief executive for 13 years and chairman for 4 years. He was also non-executive chairman of Next PLC (1998-2002).

Sir George Russell CBE

Aged 68. Interim non-executive Deputy Chairman. Appointed to the board of Granada in 2002. He is a non-executive director of Taylor Woodrow plc (1992), Northern Rock plc (1996) and a director of The Wildfowl and Wetlands Trust (2002). He was formerly the chairman of 3i Group plc (1993-2001), Northern Development Company (1994-2000) and Camelot Group plc (1995-2002). He is a former non-executive director of Alcan Aluminium Limitée (1987-2000) and British Alcan Aluminium plc (1997-2001). Sir George was also formerly chairman of the Independent Broadcasting Authority and its successor, the Independent Television Commission (1989-1996), deputy chairman of Channel 4 (1987-1989) and chairman of Independent Television News Limited (1988-1989).

Charles Allen CBE

Aged 46. Chief Executive. He joined the Granada Group in 1991 as chief executive of Granada Leisure and was appointed to the board of Granada Group PLC in 1992. He was appointed to the board of Granada in 2000 and became executive chairman in 2001. He is deputy chairman of Business in the Community (1997) and vice chairman of London 2012 Limited (2003). He is a non-executive director of Tesco Plc (1999), ITV Digital Holdings Limited (1997) and Box Clever Technology Limited (2000). He was formerly a non-executive director of British Hospitality Association (1998-2000) and formerly chairman of Manchester Commonwealth Games Limited (2000-2003). His previous career includes British Steel Corporation, Grand Metropolitan PLC and Compass Group PLC.

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Henry Staunton

Aged 55. Finance Director. He joined Granada Group PLC in 1993 as finance director and was appointed to the board of Granada in 2000. He is a non-executive director of ITV Digital Holdings Limited (1998) and Box Clever Technology Limited (2000). He is non-executive chairman of Ashtead Group PLC until 31 December 2003 at which point he will step down and become a non-executive director. He was formerly a non-executive director of Emap Plc (1995-2002).

David Chance

Aged 46. Non-executive Director. Appointed to the boards of Granada Media in 2000 and Granada in 2001. He was appointed a non-executive director of Modern Times Group in 1998 and chairman in 2003. He is a director of NewIncCo 166 Limited (2002), and a non-executive director of Transmission Facilities Limited (2003), Sunderland PLC (1998) and mmO2 plc (2003). He was formerly non- executive vice-chairman of InterTrust Technologies Inc. (1999-2003). He was formerly a director of British Sky Broadcasting Group plc (1994-1999), Richmond Bridge Mansions Limited (1997-2002) and RBM (Car Park) Limited (2001-2002).

James Crosby

Aged 47. Non-executive Director. Appointed to the board of Granada in 2002. He was appointed chief executive of Halifax plc in 1999 and subsequently chief executive of HBOS plc. He is a non-executive director of St. James’s Place Capital plc (2000).

Etienne de Villiers

Aged 54. Non-executive Director. Appointed to the board of Carlton in September 2001. He is a director of Pi Capital Ventures Limited (2002) and a non-executive director of Video Networks Limited (2003). He was formerly president and managing director of Walt Disney International Limited (1999- 2000), a director of GM 1995 Limited (1995-2000) and of Go Network International Limited (1988- 2000), and a non-executive director of GMTV Limited (1991-2000), Video Networks Limited (2000- 2003), SLEC Limited (2001-2002) and World Travel Holdings plc (2001-2002). He is also a founder partner of Englefield Capital, a European mid-market private equity firm (2001).

John McGrath

Aged 65. Non-executive Director. Appointed to the board of Carlton in May 2003. He is a trustee of St. Christopher’s Hospice (2000) and chairman of The Cicely Saunders Foundation (2001). He is also a director of Kensington Green (Management) Limited (2003). He was formerly a director (1997-2000) and chairman (2000-2003) of The Boots Company PLC and group chief executive of Grand Metropolitan plc (1994-1997) and of Diageo PLC (1997-2000). He was also formerly a director of Justerini and Brooks Limited (1996-2000), Kensington Green (Management) Limited (1997-1999), The Prince of Wales International Business Leaders Forum (1996-2001), Total Language Solutions plc (2000-2003) and 32 West Street Management Co. Ltd (1998-1998).

2.3	At the date of this document none of the ITV Directors:

(a)	has any unspent convictions in relation to indictable offences;

(b)	has been bankrupt or entered into an individual voluntary arrangement;

(c)	was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company’s creditors generally or with any class of its creditors;

(d)	has been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e)	has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

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(f)	has been subject to any public criticism by any statutory or regulatory authority (including any designated professional bodies) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

2.4	The business address of the ITV Directors who are drawn from the board of Granada is The London Television Centre, Upper Ground, London SE1 9LT.

2.5	The business address of the ITV Directors who are drawn from the board of Carlton is 25 Knightsbridge, London SW1X 7RZ.

2.6	The company secretary of ITV plc is James Tibbitts.

2.7	Brief biographical details of the senior management team of ITV plc (excluding the ITV Directors listed in paragraph 2.1 above) are set out below:

Mick Desmond

Aged 44. Chief executive of Granada Broadcasting & Enterprises, and joint managing director of ITV Network, with responsibility for broadcasting and sales and in 2002 was given, with Clive Jones of Carlton, the task of delivering the ITV turnaround strategy. Between 1994 and 2001 he was chief executive of Granada Media Sales/Laser. He was deputy sales director for Granada between 1988 and 1994, and a sales manager at HTV between 1986 and 1988.

Clive Jones

Aged 54. Chief executive officer of Carlton Television and joint managing director of ITV Network. At the ITV Network Centre, he oversees the annual programme budget. As Carlton Television’s chief executive officer, he heads up the company’s four regional Channel 3 licences and related businesses and its interests in GMTV and ITN. He joined Carlton in 1994 as managing director of Central Television. Prior to that he was managing director of London News Network Limited (1992-1994) and held senior positions at TVS (1984-1992) and TV-AM (1982-1984).

Graham Parrott

Aged 54. Commercial director. He joined Granada in 1973 and was appointed to the boards of Granada Group PLC in 1992 and Granada in 2000. He is a non-executive director of Independent Television News Limited (1997), Box Clever Technology Limited (2000) and GMTV Limited (2000). He is chairman of the Granada Pension Scheme. He was formerly a non-executive director of British Sky Broadcasting Group plc.

Simon Shaps

Aged 47. Chief executive of Granada Content, with responsibility for programme making and the strategic direction and management of all Granada’s production businesses in the UK and internationally. He was formerly managing director of Granada Content following the restructuring of Granada in 2001. He started his career in television as a researcher with Thames Television in 1982 and moved to LWT the following year. He became executive producer for many programmes and TV movies. He was appointed director of programmes, LWT in 1996. In 1997 he moved to Granada Television as director of programmes, Granada TV and director of international factual programmes, Granada Media.

3.	INCORPORATION

ITV plc was incorporated on 18 November 2003 in England and Wales as a private company limited by shares under the Act with registered number 4967001 and with the name 2232nd Single Member Shelf Investment Company Limited. The Company changed its name to ITV plc and re-registered as a public limited company on 3 December 2003. ITV plc’s head office address is that of its registered office being The London Television Centre, Upper Ground, London SE1 9LT.

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4.	SHARE CAPITAL

4.1	Share Capital of ITV plc

4.1.1	On incorporation, the authorised share capital of ITV plc was £100 divided into 100 ordinary shares of £1 each. One share was issued to the subscriber to the memorandum of association, which was Serjeants’ Inn Nominees Limited of 21 Holborn Viaduct, London EC1A 2DY. On 1 December 2003, one ordinary share was allotted to Trexco Limited of 2 Lambs Passage, London EC1Y 8BB, and the share capital was increased to £50,100 by the creation of 50,000 redeemable preference shares of £1 each. On 1 December 2003, 49,998 redeemable preference shares were allotted to Serjeants’ Inn Nominees Limited. On 4 December 2003 the existing ordinary shares of £1 each were sub-divided into 1,000 ordinary shares of 10 pence each and in addition the authorised share capital was increased to £600,000,000 by the creation of 5,854,499,000 ordinary shares of 10 pence each and 145,000,000 convertible shares of 10 pence each.

4.1.2	Accordingly, as at the date of this document, the authorised and issued share capital of ITV plc is, and immediately prior to the Ordinary Shareholder Schemes becoming effective, will be, as follows:

                                          Authorised                 Issued and fully paid
                                    Number  Amount ((pound))        Number   Amount ((pound))

ITV Ordinary Shares          5,854,500,000       585,450,000            20                 2
ITV Convertible Shares         145,000,000        14,500,000             0                 0
Redeemable preference
shares of (pound)1 each             50,000            50,000        49,998            49,998*
*	paid up as to one quarter

Serjeants’ Inn Nominees Limited and Trexco Limited currently hold ten ITV Ordinary Shares each. It is expected that, following completion of the Merger, they will give those shares to ITV plc for no consideration.

Serjeants’ Inn Nominees Limited currently holds 49,998 redeemable preference shares. It is expected that, following completion of the Merger, these redeemable preference shares will be redeemed at par.

4.1.3	By written resolution of the shareholders of ITV plc passed on 4 December 2003:

(a)	the ITV Directors were generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of: (i) £450,000,000 for the purposes of the Schemes; and (ii) £135,695,000 (representing approximately one third of the expected issued ordinary share capital of ITV plc immediately following the Merger) to such persons and on such terms as the ITV Directors think fit, but so that the authority expires (unless previously revoked, varied or renewed) at the conclusion of the first Annual General Meeting of ITV plc or 18 months from the date of passing the resolution, if earlier, provided that if before the authority granted by this resolution expires the directors make an offer or agreement, which would or might require relevant securities to be allotted after it expires, the ITV Directors may allot relevant securities in pursuance of such offer or agreement as if the authority has not expired;

(b)	the ITV Directors were generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94 of the Act) for cash as if section 89(1) of the Act did not apply to such allotment on the following terms:

(i)	this power is limited to the allotment of equity securities:

(1)	in connection with a rights issue or other issue in favour of ITV Ordinary Shareholders (excluding any person holding shares as treasury shares) where the equity securities respectively attributable to the interests of the ITV Ordinary Shareholders are proportionate (as nearly as may be) to the respective numbers of ITV Ordinary Shares held by them but the ITV Directors may make such exclusions or other arrangements as they judge necessary or expedient to deal with fractional entitlements or legal or

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practical problems under the laws in any territory or the requirements of a regulatory body or stock exchange or other authority in any territory; and

(2)	otherwise than under paragraph (1), up to a total amount of £20,000,000 (representing approximately 5 per cent. of the expected issued ordinary share capital of ITV plc immediately following the Merger);

(ii)	this power expires at the conclusion of the first Annual General Meeting of ITV plc or 18 months from the date of passing the resolution, if earlier; and

(iii)	before this power expires, the ITV Directors may make an offer or agreement which would or might require equity securities to be allotted after it expires and the ITV Directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired;

(c)	conditional upon Admission, ITV plc was unconditionally and generally authorised for the purpose of section 166 of the Act to make market purchases (as defined in section 163 of the Act) of ITV Ordinary Shares provided that:

(i)	the maximum number of ITV Ordinary Shares which may be purchased is 400,000,000 representing approximately 10 per cent. of the expected issued ordinary share capital following Admission;

(ii)	the minimum price which may be paid for each share is the nominal value (from time to time) of such shares following Admission;

(iii)	the maximum price which may be paid for a share is an amount equal to 105 per cent. of the average middle market values of ITV Ordinary Shares as derived from the Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(iv)	the authority will expire at the conclusion of the first Annual General Meeting of ITV plc or 18 months from the date of passing the resolution, if earlier; and

(v)	before the authority expires, the Company may make a contract to purchase ITV Ordinary Shares under this authority which would or might involve the Company purchasing its own shares after this authority expires.

4.1.4	Under the terms of the Ordinary Shareholder Schemes, ITV plc will allot and issue ITV Ordinary Shares, credited as fully paid, to holders of Granada Scheme Shares and holders of Carlton Ordinary Shareholder Scheme Shares and will allot and issue ITV Convertible Shares, credited as fully paid, to holders of Carlton Ordinary Shareholder Scheme Shares.

4.1.5	Accordingly, upon the Ordinary Shareholder Schemes becoming effective and assuming no exercise of options granted under the Share Schemes, the authorised and expected issued share capital of ITV plc will be as follows:

                                          Authorised                    Issued and fully paid
                                    Number  Amount ((pound))           Number   Amount ((pound))

ITV Ordinary Shares          5,854,500,000       585,450,000    4,070,906,071        407,090,607
ITV Convertible Shares         145,000,000        14,500,000      123,304,676         12,330,468
Redeemable preference
shares of (pound)1 each             50,000            50,000           49,998             49,998*
*	paid up as to one quarter

4.1.6	The provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 the Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the authorised but unissued share capital of ITV plc except to the extent disapplied as referred to in paragraph 4.1.3 above. The continuing obligations of the UK Listing Authority include a requirement that, unless the approval of shareholders in general meeting is obtained, ITV plc must offer new shares to be issued for cash to existing shareholders on a pro rata basis. No such issue is currently in contemplation.

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4.1.7	Save as disclosed in this document, no share or loan capital of ITV plc or any of its subsidiaries has, within the three years preceding the date of this document, been issued for cash or for a consideration other than cash to any person not being another member of the Granada Group or Carlton Group, as applicable, and which, in the case of loan capital, remains outstanding. No such shares or loan capital are proposed to be issued other than pursuant to the Schemes and no share or loan capital of ITV plc or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

4.1.8	No commissions, discounts, brokerages or other special terms have been granted in connection with the issue of any share capital of ITV plc within the three years preceding this document.

4.1.9	The ITV Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Ordinary Shareholder Schemes.

4.1.10	The ITV Ordinary Shares will rank in full for all dividends and other distributions declared, made or paid after the date on which the ITV Ordinary Shares are issued. The ITV Convertible Shares carry no right to receive dividends or other distributions.

4.2	Share capital of Granada

4.2.1	The authorised and issued fully paid share capital of Granada at the date of this document is as follows:

                                          Authorised                    Issued and fully paid
                                    Number    Amount ((pound))           Number   Amount ((pound))
Granada Shares               3,704,500,020         370,450,002    2,768,244,245        276,824,425
Redeemable preference
shares                              49,998              49,998                0                  0

4.2.2	The following changes in the amount of the issued share capital of Granada have occurred during the preceding three years:

(a)	under the terms of the mandatory exchange of shares whereby shareholders of Granada Media received Granada Shares, Granada issued on 1 February 2001 553,650,000 Granada Shares to Granada Media shareholders in lieu of their Granada Media shares.

(b)	on 28 September 2001, the Company redeemed the 49,998 redeemable preference shares of £1 each issued to Ogier Nominees Limited and Salomon Brothers International Limited.

(c)	in the financial year ended 30 September 2001 11,616,153 Granada Shares were issued pursuant to the Granada Share Schemes.

(d)	there were no issues of Granada Shares made in the financial year ended 30 September 2002; and

(e)	in the 12 months ending 30 September 2003 and as at 4 December 2003 (being the latest practicable date prior to the publication of this document), 22,850 Granada Shares have been issued pursuant to the Granada Share Schemes.

4.3	Share capital of Carlton

4.3.1	The authorised and issued fully paid share capital of Carlton at the date of this document is as follows:

                                                      Authorised                          Issued and fully paid
                                              Number                 Amount            Number                  Amount
Ordinary shares                        1,221,317,551      (pound)61,065,878       671,960,088       (pound)33,598,004
Convertible preference shares            168,682,449       (pound)8,434,122       163,532,321        (pound)8,176,616
Dollar denominated redeemable
preference shares                         15,000,000               $150,000                 0                       0

4.3.2	The following changes in the amount of the issued ordinary share capital of Carlton have occurred during the preceding three years:

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(a)	on 12 January 2001, 49,603 Carlton Ordinary Shares were issued to satisfy deferred consideration in connection with the acquisition of Planet 24 Limited;

(b)	during the 2001 financial year, 243,693 Carlton Ordinary Shares were issued in connection with the Carlton Share Schemes;

(c)	on 7 November 2001, 166,683 Carlton Ordinary Shares were issued to satisfy deferred consideration in connection with the acquisition of Action Time Holdings Limited; and

(d)	on 3 December 2003, two Carlton Ordinary Shares were issued to ITV plc.

4.3.3	The following conversions of Carlton Preference Shares have occurred during the preceding three years:

(a)	on 2 April 2001, 61,378 Carlton Preference Shares were converted, in accordance with the articles of association of Carlton, by a process of consolidation and subdivision into 15,845 Carlton Ordinary Shares and 45,533 non-voting deferred shares of 5p each. The deferred shares were subsequently repurchased by Carlton for an aggregate consideration of 1p and all 45,533 deferred shares were then cancelled. All authorised unissued deferred share capital was converted into authorised unissued ordinary share capital;

(b)	on 2 April 2002, 40,913 Carlton Preference Shares were converted, in accordance with the articles of association of Carlton, by a process of consolidation and subdivision into 10,564 Carlton Ordinary Shares and 30,349 non-voting deferred shares of 5p each. The deferred shares were subsequently repurchased by Carlton for an aggregate consideration of 1p and all 30,349 deferred shares were then cancelled. All authorised unissued deferred share capital was converted into authorised unissued ordinary share capital; and

(c)	on 1 April 2003, 32,540 Carlton Preference Shares were converted, in accordance with the articles of association of Carlton, by a process of consolidation and subdivision into 8,400 Carlton Ordinary Shares and 24,140 non-voting deferred shares of 5p each. The deferred shares were subsequently repurchased by Carlton for an aggregate consideration of 1p and all 24,140 deferred shares were then cancelled. All authorised unissued deferred share capital was converted into authorised unissued ordinary share capital.

5.	SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF ITV plc

5.1	The memorandum of association of ITV plc provides, among other things, that its objects are to carry on the business of a holding company. The objects of ITV plc are set out in full in clause 4 of its memorandum of association which is available for inspection as described in paragraph 22 below.

5.2	The articles of association of ITV plc adopted on 4 December 2003 exclude Table A of the Act and include provisions, inter alia, to the following effect:

(a)	Rights attaching to the ITV Ordinary Shares

(i)	Dividends

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board.

Except as provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

Subject to the provisions of the Act, the Board may pay interim dividends and also pay at intervals any fixed rate dividend, if it appears to the Board to be justified by the profits of the Company available for distribution. If the Board acts in good faith, it shall not be liable

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to holders of shares with preferred rights for any loss suffered from the lawful payment of interim dividends on other shares. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

The members may, at a general meeting declaring a dividend, on the recommendation of the Board, by ordinary resolution direct that payment of any dividend be satisfied in whole or in part by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The Board may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of any dividend or part thereof. In these circumstances, each shareholder shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount of the dividend provided that the value of each share shall never be less than its par value. A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value. The Board may exclude from any offer any holders of shares where the Board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by the Company.

The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the member. The Company must resume sending warrants and cheques if the holder subsequently claims a dividend or cashes a dividend warrant or cheque.

(ii)	Voting rights

Subject to any rights or restrictions as to voting attaching to any shares, on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Any shareholder of the Company entitled to attend and vote at a general meeting is entitled to appoint a proxy to attend and vote instead of him/her. A proxy may join in a demand for a poll but may not speak at the meeting without the permission of the chairman. To vote by proxy, a shareholder must personally, or by post or facsimile transmission deliver the proxy (which must be in writing and executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or executed under its common seal) to the registered office of the Company or to the place specified by the Company in the notice of the meeting or in any proxy instrument at least 48 hours before the meeting.

(iii)	Transfer of shares

All transfers of certificated shares may be effected by an instrument of transfer in any usual form or in any other form approved by the Board. The instrument of transfer shall be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the

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transferee. The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a certificated share which is not fully paid, provided that such refusal does not prevent dealings in shares in the Company from taking place in an open and proper basis. Subject to the requirements of the UK Listing Authority, the Board may also refuse to register the transfer of a certificated share if the instrument of transfer:

(aa)	is not lodged, duly stamped, at the registered office or at such other place as the Board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(bb)	is in respect of more than one class of shares; and

(cc)	is in favour of not more than four transferees.

Subject to the provisions of the Uncertificated Securities Regulations 1995, the Board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Any bearer share shall be transferable by delivery.

(iv)	Disapplication of pre-emptive rights

The Board has general and unconditional authority to allot relevant securities up to an amount specified in a resolution of the shareholders for the period set out in the resolution.

For a period prescribed by a special resolution of the shareholders, the Board may allot equity securities up to an amount set out in such special resolution or in the case of a rights issue (as defined in the articles of association) without offering the securities first to the existing shareholders in proportion to their respective holdings.

(b)	Rights attaching to the ITV Convertible Shares

The rights attaching to the ITV Convertible Shares are set out in Part 7 of this document.

(c)	Disclosure of interests in shares

Under section 212 of the Act, the Company may request certain information from a shareholder or other person appearing to be interested in shares of the Company if it knows or has reasonable cause to believe that the person is or may be interested in the shares of the Company which should have been disclosed. If a person has been duly served with a notice under this section and has failed to respond within 14 days from service of the notice or, in purported compliance with such a notice, has made a statement which is false or inadequate to a material extent, then the Board may, in its absolute discretion, impose restrictions upon the relevant shares.

The restrictions available are the suspension of the right to attend and vote either personally or by proxy at any general meeting or separate meeting of the holders of that class of shares in respect of the relevant shares and, additionally, in the case of a shareholding representing 0.25 per cent. or more of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of the relevant shares.

The restrictions on transfer shall not apply if the relevant shares are transferred by means of an approved transfer, if registration of the transfer is required by the Uncertificated Securities Regulations 1995, or if the member is not himself in default and satisfies the Board that no person who is in default is interested in the shares to be transferred.

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(d)	Changes in share capital

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares the Company may issue shares which are, or at the option of the Company or the holder are liable, to be redeemed. Subject to the provisions of the Act and the articles of association, unissued shares are at the disposal of the Board.

The Company may by ordinary resolution increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Act, subdivide its shares, or any of them into shares of smaller amount than is fixed by the memorandum of association; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Act, the requirements of the UK Listing Authority, and the rights attached to any class of shares, purchase its own shares.

(e)	Variation of rights

Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three- quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

The rights attaching to any shares or class of shares are not, unless otherwise expressly provided, deemed to be varied by:

(i)	the creation or issue of further shares ranking pari passu with, or subsequent to, them or by the purchase or redemption by the Company of any of its own shares; or

(ii)	the Company permitting, in accordance with the Uncertificated Securities Regulations 1995, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

(f)	Lien and forfeiture

The Company will have a lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all moneys payable to the Company in respect of that share. The Board may call any moneys unpaid on shares and may forfeit shares on which calls have been made by notice and which are not duly paid. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares which have not been paid before the forfeiture. The person whose shares have been forfeited shall cease to be a member of the Company but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest either at the rate at which interest was payable or at a rate determined by the Board not exceeding 15 per cent. or if higher the appropriate rate (as determined by the Act) from the date of forfeiture until payment.

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(g)	Directors’ interests

(i)	Power to vote on contracts in which they are interested

Except as otherwise provided in the articles of association, a director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the Board concerning a matter in which he has an interest (otherwise than by virtue of his interests in shares, debentures or other securities of, or otherwise in or through, the Company or any of its subsidiary undertakings) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the case falls within one or more of the following paragraphs:

(aa)	the giving of a guarantee, security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(bb)	the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or in part whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(cc)	a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(dd)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, provided that the interest (as the word is defined in sections 198 to 211 of the Act) does not represent one per cent. or more of any class of the equity share capital or voting rights of the body corporate;

(ee)	any proposal concerning the adoption, modification, or operation of a superannuating fund or retirement benefits scheme which has been approved or is subject to and conditional upon approval by the board of Inland Revenue for taxation purposes;

(ff)	a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; or

(gg)	a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

A director may not vote or be counted in the quorum on a resolution of the Board or a committee of the Board concerning his own appointment (including fixing or varying the terms of the appointment) to an office or employment with the Company or any body corporate in which the Company is interested.

(ii)	Contracts with the Company

Subject to the provisions of the Act and provided that he has disclosed to the Board (by general notice or otherwise) the nature and extent of any material interest of his, a director:

(aa)	may be party to, or otherwise be interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(bb)	may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for this;

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(cc)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(dd)	shall not by reason of his office be accountable to the Company for any benefit which he derives from these interests and no such transaction shall be liable to be avoided on the ground of any such interest or benefit.

An interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

(h)	Remuneration of directors

(i)	The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of the articles of association as described below) shall not exceed in aggregate £1 million per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any director who is appointed to any executive office shall be entitled to receive such emoluments as the Board may determine.

(ii)	A director appointed to an executive office or who serves on any committee or who devotes special attention to the Company’s business or who performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director or who goes or resides abroad in connection with the Company’s business, may be paid such extra remuneration (by way of salary, commission or otherwise) as the Board may determine.

(iii)	The Board may provide benefits, whether by the payment of gratuities, pensions, or insurance or otherwise, for any past or present director (or other employee of the Company or any subsidiary undertaking or associated company), or any member of his family or any person who is or was dependent on him and may contribute to any fund and pay premiums for the purchase or provision of any such benefit.

(iv)	The directors may be paid by the Company all travelling, hotel and other expenses properly incurred in attending Board meetings or committees of the Board, general meetings or separate meetings of the holders of any class of shares, or otherwise in connection with the discharge of their duties including, without limitation, attending or returning from meetings of the Board, committees of the Board or general meetings.

(v)	Neither a director nor an alternate director is required to hold any shares of the Company by way of qualification to being a director or alternate director.

(i)	Appointment of directors

(aa)	Number of directors

Unless and until otherwise determined by ordinary resolution and subject to the Act, the number of directors shall be not less than two nor more than 20.

(bb)	Appointment generally

A person, (other than a director retiring by rotation or a person recommended by the Board for election as a director), shall only be eligible for the position of director if not less than seven nor more than 42 days prior to the date appointed for the meeting, written notice is given by a member of the Company entitled to vote at the meeting that the member intends to propose that person for election giving particulars of the proposed person and the person’s willingness to act as director.

The Company may appoint a director to fill a casual vacancy or appoint an additional director by an ordinary resolution.

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The Board may appoint a director to fill a vacancy or appoint an additional director, whether or not for a fixed term, subject to paragraph (aa) above.

(j)	Retirement of directors by rotation and age limits (if applicable)

At each annual general meeting, all those directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before shall retire from office by rotation. A retiring director shall be eligible for re-election. If the Company does not fill the vacancy, the retiring director, if willing to act, shall be deemed to have been re-elected unless at the annual general meeting it is resolved not to fill the vacancy or unless a resolution to re-elect the retiring director has been put to the annual general meeting and rejected.

No person will be disqualified from being appointed or re-appointed as a director by reason only of the fact that he has attained the age of 70 years.

(k)	Powers of the Board

Subject to the provisions of the Act, the memorandum of association, the articles of association and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board which may pay all expenses incurred in forming and registering the Company and may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the memorandum of association or the articles of association and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this shall not be limited by any special power given to the Board by the articles of association. A meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

The Board may confer any of its powers on a director on such terms and conditions and with such restrictions as it decides. The Board may delegate to a committee or local board any of its powers, authorities and discretions except the power to make calls or forfeit shares.

(l)	Borrowing powers

The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(m)	Indemnity of officers

Subject to the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether criminal or civil, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the Court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(n)	Untraced shareholders

The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

(i)	during a period of 12 years prior to the date of advertising its intention to sell such shares (the “Relevant Period”) at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

(ii)	as soon as practicable after the expiry of the Relevant Period the Company shall have inserted advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

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(iii)	during the Relevant Period, and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above the Company has received no indication of the whereabouts or existence of the member or other person; and

(iv)	if the shares are listed, notice has been given to the relevant listing authority of the Company’s intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company’s business or invested in such a way as the Board from time to time think fit.

(o)	Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Company unless they have given the Company an address within the United Kingdom at which such notices may be served.

(p)	Rights of inspection

No member of the Company has the right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by ordinary resolution of the Company or order of a court of competent jurisdiction. The Act requires companies to allow shareholders to inspect the register of members, the minutes of any general meeting and copies of any written resolutions of the Company free of charge, or to request a copy of them on payment of a fee.

Shareholders have the right to request a copy of the memorandum of association and the articles of association subject to payment of a 5 pence fee.

(q)	Shareholders’ meetings

The Board shall decide the time and place for each general meeting to be held. There may not be more than 15 months between each annual general meeting.

An extraordinary general meeting of shareholders may be called either by the Board or by shareholders holding 10 per cent. or more of the issued share capital carrying the right to vote at general meetings. The request must state the objects of the meeting. An annual general meeting requires 20 working days’ notice in writing. An extraordinary general meeting called for:

•	the passing of a special resolution; or

•	a resolution requiring special notice;

must be called with at least 21 clear days’ notice in writing. All other extraordinary general meetings shall be called with at least 14 clear days’ notice in writing.

All shareholders will have the right to receive notice of general meetings and to attend general meetings unless otherwise specified in the articles of association.

The articles of association specify that two persons present in person or by proxy entitled to vote on the business to be transacted (each being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder), constitutes a quorum at a general meeting. An ordinary resolution requires a majority vote of those present and voting. A special or an extraordinary resolution requires a three-fourths majority vote of those present and voting.

(r)	Record date for service

A notice or other document sent by the Company to a member by post shall be deemed to be given if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom on the day following that on which the envelope containing it was posted. In any other case, on the second day following that on which the

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envelope containing it was posted. If sent by airmail from an address in the United Kingdom to an address outside the United Kingdom on the third day following that on which the envelope containing it was posted. A notice or other document sent by the Company to a member as an electronic communication shall be deemed to have been given by the Company to the member on the day following that on which the communication was sent to the member. A notice placed on the Company’s website or websites is deemed given by the Company to a member on the day following that on which the notice of availability was sent to the member.

(s)	Provisions relating to the Broadcasting Act

The articles of association contain provisions relating to the Broadcasting Act in respect of the Company’s ability to require shares to be disposed of by relevant individuals to ensure compliance with the Broadcasting Act.

The above is a summary only of certain provisions of the articles of association of ITV plc the full provisions of which are available for inspection as described in paragraph 22 of this Part 8.

6.	DIRECTORS’ AND OTHER INTERESTS IN ITV PLC

6.1	At the date of this document no ITV Director (or any person connected with an ITV Director within the meaning of section 346 of the Act) had any interest whatever in the issued share capital of ITV plc.

6.2	Upon the Merger becoming effective, the interests of the ITV Directors, their immediate families and of all persons connected (within the meaning of section 346 of the Act) with such ITV Directors in the issued share capital of ITV plc in the case of ITV Directors and their immediate families, as required to be notified to ITV plc pursuant to section 324 or 328 of the Act or required to be entered in the register maintained under the provisions of section 325 of the Act, and, in the case of persons connected with the ITV Directors, as would be required to be so notified or registered if such connected person were an ITV Director and the interest of that connected person is known to or could with reasonable diligence be ascertained by that ITV Director will, assuming no exercise of options and awards under the Share Schemes, be as follows:

                                                 Number of          Number of
                                                       ITV                ITV
                                                  Ordinary        Convertible
Director                                           Shares*            Shares*

Sir Brian Pitman                                     2,097                198
Sir George Russell CBE                                  --                 --
Charles Allen CBE                                2,745,248                 --
Henry Staunton                                   1,777,201                 --
David Chance                                        16,609                 --
James Crosby                                            --                 --
Etienne de Villiers                                  9,693                917
John McGrath                                         9,693                917
*	The interests in ITV Shares will be beneficial.

6.3	As at the date of this document, no options over ITV Shares have been granted.

Details of the employees’ share schemes to be operated following the Merger are contained in paragraph 8 below.

6.4	Save as disclosed in paragraph 6.2 above, none of the ITV Directors nor their immediate families nor any person connected with them will, immediately following completion of the Merger, have any interest in the share or loan capital of ITV plc.

6.5	As at 4 December 2003, being the latest practicable date prior to the publication of this document, the ITV Directors were aware of the following interests which will represent three per cent. or more of the issued share capital of ITV plc following completion of the Merger (assuming no changes in holdings of Granada Shares and Carlton Ordinary Shares prior to the Merger becoming effective):

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                                                                 No of              Number of           % of issued
                                                           ITV Ordinary        ITV Convertible       ordinary share
Shareholder                                                      Shares                 Shares              capital
FMR Corp. & Fidelity International Limited                  408,551,787             17,081,600               10.04%
Artisan Partners L.P.                                       233,459,545              6,234,415                5.73%
Aviva plc                                                   173,462,824              5,559,896                4.26%
Legal & General Investment Management Ltd                   172,902,822              4,596,481                4.25%
UBS Global Asset Management (UK) Ltd                        172,657,789             11,207,670                4.24%
Deutsche Asset Management Group Limited                     146,647,569                     --                3.60%
Barclays PLC                                                143,872,158              3,835,301                3.53%
Morgan Stanley Investment Management Limited                129,478,643                     --                3.18%
State Street Global Advisors Limited                        129,162,888              4,872,594                3.17%

6.6	As at 4 December 2003, being the latest practicable date prior to the publication of this document, the ITV Directors are not aware of any person who, directly or indirectly, is able, or immediately following completion of the Merger will be able, directly or indirectly, jointly or severally, to exercise control over ITV plc.

6.7	No ITV Director has had any interest in a transaction which is or was unusual in its nature or conditions or significant to the business of the Merged Group and which was effected by ITV plc or by Granada or Carlton or any of their subsidiaries during the current financial year or during the year ended 30 September 2002 or was effected during an earlier financial year and remains in any respect outstanding or unperformed. Save as disclosed in paragraph 7.8 below, there are not outstanding any loans granted by any member of the Merged Group to any ITV Director nor any guarantees provided by any member of the Merged Group for the benefit of any ITV Director.

7.	DIRECTORS’ SERVICE CONTRACTS AND EMOLUMENTS

7.1	Charles Allen and Henry Staunton will serve ITV plc under new service agreements with Granada which took effect on 4 December 2003.

7.2	Mr Allen is employed as Executive Chairman of Granada until the Merger becomes effective at which time he will become Chief Executive of ITV plc. Mr Staunton is employed as Finance Director of Granada until the Merger becomes effective at which time he will become Finance Director of ITV plc. Mr Allen’s current salary is £1,006,335 and Mr Staunton’s £538,890. Both are eligible to participate in any long term or other incentive scheme provided by Granada or, following the Merger, ITV plc, subject to approval from the remuneration committee. Details of the existing schemes are contained in paragraph 8 of this Part 8. Mr Allen and Mr Staunton also receive standard directors’ benefits including private health insurance, company car and death in service benefit.

7.3	The previous service agreements for Mr Allen and Mr Staunton provided for 24 months’ notice of termination by either Granada or the executive or, alternatively, Granada could terminate on payment of salary and all benefits, including pension benefits, for a 24 months’ period. Mr Allen and Mr Staunton have volunteered the following changes to their previous service contracts:

(a)	the reduction of the notice period from 24 months’ to 12 months’ notice on either side;

(b)	in Mr Allen’s case only his additional right to terminate his employment on 30 days’ notice in certain circumstances has been given up and no entitlements will arise by reason of a change of control of Granada;

(c)	any termination payments which become due will be paid in monthly instalments rather than in a lump sum immediately upon termination, except as described in paragraph 7.4 below;

(d)	any entitlement to bonus on termination will be related to the performance of the ITV Ordinary Share price as described in paragraph 7.5 below; and

(e)	the inclusion of a specific non-compete covenant.

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No compensation has been provided to either Mr Allen or Mr Staunton for agreeing to the changes described above.

In addition Mr Allen and Mr Staunton will be affected by the changes which ITV plc has made in adopting incentive plans substantially identical to those previously in place for Granada. In particular:

(i)	the performance targets applicable to share options cannot be re-tested;

(ii)	the performance targets under the executive share option schemes have been increased; and

(iii)	the minimum period for vesting of awards under the ITV Commitment Scheme has been increased from two years to three years.

7.4	The new service agreement is terminable on 12 months’ notice by either party, or upon the executive reaching the age of 60. As an alternative to serving notice, Granada or, following the Merger, ITV plc, may terminate the service agreement by paying the executive a sum (the “Prescribed Sum”) being the aggregate of salary and the value of all other benefits, excluding pension benefits, for the 12 months’ period. Alternatively, the Company may elect to provide such benefits in kind for 12 months. Where the Prescribed Sum is payable, Granada or ITV plc will procure that the executive is put in the same position in respect of the Granada Pension Scheme pension and other pension benefits as if he had remained in pensionable service for an additional 12 months from the date of termination. The payment of the Prescribed Sum will normally be made in monthly instalments. However, if Granada or ITV plc is acquired by a third party (otherwise than by way of the proposed Merger), no additional payments shall be made but the Prescribed Sum shall be paid in a lump sum on the date of completion of the acquisition, if the Prescribed Sum becomes payable before the date of such acquisition, and on the date of termination of employment if the Prescribed Sum becomes payable within 12 months after the date of such acquisition.

7.5	Where the Prescribed Sum is payable the executive is entitled to:

(a)	an award under the Deferred Share Award Scheme over a number of ITV Ordinary Shares equal to between a minimum of 75 per cent. and a maximum of 100 per cent. of basic annual salary dependent upon a share price performance related ratchet up to one half of which may be taken as a cash payment; and

(b)	where the executive has been nominated for an award in accordance with the terms of the Deferred Share Award Scheme in respect of the financial year in which the Prescribed Sum is payable, the value of the award shall be determined in accordance with the formula set out in (a) above.

7.6	Both Mr Allen and Mr Staunton are members of Granada’s main UK contributory Pension Scheme which provides for members’ contributions at the rate 5 per cent. of basic salary per year. Subject to Inland Revenue limits, members are eligible for a pension of up to two thirds of basic salary at normal retirement age of 60. The Pension Scheme also provides for the payment of benefits on death or disability. Part of the pension commitment for senior executives cannot be covered through the Inland Revenue approved scheme due to the cap on pensionable earnings and certain other restrictions introduced by the Finance Act 1989. In all such cases, Granada enters into contractual, unfunded, unapproved pension provision to provide pension payments on retirement based on service and earnings consistent with other executives of similar seniority. Both Mr Allen and Mr Staunton have such contractual pension promises.

7.7	Under the arrangements for Mr Allen and Mr Staunton, if their employment is terminated upon payment of the Prescribed Sum (described in paragraph 7.4 above) then a pension credit of 12 months will be granted supplemental to the Prescribed Sum arrangements. Being over the age of 55, Mr Staunton is entitled to retire before his normal retirement date with an immediate undiscounted pension. For Mr Allen, if his pensionable service is terminated after his 55th birthday he will have the right to draw an immediate unreduced pension. If his pensionable service is terminated between the ages of 50 and 55 then he will have the right to draw an immediate pension, reduced by reference to

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the number of years and months up to his 55th birthday unless he resigns (other than in circumstances of constructive dismissal) or if his employment is terminated for cause when the employer’s consent to an immediate pension will be required. If his pensionable service is terminated before his 50th birthday he will have the same right to draw a pension from age 50 onwards, discounted for early payment, reduced by reference to the number of years and months up to his 55th birthday, unless he resigns (other than in circumstances of constructive dismissal) or if his employment is terminated for cause when the trustees’ consent to an immediate pension will be required.

7.8	Under the Granada Supplementary Pension Scheme and associated security document, Granada granted in 1999 granted security (by way of a fixed charge) in favour of The Law Debenture Pension Trust Corporation Plc (as trustee) over marketable securities to the value (as at 1 October 2003) of £20.271 million in relation to any default by Granada in its provision of accrued but unfunded pension commitments made to participants by Granada. The documents provide for periodic valuation of the accrued and undischarged liability to provide those participants, including the executive directors of Granada, with pension benefits with consequent adjustments to the value of the security subject to the charge to reflect adequately changes in the value of the accrued pension rights from time to time.

7.9	The total aggregate remuneration paid and benefits in kind granted to the ITV Directors by any member of the Granada Group during the 12 month period to 30 September 2003 (being payments and grants to two executive directors and three non-executive directors of Granada) amounted to £2,043,000.

7.10	The total aggregate remuneration paid and benefits in kind granted to the ITV Directors by any member of the Carlton Group during the 12 month period to 30 September 2003 (being payments and grants to three non-executive directors of Carlton) amounted to £118,000.

7.11	Save as disclosed above, there are no existing or proposed service contracts between any ITV Directors and any member of the ITV Group other than agreements expiring or terminable without payment of compensation (other than statutory compensation) within one year.

7.12	There are no arrangements under which an ITV Director has waived or agreed to waive future emoluments nor have any waivers of such emoluments occurred within the last financial year.

7.13	The non-executive ITV Directors will receive annual fees as set out below:

Name                                                         Annual Fee
Sir Brian Pitman                                          (pound)100,000(1)
Sir George Russell CBE                                      pound)85,000(1)
David Chance                                               (pound)40,000
James Crosby                                               (pound)40,000(2)
Etienne de Villiers                                        (pound)40,000(2)
John McGrath                                               (pound)40,000(3)
Notes:
(1)	Until appointment of a new independent non-executive Chairman.
(2)	Plus fees of £5,000 in respect of membership of each of the remuneration and audit committees.
(3)	Plus a fee of £15,000 as chairman of the audit committee and a fee of £5,000 as a member of the remuneration committee.

The Board intends to keep non-executive directors’ fees under review on an annual basis to ensure that they are kept in line with market rates.

7.14	At the date of this document no remuneration has been paid nor have any benefits in kind been granted to the ITV Directors in such capacity by ITV plc. On the basis that the Ordinary Shareholder Schemes become effective, it is estimated that the total remuneration to be paid and benefits in kind to be granted to the ITV Directors by any member of the Merged Group for the 15 month period ending 31 December 2003 will total approximately £2,753,000 (excluding amounts in respect of performance related bonuses).

7.15	Save as disclosed in paragraph 7.13 above, the emoluments receivable by the ITV Directors will not be varied in consequence of the Merger.

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8.	SUMMARY OF EMPLOYEE SHARE SCHEMES

8.1	ITV Share Schemes

The principal features of the ITV Share Schemes which ITV plc will operate from the Merger for employees in the ITV Group and which Granada and Carlton shareholders are asked to approve are described below. With the exception of the DSA Plan and the ITV Network Plan described below, the ITV Share Schemes may be operated over new issue, market purchase or treasury shares.

(a)	ITV Approved Executive Share Option Scheme (the “Approved Scheme”)

(i)	Status – The Approved Scheme is intended to be approved by the Inland Revenue under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003 (“Schedule 4”).

(ii)	Administration – The Approved Scheme will be administered by a committee of the board of directors of ITV plc and in the case of executive directors a committee of non-executive directors of ITV plc (the “Committee”) in accordance with its rules.

(iii)	Eligible employees – Options may be granted to such employees and full-time directors of ITV plc (being those ITV Directors who are obliged to devote substantially the whole of their working time to the ITV Group and in any event not less than 25 hours per week) or any of its participating subsidiaries as the Committee shall select. The Committee may not select anyone who is within six months of normal contractual retirement age (unless ITV plc in general meeting shall waive such requirement) or has a material interest in ITV plc and is therefore prohibited from participating in the Approved Scheme by virtue of paragraph 9 of Schedule 4.

(iv)	Grant of options – Options may be granted within the period of three months following: approval of the Approved Scheme by the Inland Revenue and Admission; and within the period of 42 days following: the dealing day immediately following the preliminary announcement of the annual or half yearly or quarterly results of ITV plc for any financial period; the expiry of restrictions imposed on ITV plc; the announcement or coming into force of any amendments to legislation affecting share option schemes; or at any other time if the Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. Options are over ITV Ordinary Shares. No option may be granted later than ten years from the date of adoption of the Approved Scheme. Options granted under the Approved Scheme are personal to the optionholder and may not be transferred. Benefits under the Approved Scheme are not pensionable.

(v)	Exercise price – The exercise price at which options may be exercised is determined by the Committee and may not be less than the greater of:

(aa)	the nominal value of an ITV Ordinary Share if ITV Ordinary Shares are to be subscribed; and

(bb)	at any time when the ITV Ordinary Shares are listed, the middle-market quotation of an ITV Ordinary Share as derived from the Official List on the dealing day immediately preceding the date of grant of an option (or, if the Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

No consideration is payable for the grant of an option.

(vi)	Individual Limits – No option may be granted to an optionholder if, as a result, the aggregate exercise price of ITV Ordinary Shares issuable pursuant to options granted under the Approved Scheme and any other Inland Revenue approved executive share option scheme exceeds the maximum permitted by the Inland Revenue, currently £30,000. Options may not be granted pursuant to the Approved Scheme which together with options under the Unapproved Scheme will exceed 200 per cent. of base salary in any one financial year.

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(vii)	Exercise of options

(aa)	An option will not normally be exercisable before the expiry of three years from the date of grant. An option may be exercisable earlier if the optionholder dies, if the optionholder’s employment terminates by reason of injury, disability, ill-health, redundancy, retirement on or after the normal retirement age, his employer ceasing to be a member of the ITV Group or because the business in which he is employed is transferred out of the ITV Group. If an optionholder ceases to be employed for any other reason his options will lapse unless the Committee determines otherwise. Options will lapse at the expiry of ten years from the date of grant. Special provisions apply in the event of a sale or liquidation of ITV plc or on a takeover or scheme of reconstruction or amalgamation or liquidation of ITV plc.

(bb)	In accordance with the Joint Statement issued by the National Association of Pension Funds and Association of British Insurers, the Committee will, on the date of grant of any option, specify the objective performance target(s) which must be satisfied prior to the exercise of the option. Options will not normally be exercisable unless over the three year period from the date of grant there has been a significant and sustained improvement in the underlying financial performance of ITV plc. Such objective performance target(s) will be subject to prior Inland Revenue approval. Exercise of options will be dependent on ITV plc’s TSR performance over the three year period from the date of grant against a range of companies of comparable size and/or lines of business as follows:

•	35 per cent. of the option will become exercisable if ITV plc’s TSR is ranked at the median within the comparator group. The option will only become exercisable in full for performance achieving at least the upper quartile rank. Comparatively stretching real EPS growth targets may be used for future awards.

•	On a change of control of ITV plc, outstanding options will only be exercisable to the extent that the performance condition has been met.

(viii)	ITV Ordinary Shares - ITV Ordinary Shares issued on the exercise of an option rank pari passu with existing ITV Ordinary Shares except for any rights attached to such ITV Ordinary Shares by reference to a record date prior to the date of allotment. ITV plc will use its reasonable endeavours to obtain admission to the Official List for any ITV Ordinary Shares so allotted.

(ix)	Variation of share capital - On any variation of the share capital of ITV plc by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the exercise price and/or the number of ITV Ordinary Shares comprised in an option, provided that there is no increase in the exercise price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from ITV plc’s auditors that it is in their opinion fair and reasonable. No adjustment is effective until approved by the Inland Revenue.

(x)	Amendments to the Approved Scheme - The Committee may amend the Approved Scheme at any time in any respect provided that no amendment shall be effective until it is approved by the Inland Revenue. The rules of the Approved Scheme relating to eligibility, limits on the number of ITV Ordinary Shares available under the Approved Scheme, the basis for determining an eligible employee’s participation and for the adjustment thereof in the event of a variation of capital and of amendment of the Approved Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of ITV plc in general meeting except that the Committee may:

(aa)	make any amendments necessary to secure or maintain approval by the Inland Revenue and to obtain or maintain favourable taxation, exchange control or regulatory treatment of ITV plc, any of its subsidiaries or any optionholder; and

(bb)	make minor amendments to benefit the administration of the Approved Scheme.

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No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by him without the consent of optionholders holding options over at least 75 per cent. of the ITV Ordinary Shares under option or 75 per cent. of optionholders voting at a meeting of optionholders.

(b)	The ITV Unapproved Executive Share Option Scheme (the “Unapproved Scheme”)

(i)	Status – The Unapproved Scheme is not intended to be approved by the Inland Revenue. The rules of the Approved Scheme summarised above apply to the Unapproved Scheme unless otherwise specified. The main differences are summarised below.

(ii)	Eligible employees – The Committee may select any director, officer or employee of any member of the ITV Group to participate in the Unapproved Scheme who is obliged to devote the whole or substantially the whole of his working time to the ITV Group.

(iii)	Individual limit – The £30,000 limit over options granted pursuant to the Approved Scheme does not apply to options granted pursuant to the Unapproved Scheme. The overall limit described in paragraph (a)(vi) will apply.

(c)	The ITV Commitment Scheme (the “Commitment Scheme”)

(i)	Administration – The Commitment Scheme will be administered by the trustee of an ITV Employee Benefit Trust (the “Trustee”) in consultation with a committee of the board of directors of ITV plc and, in the case of executive directors, the Committee in accordance with its rules.

(ii)	Eligible employees – Any executive director, officer or employee of any member of the ITV Group may be invited to participate in the Commitment Scheme.

(iii)	Opportunities to commit ITV Ordinary Shares under the Commitment Scheme – Those eligible employees invited to participate in the Commitment Scheme (the “Invitees”) are required to commit a specified number of ITV Ordinary Shares to the Scheme (the “Committed Shares”) by a specified date (the “Commitment Date”). The maximum value of ITV Ordinary Shares which may be committed to the Commitment Scheme is at the discretion of the Committee but will not exceed three times an Invitee’s basic annual salary.

(iv)	Committed Shares – Committed Shares may be ITV Ordinary Shares which are either (a) beneficially owned by the participant, his immediate family or family trusts; or (b) held in trust for the benefit of the participant pursuant to incentive awards which are subject only to forfeiture for cessation of employment.

(v)	Grant of awards – Provided that the Invitee has committed the required number of Committed Shares, the Committee may recommend that the Trustee makes an award (a “Matching Award”) comprised of an award of ITV Ordinary Shares (usually by way of a nil-cost option) and/or an option over an equal number of ITV Ordinary Shares. The exercise price of the option is equal to the market value of the ITV Ordinary Shares on the dealing day prior to the date of grant or, if so determined by the Trustee the average market value on the three dealing days immediately prior to the date of grant.

Invitations to participate in the Commitment Scheme may be made, and Matching Awards granted, at any time during the period of 42 days following the preliminary announcement of the annual or half yearly results of ITV plc for any financial period or the issue of any prospectus, listing particulars or other equivalent document; the expiry of restrictions imposed on ITV plc; the announcement or coming into force of any amendments to legislation affecting share schemes or at any other time if the Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of a Matching Award. Matching Awards are made over ITV Ordinary Shares.

No Matching Award may be granted later than ten years from the date of adoption of the Commitment Scheme.

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Matching Awards are neither pensionable nor transferable. No consideration is payable for the grant of a Matching Award.

(vi)	Individual limit – Matching Awards may be over up to three times the number of Committed Shares for each component part of the Matching Award.

(vii)	Vesting conditions - References to vesting of a Matching Award include the market value option component of that Matching Award becoming exercisable.

Matching Awards will have one vesting date normally being the third or fourth anniversary of the date of grant. If the performance condition is not met at the applicable anniversary any portion of the Matching Award that has not been vested will lapse. If a participant’s employment ceases due to a compassionate circumstance prior to his Matching Award vesting he will normally receive a pro-rata share of his Matching Award subject to the performance conditions at the original vesting date. If a participant has ceased employment for compassionate circumstances, the Matching Award may at the discretion of the Trustee vest earlier. A compassionate circumstance is injury, disability, ill health, redundancy, retirement, a participant’s employer ceasing to be a group company, transfer of his employer out of the ITV Group or any other circumstances which the Trustee will determine.

Matching Awards vest only if certain conditions are met. These are that:

(aa)	the participant has maintained the required number of Committed Shares in respect of which that Matching Award was made; and

(bb)	any conditions specified at the date of grant in respect of that Matching Award have been satisfied.

The conditions that the Trustee may specify include requirements in respect of ITV plc’s relative TSR performance against a range of companies of comparable size and/or lines of business and may include provisions relating to ITV plc’s underlying financial and/or commercial performance.

In respect of the TSR condition, no more than 25 per cent. of the Matching Award shall vest for median ranking, and ranking of at least upper quartile must be achieved for the full Matching Award to vest.

If there is a takeover or scheme of reconstruction or amalgamation or a liquidation of ITV plc, Matching Awards vest taking account of ITV plc’s performance in the period since those Matching Awards were made.

The Trustee may, if it determines that exceptional financial circumstances have occurred during the period of the Matching Award, determine that the award shall be treated as vesting in respect of such number of ITV Shares as the Trustee considers appropriate.

(viii)	ITV Ordinary Shares - ITV Ordinary Shares issued to participants on the vesting of awards rank pari passu with existing ITV Ordinary Shares except for any rights attached to such ITV Ordinary Shares by reference to a record date prior to the date of allotment. ITV plc will use its reasonable endeavours to obtain admission to the Official List for any ITV Ordinary Shares so allotted.

(ix)	Variation of share capital - On any variation of the share capital of ITV plc by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Trustee may make such adjustments as it considers appropriate to the exercise price (if any) and/or the number of ITV Ordinary Shares comprised in a Matching Award, provided that there is no increase in the exercise price or, if ITV Ordinary Shares are to be subscribed, no increase in the subscription price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from ITV plc’s auditors that it is in their opinion fair and reasonable.

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(x)	Amendments to the Commitment Scheme - The Trustee may amend the Commitment Scheme at any time in any respect provided that the provision relating to eligibility, limits on the number of ITV Ordinary Shares available under the Commitment Scheme, the basis for determining a participants’ participation and adjustment to Matching Awards in the event of a variation of capital and to the amendment of the Commitment Scheme may not be amended to the advantage of existing or future participants without the prior approval of ITV plc in general meeting except for minor amendments to benefit the administration of the Commitment Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for ITV plc or companies in the ITV Group.

(d)	The ITV Savings-Related Share Option Scheme (the “Savings-Related Scheme”)

(i)	Status – The Savings-Related Scheme is intended to be approved by the Inland Revenue under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 (“Schedule 3”).

(ii)	Administration – The Savings-Related Scheme will be administered by the Committee in accordance with its rules.

(iii)	Eligible employees – All United Kingdom resident employees of participating group companies who have been continuously employed for a minimum period of not more than five years, as determined by the Committee from time to time, are automatically eligible to participate in the Savings-Related Scheme. The Committee also has discretion to select employees of participating companies to participate in the Savings-Related Scheme who do not satisfy such requirements.

(iv)	Grant of options – The Committee may issue invitations to eligible employees to participate in the Savings-Related Scheme within the period of three months following: the date on which the Savings-Related Scheme is approved by the Inland Revenue, and Admission; and within the period of 42 days following the dealing day immediately following: the day on which ITV plc announces its annual or half-yearly or quarterly results; the lifting of any restrictions preventing the issue of invitations in the period following the announcement of results imposed on ITV plc; the coming into force of any amendments to Schedule 3 which affect the Savings-Related Scheme; the issue of a new share-save prospectus; or, at any other time, when the Committee resolves that exceptional circumstances exist which justify the grant of options. Invitations must be accepted within such period as the Committee may prescribe (which cannot be less than 14 days or more than 28 days from the date on which invitations are issued). Options over ITV Ordinary Shares must be granted within 30 days following the first dealing day taken for calculating the subscription price. No options may be granted later than ten years from the date of adoption of the Savings-Related Scheme. Options granted under the Savings-Related Scheme are personal to the optionholder and may not be transferred. Benefits under the Savings-Related Scheme are not pensionable.

(v)	Savings contract – Any person who applies for an option under the Savings-Related Scheme must also enter into an Inland Revenue approved savings contract. Under this contract, the person will agree to make monthly savings which must not be less than £5 and may not exceed the maximum amount specified in Schedule 3 (currently £250) (or such lower amount as determined by the Committee) over a period of three or five years. A bonus will be paid on completion of the savings contract. A person may also elect to leave their savings in their savings account at the end of a five year contract for a further two years in order to receive an additional bonus. ITV Ordinary Shares may only be acquired under the Savings-Related Scheme on exercise of an option using the proceeds of this contract. The number of ITV Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be equal to the proceeds on maturity of the related savings contract. The Committee will decide which savings contracts should be made available on each occasion on which it is decided to grant options.

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(vi)	Exercise price – The price payable per ITV Ordinary Share on exercise of an option is determined by the Committee and may not be less than the higher of:

(aa)	the nominal value of an ITV Ordinary Share (if ITV Ordinary Shares are to be subscribed); and

(bb)	80 per cent. of the average middle-market quotation of an ITV Ordinary Share as derived from the Official List for the dealing day immediately prior to the date on which invitations are issued (or, if the Committee so determines, the average of such quotations for the last three dealing days immediately preceding such date or the market value of an ITV Ordinary Share at such other time as may be agreed in advance with the Inland Revenue).

No consideration is payable for the grant of an option.

(vii)	Exercise of options – An option granted under the Savings-Related Scheme must normally be exercised within the period of six months following completion of an optionholder’s savings contract (which will usually be three or five years from the date of entering into the savings contract). An option may become exercisable earlier for a limited period (irrespective of the period during which the option has been held) if the optionholder ceases to be employed by a participating company by reason of death, injury, disability, redundancy, retirement on reaching 60 or contractual retirement age; reaching 60 and continuing to hold the office or employment by which the optionholder is eligible to participate in the Savings-Related Scheme; or where the business or the company by which the optionholder is employed is transferred out of the ITV Group. An option may become exercisable if it has been held for three years and the optionholder ceases to be employed by a participating company by reason of early retirement, pregnancy, or parental leave. Special provisions apply on a takeover, scheme of reconstruction or amalgamation or liquidation of ITV plc. Benefits under the Savings-Related Scheme will not be pensionable.

(viii)	ITV Ordinary Shares – ITV Ordinary Shares issued on the exercise of an option will rank pari passu with existing ITV Ordinary Shares except for any rights attached to such ITV Ordinary Shares by reference to a record date prior to the date of allotment. ITV plc will use its reasonable endeavours to obtain admission to the Official List for any ITV Ordinary Shares so allotted.

(ix)	Variation of share capital – On any variation of the share capital of ITV plc by way of capitalisation or rights issue, or by consolidation, sub-division or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the price and/or the number of ITV Ordinary Shares comprised in an option provided that there is no increase in the exercise price or reduction below nominal value. No such adjustment may be made without prior written confirmation from ITV plc’s auditors that it is, in their opinion, fair and reasonable. No such adjustment shall be effective until approved by the Inland Revenue.

(x)	Amendments to the Savings-Related Scheme – The Committee may amend the Savings-Related Scheme at any time in any respect provided that no amendment shall be effective until it is approved by the Inland Revenue. The rules of the Savings-Related Scheme relating to eligibility, limits on the number of ITV Ordinary Shares available under the Savings-Related Scheme, the basis for determining an eligible employee’s participation and for the adjustment thereof in the event of a variation of capital and to amendment of the Savings-Related Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of ITV plc in general meeting except that the Committee may:

(aa)	make any amendments necessary to secure or maintain approval by the Inland Revenue and to obtain or maintain favourable taxation, exchange control or regulatory treatment of ITV plc, any of its subsidiaries or any optionholder; and

(bb)	make minor amendments to benefit the administration of the Savings-Related Scheme.

No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by him without the consent of optionholders holding options over at least 75 per cent. of the ITV Ordinary Shares under option or 75 per cent. of optionholders voting at a meeting of optionholders under the Savings-Related Scheme.

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(e)	The ITV Share Incentive Plan (the “SIP”)

(i)	Status – It is intended that the SIP will be approved by the Inland Revenue under Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003.

(ii)	Administration – The SIP will be constituted by a trust deed and administered by a trustee (the “Trustee”) in accordance with its rules. The Committee will have responsibility for the SIP and may appoint and remove the Trustee.

(iii)	Eligible Employees – All UK resident employees of companies participating in the SIP, who have been continuously employed for a period of one year (or such lesser period as determined by the board of directors of ITV plc), will be eligible to participate in the SIP. Other employees of participating companies may be invited to participate at the Committee’s discretion.

(iv)	Appropriations and Acquisitions – Eligible employees will be entitled to participate in the SIP on similar terms.

The SIP has four discrete elements, Free Shares, Partnership Shares, Matching Shares and Dividend Shares described below. The Committee may decide each year which elements are to be offered under the SIP. Benefits under the SIP will not be pensionable.

Appropriations of shares by the Trustee may be made on both a free (“Free Shares”) and/or a matching basis (“Matching Shares”). Employees will be eligible to participate only if they enter into a contract with ITV plc and, when the SIP is to operate on a matching basis, if they agree to the acquisition of Shares (“Partnership Shares”) out of their salary by the Trustee on their behalf. Those employees who agree to participate may be appropriated Free and/or Matching Shares under the SIP.

(aa)	Free Shares – Eligible employees may be awarded Free Shares in each tax year, such award being linked to objective performance criteria (if any) determined by the Committee and notified to the Inland Revenue. Free Shares must be held by the Trustee for between three and five years. Free Shares may be forfeited in certain circumstances up to three years from their appropriation if a participant ceases to be employed by the ITV Group.

(bb)	Partnership Shares – Partnership Shares may be purchased on behalf of eligible employees in any tax year using money deducted from their pre-tax salary over a 12 month period or deducted from their pre-tax salary in a lump sum not exceeding 10 per cent. of that salary payment. Partnership Shares may be withdrawn from the SIP at any time and would not be subject to forfeiture.

(cc)	Matching Shares – The Committee may decide to permit the appropriation by the Trustee of additional free ITV Shares (“Matching Shares”) to eligible employees who elect to purchase Partnership Shares. Up to two Matching Shares may be appropriated for each Partnership Share purchased. Matching Shares may be forfeited in certain circumstances up to three years from their appropriation if a participant ceases to be employed by the ITV Group or if the corresponding Partnership Shares are transferred out of the SIP within three years.

(dd)	Dividend Shares – Additionally, the SIP may permit dividends received on shares held in the SIP to be reinvested in additional shares up to set limits. If Dividend Shares are retained in the SIP for three years after their date of acquisition the participant will not be subject to income tax in respect of the Dividend Shares. Dividend Shares are not subject to forfeiture.

(v)	Operation – In each year in which the Committee decides to operate the SIP, participating companies will provide the Trustee with funds to enable the Trustee to purchase shares to be appropriated as Free Shares and/or Matching Shares to eligible employees who indicate that they wish to participate in the SIP. The amount of funds made available, and the amount available for each individual employee, may be determined by reference to any objective performance criteria adopted. If the SIP is operated in any year, funds will be allocated to the Trustee, and Free Shares and/or Matching Shares will be appropriated to eligible employees subject to the limits referred

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to below following the preliminary announcement of the final results of ITV plc for the previous financial year. In circumstances determined by the Committee to be exceptional, shares may be appropriated outside this period.

If the Committee decides to offer eligible employees the opportunity of buying Partnership Shares, the board of directors of ITV plc may permit, subject to the limits described in paragraph (f) below, the Trustee to buy on behalf of eligible employees:

(aa)	Partnership Shares out of deductions from their pre-tax salary accumulated for up to a 12 month period; or

(bb)	Partnership Shares monthly from their pre-tax salary.

If Partnership Shares are purchased following an accumulation period the price per share which the Trustee will pay will be the lower of the market value of a share at the beginning or end of the accumulation period.

(vi)	Individual limits – The maximum value of Free Shares which may be appropriated to an eligible employee under the SIP in any tax year may not exceed £3,000 (or such other amount as may be permitted by law from time to time).

The maximum value of Partnership Shares which may be purchased on behalf of an eligible employee under the SIP in any tax year may not exceed £1,500 in any tax year (or such other amount as may be permitted by law from time to time). This is subject to a maximum of 10 per cent. of an employee’s salary.

Up to two Matching Shares may be appropriated for each Partnership Share acquired.

Dividends up to £1,500 each year may be used to purchase Dividend Shares.

(vii)	Retention of ITV Ordinary Shares – As required by law, Free and Matching Shares will be held by the Trustee on behalf of eligible employees for a period of between three and five years during which the shares may not be disposed of except if a participant dies, reaches 60 years of age or ceases to be employed by reason of injury, redundancy or disability. Partnership Shares and Dividend Shares acquired on behalf of eligible employees and held by the Trustee may be withdrawn from the SIP at any time. If a participant leaves his Free and Matching Shares in trust until the fifth anniversary of their appropriation he will not be liable to income tax or National Insurance contributions on their value. If a participant directs the Trustee either to transfer his Free Shares to him or to dispose of his Free Shares before the fifth anniversary of their appropriation, the participant may be liable to income tax and National Insurance contributions in respect of the lower of their aggregate initial market value and their market value at the date of such transfer or disposal. If Dividend Shares are withdrawn from the SIP before the third anniversary of their acquisition, the participant may be liable to income tax in respect of the cash value of the original dividend.

(viii)	Dividends and voting rights – Participants will be the beneficial owners of the shares held by the Trustee on their behalf. All dividends and other distributions received in respect of the shares will be passed on to the participants concerned by the Trustee as soon as practicable after receipt (unless it is decided to permit their reinvestment in Dividend Shares), subject to the requirements of the Income Tax (Earnings and Pensions) Act 2003. The Trustee will vote in accordance with the wishes of the participants provided that participants have given the Trustee prior voting directions in writing.

(ix)	Takeovers and variations in share capital – In the event of a takeover offer or a rights or capitalisation issue or other variation of share capital, participants will be able to instruct the Trustee how to act or vote on their behalf.

(x)	Amendments to the SIP – The board of directors of ITV plc and the Trustee may amend the SIP at any time in any respect provided that no amendment shall be effective until it is approved by the Inland Revenue. The provisions of the trust deed and rules of the SIP relating to eligibility, the

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basis for determining an eligible employee’s participation, and to amendment of the SIP on the number of ITV Ordinary Shares available under the SIP may not be amended to the advantage of existing or future participants without the prior approval by ordinary resolution of the members of the Company in general meeting except that the board of directors of ITV plc may make any amendment which:

(aa)	is necessary to secure and maintain approval by the Inland Revenue and to ensure that Inland Revenue approval is not withdrawn pursuant to any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any subsidiary or any participant; or

(bb)	is a minor amendment which is necessary or desirable to benefit or facilitate the administration of the SIP.

No amendment may be made which would affect the beneficial interests of participants in ITV Shares held by the Trustee on their behalf.

(f)	ITV Deferred Share Award Plan (“DSA Plan”)

The DSA Plan will be operated in conjunction with an ITV Employee Benefit Trust and is a deferred share bonus arrangement.

(i)	Eligible employees – The trustee may select any director, officer or employee of any member of the ITV Group who is obliged to devote substantially the whole of his working time to his duties to the ITV Group to participate in the DSA Plan. In order to be eligible for the grant of an award an individual must normally have satisfied a performance condition measured over not more than one financial year of ITV plc, prior to the date of grant.

(ii)	Individual limit – The total annual bonus entitlement will not exceed 150 per cent. of a participant’s annual salary. 50 per cent. of any pre-tax bonus entitlement will be automatically deferred into an award under the DSA Plan. Participants may elect to take the balance of the bonus in cash. Any of this 50 per cent. not taken in cash will be deferred into an award under the DSA Plan.

(iii)	Vesting of awards – The ITV Ordinary Shares will usually be transferred to participants in two tranches on the first and second anniversary of deferral. If a participant’s employment terminates by reason of death, injury, disability, ill health, redundancy or retirement the award will vest in full. If a participant’s employment terminates because his employer ceases to be a member of the ITV Group or because the business in which he is employed is transferred out of the ITV Group or any other circumstances determined by the Board, the Board may recommend to the trustees that the award may vest. Where an employee leaves service for one of the reasons listed above prior to the grant of an award but where any pre-conditions to grant have been satisfied, that individual will normally receive a pro-rated award. Special provisions apply in the event of the sale or liquidation of ITV plc or on a takeover or scheme of reconstruction or amalgamation.

(iv)	ITV Ordinary Shares – No new ITV Ordinary Shares may be issued under the terms of the DSA Plan.

(v)	Amendments to the DSA Plan – The board of directors of ITV plc may, at its discretion, amend the DSA Plan.

(g)	Limits on ITV Ordinary Share issues under the ITV Share Schemes

No option or award may be granted under the Approved Scheme, the Unapproved Scheme, the Savings- Related Scheme, (described in paragraphs 8.1(a), 8.1(b) and 8.1(d) respectively), or ITV Ordinary Shares subscribed by the trustee of the SIP (described in paragraph 8.1(e)) or Matching Awards granted under the Commitment Scheme (described in paragraph 8.1(c)) which would cause the number of ITV Ordinary Shares which have been or may be issued under all share plans established by ITV plc to exceed any of the following limits: ten per cent. of ITV plc’s issued ordinary share capital (or 5 per

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cent. of such capital if only options or awards granted under discretionary or executive share plans are taken into account) in relation to options or awards granted in the ten years ending with the date of grant of the option or award.

(h)	Summary of the principal features of the ITV plc Employees’ Benefit Trust (the “EBT”)

(i)	The trust – ITV plc will establish the EBT. The trustee of the EBT (the “Trustee”) may purchase ITV Ordinary Shares in the market but may only subscribe ITV Ordinary Shares to the extent permitted under the ITV Share Schemes. The Trustee may also be financed by contributions and loans from ITV plc or any participating subsidiaries. It is intended that the Trustee will not hold more than five per cent of ITV plc’s issued ordinary share capital from time to time. The EBT will be used primarily to distribute ITV Ordinary Shares to employees pursuant to the ITV Share Schemes.

(ii)	Terms of the trust deed – The beneficiaries will be all employees and former employees of ITV Group companies and their spouses, widows, and children and step-children under the age of 18 years (excluding anyone who at the absolute discretion of the Trustee is precluded from benefiting). The trust deed provides that the Trustee will hold all EBT assets and income received from time to time upon trust for all or any one or more of the beneficiaries (with power to appoint such assets or income in favour of such beneficiaries as the Trustee may in its absolute discretion determine). At the expiry of 80 years or such earlier date as the Trustee may in its absolute discretion determine, the remaining EBT assets will vest in any one or more of the permitted beneficiaries as the Trustee may select. No member of the ITV Group will be capable of benefiting under the terms of the EBT.

(iii)	Trustee’s powers – The Trustee will have wide powers of investment in securities, deposits or other property, including the power to change investments, insure, maintain and protect assets of the EBT and to leave such assets uninvested. The Trustee will also have wide powers to borrow monies on the security of such assets. In practice, the Trustee will only invest in ITV Ordinary Shares or debentures in ITV plc (or in shares or debentures of any company which acquires ITV plc) for allocation to beneficiaries.

(iv)	Trustee’s powers to vote in respect of shares held as investments – The Trustee will be able to exercise any voting rights in respect of ITV Ordinary Shares held as investments in such manner as it sees fit; in so doing, it will have regard to the best interests of beneficiaries.

(v)	Takeovers – The Trustee will have a discretion whether to accept any general offer made for ITV plc in respect of any ITV Ordinary Shares which it holds.

(vi)	Trustee protection and indemnities – The Trustee will not be liable for any loss to assets of the EBT arising out of any investments made in good faith and will not be liable for any negligence or fraud of any agent appointed by the Trustee except in the event of fraud or wilful wrong-doing on the part of the Trustee or its agent. There will be no general liability on ITV plc to indemnify the Trustee against loss.

(vii)	Appointment and removal of the Trustee – ITV plc will be able to appoint new or additional trustees and remove any trustees. Normal powers are included to permit any person who is a banker, solicitor or other professional person who acts as Trustee to charge fees in the normal course of business.

8.2	ITV Network Incentive Plan (the “Network Plan”)

(a)	Status – The Network Plan was adopted by ITV Network in 2002. The Merger will not result in current awards vesting.

(b)	Administration – the Network Plan is administered by the trustee of the ITV Network Employees’ Benefit Trust (the “Trustee”) acting on the recommendation of the Remuneration Committee of the ITV Network Council. The Trustee may, having consulted with the ITV Network Council, suspend or terminate the operation of the Network Plan at any time.

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(c)	Eligible employees – Awards may be granted to any employee or executive director of the ITV Group but excluding any Board member of ITV plc.

(d)	Grant of awards – Awards may be granted at any time by the Trustee, having first consulted the ITV Network Council. Awards may be in respect of shares in any company which is a member of ITV Network or may be an option over any such shares. The bundle of shares over which an award is granted is referred to as an ITV Incentive Unit (“IIU”) No new shares may be issued pursuant to the Network Plan. No consideration is payable on the grant of an award. Awards are personal to the participant and may not be transferred.

(e)	Exercise price – The exercise price at which any award may be exercised is £1 or such other amount specified in the award documentation.

(f)	Release of awards – Awards shall be released on the release date (normally three years from the date of grant) after the Trustee determines whether or not any conditions specified have been satisfied. If the conditions have not been satisfied, the Trustee may release a small number of shares or no shares at all. Awards may be released early, in the circumstances described above, over the total number or a lesser number of shares or no shares at all. Awards may be released early, in the circumstances described below, over the total number, or a lesser number of shares as the Trustee determines. Awards will lapse at the expiry of ten years from the date of grant.

(g)	Early exercise of awards – An award may only be exercised within the award period, being at any time within ten years of the date of grant. An award may be exercised earlier if the awardholder dies, if the awardholder’s employment terminates by reason of injury, ill health, redundancy, retirement, his employing company ceasing to be a member of the ITV Group or the business in which he is employed is transferred out of the ITV Group. On a change of control of a company whose shares are part of an IIU, awards will be adjusted to take account of that event and awards will not normally vest early.

(h)	Variation of share capital – On any variation of the share capital of any company over whose shares the award has been made, by way of capitalisation, rights issue, sub-division, consolidation or reduction of capital, or other variation, the Trustee may make such adjustments as they consider appropriate to the number of shares comprised in an award. The auditors must confirm that such arrangement is in their opinion fair and reasonable.

(i)	Amendments – The Trustee, having consulted with the ITV Network Council, may amend the Network Plan at any time by resolution. No amendment shall be made which will prejudice the subsisting rights of participants.

8.3	Granada Share Schemes

Participants in the Granada Share Schemes will be offered the opportunity to exchange their existing options over Granada Shares for new equivalent options over ITV Ordinary Shares. The new options over ITV Ordinary Shares will be governed by the rules of the Granada Share Scheme under which the original options were granted. No new options will be granted under the Granada Share Schemes after the Merger. Options and awards granted on or after 1 January 2003 may not be exercised as a result of the Merger but can be exchanged as described above.

The rules of the ITV Share Schemes summarised above apply to the Granada Share Schemes except that Granada does not currently operate a Share Incentive Plan. The main differences are summarised below.

(a)	Granada Approved Executive Share Option Scheme (the “Granada Approved Scheme”) and the Granada Unapproved Executive Share Option Scheme (the “Granada Unapproved Scheme”)

Options will normally become exercisable after three years. Options granted from January 2003 which are exchanged for options over ITV Ordinary Shares will be exercisable in full only if Granada’s TSR is ranked at the median within the selected comparator group. If the performance condition has not been met at the end of the three-year period then re-testing is allowed on a rolling basis. For the purposes of the TSR calculation, the Granada holding will be rolled over into a synthetic ITV plc holding.

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(b)	Granada Commitment Scheme (the “Granada Commitment Scheme”)

Awards under the Granada Commitment Scheme will not become exercisable on the Merger and the performance targets will continue to apply to Matching Awards.

25 per cent. of Matching Awards will vest for median ranking, and maximum vesting will occur only if Granada is ranked in the first or second position out of a comparator group of sixteen companies. The TSR condition will be tested in respect of 50 per cent. of the Matching Award on the second anniversary of the date of grant. Any portion of the Matching Award which does not vest at that time may vest when the condition is again tested on the fourth anniversary of the date of grant. If the condition is not met at the fourth anniversary the Matching Award will then lapse. For the purposes of the TSR calculation, the Granada holding will be rolled over into a synthetic ITV plc holding.

(c)	Granada Qualifying Employee Share Ownership Trust (the “Granada QUEST”)

Granada Group established the Granada QUEST which was funded by Granada Group and its subsidiaries. No funding has been provided to and no further assets have been purchased by the trustee since the merger of Granada Group and Compass Group PLC in July 2000. The trustee will distribute Granada Shares (or any ITV Ordinary Shares received as a result of the Merger) held in the Granada QUEST in accordance with Schedule 5 of the Finance Act 1989. No further contributions will be made to the Granada QUEST.

8.4	Granada Media Schemes

Granada Media operated mirror-image schemes to the Granada Approved Scheme, the Granada Unapproved Scheme, the Granada Commitment Scheme and the Granada Savings-Related Scheme. Awards under the Granada Media Commitment Scheme will, however, become exercisable on the Merger. Awards and options under these schemes were granted during the period when Granada Media retained a separate listing on the London Stock Exchange. No new awards may be made under any of these schemes described above. In addition, Granada Media operated the Granada Media Contractors Share Option Scheme. Options were granted under this scheme to persons who provided services under a contract of service. The rules of the scheme mirror those of the Unapproved Scheme.

Options granted under the Granada Media Savings-Related Scheme will not become exercisable on the Merger. Granada Media shares acquired on the exercise of options granted under the Granada Media Savings Related Scheme will be automatically exchanged under the articles of association of Granada Media into ITV Ordinary Shares.

Participants in the other Granada Media Schemes will be offered the opportunity to exchange their exisiting options over Granada Media shares for new equivalent options over ITV Ordinary Shares. The new options over ITV Ordinary Shares will be governed by the rules of the Granada Media Schemes under which the original options were granted.

8.5	Carlton Share Schemes

No new awards will be granted after the Merger under the Carlton Share Schemes. Participants in the Carlton Share Schemes will be offered the opportunity to exchange their existing options over Carlton Ordinary Shares for new equivalent options over ITV Ordinary Shares in the same ratio as applicable to Carlton Ordinary Shareholders under the Scheme (but taking into account the value of the ITV Convertible Shares), except for the Carlton Long Term Incentive Share Plan. The new options over ITV Ordinary Shares will be governed by the rules of the Carlton Share Scheme under which the original options were granted which are described below.

(a)	The Carlton 1983 Share Option Scheme (the “1983 Scheme”)

(i)	General

The 1983 Scheme is approved by the Inland Revenue under Schedule 4.

No further grants can be made under the 1983 Scheme. Options are not transferable.

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(ii)	Exercise of options

An option granted under the 1983 Scheme may not normally be exercised earlier than three years after its grant. If an optionholder ceases to be an employee of a member of the Group special provisions apply and his option may be exercised early at the discretion of the board of directors of ITV plc. Special provisions apply in the exceptional circumstances of a takeover, reconstruction or winding-up of ITV plc and such provisions permit the early exercise of options. In addition, in the event of a change in control or a reconstruction, special provisions permit the release of options in consideration of the grant of equivalent options over shares of the acquiring company with that company’s consent. An option granted under the 1983 Scheme may not be exercised more than 10 years after its grant.

(iii)	Rights attaching to ITV Ordinary Shares

All shares allotted under the 1983 Scheme will rank pari passu in all respects with all the other ITV Ordinary Shares for the time being in issue (save as regards any rights attaching to such ITV Ordinary Shares by reference to a record date prior to the date of allotment).

(iv)	Variation of capital

In the event of an increase or variation of the share capital of ITV plc upon a capitalisation or rights issue, sub-division, consolidation or reduction, the board of directors of ITV plc may make such adjustments as it considers appropriate to the total number of ITV Ordinary Shares over which options may have been granted, the number of ITV Ordinary Shares subject to any option or the price payable for ITV Ordinary Shares under any option. Except in the case of a capitalisation issue, any such adjustment must be confirmed in writing by the auditors of ITV plc to be in their opinion fair and reasonable.

(v)	Alterations

The Board may at any time amend the 1983 Scheme provided that the prior approval of ITV plc in general meeting is obtained in the case of any amendment to the advantage of optionholders to the provisions concerning, inter alia, the persons eligible to participate, the price payable for ITV Ordinary Shares on the exercise of options, the 1983 Scheme limits and the provisions relating to adjustments on a variation of capital (but not an adjustment itself). However, this proviso will not apply in the case of an alteration or addition which is necessary or desirable in order to comply with or take account of the provision of any proposed or existing legislation or of a takeover, reconstruction or winding-up of ITV plc provided that it does not affect the basic principles of the 1983 Scheme.

(b)	The 1987 Incentive and Non-qualified Stock Option Plan for US Employees (the “US Scheme”)

(i)	General

The US Scheme was designed to offer both incentive options approved by the Internal Revenue Service and non-qualified options. No further grants can be made under the US Scheme.

(ii)	Exercise of options

In each year from the date on which an option was granted under the US Scheme, the option became or will become exercisable in respect of at least 20 per cent. of the ITV Ordinary Shares originally subject to the option (when considered in conjunction with all other unexercisable options held by the optionholder), although this may be subject to variation in appropriate circumstances. If an optionholder dies whilst in the employment of the ITV Group or his employment is terminated due to disability, those of his options that were exercisable at such time may be exercised within the following 12 months. If an optionholder ceases to be employed by the ITV Group for any other reason, his option may be exercised within 90 days of such event but only to the extent that it was exercisable on the date employment ceased. Special provisions apply in the exceptional circumstances of a takeover, winding-up or reconstruction of ITV plc. An option may not in any event be exercised more than ten years after its grant.

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(iii)	Rights attaching to ITV Ordinary Shares

All ITV Ordinary Shares allotted under the US Scheme will rank pari passu in all respects with all the other ITV Ordinary Shares for the time being in issue (save as regards any rights attaching to such ITV Ordinary Shares by reference to a record date prior to the date of allotment).

(iv)	Variation of capital

In the event of an increase or variation of the share capital of ITV plc upon a capitalisation or rights issue, sub-division, consolidation or reduction, the board of directors of ITV plc may make such adjustments as it considers appropriate to the total number of ITV Ordinary Shares over which options may be granted, the number of ITV Ordinary Shares subject to any option, to any term of an option, or where such an option has been exercised but no ITV Ordinary Shares have been allotted or transferred, to the number of ITV Ordinary Shares which may be allotted or transferred and the price payable for each such share or the price payable for ITV Ordinary Shares under any option. Except in the case of a capitalisation issue, any such adjustment must be confirmed in writing by the auditors of ITV plc to be in their opinion fair and reasonable.

(v)	Alterations

The Board may at any time amend the US Scheme provided that the prior approval of the Company in general meeting is obtained in the case of any amendment to the advantage of optionholders to the provision concerning, inter alia, the persons eligible to participate, the price payable for ITV Ordinary Shares on the exercisable of options, the US Scheme limits, and the provisions relating to adjustments on a variation of capital (but not an adjustment itself). However, this proviso will not apply in the case of an alteration or addition which is necessary or desirable in order to comply with or take account of the provisions of any proposed or existing legislation or of a takeover, reconstruction or winding-up of ITV plc provided that it does not affect the basic principles of the US Scheme.

(c)	The Carlton Executive Share Option Scheme 1999 (the “1999 Executive Scheme”)

The 1999 Executive Scheme is divided into two parts, Part A and Part B. The following is a summary of the main features of the 1999 Executive Scheme:

Part A of the 1999 Executive Scheme

(i)	Approval

Part A of the 1999 Executive Scheme has been approved by the Inland Revenue under Schedule 4. No further options will be granted under this scheme.

(ii)	Exercise of options

In normal circumstances, an option granted under the 1999 Executive Scheme may not be exercised earlier than three years or more than ten years after the date of grant and unless the relevant performance condition set out by the Board has been satisfied. However, early exercise is allowed under Part A if an optionholder ceases to be employed by reason of death, injury, disability or retirement (but in the case of retirement, only if the relevant performance condition has been satisfied). If an optionholder ceases employment for any other reason, his option will normally lapse unless the Board decides otherwise. Special provisions also allow early exercise in the circumstances of a takeover, reconstruction or winding-up of ITV plc.

(iii)	Variation of Capital

In the event of any increase or variation in the share capital of ITV plc, the Board may make such adjustments as it considers appropriate to the number of ITV Ordinary Shares under option and the price at which they may be acquired. Adjustment to the terms of options granted under Part A of the 1999 Executive Scheme must be approved by the Inland Revenue.

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(iv)	Alterations

The Board may at any time amend the 1999 Executive Scheme or the terms of any option granted under it. However, the prior approval of ITV plc in general meeting will be required for amendments to the advantage of optionholders to the provisions concerning eligibility, the limit on the number of shares that may be issued, the maximum entitlement of any participant, and the basis for determining a participant’s entitlement to shares and for the adjustment thereof in the event of an increase or variation of share capital (except for minor amendments to benefit the administration of the 1999 Executive Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control, or regulatory treatment for an optionholder or any participating company) or where the amendment relates solely to a specific term (e.g. a performance condition imposed by the Board, in which case the amended condition should overall be no less demanding). Any amendment that is to the disadvantage of participants requires the consent of a majority of them.

Part B of the 1999 Executive Scheme

The description of Part A of the 1999 Executive Scheme also applies to Part B of the 1999 Executive Scheme except where specified otherwise below.

(i)	Cash equivalent

Following the exercise of any option under Part B, the Board may elect, instead of issuing shares, to pay a cash sum to the executive concerned, calculated by reference to the difference between the middle market quotation of such shares (as derived from the Daily Official List) on the day before the option was exercised and the price payable for such shares on the exercise of the option.

(ii)	Cessation of employment

If an optionholder ceases employment for any reason, his option may not be exercised unless the Board decides otherwise.

(d)	The Carlton Sharesave Scheme (the “Sharesave Scheme”)

The Sharesave Scheme is divided into two parts, Part A and Part B. Part A is intended for UK resident employees and Part B for US resident employees. No further options will be granted under the Sharesave Scheme. The following is a summary of the main features of the Sharesave Scheme:

Part A of the Sharesave Scheme

(i)	Approval

Part A of the Sharesave Scheme was approved by the Inland Revenue under Schedule 3.

(ii)	Savings contracts

An eligible employee who applied for an option under Part A of the Sharesave Scheme also entered into an Inland Revenue approved savings related contract. Under this contract, the employee agreed to make monthly savings contributions of a fixed amount (currently not less than £5 and not more than £250). Shares may only be acquired under Part A of the Sharesave Scheme on exercise of the option using the payments under this contract. Payment will be taken as including the bonus payable under the savings contract, unless otherwise decided by the Board.

(iii)	Exercise of options

An option granted under Part A of the Sharesave Scheme may not normally be exercised until the optionholder has completed his savings contract (which will usually be three or five years from the date of commencement of the savings contract) and then not more than six months thereafter. Special provisions allow early exercise in the case of death, injury, disability, redundancy, retirement or because the company or business which employs the optionholder is transferred out of the ITV Group. If an optionholder ceases employment for any other reason, his option will

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lapse. Special provisions also allow early exercise in the event of a change of control, reconstruction or winding-up of ITV plc.

(iv)	Variation of capital

In the event of an increase or variation of the share capital of ITV plc, the Board may make such adjustments as it considers appropriate to the number of ITV Ordinary Shares under option and the price at which they may be acquired. Adjustments to the terms of options granted under Part A of the Sharesave Scheme must be approved by the Inland Revenue.

(v)	Alterations

The Board may at any time amend or add to all or any of the provisions of Part A of the Sharesave Scheme in any respect, provided that no such amendment may be made without the prior approval of the Inland Revenue and, in addition, the prior approval of ITV plc in general meeting is required for an amendment to the advantage of optionholders to the limits provisions, the maximum amount of savings and the variation of capital provisions (unless the amendment is a minor one to benefit the administration of the Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholders or any members of the ITV Group).

Part B of the Sharesave Scheme

(i)	General

Part B was designed to qualify under section 423 of the US Internal Revenue Code of 1986.

(ii)	Savings

An eligible employee or director who applied for an option under Part B agreed to savings being deducted from his after-tax pay. Regular deductions are made over a two year period (not more than $5,000 in any year or such other maximum amount as the Board may resolve, being broadly comparable with the amount which can be saved by UK employees under Part A of the Sharesave Scheme). ITV Ordinary Shares may normally only be acquired under Part B on exercise of the option using the savings together with interest on such savings, although a participant may supplement his savings from his own funds if, due to exchange rate movements, he cannot purchase the full number of shares subject to his option.

(iii)	Exercise of options

An option granted under Part B will normally be exercised 27 months after the date of grant, provided the optionholder is still in the employment of the ITV Group. Special provisions apply in the case of death, injury, disability, workforce reduction or job elimination, retirement under the employing company’s retirement plan or because the company or business which employs the optionholder is transferred out of the ITV Group. Special provisions also allow early exercise in the event of a takeover, reconstruction or winding-up of ITV plc.

(iv)	Variation of capital

In the event of any increase or variation of the share capital of ITV plc, the Board may make such adjustment as it considers appropriate to the number of ITV Ordinary Shares under option and the price at which they may be acquired under Part B.

(v)	Alterations

The directors may at any time amend all or any of Part B in any respect, provided that the prior approval of ITV plc in general meeting is obtained for any amendment to the advantage of optionholders to the limits provisions, the maximum amount of savings and the variation of capital provisions (unless the amendment is a minor one to benefit the administration of the Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholders or any member of the ITV Group).

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(e)	The Carlton Deferred Annual Bonus Share Plan (“DABS”) No further awards will be granted under the DABS.

(i)	Exercise of awards

The award can in normal circumstances only be exercised if the participant does not withdraw the deposited shares within three years, and provided the participant remains employed by the ITV Group for four years (or three years, in relation to the first grant of awards following the 1996 annual general meeting). However, early exercise is permitted in the event of death, or cessation of employment through injury, disability, redundancy or retirement at normal contractual retirement age, but only in respect of a time-apportioned number of shares and in other circumstances at the discretion of the remuneration committee. Special provisions apply if there is a takeover, reconstruction or winding-up of ITV plc whereby awards can be exercised early and in full for a limited period following the event in question.

(ii)	Variation of capital

In the event of an increase or variation in the share capital of ITV plc, the trustee (or the remuneration committee) may make such adjustments as it considers appropriate to the number of shares which may be acquired under the award.

(iii)	Alterations

The remuneration committee with the consent of the trustee may at any time alter or add to the DABS, or the terms of any award granted under it, save that the prior approval of ITV plc in general meeting will normally be required for amendments to the advantage of participants to the rules for the granting of awards, the limits on the number of shares issued under awards, the rules governing the depositing of shares and awarding of matching shares, the rules on exercising awards early and in the circumstances of a takeover, reconstruction, or winding-up, the rule concerning adjustments in the event of a variation of capital, or the amendment rule itself.

(f)	The Carlton Equity Participation Plan (“EPP”)

No further awards will be made under the EPP.

(i)	Committed Shares

Participants in the EPP (“Participants”) are required to commit (by a specified date) Carlton Ordinary Shares (“EPP Shares”) in order to qualify for a matching award. If EPP Shares are not committed by the specified date any matching award will immediately lapse.

(ii)	Matching Awards

A matching award comprises both an award of free shares and an option over an equal number of shares. The option has an exercise price equal to the middle market quotation of a share in Carlton on the dealing day immediately preceding the date of grant. Matching awards are personal to the Participant and, except on the death of a Participant, may not be transferred.

(iii)	Vesting of Awards

In addition to the requirement that the performance conditions must be satisfied, matching awards will only vest if:

(1)	the Participant has retained the number of EPP Shares in respect of which the matching award was made;

(2)	the Participant has remained employed by the ITV Group. However, in certain circumstances such as death, or cessation of employment through ill-health, injury, disability, redundancy, retirement on normal retirement date, the transfer of a Participant’s employment out of the ITV Group or the sale of the relevant subsidiary company, a matching

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award may vest but only to the extent that the performance conditions (applied at the discretion of the committee over the modified period) have been satisfied and normally only in respect of a time-adjusted proportion of the matching award.

(iv)	Change in control

In the event of a change in control, scheme of reconstruction, amalgamation or winding-up of ITV plc, a matching award will vest, taking account of ITV plc’s performance in the period since the matching award was made, as if vesting were at the original final vesting date for the matching award.

(v)	Variation of capital

In the event of any increase or variation in the share capital of ITV plc, the committee may make such adjustment as it considers appropriate to the number of shares which may be acquired under a matching award, to the exercise price of the option component of any matching award and to the performance conditions to which an award is subject.

(vi)	Amendments

The committee may at any time amend the EPP provided that the prior approval of ITV plc in general meeting will be required for amendments to the advantage of Participants to the rules governing eligibility, limits on participation, the basis for determining a Participant’s entitlement and the variation of capital, except for minor amendments to benefit the administration of the EPP, to take account of changes in legislation or to obtain or maintain favourable tax, exchanges control or regulatory treatment for Participants or for any member of the ITV Group.

9.	WORKING CAPITAL

ITV plc is of the opinion that, taking into account the bank and other facilities available to the Merged Group upon the Merger becoming effective, the Merged Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

10.	SIGNIFICANT CHANGE

Save for ITV plc entering into the syndicated facility agreement, details of which are set out in paragraph 13 below, there has been no significant change in the financial or trading position of ITV plc since 4 December 2003, being the end of the financial period for which the report by KPMG Audit Plc in Part 5 of this document is produced.

11.	ITV DIGITAL AND BOX CLEVER

11.1	ONdigital 1998 plc (in liquidation), formerly ITV Digital Plc (“ITV Digital”), and ONdigital 1998 (Services) Limited (in liquidation), formerly ITV Digital (Services) Limited (“Services”), are wholly owned subsidiaries of ITV Digital Holdings Limited, formerly ONdigital Holdings Limited (“ITV Digital Holdings”), which is a joint venture company owned 50 per cent. by Carlton and 50 per cent. by Granada. ITV Digital’s main activity was the operation of a pay-television platform by means of digital terrestrial technology. It sold packages of digital channels to paying subscribers. Services employed all of the individuals engaged in ITV Digital’s business and carried out various other payroll and human resources services.

ITV Digital and Services were placed into administration on 27 March 2002. On 30 April 2002 the administrators announced the closure of the businesses. ITV Digital ceased broadcasting its pay television channels on 1 May 2002 and both companies were placed into creditors’ voluntary liquidation on 18 October, 2002.

The liquidators are currently in the process of realising the remaining assets of the companies and agreeing the claims of all of their respective creditors (which include Carlton, Granada Media, ITV Digital Holdings and ITV Sport Channel Limited (“Sport”), which is a joint venture company owned 50

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per cent. by Carlton and 50 per cent. by Granada) so that a dividend can be paid in due course. The liquidators have not yet confirmed when a dividend will be paid or what the level of the dividend will be. In fulfilment of their statutory duties, the liquidators are investigating various matters relating to both ITV Digital and Services. This will include the liquidators considering whether there are any grounds for bringing actions against certain parties, including Carlton, Granada, ITV Digital Holdings, Sport and the former directors of ITV Digital and Services. To date, no formal proceedings have been initiated by the liquidators, although the liquidators have indicated that they may commence proceedings in relation to a transaction involving Granada, Carlton and ITV Digital which they allege to have been carried out at an undervalue. On the basis of legal advice taken by Granada and Carlton, the ITV Directors believe that there would be a strong defence against such proceedings. Carlton and Granada have indemnified certain former directors of ITV Digital in respect of costs and liabilities arising as a result of investigations into the insolvency of ITV Digital. In the event that formal proceedings were initiated by the liquidators in this regard, on the basis of legal advice the ITV Directors believe that the former directors of ITV Digital would have a strong case for defending any such proceedings.

Provisions of £14 million have been included in the second interim financial statements for the 12 months ended 30 September 2003 of each of Carlton and Granada in respect of remaining potential liabilities arising in connection with the closure of ITV Digital, Services and Sport.

11.2	Granada owns 50 per cent. of the issued share capital of Box Clever. On 24 September 2003 various wholly owned subsidiaries of Box Clever were placed in administrative receivership. The ITV Directors do not expect the Granada Group to incur any material liabilities in connection with Box Clever and its subsidiaries as a result of the appointment of the administrative receiver, though there are provisions in place to cover potential property costs that might revert to Granada.

12.	LITIGATION

Save as disclosed below and to the extent disclosed in paragraph 11 above, no member of the Merged Group is involved in any legal or arbitration proceedings which may have or have had during the twelve months preceding the date of this document a significant effect on the financial position of the Merged Group, nor, so far as the ITV Directors are aware, are any such proceedings pending or threatened:

12.1	Granada is involved in a dispute with United News & Media plc (“United”) arising from the acquisition by Granada of United’s media interests pursuant to an agreement entered into on 28 July 2000. United is claiming from Granada a payment of £80.6 million for group relief surrendered by subsidiaries of United to certain of the companies acquired by Granada from United. The claim is not currently the subject of any Court proceedings. On the basis of legal advice taken by Granada, the ITV Directors consider that Granada has a strong defence to the claim (and has counterclaims against United in an amount of at least £13 million) and that, to the extent that United’s claim did succeed, it would in any event be for an amount materially lower than the sum claimed and would not have a significant effect on the financial position of the Merged Group. The ITV Directors consider that Granada has made adequate provision based on their assessment of any possible liability to United.

12.2	Granada and Carlton are in discussions with Scottish Television Limited and Grampian Television Limited (the “Scottish Licensees”) in relation to the use of the trademark “ITV” in the company name of ITV plc. The ITV trademark is owned by ITV Network Limited (“ITV Network”), a company controlled by Granada and Carlton in which the Scottish Licensees are also members. In December 2002, ITV Network entered into a licence agreement (the “Licence Agreement”) under which it granted a licence to Granada Media Group Limited and Carlton and their respective group companies (as defined in the Licence Agreement) to use the ITV trademark for various purposes. It is upon reliance on this licence that ITV plc has adopted its company name. The Scottish Licensees have claimed that this use is not permitted under the Licence Agreement and on 18 November 2003 failed in an application for an injunction to prevent ITV Network passing certain resolutions intended to facilitate such use. The Scottish Licensees did not seek leave to appeal. Discussions in relation to the use of the ITV trademark are continuing.

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The ITV Directors consider that ITV plc does have the right under the Licence Agreement to use the ITV trademark in its company name. Granada and Carlton have, however, undertaken to the Court that, if it should be subsequently determined that this use of the trademark is not permitted under the Licence Agreement, they will pay compensation for what would in those circumstances be the additional right to use the trademark in the company name of ITV plc. The ITV Directors do not consider that the amount of any such compensation would be material to the Merged Group.

12.3	Carlton is involved in two disputes with UGC SA (“UGC”) relating to Screenvision Holdings (Europe) Limited (“Screenvision”), an associated undertaking in which Carlton holds a 50 per cent. interest. In May 2003, Screenvision filed an arbitration claim against UGC, RMB International SA (“RMB”) and Régie Média Belge SA on the basis that UGC and RMB failed to comply with certain obligations under an agreement for the sale of a 51 per cent. stake in an Italian cinema advertising business to Screenvision. The claim (which is the subject of ICC arbitration) is for damages of €25 million. Screenvision has been advised that it has a strong case for recovery of all or part of this amount.

In November 2003, UGC issued proceedings against Carlton in the French Court claiming damages of €50 million in respect of Carlton’s alleged wrongful termination of pre-contractual negotiations for the acquisition by Carlton of UGC’s French cinema advertising business. Carlton has been advised that there may be a strong argument that the French Court does not have jurisdiction and, on the basis of the very preliminary evidence produced by the claimant at this early stage in the proceedings and the legal advice received by Carlton, the ITV Directors consider that were the French Court to retain jurisdiction Carlton would be likely to have a strong defence to the claim. Therefore, no provision has been made in respect of this claim and the ITV Directors believe that no provision will be required.

13.	MATERIAL CONTRACTS

13.1	Merger Agreement

On 16 October, 2002, Granada and Carlton entered into an agreement governing the terms on which they had agreed to a proposed merger of the two companies. The terms of the Merger Agreement are set out below.

The parties agreed to take various actions in respect of the release of an initial press announcement and the subsequent production of documents to be sent to shareholders and in respect of the holding of shareholder meetings.

Each party (a “Paying Party”) has agreed, in certain circumstances, to pay to the other party (the “Receiving Party”) a compensation payment of £8.5 million (exclusive of VAT). The relevant circumstances are:

(i)	if the Paying Party unilaterally withdraws from the Merger;

(ii)	if the Merger lapses or is withdrawn and (a) at any time up to 90 days following such lapse or withdrawal any proposal of a competing transaction in relation to the Paying Party is announced or made and the competing transaction is declared unconditional or subsequently completes or (b) the Paying Party’s directors recommend or agree or resolve to recommend a competing transaction;

(iii)	where the Paying Party’s directors withdraw or adversely modify their approval or recommendation of the Merger or resolve or agree to do so (subject to certain carve outs relating to withdrawal or modification in accordance with the fiduciary duties of the directors as a consequence of certain adverse changes in the business, financial or trading position of the other party’s group);

(iv)	where the Paying Party’s shareholders do not approve all resolutions required to implement the Merger within 45 days of the posting of documentation to shareholders (subject to the same carve outs relating to fiduciary duties as referred to in (iii) above);

(v)	where the Receiving Party has confirmed to the Paying Party that the regulatory pre-conditions and conditions to the Merger have been satisfied or that it is willing to give effect to and/or

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requires the Paying Party to give effect to any amendments, assurances, conditions or undertakings required by the Secretary of State or the ITC to obtain clearance of or in relation to the Merger and the Paying Party fails to confirm that the regulatory pre-conditions and conditions have been satisfied or that it will give effect to the relevant amendments, assurances, conditions or undertakings; and

(vi)	where the Paying Party has done or omitted to do something which would be a breach of the provision described in the second bullet point below but for the proviso to that provision.

The parties have agreed, pending the satisfaction or waiver of the pre-conditions and conditions, not to solicit any competing transactions and, from the date of the agreement until the earlier of 12 months from the termination of the agreement and the Merger becoming effective, not to solicit or employ any person who at the date of the agreement was employed or engaged by the other party with a basic salary of £100,000 or more.

The parties have also agreed that until the earlier of termination of the agreement and the Merger becoming effective they will, save with the consent of the other party (not to be unreasonably withheld in connection with anything which would not be material in the context of the Merger):

•	carry on business in the ordinary course

•	not do or knowingly omit to do anything reasonably likely to cause any of the pre-conditions or conditions not to be satisfied

•	not enter into or agree to enter into any transaction which would require shareholder consent under the Listing Rules

•	not take any action which would amount to an action requiring the approval of shareholders under Rule 21 of the Code (whether or not the party is subject to that rule at the time)

•	not declare, make or pay any dividend other than as provided for in the press announcement dated 16 October 2002.

The requirement in the second bullet point above is subject to a number of provisos including where the party is acting in accordance with its fiduciary duties.

The parties have agreed to co-operate in relation to submissions to regulatory authorities in connection with the Merger and to provide undertakings, commitments and assurances as required by the Secretary of State, provided that such undertakings, commitments or assurances are in terms reasonably satisfactory to the parties.

The agreement can be terminated:

•	if agreed in writing by the parties

•	by either party if any pre-condition or condition becomes incapable of satisfaction and, if capable of waiver, one party notifies the other that it will not waive the condition

•	by either party if any pre-conditions or conditions have not been satisfied or waived by 31 March 2004

•	by the Receiving Party if a compensation payment becomes payable

•	in the event of certain material breaches of the agreement.

The parties have agreed not to acquire any interest in shares in the other party or make an offer for any interest in shares in the other party (other than a recommended offer), except in the event of a third party offer for either party, until the earlier of the date on which the Merger becomes effective and 90 days after termination of the agreement.

13.2	Granada is party to a joint venture agreement dated 18 December 1997 with Carlton relating to their respective holdings of 50 per cent. of the shares in ITV Digital Holdings, which holds 100 per cent. of

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ITV Digital. The purpose of the joint venture was to set up a pay digital terrestrial television operator. The joint venture agreement contains provisions, which are customary in nature for an agreement of this type, relating, inter alia, to the financing and management of ITV Digital Holdings and ITV Digital and the relationship between the shareholders, including the appointment of directors, prohibitions on certain actions of ITV Digital Holdings and/or ITV Digital without the prior written consent of Carlton and Granada, deadlock resolution (including a procedure for either shareholder to serve a buy/sell notice specifying a cash price for the purchase of its interest in ITV Digital Holdings), non-compete obligations, events of default and restrictions on transfers of shares to third parties.

13.3	Syndicated Facilities Agreement

On 5 December 2003, a facility agreement (the “Facility Agreement”) was entered into between ITV plc as Borrower, certain financial institutions as both Mandated Lead Arrangers and Lenders and Barclays Bank PLC as Agent, in the amount of £450 million (or its equivalent in certain optional currencies). The facilities provided under the Facility Agreement are for the general corporate purposes of the ITV Group, which may include the cancellation or redemption of shares (including the Granada Redeemable Shares and/or the Carlton Preference Shares) and the refinancing of indebtedness, and the working capital purposes of the ITV Group and financing liquidity requirements. Following completion of the Merger, Carlton and Granada may become parties to the Facility Agreement as Additional Borrowers. Defined terms used in this paragraph 13.3 to denote the capacities of the parties to the Facility Agreement have the meaning given to them in the Facility Agreement and are not defined in this document.

Within a short period of the Merger (either before or after), Granada is expected to cancel the majority, if not all, of its existing bilateral committed loan facilities (the aggregate commitments under which are currently £120 million) and Carlton is expected to cancel its £100 million syndicated committed loan facilities with, amongst others, Barclays Bank PLC. None of these existing facilities is currently drawn; if any of them are drawn prior to the Merger (which is not currently anticipated), they will be repaid immediately prior to their cancellation.

The Facility Agreement makes available two separate facilities, referred to respectively as Tranche A and Tranche B. Both facilities are available for drawing after the satisfaction of conditions precedent, which include the Ordinary Shareholder Schemes having become effective. Tranche A is then available until the fifth anniversary of the Facility Agreement and Tranche B is available for 364 days after the date of the Facility Agreement, which may, at the option of the relevant Borrower or Borrowers, be increased by a further 364 days on a term loan basis (the “Term-Out”).

The interest rates applicable to advances under the Facility Agreement are, for Tranche A, libor plus 0.6 per cent. per annum, subject to alteration in accordance with a ratchet mechanism based on a net debt to EBITDA ratio (both taken on a consolidated basis for the ITV Group), plus mandatory costs and, for Tranche B, libor plus 0.55 per cent. per annum plus mandatory costs (rising to libor plus 0.625 per cent. per annum for the Term-Out. In addition to the interest rates, a default rate is payable on overdue amounts (based on a percentage per annum of such amounts) and an additional utilisation fee (based on a percentage per annum of the drawn amounts) is payable if drawings under the facilities, taken together, exceed a certain amount. Commitment fees are payable on undrawn amounts (based on a percentage per annum of the undrawn amounts).

The availability to ITV plc of the facilities under the Facilities Agreement is subject to the satisfaction of certain conditions. Currently, the conditions that remain to be satisfied are the provision to Barclays Bank PLC as Agent in form and substance satisfactory to it of (i) the usual evidence showing ITV plc’s authority to enter into the Facility Agreement, (ii) a borrowing certificate and certificate of an authorised signatory, (iii) a copy of the court orders approving the Granada Scheme and the Carlton Ordinary Shareholder Scheme, (iv) evidence of the admission of the ITV Shares to trading on the London Stock Exchange’s market for listed securities, (v) a copy of the Scheme Document and (vi) an executed legal opinion (the form of which has been agreed) to be given by the Agent’s counsel once the usual company searches in respect of ITV plc have been satisfactorily completed. Drawing of the facilities by any Borrower is also subject to the usual provisions that no Event of Default (or Default,

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in the case of a Rollover Loan) shall have occurred and be continuing and that the Repeating Representations are true in all material respects.

For the facilities under the Facilities Agreement to be available to Carlton, Carlton must deliver to Barclays Bank PLC as Agent in form and substance satisfactory to it in addition to the conditions to be satisfied by ITV plc, (i) the usual evidence showing Carlton’s authority to enter into the Facilities Agreement (ii) a letter acceding to the Facilities Agreement (iii) a borrowing certificate and a certificate of an authorised signatory (iv) a members’ resolution and (v) a legal opinion from the Agent’s counsel in respect of Carlton. For the facilities under the Facilities Agreement to be available to Granada, Granada must deliver to Barclays Bank PLC as Agent in form and substance satisfactory to it (i) the usual evidence showing Granada’s authority to enter into the Facilities Agreement (ii) a letter acceding to the Facilities Agreement (iii) a borrowing certificate and a certificate of an authorised signatory (iv) a members’ resolution and (v) a legal opinion from the Agent’s counsel in respect of Granada.

13.4	Regulatory undertakings

In connection with the Secretary of State’s clearance of the Merger, Granada and Carlton have given undertakings to the OFT, details of which are set out in Part 6 of this document.

13.5	Carlton, together with certain subsidiaries of Carlton (the “Carlton Subsidiaries”), entered into an agreement to sell the Technicolor group of companies (“Technicolor”), which completed on 16 March 2001, the principal terms and conditions of which are summarised below.

Purchase price and other completion events

At completion, the consideration paid by Thomson to Carlton was US$750 million in cash and an aggregate amount of US$600 million, payable in four equal instalments of US$150 million each plus accrued interest on the first, second, third and fourth year anniversaries of completion.

Additionally, Thomson at completion paid Carlton further consideration of €761.4 million in cash. At completion, Carlton was obliged to subscribe €761.4 million of bonds issued by Thomson which carried an entitlement on the first year anniversary of the date of completion to 15.5 million new Thomson shares.

Representations and warranties

Carlton and the Carlton Subsidiaries and Thomson have given to each other representations, warranties and indemnities (including, in the case of Carlton and the Carlton Subsidiaries, an indemnity relating to environmental matters for claims which are notified to Carlton by 16 March 2008) which are customary in a disposal of a business of this kind under a contract governed by New York law.

Screen advertising joint venture

Thomson and Carlton agreed to negotiate in good faith to establish, after completion, a 50/50 joint venture for the development of a screen advertising business in North America called Technicolor Cinema Advertising, LLC.

Covenant not to compete

Subject to certain exceptions, Carlton and the Carlton Subsidiaries have agreed not to compete with the Technicolor business and to certain other restrictions on their conduct as is customary in a disposal of a business of this kind for a period of thirty-six months from the date of completion.

13.6	Sponsors Agreement

An agreement dated 5 December 2003 was entered into between ITV plc, Granada, Carlton, Lazard and UBS (the “Sponsors Agreement”) appointing Lazard and UBS as joint sponsors to the admission of the ITV Shares to the Official List and the admission of the ITV Shares to trading on the London Stock Exchange. ITV plc, Granada and Carlton have given certain customary warranties to Lazard and UBS. Lazard and UBS have received customary indemnities from ITV plc in relation to certain liabilities in connection with their role as joint sponsors. The Sponsors Agreement also contains certain

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customary undertakings by ITV plc, Granada and Carlton. Lazard and UBS may terminate the Sponsors Agreement for certain customary reasons including in the event that there is a material adverse change in the business, financial or trading position which would in the reasonable opinion of Lazard and UBS entitle either Granada or Carlton to terminate the Merger, whether or not they do so.

13.7	Save as set out above, no member of the Merged Group is party to any contract that has been entered into outside the ordinary course of business:

(i)	within the two years immediately preceding the date of this document and which is or may be material to the Merged Group; or

(ii)	which contains any provision under which any member of the Merged Group has any obligation or entitlement which is material to the Merged Group as at the date of this document.

14.	PRINCIPAL ESTABLISHMENTS

The following are the principal establishments of Granada and Carlton (and therefore of ITV plc):

Location                     Owner/Tenant            Tenure             Description                           Size

Quay Street,                 Granada Television      Freehold           Office building and other             295,316
Manchester                   Limited                 (small part        buildings consisting of               square feet
M60 9EA                                              leasehold)         television studios, rehearsal
                                                                        areas, which are the
                                                                        headquarters of Granada
                                                                        Television Limited

The London                   South Bank              Leasehold          Office building plus certain          442,180
Television                   Television Holdings     (office & studio   other buildings consisting            square feet
Centre, Upper                Ltd                     - 99 years less    of television studios,
Ground,                                              3 days from        storage and constructions
London                                               29.09.1969;        areas for sets and ancillary
SE1 9LT                                              Prince Wharf -     purposes, which are the
                                                     term of 99 years   headquarters of Granada
                                                     from               plc and London Weekend
                                                     25.12.1930)        Television Limited

The Television               Tyne-Tees               Freehold/          Office building plus certain          96,690
Centre, City                 Television Holdings     Leasehold          other buildings consisting            square feet
Road,                        Limited and Tyne-       (radio & links     of television studios,
Newcastle upon               Tees Television         room term of 99    storage and construction
Tyne NE1 2AL                 Limited                 years from         areas for sets and ancillary
                                                     13.06.1977)        purposes, which are the
                                                                        headquarters of Tyne-Tees
                                                                        Television Limited

The Television               Yorkshire               Leasehold (term    Office building plus certain          320,850
Centre,                      Television Limited      of 125 years       other buildings consisting            square feet
Kirkstall Road,                                      from               of television studios,
Leeds LS3 1JS                                        15.10.1991)        storage and construction
                                                                        areas for sets and ancillary
                                                                        purposes, which are the
                                                                        headquarters of Yorkshire
                                                                        Television Limited

Anglia House,                Anglia Television       Freehold/          Television studios and                85,439
Norwich                      Limited                 Leasehold          administration offices which          square feet
NR1 3JG                                                                 are the headquarters of
                                                                        Anglia Television Limited

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Location                     Owner/Tenant            Tenure                     Description                   Size

The Television               Meridian                Freehold           Television studios and                122,000
Centre,                      Broadcasting                               administration offices which          square feet
Southampton                  Limited                                    are the headquarters of
SO14 0PX                                                                Meridian Broadcasting
                                                                        Limited

The Television               Border Television       Leasehold          Television studios and                42,014
Centre, Border               Limited                 (terms of 99       administration offices which          square feet
Television,                                          years from         are the headquarters of
Durranhill,                                          01.09.1960 and     Border Television Limited
Carlisle                                             01.04.1959
CA1 3NT                                              respectively)

101 St Martin's              Carlton Television      Leasehold          Office building which is              45,465
Lane,                        Limited                 (125 years from    occupied by Carlton                   square feet
London                                               24.06.87)          Television Limited
WC2N 4AZ

Lenton Lane,                 Central Independent     Freehold           Office building plus certain          283,616
Nottingham                   Television Limited                         other buildings consisting of         square feet
NG7 2NA                                                                 television studios, storage
                                                                        and construction areas and
                                                                        ancillary purposes

Central Court,               Central Independent     Leasehold (125     Office building plus                  57,421
Gas Street,                  Television Limited      years from         television studios which are          square feet
Birmingham                                           29.09.98)          the headquarters of Central
B1 2JT                                                                  Independent Television
                                                                        Limited

The Television               HTV Limited             Leasehold (15      Office building plus certain          173,065
Centre,                      (certain parts are      years from         other buildings consisting of         square feet
Culverhouse                  sublet to third         11.11.98)          television studios, storage
Cross,                       parties)                                   and construction areas and
Cardiff                                                                 ancillary purposes which are
CF5 6XJ                                                                 the headquarters of HTV
                                                                        (Wales).

The Television               HTV Limited             Leasehold (125     Office building plus certain          90,781
Centre,                      (certain parts are      years from         other buildings consisting of         square feet
Bath Road,                   sublet to third         18.06.86)          television studios, storage
Bristol                      parties)                                   and construction areas and
BS4 3HG                                                                 ancillary purposes which are
                                                                        the headquarters of HTV
                                                                        (West).

Western Wood Way,            Westcountry             Leasehold (15      Office building plus                  25,132
Langage Science              Television Limited      years from         television studios which are          square feet
Park,                                                01.01.93)          the headquarters of
Plympton,                                                               Westcountry Television
Devon                                                                   Limited
PL7 5BQ

25 Knightsbridge,            Carlton                 Leasehold (15      Office building which is the          25,254
London                       Communications          years from         headquarters of Carlton               square feet
SW1X 7RZ                     Plc                     25.12.95)          Communications Plc and
                                                                        Carlton Television Limited.

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15.	PRINCIPAL SUBSIDIARY AND ASSOCIATED UNDERTAKINGS OF ITV PLC

15.1	Following the Merger, ITV plc will be the holding company of the ITV Group. Granada and Carlton will then be two wholly-owned direct subsidiaries, whose details as are follows:

Name                         Registered Office                          Principal activity

Granada plc                  The London Television Centre, Upper        Holding company
                             Ground, London SE1 9LT

Carlton                      25 Knightsbridge, London SW1X 7RZ          Holding company
Communications Plc

15.2	The following table shows the principal subsidiary and associated undertakings of Granada and Carlton (being those which are considered by ITV plc to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits of the Merged Group). All companies are wholly owned unless otherwise indicated.

Principal subsidiary and associated undertakings of Granada

Name                         Registered Office                          Principal activity

Granada Group PLC            The London Television Centre, Upper        Intermediate holding company
                             Ground, London SE1 9LT

Granada Media Plc            The London Television Centre, Upper        Intermediate holding company
                             Ground, London SE1 9LT

Granada Media                The London Television Centre, Upper        Television broadcasting, production,
Group Limited                Ground, London SE1 9LT                     distribution, rights exploitation, online
                                                                        activities and airtime sales

Granada Television           Quay Street, Manchester M60 9EA            Television broadcasting for the North
Limited                                                                 West region and programme production

LWT (Holdings)               The London Television Centre, Upper        Intermediate holding company for
Limited                      Ground, London SE1 9LT                     weekend television broadcasting for the
                                                                        London region and programme production

London Weekend               The London Television Centre,              Weekend television broadcasting for the
Television Limited           Upper Ground, London SE1 9LT               London region and programme production

Yorkshire Tyne-Tees          The Television Centre, Leeds LS3 1JS       Intermediate holding company for
Television Holdings                                                     television broadcasting for North East
Ltd                                                                     and Yorkshire regions and programme
                                                                        production

Yorkshire                    The Television Centre, Leeds LS3 1JS       Television broadcasting for the
Television Limited                                                      Yorkshire region and programme
                                                                        production

South Bank                   The London Television Centre,              Intermediate holding company
Television Holdings          Upper Ground, London SE1 9LT
Limited

Tyne-Tees                    The Television Centre, City Road,          Intermediate holding company for
Television Holdings          Newcastle upon Tyne NE1 2AL                television broadcasting for North East
Limited                                                                 England

Tyne-Tees                    The Television Centre, City Road,          Television broadcasting for the North
Television Limited           Newcastle upon Tyne NE1 2AL                East region and programme production

182

Name                         Registered Office                          Principal activity

Castlefield                  Quay Street, Manchester M60 9EA            Property management
Properties Limited

Granada Learning             The Television Centre, Kirkstall Road,     Publishing educational material
Limited                      Leeds LS3 1JS                              including software and interactive
                                                                        educational television services

Letts Educational            The Chiswick Centre,                       Publishing of educational books
Limited                      414 Chiswick High Road,
                             London W4 5TF

Granada Media                29 Nott Street, Port Melbourne,            Distribution of rights in Australian
Australia Pty                Victoria, Australia                        television production
Limited+

Granada Productions          29 Nott Street, Port Melbourne,            Programme production for the
Pty Ltd+                     Victoria, Australia                        Australian market

Anglia Television            Anglia House, Norwich, Norfolk NR1         Television broadcasting for the East
Limited                      3JG                                        region and programme production

Meridian                     The Television Centre,                     Television broadcasting for the South
Broadcasting                 Southampton SO14 0PZ                       and South East region and programme
Limited*                                                                production

Border Television            The London Television Centre, Upper        Television broadcasting for the Borders
Limited                      Ground, London SE1 9LT                     and the Isle of Man, programme
                                                                        production and radio

Independent                  200 Grays Inn Road,                        Supply of news services to broadcasters
Television News              London WC1X 8HF                            in the UK and elsewhere
Limited**

GMTV Limited***              The London Television Centre,              Production and broadcast of breakfast
                             Upper Ground, London SE1 9LT               time television under the national
                                                                        Channel 3 licence

ITV2 Limited****             200 Grays Inn Road,                        Operation of the ITV2 channel
                             London WC1X 8HF

3sixtymedia                  The London Television Centre,              Production and broadcast of television
Limited*****                 Upper Ground, London SE1 9LT               programmes

TV3 Television               25/28, North Wall Quay,                    Operation of the TV3 channel
Network                      Dublin 1, Eire
Limited******++

ITV News Channel             200 Grays Inn Road,                        24 hour news channel
Limited*******               London WC1X 8HF
*	99.92 per cent. owned
**	20 per cent. owned
***	20 per cent. owned
****	55.9 per cent. owned
*****	80 per cent. owned
******	45 per cent. owned
*******	32.5 per cent. owned
+	Incorporated and registered in Australia
++	Incorporated and registered in Ireland

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Principal subsidiaries and associated undertakings of Carlton

Name                         Registered Office                          Principal activity

Carlton Broadcasting         25 Knightsbridge, London                   Weekday television broadcasting for the
Limited                      SW1X 7RZ                                   London region

Carltonco 120 Limited        25 Knightsbridge, London                   Intermediate holding company
                             SW1X 7RZ

Carlton Film Distributors    25 Knightsbridge, London                   Film rights ownership and distribution
Limited                      SW1X 7RZ

Carlton International        15303 Ventura Blvd. Suite 800,             Distribution of television programmes
Media, Inc. (trading as      Sherman Oaks, CA91403, USA                 and films in the USA
Carlton America)

Carlton International        25 Knightsbridge, London                   Rights ownership and distribution of
Media Limited                SW1X 7RZ                                   television programmes and films

Carlton Screen               25 Knightsbridge, London                   Sale of cinema advertising and
Advertising Limited          SW1X 7RZ                                   distribution of promotional material to
                                                                        cinemas

Carlton Television Holdings  25 Knightsbridge, London                   Intermediate holding company
Limited                      SW1X 7RZ

Carlton Television Limited   25 Knightsbridge, London                   Management, administrative and
                             SW1X 7RZ                                   airtime sales services

Central Independent          25 Knightsbridge, London                   Television broadcasting for Midlands
Television Limited           SW1X 7RZ                                   regions, programme production and
                                                                        management of studio facilities

Hamdon Entertainment         15303 Ventura Blvd. Suite 800,             Television rights and productions
                             Sherman Oaks, CA 91403, USA

HTV Group Limited            The Television Centre,                     Television broadcasting for Wales and
                             Culverhouse Cross, Cardiff                 the West of England
                             CF5 6XJ

ITC Distribution LLC (also   50 Pacific Avenue, San                     Film rights ownership and distribution
trading as Carlton           Francisco, CA 94111, USA
Productions LLC)

ITC Entertainment Group      25 Knightsbridge, London                   Film rights ownership and distribution
Limited                      SW1X 7RZ

The Moving Picture           25 Knightsbridge, London                   Post production facilities
Company Limited              SW1X 7RZ

Westcountry Television       25 Knightsbridge, London                   Television broadcasting for South West
Limited                      SW1X 7RZ                                   of England

Independent Television       200 Grays Inn Road,                        Supply of news services to broadcasters
News Limited^                London WC1X 8XZ                            in the UK and elsewhere

GMTV Limited^^               The London Television Centre,              Production and broadcast of breakfast
                             Upper Ground, London SE1 9LT               time television under the national
                                                                        Channel 3 licence

ITV News Channel             200 Grays Inn Road,                        24 hours news channel
Limited^^^                   London WC1X 8HF

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Name                         Registered Office                          Principal activity

ITV2 Limited^^^^             200 Grays Inn Road,                        Operation of the ITV2 channel
                             London WC1X 8HF

Screenvision Holdings        25 Knightsbridge, London                   Holding company of European cinema
(Europe) Limited^^^^^        SW1X 7RZ                                   screen advertising business

Technicolor Cinema           Corporation Trust Center,                  Holding company of US cinema screen
Advertising LLC^^^^^         1209 Orange Street,                        advertising business
                             Wilmington DE19801, USA
^	20 per cent. owned
^^	25 per cent. owned
^^^	32.5 per cent. owned
^^^^	44.1 per cent. owned
^^^^^	50 per cent. owned

All interests are in the ordinary share capital. All companies operate principally in their country of incorporation.

All the above mentioned companies are included in the consolidation of the Granada or Carlton accounts as appropriate.

16.	EMPLOYEES

Details of the average number of employees employed by the Merged Group for the three years ended 30 September 2003 are set out below:

                        Year ended              Year ended          Year ended
                      30 September            30 September        30 September
                              2001                    2002                2003

Granada                      5,104                   4,696               4,385
Carlton                      9,065                   3,000               2,759

17.	PRINCIPAL INVESTMENTS

Details of the principal investments made by the Granada Group and the Carlton Group in other undertakings in the three prior financial years and in the current financial year, of the principal investments currently being made are set out below:
Granada Group                                                      Consideration
Date                      Description                                   (pound)m

October 2000   Investment in AFC.com, a joint venture with                  20.0
               Arsenal Football Club for exploitation of new media
               and commercial opportunities

October 2000   Acquisition of the television assets of United News       1,750.0
               & Media plc comprising the Anglia, Meridian and
               HTV regional Channel 3 licences and related
               production businesses.

October 2000   Acquisition of 5 per cent. of the share capital of           27.0
               Arsenal Football Club and related activities

October 2000   Establishment of Wellbeing, a joint venture health and         --
               beauty television and e-commerce operation

March 2001     Acquisition of 45 per cent. interest in TV3, the             18.2
               Irish terrestrial channel

August 2001    Acquisition of Border TV, the regional Channel 3             50.5
               licensee for the Border region in England and Scotland
               and related production business

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Carlton Group                                                      Consideration
Date                      Description                                   (pound)m

November 2000  Acquisition of Covitec Group Inc. (the company was           26.4
               subsequently sold as part of the Technicolor disposal)

January 2001   Acquisition of HTV group of companies                       131.0

July 2001      Establishment of Technicolor Cinema Advertising LLC a          --
               50:50 joint venture with Thomson

March 2002     Acquisition of 15.5 million shares in Thomson pursuant      409.2
               to the sale by Carlton of the Technicolor group of
               companies, giving Carlton a 5.5 per cent. interest
               in Thomson

June 2002      Acquisition of 50 per cent. interest in Screenvision         31.0
               Holdings (Europe) Limited, a 50:50 joint venture
               with Thomson

18.	UK TAX

The following summarises the UK taxation treatment of holders of ITV Shares. It is based on current UK legislation and published Inland Revenue practice and applies only to shareholders who are resident or (if individuals) ordinarily resident in the UK for UK tax purposes and who hold their ITV Shares as an investment (otherwise than under a personal equity plan or individual savings account) and not as trading stock and who are the beneficial owners of those shares. Shareholders who are in any doubt as to their taxation position or who may be subject to taxation in a jurisdiction other than the UK should consult an appropriate professional adviser.

18.1	Dividends

(a)	Under current UK tax legislation, ITV plc is not required to withhold tax at source from dividend payments it makes.

(b)	Individual shareholders resident for tax purposes in the UK should generally be entitled to a tax credit in respect of any dividend received equal to one-ninth of the amount of the dividend. Such an individual shareholder’s liability to UK income tax is calculated on the sum of the dividend and the tax credit (the “gross dividend”) which, with certain other investment income, will be regarded as the top slice of the individual’s income and which will be subject to UK income tax at special rates of tax as described below. The tax credit therefore equals ten per cent. of the gross dividend. The tax credit will be available to set against such shareholder’s liability (if any) to income tax on the gross dividend.

Individual shareholders liable to tax at the lower, starting or basic rate should have no further tax liability. Such shareholders will be taxed at 10 per cent. of their gross dividend, which will be satisfied by the tax credit attached to the dividend.

The rate of income tax applied to UK company dividends received by UK resident individuals liable to income tax at the higher rate will be 32.5 per cent. After taking into account the ten per cent. tax credit, a higher rate taxpayer will be liable to additional income tax of 22.5 per cent. of the gross dividend, equal to 25 per cent. of the net dividend.

With limited exceptions (relating to dividends paid before 6 April 2004 on shares held in individual savings accounts or personal equity plans), individual shareholders who are resident in the UK cannot claim repayment of the tax credit from the Inland Revenue.

(c)	UK resident trustees of discretionary trusts are liable to income tax on UK company dividends at 25 per cent. of the gross dividend. After taking into account the ten per cent. tax credit, the trustees will be liable to additional income tax of 15 per cent. of the gross dividend, equal to 16.67 per cent. of the net dividend.

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(d)	A corporate shareholder resident for tax purposes in the UK will not normally be liable to corporation tax on any dividend received but cannot reclaim from the Inland Revenue tax credits attaching to dividend payments.

(e)	Tax exempt pension funds will not normally be liable to corporation tax or income tax on any dividend received but cannot reclaim from the Inland Revenue tax credits attaching to dividend payments.

18.2	Chargeable Gains

The sale or other disposal of ITV Shares by:

(i)	a shareholder who is resident or ordinarily resident for tax purposes in the UK; or

(ii)	a shareholder who is neither resident nor ordinarily resident for tax purposes in the UK but who carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch, agency or (in the case of a corporate shareholder) permanent establishment where such ITV Shares are or have been used, held or acquired for the purposes of such trade or branch, agency or permanent establishment;

may, depending on the shareholder’s circumstances, incur a liability to UK tax on any capital gain realised.

A shareholder who is an individual, who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of ITV Shares during that period may be liable upon his return to UK taxation of chargeable gains (subject to any available exemption or relief).

No tax liability in respect of capital gains should arise on a conversion of ITV Convertible Shares into ITV Ordinary Shares. The relevant ITV Convertible Shareholders should not be treated as having made a disposal of ITV Convertible Shares for the purposes of UK taxation of capital gains and the ITV Ordinary Shares issued to them should be treated as the same asset and as acquired for the same amount and at the same time as their ITV Convertible Shares.

To the extent that ITV Convertible Shareholders receive cash in respect of fractional entitlements to ITV Ordinary Shares and do not receive ITV Ordinary Shares on conversion, this will generally be treated as a disposal of their ITV Convertible Shares for the purposes of UK taxation of capital gains which may, depending on the shareholder’s individual circumstances, give rise to a liability to UK taxation on capital gains. ITV Convertible Shareholders who receive cash and also receive ITV Ordinary Shares on conversion should not generally be treated as making a disposal or part disposal of their ITV Convertible Shares in respect of the receipt of cash. Instead the cash received should be deducted from the base cost otherwise attributable to the ITV Ordinary Shares for the purposes of UK taxation of capital gains.

18.3	Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The statements below are intended as a general guide to the current position. Certain categories of person including certain intermediaries are not liable to stamp duty or SDRT, and others may be liable at a higher rate or may, although not primarily liable for the duty or tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

(a)	The allotment and issue of ITV Shares under the Ordinary Shareholder Schemes and the conversion of the ITV Convertible Shares into ITV Ordinary Shares will not generally give rise to a liability to stamp duty or SDRT.

(b)	Any subsequent conveyance or transfer on sale of the ITV Shares will usually be subject to stamp duty on the instrument of transfer, generally calculated at a rate of 0.5 per cent. of the amount or value of the consideration, but rounded up to the next multiple of £5. A charge to SDRT at the rate of 0.5 per cent. will arise in relation to an unconditional agreement to transfer such shares.

187

However, where within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will be cancelled or repaid.

(c)	A transfer of ITV Shares effected on a paperless basis through CREST (where there is a change in the beneficial ownership of the shares) will generally be subject to SDRT at the rate of 0.5 per cent. of the value of the consideration given. The duty will be payable by the new beneficial owner. CREST is obliged to collect SDRT on relevant transactions settled within CREST.

(d)	Where shares are transferred to a member of CREST who will hold those shares in uncertificated form (de-materialised) as nominee for the transferor no stamp duty or SDRT will generally be payable.

(e)	Where ITV Shares which are held in uncertificated form are transferred by a member of CREST to the beneficial owner (re-materialised) (on whose behalf it has held them as nominee) and no onward sale is contemplated, then no stamp duty or SDRT will generally be payable.

19.	BROADCASTING LICENCES

19.1	Details of the principal broadcasting licences held by the Merged Group are as follows:

(a)	Granada Television Limited - holder of the regional Channel 3 licence for the North West of England. The licence came into effect on 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from April 2001.

(b)	LWT (Holdings) Limited - holder of the regional Channel 3 licence for the London area broadcasting between 5.15 p.m. on Friday and 6.00 a.m. on Monday (excluding the hours of 6.00 a.m. to 9.25 a.m. on Saturday and Sunday). The licence came into effect on 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from April 2001.

(c)	Yorkshire Television Limited - holder of the regional Channel 3 licence for Yorkshire. The licence came into effect on 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 1999.

(d)	Tyne-Tees Television Limited - holder of the regional Channel 3 licence for North East of England. The licence came into effect on 1 January 1993 and was for a period for 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 1999.

(e)	Meridian Broadcasting Limited - holder of the regional Channel 3 licence for the South of England. The licence came into effect on 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 1999.

(f)	Anglia Television Limited - holder of the regional Channel 3 licence for the East of England. The licence came into effect on 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 2001.

(g)	Border Television Limited - holder of the regional Channel 3 licence for the Borders and the Isle of Man. The licence came into effect on 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 April 2001.

(h)	Carlton Broadcasting Limited - holder of the regional Channel 3 licence for the London area broadcasting between 9.25 a.m. on Monday until 5.15 p.m. on Friday (excluding the hours of 6.00 a.m. to 9.25 a.m. on Tuesday to Friday). The licence came into effect from 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 1999.

188

(i)	Central Independent Television Limited - holder of the regional Channel 3 licence for the East, West and South Midlands. The licence came into effect from 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 April 2001.

(j)	HTV Group Limited - holder of the regional Channel 3 licence for Wales and the West of England. The licence came into effect from 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 1999.

(k)	Westcountry Television Limited - holder of the regional Channel 3 licence for the South West. The licence came into effect from 1 January 1993 and was for a period of 10 years. The ITC agreed to renew the licence for a further 10 years from 1 January 1999.

20.	CONSENTS

20.1	KPMG Audit Plc has given and not withdrawn its written consent to the inclusion of its reports set out in Part 3 and Part 5 and the references to its name in the form and context in which it appears and has authorised the contents of its report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

20.2	PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its report set out in Part 4 and the references to its name in the form and context in which it appears and has authorised the contents of its report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

20.3	Lazard has given and not withdrawn its written consent to the inclusion of the references to its name in the form and context in which it appears.

20.4	UBS has given and not withdrawn its written consent to the inclusion of the references to its name in the form and context in which it appears.

21.	MISCELLANEOUS

21.1	The costs, charges and expenses of and incidental to the Merger, including the cost of the application for the ITV Shares to be admitted to the Official List, payable by any member of the ITV Group are estimated to amount to approximately £26 million (exclusive of VAT). No sums are payable to financial intermediaries in connection with the Merger or the Introduction.

21.2	Based on the number of Granada Shares and Carlton Ordinary Shares in issue as at 4 December 2003 (the last practicable date before the publication of this document) and assuming no exercise of options granted under the Share Schemes, the maximum number of ITV Ordinary Shares and ITV Convertible Shares to be issued pursuant to the Merger will be 4,070,906,071 and 123,304,676 respectively. The consideration for the issue of these shares will be the acquisition of the entire issued ordinary share capital of Granada and Carlton, which had fully diluted market capitalisation as at the close of business on 4 December 2003 (the last practicable date before the publication of this document) of approximately £3.6 billion and £1.9 billion respectively.

21.3	ITV plc will not be a close investment holding company for the purposes of UK taxation immediately after the Merger becomes effective.

21.4	The ITV Shares will be in registered form and are not being marketed to the public. Share certificates in respect of the ITV Shares are expected to be posted to shareholders by 16 February 2004 or, where the ITV Shares are in uncertificated form (i.e. in CREST), are expected to be credited to CREST accounts on 2 February 2004. No temporary documents of title will be issued.

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22.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) up to and including the Effective Date at the registered office of ITV plc being The London Television Centre, Upper Ground, London SE1 9LT and at the offices of Lovells, Atlantic House, Holborn Viaduct, London EC1A 2FG and Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(a)	these Listing Particulars;

(b)	the Scheme Document;

(c)	the memorandum and articles of association of ITV plc, Granada and Carlton;

(d)	a draft of the articles of association of Granada as proposed to be amended at the Granada EGM and a draft of the articles of association of Carlton as proposed to be amended at the Carlton EGM;

(e)	the consolidated audited reports and accounts of Granada for the two financial years ended 30 September 2002 and the consolidated audited non-statutory accounts of Granada for the twelve months ended 30 September 2003;

(f)	the consolidated audited reports and accounts of Carlton for the two financial years ended 30 September 2002 and the consolidated audited non-statutory accounts of Carlton for the twelve months ended 30 September 2003;

(g)	the service agreements of the ITV Directors referred to in paragraph 7 of Part 8 of this document;

(h)	the material contracts referred to in paragraph 13 above; (i) the written consents referred to in paragraph 20 above;

(j)	the reports from KPMG Audit Plc set out in Part 3 and Part 5 of this document; (k) the report from PricewaterhouseCoopers LLP set out in Part 4 of this document;

(l)	the written statement of adjustments of KPMG setting out the adjustments made by them in arriving at the figures shown in their report in Part 3 of this document;

(m)	the written statement of adjustments of PricewaterhouseCoopers LLP setting out the adjustments made by them in arriving at the figures shown in their report in Part 4 of this document;

(n)	the rules of the ITV Share Schemes;

(o)	a full list of dealings for value of ABN Amro Bank N.V., CSFB Equities Limited, Credit Suisse First Boston LLC and CSFB (Europe) Limited in Granada Shares in the period from 11 October 2002 to 4 December 2003; and

(p)	a full list of dealings for value of CSFB LLC and CSFB (Europe) Limited in Carlton Ordinary Shares in the period from 11 October 2002 to 4 December 2003.

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PART 9 — ADDITIONAL INFORMATION ON GRANADA

1.	DIRECTORS

The Granada Directors and their functions are set out below:

Charles Allen CBE                                  Executive Chairman
Sir George Russell CBE                             Non-executive Deputy Chairman
Henry Staunton                                     Finance Director
Graham Parrott                                     Commercial Director
David Chance                                       Non-executive Director
Richard Clothier                                   Non-executive Director
James Crosby                                       Non-executive Director
Michael Orr                                        Non-executive Director
Nigel Rich CBE                                     Non-executive Director
2.	SHARE OPTIONS

The following options and awards to acquire Granada Shares remain outstanding under the terms of the Granada Share Schemes as at 4 December 2003 (the latest practicable date prior to the publication of this document). Many of the options and awards granted pursuant to the Granada Share Schemes will become exercisable as a result of the Merger:

                                       Exercise         Total
                                          price       Granada
Granada Share Scheme      Grant Date    (pound)        Shares    Exercise period
Granada Media SAYE          22.12.00       1.66     1,187,529     02.04 to 02.06
Granada Media ESOS          11.07.00       2.79     6,623,268     07.03 to 07.10
Granada Media ESOS          22.12.00       2.26     1,479,608     12.03 to 12.10
Granada Media ESOS
  (Executive
  Commitment)               11.07.00       2.79     6,939,671     07.03 to 07.10
Granada Media ESOS
  (Executive
  Commitment)               22.12.00       2.26     1,847,168     12.03 to 12.10
Granada Media
  Contractors Scheme        11.07.00       2.79         8,856     07.03 to 07.10
                            22.12.00       2.26       114,328     12.03 to 12.10
Granada Media
  Commitment
Plan - Matching
  Shares                    11.07.00        n/a     6,896,702     07.02 to 07.10
Granada Media
  Commitment
Plan - Matching
  Options                   11.07.00       2.79     8,388,168     07.02 to 07.10
Granada SAYE                09.01.02       1.16     1,352,200     03.05 to 03.07
                            10.07.02      1.016       815,542     09.05 to 09.09
                            09.01.03       0.68    10,252,152     03.06 to 03.10
Granada ESOS                06.07.01      1.425     6,827,600     07.04 to 07.11
Granada ESOS                28.09.01       0.98       109,473     09.04 to 09.11
Granada ESOS                28.09.01       0.95       313,725     03.03 to 03.04
Granada ESOS                09.01.02       1.49     4,863,228     01.05 to 01.12
Granada ESOS                04.02.02     1.2675       146,505     02.05 to 02.12
Granada ESOS                10.07.02      1.105     6,122,237     07.05 to 07.12
Granada ESOS                07.01.03       0.80     8,384,949     01.06 to 01.13
Granada Deferred
Share Award Plan            09.01.02        n/a       108,032              01.04
Granada Deferred
  Share Award Plan          04.02.02        n/a        36,812              02.04
Granada Deferred
  Share Award Plan          07.01.03        n/a     5,345,611          50% 01.04
                                                                       50% 01.05
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                                       Exercise         Total
                                          price       Granada
Granada Share Scheme      Grant Date    (pound)        Shares    Exercise period
Granada Commitment
  Plan - Matching
  Shares                    22.08.03        n/a    12,747,510     08.05 to 08.10
Granada Commitment
  Plan - Matching
  Options                   22.08.03     1.0475    12,747,510     08.05 to 08.10
All options and awards referred to above were granted for no monetary consideration.

3.	SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Granada Group since 30 September 2003, being the end of the last twelve month financial period for which audited non-statutory accounts have been published.

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PART 10 - ADDITIONAL INFORMATION ON CARLTON

1.	DIRECTORS

The Carlton Directors and their positions are:

Michael Green                            Chairman
Paul Murray                              Finance Director
Etienne de Villiers                      Non-executive Director
David Green                              Non-executive Director
Leslie Hill                              Non-executive Director
Sir Sydney Lipworth QC                   Non-executive Director
John McGrath                             Non-executive Director
Sir Brian Pitman                         Non-executive Director
2.	SHARE OPTIONS

The following options and awards to acquire Carlton Ordinary Shares remain outstanding under the terms of the Carlton Share Schemes as at 4 December 2003 (the latest practicable date prior to the publication of this document). Many of the options and awards granted pursuant to the Carlton Share Schemes will become exercisable as result of the Merger:

                                                   Total
                                  Exercise       Carlton
                                     price      Ordinary
Carlton Share Scheme  Grant Date   (pound)        Shares         Exercise period
1983 ESOS               11.01.94     3.840        12,500    11.01.97 to 11.01.04
1983 ESOS               16.12.94     3.392        41,250    16.12.97 to 15.12.04
1983 ESOS               03.01.95     3.584        40,000    03.01.98 to 02.01.05
1983 ESOS               22.12.95     3.780        10,947    22.12.98 to 21.12.05
1987 US                 22.12.95     3.780         4,500    22.12.98 to 21.12.05
1983 ESOS               13.12.96     4.945       213,746    13.12.99 to 12.12.03
1983 ESOS               16.12.96     4.945        12,254    16.12.99 to 15.12.06
1987 US                 16.12.96     4.945        33,600    16.12.99 to 15.12.06
DABS                    06.02.97       n/a        20,331    01.01.01 to 05.02.07
LTIS                    06.02.97       n/a        28,590    01.01.01 to 05.02.07
1983 ESOS               28.05.97     5.080        26,811    28.05.00 to 27.05.04
1983 ESOS               29.05.97     5.080        10,905    29.05.00 to 28.05.07
DABS                    04.12.97       n/a         1,953    01.01.02 to 03.12.07
LTIS                    04.12.97       n/a       110,255    01.01.02 to 03.12.07
1983 ESOS               23.12.97     4.510       444,980    23.12.00 to 23.12.04
1983 ESOS               24.12.97     4.510        42,887    24.12.00 to 23.12.07
1987 US                 24.12.97     4.510        51,000    24.12.00 to 23.12.07
1983 ESOS               04.06.98     5.090       832,682    04.06.01 to 03.06.08
1983 ESOS               05.06.98     5.090     1,347,368    05.06.01 to 04.06.08
1987 US                 05.06.98     5.090        56,000    05.06.01 to 04.06.08
1983 ESOS               23.06.98     5.150         6,000    23.06.01 to 22.06.08
SAYE                    02.10.98     3.340       245,554    01.12.03 to 31.05.04
1983 ESOS               09.12.98     5.090        85,043    09.12.01 to 08.12.08
1987 US                 10.12.98     5.300        15,000    10.12.01 to 09.12.08
1983 ESOS               10.12.98     5.090         8,957    10.12.01 to 09.12.08
DABS                    14.12.98       n/a         8,712    01.01.03 to 13.12.08
1983 ESOS               14.12.98     5.300       424,526    14.12.01 to 13.12.08
1999 ESOS               04.01.99     5.300        77,500    04.01.02 to 03.01.09
1999 ESOS               28.05.99     5.000        23,850    28.05.02 to 27.05 09
1999 ESOS               06.01.00     5.570     2,017,948    06.01.03 to 05.01.10
DABS                    11.01.00       n/a        13,028    01.01.04 to 10.01.10

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                                                   Total
                                  Exercise       Carlton
                                     price      Ordinary
Carlton Share Scheme  Grant Date   (pound)        Shares         Exercise period
1999 ESOS               11.01.00     6.020       202,657    11.01.03 to 10.01.10
SAYE                    02.02.00     4.640        24,061    01.04.03 to 30.09.05
1999 ESOS               24.05.00     7.610        72,372    24.05.03 to 23.05.10
1999 ESOS               25.05.00     7.720       439,763    25.05.03 to 24.05.10
DABS                    21.12.00       n/a        36,882    01.01.05 to 20.12.10
1999 ESOS               16.01.01     5.610     3,296,932    16.01.04 to 15.01.11
SAYE                    31.01.01     4.750        76,275    01.04.04 to 30.09.06
1999 ESOS               25.06.01     3.190       618,338    25.06.04 to 24.06.11
1999 ESOS               17.09.01     2.150       297,675    01.10.02 to 28.02.04
EPP Options             05.12.01     2.250     7,809,642    01.04.05 to 04.12.11
EPP Award               05.12.01       n/a     7,809,642    01.04.05 to 04.12.11
1999 ESOS               13.12.01     2.250     6,991,999    13.12.04 to 12.12.11
DABS                    08.01.02       n/a         9,955    01.01.06 to 07.01.12
1999 ESOS               14.01.02     2.450       130,612    14.01.05 to 13.01.12
EPP Options             15.01.02     2.450       195,918    01.04.05 to 14.01.12
EPP Award               15.01.02       n/a       195,918    01.04.05 to 14.01.12
SAYE                    01.02.02     2.090       422,191    01.04.05 to 30.09.07
1999 ESOS               18.12.02     1.330     8,294,629    18.12.05 to 17.12.12
EPP Options             07.01.03     1.395     7,506,030    01.04.06 to 06.01.13
EPP Award               07.01.03       n/a     7,506,030    01.04.06 to 06.01.13
DABS                    07.01.03       n/a       165,711    01.01.07 to 06.01.13
SAYE                    29.01.03     1.100     5,098,173    01.04.06 to 30.09.08

All options referred to above were granted for no monetary consideration.

3.	SIGNIFICANT CHANGE

Save for the re-categorisation of a fixed asset investment as a current asset investment disclosed on page 20 of this document, there has been no significant change in the financial or trading position of the Carlton Group since 30 September 2003, being the end of the last twelve month financial period for which audited non-statutory accounts of Carlton have been published. This re-categorisation was noted as a non-adjusting post balance sheet event in Carlton’s second interim results for the 12 months to 30 September 2003, but a non-cash adjustment will be made in the statutory accounts of the Carlton Group for the period to 31 December 2003. For the purposes of these Listing Particulars the re-categorisation and the related write-down to market value has been made in the Carlton accountants’ report in Part 4 of this document as at 30 September 2003.

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PART 11 - ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS

1.	GENERAL

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with laws of jurisdictions outside the UK.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of new ITV Shares including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

In any case where the issue of ITV Shares to any person resident in, or a citizen of, any jurisdiction outside the United Kingdom (an “overseas shareholder”) would or may infringe the laws of any such jurisdiction or necessitate compliance with any special requirement, the Ordinary Shareholder Schemes provide that such ITV Shares may be issued to a nominee appointed by ITV plc and then sold, or issued to the overseas shareholder and sold on his behalf, with the net proceeds of sale in either case being remitted to the overseas shareholder.

2.	US TAX

This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. No representation with respect to the consequences to any particular holder of the ITV Shares is made hereby. Prospective holders should consult their own tax advisers with respect to their particular circumstances and the effects of national, state, or local tax laws to which they may be subject.

The following discussion summarises certain United States federal income tax (“US tax”) consequences of the beneficial ownership and disposition of the ITV Shares to “US Holders” (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury regulations issued under the Code, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. This summary addresses only US tax consequences to a US Holder who holds the ITV Shares as capital assets within the meaning of Section 1221 of the Code and not as part of a hedging, “straddle,” or a conversion transaction for US tax purposes, or as part of some other integrated investment. This summary also deals only with US Holders who (i) do not at any time own individually, nor are treated as owning directly or by attribution, 5 per cent. or more of the ITV Shares and (ii) are entitled to benefits under the limitation on benefits article contained in the United Kingdom-United States Income Tax Convention entered into force on March 31, 2003 (the “New Treaty”). This summary does not discuss all of the US tax consequences that may be relevant to a US Holder in light of its individual investment circumstances or the US tax consequences to a US Holder that is subject to special treatment under US tax laws, such as:

(i) a holder that is not a US Holder;

(ii) an insurance company;

(iii) a financial institution;

(iv) a tax-exempt organisation;

(v) a retirement plan;

(vi) a regulated investment company;

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(vii) a securities dealer;

(viii) a regulated investment trust;

(ix) a pass-through entity or an investor in a pass-through entity such as a partnership;

(x) a broker;

(xi) a trader in securities that elects to mark to market;

(xii) a former citizen or former long-term resident of the United States, in certain circumstances; or

(xiii) a person whose functional currency for US tax purposes is not the United States dollar.

Each holder should consult its own tax adviser concerning the application of US tax laws as well as state, local, foreign, and other tax laws to its particular situation.

This discussion does not address United States federal alternative minimum tax consequences, and does not describe any tax consequences arising under United States federal gift and estate tax laws or under the tax laws of any state, local, or foreign jurisdiction. The US tax consequences to a partnership may depend on the status of the partners and the activities of the partnership. A holder that is a partnership should consult its tax adviser with regard to the application of the US tax laws to its particular situation.

(a)	General

For purposes of this discussion, a “US Holder” is a beneficial owner of ITV Shares that is, for US tax purposes:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation or other entity taxable as a corporation for US tax purposes that was created or organised in or under the laws of the United States or any political subdivision thereof;

(iii)	an estate whose income is subject to US tax regardless of its source; or

(iv)	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or if the trust has elected validly to be treated as a US person.

(b)	Taxation of dividends on ITV Ordinary Shares

(i)	General

To the extent paid out of current or accumulated earnings and profits of the Company as determined for US tax purposes, a distribution made with respect to ITV Ordinary Shares (other than certain distributions of capital stock of the Company or rights to subscribe for ITV Ordinary Shares of the Company) is dividend income of a US Holder on the date it receives such distribution and, subject to the discussion below, taxed at ordinary income tax rates. Dividends paid on ITV Ordinary Shares will not be eligible for the dividend received deduction generally allowed to US corporations in respect of dividends received from other US corporations under the Code.

Dividends paid to a non-corporate US Holder prior to January 1, 2009 that constitute qualified dividend income will be taxable to the US Holder at a maximum rate of 15 per cent. provided that the ITV Ordinary Shares are held by such US Holder for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the US Holder meets other holding period requirements. For the purposes of determining the holding period of ITV Ordinary Shares for dividend purposes, a US Holder’s holding period for the ITV Ordinary Shares will include the period during which such holder held the related Granada Shares or Carlton Shares, as appropriate. Dividends paid by the Company with respect to ITV Ordinary Shares generally will be qualified dividend income.

Any distribution that exceeds the Company’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in the ITV

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Ordinary Shares and thereafter as a capital gain. The Company does not maintain calculations of its earnings and profits for US tax purposes, which may differ from the distributable profits calculated by the Company under English law. Dividends paid in pounds sterling will be included in the income of a US Holder as a dollar amount calculated by reference to the exchange rate in effect on the date of receipt, whether or not converted into US dollars. US Holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pounds sterling received that are not converted into dollars at the exchange rate in effect on the date of distribution.

(ii)	UK-US Income Tax Treaties

The New Treaty generally has effect with respect to dividends paid to US Holders on ITV Ordinary Shares. However, if a US Holder would have been entitled to greater benefits under the prior United Kingdom-United States Income Tax Convention that was entered into force on April 25, 1980 (the “Old Treaty”), the US Holder may elect to continue to apply the Old Treaty in its entirety until 12 months from the date the provisions of the New Treaty otherwise would have effect.

A U.S. Holder that elects application of the Old Treaty and that receives a dividend on the ITV Ordinary Shares generally is entitled to receive a payment from the UK Inland Revenue equal to one-ninth of that dividend (the “Tax Credit Amount”), less UK withholding taxes not to exceed 15 per cent. of the sum of the dividend and the Tax Credit Amount. Consequently, a US Holder will not receive any net payment from the UK Inland Revenue under the Old Treaty.

If the Old Treaty applies, a US Holder that receives a dividend on ITV Ordinary Shares may elect to include the Tax Credit Amount as an additional distribution by filing an election on IRS Form 8833 with the US Holder’s US tax return for the relevant year. If a US Holder makes that election, the US holder will be subject to US tax on the sum of the dividend and the Tax Credit Amount. Subject to certain limitations, the US Holder will be treated as paying UK withholding tax equal to the Tax Credit Amount, which generally will entitle such US Holder to a US tax credit against such US Holder’s US tax liability or, at the US Holder’s election, may be deducted in computing taxable income.

Under the New Treaty, the amount of dividends to be included in a US Holder’s gross income does not include the Tax Credit Amount. The amount of dividends that a US Holder is treated as receiving thus will be the actual amount paid to it. Subject to certain conditions and limitations, any UK tax withheld on a distribution may be deducted from taxable income or credited against the US Holder’s US tax liability. Dividends generally will constitute foreign “passive income” (or, in the case of certain holders, “financial services” income) for US foreign tax credits purposes. The rules relating to the determination of the foreign tax credit are complex. US Holders should consult their own tax advisers regarding the applicability of reduced dividend rates, whether the US Holder is eligible for treaty benefits under the Old Treaty and the New Treaty, and to what extent a US foreign tax credit will be available with respect to dividends paid on the ITV Ordinary Shares.

(c)	Taxation of Capital Gains

Gain or loss realised by a US Holder on the sale or other disposition of ITV Shares will be subject to US tax as capital gain or loss in an amount equal to the difference between the amount realised on the disposition and such US Holder’s adjusted tax basis in the ITV Shares. The excess of net long-term capital gains over net short-term capital losses generally will be taxed at a lower rate than ordinary income for non-corporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. Deduction of capital losses is subject to limitations. Any such capital gain or loss generally will be treated as US source income or loss for purposes of applying the limitations on foreign tax credits that may be claimed by the US Holder.

If a US Holder receives pounds sterling (or another foreign currency) on a redemption, sale or exchange of ITV Shares, such US Holder may recognise ordinary income or loss as a result of currency

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fluctuations between the date of such redemption, sale, or exchange and the date the proceeds are converted into US dollars.

(d)	Passive Foreign Investment Company Considerations

Based on the Company’s current and projected income, assets, and activities, the Company believes that it is not currently a passive foreign investment company (“PFIC”) for US tax purposes nor does the Company expect to become a PFIC in the foreseeable future. However, because the determination of whether the Company is a PFIC is based upon the composition of the Company’s income and assets from time to time, there can be no assurance that the Company will not become a PFIC for any future taxable year. In general, a non-US corporation will be classified as a PFIC if either (a) at least 75 per cent. of its gross income for a taxable year consists of certain specified types of “passive” income or (b) if the average quarterly value of assets held by it during a taxable year that produce or are held for the production of passive income represent at least 50 per cent. of the value of all its assets. For purposes of applying these income and asset tests, the corporation must take into account a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest. US Holders of a PFIC potentially are subject to certain adverse US tax consequences, including taxation of any gain and “excess distributions” as if earned pro rata over the US Holder’s holding period with the amounts allocated to earlier years subject to maximum marginal ordinary income tax rates and an interest charge.

(e)	Conversion of ITV Convertible Shares into ITV Ordinary Shares

If the ITV Convertible Shares are treated as convertible stock, where a US Holder receives ITV Ordinary Shares on conversion of the ITV Convertible Shares distributed pursuant to the Carlton Ordinary Shareholder Scheme, a portion of the ITV Ordinary Shares that such holder receives will be taxable as interest income. The portion treated as interest will have a basis equal to the amount of interest required to be recognised and the holding period of such portion will begin on the day after receipt of such shares.

Although it would be reasonable to treat the ITV Convertible Shares as convertible stock, the U.S. Internal Revenue Service (the “IRS”) may disagree and treat the ITV Convertible Shares as options to receive ITV Ordinary Shares in the future. In this case, a US Holder will not recognise gain or loss on conversion of the ITV Convertible Shares into ITV Ordinary Shares. Because the tax consequences resulting from the right to receive additional ITV Ordinary Shares pursuant to conversion of the ITV Convertible Shares are unclear, a US Holder of ITV Convertible Shares should consult his tax adviser regarding the tax treatment of the ITV Convertible Shares in his particular circumstances.

(f)	Information Reporting and Backup Withholding

Under current US tax law, information reporting requirements may apply to dividend payments on the ITV Ordinary Shares and proceeds from the sale, exchange, or redemption of ITV Shares or Granada Redeemable Shares by a non-corporate US Holder. In addition, a backup withholding tax generally will apply to a non-corporate US Holder who:

(i)	fails to furnish a taxpayer identification number (“TIN”), which, for an individual, is a social security number;

(ii)	furnishes an incorrect TIN;

(iii)	is notified by the IRS as being subject to backup withholding for failure to report interest or dividend payments; or

(iv)	under certain circumstances fails to certify, under penalties of perjury, that such person has furnished a correct TIN.

A US Holder should consult its tax adviser regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The rate for backup withholding is 28 per cent. until 2011, when the rate will rise to 31 per cent. unless the statutory rate is amended by Congress.

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Any amounts withheld from a payment in respect of ITV Shares under the backup withholding rules will be allowed as a credit against the US Holder’s US tax liability and may entitle the US Holder to a refund, provided that a US tax return is filed and the required documentation is furnished to the IRS in a timely manner.

The US tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of a holder. A holder should consult its tax adviser with respect to the tax consequences to it of the beneficial ownership and disposition of the ITV Shares, including the tax consequences under federal, state, local, non-US, and other tax laws and the possible effects of changes in federal or other tax laws.

(g)	UK stamp duty/SDRT

US holders are referred to paragraph 18.3 of Part 8 which sets out the UK stamp duty and SDRT consequences of transferring ITV Shares which may be applicable to such holders.

3.	US SECURITIES LAWS

3.1	Absence of registration under the US Securities Act

The ITV Shares to be issued in connection with the Merger will be issued without compliance with the registration requirements of the US Securities Act or the securities laws of any state or other jurisdiction of the United States in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10). The Granada Redeemable Shares are not required to be so registered.

For the purpose of qualifying for an exemption under Section 3(a)(10) from the registration requirements of the US Securities Act with respect to the ITV Shares, Carlton and Granada will advise the Court that its sanctioning of its respective Scheme will be relied upon by Carlton and ITV plc (or Granada and ITV plc, as the case may be) as an approval of such Scheme following a hearing on its fairness to Carlton Ordinary Shareholders or Granada Ordinary Shareholders, as the case may be, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of such Scheme and with respect to which notification has been given to all such holders.

3.2	Certain US transfer restrictions

Carlton Ordinary Shareholders and Granada Ordinary Shareholders who are or will be “affiliates” (as such term is defined in Rule 144 under the US Securities Act) of either Carlton or Granada prior to the Effective Date, or of ITV plc after the Effective Date, will be subject to certain US transfer restrictions relating to ITV Shares received in the Scheme. Under US securities laws, a holder of Carlton Ordinary Shares or Granada Ordinary Shareholders who is deemed to be an affiliate of either Carlton or Granada before completion of the Scheme, or of ITV plc after completion of the Scheme, may not resell ITV Shares received pursuant to the Scheme without registration under the US Securities Act, except pursuant to (i) the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or (ii) another applicable exemption from the registration requirements of the US Securities Act or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. The Carlton Directors and the Granada Directors are for those purposes affiliates of Carlton and Granada, respectively, prior to the Effective Date, and the Carlton Directors and the Granada Directors may become affiliates of ITV plc after the Effective Date, and may not sell or otherwise dispose of any ITV Shares, except as set out above.

3.3	Information available in the United States

Carlton is subject to the information requirements of the US Exchange Act applicable to foreign private issuers having securities registered under Section 12 thereof and in accordance therewith files reports and other information with the SEC. The reports and other information filed by Carlton with the SEC can be inspected and copied at the SEC’s public reference facilities located at Room 1024, Judiciary

199

Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 (within the United States) or +1-202-942-8090 (outside the United States) for further information on the operation of the Public Reference Section of the SEC. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after November 4, 2002, at the website maintained by the SEC at www.sec.gov.

3.4	NASDAQ listing and Carlton ADR program

On the Effective Date, the listing of the Carlton ADSs on NASDAQ will be cancelled. The last day of dealings in Carlton ADSs on NASDAQ will be the business day before the Effective Date. It is not anticipated that a new American Depositary Receipt program will be established by ITV plc following the Merger.

Holders of Carlton ADRs should refer to Part Nine of the Scheme Document for additional information relevant to such holders.

3.5	US Exchange Act registration

Upon completion of the Merger, ITV plc will be subject to the reporting requirements of the US Exchange Act and will file reports and other information with the SEC as a successor registrant to Carlton in accordance with Rule 12g-3 of the US Exchange Act. The reporting status of ITV plc under the US Exchange Act will be kept under review. It is expected that Carlton will cease to be subject to the reporting requirements of the US Exchange Act and will cease to file reports and other information with the SEC upon completion of the Merger.

4.	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GAAP

The Company’s combined financial information set out in Part 5 of this document has been prepared under UK generally accepted accounting principles (“UK GAAP”) which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). ITV plc has not prepared financial statements in accordance with US GAAP or prepared a reconciliation of its financial statements to US GAAP and accordingly, cannot offer any assurance that the differences described below would, in fact, be the accounting principles creating the greatest differences between its financial statements had they been prepared under US GAAP. In addition, ITV plc cannot estimate the net effect that applying US GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information in this document. However, the effect of such differences may be material, and it may be that total shareholders’ equity and net income prepared on the basis of US GAAP would be materially different due to these differences. The following are descriptions of certain significant differences and may not include all differences that exist between UK and US GAAP.

The following paragraphs summarise certain significant differences in measurement principles between UK GAAP and US GAAP as at 8 December 2003. The organisations that promulgate UK and US GAAP have on-going projects that could have a significant impact on comparisons such as this in the future. This description is not intended to provide a comprehensive listing of all such differences specifically related to the industries in which ITV plc operates. US GAAP is generally more restrictive and comprehensive than UK GAAP regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto. Potential investors should consult their own professional advisers for an understanding of the differences between US and UK GAAP and how those differences might have affected the financial statements contained herein.

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Acquired film libraries

Under UK GAAP the Company writes off acquired film and programme libraries over a period of 20 years on a reducing balance basis. Under US GAAP, Statement of Position 00-2 “Accounting by Producers or Distributors of Films”, the maximum amortisation period permitted is 20 years on a straight line basis.

Programme costs

Under UK GAAP the Company writes off programme costs and rights in full on first transmission except certain film rights which are written off over a number of transmissions. Contractual commitments in relation to acquired programming rights which are not yet available for transmission are included within stock.

Under US GAAP (FAS63 Financial Reporting by Broadcaster) an asset should only be recognised when the programme is available for its first showing or telecast. The capitalised costs are then amortised based on the estimated future showings. If the first showing is more valuable than subsequent showings then an accelerated method of amortisation should be used.

Goodwill and purchase accounting

Under UK GAAP, purchased goodwill arising in respect of acquisitions before 26 September 1998, when UK Financial Reporting Standard No. 10 was adopted, was written off to reserves in the year of acquisition in accordance with accounting standards in effect at that date. A charge would be recognised in respect of any permanent diminution in the value of goodwill previously written off directly to reserves. Purchased goodwill arising from acquisitions on or after 23 September 1998 has been capitalised as an intangible fixed asset and amortised over its useful economic life up to a maximum of 20 years. Where in the opinion of the Board the goodwill has an infinite economic life, as is the case with digital goodwill, the presumption of a maximum life of 20 years is rebutted and the goodwill is not amortised but is subject to an annual impairment review.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets (FAS 142), goodwill arising from a business combination was amortised on a straight-line basis over the expected periods to be benefited. After 1 October 2002, FAS142, specifies that goodwill is not amortised, but instead tested for impairment at least annually. The impairment test follows a specified methodology that is applied at the reporting unit level.

Under US GAAP certain intangibles that are subsumed into goodwill under UK GAAP are required to be separately identified and accounted for. Intangible assets with finite useful lives are amortised over their respective estimated useful lives to their estimated residual values.

Under UK GAAP the gain or loss on disposal is calculated after taking into account goodwill previously written off to reserves for acquisitions prior to 26 September 1998. For acquisitions on or after 27 September 1998 the profit and loss on disposal under both UK GAAP and US GAAP is calculated after taking into account the net carrying value of goodwill and intangible assets, although the amount of goodwill included in the profit or loss on disposal may differ under US GAAP from the amount under UK GAAP.

Joint ventures and associates

Under UK GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under UK GAAP, joint ventures are accounted for using the gross equity method, which separately reports the investor’s share of the turnover and other profit and loss account items of the joint venture.

Under US GAAP, prior to the implementation of Financial Accounting Standard Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (FIN 46), the percentage of shares held was the primary basis on whether an investment was categorized as a subsidiary.

Under FIN 46, an investor must also follow specific steps to assess whether it is the primary beneficiary for an entity, similar to assessing control, in which case the entity should be consolidated as a subsidiary.

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Under US GAAP joint ventures and associates are accounted for under the equity method if the investor has the ability to exercise significant influence, which is presumed to exist if the investor holds 20 per cent. or more of the voting stock. Under the equity method, the results of associates and joint ventures are included in the profit and loss account as a single line item.

Investments in equity securities

Under UK GAAP, fixed asset investments in marketable securities are recorded at historical cost less provision for impairments in value. A loss resulting from a decline in fair value that is judged to be other than temporary is recorded in the profit and loss account. A current asset investment is recorded at the lower of cost and net realisable value with any adjustment to reduce the carrying value in the period being recorded in the profit and loss account.

Under US GAAP, SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities specifies that such investments should be classified as either available-for-sale or trading based upon its intentions. Unrealised holding gains and losses for trading securities are included in earnings. Unrealised gains or losses for available-for-sale securities are excluded from earnings and reported as a separate component of shareholders’equity unless the decline in fair value is judged to be other than temporary, in which case the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings.

Derivative financial instruments

Under UK GAAP, derivative instruments are recorded at appropriate cost amounts, with fair values shown as a disclosure item. Profits and losses from hedging activities are matched with the underlying cash flows and profits being hedged. Forward exchange contracts are carried on the balance sheet at the difference between the amounts of the payable and receivable currency revalued at the closing exchange rate.

Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recognised on the balance sheet at their fair value, regardless of whether they are considered hedges. The accounting for subsequent changes in the fair value of a derivative (that is, gains and losses) depends on the intended use:
•	if a derivative is designated as either a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (“fair value hedge”), gains or losses are recorded in earnings together with the gain or loss on the hedged asset or liability.
•	if the derivative is designated as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognised asset or liability (“cash flow hedge”), any gain or loss is included as a component of other comprehensive income and recycled to earnings when the forecasted transaction affects earnings;
•	if a derivative is designated as a hedge of a net investment in a foreign operation, any gain or loss is included as a component of other comprehensive income, together with the associated gain or loss on the hedged item; and
•	changes in the fair values of derivatives that do not qualify as a hedge, together with the ineffective portion of any hedges, are reported in current period earnings.

Under UK GAAP, derivative financial instruments embedded within host contracts are not recorded separately. To the extent that these instruments are considered hedges, their underlying value is not recorded in the financial statements. Under US GAAP derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value. The movement between the fair value of these embedded instruments at the date of issue of the instrument and the year end is charged against net income.

Under UK GAAP, the Company defers gains resulting from the termination of interest rate swaps and recognise them in earnings over the term of the outstanding debt. Under US GAAP, the interest rate swaps

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do not qualify as hedging instruments under FAS133, therefore, the gains are recognised in earnings in the period that they occur.

Share option schemes

Under US GAAP, Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, specifies that compensation expense in respect of fixed awards is recorded on the date of grant, and charged to income over the vesting period, only if the current market price of the underlying stock exceeds the exercise price. If the option plan contains terms which result in the option plan being accounted for as variable, compensation expense is recorded for increases in the market value of the underlying ordinary shares over the stated exercise price of the share option. Such terms include performance related criteria which result in adjustments to the number of shares under option or the option exercise price.

Under UK GAAP, share options are recorded upon exercise as an increase in the Company’s share capital and share premium accounts for the amount of the proceeds received regardless of performance and related criteria contained in the plan.

Under US GAAP, SFAS No. 123, Accounting for Stock-Based Compensation (FAS123), establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by FAS123, the Company may elect to continue to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of FAS123 which include pro forma results of operations as if the provisions of FAS123 were adopted.

Under UK GAAP, share based compensation is expensed based on the purchase price of the shares at the date of acquisition of that stock. Any shares purchased by the company to satisfy such compensation are held within investments until such time as they are issued.

Accounting for impairment of tangible fixed assets

Under UK GAAP, periodic tests are performed on tangible fixed assets. The method to be used for recognition and measurement of recoverable amounts is not prescribed.

Under US GAAP, a company evaluates the carrying value of long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS144). Long-lived assets and purchased intangibles subject to amortisation and held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparision of the carrying amount of an asset or group of assets to estimated undiscounted future cash flows expected to be generated by the asset (or group). If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds its fair value.

Revaluation of fixed assets

Under UK GAAP, fixed assets may be revalued. Gains arising on the revaluation are recognised directly in reserves. Losses on revaluation offset any previously recorded gains on revaluation and any excess losses over this offset are charged to the profit and loss account. Under US GAAP, revaluation would not be permitted, except to reflect impairment charges as described above.

Lease provision

Under UK GAAP, onerous lease provisions can be made for an amount equal to the present obligation under the contract if the property has ceased to be used.

Onerous lease provisions can only be made under US GAAP if the property has ceased to be used and is available to be marketed where the market value is lower than the value of the Company’s lease obligation. In instances where these criteria are met, a provision is made for the extent of the difference between the market value and the Company’s lease obligation.

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Dividends

Under UK GAAP, dividends declared after the period end are recorded in the period to which they relate. Under US GAAP, dividends are recorded in the period in which they are declared.

Pension

Under UK GAAP pension costs for defined benefit schemes are currently determined in accordance with SSAP24, Accounting for Pension Costs. Additional disclosure is also required under the transitional rules of FRS17, Retirement Benefits. SSAP24 does not make an explicit distinction between the valuations of scheme assets and liabilities. It does not mandate a particular actuarial method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised.

Under US GAAP, SFAS No. 87, Employers’ Accounting for Pensions, requires that pension plan assets are valued by reference to their fair or market related values.

Under UK GAAP, calculations may be based on the results of the latest actuarial valuation. SFAS No. 87, requires measurement of plan assets and obligations to be made as at the date of the financial statements or a date of not more than three months prior to that date.

Furthermore, under US GAAP, a minimum pension liability is recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligation. A minimum pension liability is not required to be recognised under current UK GAAP requirements.

Classification differences between UK and US GAAP

Statement of cash flows

Under UK GAAP, cash flows are prepared for operating activities, returns on investment and servicing of finance, taxation paid, capital expenditure, acquisitions, dividends paid and financing activities. Under UK GAAP, cash includes cash in hand and cash on deposit, net of bank overdrafts.

Under US GAAP, cash flows are reported as operating, investing and financing activities. Cash flows from taxation and returns on investment and servicing of finance would be included as operating activities. The payment of dividends would be included under financing activities. Cash and cash equivalents includes cash and short-term investments with original maturities of three months or less.

Exceptional items

Under UK GAAP, exceptional items are those material items which derive from events or transations outside the ordinary activities of the entity. There is no concept of “exceptional items” under US GAAP. Under US GAAP, events and transactions that are distinguishable by both their unusual nature and their infrequency of occurrence are classified as extraordinary items. However few items classified as exceptional under UK GAAP would meet this definition and in practice extraordinary items are rare. Operating items that do not meet these criteria, would be included within operating profit under US GAAP although they may be separately disclosed.

Own shares

Under UK GAAP, own shares are recorded as an asset included in investments in the balance sheet. Under US GAAP, own shares are recorded as a deduction from stockholders’ equity.

Current assets

Current assets under UK GAAP include amounts which fall due after more than one year - although these are separately disclosed where material. Under US GAAP, such assets would be reclassified as non-current assets.

8 December 2003

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PART 12 - DEFINITIONS

“Act”	the Companies Act 1985, as amended

“Admission”	the admission of the ITV Shares to the Official List becoming effective in accordance with the Listing Rules

“Board”	the board of directors of ITV plc

“Box Clever”	Box Clever Technology Limited, a company in which Granada has a 50 per cent. shareholding

“Broadcasting Act”	the Broadcasting Act 1990, as amended

“Business Day”	a day on which the London Stock Exchange is open for the transaction of business

“Capita Registrars”	is a trading name of Capita IRG Plc

“Carlton”	Carlton Communications Plc, incorporated in England and Wales with registered number 00348312

“Carlton A Ordinary Shares”	the A ordinary shares of 5 pence each in the capital of Carlton having the rights and being subject to the restrictions specified in the draft article 3B to be adopted pursuant to resolution 1(B)(i) in the notice of Carlton EGM set out at pages 84 to 87 of the Scheme Document

“Carlton ADR Depository Agreement”	the deposit agreement dated as of 5 February 1987, as amended by Amendment No. 1 dated as of 1 June 1989, as amended and restated as of 15 July 1991, and as further amended by Amendment No. 2 dated as of 20 February 1996, entered into between Carlton, the Carlton ADR Depository and the holders of the Carlton ADRs issued thereunder

“Carlton ADR Depository”	the depository under the Carlton Deposit Agreement, which is currently JP Morgan Chase Bank, 4 New York Plaza, 13th Floor, New York NY 10004, United States

“Carlton ADRs”	American depository receipts evidencing Carlton ADSs

“Carlton ADSs”	American depository shares issued pursuant to the Carlton ADR Depository Agreement, each representing five Carlton Ordinary Shares

“Carlton Directors”	the persons whose names are set out in paragraph 1 of Part 10 of this document or, where the context so requires, the directors of Carlton from time to time

“Carlton EGM”	the extraordinary general meeting of Carlton convened by the notice set out on pages 84 to 87 of the Scheme Document, including any adjournment thereof

“Carlton Group”	Carlton and its subsidiary and associated undertakings

“Carlton Ordinary Shareholder Court Meeting”	the meeting of the Carlton Ordinary Shareholders convened by order of the Court pursuant to section 425 of the Act notice of which is set out on page 82 of the Scheme Document

“Carlton Ordinary Shareholders”	the holders of Carlton Ordinary Shares (other than ITV plc)

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“Carlton Ordinary Shares”	the ordinary shares of 5 pence each in the capital of Carlton

“Carlton Ordinary Shareholder Scheme”	the proposed scheme of arrangement under section 425 of the Act between Carlton and the holders of the Carlton Ordinary Shareholder Scheme Shares, as set out in Part 4 of the Scheme Document with or subject to any modification, addition or condition approved or imposed by the Court

“Carlton Ordinary Shareholder Scheme Shares”	the Carlton Ordinary Shares the subject of the Carlton Ordinary Shareholder Scheme, as defined in the Carlton Ordinary Shareholder Scheme

“Carlton Preference Scheme Shares”	the Carlton Preference Shares in issue at the date of this document

“Carlton Preference Shareholder Court Meeting”	the meeting of the Carlton Preference Shareholders convened by order of the Court pursuant to section 425 of the Act, notice of which is set out on page 83 of the Scheme Document

“Carlton Preference Shareholder Scheme”	the proposed scheme of arrangement under section 425 of the Act between Carlton and holders of the Carlton Preference Scheme Shares as set out in Part 5 of the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court

“Carlton Preference Shareholders”	the holders of Carlton Preference Shares

“Carlton Preference Shares”	the 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each in the capital of Carlton

“Carlton Shareholders”	holders of Carlton Shares

“Carlton Shares”	Carlton Ordinary Shares and Carlton Preference Shares

“Carlton Share Schemes”	the Carlton 1983 Share Option Scheme (“1983 ESOS”), the Carlton 1987 US Plan (”1987 US”), the Carlton 1999 Executive Share Option Scheme (“1999 ESOS”), the Carlton Deferred Annual Bonus Share Plan (“DABS”), the Carlton Long-Term Incentive Share Plan (“LTIS”), the Carlton Sharesave Scheme (“SAYE”) and the Carlton Equity Participation Plan (“EPP”)

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST)

“City Code”	The City Code on Takeovers and Mergers

“Communications Act”	the Communications Act 2003

“Company” or “ITV plc”	ITV plc, incorporated in England and Wales with registered number 4967001

“Contract Rights Renewal” or “CRR”	the mechanism in the undertakings dated 14 November 2003 given by Carlton and Granada to the Secretary of State for Trade and Industry pursuant to section 88(2) of the Fair Trading Act 1973, whereby advertisers or media buyers may renew their contracts for the purchase of airtime on ITV1 on the same terms, subject to an adjustment to their share of broadcast commitment(s), as described in Part 6 of this document

“Court”	the High Court of Justice in England and Wales

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“Court Meeting”	the Granada Court Meeting, the Carlton Ordinary Shareholder Court Meeting and/or the Carlton Preference Shareholder Court Meeting, as the context requires

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

“CRESTCo”	CRESTCo Limited

“Effective Date”	in relation to each of the Schemes, the date on which the relevant Scheme becomes effective in accordance with its terms

“EGMs”	the Carlton EGM and the Granada EGM

“Granada”	Granada plc, incorporated in England and Wales with registered number 3962410

“Granada Court Meeting”	the meeting of the holders of the Granada Shares convened by order of the Court under section 425 of the Act, notice of which is set out on page 88 of the Scheme Document

“Granada Directors”	the persons whose names are set out in paragraph 1 of Part 9 of this document or, where the context so requires, the directors of Granada from time to time

“Granada EGM”	the extraordinary general meeting of Granada convened by the notice set out on pages 89 to 92 of the Scheme Document, including any adjournment thereof

“Granada Group”	Granada and its subsidiary and associated undertakings

“Granada Media”	Granada Media plc, incorporated in England and Wales with registered number 3106798

“Granada Redeemable Shares”	the redeemable shares of £1 each in the capital of Granada to be issued to Granada Shareholders whose names appear on the register of members of Granada on 28 January 2004

“Granada Scheme”	the proposed scheme of arrangement under section 425 of the Act between Granada and holders of the Granada Scheme Shares as set out in Part 6 of the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court

“Granada Scheme Shares”	the Granada Shares the subject of the Granada Scheme, as defined in the Granada Scheme

“Granada Shareholders”	holders of Granada Shares

“Granada Shares”	the ordinary shares of 10p each in the capital of Granada

“Granada Share Schemes”	(which comprise the schemes of Granada Media and Granada) the Granada Approved Executive Share Option Scheme (“Granada ESOS”), the Granada Unapproved Share Option Scheme, the Granada Savings-Related Share Option Scheme (“Granada SAYE”), the Granada Deferred Share Award Plan, the Granada Commitment Scheme, the Granada Media Approved Executive Share Option Scheme (“Granada Media ESOS”), the Granada Media Unapproved Executive Share Option Scheme, the Granada Media Savings-Related Share Option Scheme (“Granada Media

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SAYE”), the Granada Media Deferred Share Award Plan, the Granada Media Contractors Share Option Scheme (“Granada Media Contractors Scheme”), the Granada Media Commitment Scheme (“Granada Media Commitment Plan”)

“Hearing”	the hearing by the Court of the petition to sanction the Granada Scheme, the Carlton Ordinary Shareholder Scheme and/or the Preference Shareholder Scheme, as the context requires

“Hearing Date”	the date of the relevant Hearing

“holder”	a registered holder and includes any person(s) entitled by transmission

“Introduction”	the introduction of the ITV Shares to the Official List

“ITC”	Independent Television Commission (or, where relevant, any successor thereto including, without limitation, OFCOM)

“ITN”	Independent Television News Limited

“ITV Convertible Shareholders”	holders of ITV Convertible Shares

“ITV Convertible Shares”	the convertible shares of 10p each in the capital of ITV plc, a summary of the rights of which is set out in Part 7 of this document

“ITV Directors”	the persons whose names are set out in paragraph 2.1 of Part 8 of this document or, where the context so requires, the directors of ITV plc from time to time

“ITV Group”	ITV plc and its subsidiary and associated undertakings

“ITV Network”	ITV Network Limited, a company limited by guarantee of which each of the 15 regional Channel 3 licensees is a member and which operates the ITV Network Centre

“ITV Network Centre”	the central facility, owned and operated by ITV Network, which produces the national schedule for ITV1 and commissions programmes centrally on behalf of the regional Channel 3 licensees

“ITV Network Council”	the board of directors of ITV Network

“ITV Networking Arrangements”	the arrangements between the regional Channel 3 licensees and ITV Network Limited governing the operation and conduct of the ITV Network Centre

“ITV Ordinary Shareholders”	holders of ITV Ordinary Shares

“ITV Ordinary Shares”	ordinary shares of 10p each in the capital of ITV plc

“ITV plc”	ITV plc, incorporated in England and Wales with registered number 4967001

“ITV Shares”	the ITV Ordinary Shares and the ITV Convertible Shares

“ITV Share Schemes”	the ITV Share Incentive Plan, the ITV Savings Related Share Option Scheme, the ITV Approved Executive Share Option Scheme, the ITV Unapproved Executive Share Option Scheme, the ITV Commitment Scheme and the ITV Deferred Share Award Plan

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“Lazard”	Lazard & Co., Limited

“Listing Particulars”	this document comprising listing particulars relating to ITV plc for the purpose of the admission to the Official List of the ITV Ordinary Shares and the ITV Convertible Shares

“Listing Rules”	the listing rules made by the UK Listing Authority

“London Stock Exchange”	London Stock Exchange plc

“Merged Group”	the new group created pursuant to the combination of the Granada Group and the Carlton Group pursuant to the Ordinary Shareholder Schemes and, where the context so requires, ITV plc as the holding company of such new group

“Merger”	the proposed merger of Granada and Carlton to be effected by the Ordinary Shareholder Schemes, as described in the Scheme Document

“Merger Agreement”	the agreement entered into on 16 October 2002 between Granada and Carlton setting out the terms of the Merger

“NASDAQ”	the NASDAQ stock market operated by The Nasdaq Stock Market, Inc.

“Ofcom”	the Office of Communications

“OFT”	Office of Fair Trading

“Official List”	the list maintained by the UK Listing Authority

“Order”	the order of the court sanctioning the Granada Scheme, the Carlton Ordinary Shareholder Scheme and/or the Carlton Preference Shareholder Scheme (as the context requires) and confirming the reduction of capital involved therein

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect

“Ordinary Shareholder Schemes”	the Carlton Ordinary Shareholder Scheme and the Granada Scheme

“Ordinary Shareholder Scheme Shares”	the Carlton Ordinary Shareholder Scheme Shares and the Granada Scheme Shares

“Panel”	The Panel on Takeovers and Mergers

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Resolutions”	the resolutions to be proposed at the Granada EGM or the Carlton EGM (as the context requires) in the form set out in the notices of the EGMs contained in the Scheme Document

“Schemes” or “Schemes of Arrangement”	the Granada Scheme, the Carlton Ordinary Shareholder Scheme and the Carlton Preference Shareholder Scheme

“Scheme Document”	the circular dated 8 December 2003 addressed to Carlton Shareholders and Granada Shareholders containing the Schemes and an explanatory statement in compliance with section 426 of the Act

“Scheme Record Time”	6.00 p.m. on the Business Day prior to the Effective Date

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“SEC”	the US Securities and Exchange Commission

“Secretary of State”	the Secretary of State for Trade and Industry

“Share Schemes”	the Carlton Share Schemes and the Granada Share Schemes

“subsidiary”	has the meaning given in section 736 of the Act

“subsidiary undertaking”	has the meaning given in section 258 of the Act

“Standards”	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List

“Thomson”	Thomson SA

“UBS”	or “UBS Investment Bank” UBS Limited

“UK”	or “United Kingdom” the United Kingdom of Great Britain and Northern Ireland

“UK GAAP”	generally accepted accounting principles in the United Kingdom

“UK Listing Authority”	the Financial Services Authority as the competent authority for listing in the United Kingdom

“uncertificated“or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended and rules and regulations promulgated thereunder

“US GAAP”	generally accepted accounting principles in the United States

“US Securities Act”	the US Securities Act of 1933, as amended, and rules and regulations promulgated thereunder

“Voting Record Time”	6.00 p.m. on the day which is two days before the relevant Court Meeting or, if such Court Meeting is adjourned, 48 hours before the time fixed for any such adjournment

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Carlton Shares or Granada Shares, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document should be read in conjunction with the accompanying Listing Particulars relating to ITV plc, which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

UBS is acting for Carlton in connection with the Merger and for no one else and will not be responsible to anyone other than Carlton for providing the protections afforded to clients of UBS nor for providing advice in relation to the Merger.

Lazard is acting for Granada in connection with the Merger and for no one else and will not be responsible to anyone other than Granada for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Merger.

Proposed Merger of

Carlton Communications Plc
and
Granada plc
and the establishment of
ITV plc

by means of schemes of arrangement of
Carlton and Granada
under section 425 of the Companies Act 1985

and offer to Carlton Preference Shareholders by means of a scheme of arrangement under section 425 of the Companies Act 1985

Notices of the Carlton Court Meetings and an extraordinary general meeting of Carlton Communications Plc, each of which will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004, are set out on pages 82 to 87 of this document. The Carlton Ordinary Shareholder Court Meeting will start at 10.00 a.m. on that date, the Carlton Preference Shareholder Court Meeting will start at 10.10 a.m. on that date, or as soon thereafter as the Carlton Ordinary Shareholder Court Meeting is concluded or adjourned, and the Carlton EGM at 10.20 a.m. on that date or as soon thereafter as the Carlton Preference Shareholder Court Meeting is concluded or adjourned.

Notices of the Granada Court Meeting and an extraordinary general meeting of Granada plc, each of which will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004, are set out on pages 88 to 92 of this document. The Granada Court Meeting will start at 3.00 p.m. on that date and the Granada EGM will start at 3.10 p.m. on that date or as soon thereafter as the Granada Court Meeting is concluded or adjourned.

Carlton Ordinary Shareholders are asked to complete and return the enclosed yellow-cornered and white forms of proxy and Carlton Preference Shareholders are asked to complete and return the enclosed blue-cornered form of proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Carlton’s registrars, Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB, not less than 48 hours before the relevant meeting. If forms of proxy for the Carlton Court Meetings (but not for the Carlton EGM) are not lodged by the relevant time, they may be handed to the Chairman of the Carlton Court Meeting at the relevant Carlton Court Meeting. The action to be taken by Carlton Shareholders is further described on pages 12 and 27 of this document.

Granada Shareholders are asked to complete and return the enclosed pink and green forms of proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Granada’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the relevant meeting. If forms of proxy for the Granada Court Meeting (but not for the Granada EGM) are not lodged by the relevant time, they may be handed to the Chairman of the Granada Court Meeting at the Granada Court Meeting. The action to be taken by Granada Shareholders is further described on pages 13 and 28 of this document.

Holders of Carlton ADRs should refer to Part Nine of this document which contains important information relevant to such holders.

The ITV Ordinary Shares and the ITV Convertible Shares to be issued in connection with the Merger and the Granada Redeemable Shares have not been, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any state securities commission has approved or disapproved of the ITV Ordinary Shares, the ITV Convertible Shares and the Granada Redeemable Shares or passed upon the accuracy or adequacy of this document, the Listing Particulars or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

DISCLOSURE NOTICE: The information contained in this document is as of 8 December 2003. Nothing in this document should be construed as a profit forecast or be interpreted to mean that the earnings per share of the Merged Group will necessarily be greater than the historical earnings per share of Granada and Carlton. Neither Carlton nor Granada assume any obligation to update any forward-looking statements contained in this document as a result of new information for future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Granada and Carlton are providing the following cautionary statement. This document contains certain statements that are or may be forward-looking with respect to the benefits of the Merger to viewers, advertisers and the shareholders of Granada, Carlton and the Merged Group, and with respect to the strategy, revenues, dividends, board composition, cost savings and other synergies, cash costs, the financial condition, results of operations and businesses of Granada, Carlton and/or the Merged Group and certain of their plans and objectives, as well as regulatory developments. In particular, among other statements, certain statements in Part One under the headings “Reasons for and benefits of the Merger”, “Strategy”, “Synergies and cost savings”, “ITV plc board and management”, “ITV plc business description”, “Regulatory matters”, “Current trading and prospects” and “Financial reporting and dividend policy” are or may be forward-looking in nature. By their nature, forward- looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in this document as well as (i) the ability of Granada and Carlton to integrate their businesses, achieve cost savings and realise other synergies, (ii) the restrictive impact of the behavioural undertakings entered into in connection with the Merger on the business of the Merged Group, in particular its ability to maintain and/or grow its share of broadcast, (iii) the level of UK advertising expenditure which, in turn, is influenced by the condition of the UK and global economies, (iv) adverse changes in tax laws and regulations, (v) the risks associated with the introduction of new products and services, (vi) the competition for UK television airtime, including, without any limitation, pricing, product, programme initiatives of competitors and increased competition of programmes such as major sporting events, (vii) changes in technology or consumer demand, (viii) reliance on third party technology, (ix) the termination or delay of key contracts, (x) the ability of the Merged Group to successfully establish and protect its intellectual property, (xi) risks relating to treasury activities, (xii) exposure to the Merged Group’s investments in companies not controlled by the Merged Group and (xiii) fluctuations in exchange rates. A further description of these and other risks, uncertainties and other matters can be found in Item 3.B, “Key Information - Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended 30 September 2002, filed with the SEC (Commission file number: 001-12370).

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under N.H. Rev. stat. ann. chapter 421-b with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under N.H. Rev. stat. ann. 421-b is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any investor, customer, or client any representation inconsistent with the provisions of this paragraph.

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Latest time for lodging forms
of proxy for the:
  Carlton Ordinary Shareholder
  Court Meeting                                 10.00 a.m. on 11 January 2004(1)
  Carlton Preference Shareholder
  Court Meeting                                 10.10 a.m. on 11 January 2004(1)
  Carlton EGM                                   10.20 a.m. on 11 January 2004(2)
  Granada Court Meeting                          3.00 p.m. on 11 January 2004(1)
  Granada EGM                                    3.10 p.m. on 11 January 2004(3)
Voting Record Time                                  6.00 p.m. on 11 January 2004

Carlton Ordinary Shareholder
Court Meeting                                      10.00 a.m. on 13 January 2004

Carlton Preference Shareholder
Court Meeting                                   10.10 a.m. on 13 January 2004(4)

Carlton EGM                                     10.20 a.m. on 13 January 2004(5)

Granada Court Meeting                               3.00 p.m. on 13 January 2004

Granada EGM                                      3.10 p.m. on 13 January 2004(6)

Record date for issue of Granada
Redeemable Shares                                             28 January 2004(7)

Court hearings of petitions to sanction
the Schemes and confirm the reductions
of capital                                                       30 January 2004

Last day of dealings in Carlton Shares,
Granada Shares and Carlton ADSs                               30 January 2004(7)

Scheme Record Time                               6.00 p.m. on 30 January 2004(7)

Effective Date of the Schemes and
commencement of dealings on the
London Stock Exchange in ITV Shares                           2 February 2004(7)

Crediting of ITV Shares to CREST accounts                     2 February 2004(7)

Despatch of share certificates in respect
of ITV Shares and cheques in respect of
fractional entitlements of Carlton
Ordinary Shareholders                                     by 16 February 2004(7)

Payment of consideration via CREST or
despatch of cheques to Carlton Preference
Shareholders                                              by 16 February 2004(7)

Intended redemption of Granada
Redeemable Shares                                         by 28 February 2004(7)

All references in this document to times are to UK time unless otherwise stated.

(1)	It is requested that forms of proxy for the Court Meetings be lodged at least 48 hours prior to the time appointed for the relevant Court Meeting. Forms of proxy not so lodged may be handed to the Chairman of the Court Meeting at the relevant Court Meeting.
(2)	White forms of proxy for the Carlton EGM must be lodged at least 48 hours prior to the time appointed for the Carlton EGM.
(3)	Green forms of proxy for the Granada EGM must be lodged at least 48 hours prior to the time appointed for the Granada EGM.
(4)	Or as soon thereafter as the Carlton Ordinary Shareholder Court Meeting shall have concluded or been adjourned.
(5)	Or as soon thereafter as the Carlton Preference Shareholder Court Meeting shall have concluded or been adjourned.
(6)	Or as soon thereafter as the Granada Court Meeting shall have concluded or been adjourned.
(7)	These dates are indicative only and will depend on, among other things, the date upon which the Court sanctions the Schemes.

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TABLE OF CONTENTS

                                                                            Page
PART ONE:    LETTER FROM THE CHAIRMEN OF CARLTON AND GRANADA                   5
             1.  Introduction                                                  5
             2.  Summary of Merger terms                                       5
             3.  Reasons for and benefits of the Merger                        6
             4.  Strategy                                                      7
             5.  Synergies and cost savings                                    8
             6.  ITV plc board and management                                  9
             7.  ITV plc business description                                  9
             8.  Regulatory matters                                           10
             9.  Current trading and prospects                                10
             10. Financial reporting and dividend policy                      10
             11. Employees and employee share schemes                         11
             12. Action to be taken                                           12
             13. Overseas shareholders and holders of Carlton ADRs            14
             14. Recommendations                                              14
PART TWO:    EXPLANATORY STATEMENT                                            15
             1.  Introduction                                                 15
             2.  Summary of the terms of the Merger and the Scheme            16
             3.  Shareholder Meetings                                         20
             4.  The Carlton Directors and Granada Directors
                 and the effect of the Scheme on their interests              22
             5.  Listings, dealings and settlement                            22
             6.  United Kingdom taxation                                      24
             7.  Share Schemes                                                26
             8.  Financial effects                                            26
             9.  Overseas holders and holders of Carlton ADRs                 27
             10. Actions to be taken                                          27
             11. Further information                                          29
PART THREE:  CONDITIONS TO THE SCHEMES AND TO THE MERGER                      30
PART FOUR:   THE CARLTON ORDINARY SHAREHOLDER SCHEME OF
             ARRANGEMENT                                                      35
PART FIVE:   THE CARLTON PREFERENCE SHAREHOLDER SCHEME OF
             ARRANGEMENT                                                      41
PART SIX:    THE GRANADA SCHEME OF ARRANGEMENT                                44
PART SEVEN:  SUMMARY OF THE TERMS OF THE ITV CONVERTIBLE SHARES               49
PART EIGHT:  SUMMARY OF THE TERMS OF THE GRANADA
             REDEEMABLE SHARES                                                52
PART NINE:   ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS
             AND HOLDERS OF CARLTON ADRs                                      54
PART TEN:    ADDITIONAL INFORMATION ON CARLTON AND GRANADA                    60
PART ELEVEN: DEFINITIONS                                                      75
Notice of Carlton Ordinary Shareholder Court Meeting                          82
Notice of Carlton Preference Shareholder Court Meeting                        83
Notice of Carlton EGM                                                         84
Notice of Granada Court Meeting                                               88
Notice of Granada EGM                                                         89

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PART ONE: LETTER FROM THE CHAIRMEN OF CARLTON AND GRANADA

Carlton Communications Plc 25 Knightsbridge London SW1X 7RZ	Granada plc The London Television Centre Upper Ground London SE1 9LT

Registered in England and Wales No. 348312	Registered in England and Wales No. 3962410

8 December 2003

To the holders of Carlton Shares, Granada Shares and Carlton ADRs and, for information only, to holders of options or awards under the Carlton Share Schemes and the Granada Share Schemes.

Dear Sir or Madam,

1. Introduction

PROPOSED MERGER OF CARLTON AND GRANADA

On 16 October 2002 the boards of Carlton and Granada announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State referred the proposed merger to the Competition Commission on 11 March 2003 and on 7 October 2003 announced that she had decided to clear the merger, subject to appropriate undertakings being given by Carlton and Granada. Carlton and Granada announced on 14 November 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State.

We are now writing on behalf of the boards of Carlton and Granada to recommend the Merger to you, to seek your approval for the Merger and to explain the actions which you should take. Your attention is drawn to the letter from UBS Investment Bank and Lazard set out in Part Two of this document which gives details about the Merger and to the additional information set out in Part Ten of this document. This document should be read in conjunction with the accompanying Listing Particulars which contain further information on Carlton, Granada and ITV plc.

The Merger is being unanimously supported and recommended by the directors of each of Carlton and Granada.

2. Summary of Merger terms

The Merger will be implemented by the acquisition of Carlton and Granada by a new holding company, ITV plc, pursuant to inter-conditional schemes of arrangement of the Carlton Ordinary Shareholders and of the Granada Shareholders under section 425 of the Companies Act 1985.

Under the terms of the Merger, Carlton Ordinary Shareholders will receive:

for each Carlton Ordinary Share	1.9386 ITV Ordinary Shares and 0.1835 ITV Convertible Shares

1.9386 ITV Ordinary Shares and 0.1835 ITV Convertible Shares

and Granada Shareholders will receive:

for each Granada Share	1 ITV Ordinary Share

On completion of the Merger, based on 671,960,088 Carlton Ordinary Shares in issue as at 4 December 2003, Carlton Ordinary Shareholders will receive 1,302,661,826 ITV Ordinary Shares representing approximately 32 per cent. of the issued ordinary share capital of ITV plc. This will potentially increase to approximately 34 per cent. in 2006 conditional on the achievement of a share price for the ITV Ordinary Shares of 140 pence (implying the achievement of a Carlton Ordinary Share price equivalent to 271 pence) and on achievement of an earnings target for the ITV Ordinary Shares for the year ending September 2005

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equal to or greater than 6.26 pence. This will be effected through the issue of ITV Convertible Shares to Carlton Ordinary Shareholders on completion of the Merger. The ITV Convertible Shares will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange’s market for listed securities. The ITV Convertible Shares will convert into ITV Ordinary Shares on a one for one basis (subject to adjustment in certain circumstances) if the above conditions are satisfied. A summary of the terms of the ITV Convertible Shares is set out in Part Seven of this document and the full text of the rights of the ITV Convertible Shares is set out in Part 7 of the Listing Particulars.

On completion of the Merger, based on 2,768,244,245 Granada Shares in issue as at 4 December 2003, Granada Shareholders will receive 2,768,244,245 ITV Ordinary Shares representing approximately 68 per cent. of the ITV Ordinary Shares, potentially reducing to approximately 66 per cent. in 2006 if the ITV Convertible Shares convert into ITV Ordinary Shares. It is also intended that Granada Shareholders on the register of members of Granada on 23 January 2004 will receive a total of approximately £200 million in cash following completion of the Merger. Based on 2,768,244,245 Granada Shares in issue as at 4 December 2003 this is equivalent to approximately 7.225p per Granada Share. It is intended that this payment will be effected through the issue to Granada Shareholders of the Granada Redeemable Shares prior to the Merger becoming effective and their subsequent redemption for cash after the Merger has become effective. Further details are set out in section 2 of Part Two of this document.

In the original announcement of the Merger in October 2002, Carlton and Granada stated that appropriate proposals would be made to Carlton Preference Shareholders upon posting of Merger documentation. Accordingly, an offer is now being made by ITV plc to Carlton Preference Shareholders of 102 pence in cash per Carlton Preference Share (plus an amount equal to any accrued but unpaid dividend in respect of each such Carlton Preference Share up to but excluding the Effective Date) in consideration for the cancellation of those shares. This proposal is to be implemented by means of the Carlton Preference Shareholder Scheme, which is conditional on (among other things) the Ordinary Shareholder Schemes being approved by Shareholders and sanctioned by the Court. The Merger is not conditional upon the Carlton Preference Shareholder Scheme becoming effective, and, accordingly, can proceed whether or not the Carlton Preference Shareholder Scheme is approved. Further details of the terms of the Carlton Preference Shareholder Scheme are contained in section 2 of Part Two of this document.

3. Reasons for and benefits of the Merger

Carlton and Granada have long believed in the vision of creating “one ITV”. As one company, with one management and one clear focus, the new business will be able to compete more effectively for viewers in the UK market where multi-channel penetration continues to increase. The Merged Group will be more efficiently managed, with lower costs, and will have scale and reach to develop its strong, distinctive consumer brand.

The Merger will create one of the leading commercial broadcasters in Europe. Together, Granada and Carlton will:
•	unite ITV1, the most popular commercial television channel in the UK;
•	be the largest commercial television production company in Britain; and
•	bring together two of Britain’s leading distributors of television programmes and films.

In addition, Granada and Carlton believe that the Merger will help the Merged Group to benefit from a virtuous circle of maximising investment in quality programming which will support and possibly increase its viewing shares in all types of homes and thus enhance its advertising revenues. This would then afford further investment in programming.

Granada and Carlton believe that there will be significant benefits for viewers, advertisers and ITV plc shareholders:
•	Viewers will benefit from enhanced programming investment designed further to improve quality and choice, with more drama premieres, more event entertainment and a strong regional identity.

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•	Advertisers will benefit from the greater ability of the Merged Group to invest in and maximise the value of its programming thereby enhancing audience share and commercial impacts, particularly to the key demographic groups. This will allow advertisers to maximise their reach.
•	Shareholders will benefit from a simpler and clearer structure, greater efficiency and lower costs. These will include significant synergies together with the increased scale and cashflow of the Merged Group which will enable it to exploit future growth opportunities. Granada and Carlton believe that these growth opportunities far outweigh those that would be available to Granada and Carlton separately.

4. Strategy

ITV plc, as the UK’s leading commercial broadcaster, intends to:

•	promote the growth of television’s share of the total display advertising market; and
•	develop the UK’s leading package of free-to-air commercial channels in the digital world.

This will be driven by the following strategies:

(i)	Lead and grow the UK television advertising market

ITV plc will promote television as a medium, selling the benefits of television advertising with the aim of growing the overall television advertising market. ITV plc will also promote the important strategic role that the ITV family of channels plays in national and regional advertising campaigns and will work more closely with advertisers to improve its understanding of their needs and thereby deliver the programming that ITV plc’s customers want.

(ii)	Deliver commercial impacts

Commercial impacts are ITV plc’s currency (one commercial impact represents one viewer watching a 30 second advertisement). All divisions of ITV plc will be focused on delivering the maximum commercial impacts for the ITV family of channels and therefore for its customers. Under the terms of the undertakings agreed with the OFT, ITV plc has a greater incentive to invest and to maintain its share of commercial impacts in each demographic group. ITV plc needs to invest in its product, the schedule, to achieve this and plans not only to invest more money in programming but also to invest this money more efficiently and schedule its programmes more effectively.

(iii)	Develop ITV channel package

ITV plc will create an ITV family of channels which will be referred to collectively as ITV Multi- channel. The new channels will be cross-promoted, taking advantage of complementary programming and scheduling, and will build on the success of ITV2, ITV1's fast growing digital sister channel.

(iv)	Place news at the centre of public service broadcasting

ITV plc will bring its interest in ITN, its extensive regional news services and its interest in the 24 hour news service, the ITV News Channel, under one management. This will help ITV plc to deliver a higher quality and more effective news service. ITV plc will also use this structure to deliver other regional programming, thereby reducing duplication and delivering a higher quality of regional programming.

(v)	Produce valuable programmes

ITV plc’s objective in production will be to become Europe’s number one commercial producer. ITV plc is committed to remaining a producer broadcaster. This helps to control costs by avoiding production price inflation, and delivers value by enabling successful rights to be exploited through sales of formats and programmes to other broadcasters. ITV plc plans to continue to produce ITV1's key brands such as Coronation Street and Emmerdale, as well as new original productions and returning hit series in all genres. International revenue is expected to be driven by selling formats and programmes overseas.

7

(vi)	Reduce regulatory costs

ITV plc operates in a heavily regulated business environment with high licence and regulatory costs. Over the next few years ITV plc will push for equality with other commercial broadcasters on the levels of licence fees and regulatory costs.

5. Synergies and cost savings[1]

Since the Merger was announced in October 2002, both Carlton and Granada have been working on a profit improvement plan which has now identified total cost savings of £100 million annually. In the 12 months ended 30 September 2003, £34 million of these cost savings were achieved by Carlton and Granada together, the annualised effect of which is £43 million. Subsequently, and following completion of the Merger, significant value creation is expected for the Merged Group’s shareholders from a further £57 million per annum of cost savings which should be substantially achieved by the end of the first full financial year following completion.

These further expected cost savings of £57 million per annum principally arise in the following key areas:

Broadcasting

Savings of approximately £28 million per annum are planned, of which approximately half are planned in airtime sales. The Merger will allow the combination of the parties’ existing advertising airtime sales houses, Granada Enterprises and Carlton Sales, into a single entity. A single front-of-house negotiation team will provide the sales service to advertising and agency clients. This will be supported by combined back office functions dealing with scheduling of advertisements and promotions within programme breaks and management of advertising copy. A single airtime sales booking system will be implemented during the course of 2004.

In addition, savings will be achieved by the elimination of duplicated functions between the ITV Network Centre and the parties’ own broadcasting management and infrastructure. An efficient structure will be implemented at the newly-created ITV News Group, which will be responsible for ITV plc’s national and international news output including that of the ITV News Channel, as well as the provision of news and other regional programming to ITV plc’s regional Channel 3 licences.

Production

Annual cost savings of approximately £13 million are expected to result from the combination of Granada Content with Carlton Productions (the parties’ current programme production businesses) and of Granada International with Carlton International (the parties’ current UK and international programme distribution operations) as well as from operational improvements in the combined business. Savings in UK production are anticipated through the removal of duplicated overheads and programme development. The rationalisation of properties and the combination of international production and distribution will provide the balance of the savings in Production.

Central costs

Granada and Carlton currently operate separate and distinct central services and corporate functions. Upon the Merger becoming effective, savings from reducing central overheads are estimated to be approximately £16 million per annum. Savings include the consolidation into one public company board, property rationalisation and savings from areas within central services such as finance, legal, human resources and IT.

In addition to cost savings that have already been identified, the Merged Group will seek to achieve further operational improvements.

1.	The expected cost savings have been calculated on the basis of the existing cost and operating structures of Carlton and Granada, by reference to current facts and circumstances.
Nothing in this section should be construed as a profit forecast or be interpreted to mean that the future earnings per share of the Merged Group will necessarily be the same as, or greater than, the historical earnings per share of Carlton and Granada.

8

The one off cash cost of achieving the future cost savings of £57 million per annum is estimated to be approximately £58 million with additional non-cash costs in the region of £15 million. The majority of costs are expected to be incurred in the year ending 31 December 2004. The costs of achieving cost savings to date have already been absorbed by Carlton and Granada.

6. ITV plc board and management

The names and current functions of the ITV Directors are set out below. The ITV Directors have set as one of their key objectives the appointment of an independent non-executive Chairman for ITV plc. Pending that appointment, Sir Brian Pitman will act as interim non-executive Chairman and Sir George Russell will act as interim non-executive Deputy Chairman. Following appointment of an independent non-executive Chairman for ITV plc, which is expected to take place in early 2004, Sir Brian Pitman and Sir George Russell will continue as non-executive directors.

Name                            Position                                     Age
Sir Brian Pitman                Interim non-executive Chairman                71
Sir George Russell CBE          Interim non-executive Deputy Chairman         68
Charles Allen CBE               Chief Executive                               46
Henry Staunton                  Finance Director                              55
David Chance                    Non-executive Director                        46
James Crosby                    Non-executive Director                        47
Etienne de Villiers             Non-executive Director                        54
John McGrath                    Non-executive Director                        65

Further information regarding directors and senior management is set out in paragraph 2 of Part 8 of the Listing Particulars. Further information regarding board committees and corporate governance matters is set out in paragraph 4 of Part 2 of the Listing Particulars.

7. ITV plc business description

ITV plc will be a leading UK media company comprising the current businesses of Carlton and Granada. There will be three main operating divisions separately covering broadcasting, news and production.

ITV plc will own all of the regional Channel 3 licences in England and Wales, which account for over 90 per cent. of ITV1 advertising revenues. ITV1 is the UK’s largest commercial television channel. ITV plc will also own 100 per cent. of the fast-growing free-to-air digital channel ITV2 and a 50 per cent. economic interest in GMTV, which holds the national Channel 3 licence for breakfast television.

The news division will include ITV plc’s 40 per cent. stake in the news provider ITN and a 65 per cent. interest in the 24 hour news service, the ITV News Channel.

ITV plc will have a 16.9 per cent. interest in SMG plc, which operates the two regional Channel 3 licences in Scotland, and a 50.5 per cent. economic interest in Granada Sky Broadcasting, a UK multi-channel operator. ITV plc will have stakes in Ireland’s TV3 Television Network (45 per cent.), Australia’s Seven Network (10 per cent.) and a number of other media investments. ITV plc will also have a 5.5 per cent. interest in Thomson, a leading provider of end-to-end solutions (technologies, equipment and services) to the entertainment industries.

ITV plc will own the market leading cinema screen advertising businesses in the UK and Republic of Ireland and have similar joint ventures in continental Europe and the United States.

ITV plc’s production arm will comprise the largest commercial television production company in the UK and one of Europe’s largest programme distributors.

Further information about the business of ITV plc is set out in section 1 of Part 2 of the Listing Particulars.

9

8. Regulatory matters

The Merger was referred to the Competition Commission on 11 March 2003. On 7 October 2003 the Secretary of State announced that she had accepted the conclusions of the Competition Commission and had decided that the Merger could proceed, subject to appropriate undertakings being given by Granada and Carlton. On 14 November 2003 the Secretary of State announced that she had accepted undertakings from Granada and Carlton.

The undertakings accepted by the Secretary of State consist of measures relating to the other regional Channel 3 licensees and measures to implement a system of Contract Rights Renewal (“CRR”) for advertisers.

The measures relating to the other regional Channel 3 licensees concern mainly the administration and funding of the ITV Network Centre. There is also provision for the other regional Channel 3 licensees to elect to carry forward terms similar to those currently in effect between each of them and Carlton’s or Granada’s sales houses for the sale of airtime.

The measures relating to the CRR remedy give television advertising customers of ITV plc the right, for the duration of this part of the remedy, to roll forward the terms (including duration) of their existing contracts under which they buy ITV1 advertising airtime. This is subject to an adjustment to their share of broadcast commitment1 to reflect the latest year-on-year changes in ITV1's viewing performance which for this purpose is the share of commercial impacts as measured by the Broadcasters’ Audience Research Board (“BARB”). However, the share of broadcast commitment will be capped at the 2003 level (or the initial contracted share for contracts coming into force after 1 January 2004). The undertakings do not specify a duration, but Carlton and Granada may request a review by the OFT at any time. The Competition Commission recommended that the CRR remedy should last for a minimum of three years.

Under CRR there is a general obligation on Carlton and Granada to offer fair and reasonable terms for the sale of ITV1 airtime. There is also an ITV plc funded adjudicator within Ofcom to whom any dispute about a customer’s entitlement under CRR can be referred for swift resolution.

Whilst the precise effect of CRR cannot at present be determined, the ITV Directors do not believe that the undertakings given to the Secretary of State will have a material adverse effect on the business of the Merged Group.

The undertakings are described in further detail in Part 6 of the Listing Particulars.

9. Current trading and prospects

The ITV Directors are of the view that the net advertising revenue of the combined Carlton and Granada regional Channel 3 licences and ITV2 in the quarter to 31 December 2003 is likely to be up to 1 per cent. less than revenues in the same quarter in 2002.

This reflects some short term uncertainty in the industry as the CRR remedy was being discussed, and more generally, the lower ITV1 share of overall broadcast revenue in 2003 as compared to 2002. With CRR in place for 2004, and the share of commercial impacts in 2003 more in line with 2002, advertising revenue in 2004 should be closer to the overall television market growth rate.

Looking further ahead, the ITV Directors are confident that Carlton and Granada can be successfully combined to realise the value creation opportunities discussed in paragraph 5 of this Part One. Against this background the Board views the future prospects of the Merged Group with confidence.

10. Financial reporting and dividend policy

ITV plc has adopted a 31 December year end, consistent with ITV’s business cycle, and intends to adopt accounting policies consistent with those of Granada.

Following completion of the Merger, it is intended that future dividends for ITV plc will be paid twice yearly for the periods ending 30 June and 31 December. ITV plc currently intends to announce an interim dividend

1.	A share of broadcast commitment is the share of its total television advertising budget that a customer commits to a channel for the period of the contract.

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in March 2004 referable to the results of Granada and Carlton for the three months to 31 December 2003. It is envisaged that a further interim dividend in respect of the six month period ending 30 June 2004 will be announced in August 2004.

It is further intended that ITV plc will follow the existing Granada dividend policy, which takes into account the performance, cash-flow and future prospects of the business whilst maintaining an appropriate level of dividend cover.

11. Employees and employee share schemes

Existing employment rights, including pension rights, of employees of both the Carlton Group and the Granada Group will be fully safeguarded.

Carlton Share Schemes

Options and awards granted on or after 1 December 2002 under the Carlton Share Schemes, with the exception of options granted under the Carlton Sharesave Scheme, will not become exercisable or vest as a result of the Merger but can be exchanged as described below. Options granted under the Carlton Sharesave Scheme whether before or after 1 December 2002 and the majority of other options and awards under the other Carlton Share Schemes will, if not already exercisable, become exercisable or vest as a result of the Merger, subject to performance conditions, where applicable, being satisfied.

As an alternative to exercise, participants will be offered the opportunity to exchange their existing options for new equivalent options over ITV Ordinary Shares in the same ratio as applicable to Carlton Ordinary Shareholders under the Carlton Ordinary Shareholder Scheme (but taking into account the value of the ITV Convertible Shares). Options or awards which are not exchanged or exercised will lapse at the latest six months after the date the participant was notified of the Carlton Ordinary Shareholder Scheme being sanctioned. The new equivalent options over ITV Ordinary Shares will be governed by the rules of the Carlton Share Scheme under which the original options were granted.

Carlton Ordinary Shares issued under the Carlton Share Schemes prior to the Voting Record Time will be subject to the Carlton Ordinary Shareholder Scheme. Carlton Ordinary Shares issued under the Carlton Share Schemes after that time will, if Carlton Ordinary Shareholders approve the relevant amendments to the articles of association of Carlton proposed at the Carlton EGM, either be bound by the Carlton Ordinary Shareholder Scheme or be transferred to ITV plc on the same terms as the Carlton Ordinary Shareholder Scheme.

Granada Share Schemes

Options and awards granted on or after 1 January 2003 under the Granada Share Schemes, with the exception of options granted under the Granada Savings-Related Share Option Scheme, will not become exercisable or vest as a result of the Merger but can be exchanged as described below. Options granted under the Granada Savings-Related Share Option Scheme whether before or after 1 January 2003 and the majority of other options and awards under the other Granada Share Schemes will, if not already exercisable, become exercisable or vest as a result of the Merger.

Those Granada Directors who have been appointed as executive directors of ITV plc have agreed to roll over their options under the Granada Share Schemes rather than exercising them.

As an alternative to exercise, participants will be offered the opportunity to exchange their existing options for new equivalent options over ITV Ordinary Shares in the same ratio applicable to Granada Shareholders under the Granada Scheme. Options or awards which are not exchanged or exercised will lapse at the latest six months after the date that the scheme of arrangement becomes effective. The new equivalent options over ITV Ordinary Shares will be governed by the rules of the Granada Share Scheme under which the original options were granted.

Granada Shares issued under the Granada Share Schemes prior to the Voting Record Time will be subject to the Granada Scheme. Granada Shares issued under the Granada Share Schemes after that time will, if Granada Shareholders approve the relevant amendments to the articles of association of Granada proposed

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at the Granada EGM, either be bound by the Granada Scheme or be transferred to ITV plc on the same terms as the Granada Scheme.

Subject to the Ordinary Shareholder Schemes becoming effective, no further options or awards will be granted under the Share Schemes after the Hearing Date. Employees of the Carlton Group and the Granada Group will, following completion of the Merger, become entitled to participate in one or more of the ITV Share Schemes.

The main features of the rules of the ITV Share Schemes, the Carlton Share Schemes and the Granada Share Schemes are summarised in Part 8 of the Listing Particulars. Details of the ITV Share Schemes which Carlton Ordinary Shareholders and Granada Shareholders are asked to approve are contained in paragraph 10 of Part 1 of the Listing Particulars.

12. Action to be taken

Actions to be taken by Carlton Ordinary Shareholders

Details of the approvals being sought at the Carlton Ordinary Shareholder Court Meeting and the Carlton EGM are set out in paragraph 10 of Part Two of this document.

Carlton Ordinary Shareholders will find enclosed with this document a yellow-cornered form of proxy and a white form of proxy. The yellow-cornered form of proxy is to be used in connection with the Carlton Ordinary Shareholder Court Meeting and the white form of proxy is to be used in connection with the Carlton EGM. Whether or not you intend to attend these meetings please complete and sign both forms of proxy and return them in the reply-paid envelope provided in accordance with the instructions printed thereon to Carlton’s registrars, Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the yellow-cornered form of proxy relating to the Carlton Ordinary Shareholder Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Carlton Ordinary Shareholder Court Meeting at the Carlton Ordinary Shareholder Court Meeting. However, in the case of the Carlton EGM, if the white form of proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that form of proxy, it will be invalid. The completion and return of either form of proxy will not preclude you from attending the Carlton Ordinary Shareholder Court Meeting or the Carlton EGM and voting in person, if you so wish.

It is important that, for the Carlton Ordinary Shareholder Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Carlton Ordinary Shareholder opinion. You are therefore strongly urged to complete and return your forms of proxy as soon as possible.

Holders of Carlton ADRs should refer to Part Nine of this document for important information relevant to such holders.

Actions to be taken by Carlton Preference Shareholders

Details of the approvals being sought at the Carlton Preference Shareholder Court Meeting are set out in paragraph 10 of Part Two of this document.

Carlton Preference Shareholders will find enclosed with this document a blue-cornered form of proxy to be used in connection with the Carlton Preference Shareholder Court Meeting. Whether or not you intend to attend the Carlton Preference Shareholder Court Meeting please complete and sign the form of proxy and return it in the reply-paid envelope in accordance with the instructions printed thereon to Carlton’s registrars, Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the form of proxy is not lodged by the relevant time, it may be handed to the Chairman of the Carlton Preference Shareholder Court Meeting at the Carlton Preference Shareholder Court Meeting. The

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completion and return of the form of proxy will not preclude you from attending the Carlton Preference Shareholder Court Meeting and voting in person, if you so wish.

It is important that, for the Carlton Preference Shareholder Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Carlton Preference Shareholder opinion. You are therefore strongly urged to complete and return your forms of proxy as soon as possible.

General information for Carlton Shareholders

Carlton Shareholders who have any questions about the Merger or are in doubt as to how to complete the forms of proxy may call the Carlton Shareholders’ helpline between 9.00 a.m. and 5.00 p.m. Monday to Friday and 10.00 a.m. to 4.00 p.m. on Saturdays (save for 25 to 27 December 2003 and 1 to 3 January 2004) on 0870 720 0652 from within the UK and +44 870 720 0652 from outside the UK. Calls will be charged at national or international rates as the case may be. Please note that the helpline cannot give financial or investment advice.

Details relating to listing, dealings and settlement are included in section 5 of Part Two of this document and in paragraph 11 of Part 1 of the Listing Particulars.

Actions to be taken by Granada Shareholders

Details of the approvals being sought at the Granada Court Meeting and the Granada EGM are set out in paragraph 10 of Part Two of this document.

Granada Shareholders will find enclosed with this document a pink form of proxy and a green form of proxy. The pink form of proxy is to be used in connection with the Granada Court Meeting and the green form of proxy is to be used in connection with the Granada EGM. Whether or not you intend to attend these meetings please complete and sign both forms of proxy and return them to the address on the reverse of the card in accordance with the instructions printed thereon to Granada’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the pink form of proxy relating to the Granada Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Granada Court Meeting at the Granada Court Meeting. However, in the case of the Granada EGM, if the green form of proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that form of proxy, it will be invalid. The completion and return of either form of proxy will not preclude you from attending the Granada Court Meeting or the Granada EGM and voting in person, if you so wish.

It is important that, for the Granada Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Granada Shareholder opinion. You are therefore strongly urged to complete and return your forms of proxy as soon as possible.

General information for Granada Shareholders

Granada Shareholders who have any questions about the Merger or are in doubt as to how to complete the forms of proxy may call the Granada Shareholders’ helpline between 9.00 a.m. and 5.00 p.m. Monday to Friday and 10.00 a.m. to 4.00 p.m. on Saturdays (save for 25 to 27 December 2003 and 1 to 3 January 2004) on 0870 720 0653 from within the UK and +44 870 720 0653 from outside the UK. Calls will be charged at national or international rates as the case may be. Please note that the helpline cannot give financial or investment advice.

Details relating to listing, dealings and settlement are included in section 5 of Part Two of this document and in paragraph 11 of Part 1 of the Listing Particulars.

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13. Overseas shareholders and holders of Carlton ADRs

Overseas holders of Carlton Shares or Granada Shares and holders of Carlton ADRs should refer to Part Nine of this document, which contains important information relevant to such holders. In particular, it should be noted that it is not anticipated that a new American Depository Receipt programme will be established by ITV plc following the Merger.

14. Recommendations

The Merger has the unanimous support and recommendation of the boards of both Carlton and Granada. We urge you to support the Merger and vote in favour of the resolutions to be proposed at the Court Meetings and the EGMs.

The Carlton Directors, who have been so advised by UBS, consider the terms of the Merger (including the Carlton Ordinary Shareholder Scheme and the Carlton Preference Shareholder Scheme) to be fair and reasonable. In providing advice to the Carlton Directors, UBS has taken into account the commercial assessments of the Carlton Directors.

The Carlton Directors believe that the Merger (including the Carlton Ordinary Shareholder Scheme and the Carlton Preference Shareholder Scheme) is in the best interests of Carlton Shareholders as a whole and unanimously recommend that Carlton Ordinary Shareholders vote in favour of the resolutions to be proposed at the Carlton Ordinary Shareholder Court Meeting and the Carlton EGM, as they intend to do in respect of their own respective beneficial holdings. The Carlton Directors also unanimously recommend that Carlton Preference Shareholders vote in favour of the resolution to be proposed at the Carlton Preference Shareholder Court Meeting.

The Granada Directors, who have been so advised by Lazard, consider the terms of the Merger (including the Granada Scheme) to be fair and reasonable so far as the Granada Shareholders taken as a whole are concerned. In providing advice to the Granada Directors, Lazard has taken into account the commercial assessments of the Granada Directors.

The Granada Directors believe that the Merger (including the Granada Scheme) is in the best interests of Granada Shareholders as a whole and unanimously recommend that Granada Shareholders vote in favour of the resolutions to be proposed at the Granada Court Meeting and the Granada EGM, as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

/s/ Michael Green	/s/ Charles Allen
Michael Green Chairman Carlton Communications Plc	Charles Allen Executive Chairman Granada plc

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PART TWO: EXPLANATORY STATEMENT

EXPLANATORY STATEMENT
(In compliance with section 426 of the Companies Act)

UBS Limited 1 Finsbury Avenue London EC2M 2PP	Lazard & Co., Limited 50 Stratton Street London W1J 8LL

Registered in England No. 02035362	Registered in England No. 00162175

8 December 2003

To the holders of Carlton Shares, Granada Shares and Carlton ADRs and, for information only, to holders of options or awards under the Carlton Share Schemes and the Granada Share Schemes.

Dear Sir or Madam,

PROPOSED MERGER OF CARLTON AND GRANADA

1. Introduction

On 16 October 2002 the boards of Carlton and Granada announced that they had agreed the terms of a proposed merger, paving the way for a fully consolidated ITV. The Secretary of State referred the proposed merger to the Competition Commission on 11 March 2003 and on 7 October 2003 announced that she had decided to clear the merger, subject to appropriate undertakings being given by Carlton and Granada. Carlton and Granada announced on 14 November 2003 that the terms of those undertakings had been agreed and duly accepted by the Secretary of State.

Your attention is drawn to the letter from the Chairmen of Carlton and Granada set out in Part One of this document, which forms part of this Explanatory Statement. That letter contains, among other things, (a) information on the reasons for the Merger, (b) information on the board and proposed management of ITV plc, (c) the unanimous recommendation by the Carlton Directors to Carlton Shareholders to vote in favour of the resolutions to be proposed at the Carlton Court Meetings and the Carlton EGM and (d) the unanimous recommendation by the Granada Directors to Granada Shareholders to vote in favour of the resolutions to be proposed at the Granada Court Meeting and Granada EGM.

Your attention is also drawn to the accompanying Listing Particulars, which contain further information on Carlton, Granada and ITV plc.

The Carlton Directors have been advised by UBS Investment Bank in connection with the Merger including the Carlton Ordinary Shareholder Scheme and the Carlton Preference Shareholder Scheme and the Granada Directors have been advised by Lazard in connection with the Merger including the Granada Scheme. We have been authorised by the Carlton Directors and the Granada Directors to write to you to explain the terms of the Schemes and the Merger and to provide you with other relevant information. Statements made in this letter which refer to the benefits of the Merger and intentions and expectations regarding ITV plc reflect the beliefs of the Carlton Directors and the Granada Directors, while other information on the businesses of Carlton and Granada reflects the beliefs of the Carlton Directors or the Granada Directors respectively, unless otherwise indicated.

The Carlton Ordinary Shareholder Scheme is set out in full in Part Four of this document, the Carlton Preference Shareholder Scheme is set out in full in Part Five of this document and the Granada Scheme is set out in full in Part Six of this document. Your attention is also drawn to the additional information set out in Part Ten and to the definitions in Part Eleven of this document. The attention of overseas holders of Carlton Shares and Granada Shares and holders of Carlton ADRs is also drawn to Part Nine of this document, which also forms part of this Explanatory Statement.

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2. Summary of the terms of the Merger and the Schemes

The Merger

The Merger is to be effected by way of inter-conditional schemes of arrangement of the Carlton Ordinary Shareholders and the Granada Shareholders under section 425 of the Act. Following the Carlton Ordinary Shareholder Scheme and the Granada Scheme becoming effective, the entire issued ordinary share capital of each of Carlton and Granada will be held by a new holding company, ITV plc. Under the terms of the Merger, Carlton Ordinary Shareholders will receive:

for each Carlton Ordinary Share	1.9386 ITV Ordinary Shares and 0.1835 ITV Convertible Shares

and Granada Shareholders will receive:

for each Granada Share	1 ITV Ordinary Share

Holders of Carlton ADRs should refer to Part Nine of this document which contains important information relevant to such holders.

Fractions of ITV Shares will not be allotted to Carlton Ordinary Shareholders. All fractions to which Carlton Ordinary Shareholders would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Effective Date and the net proceeds of sale will be paid to the Carlton Ordinary Shareholders entitled thereto.

In the original announcement of the Merger in October 2002, Carlton and Granada stated that appropriate proposals would be made to Carlton Preference Shareholders upon posting of Merger documentation. Accordingly, an offer is now being made by ITV plc to Carlton Preference Shareholders of 102 pence in cash per Carlton Preference Share (plus an amount equal to any accrued but unpaid dividend in respect of each such Carlton Preference Share up to but excluding the Effective Date) in consideration for the cancellation of those shares. This proposal is to be implemented by means of the Carlton Preference Shareholder Scheme, which is conditional on (amongst other things) the Ordinary Shareholder Schemes being approved by Carlton Ordinary Shareholders and Granada Shareholders and sanctioned by the Court. The Merger is not conditional upon the Carlton Preference Shareholder Scheme becoming effective, and, accordingly, can proceed whether or not the Carlton Preference Shareholder Scheme is approved. Further details are set out below under the heading“The Carlton Preference Shareholder Scheme”.

Prior to completion of the Merger, Granada intends to issue to the Granada Shareholders the Granada Redeemable Shares, which will have an aggregate nominal value of approximately £200 million. Based on 2,768,244,245 Granada Shares in issue as at 4 December 2003, this is equivalent to approximately 7.225p per Granada Share. The Granada Redeemable Shares will be redeemable at par in cash at the option of Granada at any time following completion of the Merger. Granada intends to redeem the Granada Redeemable Shares following completion of the Merger.

Conditions

The Merger is subject to a number of conditions set out in full in Part Three of this document, including the sanction of the Ordinary Shareholder Schemes by the Court.

The Carlton Ordinary Shareholder Scheme will require approval by Carlton Ordinary Shareholders at the Carlton Ordinary Shareholder Court Meeting and the Carlton EGM and the sanction of the Court at the Hearing. The Carlton Meetings and the nature of the approvals required to be given at them are described in more detail in section 3 below. All Carlton Ordinary Shareholders are entitled to attend the Hearing in person or through representation to support or oppose the sanctioning of the Carlton Ordinary Shareholder Scheme.

The Granada Scheme will require approval by Granada Shareholders at the Granada Court Meeting and the Granada EGM and the sanction of the Court at the Hearing. The Granada Meetings and the nature of the approvals required to be given at them are described in more detail in section 3 of this Part Two below. All Granada Shareholders are entitled to attend the Hearing in person or through representation to support or oppose the sanctioning of the Granada Scheme.

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The Merger can only become effective if all conditions to the Merger, including shareholder approvals and the sanction of the Court, have been satisfied (or waived). The Merger will become effective upon the delivery to the Registrar of Companies in England and Wales of a copy of the Order in respect of each of the Carlton Ordinary Shareholder Scheme and the Granada Scheme and registration of those Orders which, subject to the sanction of the Ordinary Shareholder Schemes by the Court, is expected to occur on 2 February 2004. Unless the Carlton Ordinary Shareholder Scheme and the Granada Scheme become effective by not later than 31 March 2004, or such later date as Carlton and Granada may agree and the Court may allow, the Ordinary Shareholder Schemes will not become effective and the Merger will not proceed.

The Carlton Ordinary Shareholder Scheme

It is proposed that, under the Carlton Ordinary Shareholder Scheme, all the issued Carlton Ordinary Shares as at the Voting Record Time (other than any shares held by ITV plc) will be redesignated as Carlton A Ordinary Shares which will then be cancelled. Any further Carlton Ordinary Shares issued before 6.00 p.m. on the day before the Order Date and in respect of which the holders are or have agreed in writing to be bound by the Carlton Ordinary Shareholder Scheme will also be redesignated as Carlton A Ordinary Shares and cancelled. New Carlton Ordinary Shares will be issued by Carlton to ITV plc by capitalisation of the reserves arising from such cancellation so that the entire issued ordinary share capital of Carlton is held by ITV plc. Carlton Relevant Holders will receive ITV Shares, fully paid, on the basis set out below. Carlton Ordinary Shares issued at or after 6.00 p.m. on the day before the Order Date will not be subject to the Carlton Ordinary Shareholder Scheme. Accordingly, it is proposed that the articles of association of Carlton be amended so that Carlton Ordinary Shares issued on or after the Effective Date other than to ITV plc or its nominees will be automatically exchanged for ITV Shares on the same terms as under the Carlton Ordinary Shareholder Scheme.

Carlton Relevant Holders will receive ITV Shares, credited as fully paid, on the following basis:

for each Carlton Ordinary Share	1.9386 ITV Ordinary Shares and 0.1835 ITV Convertible Shares

Fractions of ITV Shares will not be allotted to Carlton Relevant Holders. All fractions to which Carlton Relevant Holders would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Effective Date and the net proceeds of sale will be paid to the Carlton Relevant Holders entitled thereto.

As part of the Carlton Ordinary Shareholder Scheme, Carlton will be granted authority by the Court to make loans (i) to Granada of up to £200 million to enable Granada to fund the redemption of the Granada Redeemable Shares; and (ii) to ITV plc of up to £170 million to enable ITV plc to fund the consideration payable by ITV plc to Carlton Preference Shareholders pursuant to the Carlton Preference Shareholder Scheme, in each case without such action constituting a breach or breaches of the Act.

Amendments to Carlton’s articles of association

It is proposed, as part of the special resolution to be proposed at the Carlton EGM relating to the Carlton Ordinary Shareholder Scheme, to amend Carlton’s articles of association to ensure that any Carlton Ordinary Shares issued under the Carlton Share Schemes or otherwise between the Voting Record Time and 6.00 p.m. on the day before the Order Date will be subject to the Carlton Ordinary Shareholder Scheme. It is also proposed to amend Carlton’s articles of association so that any Carlton Ordinary Shares issued to any person other than ITV plc on or after the Effective Date will be automatically exchanged for ITV Shares on the same terms as under the Carlton Ordinary Shareholder Scheme. This will avoid any person (other than ITV plc) being left with Carlton Ordinary Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date). Part (C) of the first special resolution set out in the notice of Carlton EGM on pages 84 to 87 of this document seeks the approval of Carlton Ordinary Shareholders for such amendment.

The proposed amendments to Carlton’s articles of association also include the creation of a new class of share capital in Carlton, the Carlton A Ordinary Shares, into which the Carlton Ordinary Shares (other than any held by ITV plc) will be redesignated immediately prior to cancellation. Further details of the redesignation are set out below.

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Redesignation of Carlton Ordinary Shares

As part of the special resolution being proposed at the Carlton EGM relating to the Carlton Ordinary Shareholder Scheme, a resolution is being proposed to redesignate the Carlton Ordinary Shareholder Scheme Shares as Carlton A Ordinary Shares, having the rights and subject to the restrictions set out in the new article creating the Carlton A Ordinary Shares set out in the same resolution. The redesignation will take effect forthwith on the Carlton Ordinary Shareholder Scheme becoming effective, following which the Carlton A Ordinary Shares will immediately be cancelled under the terms of the Carlton Ordinary Shareholder Scheme. The redesignation is being proposed in order to allow the Carlton Ordinary Shareholder Scheme to be implemented without the need to obtain any consents or approvals additional to those set out in Part Three of this document whilst preserving the expected tax treatment for Carlton Ordinary Shareholders described in the section on taxation of capital gains set out in paragraph 6 of this Part Two.

The Carlton Preference Shareholder Scheme

It is proposed that, under the Carlton Preference Shareholder Scheme, all the issued Carlton Preference Shares in issue at 6.00 p.m. on the day before the Order Date will be cancelled in consideration for a payment by ITV plc to the holders of Carlton Preference Scheme Shares of 102 pence in cash for each Carlton Preference Share held by such holders (plus an amount equal to any accrued but unpaid dividend in respect of each such Carlton Preference Share up to but excluding the Effective Date). New Carlton Ordinary Shares will be issued by Carlton to ITV plc by capitalisation of the reserves arising from such cancellation.

It is intended that the payment by ITV plc in consideration for the cancellation of the Carlton Preference Shares will be funded by way of a loan from Carlton to ITV plc. This loan will be sanctioned by the Court as part of the Carlton Ordinary Shareholder Scheme. Alternatively, ITV plc could borrow the necessary money pursuant to the Facility Agreement. A summary of the principal terms of the Facility Agreement is set out in paragraph 13 of Part 8 of the Listing Particulars.

If the Carlton Preference Shareholder Scheme is not approved and the Merger proceeds, Carlton Preference Shareholders will continue to hold their Carlton Preference Shares following completion of the Merger. The rights attaching to the Carlton Preference Shares will remain unchanged but, on conversion into Carlton Ordinary Shares, the shares which the Carlton Preference Shareholders would otherwise receive will be automatically exchanged for ITV Shares (see (B) below). Carlton Preference Shareholders should also note:

(A)	Under article 3(D)(12) of Carlton’s articles of association, if the Carlton Preference Shareholder Scheme is not approved and the Carlton Ordinary Shareholder Scheme becomes effective, Carlton Preference Shareholders will be notified by Carlton within 28 days of the Effective Date that completion of the Merger has taken place and the Carlton Preference Shareholders will have the right to elect to convert their Carlton Preference Shares into Carlton Ordinary Shares at any time within 42 days of the date of the notice (on the basis and in the manner specified in article 3(D) of Carlton’s articles of association).

(B)	If the conversion rights attaching to any of the Carlton Preference Shares are exercised at any time following completion of the Merger (whether pursuant to article 3(D)(12) or otherwise), the Carlton Ordinary Shares into which such Carlton Preference Shares convert will be subject to the proposed new article 162 (c) of Carlton’s articles of association, as described in the notice of Carlton EGM set out at pages 84 to 87 of this document. Accordingly, such Carlton Ordinary Shares will (provided ITV plc is a member of Carlton at that time) be transferred to ITV plc in consideration of the issue of such number of ITV Ordinary Shares and ITV Convertible Shares as the new member would have been entitled to had those Carlton Ordinary Shares been Carlton Ordinary Shareholder Scheme Shares at the Scheme Record Time.

The Granada Scheme

It is proposed that, under the Granada Scheme, all the issued Granada Shares as at the Voting Record Time will be cancelled. Any further Granada Shares issued before 6.00 p.m. on the day before the Order Date and in respect of which the holders are or have agreed in writing to be bound by the Granada Scheme will also be cancelled. New Granada Shares will be issued by Granada to ITV plc by capitalisation of the reserves arising from such cancellation so that the entire issued ordinary share capital of Granada is held by ITV plc. Granada Relevant Holders will receive ITV Ordinary Shares, fully paid, on the basis set out below. Granada

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Shares issued at or after 6.00 p.m. on the day before the Order Date will not be subject to the Granada Scheme. Accordingly, it is proposed that the articles of association of Granada be amended so that Granada Shares issued on or after the Effective Date other than to ITV plc or its nominees will be automatically exchanged for ITV Ordinary Shares on the same terms as under the Granada Scheme.

Granada Relevant Holders will receive ITV Ordinary Shares, credited as fully paid, on the following basis:

for each Granada Share	1 ITV Ordinary Share

As part of the Granada Scheme, Granada will be granted authority by the Court to (a) borrow up to £200 million from Carlton or from any one or more third party provider of finance to enable it to fund the redemption of the Granada Redeemable Shares, (b) provide a guarantee to Carlton in respect of ITV plc’s obligations under the loan from Carlton to ITV plc referred to under the heading “The Carlton Ordinary Shareholder Scheme” above, and (c) enter into the Facility Agreement (details of which are set out at paragraph 13 of Part 8 of the Listing Particulars) as a joint borrower and to become jointly and severally liable under it, in each case without the relevant action constituting a breach or breaches of the Act.

Amendments to Granada’s articles of association

It is proposed, as part of the special resolution to be proposed at the Granada EGM relating to the Granada Scheme, to amend Granada’s articles of association to ensure that any Granada Shares issued under the Granada Share Schemes or otherwise between the Voting Record Time and 6.00 p.m. on the day before the Order Date will be subject to the Granada Scheme and that any Granada Shares issued to any person other than ITV plc on or after the Effective Date will be automatically exchanged for ITV Shares on the same terms as under the Granada Scheme. This will avoid any person (other than ITV plc) being left with Granada Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date). It is also proposed to amend Granada’s articles of association to incorporate the rights of the Granada Redeemable Shares. These rights are set out in Part Eight of this document. Part (E) of the special resolution set out in the notice of Granada EGM on pages 89 to 92 of this document seeks the approval of Granada Shareholders for such amendments.

The Granada Redeemable Shares

Granada intends that Granada Shareholders on the register of members of Granada on 23 January 2004 will receive a total of approximately £200 million in cash following completion of the Merger. Based on 2,768,244,245 Granada Shares in issue as at 4 December 2003 this is equivalent to approximately 7.225p per Granada Share. It is intended that this payment will be effected through the issue of the Granada Redeemable Shares which Granada intends to redeem after the Merger has become effective. The Granada Redeemable Shares will be issued credited as fully paid up out of Granada’s merger reserve. On the basis of 2,768,244,245 Granada Shares in issue as at 4 December 2003 the Granada Redeemable Shares will be issued on the following basis:

for every 13.84 Granada Shares held	1 Granada Redeemable Share

Where fractional entitlements to Granada Redeemable Shares would arise, the number of Granada Redeemable Shares to be issued will be rounded down to the nearest whole number. The Granada Redeemable Shares will be redeemable in cash at par at Granada’s option only. Granada intends to redeem the shares after the Merger has become effective. If the redemption has not been effected by 30 April 2004, or such later date as the Granada Directors may in their absolute discretion determine, the Granada Redeemable Shares will be automatically redesignated into deferred shares which will be subject to compulsory transfer to a custodian.

It is intended that the redemption of the Granada Redeemable Shares will be funded by way of a loan from Carlton to Granada. This loan will be sanctioned by the Court as part of the Carlton Ordinary Shareholder Scheme and the Granada Scheme. Alternatively, Granada will borrow the necessary money pursuant to the Facility Agreement. A summary of the principal terms of the Facility Agreement is set out in paragraph 13 of Part 8 of the Listing Particulars.

Parts (C), (D) and (E)(ii) of the special resolution set out in the notice of Granada EGM on pages 89 to 92 of this document seek the approval of Granada Shareholders for the creation and issue of the Granada Redeemable Shares.

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No application has been or will be made for the Granada Redeemable Shares to be listed on any stock exchange.

The rights attached to the Granada Redeemable Shares are set out in Part Eight of this document.

Merger Agreement

Carlton and Granada entered into an agreement on 16 October 2002 which sets out certain arrangements relating to the Merger. A summary of the Merger Agreement is set out in paragraph 13 of Part 8 of the Listing Particulars and the agreement is on display at the times and places indicated in paragraph 22 of Part 8 of the Listing Particulars. The Merger Agreement provides, amongst other things, for a compensation payment of £8.5 million (exclusive of V.A.T.) to be paid by either party (a “Paying Party”) to the other on the occurrences of certain circumstances, including where (a) the directors of the Paying Party withdraw or adversely modify their recommendations of the Merger (other than pursuant to their fiduciary duties in connection with certain specified circumstances); or (b) the shareholders of the Paying Party do not approve all resolutions required to implement the Merger (otherwise than where the directors’ recommendation has been withdrawn pursuant to their fiduciary duties in the same circumstances).

3. Shareholder Meetings

Carlton Meetings

The Carlton Ordinary Shareholder Scheme will require the approval of Carlton Ordinary Shareholders at the Carlton Ordinary Shareholder Court Meeting and at the separate Carlton EGM, both of which will be held on 13 January 2004. The Carlton Ordinary Shareholder Court Meeting is being held at the direction of the Court to seek the approval of Carlton Ordinary Shareholders for the Carlton Ordinary Shareholder Scheme. The Carlton EGM is being convened to enable the Carlton Directors to implement the Carlton Ordinary Shareholder Scheme and the Carlton Preference Shareholder Scheme and to amend the articles of association of Carlton as described above.

The Carlton Preference Shareholder Scheme will require the approval of Carlton Preference Shareholders at the Carlton Preference Shareholder Court Meeting and of Carlton Ordinary Shareholders at the Carlton EGM, both of which will be held on 13 January 2004. The Carlton Preference Shareholder Court Meeting is being held at the direction of the Court to seek the approval of Carlton Preference Shareholders for the Carlton Preference Shareholder Scheme.

Notices of each of the Carlton Court Meetings and of the Carlton EGM are set out at the end of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members and the register of holders of Carlton Preference Shares of Carlton at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

Holders of Carlton ADRs should refer to Part Nine of this document for information relevant to such holders.

Carlton Ordinary Shareholder Court Meeting

The Carlton Ordinary Shareholder Court Meeting has been convened for 13 January 2004 to enable the Carlton Ordinary Shareholders to consider and, if thought fit, approve the Carlton Ordinary Shareholder Scheme. At the Carlton Ordinary Shareholder Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Carlton Ordinary Share held. The approval required at the Carlton Ordinary Shareholder Court Meeting is a simple majority in number representing three-fourths in value of those Carlton Ordinary Shareholders present and voting in person or by proxy.

Carlton Preference Shareholder Court Meeting

The Carlton Preference Shareholder Court Meeting has been convened for 13 January 2004 to enable the Carlton Preference Shareholders to consider and, if thought fit, approve the Carlton Preference Shareholder Scheme. At the Carlton Preference Shareholder Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Carlton Preference Share held. The approval required at the Carlton Preference Shareholder Court Meeting is a simple majority in number representing three-fourths in value of those Carlton Preference Shareholders present and voting in person or by proxy.

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Carlton EGM

In addition, the Carlton EGM has been convened for the same date (to be held immediately after the Carlton Preference Shareholder Court Meeting) to consider and, if thought fit, pass two special resolutions (which require a vote in favour of not less than 75 per cent. of the votes cast) to:

(A)	(i)	approve the Carlton Ordinary Shareholder Scheme;

(ii)	amend the articles of association of Carlton in the manner described in section 2 of this Part Two above;

(iii)	approve a redesignation of the Carlton Ordinary Shareholder Scheme Shares as Carlton A Ordinary Shares; and

(iv)	approve the cancellation of the Carlton A Ordinary Shares and subsequent issue of Carlton Ordinary Shares in accordance with the Carlton Ordinary Shareholder Scheme; and

(B)	conditionally on the Carlton Ordinary Shareholder Scheme being sanctioned by the Court, approve the cancellation of the Carlton Preference Scheme Shares and subsequent issue of Carlton Ordinary Shares in accordance with the Carlton Preference Shareholder Scheme.

At the Carlton EGM, Carlton Ordinary Shareholders will also be asked to consider and, if thought fit, pass ordinary resolutions (which require a vote in favour of a simple majority of the votes cast) approving the ITV Share Schemes.

Carlton Preference Shareholders are not entitled to speak at the Carlton EGM or to vote on any of the resolutions to be proposed at that meeting but are entitled to attend the Carlton EGM.

Granada Meetings

The Granada Scheme will require the approval of Granada Shareholders at the Granada Court Meeting and at the separate Granada EGM, both of which will be held on 13 January 2004. The Granada Court Meeting is being held at the direction of the Court to seek the approval of Granada Shareholders for the Granada Scheme. The Granada EGM is being convened to enable the Granada Directors to implement the Granada Scheme and to amend the articles of association of Granada as described above.

Notice of the Granada Court Meeting and the Granada EGM are set out at the end of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of Granada at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

Granada Court Meeting

The Granada Court Meeting has been convened for 13 January 2004 to enable the Granada Shareholders to consider and, if thought fit, approve the Granada Scheme. At the Granada Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Granada Share held. The approval required at the Granada Court Meeting is a simple majority in number representing three- fourths in value of those Granada Shareholders present and voting in person or by proxy.

Granada EGM

In addition, the Granada EGM has been convened for the same date (to be held immediately after the Granada Court Meeting) to consider and, if thought fit, pass a special resolution (which will require a vote in favour of not less than 75 per cent. of the votes cast) to:

(A)	approve the Granada Scheme;

(B)	amend the articles of association of Granada in the manner described in section 2 of this Part Two above and to incorporate the rights attaching to the Granada Redeemable Shares;

(C)	approve the cancellation of the Granada Scheme Shares and subsequent issue of Granada Shares in accordance with the Granada Scheme; and

(D)	approve the issue of the Granada Redeemable Shares.

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At the Granada EGM, Granada Shareholders will also be asked to consider and, if thought fit, pass ordinary resolutions (which require a vote in favour of a simple majority of the votes cast) approving the ITV Share Schemes.

4. The Carlton Directors and Granada Directors and the effect of the Scheme on their interests

The names of the Carlton Directors and the Granada Directors and details of their interests are set out in Part Ten of this document.

Of the Granada Directors, Sir George Russell, Charles Allen, Henry Staunton, David Chance and James Crosby and of the Carlton Directors, Sir Brian Pitman, Etienne de Villiers and John McGrath have been appointed to the board of ITV plc.

In common with the other participants in the Share Schemes, the Carlton Directors and the Granada Directors will be able to exercise their options or to accept any offer made by ITV plc to exchange their options over Carlton Ordinary Shares and Granada Shares respectively for options over ITV Shares as described in Part One of this document. However, those Granada Directors who have been appointed as executive directors of ITV plc have agreed to roll over options under the Granada Share Schemes rather than exercising them.

Michael Green and Paul Murray have agreed to resign from their positions with Carlton on the Hearing Date. Graham Parrott has agreed that, although he will not be joining the board of ITV plc, he will continue as ITV plc’s Commercial Director until August 2004. Details of the arrangements entered into by Carlton and Granada with these directors are set out in paragraph 8 of Part Ten of this document. It is anticipated that those non-executive directors of Carlton and Granada who have not joined the board of ITV plc will leave the boards of Carlton and Granada on completion of the Merger.

The Carlton Directors and the Granada Directors will be subject to certain restrictions under US securities laws on the resale of ITV Shares received pursuant to the Schemes by reason of their being affiliates of Carlton or Granada and, in the case of Carlton Directors and Granada Directors appointed to the board of ITV plc, affiliates of ITV plc.

Save as set out above, the effect of the Schemes on the interests of Carlton Directors and Granada Directors does not differ from its effect on the like interests of any other Shareholders.

5. Listings, dealings and settlement

Listings and dealings

The ITV Shares to be issued pursuant to the Merger will be issued credited as fully paid and the ITV Ordinary Shares will rank in full for all dividends or distributions on the ordinary share capital of ITV plc declared, made or paid after the Effective Date.

Application has been made to the UK Listing Authority for up to 4,349,909,051 ITV Ordinary Shares and 142,281,227 ITV Convertible Shares to be admitted to the Official List and to the London Stock Exchange for the ITV Ordinary Shares and the ITV Convertible Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that the listing of the new ITV Shares will become effective and that dealings, for normal settlement, will commence at 8.00 a.m. on the Effective Date which, subject to the sanction of the Ordinary Shareholder Schemes by the Court, is expected to be 2 February 2004. The ITV Shares will not be listed on any other stock exchange.

On the Effective Date, the listing of the Carlton Ordinary Shares, the Granada Shares and, assuming the Carlton Preference Shareholder Scheme is approved, the Carlton Preference Shares on the London Stock Exchange will be cancelled. It is also expected that the listing of the Carlton ADSs on NASDAQ will be cancelled on the same date. On this basis, the last day of dealings in Carlton Shares and Granada Shares on the London Stock Exchange and of Carlton ADSs on NASDAQ will therefore be the business day before the Effective Date.

Holders of Carlton ADRs should refer to Part Nine of this document, which contains important information relevant to such holders. In particular it should be noted that it is not anticipated that a new American Depositary Receipt program will be established by ITV plc following the Merger.

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No fractions of ITV Ordinary Shares or ITV Convertible Shares will be allotted or issued pursuant to the Ordinary Shareholder Schemes but they will be aggregated and sold in the market and the net cash proceeds of sale will be distributed to persons in accordance with their fractional entitlements.

Settlement of the Ordinary Shareholder Schemes

Subject to the Merger becoming effective (and except as provided in Part Nine of this document in relation to certain overseas Carlton Ordinary Shareholders and Granada Shareholders), settlement of the consideration to which any Carlton Ordinary Shareholder or Granada Shareholder is entitled under the Ordinary Shareholder Schemes will be effected in the following manner:

(A)	Ordinary Shareholder Scheme Shares in uncertificated form (that is, in CREST)

Where, at the Scheme Record Time, a Shareholder holds Ordinary Shareholder Scheme Shares in uncertificated form, the ITV Shares to which such Shareholder is entitled will be issued to such person in uncertificated form through CREST. ITV plc will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Shareholder with such person’s entitlement to ITV Shares at the commencement of dealings in ITV Shares.

As from the Effective Date, each holding of Carlton Ordinary Shares or Granada Shares credited to any stock account in CREST will be disabled and all Carlton Ordinary Shares and Granada Shares will be removed from CREST in due course.

ITV plc reserves the right to issue the ITV Shares referred to in this section 5(A) to all or any holders of Ordinary Shareholder Scheme Shares in certificated form in the manner referred to in section 5(B) below if, for any reason, it wishes to do so.

(B)	Carlton Ordinary Shares and Granada Shares in certificated form

Where, at the Scheme Record Time, a Shareholder holds Ordinary Shareholder Scheme Shares in certificated form, the ITV Shares to which such Shareholder is entitled will be issued in certificated form. Definitive certificates for ITV Shares, together with cheques in respect of fractional entitlements, will be despatched by first class post to the address appearing in the register of members of Carlton or Granada (as the case may be), at the Scheme Record Time or, in the case of joint holders, to the holder whose name stands first in that register in respect of the joint holding concerned. Definitive certificates are expected to be despatched by the fourteenth day following the Effective Date.

(C)	General

All documents and remittances sent to Shareholders in accordance with this section 5 will be sent at the risk of such Shareholders and will be sent by post.

Whether a Shareholder holds Ordinary Shareholder Scheme Shares in uncertificated form or in certificated form, any cash which may be due in respect of fractional entitlements to ITV Shares will be paid by cheque and will be despatched in the manner and at the time specified in section 5(B) above.

In relation to ITV Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such ITV Shares as referred to in section 5(B) above. Pending the issue of definitive certificates for such ITV Shares, former Carlton or Granada Shareholders wishing to register transfers of such ITV Shares may certify their share transfer forms against the register of members of ITV plc by contacting the ITV plc registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. On the registration of any such transfers, the transferee will receive an ITV plc share certificate.

As from the Effective Date each certificate representing a holding of Ordinary Shareholder Scheme Shares will cease to be of value and can be destroyed.

All mandates relating to the payment of dividends and other instructions given to Carlton by Carlton Ordinary Shareholders or Granada by Granada Shareholders in force at the Scheme Record Time relating to holdings of Ordinary Shareholder Scheme Shares will, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to ITV plc in respect of the corresponding ITV Ordinary Shares.

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Settlement of the Carlton Preference Shareholder Scheme

As soon as practicable after the Effective Date of the Carlton Preference Shareholder Scheme and in any event not more than 14 days thereafter, ITV plc will despatch or procure the despatch of cheques to all holders of Carlton Preference Scheme Shares on the register of holders of Carlton Preference Shares at the Scheme Record Time for the amount due to them under the Carlton Preference Shareholder Scheme, save that persons holding such shares in uncertificated form at the Scheme Record Time shall be paid within that period through the CREST system by the creation of an assured payment obligation (unless otherwise determined by ITV plc). All cheques required to be delivered under the Carlton Preference Shareholder Scheme will be made payable to the holders of Carlton Preference Scheme Shares or, in the case of joint holders, to the joint holder whose name stands first in the register of holders of Carlton Preference Shares at the Scheme Record Time. As from the Effective Date of the Carlton Preference Shareholder Scheme, (i) any holdings of Carlton Preference Shares credited to any stock account in CREST will be disabled and such shares will be removed from CREST in due course and (ii) each certificate representing a holding of Carlton Preference Shares will cease to be of value and can be destroyed.

6. United Kingdom taxation

The comments set out below summarise the UK tax treatment of Carlton Ordinary Shareholders and Granada Shareholders under the Ordinary Shareholder Schemes, of Carlton Preference Shareholders under the Carlton Preference Shareholder Scheme and of Granada Shareholders in respect of the Granada Redeemable Shares. They are based on current UK law and published Inland Revenue practice currently in force as at the date of this document.

The comments are intended as a general guide and apply only to Carlton Shareholders and/or Granada Shareholders who are resident or (if individuals) ordinarily resident for tax purposes in the UK, who hold Carlton Shares or Granada Shares as an investment and who are the absolute beneficial owners of those shares. These comments do not deal with certain types of shareholders, such as persons holding or acquiring shares in the course of trade, collective investment schemes and insurance companies. Carlton Shareholders and Granada Shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own professional advisers immediately.

Overseas holders of Carlton Shares and Granada Shares and holders of Carlton ADRs are referred to Part Nine of this document, which summarises certain UK and US tax consequences of the Schemes for such holders.

Carlton Ordinary Shareholders and Granada Shareholders

Taxation of capital gains

For the purposes of UK taxation of capital gains, the redesignation of Carlton Ordinary Shares into Carlton A Ordinary Shares, as described in paragraph 2 of this Part Two, will be regarded as a reorganisation of Carlton’s share capital. Accordingly, Carlton Ordinary Shareholders will not be treated as having disposed of their Carlton Ordinary Shares and no liability to UK tax on capital gains should arise in respect of this redesignation. The Carlton A Ordinary Shares will be treated as acquired for the same amount and at the same time as the Carlton Ordinary Shares were acquired.

Subject to the following paragraphs, for the purposes of UK taxation of capital gains, roll-over relief should be available to Carlton Ordinary Shareholders and Granada Shareholders in respect of the cancellation of their Carlton A Ordinary Shares and/or Granada Shares. Accordingly, Carlton Ordinary Shareholders and Granada Shareholders should not be treated as having made a disposal of their Carlton A Ordinary Shares and/or Granada Shares for the purposes of UK taxation of capital gains as a result of the cancellation, and the new ITV Shares issued to them should be treated as the same asset and having been acquired at the same time as the cancelled Carlton A Ordinary Shares and/or Granada Shares. The base cost of the Carlton A Ordinary Shares will be divided between the ITV Ordinary Shares and the ITV Convertible Shares in proportion to the respective market values of those shares on the Effective Date.

Carlton Ordinary Shareholders who, alone or together with persons connected with them, hold more than 5 per cent. of, or of any class of, Carlton Shares or debentures of Carlton and Granada Shareholders who, alone

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or together with persons connected with them, hold more than 5 per cent. of, or of any class of, Granada Shares or debentures of Granada will be eligible for the above treatment provided that the Carlton Ordinary Shareholder Scheme or the Granada Scheme, as applicable, is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is an avoidance of liability to capital gains tax or corporation tax. Carlton Ordinary Shareholders and Granada Shareholders are advised that application for clearance has been made under section 138 of the Taxation of Chargeable Gains Act 1992 for confirmation that the Inland Revenue is satisfied that the Carlton Ordinary Shareholder Scheme and the Granada Scheme will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangements. On the basis that such clearance is obtained, any such Carlton Ordinary Shareholders and Granada Shareholders should be treated in the manner described above. The Merger is not conditional on receipt of such clearance.

To the extent that Carlton Ordinary Shareholders receive cash in respect of fractional entitlements to ITV Shares and do not receive ITV Shares, this will generally be treated as a disposal of Carlton A Ordinary Shares for the purposes of UK taxation of capital gains which may, depending on the shareholder’s individual circumstances, give rise to a liability to UK taxation on capital gains. Carlton Ordinary Shareholders who receive cash and also receive ITV Shares should not generally be treated as making a disposal or part disposal of their Carlton A Ordinary Shares in respect of the receipt of cash. Instead the cash received should be deducted from the base cost otherwise attributable to the ITV Shares for the purposes of UK taxation of capital gains.

A subsequent disposal of all or any ITV Shares acquired under the Carlton Ordinary Shareholder Scheme or the Granada Scheme may result in a liability to UK taxation depending on individual circumstances. Further details on the UK tax treatment of holders of ITV Shares are set out in paragraph 18 of Part 8 of the Listing Particulars.

No UK tax liability in respect of capital gains should arise on a conversion of ITV Convertible Shares held by an ITV Convertible Shareholder into ITV Ordinary Shares. The relevant ITV Convertible Shareholders should not be treated as having made a disposal of their ITV Convertible Shares for the purposes of UK taxation of capital gains and the ITV Ordinary Shares issued to them should be treated as the same asset and as acquired for the same amount and at the same time as their ITV Convertible Shares.

To the extent that, on conversion, ITV Convertible Shareholders receive cash in respect of fractional entitlements to ITV Ordinary Shares and do not receive ITV Ordinary Shares, this will generally be treated as a disposal of ITV Convertible Shares for the purposes of UK taxation of capital gains which may, depending on the shareholder’s individual circumstances, give rise to a liability to UK taxation on capital gains. ITV Convertible Shareholders who, on conversion, receive cash and also receive ITV Ordinary Shares should not generally be treated as making a disposal or part disposal of their ITV Convertible Shares in respect of the receipt of cash. Instead the cash received should be deducted from the base cost otherwise attributable to the ITV Ordinary Shares for the purposes of UK taxation of capital gains.

Taxation of dividends

The UK tax position of Carlton Ordinary Shareholders and Granada Shareholders in respect of dividends paid by ITV plc will be similar to that which would have applied had they continued to hold and receive dividends on their Carlton Ordinary Shares and/or Granada Shares. Further information about the UK tax treatment of dividends paid on ITV Ordinary Shares is set out in paragraph 18 of Part 8 of the Listing Particulars.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax (“SDRT”) should generally be payable by Carlton Ordinary Shareholders on the redesignation of their Carlton Ordinary Shares into Carlton A Ordinary Shares or by Carlton Ordinary Shareholders or Granada Shareholders on the cancellation of the Carlton A Ordinary Shares and/or Granada Shares or the issue of ITV Shares under the Carlton Ordinary Shareholder Scheme or the Granada Scheme. Special rules may apply to shares held in or issued into depository receipt or clearance service arrangements, although no UK stamp duty or SDRT should generally be payable by holders of Carlton ADRs on the issue of ITV Shares under the Carlton Ordinary Shareholder Scheme.

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Granada Redeemable Shares

The issue of Granada Redeemable Shares should constitute a reorganisation of share capital and as such not be treated as a disposal of Granada Shares for capital gains tax purposes. Each Granada Shareholder’s tax base cost in its original Granada Shares will be apportioned between the Granada Shares and the Granada Redeemable Shares on a market value basis.

The redemption of Granada Redeemable Shares may give rise to a chargeable gain or allowable loss depending upon the Granada Shareholder’s tax base cost in its original Granada Shares.

Neither the receipt of the Granada Redeemable Shares nor the receipt of cash on their redemption should constitute a distribution chargeable to tax as income in the hands of Granada Shareholders.

Carlton Preference Shareholders

Taxation of capital gains

Carlton Preference Shareholders who are within the charge to UK taxation on capital gains will make a disposal for the purposes of UK taxation of capital gains upon acceptance of the Carlton Preference Shareholder Scheme. Carlton Preference Shareholders may therefore realise a chargeable gain or allowable loss for the purposes of UK taxation of capital gains, depending on the shareholder’s own circumstances.

Carlton Preference Shareholders who are neither resident nor ordinarily resident in the UK for tax purposes are not subject to UK taxation on capital gains unless they carry on a trade (which includes profession or vocation) in the UK through a branch, agency or (in the case of corporate shareholders) permanent establishment and their Carlton Preference Shares are or have been used, held or acquired for the purposes of such trade or branch, agency or permanent establishment.

Carlton Preference Shareholders who are individuals, who have, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who dispose of their Carlton Preference Shares pursuant to the Carlton Preference Shareholder Scheme during that period may be liable on their return to UK taxation on capital gains (subject to any available exemption or relief).

Stamp duty

No UK stamp duty or SDRT should be payable by Carlton Preference Shareholders on the cancellation of their Carlton Preference Shares.

7. Share Schemes

The effects of the Carlton Ordinary Shareholder Scheme and the Granada Scheme in relation to Carlton Share Schemes and Granada Share Schemes are described in section 11 of the letter from the Chairmen of Carlton and Granada in Part One of this document.

8. Financial effects

Under the terms of the Ordinary Shareholder Schemes, Granada Shareholders and Carlton Ordinary Shareholders will be exchanging their holdings of Granada Shares and Carlton Ordinary Shares for ITV Ordinary Shares which currently have no listing, but which will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange. No dividend has been declared on the ITV Ordinary Shares. In these circumstances, no comparison of capital or income values can be made and accordingly it is not possible to indicate the effects of the Merger on capital or income values.

Also under the terms of the Ordinary Shareholder Schemes, Carlton Ordinary Shareholders will receive ITV Convertible Shares which will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange. The ITV Convertible Shares will convert into ITV Ordinary Shares, on a one-for-one basis (subject to adjustments), provided that the following conditions have been satisfied:

(a)	the closing middle market price of an ITV Ordinary Share on at least 60 of the 90 days on which the London Stock Exchange is open for business up to (but not including) 1 January 2006 exceeds 140 pence; and

(b)	the Basic Earnings Per Ordinary ITV Share (as defined in Part 7 of the Listing Particulars) for the year ending 30 September 2005 is equal to or greater than 6.26 pence.

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Typically, convertible instruments do not have an earnings hurdle condition and on this basis it is possible to derive a theoretical valuation of such instruments. In the case of the ITV Convertible Shares, a valuation has not been included in this document as the existence of the earnings hurdle makes it difficult to place a theoretical valuation on the shares. Further information on the ITV Convertible Shares is contained in Part 7 of the Listing Particulars.

9. Overseas holders and holders of Carlton ADRs

Overseas holders of Carlton Shares and Granada Shares and holders of Carlton ADRs should refer to Part Nine of this document which contains important information relevant to such holders.

10. Actions to be taken

Actions to be taken by Carlton Ordinary Shareholders

The Carlton Ordinary Shareholder Scheme will require approval at a meeting of Carlton Ordinary Shareholders convened by order of the Court to be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 10.00 a.m. on 13 January 2004. The approval required at this meeting is that those voting to approve the Carlton Ordinary Shareholder Scheme must:

(A)	represent a simple majority in number of those Carlton Ordinary Shareholders present and voting in person or by proxy; and

(B)	also represent three-fourths in value of the Carlton Ordinary Shares held by those Carlton Ordinary Shareholders present and voting in person or by proxy.

The Carlton Ordinary Shareholder Scheme requires the sanction of the Court which will follow a hearing at which all Carlton Ordinary Shareholders may be present and be heard in person or through representation to support or oppose the sanctioning of the Carlton Ordinary Shareholder Scheme. Implementation of the Carlton Ordinary Shareholder Scheme and the Carlton Preference Shareholder Scheme will also require approval by special resolutions at the Carlton EGM to be held immediately after the Carlton Court Meetings. If the Carlton Ordinary Shareholder Scheme becomes effective it will be binding on all holders of Carlton Ordinary Shareholder Scheme Shares, including any holders who did not vote to approve the Carlton Ordinary Shareholder Scheme. Further details of the resolution being proposed are set out in paragraph 2 of this Part Two.

Certain resolutions are being proposed at the Carlton EGM to facilitate implementation of the Merger, including a resolution to redesignate the Carlton Ordinary Shareholder Scheme Shares into Carlton A Ordinary Shares. This is being proposed to allow the Carlton Ordinary Shareholder Scheme to be implemented without the need to obtain any consents or approvals additional to those set out in Part Three of this document and is outlined in more detail in paragraph 2 above.

Carlton Ordinary Shareholders will find enclosed with this document a yellow-cornered form of proxy and a white form of proxy. The yellow-cornered form of proxy is to be used in connection with the Carlton Ordinary Shareholder Court Meeting and the white form of proxy is to be used in connection with the Carlton EGM. Whether or not you intend to attend these meetings please complete and sign both forms of proxy and return them in the reply-paid envelope provided in accordance with the instructions printed thereon to Carlton’s registrars, Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the yellow-cornered form of proxy relating to the Carlton Ordinary Shareholder Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Carlton Ordinary Shareholder Court Meeting at the Carlton Ordinary Shareholder Court Meeting. However, in the case of the Carlton EGM, if the white form of proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that form of proxy, it will be invalid. The completion and return of either form of proxy will not preclude you from attending the Carlton Ordinary Shareholder Court Meeting or the Carlton EGM and voting in person, if you so wish.

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It is important that, for the Carlton Ordinary Shareholder Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Carlton Ordinary Shareholder opinion. You are therefore strongly urged to complete and return your forms of proxy as soon as possible.

Holders of Carlton ADRs should refer to Part Nine for information relevant to such holders.

Actions to be taken by Carlton Preference Shareholders

The Carlton Preference Shareholder Scheme will require approval at a meeting of Carlton Preference Shareholders convened by order of the Court to be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 10.10 a.m. (or as soon thereafter as the Carlton Ordinary Shareholder Court Meeting shall have concluded or been adjourned) on 13 January 2004. The approval required at this meeting is that those voting to approve the Carlton Preference Shareholder Scheme must:

(A)	represent a simple majority in number of those Carlton Preference Shareholders present and voting in person or by proxy; and

(B)	also represent three-fourths in value of the Carlton Preference Shares held by those Carlton Preference Shareholders present and voting in person or by proxy.

The Carlton Preference Shareholder Scheme requires the sanction of the Court which will follow a hearing at which all Carlton Preference Shareholders may be present and be heard in person or through representation to support or oppose the sanctioning of the Carlton Preference Shareholder Scheme. If the Carlton Preference Shareholder Scheme becomes effective it will be binding on all holders of Carlton Preference Scheme Shares, including any holders who did not vote to approve the Carlton Preference Shareholder Scheme. Further details of the resolution being proposed are set out in paragraph 2 of this Part Two.

Carlton Preference Shareholders will find enclosed with this document a blue-cornered form of proxy to be used in connection with the Carlton Preference Shareholder Court Meeting. Whether or not you intend to attend the Carlton Preference Shareholder Court Meeting please complete and sign the form of proxy and return it in the reply-paid envelope in accordance with the instructions printed thereon to Carlton’s registrars, Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the form of proxy is not lodged by the relevant time, it may be handed to the Chairman of the Carlton Preference Shareholder Court Meeting at the Carlton Preference Shareholder Court Meeting. The completion and return of the form of proxy will not preclude you from attending the Carlton Preference Shareholder Court Meeting and voting in person, if you so wish.

It is important that, for the Carlton Preference Shareholder Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Carlton Preference Shareholder opinion. You are therefore strongly urged to complete and return your forms of proxy as soon as possible.

Actions to be taken by Granada Shareholders

The Granada Scheme will require approval at a meeting of Granada Shareholders convened by order of the Court to be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3.00 p.m. on 13 January 2004. The approval required at this meeting is that those voting to approve the Granada Scheme must:

(A)	represent a simple majority in number of those Granada Shareholders present and voting in person or by proxy; and

(B)	also represent three-fourths in value of the Granada Shares held by those Granada Shareholders present and voting in person or by proxy.

The Granada Scheme requires the sanction of the Court which will follow a hearing at which all Granada Shareholders may be present and be heard in person or through representation to support or oppose the

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sanctioning of the Granada Scheme. Implementation of the Granada Scheme will also require approval by special resolution at the Granada EGM to be held immediately after the Granada Court Meeting. If the Granada Scheme becomes effective it will be binding on all holders of Granada Scheme Shares, including any holders who did not vote to approve the Granada Scheme. Further details of the resolution being proposed are set out in paragraph 2 of this Part Two.

Granada Shareholders will find enclosed with this document a pink form of proxy and a green form of proxy. The pink form of proxy is to be used in connection with the Granada Court Meeting and the green form of proxy is to be used in connection with the Granada EGM. Whether or not you intend to attend these meetings please complete and sign both forms of proxy and return them to the address on the reverse of the card in accordance with the instructions printed thereon to Granada’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant meeting.

If the pink form of proxy relating to the Granada Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Granada Court Meeting at the Granada Court Meeting. However, in the case of the Granada EGM, if the green form of proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that form of proxy, it will be invalid. The completion and return of either form of proxy will not preclude you from attending the Granada Court Meeting or the Granada EGM and voting in person, if you so wish.

It is important that, for the Granada Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Granada Shareholder opinion. You are therefore strongly urged to complete and return your forms of proxy as soon as possible.

11. Further information

The terms of the Carlton Ordinary Shareholder Scheme are set out in full in Part Four of this document, the terms of the Carlton Preference Shareholder Scheme are set out in full in Part Five of this document and the terms of the Granada Scheme are set out in full in Part Six of this document. Further information regarding Carlton, Granada and ITV plc is set out in the Listing Particulars. Documents available for inspection are listed in paragraph 22 of Part 8 of the Listing Particulars.

Yours faithfully,

for and on behalf of

UBS Limited		Lazard & Co., Limited

Robin Budenberg Managing Director	Simon Warshaw Managing Director	Nicholas Shott Managing Director	Edward Mason Director

Jonathan Bewes Executive Director

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PART THREE: CONDITIONS TO THE SCHEMES AND TO THE MERGER

1.	Conditions

1.1	The Merger is conditional upon the Carlton Ordinary Shareholder Scheme and the Granada Scheme becoming unconditional and effective by 31 March 2004 or such later date as Granada, Carlton and the Court may agree.

1.2	The Carlton Ordinary Shareholder Scheme is conditional upon:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of Carlton Ordinary Shareholder Scheme Shares present and voting either in person or by proxy at the Carlton Ordinary Shareholder Court Meeting;

(b)	resolution 1 contained in the notice of Carlton EGM set out in pages 84 to 87 of this document being passed at the Carlton EGM;

(c)	(i) the sanction of the Carlton Ordinary Shareholder Scheme (with or without modification) and confirmation of any reduction of capital involved therein by the Court and (ii) an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and the Order confirming any reduction of capital involved in the Carlton Ordinary Shareholder Scheme being registered by him;

(d)	the Granada Scheme becoming unconditional; and

(e)	the ITV Ordinary Shares being admitted (i) to the Official List and such admission becoming effective in accordance with the Listing Rules and (ii) to trading on the London Stock Exchange’s market for listed securities and such admission becoming effective in accordance with the Standards, or the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively.

1.3	The Granada Scheme is conditional upon:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of Granada Scheme Shares present and voting either in person or by proxy at the Granada Court Meeting;

(b)	resolution 1 contained in the notice of Granada EGM set out in pages 89 to 92 of this document being passed at the Granada EGM;

(c)	(i) the sanction of the Granada Scheme (with or without modification) and confirmation of any reduction of capital involved therein by the Court and (ii) an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and the Order confirming any reduction of capital involved in the Granada Scheme being registered by him;

(d)	the Carlton Ordinary Shareholder Scheme becoming unconditional save for the conditions set out in 1.2(c)(ii) and 1.2(d) above; and

(e)	the ITV Ordinary Shares being admitted (i) to the Official List and such admission becoming effective in accordance with the Listing Rules and (ii) to trading on the London Stock Exchange’s market for listed securities and such admission becoming effective in accordance with the Standards, or the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively.

1.4	Granada and Carlton have agreed that, subject as stated in paragraph 2 below, the Merger will also be conditional upon the following matters and accordingly the necessary action to make the Carlton Ordinary Shareholder Scheme and the Granada Scheme effective will only be taken if the following conditions are satisfied or waived in accordance with paragraph 2 below:

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(a)	so far as may be necessary in order to effect the Merger, the ITC indicating in terms reasonably satisfactory to Granada and Carlton that, as a result of the Merger, the ITC will not:

(i)	suspend or revoke any Licence; or

(ii)	require the holder of any Licence to take any action in connection therewith which would have a material adverse effect on the Merged Group taken as a whole;

(b)	the ITV Convertible Shares being admitted (i) to the Official List and such admission becoming effective in accordance with the Listing Rules and (ii) to trading on the London Stock Exchange’s market for listed securities and such admission becoming effective in accordance with the Standards, or the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively;

(c)	the Merger Agreement not having been terminated in accordance with its terms;

(d)	the expiry or earlier termination of all applicable waiting periods (including any voluntary extensions thereof) under the United States Hart Scott-Rodino Antitrust Improvements Act of 1976 and the regulations made thereunder;

(e)	all Authorisations necessary and material in the context of the Merged Group for or in respect of the Merger and the implementation of the Ordinary Shareholder Schemes having been obtained in terms and in a form reasonably satisfactory to Granada and Carlton and, where the absence or withdrawal of any such Authorisations would, in the reasonable opinion of Granada and Carlton have a material adverse effect on the Merged Group, all such Authorisations remaining in full force and effect and there having been no intimation of any intention to revoke or not renew any of them and all necessary waiting periods (including any extension thereof) under any applicable legislation or regulation of any jurisdiction having expired or been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger in any jurisdiction have been complied with;

(f)	there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Granada Group or the Wider Carlton Group is a party or by or to which any such member may be bound or be subject (save for any arrangement, agreement, licence or other instrument granted by the ITC, Ofcom or the OFT, or to which the ITC, Ofcom or the OFT is a party) which would or might in the opinion of Granada or Carlton (acting reasonably) as a consequence of the Merger or the Ordinary Shareholder Schemes and to an extent which is material in the context of the Merged Group result in:

(i)	any monies borrowed by, or any other indebtedness of, any member of the Wider Granada Group or the Wider Carlton Group being repayable or capable of being declared repayable prior to their stated maturity; or

(ii)	any such arrangement, agreement, licence or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Granada Group or the Wider Carlton Group, being or becoming capable of being terminated or adversely modified or affected, in each case as a consequence of the Merger or the Ordinary Shareholder Schemes and save as disclosed by Granada or Carlton to the other prior to 16 October 2002;

(g)	Granada not having discovered regarding Carlton and Carlton not having discovered regarding Granada:

(i)	any financial, business or other information in relation to circumstances existing prior to 16 October 2002 which is material in the context of the Merger and which has not been disclosed publicly by or on behalf of any member of the relevant group or otherwise disclosed by Granada or Carlton to the other prior to such date;

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(ii)	that any financial, business or other information disclosed publicly at any time by any member of the relevant group prior to 16 October 2002 is misleading or contains any misrepresentations of fact or omits to state a fact necessary to make the information contained therein complete and not misleading and which in any such case is materially adverse in the context of the Merger; or

(iii)	that any member of the relevant group is subject to any liability, contingent or otherwise, which has not been disclosed or reflected in the last published audited consolidated financial statement of the relevant group or has not otherwise been publicly disclosed or disclosed by Granada or Carlton to the other prior to 16 October 2002 and which is material in the context of the Merger;

(h)	save as publicly announced by Granada or Carlton prior to 16 October 2002 or as contemplated by the joint press announcement dated 16 October 2002 or this document, no member of the Granada Group and no member of the Carlton Group having, since 30 September 2001, being, as at the time of the announcement of the Merger, the date to which the latest audited report and accounts of Granada and Carlton were made up:

(i)	issued or authorised or proposed the issue of additional shares of any class or securities convertible into, or rights, warrants or options to subscribe for or acquire any such shares or convertible securities (save as between Granada and Carlton respectively and their respective wholly-owned subsidiaries or for options granted and any shares in Granada or Carlton respectively issued upon exercise of options granted prior to 16 October 2002 under or pursuant to the Granada Share Schemes or the Carlton Share Schemes or as agreed between Granada and Carlton from time to time) or redeemed, purchased or reduced any of its shares or other securities (or agreed to do so) to an extent which is material in the context of the Granada Group or Carlton Group respectively, each taken as a whole;

(ii)	recommended, declared, paid or made or proposed the recommendation, declaration, paying or making of, any dividend, bonus or other distribution, whether payable in cash or otherwise (other than a Regular Dividend (as defined in 3(c) below) or distributions between one member or the relevant group and another such member);

(iii)	or authorised proposed or announced its intention to propose any merger or any other change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the Granada Group or the Carlton Group respectively, each taken as a whole;

(iv)	issued or proposed the issue of any debentures or, save in the ordinary course of business, incurred or increased any indebtedness or contingent liability of an aggregate amount which might materially adversely affect the Granada Group or the Carlton Group respectively, each taken as a whole;

(v)	entered into any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is not in the ordinary course of business or is of a long-term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Granada Group or the Carlton Group respectively, each taken as a whole; or

(vi)	taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver or similar officer over all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or any analogous person in any jurisdiction appointed in each case which is materially adverse in the context of the Granada Group or the Carlton Group respectively, each taken as a whole;

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(i)	since 30 September 2001, being, as at the time of the announcement of the Merger, the date to which the last published audited report and accounts of Carlton were made up and otherwise as publicly disclosed by Carlton or as disclosed by Carlton to Granada prior to 16 October 2002:

(i)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Carlton Group is a party (whether as claimant or defendant or otherwise) in each case which is material and adverse in the context of the Carlton Group taken as a whole, having been instituted, threatened or remaining outstanding; or

(ii)	there having been no material adverse change in the business, financial or trading position of the Carlton Group, taken as a whole; and

(j)	since 30 September 2001, being, as at the time of the announcement of the Merger, the date to which the last published audited report and accounts of Granada were made up and otherwise as publicly disclosed by Granada or as disclosed by Granada to Carlton prior to 16 October 2002:

(i)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Granada Group is a party (whether as claimant or defendant or otherwise) in each case which is material and adverse in the context of the Granada Group taken as a whole, having been instituted, threatened or remaining outstanding; or

(ii)	there having been no material adverse change in the business, financial or trading position of any member of the Granada Group, taken as a whole.

1.5	The Carlton Preference Shareholder Scheme is conditional upon:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of Carlton Preference Scheme Shares present and voting either in person or by proxy at the Carlton Preference Shareholder Court Meeting;

(b)	resolution 2 contained in the notice of Carlton EGM set out in pages 84 to 87 of this document being passed at the Carlton EGM;

(c)	the Carlton Ordinary Shareholder Scheme and the Granada Scheme becoming unconditional save for the condition set out in 1.2(c)(ii); and

(d)	(i) the sanction of the Carlton Preference Shareholder Scheme (with or without modification) and confirmation of any reduction of capital involved therein by the Court and (ii) an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and the Order confirming any reduction of capital involved in the Carlton Preference Shareholder Scheme being registered by him.

2.	Waiver and miscellaneous

2.1	Granada and Carlton, acting together, may waive, in whole or in part, all or any of the conditions contained in paragraphs 1.4(a) and (c) to (e). Granada reserves the right to waive, in whole or in part, all or any of the conditions contained in paragraphs 1.4(f) to (h) above, so far as they relate to Carlton, and in paragraph 1.4(i) above. Carlton reserves the right to waive, in whole or in part, all or any of the conditions contained in paragraphs 1.4(f) to (h) above, so far as they relate to Granada, and in paragraphs 1.4(b) and (j) above.

2.2	The Merger will be governed by English law. The rules of the City Code will, so far as they are appropriate, apply to the Merger.

2.3	The Merger will lapse and the Schemes will not proceed if, after the date of this document and before the date of the Court Meetings, the Merger is referred to the Competition Commission.

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3.	For the purposes of these Conditions:

(a)	“Authorisations” means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions, exemptions and approvals provided that for the purposes of condition 1.4(e), none of the foregoing in relation to the OFT, the Competition Commission and the Secretary of State shall be included within the definition of “Authorisations”;

(b)	“instrument” means any arrangement, agreement, lease, licence, permit, franchise or other instrument; and

(c)	“Regular Dividend” means:

(i)	in relation to Carlton:

(1)	the final dividend of 5p per Carlton Ordinary Share for the year ended 30 September 2002;

(2)	the interim dividend of 2p per Carlton Ordinary Share for the six months ended 31 March 2003; and

(3)	the second interim dividend of 2p per Carlton Ordinary Share for the 12 months ended 30 September 2003;

(ii)	in relation to Granada:

(1)	the final dividend of 1p per Granada Share for the year ended 30 September 2002;

(2)	the interim dividend of 1p per Granada Share for the six months ended 31 March 2003; and

(3)	the second interim dividend of 1p per Granada Share for the 12 months ended 30 September 2003.

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PART FOUR: THE CARLTON ORDINARY SHAREHOLDER SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT

No. 7413 of 2003

IN THE MATTER of CARLTON COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT (under section 425 of the Companies Act 1985)

between

CARLTON COMMUNICATIONS PLC

AND

THE HOLDERS OF THE CARLTON ORDINARY SHAREHOLDER SCHEME SHARES (as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“business day”	means a day on which London Stock Exchange plc is open for the transaction of business;

“Carlton”	Carlton Communications Plc incorporated in England and Wales with registered number 00348312;

“Carlton A Ordinary Shares”	A ordinary shares of 5 pence each in the capital of Carlton having the rights and being subject to the restrictions specified in article 3B of the articles of association of Carlton to be adopted pursuant to clause 1 of the Scheme;

“Carlton Ordinary Shares”	ordinary shares of 5 pence each in the capital of Carlton;

“Carlton Relevant Holders”	holders of Carlton Ordinary Shareholder Scheme Shares whose names appear in the register of members of Carlton at the Scheme Record Time;

“Carlton Ordinary Shareholder Scheme Shares”	other than in clauses 2 and 3 of this Scheme:

(i)	the Carlton Ordinary Shares in issue at the date of this document;

(ii)	any Carlton Ordinary Shares issued after the date of this document and prior to the Voting Record Time; and

(iii)	any Carlton Ordinary Shares issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date in respect of which the original or any subsequent

35

holder thereof shall be bound by the Carlton Ordinary Shareholder Scheme or shall by such time have agreed in writing to be bound by the Carlton Ordinary Shareholder Scheme,

(in each case excluding any ITV-held Carlton Ordinary Shares), and for the purposes of clauses 2 and 3 of this Scheme, the Carlton A Ordinary Shares into which the Carlton Ordinary Shares referred to in (i), (ii) and (iii) above shall have been redesignated pursuant to clause 1 of this Scheme;

“certificated form” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of holders of the Carlton Ordinary Shares convened by direction of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;

“CRESTCo”	CRESTCo Limited;

“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;

“holder”	a registered holder and includes any person(s) entitled by transmission;

“ITV plc”	ITV plc, incorporated in England and Wales with registered number 4967001;

“ITV Convertible Shares”	convertible shares of 10 pence each in the capital of ITV plc;

“ITV Ordinary Shares”	ordinary shares of 10 pence each in the capital of ITV plc;

“ITV-held Carlton Ordinary Shares”	Carlton Ordinary Shares held by ITV plc, including the two Carlton Ordinary Shares held by ITV plc at the date of this document;

“Order”	the order of the Court sanctioning this Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time”	6.00 p.m. on the business day before the Effective Date;

“Shareholder”	a holder of Carlton Ordinary Shareholder Scheme Shares;

“uncertificated form” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and

“Voting Record Time”	6.00 p.m. on the day which is two days before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time fixed for any such adjournment.

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(B)	The authorised share capital of Carlton at the date of this Scheme is £69.5 million divided into 1,221,317,551 ordinary shares of 5 pence each and 168,682,449 cumulative convertible redeemable preference shares of 5 pence each and US$150,000 divided into 15,000,000 dollar denominated redeemable preference shares of US$0.01 each. As at 4 December 2003, 671,960,088 ordinary shares had been issued and were fully paid up and the remainder were unissued and 163,532,321 cumulative convertible redeemable preference shares had been issued and were fully paid up and the remainder were unissued.

(C)	ITV plc was incorporated on 18 November 2003 under the Companies Act 1985 as a private company limited by shares with the name 2232nd Single Member Shelf Investment Company Limited. The name of the company was changed to ITV plc and it was re-registered as a public limited company on 3 December 2003 under the Companies Act 1985.

(D)	The authorised share capital of ITV plc at the date of this Scheme is £600,000,000 divided into 5,854,500,000 ordinary shares of 10 pence each, 50,000 redeemable preference shares of £1 each and 145,000,000 convertible shares of 10 pence each of which twenty ordinary shares have been issued and are fully paid up, 49,998 redeemable preference shares have been issued as partly paid and the remainder are unissued.

(E)	As at the date of this Scheme, ITV plc held two Carlton Ordinary Shares.

(F)	ITV plc has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

1.	Redesignation of Carlton Ordinary Shares

The Carlton Ordinary Shareholder Scheme Shares shall be redesignated from Carlton Ordinary Shares to Carlton A Ordinary Shares having the rights and being subject to the restrictions set out in the new article 3B set out below and the articles of association of the Company shall be amended accordingly:

“(A)	The A Ordinary shares shall have the same rights as and rank pari passu in all respects with the Ordinary shares save that:

(i)	the holders of the A Ordinary shares shall be entitled to receive a maximum amount of £100,000 per A Ordinary share on any distribution of assets of the Company on a winding up of the Company or other return of capital; and

(ii)	the holders of the A Ordinary shares shall be entitled to receive a maximum amount of £100,000 per A Ordinary share in respect of any distribution out of the profits of the Company available for distribution and resolved to be distributed.

(B)	If the scheme of arrangement dated 8 December 2003 between the Company and the holders of the Ordinary shares (the “Scheme”) together with the reduction of capital involved therein has not become effective within 14 days of the Order Date (as defined in the Scheme), this article 3B shall be revoked and shall cease to have any effect and all of the A Ordinary shares and the Ordinary shares of the Company shall rank pari passu and form one uniform class of Ordinary shares.”

2.	Cancellation of Carlton Ordinary Shareholder Scheme Shares

(A)	Forthwith and contingently on the redesignation referred to in clause 1 taking effect, the share capital of Carlton shall be reduced by cancelling and extinguishing the Carlton Ordinary Shareholder Scheme Shares.

(B)	Forthwith and contingently upon the reduction of capital referred to in sub-clause (A) of this clause 2 taking effect:

(i)	the share capital of Carlton shall be increased to its former amount by the creation of such number of new Carlton Ordinary Shares as shall be equal to the number of Carlton Ordinary Shareholder Scheme Shares cancelled as aforesaid; and

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(ii)	Carlton shall apply the reserve arising as a result of such reduction of capital in paying up in full at par the new Carlton Ordinary Shares created pursuant to sub-clause (B)(i) of this clause 2 which shall be allotted and issued credited as fully paid to ITV plc and/or its nominee(s).

3.	Consideration for the cancellation of Carlton Ordinary Shareholder Scheme Shares

In consideration for the cancellation of the Carlton Ordinary Shareholder Scheme Shares and the issue of the new Carlton Ordinary Shares to ITV plc and/or its nominee(s) referred to in sub-clause 2(B), ITV plc shall, subject to clause 4(D), allot and issue ITV Ordinary Shares and ITV Convertible Shares credited as fully paid to and amongst the Carlton Relevant Holders on the following basis:

for each Carlton Ordinary Shareholder Scheme Share 1.9386 ITV Ordinary Shares 0.1835 ITV Convertible Shares

PROVIDED that no fraction of an ITV Ordinary Share or an ITV Convertible Share shall be allotted to any holder of Carlton Ordinary Shareholder Scheme Shares, but all fractions to which, but for this proviso, holders of Carlton Ordinary Shareholder Scheme Shares would have been entitled shall be aggregated and sold in the market as soon as practicable following the Effective Date and the net proceeds of sale shall be paid to the holders of Carlton Ordinary Shareholder Scheme Shares entitled thereto in due proportions.

4.	Allotment and issue of ITV Ordinary Shares and ITV Convertible Shares

(A)	The ITV Ordinary Shares to be issued pursuant to clause 3 shall rank pari passu with all other ITV Ordinary Shares in issue on the Effective Date and shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the ordinary share capital of ITV plc.

(B)	Immediately after the Scheme becomes effective, ITV plc shall make all such allotments of and shall issue such ITV Ordinary Shares and ITV Convertible Shares as are required to be issued to give effect to this Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clause (C), but subject to sub-clause (D), of this clause 4.

(C)	Settlement of the consideration shall be effected as follows:

(i)	In respect of a holding of Carlton Ordinary Shareholder Scheme Shares in uncertificated form at the Scheme Record Time, the ITV Ordinary Shares and any ITV Convertible Shares to which the Carlton Relevant Holder is entitled shall be issued in uncertificated form. ITV plc shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Carlton Relevant Holder with such Carlton Relevant Holder’s entitlement to ITV Ordinary Shares and any ITV Convertible Shares. ITV plc reserves the right to settle all or any part of the consideration referred to in this sub-clause (C)(i) for all or any Carlton Relevant Holders in the manner referred to in sub-clause (C)(ii) of this clause 4 if, for any reason, it wishes to do so.

(ii)	In respect of a holding of Carlton Ordinary Shareholder Scheme Shares in certificated form at the Carlton Scheme Record Time, the ITV Ordinary Shares and any ITV Convertible Shares to which the Carlton Relevant Holder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued by the fourteenth day following the Effective Date.

(iii)	Any cash which may be due in respect of fractional entitlements to ITV Convertible Shares or ITV Ordinary Shares will be paid by cheque in sterling drawn on a UK clearing bank despatched by post by the fourteenth day following the Effective Date.

(D)	(i)	The provisions of this clause 4 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Carlton Ordinary Shareholder Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, ITV plc is advised that the allotment and/or issue of ITV Ordinary Shares and/or ITV Convertible Shares pursuant to this clause 4 would infringe the laws of such jurisdiction or would or may require ITV plc to observe any governmental or other consent or any registration, filing or

38

other formality, with which ITV plc is unable to comply or which ITV plc regards as unduly onerous to comply with, ITV plc may, in its sole discretion, either:

(a)	determine that ITV Ordinary Shares and/or ITV Convertible Shares shall not be allotted and issued to such holder under this clause 4 but shall instead be allotted and issued to a nominee appointed by ITV plc as trustee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the ITV Ordinary Shares and/or ITV Convertible Shares so allotted and issued at the best price which can reasonably be obtained and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) by sending a cheque or creating an assured payment obligation in accordance with the provisions of sub-clause (D)(ii) of this clause 4. In the absence of bad faith or wilful default, none of Carlton, ITV plc or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b)	determine that ITV Ordinary Shares and/or ITV Convertible Shares shall be sold, in which event the ITV Ordinary Shares and/or ITV Convertible Shares shall be issued to such holder and ITV plc shall appoint a person to act pursuant to this sub-clause (D)(i)(b) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which ITV plc has made such determination shall as soon as practicable following the Effective Date be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or creating an assured payment obligation in accordance with the provisions of sub-clause (D)(ii) of this clause 4. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Carlton, ITV plc or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(ii)	(a)	In the case of Carlton Ordinary Shareholder Scheme Shares in uncertificated form at the Scheme Record Time, ITV plc shall on behalf of the nominee or person appointed pursuant to sub-clause (D)(i) of this clause 4 make any cash payment pursuant to sub-clause (D)(i) of this clause 4 by arranging for the creation of an assured payment obligation in favour of the payment bank of the Carlton Relevant Holders of such Carlton Ordinary Shareholder Scheme Shares in accordance with the CREST assured payment arrangements (as set out in the CREST Manual) provided that ITV plc may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a UK clearing bank despatched by post and in such case sub-clause (D)(ii)(b) of this clause 4 shall apply, to the extent it is appropriate; or

(b)	in the case of Carlton Ordinary Shareholder Scheme Shares in certificated form at the Scheme Record Time, ITV plc shall on behalf of the nominee or person appointed pursuant to sub-clause (D)(i) of this clause 4 make any cash payment pursuant to sub-clause (D)(i) of this clause 4 by delivering to the persons respectively entitled thereto. or as they may direct, cheques in sterling drawn on a UK clearing bank by post by the fourteenth day following the Effective Date.

(E)	All deliveries of notices, documents of title and cheques required to be made by this clause or by clause 2 of this Scheme shall be effected by posting the same by first-class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said register of members in respect of the joint holding) at the Scheme Record Time.

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(F)	Neither Carlton nor ITV plc shall be responsible for any loss or delay in the transmission of the documents of title or cheques posted in accordance with sub-clauses (C), (D) or (E) which shall be posted at the risk of the addressee.

(G)	All cheques and warrants shall be made payable to the holder, or in the case of joint holders, to the person to whom in accordance with the foregoing provisions of this clause 4 the envelope containing the same is addressed and the encashment of any such cheque or warrant of the creation of any such assured payment obligation as is referred to in sub-clause (D) of this clause 4 shall be a complete discharge to ITV plc for the moneys represented thereby.

(H)	Prior to the issue of new share certificates in respect of ITV Ordinary Shares and ITV Convertible Shares to Carlton Relevant Holders pursuant to sub-clause (C)(ii) of this clause 4, transfers of the new ITV Ordinary Shares and ITV Convertible Shares issued to them pursuant to this Scheme shall be certified against the register of members of ITV plc. Existing certificate(s) for Carlton Ordinary Shareholder Scheme Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Carlton Ordinary Shareholder Scheme Shares comprised therein. In respect of those Carlton Relevant Holders holding their Carlton Ordinary Shares in uncertificated form, CRESTCo shall be instructed to cancel such Carlton Relevant Holders’ entitlement to Carlton Ordinary Shares on and from the Effective Date.

5. Mandated payments

Each mandate relating to the payment of dividends on any Carlton Ordinary Shareholder Scheme Shares and other instructions given to Carlton by Carlton Relevant Holders in force at the Scheme Record Time shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to ITV plc in respect of the corresponding ITV Ordinary Shares to be allotted and issued pursuant to this Scheme.

6. Loans from Carlton to ITV plc and Granada plc

Carlton is authorised and permitted to advance a loan of up to £170 million to ITV plc and/or a loan of up to £200 million to Granada plc.

7. Operation of this Scheme

(A)	This Scheme shall become effective as soon as an office copy of the Order under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been duly delivered by Carlton to the Registrar of Companies in England and Wales for registration and, in the case of the reduction of capital, registered by him.

(B)	Unless this Scheme shall become effective on or before 31 March 2004 or such later date, if any, as Carlton and ITV plc may agree and the Court may allow, this Scheme shall never become effective.

(C)	Carlton and ITV plc may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

Dated 8 December 2003

40

PART FIVE: THE CARLTON PREFERENCE SHAREHOLDER SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT

No. 7413 of 2003

IN THE MATTER of CARLTON COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT (under section 425 of the Companies Act 1985)

between

CARLTON COMMUNICATIONS PLC

AND

THE HOLDERS OF THE CARLTON PREFERENCE SCHEME SHARES (as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“business day”	means a day on which London Stock Exchange plc is open for the transaction of business;

“Carlton”	Carlton Communications Plc incorporated in England and Wales with registered number 00348312;

“Carlton Preference Shares”	6.5p (net) cumulative convertible redeemable preference shares of 5 pence each in the capital of Carlton;

“Carlton Preference Scheme Shares”	the Carlton Preference Shares in issue at the date of this document;

“certificated form”	a share or other security which is not in uncertificated

or “in certificated form”	form (that is, not in CREST);

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of holders of the Carlton Preference Shares convened by direction of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;

“CRESTCo”	CRESTCo Limited;

41

“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;

“holder”	a registered holder and includes any person(s) entitled by transmission;

“ITV plc”	ITV plc, incorporated in England and Wales with registered number 4967001;

“Order”	the order of the Court sanctioning this Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“Preference Scheme Relevant Holders”	holders of Carlton Preference Scheme Shares whose names appear in the register of members of Carlton at the Scheme Record Time;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time”	6.00 p.m. on the business day before the Effective Date;

“Shareholder”	a holder of Carlton Preference Scheme Shares;

“uncertificated form” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and

“Voting Record Time”	6.00 p.m. on the day which is two days before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time fixed for any such adjournment.

(B)	The authorised share capital of Carlton at the date of this Scheme is £69.5 million divided into 1,221,317,551 ordinary shares of 5 pence each and 168,682,449 cumulative convertible redeemable preference shares of 5 pence each and US$150,000 divided into 15,000,000 dollar denominated redeemable preference shares of US$0.01 each. As at 4 December 2003, 671,960,088 ordinary shares had been issued and were fully paid up and the remainder were unissued and 163,532,321 cumulative convertible redeemable preference shares had been issued and were fully paid up and the remainder were unissued.

(C)	ITV plc was incorporated on 18 November 2003 under the Companies Act 1985 as a private company limited by shares with the name 2232nd Single Member Shelf Investment Company Limited. The name of the Company was changed to ITV plc and it was re-registered as a public limited company on 3 December 2003 under the Companies Act 1985.

(D)	As at the date of this document, ITV plc does not hold any Carlton Preference Shares.

(E)	ITV plc has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

1.	Cancellation of Carlton Preference Scheme Shares

(A)	The share capital of Carlton shall be reduced by cancelling and extinguishing the Carlton Preference Scheme Shares.

(B)	Forthwith and contingently upon the reduction of capital referred to in sub-clause (A) of this clause 1 taking effect:

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(i)	the share capital of Carlton shall be increased to its former amount by the creation of such number of new Carlton Ordinary Shares as shall be equal to the number of Carlton Preference Scheme Shares cancelled as aforesaid; and

(ii)	Carlton shall apply the reserve arising as a result of such reduction of capital in paying up in full at par the new Carlton Ordinary Shares created pursuant to sub-clause (B)(i) of this clause 1 which shall be allotted and issued credited as fully paid to ITV plc and/or its nominee(s).

2.	Consideration for the cancellation of Carlton Preference Scheme Shares

In consideration for the cancellation of the Carlton Preference Scheme Shares and the issue of the new Carlton Ordinary Shares to ITV plc and/or its nominee(s) referred to in sub-clause 1(B), ITV plc shall pay to or for the account of the Preference Scheme Relevant Holders the sum of 102 pence in cash (plus an amount equal to any accrued but unpaid dividend in respect of each Carlton Preference Scheme Share up to but excluding the Effective Date) in respect of each Carlton Preference Scheme Share held.

3.	Settlement of consideration

(A)	As soon as practicable after the Effective Date and in any event not more than 14 days thereafter, ITV plc shall issue, despatch or procure the despatch of cheques to all Preference Scheme Relevant Holders for the amount due to them under clause 2 of this Scheme, save that persons holding such shares in uncertificated form at the Scheme Record Time shall be paid within that period through the CREST system unless otherwise determined by ITV plc.

(B)	All cheques required to be delivered under this Scheme shall be made payable to the Preference Scheme Relevant Holders or, in the case of joint holders, to the joint holder whose name stands first in the register of holders of Carlton Preference Shares at the Scheme Record Time. All such cash payments shall be made in pounds sterling by cheque drawn on a branch of a clearing bank in the United Kingdom. Encashment of any such cheques shall be a complete discharge to ITV plc for the money represented thereby. In respect of payments made through the CREST system, ITV plc shall ensure that an assured payment obligation is created in accordance with the CREST assured payment arrangements. The creation of such assured payment obligation shall be a complete discharge to ITV plc in respect of its obligations under this Scheme with reference to payments made through the CREST system.

(C)	All cheques and certificates required by this Scheme to be despatched shall be despatched by first class post by ITV plc in pre-paid envelopes addressed to the Preference Scheme Relevant Holders entitled thereto at their respective addresses as appearing in the register of holders of Carlton Preference Shares at the Scheme Record Time or, in the case of joint holders, at the registered address of that one of the joint holders whose name stands first in such register.

(D)	Neither Carlton nor ITV plc shall be responsible for any loss or delay in the transmission of cheques posted in accordance with sub-clause (A) which shall be posted at the risk of the addressee.

(E)	The provisions of this clause 3 shall take effect subject to any prohibition or condition imposed by law.

4.	Operation of this Scheme

(A)	This Scheme shall become effective as soon as office copies of the Order under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been duly delivered by Carlton to the Registrar of Companies in England and Wales for registration and, in the case of the reduction of capital, registered by him.

(B)	Unless this Scheme shall become effective on or before 31 March 2004 or such later date, if any, as Carlton and ITV plc may agree and the Court may allow, this Scheme shall never become effective.

(C)	Carlton and ITV plc may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

Dated 8 December 2003

43

PART SIX: THE GRANADA SCHEME OF ARRANGEMENT

THE GRANADA SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT

No. 7414 of 2003

IN THE MATTER of GRANADA PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT (under section 425 of the Companies Act 1985)

between

GRANADA PLC

AND

THE HOLDERS OF THE GRANADA SCHEME SHARES (as hereinafter defined)

PRELIMINARY

(A)	In this Granada Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“business day”	means a day on which London Stock Exchange plc is open for the transaction of business;

“Carlton”	Carlton Communications Plc incorporated in England and Wales with registered number 00348312;

“certificated form” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of holders of the Granada Shares convened by direction of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;

“CRESTCo”	CRESTCo Limited;

“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;

“Facility Agreement”	the £450,000,000 syndicated facility agreement dated 5 December 2003 entered into between ITV plc as borrower and certain financial institutions;

44

“Granada”	Granada plc incorporated in England and Wales with registered number 03962410;

“Granada Shares”	ordinary shares of 10 pence each in the capital of Granada;

“Granada Relevant Holders”	holders of Granada Scheme Shares whose names appear in the register of members of Granada at the Scheme Record Time;

“Granada Scheme Shares”	(i)	the Granada Shares in issue at the date of this document;

(ii)	any Granada Shares issued after the date of this document and prior to the Voting Record Time; and

(iii)	any Granada Shares issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme;

“Granada Shareholder”	a holder of Granada Scheme Shares;

“holder”	a registered holder and includes any person(s) entitled by transmission;

“ITV Ordinary Shares”	ordinary shares of 10 pence each in the capital of ITV;

“ITV plc”	ITV plc, incorporated in England and Wales with registered number 4967001;

“Order”	the order of the Court sanctioning this Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Record Time”	6.00 p.m. on the business day before the Effective Date;

“uncertificated form” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and

“Voting Record Time”	6.00 p.m. on the day which is two days before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time fixed for any such adjournment.

(B)	The authorised share capital of Granada at the date of this Scheme is £370,450,002 divided into 3,704,500,020 ordinary shares of 10 pence each. As at 4 December 2003, 2,768,244,245 ordinary shares had been issued and were fully paid up and the remainder were unissued.

(C)	ITV plc was incorporated on 18 November 2003 under the Companies Act 1985 as a private company limited by shares with the name 2232nd Single Member Shelf Investment Company Limited. The name of the company was changed to ITV plc and it was re-registered as a public limited company on 3 December 2003 under the Companies Act 1985.

(D)	The authorised share capital of ITV plc at the date of this Scheme is £600,000,000 divided into 5,854,500,000 ordinary shares of 10 pence each, 50,000 redeemable preference shares of £1 each and 145,000,000 convertible shares of 10 pence each of which twenty ordinary shares have been issued and

45

are fully paid up, 49,998 redeemable preference shares have been issued as partly paid and the remainder are unissued.

(E)	ITV plc has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

1.	Cancellation of Granada Scheme Shares

(A)	The share capital of Granada shall be reduced by cancelling and extinguishing the Granada Scheme Shares.

(B)	Forthwith and contingently upon the reduction of capital referred to in sub-clause (A) of this clause 1 taking effect:

(i)	the share capital of Granada shall be increased to its former amount by the creation of such number of new Granada Shares as shall be equal to the number of Granada Scheme Shares cancelled as aforesaid; and

(ii)	Granada shall apply the reserve arising as a result of such reduction of capital in paying up in full at par the new Granada Shares created pursuant to sub-clause (B)(i) of this clause 1 which shall be allotted and issued credited as fully paid to ITV plc and/or its nominee(s).

2.	Consideration for the cancellation of Granada Scheme Shares

In consideration for the cancellation of the Granada Scheme Shares and the issue of the new Granada Shares to ITV plc and/or its nominee(s) referred to in sub-clause 1(B), ITV plc shall, subject to clause 3(D), allot and issue ITV Ordinary Shares credited as fully paid to and amongst the Granada Relevant Holders on the following basis:

for each Granada Scheme Share	1 ITV Ordinary Share

3.	Allotment and issue of ITV Ordinary Shares

(A)	The ITV Ordinary Shares to be issued pursuant to clause 2 shall rank pari passu with all other ITV Ordinary Shares in issue on the Effective Date and shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the ordinary share capital of ITV plc.

(B)	Immediately after this Scheme becomes effective, ITV plc shall make all such allotments of and shall issue such ITV Ordinary Shares as are required to be issued to give effect to this Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in sub-clause (C), but subject to sub-clause (D), of this clause 3.

(C)	Settlement of the consideration shall be effected as follows:

(i)	In respect of a holding of Granada Scheme Shares in uncertificated form at the Scheme Record Time, the ITV Ordinary Shares to which the Granada Relevant Holder is entitled shall be issued in uncertificated form. ITV plc shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Granada Relevant Holder with such Granada Relevant Holder’s entitlement to ITV Ordinary Shares. ITV plc reserves the right to settle all or any part of the consideration referred to in this sub-clause (C)(i) for all or any Granada Relevant Holders in the manner referred to in sub-clause (C)(ii) of this clause 3 if, for any reason, it wishes to do so.

(ii)	In respect of a holding of Granada Scheme Shares in certificated form at the Scheme Record Time, the ITV Ordinary Shares to which the Granada Relevant Holder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued by the fourteenth day following the Effective Date.

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(D)	(i)	The provisions of this clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Granada Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, ITV plc is advised that the allotment and/or issue of ITV Ordinary Shares pursuant to this clause 3 would infringe the laws of such jurisdiction or would or may require ITV plc to observe any governmental or other consent or any registration, filing or other formality, with which ITV plc is unable to comply or which ITV plc regards as unduly onerous to comply with, ITV plc may, in its sole discretion, either:

(a)	determine that ITV Ordinary Shares shall not be allotted and issued to such holder under this clause 3 but shall instead be allotted and issued to a nominee appointed by ITV plc as trustee for such holder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the ITV Ordinary Shares so allotted and issued at the best price which can reasonably be obtained and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) by sending a cheque or creating an assured payment obligation in accordance with the provisions of sub-clause (D)(ii) of this clause 3. In the absence of bad faith or wilful default, none of Granada, ITV plc or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b)	determine that ITV Ordinary Shares shall be sold, in which event the ITV Ordinary Shares shall be issued to such holder and ITV plc shall appoint a person to act pursuant to this sub- clause (D)(i)(b) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which ITV plc has made such determination shall as soon as practicable following the Effective Date be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or creating an assured payment obligation in accordance with the provisions of sub-clause (D)(ii) of this clause 3. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Granada, ITV plc or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(ii)	(a)	In the case of Granada Scheme Shares in uncertificated form at the Scheme Record Time, ITV plc shall on behalf of the nominee or person appointed pursuant to sub-clause (D)(i) of this clause 3 make any cash payment pursuant to sub-clause (D)(i) of this clause 3 by arranging for the creation of an assured payment obligation in favour of the payment bank of the Granada Relevant Holders of such Granada Scheme Shares in accordance with the CREST assured payment arrangements (as set out in the CREST Manual) provided that ITV plc may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in sterling drawn on a UK clearing bank despatched by post and in such case sub-clause (D)(ii)(b) of this clause 3 shall apply, to the extent it is appropriate; or

(b)	in the case of Granada Scheme Shares in certificated form at the Scheme Record Time, ITV plc shall on behalf of the nominee or person appointed pursuant to sub-clause (D)(i) of this clause 3 make any cash payment pursuant to sub-clause (D)(i) of this clause 3 by delivering to the persons respectively entitled thereto, or as they may direct, cheques in sterling drawn on a UK clearing bank by post by the fourteenth day following the Effective Date.

(E)	All deliveries of notices, documents of title and cheques required to be made by this clause or by clause 1 of this Scheme shall be effected by posting the same by first-class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members (or, in the case of joint holders, to the address of that one of the joint holders whose

47

name stands first in the said register of members in respect of the joint holding) at the Scheme Record Time.

(F)	Neither Granada nor ITV plc shall be responsible for any loss or delay in the transmission of the documents of title or cheques posted in accordance with sub-clauses (C), (D) or (E) which shall be posted at the risk of the addressee.

(G)	All cheques and warrants shall be made payable to the holder, or in the case of joint holders, to the person to whom in accordance with the foregoing provisions of this clause 3 the envelope containing the same is addressed and the encashment of any such cheque or warrant of the creation of any such assured payment obligation as is referred to in sub-clause (D) of this clause 3 shall be a complete discharge to ITV plc for the moneys represented thereby.

(H)	Prior to the issue of new share certificates in respect of ITV Ordinary Shares to Granada Relevant Holders pursuant to sub-clause (C)(ii) of this clause 3, transfers of the new ITV Ordinary Shares issued to them pursuant to this Scheme shall be certified against the register of members of ITV plc. Existing certificate(s) for Granada Scheme Shares shall, on and from the Effective Date, cease to have effect as documents of title to the Granada Scheme Shares comprised therein. In respect of those Granada Relevant Holders holding their Granada Shares in uncertificated form, CRESTCo shall be instructed to cancel such Granada Relevant Holders’ entitlement to Granada Shares on and from the Effective Date.

4.	Mandated payments

Each mandate relating to the payment of dividends on any Granada Scheme Shares and other instructions given to Granada by Granada Relevant Holders in force at the Scheme Record Time shall, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to ITV plc in respect of the corresponding ITV Ordinary Shares to be allotted and issued pursuant to this Granada Scheme.

5.	Loan from Carlton or ITV plc to Granada and Facility Agreement

Granada is authorised and permitted (i) to borrow up to £200 million from Carlton or from any one or more third party provider of finance (ii) to guarantee a loan of up to £170 million from Carlton to ITV plc and (iii) to enter into the Facility Agreement as a joint borrower and to become jointly and severally liable under it.

6.	Operation of this Scheme

(A)	This Scheme shall become effective as soon as an office copy of the Order under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been duly delivered by Granada to the Registrar of Companies in England and Wales for registration and, in the case of the reduction of capital, registered by him.

(B)	Unless this Scheme shall become effective on or before 31 March 2004 or such later date, if any, as Granada and ITV plc may agree and the Court may allow, this Scheme shall never become effective.

(C)	Granada and ITV plc may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

Dated 8 December 2003

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PART SEVEN: SUMMARY OF THE TERMS OF THE ITV CONVERTIBLE SHARES

This is a summary only of the rights attaching to the ITV Convertible Shares. For the full text of the rights of the ITV Convertible Shares please refer to Part 7 of the Listing Particulars.

1.1	Voting

The ITV Convertible Shares will not confer on the holders any right to receive notice of or attend or vote at any general meeting of the Company, except where the business of the meeting includes any resolution modifying, varying or abrogating any of the rights or privileges attaching to the ITV Convertible Shares (in either of which cases the holders will be entitled to notice of and to attend such a meeting but will only be entitled to vote on the relevant resolutions).

1.2	Income

The ITV Convertible Shares will not confer on the holders thereof any right to participate in the profits of the Company available for distribution.

1.3	Capital

In the event of a winding up of the Company, each holder of ITV Convertible Shares will be entitled to repayment of the nominal amount paid up on the ITV Convertible Shares held by him, which right will rank subsequent to the right of the holders of ITV Ordinary Shares to repayment of the nominal amount paid up on the ITV Ordinary Shares. The ITV Convertible Shares will not confer on the holders any further right to participate in any distribution made to shareholders of the Company on a winding up or other return of capital.

1.4	Conversion

(A)	Subject to the satisfaction of the conditions set out in (B) and to (E) below, the ITV Convertible Shares will automatically convert into ITV Ordinary Shares on 1 January 2006 (the “Conversion Date”) on the basis of one ITV Ordinary Share for each ITV Convertible Share (the “Conversion Ratio”), as adjusted pursuant to (D) below. Any ordinary shares arising on conversion of the ITV Convertible Shares will rank pari passu with the ITV Ordinary Shares already in issue at the date of conversion in all respects save that such ordinary shares will not be entitled to any dividend or other distribution declared, paid or made by reference to a Record Date prior to the date of conversion.

(B)	The ITV Convertible Shares will only convert into ITV Ordinary Shares pursuant to (A) above if:

(i)	the closing middle market price of the ITV Ordinary Shares on at least 60 of the 90 days on which the London Stock Exchange is open for business up to (but not including) 1 January 2006 exceeds 140 pence; and

(ii)	the Basic Earnings Per Ordinary Share (as defined in 1.4(C)) below for the year ending 30 September 2005 is equal to or greater than 6.26 pence, (subject to adjustment to reflect any adjustments to the Conversion Ratio).

(C)	“Basic Earnings Per Ordinary Share” means the Company’s consolidated, pre-exceptional (as defined in paragraph 20 of FRS3), pre-goodwill amortisation, post-tax (with tax effects of exceptional items written back), basic earnings per ITV Ordinary Share (calculated on a basis consistent with UK GAAP as at 16 October 2002 and in accordance with the accounting principles and policies of ITV plc under which the financial information relating to Carlton and Granada disclosed in Parts 3 and 4 of the Listing Particulars is presented), as certified by the Company’s auditors. For the avoidance of doubt, any profit or loss charges or credits arising from the adoption of FRS17 shall be ignored in calculating the Basic Earnings Per Ordinary Share.

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(D)	Adjustments to the Conversion Ratio

The Conversion Ratio will be adjusted to take account of the following corporate events:

(i)	consolidation and sub-division of the ITV Ordinary Shares;

(ii)	reclassification of the ITV Ordinary Shares into another class of share capital;

(iii)	capitalisation issues of ITV Ordinary Shares;

(iv)	rights issues of ITV Ordinary Shares;

(v)	special or abnormal dividends paid to the ITV Ordinary Shareholders; and

(vi)	demergers.

Details of these adjustment events and the formulae for the relevant adjustments to the Conversion Ratio are set out in Part 7 of the Listing Particulars.

In addition to the above, the Board has the power to make additional adjustments to the Conversion Ratio as a result of other circumstances where the auditors determine that it is fair and reasonable to do so.

(E)	Offers and Schemes

If at any time prior to the Conversion Date an offer is made to acquire the whole or any part of the ordinary share capital of the Company or if any person proposes a scheme of arrangement with regard to such acquisition and, in either case, the right to cast more than fifty per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company vests in any person (whether before or after the Conversion Date), or if any other corporate transaction involving the Company takes place the economic effect of which on holders of ITV Ordinary Shares is approximately equivalent to the foregoing (an “Offer”), then:

(a)	if the value of the consideration payable under such acquisition per ITV Ordinary Share (calculated on the day that the acquisition becomes wholly unconditional or is effected) (the “Offer Price”) is less than 70 pence, the conversion rights attaching to the ITV Convertible Shares will lapse and the ITV Convertible Shares will automatically convert into non-voting deferred shares subject to compulsory transfer for no consideration to a custodian;

(b)	if the Offer Price is 70 pence or more but less than 140 pence, each Convertible Share will, on the day on which the acquisition becomes wholly unconditional or is effected, automatically convert into ITV Ordinary Shares in accordance with the following formula:

S1 = A x	(B - 70) 70
where:

S1 =	the number of ITV Ordinary Shares into which each Convertible Share will convert on the day on which the acquisition becomes wholly unconditional or is effected;

A =	the number of ITV Ordinary Shares into which each Convertible Share would convert at the then current Conversion Ratio;

B =	the Offer Price; and

(c)	if the Offer Price is 140 pence or greater, the ITV Convertible Shares will, on the day on which the acquisition becomes wholly unconditional or is effected, automatically convert into ITV Ordinary Shares at the then current Conversion Ratio

(subject to adjustment if the Conversion Ratio is adjusted as described in (D) above).

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(F)	Lapse of conversion rights

If the conditions to conversion of the ITV Convertible Shares are not satisfied as at 1 January 2006, the conversion rights attaching to the ITV Convertible Shares will lapse and all of the ITV Convertible Shares will automatically convert into non-voting deferred shares which will be subject to compulsory transfer to a custodian for no consideration.

(G)	Listing of shares

The Company will use all reasonable endeavours to ensure that any ITV Ordinary Shares arising from conversion of the ITV Convertible Shares are admitted to the Official List and to trading on the London Stock Exchange.

(H)	Fractional entitlements

If any fractions of ITV Ordinary Shares arise on conversion of the ITV Convertible Shares, all fractions to which the holders of ITV Convertible Shares would be entitled will be aggregated and sold in the market by the Company as soon as practicable after the date on which the fractional entitlements arise and the net proceeds of sale will be paid to the holders of ITV Convertible Shares entitled thereto in due proportions (except that the Company may retain amounts of £2 or less).

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PART EIGHT: SUMMARY OF THE TERMS OF THE GRANADA REDEEMABLE SHARES

The Granada Redeemable Shares will have the rights and shall be subject to the restrictions set out below.

1.	VOTING

The Granada Redeemable Shares shall not confer on the holders any right to receive notice of or attend or vote at any general meeting of Granada, save where the business of the meeting includes any resolution modifying, varying or abrogating any of the rights or privileges attaching to the Granada Redeemable Shares (in either of which cases the holders shall be entitled to notice of and to attend such a meeting but shall only be entitled to vote on the resolutions referred to above). Upon any resolution upon which the holders of the Granada Redeemable Shares are entitled to vote, each such holder present in person shall on a show of hands have one vote and on a poll each such holder present in person or by proxy shall have one vote in respect of each Granada Redeemable Share held by him.

2.	INCOME

The Granada Redeemable Shares shall not confer on the holders thereof any right to participate in the profits of Granada available for distribution.

3.	CAPITAL

In the event of a winding up of Granada, each holder of Granada Redeemable Shares shall be entitled to repayment of the nominal amount paid up on the Granada Redeemable Shares held by him, which right shall rank pari passu with the right of the holders of Ordinary Shares to repayment of the nominal amount paid up on the Ordinary Shares. The Granada Redeemable Shares shall not confer on the holders any further right to participate in any distribution made to shareholders of Granada on a winding up or other return of capital.

4.	REDEMPTION

Subject to the Act, all (but not some only) of the Granada Redeemable Shares shall be redeemable at the option of Granada at any time on the redemption date specified by Granada in a redemption notice delivered to the holder(s) of the Granada Redeemable Shares at their address(es) recorded in Granada’s register of members. Where the Granada Redeemable Shares are not capable of being redeemed by Granada on the redemption date specified in the redemption notice, such redemption shall be effected as soon as possible thereafter.

The amount to be paid on redemption of each Granada Redeemable Share shall equal the amount credited as paid up on it. The provisions of Granada’s articles of association in relation to the payment of dividends shall apply mutatis mutandis to the payment of the redemption monies.

5.	CONVERSION INTO ‘A’ DEFERRED SHARES

If a redemption notice has not been served by 30 April 2004 (or such later date as the Granada Directors may in their absolute discretion determine), all of the Granada Redeemable Shares shall at midnight on 30 April 2004 (or such later date as aforesaid) automatically convert into non-voting deferred shares (the “‘A’ Deferred Shares”) having the rights and subject to the restrictions set out below).

The ‘A’ Deferred Shares shall confer on the holders no right to notice of or to attend or vote at general meetings of Granada nor any right to participate in the profits of Granada available for distribution. On a winding up of Granada, each holder of ‘A’ Deferred Shares shall, if the assets of Granada available for distribution to members exceed £100 million, be entitled to repayment of an aggregate amount of one penny in respect of his entire holding of ‘A’ Deferred Shares. The ‘A’ Deferred Shares shall confer on the holders no further right to participate in the assets of Granada available for distribution on a winding up or other return of capital.

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Granada shall have the right to appoint any person to execute on behalf of each holder of ‘A’ Deferred Shares a transfer of such ‘A’ Deferred Shares, and/or an agreement to transfer the same for nil consideration, to such person as Granada may determine as custodian thereof, each such holder’s entire holding of ‘A’ Deferred Shares without obtaining the sanction of the holder or holders and pending such transfer may retain the certificates for the ‘A’ Deferred Shares.

6.	CLASS RIGHTS

Granada will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Granada Redeemable Shares and subject to the provisions of the Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Granada Redeemable Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Granada Redeemable Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Granada Redeemable Shares) shall be deemed not to involve a variation of the rights attaching to the Granada Redeemable Shares for any purpose.

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PART NINE: ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS AND HOLDERS OF CARLTON ADRs

1.	Disclaimer

The ITV Shares to be issued in connection with the Ordinary Shareholder Schemes and the Granada Redeemable Shares have not been, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any state securities commission has approved or disapproved the ITV Shares or passed upon the accuracy or adequacy of this document, the Listing Particulars or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

2.	No registration under the US Securities Act

The ITV Shares to be issued to holders of Carlton Ordinary Shares and Granada Shares under the Ordinary Shareholder Schemes will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. The Granada Redeemable Shares are not required to be so registered.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act (as described above), Carlton and Granada will advise the Court that its sanctioning of the Ordinary Shareholder Schemes will be relied upon by ITV plc as an approval of those Schemes following a hearing on its fairness to Carlton Ordinary Shareholders and Granada Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Schemes and with respect to which notification has been given to all such holders.

3.	Certain US transfer restrictions

Carlton Ordinary Shareholders and Granada Shareholders who are or will be “affiliates” (as such term is defined in Rule 144 under the US Securities Act) of Carlton or Granada prior to the Effective Date, or of ITV plc after the Effective Date, will be subject to certain US transfer restrictions relating to ITV Shares received pursuant to the Ordinary Shareholder

Schemes. Under US securities laws, a holder of Carlton Ordinary Shares or Granada Shares who is deemed to be an affiliate of Carlton or Granada before completion of the Merger, or of ITV plc after completion of the Merger, may not resell ITV Shares received pursuant to the Merger without registration under the US Securities Act, except pursuant to (i) the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act, or (ii) another applicable exemption from the registration requirements of the US Securities Act, or (iii) in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. The Carlton Directors and the Granada Directors are for those purposes affiliates of Carlton and Granada respectively prior to the Effective Date, and may become affiliates of ITV plc after the Effective Date, and may not sell or otherwise dispose of any ITV Shares received by them pursuant to the Merger, except as set out above.

4.	Information available in the United States

Carlton is subject to the information requirements of the US Exchange Act applicable to foreign private issuers having securities registered under Section 12 thereof and in accordance therewith files reports and other information with the SEC. The reports and other information filed by Carlton with the SEC can be inspected and copied at the SEC’s public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 within the United States or +1 202 942 8090 outside the United States for further information on the operation of the Public Reference Section of the SEC. The SEC filings are also available to the public from commercial document retrieval services

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and, for filings made on or after 4 November 2002, at the website maintained by the SEC at www.sec.gov. Granada does not report under the US Exchange Act.

5.	NASDAQ listing

On the Effective Date, the listing of the Carlton ADSs on NASDAQ will be cancelled. The last day of dealings in Carlton ADSs on NASDAQ will be the business day before the Effective Date. It is not anticipated that a new American Depository Receipt Program will be established by ITV plc following the Merger.

6.	US Exchange Act registration

Upon completion of the Merger, ITV plc will be subject to the reporting requirements of the US Exchange Act and will file reports and other information with the SEC as a successor registrant to Carlton in accordance with rule 12g-3 of the US Exchange Act. The reporting status of ITV plc under the US Exchange Act will be kept under review. It is expected that Carlton will cease to be subject to the reporting requirements of the US Exchange Act and will cease to file reports and other information with the SEC upon completion of the Merger.

7.	Information for holders of Carlton ADRs

Holders of Carlton ADRs will not, except as described below, be entitled to attend the Carlton Ordinary Shareholder Court Meeting or the Carlton EGM or to be present at the Hearing (although the Carlton ADR Depositary, the registered holder of Carlton Ordinary Shares underlying the Carlton ADSs, will be so entitled and, pursuant to the Carlton ADR Deposit Agreement, will vote in accordance with the written instructions that may be received from holders of Carlton ADRs). Holders of Carlton ADRs who wish to attend the Carlton Ordinary Shareholder Court Meeting or the Carlton EGM or to be present at the Hearing should take steps to present their Carlton ADRs to the Carlton ADR Depositary for cancellation and (upon compliance with the terms of the Carlton ADR Deposit Agreement, including payment of the Carlton ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Carlton Ordinary Shares so as to become registered holders of Carlton Ordinary Shares prior to the Voting Record Time. The Voting Record Time, the time and date of the Carlton Ordinary Shareholder Court Meeting and Carlton EGM and the anticipated date of the Hearing appear on page 3 of this document. Carlton intends to arrange for a notice of the actual date of the Hearing (when fixed by the Court) to be published in newspapers in various jurisdictions, including the Wall Street Journal.

Holders of Carlton ADRs on the record date for the determination of the Carlton ADRs entitled to provide voting instructions will receive voting instruction cards directly from the Carlton ADR Depositary. The latest time for receipt by the Carlton ADR Depositary of voting instruction cards from holders of Carlton ADRs is expected to be 7 January 2004. If the Carlton ADR Depositary fails to receive a voting instruction card from a Carlton ADR holder prior to the applicable deadline, then pursuant to the Carlton ADR Depositary Agreement the Carlton ADR Depositary will not vote the Carlton Ordinary Shares underlying the Carlton ADSs of such Carlton ADR holder.

Carlton intends to instruct the Carlton ADR Depositary to terminate the Carlton ADR Deposit Agreement effective as of the Effective Date. For the purpose of terminating the Carlton ADR Deposit Agreement, the Carlton ADR Depositary will mail notice of such termination to the holders of Carlton ADRs outstanding at least 30 days prior to the Effective Date.

On the Effective Date, (i) the Carlton A Ordinary Shares into which the Carlton Ordinary Shares underlying the Carlton ADRs will have been redesignated will be cancelled, (ii) the Carlton ADR Depositary will receive (a) a number of ITV Ordinary Shares equal to 1.9386 times the aggregate number of Carlton Ordinary Shares held by the Carlton ADR Depositary on behalf of holders of Carlton ADRs as at the Voting Record Time and (b) a number of ITV Convertible Shares equal to 0.1835 times the aggregate number of Carlton Ordinary Shares held by the Carlton ADR Depositary on behalf of holders of Carlton ADRs as at the Voting Record Time; and (iii) the Carlton ADR facility will be terminated. The ITV Shares received by the Carlton ADR Depositary on the Effective Date will be credited to the account of each holder of Carlton

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ADRs in proportion to the number of Carlton ADRs held by such holder. Neither the Carlton ADR Depositary nor the holders of Carlton ADRs will receive any fractions of ITV Ordinary Shares or ITV Convertible Shares. Any fractions of ITV Shares to which the Carlton ADR Depositary would otherwise have been entitled will be sold in the market as soon as practicable after the Effective Date and the net proceeds of sale will be paid to the Carlton ADR Depositary. Any fractions of ITV Shares to which holders of Carlton ADRs would otherwise have been entitled will be sold in the market as soon as practicable after receipt of the ITV Shares by the Carlton ADR Depositary and the net proceeds of sale will be credited to the account of each holder of Carlton ADRs entitled thereto.

If any Carlton ADRs remain outstanding after the date of termination of the Carlton ADR facility, the Carlton ADR Depositary will (i) discontinue the registration of transfers of Carlton ADRs, (ii) suspend the distribution of dividends to holders of such ADRs and (iii) not give any further notices or perform any further acts under the Carlton ADR Deposit Agreement. However, the Carlton ADR Depositary will continue to (i) deliver collected dividends and other distributions pertaining to ITV Shares, (ii) sell rights as provided under the Carlton ADR Deposit Agreement and (iii) deliver ITV Shares, together with any dividends or distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Carlton ADRs surrendered to the Carlton ADR Depositary.

Following termination of the Carlton ADR Deposit Agreement, the Carlton ADR Depositary will deliver ITV Shares to any holders of Carlton ADRs entitled to such shares and other property (as described above) who surrender their Carlton ADRs to the Carlton ADR Depositary’s Corporate Trust Office located at 4 New York Plaza, 13th Floor, New York, NY 10004, United States. In accordance with the terms of the Carlton ADR Deposit Agreement, holders of Carlton ADRs will be charged a fee of US$5.00 for each 100 Carlton ADRs (or portion thereof) surrendered.

At any time after the expiration of six months from the date of termination, the Carlton ADR Depositary may sell the ITV Shares then held by the Depositary in its capacity as such and may hold in a segregated account the net proceeds of any such sale, together with any other cash then held by the Carlton ADR Depositary under the Carlton ADR Depositary Agreement, without liability for interest, in trust for the pro rata benefit of the holders of Carlton ADRs which have not been surrendered. After making such sale, the Carlton ADR Depositary will be discharged from all obligations under the Carlton ADR Deposit Agreement, except to account for such net proceeds and other cash. Upon termination of the Carlton ADR Deposit Agreement, Carlton will be discharged from all its obligations to holders of Carlton ADRs under the Carlton ADR Deposit Agreement.

Under the Carlton ADR Deposit Agreement, holders of Carlton ADRs were generally, subject to the relevant terms of the Carlton ADR Deposit Agreement, able to (i) receive dividends and other cash distributions through the Carlton ADR Depositary in US dollars, (ii) receive dividends and any other distributions and informational materials, including proxy materials, through the Carlton ADR Depositary, (iii) transfer their Carlton ADRs pursuant to US settlement and clearance procedures, as well as through the facilities of NASDAQ.

Following the termination of the Carlton ADR Deposit Agreement and the delisting of the ADSs from NASDAQ, holders of ITV Shares who were previously holders of Carlton ADRs will have to make appropriate arrangements in order to (i) receive dividends and any other cash distributions pertaining to their ITV Shares in pounds sterling, (ii) receive dividends and any other distributions, as well as informational materials, including proxy materials, directly from ITV plc, (iii) transfer their ITV Shares in accordance with UK settlement and clearance procedures, (iv) effect any market transfers of their ITV Shares through the facilities of the London Stock Exchange. Transferring ITV Shares could involve the payment by overseas investors of custody fees that would not otherwise be payable in connection with the transfer of Carlton ADRs under the Carlton ADR Deposit Agreement. In addition, UK clearance and settlement procedures may differ significantly from US clearance and settlement.

The above contains a summary of certain provisions of the Carlton ADR Deposit Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Carlton ADR Deposit Agreement. Copies of the Carlton ADR Deposit Agreement will be available for inspection at the Corporate Trust Office of the Carlton ADR Depositary, currently located at 4 New York Plaza, 13th Floor, New York, NY 10004, United States.

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8.	Certain US tax consequences of the Schemes

The following is a summary of the material United States federal income tax (“US tax”) treatment of US holders (as defined below) of (i) the cancellation of their Granada Shares, Carlton A Ordinary Shares or Carlton ADSs under the Ordinary Shareholder Schemes and the issue of ITV Shares to them and (ii) the receipt and redemption of the Granada Redeemable Shares. This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. This summary is based on current law which is subject to change, possibly on a retroactive basis. US holders should consult their own tax adviser regarding the United States federal, state and local and the UK and other tax consequences to them.

This summary does not discuss all of the US tax consequences that may be relevant to a US holder in light of its individual investment circumstances or the US tax consequences to a US holder that is subject to special treatment under US tax laws, such as:

(i)	a holder that is not a US holder;

(ii)	an insurance company;

(iii)	a financial institution;

(iv)	a tax-exempt organisation;

(v)	a retirement plan;

(vi)	a regulated investment company;

(vii)	a securities dealer;

(viii)	a regulated investment trust;

(ix)	a pass-through entity or an investor in a pass-through entity such as a partnership;

(x)	a broker;

(xi)	a trader in securities that elects to mark to market;

(xii)	a former citizen or former long-term resident of the United States, in certain circumstances; or

(xiii)	a person whose functional currency for US tax purposes is not the United States dollar.

This summary also does not address United States federal alternative minimum tax consequences, and does not describe any tax consequences arising under United States federal gift and estate tax laws or under the tax laws of any state, local, or non-US jurisdiction. Based on Granada’s and Carlton’s current and past income, assets, and activities, each company believes and this summary assumes that it is not currently, nor has it been, a passive foreign investment company for US tax purposes.

A person will be a US holder if they are a beneficial owner of Granada Shares, Granada Redeemable Shares, Carlton Ordinary Shares, Carlton A Ordinary Shares, Carlton ADSs or Carlton Preference Shares and they are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

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Ordinary Shareholder Schemes

US holders generally will not recognise gain or loss on the cancellation of their shares or the receipt of ITV Ordinary Shares under the Ordinary Shareholder Schemes except to the extent of any cash received in lieu of fractional ITV Ordinary Shares (in which case any gain or loss recognised will be treated as a capital gain or loss if such cancelled shares are held as capital assets). Carlton Ordinary Shareholders may, as set out below, recognise a gain or loss to the extent of the fair market value of the ITV Convertible Shares distributed pursuant to the Carlton Ordinary Shareholder Scheme.

If the ITV Convertible Shares are treated as convertible stock, Carlton Ordinary Shareholders generally will not recognise gain or loss on the receipt of ITV Convertible Shares under the Carlton Ordinary Shareholder Scheme. Where ITV Convertible Shareholders receive ITV Ordinary Shares on conversion of the ITV Convertible Shares distributed pursuant to the Carlton Ordinary Shareholder Scheme, a portion of the ITV Ordinary Shares that such holders receive will be taxable as interest income. The portion that is treated as interest will have a basis equal to the amount of interest required to be recognised and the holding period of such portion will begin on the day after receipt of such shares.

Although it would be reasonable to treat the ITV Convertible Shares as convertible stock, the US Internal Revenue Service may disagree and treat the ITV Convertible Shares as options to receive ITV Ordinary Shares in the future. If the ITV Convertible Shares are treated as options, a Carlton Ordinary Shareholder will recognise gain on receipt of ITV Convertible Shares under the Carlton Ordinary Shareholder Scheme in an amount equal to the lesser of (1) fair market value of the ITV Convertible Shares received by them on the date of receipt and (2) the difference between (a) the sum of the fair market values of the ITV Ordinary Shares and ITV Convertible Shares received by them pursuant to the Carlton Ordinary Shareholder Scheme and (b) such Carlton Ordinary Shareholder’s tax basis in the surrendered Carlton A Ordinary Shares. In addition, ITV Convertible Shareholders will not recognise gain or loss on conversion of the ITV Convertible Shares into ITV Ordinary Shares. Because the tax consequences resulting from the receipt of the ITV Convertible Shares and the right to receive additional ITV Ordinary Shares pursuant to the ITV Convertible Shares are unclear, Carlton Ordinary Shareholders should consult their tax adviser regarding the tax treatment of the ITV Convertible Shares in their particular circumstances.

In addition, Carlton Ordinary Shareholders or Granada Shareholders who own (including after application of certain constructive ownership rules) five per cent. or more of the total voting power or total value of ITV plc immediately after the Merger becomes effective will recognise the full amount of the gain realised on the cancellation and issue of shares in the Ordinary Shareholder Schemes unless they enter into a five-year gain- recognition agreement with the US Internal Revenue Service as provided in Treasury Regulation 1.367(a)- 3(b)(1)(ii).

The tax basis of a Granada Shareholder or a Carlton Ordinary Shareholder in the ITV Ordinary Shares received under the Ordinary Shareholder Schemes will generally equal that holder’s tax basis in the Granada Shares or Carlton A Ordinary Shares surrendered, less (in the case of the Carlton Ordinary Shareholders) any basis attributable to any fractional share and the ITV Convertible Shares received. If the ITV Convertible Shares are treated as convertible stock, it is likely that, in allocating the aggregate tax basis in Carlton Ordinary Shares to the ITV Ordinary Shares received, Carlton Ordinary Shareholders will be required to assume that they will receive the maximum number of ITV Ordinary Shares that they may receive upon conversion of their ITV Convertible Shares. Other allocation methods may also be permitted. Carlton Ordinary Shareholders should consult their tax advisers regarding this allocation. Carlton Ordinary Shareholders may be required to reallocate their basis among their ITV Ordinary Shares if actual results of the ITV Convertible Shares differ from the assumptions made in their initial allocation. Because the mechanics of such subsequent basis adjustment are complex and the law governing such an adjustment is unsettled, Carlton Ordinary Shareholders should consult their own tax adviser with respect to the calculation of tax basis in the ITV Ordinary Shares received. If the ITV Convertible Shares are treated as options, the tax basis in the ITV Convertible Shares should equal the amount of gain recognised as a result of receiving the ITV Convertible Shares as described above.

If the ITV Convertible Shares are treated as options, the basis of Carlton Ordinary Shareholders in any ITV Ordinary Shares received upon conversion of the ITV Convertible Shares will be the same as their basis in

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the ITV Convertible Shares, less any cash received in lieu of fractional shares. The holding period in these ITV Ordinary Shares will begin the day after Carlton Ordinary Shareholders receive those shares. If no ITV Ordinary Shares are received upon conversion, ITV Convertible Shareholders would recognise a capital loss equal to their basis in the ITV Convertible Shares.

Certain US tax return disclosure and record keeping requirements, including describing the shares exchanged, apply in connection with non-recognition exchanges such as the Ordinary Shareholder Schemes. Granada Shareholders and Carlton Ordinary Shareholders should consult their tax advisers regarding these requirements.

Granada Redeemable Shares

The receipt of Granada Redeemable Shares by a US holder prior to the Merger becoming effective will not be subject to US tax.

So long as the redemption of the Granada Redeemable Shares is viewed in isolation, gain or loss realised by a US holder on such redemption will be subject to US tax as capital gain or loss in an amount equal to the difference between the amount received upon redemption and such US holder’s tax basis in the Granada Redeemable Shares. For purposes of determining a US holder’s tax basis in the Granada Redeemable Shares, the adjusted basis of the Granada Shares with respect to which the Granada Redeemable Shares were issued must be allocated between such Granada Shares and the Granada Redeemable Shares. This allocation of basis is in proportion to the relative fair market value of each of those shares as of the date of distribution of the Granada Redeemable Shares.

The excess of net long-term capital gains over net short-term capital losses generally will be taxed at a lower rate than ordinary income for non-corporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. For purposes of determining whether capital gain or loss on the redemption of the Granada Redeemable Shares is long-term or short-term, a US holder’s holding period for the Granada Redeemable Shares will include the period during which he held the Granada Shares with respect to which the Granada Redeemable Shares were issued. Deduction of capital losses is subject to limitations. Any such capital gain or loss generally will be treated as US source income or loss for purposes of applying the limitations on foreign tax credits that may be claimed by the US holder.

Although it would be reasonable to view the redemption of the Granada Redeemable Shares in isolation, the Internal Revenue Service may disagree and integrate the Merger with the redemption of such shares for US tax purposes. If the Merger and the redemption of the Granada Redeemable Shares were so integrated, the US tax consequences to a US holder on such redemption are unclear. A US holder may recognise gain or loss, as described above, or may have dividend income as a result of the integrated Merger and redemption. Because the US tax consequences are unclear, Granada Shareholders should consult their tax advisers regarding the US tax treatment of the redemption of such shares.

If a US holder receives pounds sterling (or another foreign currency) on the redemption of the Granada Redeemable Shares, such US holder may recognise ordinary income or loss as a result of currency fluctuations between the date of such redemption and the date the proceeds are converted into US dollars.

If the Granada Redeemable Shares are not redeemed, the US tax consequences to a US holder on the redesignation of the Granada Redeemable Shares into deferred shares and subsequent transfer to a custodian may differ depending on whether or not the issuance and transfer of the Granada Redeemable Shares are viewed as part of an integrated transaction. Granada Shareholders should consult their tax advisers regarding the US tax treatment of the Granada Redeemable Shares if the redemption is not effected.

Carlton Preference Shares

The US tax treatment of the cancellation of the Carlton Preference Shares and payment of cash in consideration therefore under the Carlton Preference Shareholder Scheme as well as the consequences if the Carlton Preference Shareholder Scheme is not approved are complex. US holders of Carlton Preference Shares should consult their own tax advisers regarding the tax consequences to them in their particular circumstances.

59

PART TEN: ADDITIONAL INFORMATION ON CARLTON AND GRANADA

1.	Responsibility

The Carlton Directors and the Granada Directors, whose names are set out in paragraphs 2.1 and 2.2 below, jointly accept responsibility for the information contained in this document other than the information relating solely to the Carlton Group, the Carlton Directors and the immediate families and related trusts of and persons connected with the Carlton Directors, for which only the Carlton Directors accept responsibility, and the information relating solely to the Granada Group, the Granada Directors and the immediate families and related trusts of and persons connected with the Granada Directors, for which only the Granada Directors accept responsibility. To the best of the knowledge and belief of the Carlton Directors and the Granada Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1	The Carlton Directors and their positions are:

Michael Green	Chairman
Paul Murray	Finance Director
Etienne de Villiers	Non-executive Director
David Green	Non-executive Director
Leslie Hill	Non-executive Director
Sir Sydney Lipworth QC	Non-executive Director
John McGrath	Non-executive Director
Sir Brian Pitman	Non-executive Director

The business address of each of the Carlton Directors is 25 Knightsbridge, London SW1X 7RZ.

The company secretary of Carlton is David Abdoo.

2.2	The Granada Directors and their positions are:

Charles Allen	CBE Executive Chairman
Sir George Russell CBE	Non-executive Deputy Chairman
Henry Staunton	Finance Director
Graham Parrott	Commercial Director
David Chance	Non-executive Director
Richard Clothier	Non-executive Director
James Crosby	Non-executive Director
Michael Orr	Non-executive Director
Nigel Rich CBE	Non-executive Director

The business address of each of the Granada Directors is The London Television Centre, Upper Ground, London SE1 9LT.

The company secretary of Granada is Graham Parrott.

3.	Interests in Carlton Shares and Carlton ADRs

3.1	As at the last day of the Disclosure Period, the interests of the Carlton Directors, their families and persons connected with such directors within the meaning of section 346 of the Act, in the share capital of Carlton, in the case of the directors and their families, as required to be notified to Carlton pursuant to sections 324 and 328 of the Act or required by section 325 of the Act to be entered in the register referred to therein and, in the case of persons connected with the Carlton Directors, as would be required to be so notified or entered in such register if such connected person were a Carlton Director

60

and the interest of that connected person is known to or could with reasonable diligence be ascertained by that Carlton Director are as follows:

Issued Share Capital

                                                    Number      Number
                                                of Carlton  of Carlton
                                                  Ordinary  Preference
Director                                            Shares      Shares
Michael Green(1)                                10,270,717          --
Paul Murray                                        109,821          --
Etienne de Villiers                                  5,000          --
David Green(1)                                   9,375,299          --
Leslie Hill                                         79,889          --
Sir Sydney  Lipworth QC                             36,646          --
John McGrath                                         5,000          --
Sir Brian Pitman                                     1,082          --
(1)	The beneficial interests of Michael Green and David Green include a holding of 8,057,330 Carlton Ordinary Shares held beneficially by Tangent Industries Limited, a company controlled by Michael Green.

As potential beneficiaries of the Carlton Employee Share Ownership Plan, Michael Green and Paul Murray are deemed to be interested in the 1,643,673 Carlton Ordinary Shares held by the trustee, Barclays Private Bank & Trust (Isle of Man) Limited.

As potential beneficiaries of the Carlton Qualifying Employee Share Ownership Trust, Michael Green and Paul Murray are deemed to be interested in the 686,656 Carlton Ordinary Shares held by the trustee, Carlton Quest Trustee Limited.

Michael Green and Paul Murray may purchase additional Carlton Ordinary Shares prior to the Effective Date to satisfy their requirement to commit Carlton Ordinary Shares under the Carlton Equity Participation Plan (“EPP”).

Share options and share awards

The Carlton Directors had the following interests in options over Carlton Ordinary Shares under the terms of the Carlton Sharesave Scheme (“SAYE”), the 1983 Carlton Executive Share Option Scheme (“1983 ESOS”) and the 1999 Carlton Executive Share Option Scheme (“1999 ESOS”) as at the last day of the Disclosure Period:

                                Number of
                                  Carlton
                                 Ordinary     Exercise            Exercise
Director       Date of grant       Shares    price (p)              period
Michael Green
1983 ESOS           03.01.95       40,000        358.4       03.01.98 - 02.01.05
SAYE                02.10.98        5,164          334       01.12.03 - 01.06.04
1983 ESOS           14.12.98      230,188          530       14.12.01 - 13.12.08
1999 ESOS           11.01.00      202,657          602       11.01.03 - 10.01.10
1999 ESOS           25.05.00      158,031          772       25.05.03 - 24.05.10
1999 ESOS           16.01.01      238,859          561       16.01.04 - 15.01.11
1999 ESOS           25.06.01      315,047          319       25.06.04 - 24.06.11
1999 ESOS           18.12.02      755,639          133       18.12.05 - 17.12.12
Paul Murray
1999 ESOS           13.12.01      488,888          225       13.12.04 - 12.12.11
1999 ESOS           18.12.02      366,541          133       18.12.05 - 17.12.12
SAYE                29.01.03       14,931          110       01.04.08 - 30.09.08

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The Carlton Directors had the following interests in Carlton Ordinary Shares conditionally awarded under the deferred annual bonus share plan (“DABS”) and the long term incentive share plan (“LTIS”) as at the last day of the Disclosure Period:

                                Number of
                                  Carlton
                                 Ordinary     Exercise            Exercise
Director       Date of grant       Shares    price (p)              period
Michael Green
DABS                06.02.97       20,331      nominal       01.01.01 - 05.02.07
LTIS                06.02.97       28,590      nominal       15.02.01 - 05.02.07
DABS                04.12.97        1,953      nominal       01.01.02 - 03.12.07
LTIS                04.12.97       79,075      nominal       15.02.02 - 03.12.07
DABS                14.12.98        5,411      nominal       01.01.03 - 13.12.08
DABS                11.01.00        6,258      nominal       01.01.04 - 10.01.10
DABS                21.12.00       19,910      nominal       01.01.05 - 20.12.10

The Carlton Directors had the following interests in Carlton Ordinary Shares conditionally allocated under the Carlton Equity Participation Plan as at the last day of the Disclosure Period:

                                Number of
                                  Carlton
                                 Ordinary   Exercise           Exercise
Director       Date of grant       Shares  price (p)             period
Michael Green
Awards              05.12.01    1,786,665    nominal   up to 50% on 01.04.05 and
                                                         the balance on 01.04.06
Options             05.12.01    1,786,665        225   up to 50% on 01.04.05 and
                                                         the balance on 01.04.06
Awards              07.01.03    1,440,858    nominal   up to 50% on 01.04.06 and
                                                         the balance on 01.04.07
Options             07.01.03    1,440,858      139.5   up to 50% on 01.04.06 and
                                                         the balance on 01.04.07
Paul Murray
Awards              05.12.01       733,332    nominal  up to 50% on 01.04.05 and
                                                         the balance on 01.04.06
Options             05.12.01       733,332        225  up to 50% on 01.04.05 and
                                                         the balance on 01.04.06
Awards              07.01.03       698,922    nominal  up to 50% on 01.04.06 and
                                                         the balance on 01.04.07
Options             07.01.03       698,922      139.5  up to 50% on 01.04.06 and
                                                         the balance on 01.04.07

3.2	As at the last day of the Disclosure Period, the following person connected with Carlton owned or controlled the following Carlton Ordinary Shares:

                                                               Number of Carlton
Name                                                             Ordinary Shares
Carlton Quest Trustee Limited                                            686,656

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3.3	As at the last day of the Disclosure Period, the following person connected with Granada owned or controlled the following Carlton Ordinary Shares:

                                                               Number of Carlton
Name                                                             Ordinary Shares
CCI Citibank Overseas Investment Corporation                             311,524
CSFB International                                                        77,797
CSFB Equities Limited                                                    756,416
Credit Suisse Private Banking                                              3,640

3.4	As at the last day of the Disclosure Period the following person connected with Granada owned or controlled the following Carlton ADRs:

                                                                       Number of
Name                                                                Carlton ADRs
Citigroup Global Markets Inc                                                 430

4.	Dealings in Carlton Shares and Carlton ADRs

4.1	The following dealings for value in Carlton Ordinary Shares by Carlton Directors have taken place during the Disclosure Period:

                                                               Number  Price per
                                                           of Carlton    Carlton
                                                             Ordinary   Ordinary
Name                      Date   Nature of transaction         Shares  Share (p)
Michael Green         03.02.03   Acquisition under
                                   DABS/LTIS                   62,393    nominal
Paul Murray           05.12.01   Acquisition                  109,821     248.40
Etienne de Villiers   20.01.03   Acquisition                    5,000     120.70

Sir Sydney Lipworth   08.04.02   Acquisition/dividend
                                   reinvestment                   633     258.50
QC                    16.08.02   Acquisition/dividend
                                   reinvestment                   839     130.06
                      07.04.03   Acquisition/dividend
                                   reinvestment                 1,674     102.00
                      15.08.03   Acquisition/dividend
                                   reinvestment                   400     179.00
John McGrath          22.09.03   Acquisition                    5,000     171.69

4.2	The following dealings for value in Carlton Ordinary Shares by persons connected with Carlton have taken place during the Reduced Disclosure Period:

                                                               Number  Price per
                                                           of Carlton    Carlton
                                                             Ordinary   Ordinary
Name                      Date   Nature of transaction         Shares  Share (p)
Cazenove & Co.
  Limited             07.01.03   Disposal                           4     137.00
                      07.01.03   Acquisition                        4     140.08
                      07.04.03   Acquisition                   32,624     102.50
                      07.04.03   Disposal                      32,624     102.27
                      03.06.03   Disposal                          60     134.50
                      03.06.03   Acquisition                       60     139.75
                      15.08.03   Acquisition                    1,100     180.75
                      15.08.03   Acquisition                    1,431     180.75
                      15.08.03   Disposal                       2,531     179.01

4.3	(i)	On 2 April 2002, 40,913 Carlton Preference Shares were converted, in accordance with the articles of association of Carlton by a process of consolidation and subdivision into 10,564 Carlton Ordinary Shares and 30,349 non-voting deferred shares of 5p each. The deferred shares were subsequently repurchased by Carlton for an aggregate consideration of 1p, and all 30,349

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deferred shares were then cancelled. All authorised unissued deferred share capital was converted into authorised unissued ordinary share capital.

(ii)	On 1 April 2003, 32,540 6.5p Carlton Preference Shares were converted, in accordance with the articles of association of Carlton, by a process of consolidation and subdivision into 8,400 Carlton Ordinary Shares and 24,140 non-voting deferred shares of 5p each. The deferred shares were subsequently repurchased by Carlton for an aggregate consideration of 1p, and all 24,140 deferred shares were then cancelled. All authorised unissued deferred share capital was converted into authorised unissued ordinary share capital.

4.4	The following dealings for value in Carlton Ordinary Shares by persons connected with Granada have taken place during the Reduced Disclosure Period:

                                           Total number  Total number
                                             of Carlton    of Carlton   Highest  Lowest
                                        Ordinary Shares      Ordinary     price   price
Name                   Period                 purchased   Shares sold       (p)     (p)
CSFB LLC               11.10.02-4.12.03       7,891,080                  187.82   70.25
                                                            7,882,060    187.82   70.25
CSFB (Europe) Limited  11.10.02-4.12.03         945,417                  209.00   87.40
                                                              831,211    222.00   68.51

                                                           Number     Price per
                                                       of Carlton       Carlton
                                         Nature of       Ordinary      Ordinary
Name                        Date         transaction       Shares     Share (p)
CSFB, Zurich                31.03.03     Disposal          13,160         88.47
                            06.05.03     Disposal           8,418        103.95
                            30.05.03     Disposal           6,472        137.94
                            14.08.03     Disposal           1,500        169.00
CSFB International          05.12.02     Disposal          22,691        153.00
                            03.01.03     Disposal             956        142.30
                            28.01.03     Disposal           1,251        110.00
                            03.02.03     Acquisition       17,935        115.00
                            06.02.03     Acquisition       17,935        115.00
                            16.06.03     Acquisition       11,643        130.80
                            20.06.03     Disposal             924        136.43
CSFB Equities Limited       14.03.03     Acquisition       35,420         80.25
                            14.03.03     Acquisition       35,420         80.25
                            18.06.03     Acquisition       76,500        138.24
                            18.06.03     Acquisition       76,500        138.24
                            19.06.03     Acquisition      205,000        135.54
                            19.06.03     Acquisition      205,000        135.54
                            27.06.03     Acquisition       38,916        138.35
                            03.07.03     Acquisition      420,000        143.50
                            11.07.03     Acquisition       75,000        150.44
                            15.07.03     Acquisition      200,000        156.49
                            20.10.03     Disposal         250,000        213.73

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4.5	The following dealings for value in Carlton Preference Shares by persons connected with Granada have taken place during the Reduced Disclosure Period:

                                                           Number     Price per
                                                       of Carlton       Carlton
                                         Nature of     Preference    Preference
Name                        Date         transaction       Shares     Share (p)
CSFB, Zurich                17.03.03     Disposal          10,400         80.36
CSFB (Europe) Limited       14.04.03     Acquisition      200,000         85.00

4.6	The following dealings for value in Carlton ADRs by persons connected with Granada have taken place during the Reduced Disclosure Period:

                                       Nature of        Number of     Price per
Name                      Date         transaction   Carlton ADRs   Carlton ADR
                                                                          (US$)
Smith Barney Inc          22.11.02     Acquisition            388         11.02
                          02.12.02     Acquisition            540         13.25
                          20.02.03     Disposal             1,056          7.57
                          24.02.03     Disposal               135          7.80
                          28.02.03     Disposal                49          6.28
                          11.03.03     Disposal                50          5.66
                          13.03.03     Disposal                37          6.05
                          14.03.03     Disposal                42          6.34
                          17.03.03     Disposal                34          6.82
                          11.04.03     Disposal                55          7.51
                          21.04.03     Disposal                53          7.80
                          06.05.03     Disposal                30          8.50
                          12.05.03     Disposal               142          8.15
                          13.05.03     Disposal                38          7.72
                          05.06.03     Disposal                31         11.00
                          06.06.03     Disposal                30         11.75
                          10.06.03     Disposal               262         11.45
                          11.06.03     Disposal                46         11.24
                          12.06.03     Disposal               141         11.42
                          16.06.03     Disposal                53         10.97
                          25.06.03     Disposal               116         11.35
Citigroup Global
  Markets Inc             25.10.02     Disposal                40          9.47
  Asset Management        28.10.02     Disposal                49         10.01
                          09.04.03     Disposal                56          7.50

4.7	On 3 December 2003, ITV plc subscribed for two Carlton Ordinary Shares at a price of 237 pence per share and as at the last day of the Disclosure Period, ITV plc was interested in two Carlton Ordinary Shares.

5.	Interests in Granada Shares

5.1	As at the last day of the Disclosure Period, the interests of the Granada Directors, their families and persons connected with such directors within the meaning of section 346 of the Act, in the share capital of Granada, in the case of the directors and their families, as required to be notified to Granada pursuant to sections 324 and 328 of the Act or required by section 325 of the Act to be entered in the register referred to therein and, in the case of persons connected with the Granada Directors, as would be required to be so notified or entered in such register if such connected person were a Granada Director

65

and the interest of that connected person is known to or could with reasonable diligence be ascertained by that Granada Director are as follows:

                                                                Number of
Director                                                   Granada Shares
Charles Allen CBE                                               2,745,248
David Chance                                                       16,609
Richard Clothier                                                    7,505
James Crosby                                                           --
Michael Orr                                                         6,037
Graham Parrott                                                    542,658
Nigel Rich CBE                                                     50,665
Sir George Russell CBE                                                 --
Henry Staunton                                                  1,777,201

As potential beneficiaries of the Granada Media Employees’ Benefit Trust, Charles Allen, Henry Staunton and Graham Parrott are deemed to be interested in the 7,435,012 Granada Shares held by the trustee, Mourant & Co. Trustees Limited.

As potential beneficiaries of the Granada Employees’ Benefit Trust, Charles Allen, Henry Staunton and Graham Parrott are deemed to be interested in the 15,751,864 Granada Shares held by the trustee, Mourant & Co. Trustees Limited.

As potential beneficiaries of the Granada plc Qualifying Employee Share Ownership Trust, Charles Allen, Henry Staunton and Graham Parrott are deemed to be interested in the 1,263,165 Granada Shares held by the trustee, Granada QUEST Trustees Limited.

Share options and share awards

The following Granada Directors had outstanding the following interests in options over Granada Shares under the terms of the Granada Media plc and Granada plc Approved and Unapproved Executive Share Option Schemes (“ESOS”) and Savings-Related Share Option Schemes (“SAYE”) as at the last day of the Disclosure Period:

                                     Number of
                                       Granada    Exercise              Exercise
Director             Date of grant      Shares   price (p)                period
Charles Allen CBE
Media ESOS                11.07.00     421,816         279   11.07.03 - 10.07.10
Granada ESOS              06.07.01   1,351,579       142.5   06.07.04 - 05.07.11
Granada ESOS              07.01.03   2,407,500          80   07.01.06 - 06.01.13
Granada SAYE              01.03.02      14,267         116   01.03.07 - 31.08.07
Henry Staunton
Media ESOS                11.07.00     225,883         279   11.07.03 - 10.07.10
Granada ESOS              06.07.01     723,768       142.5   06.07.04 - 05.07.11
Granada ESOS              07.01.03   1,289,212          80   07.01.06 - 06.01.13
Granada SAYE              01.03.03      13,897          68   01.03.06 - 31.08.06
Graham Parrott
Media ESOS                11.07.00     142,924         279   11.07.03 - 10.07.10
Granada ESOS              06.07.01     457,958       142.5   06.07.04 - 05.07.11
Granada ESOS              07.01.03     815,737          80   07.01.06 - 06.01.13
Media SAYE                01.02.01       5,811         166   01.02.04 - 31.07.04

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The Granada Directors had the following interests in Granada Shares under the Granada Deferred Share Award Plan as at the last date of the Disclosure Period:

                                        Number of
                                          Granada
Director               Date of grant       Shares              Release Date
Charles Allen CBE
Awards                      04.12.03      787,737      50% in December 2004
                                                       50% in December 2005
Henry Staunton
Awards                      04.12.03      632,748      50% in December 2004
                                                       50% in December 2005
Graham Parrott
Awards                      04.12.03      400,365      50% in December 2004
                                                       50% in December 2005

The Granada Directors had the following interests in Granada Shares under the Granada Commitment Scheme as at the last day of the Disclosure Period:

                                             Number     Exercise
Director                 Date of grant    of shares    price (p)    Vesting date
Charles Allen CBE
Awards                        11.07.00    2,287,126           --       July 2004
Options                       11.07.00    2,902,626          279       July 2004
Henry Staunton
Awards                        11.07.00    1,224,755           --       July 2004
Options                       11.07.00    1,554,355          279       July 2004
Graham Parrott
Awards                        11.07.00      516,637           --       July 2004
Options                       11.07.00      655,671          279       July 2004

The options and awards referred to above were granted for no monetary consideration.

5.2	As at the last day of the Disclosure Period the following persons connected with Granada owned or controlled the following Granada Shares:

                                                                       Number of
Name                                                              Granada Shares
Granada QUEST Trustees Limited                                         1,263,165
ABN AMRO Bank N.V.                                                     1,920,742
CSFB International                                                       120,373

5.3	As at the last day of the Disclosure Period the following person connected with Carlton owned or controlled the following Granada Shares:

                                                                       Number of
Name                                                              Granada Shares
Evergreen Film Productions Limited                                           723

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6.	Dealings in Granada Shares

6.1	The following dealings for value in Granada Shares by Granada Directors have taken place during the Disclosure Period:

                                                          Number of    Price per
                               Nature of                    Granada      Granada
Name               Date        transaction                   Shares    Share (p)
Charles Allen CBE  06.07.02    Acquisition*                 339,383       113.88
                   06.07.02    Disposal**                   135,753       113.88
                   11.07.02    Acquisition*                 241,886       100.38
                   11.07.02    Disposal**                    96,754       100.38
                   07.07.03    Acquisition*                 339,384        89.75
                   07.07.03    Disposal**                   139,147        89.75
                   25.07.03    Acquisition***               615,500        94.81
                   25.07.03    Disposal****                 252,356        94.81

Graham Parrott     05.04.02    Acquisition/dividend
                                 reinvestment                     7       139.00
                   06.07.02    Acquisition*                 114,994       113.88
                   06.07.02    Disposal**                    45,997       113.88
                   11.07.02    Acquistion*                   81,960       100.38
                   11.07.02    Disposal**                    32,783       100.38
                   07.07.03    Acquisition*                 114,994        89.75
                   07.07.03    Disposal**                    47,147        89.75
                   25.07.03    Acquisition***               139,034        94.81
                   25.07.03    Disposal****                  57,004        94.81

Henry Staunton     05.04.02    Acquisition/dividend
                                 reinvestment                    26       139.00
                   06.07.02    Acquisition*                 181,739       113.88
                   06.07.02    Disposal**                    72,695       113.88
                   11.07.02    Acquisition*                 129,530       100.38
                   11.07.02    Disposal**                    51,812       100.38
                   01.10.02    Acquisition/dividend
                                 reinvestment                     7        69.00
                   03.10.02    Acquisition/dividend
                                 reinvestment                    22        72.00
                   01.04.03    Acquisition/dividend
                                 reinvestment                     9        60.10
                   04.04.03    Acquisition/dividend
                                 reinvestment                    70        63.70
                   07.07.03    Acquisition*                 181,739        89.75
                   07.07.03    Disposal**                    74,512        89.75
                   25.07.03    Acquisition***               329,600        94.81
                   25.07.03    Disposal****                 135,137        94.81
                   30.09.03    Acquisition/dividend
                                 reinvestment                    23         95.2
                   01.10.03    Acquisition/dividend
                                 reinvestment                    11        94.95
                   03.10.03    Acquisition/dividend
                                 reinvestment                    19        105.7

Nigel Rich CBE     01.10.03    Acquisition/dividend
                                 reinvestment                   240        94.62

Richard Clothier   02.04.02    Acquisition/dividend
                                 reinvestment                    50       140.60
                   01.10.02    Acquisition/dividend
                                 reinvestment                   103        69.61
                   01.04.03    Acquisition/dividend
                                 reinvestment                   123        59.00
                   01.10.03    Acquisition/dividend
                                 reinvestment                    77        94.62
*	Acquired under the Granada Deferred Share Award Plan.
**	Disposal to cover tax liabilities under the Granada Deferred Share Award Plan.
***	Acquired under the Granada Media Commitment Plan.
****	Disposal to cover tax liabilities under the Granada Media Commitment Plan.

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6.2	The following dealings for value in Granada Shares by persons connected with Granada have taken place during the Reduced Disclosure Period:

                                      Total number  Total number
                                        of Granada    of Granada   Highest   Lowest
                                            Shares        Shares     price    price
Name                 Period              purchased          sold       (p)      (p)
ABN AMRO Bank N.V.   11.10.02-4.11.03    3,321,669                  123.00    55.50
                                                       3,505,992    112.25    57.00
CSFB Equities
  Limited            11.10.02-4.12.03    5,583,651                  156.10    53.25
                                                       4,642,578    116.33    83.81
Credit Suisse First  11.10.02-4.12.03    8,267,692                   98.09    49.00
  Boston LLC                             8,267,692                   98.09    49.00
CSFB (Europe)
  Limited            11.10.02-4.12.03    1,809,826                  109.32    52.50
                                                       1,953,737       118    40.99

                                                        Number of      Price per
                                         Nature of        Granada        Granada
Name                        Date         transaction       Shares      Share (p)
CSFB, Zurich                13.03.03     Disposal              76          28.52
                            31.03.03     Disposal          10,110          56.97
                            01.04.03     Disposal           9,800          58.69
                            07.04.03     Disposal         286,211          66.87
                            22.04.03     Acquisition       44,500          66.94
                            06.05.03     Disposal          12,970          68.22
                            19.05.03     Disposal           4,853          71.71
                            30.05.03     Disposal           5,000          89.70
                            30.05.03     Disposal          10,201          88.50
                            17.06.03     Disposal          19,575          86.45
                            15.07.03     Disposal             869          95.27
                            27.08.03     Disposal          10,500         105.58
CSFB International          20.05.03     Disposal           8,857          76.75
                            20.05.03     Disposal          11,975          76.50
                            16.06.03     Acquisition       48,030          84.78
                            20.06.03     Disposal           2,215          84.96
Lazard Freres SAS           07.11.02     Disposal             250          81.50
                            07.11.02     Disposal             250          81.50
                            20.01.03     Disposal           3,000          71.25

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6.3	The following dealings for value in Granada Shares by persons connected with Carlton have taken place during the Reduced Disclosure Period:

                                                        Number of      Price per
                                         Nature of        Granada        Granada
Name                        Date         transaction       Shares      Share (p)
Cazenove & Co. Limited      25.10.02     Disposal          28,700          71.36
                            28.10.02     Acquisition       28,700          75.50
                            27.10.03     Disposal          21,931         113.00
                            27.10.03     Disposal          23,600         113.00
                            27.10.03     Disposal          23,600         113.00
                            27.10.03     Disposal           6,712         113.00
                            27.10.03     Disposal          19,688         113.00
                            27.10.03     Disposal          38,894         113.00
                            27.10.03     Disposal           9,303         113.00
                            27.10.03     Disposal           1,803         113.00
                            27.10.03     Disposal               2         113.00
                            27.10.03     Acquisition      145,533         113.00
                            28.10.03     Acquisition       68,600         112.25
                            28.10.03     Disposal          32,953         112.25
                            28.10.03     Disposal          14,454         112.25
                            28.10.03     Disposal           1,551         112.25
                            28.10.03     Disposal           1,042         112.25
                            28.10.03     Disposal           8,900         112.25
                            28.10.03     Disposal           9,400         112.25
                            28.10.03     Disposal             300         112.25

7.	Shareholdings and dealings - general

7.1	Save as disclosed in paragraphs 3 to 6 above, neither Granada nor Carlton nor any of the Granada Directors or Carlton Directors nor any member of their immediate families owns, controls or is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value in any relevant securities during the Disclosure Period.

7.2	Save as disclosed in paragraphs 3 to 6 above no person connected with either Carlton or Granada owns, controls or is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value therein during the Reduced Disclosure Period.

7.3	Save as disclosed in paragraphs 3 to 6 above, neither ITV plc nor any of its subsidiaries nor any of the ITV Directors nor any member of their immediate families nor any other person acting in concert with ITV plc owns, controls or is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value in any relevant securities during the Disclosure Period.

7.4	Save as disclosed herein, none of (i) Granada or any associate of Granada; or (ii) Carlton or any associate of Carlton has any arrangement in relation to relevant securities. For the purposes of this paragraph 7.4, “arrangement” includes an indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing.

7.5	References in this paragraph 7 to:

(i)	an “associate” are to:

(a)	subsidiaries and associated companies of Granada, Carlton or ITV plc, as applicable, and companies of which any such subsidiaries or associated companies are associated companies;

(b)	banks, financial and other professional advisers (including stockbrokers) to Granada, Carlton or ITV plc, as applicable, or a company covered in (a) above, including persons

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controlling, controlled by or under the same control as such banks or financial or other professional advisers;

(c)	the directors of Granada, Carlton or ITV plc, as applicable, and the directors of any company covered in (a) above (together in each case with their close relatives and related trusts); and

(d)	the pension funds of Granada, Carlton or ITV plc, as applicable, or any company covered in (a) above;

(ii)	a “bank”, do not apply to a bank whose sole relationship with Granada, Carlton or ITV plc, or a company covered in (i)(a) above, is the provision of normal commercial banking services or such activities in connection with the Merger as handling acceptances and other registration work;

(iii)	for any person to be considered “connected with” another person, they must be:

(a)	any subsidiary of that other person; or

(b)	any bank, stockbroker, financial or other professional adviser (other than an exempt market maker) to that other person, or any person controlling, controlled by or under the same control as such bank, stockbroker, financial or other professional adviser; or

(c)	any pension fund of the other person (or any of the other person’s subsidiaries); (d) any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with (as such expression is interpreted for the purposes of the City Code) that other person;

(iv)	ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and “control” means a holding or aggregate holdings of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives de facto control; and

(v)	“relevant securities” means Granada Shares, Carlton Shares, Carlton ADRs, ITV Shares and securities convertible into or exchangeable for rights to subscribe for and options in respect of any of the foregoing.

8.	Directors’ service contracts and emoluments

8.1	The details of the service contracts of the Granada Directors who have been appointed as directors of ITV plc, being Charles Allen and Henry Staunton, are set out in paragraph 7 of Part 8 of the Listing Particulars.

Graham Parrott will not become a director or company secretary of ITV plc upon the Merger becoming effective. However, he has agreed to continue as ITV plc’s Commercial Director until August 2004, to manage the merger process and complete the work consequent on the Merger, upon terms which have been agreed and are contained in a Compromise Agreement dated 26 November 2003.

Mr Parrott’s current basic annual salary is £340,978 and when his employment terminates he will receive compensation, based upon his service agreement, comprising 24 months’ salary and continuation of his company benefits including healthcare, use of company car and life assurance and death benefits for the same period. Having reached the age of 55 and as a result of 31 years’ service with the Granada Group, Mr Parrott will be entitled to an undiscounted early retirement pension. Any entitlements under the Granada Share Schemes and the ITV Share Schemes will vest as a good leaver in accordance with the rules of those schemes.

8.2	The details of the service contracts of the Carlton Directors are as follows:

Michael Green has no written service contract with Carlton and as such his employment is terminable on reasonable notice. Mr Green’s current basic salary is £690,000 and he participates in the Carlton Board’s annual performance-related cash bonus scheme. A proportion of any cash bonus paid under that scheme can be invested in the Carlton Deferred Annual Bonus Share Plan. Mr Green also participates in the Carlton Equity Participation Plan and can be granted share options under the Carlton

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1999 Share Option Scheme. Mr Green is entitled to membership of Carlton’s life assurance, medical and permanent health insurance sick pay schemes. He is also entitled to a company car or an allowance in lieu of a company car. Mr Green is a member of the directors’ contributory defined benefit pension scheme. This scheme enables members to retire at age 60 with a maximum pension after 30 years’ pensionable service equivalent to two thirds of their final pensionable salary. Pensionable salary is basic salary, excluding bonuses, and final pensionable salary is the average of pensionable salary over the last three years before retirement.

Mr Green’s contract with Carlton will be terminated on the day the Court sanctions the Carlton Ordinary Shareholder Scheme and he will receive by way of agreed damages a cash sum reflecting the value of 12 months’ salary, bonus and benefits together with an augmentation of his benefits under Carlton’s pension scheme by the addition of 24 months’ service. Under the Carlton Equity Participation Plan (“EPP”) Mr Green will retain his awards and options - but only to the extent the relevant performance targets which are to be tested in January 2004 are satisfied - and these will only be exercisable, in accordance with the rules of the EPP, at such times as these options and awards would normally have been exercisable had his contract not been terminated. His award under the Carlton Deferred Annual Bonus Share Plan and options under the Carlton 1983 and 1999 Executive Share Option Schemes will be exercisable for the period permitted under the relevant scheme rules.

Paul Murray entered into a service agreement with Carlton on 22 November 2001 pursuant to which he is employed as group Finance Director. The contract is terminable on one year’s notice by either party, save on a change of control whereupon for one year thereafter the contract is terminable by the company on two years’ notice. Mr Murray’s current basic salary is £335,000 per annum. He participates in the Carlton Board’s annual performance-related cash bonus scheme. A proportion of any cash bonus paid under that scheme can be invested in the Carlton Deferred Annual Bonus Share Plan. Mr Murray also participates in the Carlton Equity Participation Plan and can be granted share options under the Carlton 1999 Share Option Scheme. He is entitled to membership of Carlton’s life assurance, medical and permanent health insurance sick pay schemes. He is also entitled to an annual car allowance. Mr Murray is a member of the directors’ contributory defined benefit pension scheme which enables members to retire at age 60 with a maximum pension after 30 years’ pensionable service equivalent to two thirds of their final pensionable salary. Pensionable salary is basic salary, excluding bonuses, and final pensionable salary is the average of pensionable salary over the last three years before retirement. As Mr Murray is “capped”, a proportion of the pension benefits are provided directly by Carlton.

Mr Murray’s contract with Carlton will be terminated on the day the Court sanctions the Carlton Ordinary Shareholder Scheme and, having regard to principles of mitigation, it has been agreed that he will receive by way of damages a cash sum reflecting the value of 12 months’ salary, bonus and benefits. He will also receive an augmentation of his benefits under Carlton’s pension scheme by the addition of 24 months’ service. Insofar as this benefit is provided by an unfunded arrangement he may elect for a contribution to a FURBS or a cash sum by way of commutation of that unfunded pension promise. In addition Mr Murray will receive his retention bonus of 12 months’ salary. Under the EPP Mr Murray will retain his awards and options - but only to the extent the relevant performance targets which are to be tested in January 2004 are satisfied - and these will only be exercisable, in accordance with the rules of the EPP, at such times as these options and awards would normally have been exercisable had his contract not been terminated. His options under the Carlton 1999 Executive Share Option Scheme will be exercisable for the period permitted under the scheme rules.

8.3	Save as set out in this document and the Listing Particulars, the effect of the Schemes on the interests of the Granada Directors and Carlton Directors does not differ from its effect on the like interests of any other Shareholder.

8.4	Save as set out in this document and the Listing Particulars, the emoluments of the Granada Directors and Carlton Directors are not affected by the Schemes.

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9.	Market quotations

9.1	The following table shows the closing middle market prices for Granada Shares as derived from the Official List for the first dealing day of each month from July to December 2003 inclusive, 10 October 2002 (being the last business day prior to the Disclosure Period) and for 4 December 2003 (being the last practicable date prior to the publication of this document):

Date                                         Granada Share price
                                                             (p)
10 October 2002                                            66.50
1 July 2003                                                88.00
1 August 2003                                              98.00
1 September 2003                                          106.50
1 October 2003                                             95.00
3 November 2003                                           117.25
1 December 2003                                           123.00
4 December 2003                                           128.50

9.2	The following table shows the closing middle market prices for Carlton Shares as derived from the Official List for the first dealing day of each month from July to December 2003 inclusive, 10 October 2002 (being the last business day prior to the Disclosure Period) and for 4 December 2003 (being the last practicable date prior to the publication of this document):

                                     Carlton Ordinary    Carlton Preference
Date                                      Share price           Share price
                                                  (p)                   (p)
10 October 2002                                113.00                 81.50
1 July 2003                                    146.00                 94.50
1 August 2003                                  164.00                 93.50
1 September 2003                               179.75                 94.00
1 October 2003                                 162.00                 95.75
3 November 2003                                217.00                103.00
1 December 2003                                231.50                101.00
4 December 2003                                242.50                101.25

10.	Material contracts

Details of each material contract (not being a contract entered into in the ordinary course of business) which has been entered into by any member of the Granada Group and any member of the Carlton Group since 11 October 2000 are set out in paragraph 13 of Part 8 of the Listing Particulars.

11.	No material change

Save for the re-categorisation of a fixed asset investment as a current asset investment disclosed on page 20 of the Listing Particulars, there has been no material change in the financial or trading position of the Carlton Group since 30 September 2003, being the end of the last twelve month financial period for which audited non-statutory accounts of Carlton have been published. This re-categorisation was noted as a non-adjusting post balance sheet event in Carlton’s second interim results for the 12 months to 30 September 2003, but a non-cash adjustment will be made in the statutory accounts of the Carlton Group for the period to 31 December 2003. For the purposes of the Listing Particulars the re-categorisation and the related write-down to market value has been made in the Carlton accountants’ report in Part 4 of the Listing Particulars as at 30 September 2003.

There has been no material change in the financial or trading position of the Granada Group since 30 September 2003, being the date to which the audited consolidated non-statutory accounts of Granada were drawn up.

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12.	Consent

UBS and Lazard have given and not withdrawn their respective written consents to the issue of this document with the inclusion of references to their names in the form and context in which they are included.

13.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) up to and including the Effective Date at the registered office of ITV plc being The London Television Centre, Upper Ground, London SE1 9LT and at the offices of Lovells, Atlantic House, Holborn Viaduct, London EC1A 2FG and Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(a)	this document;

(b)	the Listing Particulars;

(c)	the memorandum and articles of association of ITV plc, Granada and Carlton;

(d)	a draft of the articles of association of Granada as proposed to be amended at the Granada EGM and a draft of the articles of association of Carlton as proposed to be amended at the Carlton EGM;

(e)	the consolidated audited reports and accounts of Granada for the two financial years ended 30 September 2002 and the consolidated audited non-statutory accounts of Granada for the twelve months ended 30 September 2003;

(f)	the consolidated audited reports and accounts of Carlton for the two financial years ended 30 September 2002 and the consolidated audited non-statutory accounts of Carlton for the twelve months ended 30 September 2003;

(g)	the service agreements of the Carlton Directors and the Granada Directors referred to in paragraph 8 above;

(h)	the material contracts referred to in paragraph 10 above;

(i)	the written consents referred to in paragraph 12 above;

(j)	the reports from KPMG Audit Plc set out in Part 3 and Part 5 of the Listing Particulars;

(k)	the report from PricewaterhouseCoopers LLP set out in Part 4 of the Listing Particulars;

(l)	the written statement of adjustments of PricewaterhouseCoopers LLP setting out the adjustments made by them in arriving at the figures shown in their report in Part 4 of the Listing Particulars;

(m)	the written statement of adjustments of KPMG setting out the adjustments made by them in arriving at the figures shown in their report in Part 3 of the Listing Particulars;

(n)	the rules of the ITV Share Schemes;

(o)	a full list of dealings for value of ABN Amro Bank N.V., CSFB Equities Limited, Credit Suisse First Boston LLC and CSFB (Europe) Limited in Granada Shares in the period from 11 October 2002 to 4 December 2003; and

(p)	a full list of dealings for value of CSFB LLC and CSFB (Europe) Limited in Carlton Ordinary Shares in the period from 11 October 2002 to 4 December 2003.

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PART ELEVEN: DEFINITIONS

“Act”	the Companies Act 1985, as amended

“Admission”	the admission of the ITV Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules

“Broadcasting Act”	the Broadcasting Act 1990, as amended

“Business Day”	a day on which the London Stock Exchange is open for the transaction of business

“Carlton”	Carlton Communications Plc, incorporated in England and Wales with registered number 00348312

“Carlton ADR Deposit Agreement”	the deposit agreement dated as of 5 February 1987, as amended by Amendment No.1 dated as of 1 June 1989, as amended and restated as of 15 July 1991, and as further amended by Amendment No.2 as of 20 February 1996, entered into between Carlton, the Carlton ADR Depositary and the holders of Carlton ADRs issued thereunder

“Carlton ADR Depositary”	the depositary under the Carlton Deposit Agreement, which is currently JPMorgan Chase Bank, 4 New York Plaza, 13th Floor, New York, NY10004, United States

“Carlton ADRs”	American depositary receipts evidencing Carlton ADSs

“Carlton ADSs”	American depositary shares issued pursuant to the Carlton ADR Deposit Agreement, each representing five Carlton Ordinary Shares

“Carlton A Ordinary Shares”	the A ordinary shares of 5 pence each in the capital of Carlton having the rights and being subject to the restrictions specified in the draft article 3B to be adopted pursuant to resolution 1(B)(i) in the notice of Carlton EGM set out at pages 84 to 87 of this document

“Carlton Court Meetings”	the Carlton Ordinary Shareholder Court Meeting and the Carlton Preference Shareholder Court Meeting

“Carlton Directors”	the persons whose names are set out in paragraph 2.1 of Part Ten of this document or, where the context so requires, the directors of Carlton from time to time

“Carlton EGM”	the extraordinary general meeting of Carlton convened by the notice set out on pages 84 to 87 of this document, including any adjournment thereof

“Carlton Group”	Carlton and its subsidiary and associated undertakings

“Carlton Group Associate or Associates”	any partnership, joint venture, firm or body corporate in which any member of the Carlton Group is interested

“Carlton Meetings”	the Carlton Court Meetings and the Carlton EGM

“Carlton Ordinary Shareholder Court Meeting”	the meeting of the Carlton Ordinary Shareholders convened by order of the Court pursuant to section 425 of the Act, notice of which is set out on page 82 of this document

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“Carlton Ordinary Shareholders”	the holders of Carlton Ordinary Shares (other than ITV plc) (or, where relevant, the holders of Carlton A Ordinary Shares following the redesignation of Carlton Ordinary Shares referred to in paragraph 2 of Part Two)

“Carlton Ordinary Shareholder Scheme”	the proposed scheme of arrangement under section 425 of the Act between Carlton and the holders of the Carlton Ordinary Shareholder Scheme Shares, as set out in Part Four of this document, with or subject to any modification, addition or condition approved or imposed by the Court

“Carlton Ordinary Shareholder Scheme Shares”	(i)	the Carlton Ordinary Shares in issue at the date of this document;

(ii)	any Carlton Ordinary Shares issued after the date of this document and prior to the Voting Record Time; and

(iii)	any Carlton Ordinary Shares issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date in respect of which the original or any subsequent holder thereof is bound by the Carlton Ordinary Shareholder Scheme, or shall by such time have agreed in writing to be bound by the Carlton Ordinary Shareholder Scheme, excluding any Carlton Ordinary Shares held by ITV plc or, where relevant, the Carlton A Ordinary Shares into which such shares will be redesignated pursuant to clause 1 of the Carlton Ordinary Shareholder Scheme

“Carlton Ordinary Shares”	the ordinary shares of 5 pence each in the capital of Carlton

“Carlton Preference Scheme Shares”	the Carlton Preference Shares in issue at the date of this document

“Carlton Preference Shareholder Court Meeting”	the meeting of the Carlton Preference Shareholders convened by order of the Court pursuant to section 425 of the Act, notice of which is set out on page 83 of this document

“Carlton Preference Shareholder Scheme”	the proposed scheme of arrangement under section 425 of the Act between Carlton and the holders of the Carlton Preference Scheme Shares, as set out in Part Five of this document, with or subject to any modification, addition or condition approved or imposed by the Court

“Carlton Preference Shareholders”	the holders of Carlton Preference Shares

“Carlton Preference Shares”	the 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each in the capital of Carlton

“Carlton Relevant Holders”	holders of Carlton Ordinary Shareholder Scheme Shares whose names appear in the register of members of Carlton at the Scheme Record Time

“Carlton Shareholders”	holders of Carlton Shares

“Carlton Shares”	Carlton Ordinary Shares and Carlton Preference Shares

“Carlton Share Schemes”	the Carlton 1983 Share Option Scheme, the Carlton 1987 US Plan, the Carlton 1999 Executive Share Option Scheme, the Carlton Deferred Annual Bonus Share Plan, the Carlton Long-

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Term Incentive Share Plan, the Carlton Sharesave Scheme and the Carlton Equity Participation Plan

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST)

“City Code”	The City Code on Takeovers and Mergers

“Communications Act”	the Communications Act 2003

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the Carlton Ordinary Shareholder Court Meeting, the Carlton Preference Shareholder Court Meeting and/or the Granada Court Meeting, as the context requires

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

“CRESTCo”	CRESTCo Limited

“Disclosure Period”	the period commencing on 11 October 2001 (being the date 12 months prior to the announcement that Carlton and Granada were in discussions concerning the Merger) and ending on 4 December 2003 (being the last practicable date prior to the publication of this document)

“Effective Date”	in relation to each of the Schemes, the date on which the relevant Scheme becomes effective in accordance with its terms

“EGMs”	the Carlton EGM and the Granada EGM

“Explanatory Statement”	the explanatory statement (in compliance with section 426 of the Act) relating to the Schemes, as set out in Part Two of this document

“Facility Agreement”	the £450,000,000 syndicated facilities agreement dated 5 December 2003 between ITV plc as borrower and certain financial institutions, details of which are set out in paragraph 13 of Part 8 of the Listing Particulars

“Granada”	Granada plc, incorporated in England and Wales with registered number 03962410

“Granada Court Meeting”	the meeting of the Granada Shareholders convened by order of the Court pursuant to section 425 of the Act, notice of which is set out on page 88 of this document

“Granada Directors”	the persons whose names are set out in paragraph 2.2 of Part Ten of this document or, where the context so requires, the directors of Granada from time to time

“Granada EGM”	the extraordinary general meeting of Granada convened by the notice set out on pages 89 to 92 of this document, including any adjournment thereof

“Granada Group”	Granada and its subsidiary and associated undertakings

“Granada Group Associate”	Gany partnership, joint venture, firm or body corporate in which any member of the Granada Group is interested

“Granada Meetings”	the Granada Court Meeting and the Granada EGM

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“Granada Redeemable Shares”	the redeemable shares of £1 each in the capital of Granada to be issued to Granada Shareholders whose names appear on the register of members of Granada on 23 January 2004

“Granada Relevant Holders”	holders of Granada Scheme Shares whose names appear in the register of members of Granada at the Scheme Record Time

“Granada Scheme”	the proposed scheme of arrangement under section 425 of the Act between Granada and holders of the Granada Scheme Shares, as set out in Part Six of this document, with or subject to any modification, addition or condition approved or imposed by the Court

“Granada Scheme Shares”	(i)	the Granada Shares in issue at the date of this document;

(ii)	the Granada Shares issued after the date of this document and prior to the Voting Record Time; and

(iii)	any Granada Shares issued at or after the Voting Record Time and prior to 6.00 p.m. on the day before the Order Date in respect of which the original or any subsequent holder thereof is bound by the Granada Scheme, or shall by such time have agreed in writing to be bound by the Granada Scheme

“Granada Shareholders”	holders of Granada Shares

“Granada Shares”	the ordinary shares of 10p each in the capital of Granada

“Granada Share Schemes”	(which comprise the Schemes of Granada Media PLC and Granada PLC) the Granada Approved Executive Share Option Scheme, the Granada Unapproved Share Option Scheme, the Granada Savings-Related Share Option Scheme, the Granada Deferred Share Award Plan, the Granada Commitment Scheme, the Granada Media Approved Executive Share Option Scheme, the Granada Media Unapproved Executive Share Option Scheme, the Granada Media Savings-Related Share Option Scheme, the Granada Media Deferred Share Award Plan, the Granada Media Contractors Share Option Scheme and the Granada Media Commitment Scheme

“Hearing”	the hearing by the Court of the petition to sanction the Granada Scheme, the Carlton Ordinary Shareholder Scheme and/or the Carlton Preference Shareholder Scheme, as the context requires

“Hearing Date”	the date of the relevant Hearing

“holder”	a registered holder and includes any person(s) entitled by transmission

“ITC”	the Independent Television Commission (or, where relevant, any other successor thereto including, without limitation, Ofcom)

“ITN”	Independent Television News Limited

“ITV plc”	ITV plc, incorporated in England and Wales with registered number 4967001

“ITV Convertible Shareholders”	holders of ITV Convertible Shares

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“ITV Convertible Shares”	the convertible shares of 10p each in the capital of ITV plc, a summary of the rights of which is set out in Part Seven of this document

“ITV Directors”	the persons whose names are set out in paragraph 2.1 of Part 8 of the Listing Particulars or, where the context so requires, the directors of ITV plc from time to time

“ITV Group”	ITV plc and its subsidiary and associated undertakings

“ITV Ordinary Shareholders”	holders of ITV Ordinary Shares

“ITV Ordinary Shares”	ordinary shares of 10p each in the capital of ITV plc

“ITV Shares”	the ITV Convertible Shares and the ITV Ordinary Shares

“ITV Share Schemes”	the ITV Share Incentive Plan, the ITV Savings Related Share Option Scheme, the ITV Approved Executive Share Option Scheme, the ITV Unapproved Executive Share Option Scheme, the ITV Commitment Scheme and the ITV Deferred Share Award Plan, details of which are set out in paragraph 8.1 of Part 8 of the Listing Particulars

“Lazard”	Lazard & Co., Limited

“Listing Particulars”	the document of even date herewith comprising listing particulars relating to ITV plc for the purpose of the admission to the Official List of the ITV Ordinary Shares and the ITV Convertible Shares

“Listing Rules”	the listing rules made by the UK Listing Authority

“London Stock Exchange”	London Stock Exchange plc

“Merged Group”	the new group created pursuant to the combination of the Carlton Group and the Granada Group pursuant to the Ordinary Shareholder Schemes and, where the context requires, ITV plc as the holding company of such new group

“Merger”	the proposed merger of Granada and Carlton to be effected by the Ordinary Shareholder Schemes, as described in this document

“Merger Agreement”	the agreement entered into on 16 October 2002 between Granada and Carlton setting out the terms of the Merger

“NASDAQ”	the NASDAQ stock market operated by The Nasdaq Stock Market, Inc.

“Ofcom”	the Office of Communications

“Official List”	the list maintained by the UK Listing Authority

“OFT”	the Office of Fair Trading

“Order”	the order of the court sanctioning the Granada Scheme, the Carlton Ordinary Shareholder Scheme and/or the Carlton Preference Shareholder Scheme (as the context requires) and confirming the reductions of capital involved herein

“Order Date”	the date on which the relevant Order is made or, if later, the date on which the relevant Order is expressed to take effect

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“Ordinary Shareholder Schemes”	the Carlton Ordinary Shareholder Scheme and the Granada Scheme

“Ordinary Shareholder Scheme Shares”	the Carlton Ordinary Shareholder Scheme Shares and the Granada Scheme Shares

“Panel”	The Panel on Takeovers and Mergers

“Reduced Disclosure Period”	the period commencing on 11 October 2002 (being the date of the announcement that Carlton and Granada were in discussions concerning the Merger) and ending on 4 December 2003 (being the last practicable date prior to the publication of this document)

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Relevant Holders”	the Carlton Relevant Holders and the Granada Relevant Holders

“Scheme Document”	this circular dated 8 December 2003 addressed to Carlton Shareholders and Granada Shareholders containing the Schemes and an explanatory statement in compliance with section 426 of the Act

“Schemes” or “Schemes of Arrangement”	the Carlton Ordinary Shareholder Scheme, the Carlton Preference Shareholder Scheme and the Granada Scheme

“Scheme Record Time”	in relation to each of the Schemes, 6.00 p.m. on the Business Day prior to the Effective Date

“SEC”	the US Securities and Exchange Commission

“Secretary of State”	the Secretary of State for Trade and Industry

“Shareholder” or “Shareholders”	the Carlton Ordinary Shareholders, the Granada Shareholders and (where the context requires) the Carlton Preference Shareholders

“Share Schemes”	the Carlton Share Schemes and the Granada Share Schemes

“subsidiary”	has the meaning given in section 736 of the Act

“subsidiary undertaking”	has the meaning given in section 258 of the Act

“Standards”	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List

“UBS” or “UBS Investment Bank”	UBS Limited

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK GAAP”	generally accepted accounting principles in the United Kingdom

“UK Listing Authority”	the Financial Services Authority as the competent authority for listing in the United Kingdom

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

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“US Exchange Act”	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“US GAAP”	generally accepted accounting principles in the United States

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Voting Record Time”	6.00 p.m. on the day which is two days before the relevant Court Meeting or, if such Court Meeting is adjourned, 48 hours before the time fixed for any such adjournment

“Wider Carlton Group”	the Carlton Group Associates together with the Carlton Group

“Wider Granada Group”	the Granada Group Associates together with the Granada Group

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IN THE HIGH COURT OF JUSTICE	No. 7413 OF 2003

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF CARLTON COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 5 December 2003 made in the above matters, the Court has directed a meeting to be convened of the holders of Carlton Ordinary Shareholder Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between Carlton Communications Plc (the “Company”) and the holders of Carlton Ordinary Shareholder Scheme Shares and that such meeting will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004 at 10.00 a.m. at which place and time all holders of Carlton Ordinary Shareholder Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Carlton Ordinary Shareholder Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A yellow-cornered form of proxy for use at the meeting is enclosed with this notice.

In the case of joint holders of Carlton Ordinary Shareholder Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the chairman at the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

By the said order, the Court has appointed Michael Green, or failing him, Sir Brian Pitman or, failing him, Paul Murray to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 8 December 2003

SLAUGHTER AND MAY

One Bunhill Row London EC1Y 8YY

Solicitors for the Company

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IN THE HIGH COURT OF JUSTICE	No. 7413 OF 2003

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF CARLTON COMMUNICATIONS PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 5 December 2003 made in the above matters, the Court has directed a meeting to be convened of the holders of Carlton Preference Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between Carlton Communications Plc (the “Company”) and the holders of Carlton Preference Scheme Shares and that such meeting will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004 at 10.10 a.m., or as soon thereafter as the Carlton Ordinary Shareholder Court Meeting (as defined in the document of which this notice forms part) shall have concluded or been adjourned, at which place and time all holders of Carlton Preference Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Carlton Preference Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue-cornered form of proxy for use at the meeting is enclosed with this notice.

In the case of joint holders of Carlton Preference Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with Computershare Investor Services PLC, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the chairman at the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of holders of 6.5p (net) cumulative convertible redeemable preference shares of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

By the said order, the Court has appointed Michael Green, or failing him, Sir Brian Pitman or, failing him, Paul Murray to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 8 December 2003

SLAUGHTER AND MAY

One Bunhill Row London EC1Y 8YY

Solicitors for the Company

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CARLTON COMMUNICATIONS PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Carlton Communications Plc (the “Company”) will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004 at 10.20 a.m. (or as soon thereafter as the meeting of the holders of Carlton Preference Scheme Shares (as defined in the circular to shareholders of which this notice forms part) convened for 10.10 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1 and 2 will be proposed as special resolutions and resolutions 3 to 8 will be proposed as ordinary resolutions.

SPECIAL RESOLUTIONS

1.	THAT:

(A)	the Scheme of Arrangement dated 8 December 2003 (the “Carlton Ordinary Shareholder Scheme”) between the Company and the holders of Carlton Ordinary Shareholder Scheme Shares (as defined in the Carlton Ordinary Shareholder Scheme), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting, be and is hereby approved;

(B)	for the purpose of giving effect to the Carlton Ordinary Shareholder Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

(i)	the Carlton Ordinary Shareholder Scheme Shares (as defined in the Carlton Ordinary Shareholder Scheme) shall, forthwith upon the Carlton Ordinary Shareholder Scheme becoming effective, be redesignated as Carlton A Ordinary Shares having the rights and being subject to the restrictions set out in the new article 3B set out below and the articles of association of the Company shall be amended by the inclusion of the following new article 3B:

“(A)	The A Ordinary shares shall have the same rights as and rank pari passu in all respects with the Ordinary shares save that:

(i)	the holders of the A Ordinary shares shall be entitled to receive a maximum amount of £100,000 per A Ordinary share on any distribution of assets of the Company on a winding up of the Company or other return of capital; and

(ii)	the holders of the A Ordinary shares shall be entitled to receive a maximum amount of £100,000 per A Ordinary share in respect of any distribution out of the profits of the Company available for distribution and resolved to be distributed.

(B)	If the scheme of arrangement dated 8 December 2003 between the Company and the holders of the Ordinary shares (the “Scheme”) together with the reduction of capital involved therein has not become effective within 14 days of the Order Date (as defined in the Scheme), this article 3B shall be revoked and shall cease to have any effect and all of the A Ordinary shares and the Ordinary shares of the Company shall rank pari passu and form one uniform class of Ordinary shares.”;

(ii)	forthwith and contingently upon the redesignation referred to in sub-paragraph (i) above taking effect, the share capital of the Company be reduced by cancelling all the Carlton Ordinary Shareholder Scheme Shares;

(iii)	forthwith and contingently on such reduction of capital taking effect:

(a)	the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 5 pence each as shall be equal to the number

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of Carlton Ordinary Shareholder Scheme Shares cancelled at sub-paragraph (ii) above; and

(b)	the reserve arising in the books of account of the Company as a result of the cancellation of the Carlton Ordinary Shareholder Scheme Shares be applied in paying up in full at par the new ordinary shares of 5 pence each referred to in sub-paragraph (iii)(a) above, such new ordinary shares to be allotted and issued credited as fully paid to ITV plc and/or its nominee(s); and

(iv)	the directors of the Company be hereby authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (iii)(a) above, provided that (a) this authority shall expire on 31 December 2004, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £37,500,000, and (c) this authority shall be without prejudice to any other authority under the said section 80 previously granted before the date on which this resolution is passed; and

(C)	the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 162:

“Shares not subject to Scheme of Arrangement

(a)	In this article, references to the “Scheme” are to the Scheme of Arrangement between the Company and the holders of Carlton Ordinary Shareholder Scheme Shares (as defined in the Scheme) dated 8 December 2003 (with or subject to any modification, addition or condition approved or imposed by the Court) under section 425 of the Companies Act 1985 and terms defined in the Scheme shall have the same meanings in this Article.

(b)	If the Company issues any Carlton Ordinary Shares (other than to ITV plc or any subsidiary of ITV plc (an “ITV Company”)) on or after the date of the adoption of this Article and prior to 6.00 p.m. on the day before the date of the hearing to sanction the Scheme (the “Hearing Date”) such Carlton Ordinary Shares shall be issued subject to the terms of the Scheme and the holder or holders of such Carlton Ordinary Shares shall be bound by the Scheme accordingly.

(c)	If any Carlton Ordinary Shares are issued to any person (also a “new member”) at or after 6.00 p.m. on the day before the Hearing Date they will, provided that the Scheme has become effective and that ITV plc is a member of the Company, be immediately transferred to ITV plc or its nominee(s) (unless such Carlton Ordinary Shares are issued to an ITV Company) in consideration of and conditional on the issue to the new member of such number of ITV Ordinary Shares and ITV Convertible Shares (together with cash in respect of fractional entitlements) as that member would have been entitled to had each Carlton Ordinary Share transferred to ITV plc hereunder been a Carlton Ordinary Shareholder Scheme Share at the Scheme Record Time, being ordinary shares and convertible shares in ITV plc which rank pari passu with all other ordinary shares or convertible shares in ITV plc, as the case may be, for the time being in issue including any dividends or distributions made, paid or declared thereon following the date on which the transfer of the shares in the Company is executed.

(d)	The number of ordinary shares in ITV plc to be issued to the new member under this Article 162 (accompanied by cash in respect of fractional entitlements) may be adjusted by the directors in such manner as the Company’s auditor may determine on any reorganisation of the share capital of the Company or of ITV plc.

(e)	To give effect to any such transfer required by this Article 162, the Company may appoint any person to execute a form of transfer on behalf of the new member in favour of ITV plc and to agree for and on behalf of the new member to become a member of ITV plc. Pending the registration of ITV plc or its nominee(s) as the holder of any share to be transferred pursuant

85

to this Article 162, ITV plc shall be empowered to appoint a person nominated by the directors to act as attorney on behalf of each holder of the share in accordance with such directions as ITV plc may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of ITV plc but not otherwise.”

2.	THAT, subject to and conditionally on the Carlton Ordinary Shareholder Scheme being sanctioned by the Court, for the purpose of giving effect to the Scheme of Arrangement dated 8 December 2003 (the “Carlton Preference Shareholder Scheme”) between the Company and holders of Carlton Preference Scheme Shares (as defined in the Carlton Preference Shareholder Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

(A)	the share capital of the Company be reduced by cancelling all the Carlton Preference Scheme Shares;

(B)	forthwith and contingently on such reduction of capital taking effect:

(i)	the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 5 pence each as shall be equal to the number of Carlton Preference Scheme Shares cancelled at sub-paragraph (A) above; and

(ii)	the reserve arising in the books of account of the Company as a result of the cancellation of the Carlton Preference Scheme Shares be applied in paying up in full at par the new ordinary shares of 5 pence each referred to in sub-paragraph (i) above, such new ordinary shares to be allotted and issued credited as fully paid to ITV plc and/or its nominees; and

(C)	the directors of the Company be hereby authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (B)(ii) above, provided that (a) this authority shall expire on 31 December 2004, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £8,400,000 and (c) this authority shall be without prejudice to any other authority under the said section 80 previously granted before the date on which this resolution is passed.

ORDINARY RESOLUTIONS

3.	THAT the ITV Approved Executive Share Option Scheme (the “Approved Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Approved Scheme into effect.

4.	THAT the ITV Unapproved Executive Share Option Scheme (the “Unapproved Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Unapproved Scheme into effect.

5.	THAT the ITV Commitment Scheme (the “Commitment Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Commitment Scheme into effect.

6.	THAT the ITV Savings Related Share Option Scheme (the “Sharesave Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of

86

identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Sharesave Scheme into effect.

7.	THAT the ITV Share Incentive Plan (the “SIP”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the SIP into effect.

8.	THAT the directors of ITV plc be and are hereby authorised to establish such number of supplements or appendices to the Approved Scheme, the Unapproved Scheme, the Commitment Scheme, the Sharesave Scheme and the SIP (the “ITV Share Schemes”) or such other employees’ share schemes in relation to ITV’s Ordinary Shares as they consider appropriate to take account of local tax, exchange control or securities laws and regulations, for the benefit of employees of ITV plc (or any of its subsidiaries) who are resident or working outside the United Kingdom provided that the overall limits on the number of ITV Ordinary Shares which may be subscribed under all ITV plc’s employees’ share schemes shall not be increased thereby and that ITV Ordinary Shares which may be subscribed under such supplements, appendices or other employees’ share schemes shall count towards those limits.

8 December 2003

By Order of the Board David Abdoo Company Secretary

Registered Office:

25 Knightsbridge London SW1X 7RZ

Registered in England and Wales No. 348312

Notes:
1.	Only holders of ordinary shares of 5 pence in the capital of the Company are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company.
2.	Completion and return of a form of proxy will not preclude a shareholder from attending and voting.
3.	A white form of proxy for use by Carlton Ordinary Shareholders is enclosed for use at this meeting. To be valid, completed forms of proxy must be returned so as to arrive at the offices of the Company’s registrar, Computershare Investor Services Plc, Registrars’ Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB not later than 10.20 a.m. on 11 January 2004.
4.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the day of the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.
5.	In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.
6.	Holders of 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each in the capital of the Company are entitled to attend but not to speak or vote at this meeting.
7.	Copies of the amended articles of association of the Company and the rules of the ITV Share Schemes will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the extraordinary general meeting and at the venue of the meeting for 15 minutes prior to and during the meeting.

87

IN THE HIGH COURT OF JUSTICE	No. 7414 OF 2003

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF GRANADA PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 5 December 2003 made in the above matters, the Court has directed a meeting to be convened of the holders of Granada Scheme Shares (as defined in the Granada Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between Granada plc (the “Company”) and the holders of Granada Scheme Shares and that such meeting will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004 at 3.00 p.m., at which place and time all holders of Granada Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Granada Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A pink form of proxy for use at the meeting is enclosed with this notice.

In the case of joint holders of Granada Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the chairman at the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be).

By the said order, the Court has appointed Charles Allen, or failing him, Sir George Russell or, failing him, Henry Staunton to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 8 December 2003

LOVELLS

Atlantic House Holborn Viaduct London EC1A 2FG
Solicitors for the Company

88

GRANADA PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Granada plc (the “Company”) will be held in the Elizabeth Windsor Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 January 2004 at 3.10 p.m. (or as soon thereafter as the meeting of the holders of Granada Scheme Shares (as defined in the Granada Scheme as referred to in paragraph (A) of the first resolution set out below) convened for 3.00 p.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which resolution 1 will be proposed as a special resolution and resolutions 2 to 7 will be passed as ordinary resolutions.

SPECIAL RESOLUTION

1.	THAT:

(A)	the Scheme of Arrangement dated 8 December 2003 (the “Granada Scheme”) between the Company and the holders of Granada Scheme Shares (as defined in the Granada Scheme), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting, be hereby approved;

(B)	for the purpose of giving effect to the Granada Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

(i)	the share capital of the Company be reduced by cancelling all the Granada Scheme Shares;

(ii)	forthwith and contingently on such reduction of capital taking effect:

(a)	the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 10 pence each as shall be equal to the number of Granada Scheme Shares cancelled at sub-paragraph (i) above; and

(b)	the reserve arising in the books of account of the Company as a result of the cancellation of the Granada Scheme Shares be applied in paying up in full at par the new ordinary shares of 10 pence each referred to in sub-paragraph (ii)(a) above, such new ordinary shares to be allotted and issued credited as fully paid to ITV plc and/or its nominee(s); and

(iii)	the directors of the Company be hereby authorised pursuant to and in accordance with section 80 of the Companies Act 1985 (the “Act”) to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (ii)(a) above, provided that (a) this authority shall expire on 31 December 2004 (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £300,000,000 and (c) this authority shall be without prejudice to any other authority under the said section 80 previously granted before the date on which this resolution is passed;

(C)	the authorised share capital of the Company be and is hereby increased from £370,450,002 to £570,450,002 by the creation of 200,000,000 redeemable shares of £1 each (“Redeemable Shares”) having the rights and being subject to the restrictions set out in the Company’s articles of association as amended pursuant to this Resolution;

(D)	the directors of the Company be and are hereby unconditionally authorised for the purposes of section 80 of the Act to allot up to 200,000,000 Redeemable Shares to shareholders of the Company on the basis set out in the circular to shareholders of the Company dated 8 December 2003 and containing the Granada Scheme (the “Circular”);

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(E)	the articles of association of the Company be and are hereby amended:

(i)	by the adoption and inclusion of the following new article 168;

“Shares not subject to Scheme of Arrangement

(a)	In this article, references to the “Scheme” are to the Scheme of Arrangement between the Company and the holders of Granada Scheme Shares (as defined in the Scheme) dated 8 December 2003 (as the same may have been modified with the consent of Granada, ITV plc and the Court) under section 425 of the Companies Act 1985 and terms defined in the Scheme shall have the same meanings in this Article.

(b)	If the Company issues any Granada Shares (other than to ITV plc or any subsidiary of ITV plc (an “ITV Company”)) on or after the date of the adoption of this Article and prior to 6.00 p.m. on the day before the date of the hearing to sanction the Scheme (the “Hearing Date”) such Granada Shares shall be issued subject to the terms of the Scheme and the holder or holders of such Granada Shares shall be bound by the Scheme accordingly.

(c)	If any Granada Shares are issued to any person (also a “new member”) at or after 6.00 p.m. on the day before the Hearing Date they will, provided that the Scheme has become effective and that ITV plc is a member of the Company, be immediately transferred to ITV plc or its nominee(s) (unless such Granada Shares are issued to an ITV Company) in consideration of and conditional on the issue to the new member of such number of ITV Ordinary Shares (together with cash in respect of fractional entitlements) as that member would have been entitled to had each Granada Share transferred to ITV plc hereunder been a Granada Scheme Share at the Scheme Record Time, being ordinary shares in ITV plc which rank pari passu with all other ordinary shares in ITV for the time being in issue including any dividends or distributions made, paid or declared thereon following the date on which the transfer of the shares in the Company is executed.

(d)	The number of ordinary shares in ITV plc to be issued to the new member under this Article (accompanied by cash in respect of fractional entitlements) may be adjusted by the directors in such manner as the Company’s auditor may determine on any reorganisation of the share capital of the Company or of ITV plc.

(e)	To give effect to any such transfer required by this Article 168, the Company may appoint any person to execute a form of transfer on behalf of the new member in favour of ITV plc and to agree for and on behalf of the new member to become a member of ITV plc. Pending the registration of ITV plc or its nominee(s) as the holder of any share to be transferred pursuant to this Article 168, ITV plc shall be empowered to appoint a person nominated by the directors to act as attorney on behalf of each holder of the share in accordance with such directions as ITV plc may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of ITV plc but not otherwise.”; and

(ii)	by the adoption and inclusion of a new article 4A containing the rights attaching to the Granada Redeemable Shares and the restrictions to which they are subject as set out in Part 8 of the Circular.

ORDINARY RESOLUTIONS

2.	THAT the ITV Approved Executive Share Option Scheme (the “Approved Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of

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identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Approved Scheme into effect.

3.	THAT the ITV Unapproved Executive Share Option Scheme (the “Unapproved Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Unapproved Scheme into effect.

4.	THAT the ITV Commitment Scheme (the “Commitment Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Commitment Scheme into effect.

5.	THAT the ITV Savings Related Share Option Scheme (the “Sharesave Scheme”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the Sharesave Scheme into effect.

6.	THAT the ITV Share Incentive Plan (the “SIP”), the principal terms of which are summarised in the listing particulars published by ITV plc on 8 December 2003 and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or desirable to carry the SIP into effect.

7.	THAT the directors of ITV plc be and are hereby authorised to establish such number of supplements or appendices to the Approved Scheme, the Unapproved Scheme, the Commitment Scheme, the Sharesave Scheme and the SIP (the “ITV Share Schemes”) or such other employees’ share schemes in relation to ITV’s Ordinary Shares as they consider appropriate to take account of local tax, exchange control or securities laws and regulations, for the benefit of employees of ITV plc (or any of its subsidiaries) who are resident or working outside the United Kingdom provided that the overall limits on the number of ITV Ordinary Shares which may be subscribed under all ITV plc’s employees’ share schemes shall not be increased thereby and that ITV Ordinary Shares which may be subscribed under such supplements, appendices or other employees’ share schemes shall count towards those limits.

8 December 2003

By Order of the Board Graham Parrott Commercial Director

Registered Office:

The London Television Centre Upper Ground London SE1 9LT

Registered in England and Wales No. 3962410

91

Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member.
2.	Registered holders of ordinary shares are entitled to attend and vote at the above-mentioned meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered in the register of members of the Company at 6.00 p.m. on the day which is two days before the day of the meeting shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend to vote at the meeting.
3.	To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such authority must be deposited at the office of the registrars not later than 3.10 p.m. (London time) on 11 January 2004. Shareholders should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
4.	Copies of the amended articles of association and the rules of the ITV Share Schemes will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the extraordinary general meeting and at the venue of the meeting for 15 minutes prior to and during the meeting.
5.	Appointment of a proxy will not prevent a member from attending and voting at the extraordinary general meeting should he or she decide to do so.

92

A MERGER AGREEMENT made on 16 October 2002

BETWEEN:

Granada plc (registered number 3962410) whose registered office is at The London Television Centre, Upper Ground, London SE1 9LT ( “Granada”); and

Carlton Communications plc (registered number 348312) whose registered office is at 25 Knightsbridge, London SW1X 7RZ ( “Carlton”).

WHEREAS:

(A)	The boards of directors of Granada and Carlton have determined that it is in the best interests of their respective companies to achieve the Merger on the terms set out in the Press Announcement and this Agreement and otherwise subject to the Merger Pre-conditions and the Merger Conditions.

(B)	The boards of directors of Granada and Carlton (or duly constituted committees of them) have considered and approved this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS

In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Alpha” has the meaning set out in clause 6.1;

“Associate” means (other than in Schedule 4) any company in which a person holds 20% or more of the equity share capital;

“Code” means The City Code on Takeovers and Mergers;

“Competing Transaction” means (a) an offer, scheme of arrangement, recapitalisation or other transaction which involves a change of control (as defined in the Code) of one of the Parties or which involves the transfer of ownership of the whole, or substantially the whole, of the undertaking, assets or business of such Party’s Group (taken as a whole) and which is, in each case, made or entered into by a person who is not acting in concert with or an associate of (as those terms are defined in the Code) the other Party or (b) a transaction which would require the approval of the other Party pursuant to clauses 4.4(a), (c) or (d) where such approval has not been obtained;

“Confidentiality Letter” means the letter between the Parties dated 4 October 2002;

“Effective Date” means the date on which the Merger becomes effective;

“Group” means, in relation to any person, any corporations which are Holding Companies or Subsidiary Undertakings of it or Subsidiary Undertakings of any such Holding Company;

“Holding Company” shall have the meaning ascribed to it in section 736 of the Companies Act 1985;

“ITC” has the meaning set out in clause 5.2;

“Listing Rules” means the listing rules of the UK Listing Authority;

“Merger” means the proposed merger between Granada and Carlton on the terms set out in the Press Announcement and subject to the Merger Pre-conditions and the Merger Conditions;

“Merger Conditions” means the conditions to the Merger set out in paragraph 2 of Appendix II to the Press Announcement;

“Merger Pre-conditions” means the pre-conditions to the posting of the formal documentation relating to the Merger as set out in paragraph 1 of Appendix II to the Press Announcement;

“Panel” means The Panel on Takeovers and Mergers;

“Party” means Granada or Carlton, as appropriate;

“Preliminary Structure Paper” means the preliminary structure paper detailing the steps which might be taken to achieve the Merger, as set out in Schedule 2;

“Press Announcement” means the press announcement of the Merger to be released by Granada and Carlton, in the form attached at Schedule 1;

“Relevant Period” has the meaning set out in clause 3.1(b);

“Schemes” has the meaning set out in clause 6 and “Scheme” shall be construed accordingly as the context may require; and

“Subsidiary Undertaking” shall have the meaning ascribed to it in section 258 of the Companies Act 1985.

2.	PRESS ANNOUNCEMENT AND SHAREHOLDER DOCUMENTATION

2.1	Granada and Carlton shall procure:

(a)	the release of the Press Announcement immediately following the signature of this Agreement; and

(b)	the posting of all such documentation to their respective shareholders as may be required to effect the Merger as soon as practicable following the satisfaction or waiver of the Merger Pre-conditions.

2.2	Without prejudice to the obligation set out in clause 2.1(b), for the purpose of obtaining any necessary shareholder approvals to effect the Merger:

(a)	Granada shall convene appropriate meetings of its shareholders; and

(b)	Carlton shall convene appropriate meetings of its shareholders,

to be held as soon as reasonably practical following the satisfaction or waiver of the Merger Pre-conditions. Granada and Carlton agree that such meetings shall, to the extent reasonably practicable, be held on or about the same date and in any event no more than five days apart. The boards of directors of Granada and Carlton shall recommend the Merger and the relevant resolutions to their respective shareholders, subject to any requirements to the contrary arising as a result of the fiduciary duties of such directors.

2.3	Without prejudice to the terms of the Confidentiality Letter and the provisions of clause 5, each Party shall provide to the other such information about its Group and Associates as may reasonably be required for inclusion in any public documentation to be issued by such Party in connection with the Merger.

2.4	Without prejudice to the provisions of clause 5 and to any requirements to the contrary arising as a result of the fiduciary duties of the directors of Granada or Carlton (as appropriate), each of Granada and Carlton shall take all necessary action to complete the Merger on the terms set out in the Press Announcement and this Agreement.

2.5	Each of Granada and Carlton undertakes to the other that the necessary action to make the Merger effective will only be taken if all of the Merger Pre-conditions and the Merger Conditions have been satisfied or waived.

3.	COMPENSATION PAYMENT

3.1	As compensation for the loss of the benefits which would have accrued had the Merger completed, each Party (the “Paying Party”) agrees to pay the other Party (the “Receiving Party”) an amount of £8,500,000 (eight and a half million pounds) (the “Compensation Payment”) if any of the following circumstances occurs:

(a)	at any time from and including the date of this Agreement the Paying Party has unilaterally withdrawn from the Merger (other than where the Paying Party is entitled to terminate this Agreement in accordance with the provisions of clause 7.1(e)); or

(b)	the Merger lapses or is withdrawn in accordance with its terms and at any time from and including the date of this Agreement up to 90 days following such lapse or withdrawal (the “Relevant Period”):

(i)	any proposal (whether conditional or not) of a Competing Transaction in relation to the Paying Party is announced or made in the Relevant Period and such Competing Transaction becomes or is declared unconditional in all respects, becomes effective or is completed (whether or not such Competing Transaction becomes or is declared unconditional in all respects, becomes effective or is completed during or after the Relevant Period); or

(ii)	the Paying Party’s directors have recommended or agreed or resolved to recommend a Competing Transaction; or

(c)	the Paying Party’s directors withdraw or, in a manner adverse to the Receiving Party, modify their approval or recommendation of the Merger or resolve or agree to take any such actions (in any such case, other than in accordance with their fiduciary duties as directors of the relevant Party as a consequence of an adverse change (other than a change in general economic, industrial, political or regulatory circumstances or a change which affects companies generally carrying on business similar to either Party) in the business, financial or trading position of the other Party’s Group (taken as a whole) which is material in the context of the Merger, which is entirely unforeseen by the relevant Party at the date of this Agreement and in respect of which the Panel would permit the Merger to lapse or the Parties to withdraw from the Merger); or

(d)	except where the Paying Party’s directors have withdrawn or modified their approval or recommendation of the Merger in accordance with their fiduciary duties in the circumstances specified in clause 3.1(c), following the posting of formal documentation relating to the Merger the Paying Party’s shareholders do not approve all resolutions required to implement the Merger at the meetings convened by such formal documentation (or any adjournments thereof) within 45 days of posting of such documentation; or

(e)	the Receiving Party has confirmed by notice in writing to the Paying Party that all of Merger Pre-conditions 1.1(a) and (b) and Merger Conditions 2.4(a) and (b):

(i)	have been satisfied; or

(ii)	to the extent not satisfied that it is willing to give effect to and/or it requires the Paying Party to give effect to (a)(i) such amendments, assurances, conditions or undertakings as the Secretary of State for Trade and Industry requires not to refer the Merger or any matter arising from the Merger to the Competition Commission, or (ii) if the Secretary of State for Trade and Industry refers the Merger to the Competition Commission, such amendments, assurances, conditions or undertakings as are required to obtain clearance of the Merger; and/or (b) such amendments, assurances, conditions or undertakings as are required by the ITC in relation to the Merger including, without limitation, as required for the ITC not to suspend or revoke any Licence (as defined in the Press Announcement) ( “Assurances”), and the Paying Party does not within 10 business days of receipt of such notice from the Receiving Party confirm and agree in writing that all such Merger Pre-conditions or Merger Conditions have been satisfied and to the extent not satisfied agree in writing to give effect to the applicable Assurances; or

(f)	the Paying Party has done or omitted to do an act, matter or thing which would have been a breach of clause 4.4(b) but for the proviso to that clause.

3.2	The Compensation Payment is payable (without any set-off, deduction or withholding, save as required by law) by wire transfer of same day funds to an account designated by the Receiving Party no later than two business days after the relevant circumstance set out in clause 3.1 occurs.

3.3	Amounts payable under clause 3.1 are expressed exclusive of amounts in respect of VAT. If Customs and Excise determine that any such amount is the consideration for a taxable supply for VAT purposes, the Paying Party shall, in addition to such amounts, pay, on receipt of a valid VAT invoice, an amount equal to any VAT which may from time to time be properly chargeable in respect of supplies made to the Paying Party under this clause 3.

3.4	Payment of the Compensation Payment shall be without prejudice to any other rights or remedies available to either Party in connection with this Agreement including, without limitation, any right of a Party to claim damages in respect of any breach of this Agreement by the other Party.

3.5	Each Party confirms that its directors believe the arrangements set out in this clause 3 to be in the best interests of its shareholders, and that these arrangements have been approved by the Panel pursuant to Rule 21.2 of the Code. Each Party further confirms that it would not have approved or released the Press Announcement if the Parties had not agreed the provisions of this clause 3.

4.	EXCLUSIVITY AND CONDUCT PENDING COMPLETION OF THE MERGER

4.1	Pending the satisfaction or waiver (as the case may be) of the Merger Pre-conditions and the Merger Conditions, each of Granada and Carlton irrevocably represents, warrants and undertakes to the other, on its own behalf and on behalf of each member of its Group, that neither it, nor any member of its Group:

(a)	is in, will enter into or will directly or indirectly solicit or encourage an approach to be made by a third party resulting in discussions or negotiations with; nor

(b)	(save as required by the Panel on Takeovers and Mergers) will supply any information to,

any third party concerning any Competing Transaction involving that Party or any member of its respective Group or the acquisition of a substantial equity interest in that Party.

4.2	Notwithstanding the obligations referred to in clause 4.1, if either Granada or Carlton is the subject of an unsolicited proposal or approach from a third party concerning a transaction of the type referred to in clause 4.1, that Party may, if in the reasonable opinion of the directors of the relevant Party it is required to do so by the fiduciary duties and obligations of its directors, enter into discussions and negotiations with that third party.

4.3	Each of Granada and Carlton undertakes to inform the other immediately if it becomes aware of a firm proposal from a third party (whether or not such Party has been party to a proposal or made an approach or been approached prior to the date of this Agreement) in relation to any transaction of a type referred to in clause 4.1.

4.4	Each of Granada and Carlton undertakes to the other that prior to the earlier of the Effective Date and the termination of this Agreement in accordance with its terms it will:

(a)	not carry on business other than in the ordinary course or make (or agree to make) any payment outside the ordinary course of trading which would be material for disclosure in the context of the Merger;

(b)	not do or knowingly omit to do any act, matter or thing which would be reasonably likely to cause any of the Merger Pre-conditions or the Merger Conditions not to be satisfied in relation to such Party or knowingly do or omit to do any act, matter or thing which would be reasonably likely to cause any of the Merger Pre-conditions or the Merger Conditions not to be satisfied in relation to the other Party;

(c)	without prejudice to the provisions of clause 4.4(b), not enter into or agree to enter into any transaction which would require the approval of its shareholders under the Listing Rules;

(d)	not take any action which would amount to an action requiring the approval of shareholders in general meeting under Rule 21 of the Code (regardless of whether the relevant party is subject to such Rule at such time); or

(e)	not declare, make or pay any dividend save as provided for in the section of the Press Announcement headed “Dividends” and in clause 4.9,

save, in any such case, with the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed in the case of any act, matter or thing which would not be material in the context of the Merger. (Provided that the relevant Party shall not be in breach of the provisions of clause 4.4(b) or require the prior approval of the other Party if the act, matter or thing referred to in clause 4.4(b): (i) does not relate directly to the Merger, (ii) is done or omitted to be done in accordance with that Party’s fiduciary duties, (iii) is in respect of a matter significantly detrimental to the business of that Party’s Group,

(iv) relates to an arrangement or agreement in force between the Parties at the date of this Agreement, (v) has not been notified to the other Party in writing prior to the date of this Agreement, (vi) is not within the awareness of the company secretary of the relevant Party at the date of this Agreement, and (vii) is in respect of a matter in relation to which the directors of the relevant Party have no current intention of taking any action.)

4.5	In the event that prior to the earlier of the Effective Date and the termination of this Agreement in accordance with its terms either Granada or Carlton becomes aware of any act, matter or thing inconsistent with the obligations contained in clause 4.4 (or would be so inconsistent but for the proviso to that clause), it shall inform the other Party promptly thereafter.

4.6	Neither Party shall (and each Party shall procure that none of the other members of its Group shall) from the date of this Agreement until the earlier of the expiry of 12 months from the termination of this Agreement and the Effective Date, directly or indirectly:

(a)	employ or engage any person; or

(b)	solicit or entice away or endeavour to solicit or entice away from the other any person,

in either case who is at the date of this Agreement employed or engaged by the other Party with a basic salary of £100,000 or more.

4.7	Each of Granada and Carlton acknowledges and agrees that the duration, extent and application of the restrictions contained in clause 4.6 are no greater than is reasonable and necessary for the protection of its respective business interests but that, if any restriction shall be adjudged by a court of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof was deleted and/or the period thereof was reduced, the said restriction shall apply within the jurisdiction of the court with such modifications as may be necessary to make it valid and enforceable.

4.8	In the period between the date of this Agreement and the Effective Date or the termination of this Agreement the Parties will discuss the basis of preparation of the balance sheets comprised in their annual audited and interim financial statements as regards the major items included therein with a view to considering the adoption of consistent accounting treatment with respect to those items.

4.9	With respect to dividends (interim and final) to be declared, made or paid after the Carlton and Granada final dividends for the year ended 30 September 2002 the following provisions shall apply:

(a)	the Parties shall consult with one another as to the amount of any dividend prior to its announcement;

(b)	Carlton shall announce the amount of each of its dividends before Granada announces the amount of its equivalent dividend;

(c)	the amount of Carlton’s dividend on a per share basis shall not exceed the interim or, as the case may be, final dividend (on a per share basis) paid in the year ended 30 September 2002;

(d)	the total cash amount of each Granada dividend may be up to, but shall not exceed, the amount which is 68 divided by 32 times the total cash amount of the equivalent Carlton dividend; and

(e)	the Parties shall agree and announce the dividend policy which they intend will be adopted by Alpha at the time they announce their interim dividends for the year ending 30 September 2003, or as soon as possible thereafter.

4.10	The provisions of Schedule 3 shall have effect with respect to matters relating to employees and employee share schemes.

5.	REGULATORY ISSUES

5.1	Granada and Carlton agree that all submissions to, or filings with, the Office of Fair Trading (the “OFT”) and all other applicable governmental and regulatory authorities in respect of the Merger shall be prepared and submitted jointly and no such submission or filing shall be made without the prior agreement of the other Party. Each Party agrees to co-operate with the other Party in providing all such information and assistance as may be required in the preparation of such submissions or filings. In particular, each Party shall make available appropriate personnel to assist in the preparation of such submissions and filings. The Parties agree to use their best endeavours to prepare an appropriate submission to the OFT for lodging with the OFT as soon as possible and in any event no later than three weeks after the release of the Press Announcement.

5.2	Granada and Carlton shall provide any information reasonably requested by the Independent Television Commission (the “ITC”) or required to be provided to the ITC under the Broadcasting Act 1990 and/or the Broadcasting Act 1996 in respect of the Merger. Granada and Carlton agree that all such submissions to the ITC shall be prepared and submitted jointly and that no such submission shall be made without the prior agreement of the other Party. Each Party agrees to co-operate with the other Party in providing all such information and assistance as may be required in the preparation of such submissions.

5.3	In particular, each Party shall make available appropriate personnel to assist in the preparation of such submissions. The Parties agree to use their best endeavours to prepare an appropriate submission to the ITC for lodging with the ITC as soon as possible and in any event no later than three weeks after the release of the Press Announcement.

5.4	Granada and Carlton agree that they shall each provide the other Party (and the latter’s advisers) with reasonable notice of, and the opportunity to participate in, any meetings or discussions with any such regulators as are referred to in clause 5.1 or 5.2.

5.5	If it becomes reasonably apparent that the Secretary of State for Trade and Industry (and for the purposes of this clause the views of the Director General of Fair Trading shall be taken as representing those of the Secretary of State for Trade and Industry) will only adopt a decision referred to in Merger Pre-condition 1.1(a) or Merger Condition 2.4(a) not to refer the Merger or any matter arising from the Merger to the Competition Commission subject to the provision of undertakings, commitments and/or assurances, Granada and Carlton shall provide such undertakings, commitments and/or assurances provided that they are in terms reasonably satisfactory to Granada and Carlton.

5.6	If the Secretary of State for Trade and Industry refers the Merger to the Competition Commission, the provisions of this Agreement shall continue in full force and effect and:

(a)	Granada and Carlton agree that all submissions to the Competition Commission shall be prepared and submitted jointly and no such submission shall be made without the prior agreement of the other Party; each Party agrees to co-operate with the other Party in providing all such information and assistance as may be required in the preparation of such submissions and, in particular, to make available appropriate personnel to assist in the preparation of such submissions;

(b)	Granada and Carlton agree that they shall each provide the other Party (and the latter’s advisers) with reasonable notice of, and the opportunity to participate in, any meetings or discussions with the Competition Commission; and

(c)	if the Secretary of State indicates that the Merger will only be allowed to proceed subject to the provision of undertakings, commitments and/or assurances, Granada and Carlton shall provide such undertakings, commitments and/or assurances provided they are in terms reasonably satisfactory to Granada and Carlton.

5.7	If Granada and Carlton have agreed to the waiver of the Merger Pre-conditions such that, pursuant to clause 2.1(b), shareholder documentation has been posted but subsequently the Secretary of State for Trade and Industry refers the Merger to the Competition Commission such that the Merger lapses and, following such reference, the Secretary of State for Trade and Industry grants a clearance decision as referred to in clause 5.6(c), Granada and Carlton shall use reasonable endeavours to persuade the Panel to grant a dispensation under Rule 35.1 of the Code and shall procure the further posting of such shareholder documentation as may be required to ensure that shareholders are provided with all relevant information for the purposes of the Merger and the provisions of clause 2.2 shall apply as if references to “the satisfaction of the Merger Pre-conditions” were changed to “clearance by the Secretary of State for Trade and Industry”.

5.8	If it becomes reasonably apparent that the ITC will not be providing confirmation on the matters referred to in Merger Pre-condition 1.1(b) or Merger Condition 2.4(b), each of Granada and Carlton shall co-operate to amend the terms of the Merger in a manner which satisfies any issues raised by the ITC, provided that any such amendments are in terms reasonably satisfactory to Granada and Carlton.

6.	TRANSACTION STRUCTURE

6.1	It is proposed that the Merger, by which Granada and Carlton will merge to form a new group under a new holding company ( “Alpha”), will be effected by way of inter-conditional court-approved schemes of arrangement of both Granada and Carlton under section 425 of the Companies Act 1985 (the “Schemes”). However, the Broadcasting Act 1990 (as amended) ( “Broadcasting Act”) contains restrictions on the holding of licences by a single person which would be breached by Alpha upon the Merger becoming effective. These restrictions are expected to be removed by a new Communications Bill which is expected to come into force in the course of 2003. If the Broadcasting Act restrictions have not been removed prior to the date on which it is proposed that the Merger should become effective, it will be necessary to implement the Merger by stages in order to avoid a breach of those restrictions. The Preliminary Structure Paper describes the Parties’ current understanding of the principal structural steps by which the Merger will be effected in those circumstances. It is acknowledged by both Parties that the Preliminary Structure Paper is a working draft and as such further amendments and changes (whether for tax, commercial, regulatory or other reasons) may still be required.

6.2	The Parties will agree at the time of the posting of the formal documentation for the Merger whether an offer will be made for the Carlton Preference Shares (as defined in the Press Announcement) and if so on what terms.

6.3	The provisions of Schedule 4 shall have effect with respect to matters relating to tax.

7.	TERMINATION

7.1	This Agreement may be terminated and all rights and obligations of Granada and Carlton hereunder shall cease forthwith (save for clauses 3, 4.6, 8 and 12 which shall continue in full force and effect and any rights and obligations of Granada and Carlton which are in existence at the time of such termination), as follows:

(a)	if agreed in writing between Granada and Carlton at any time before the Effective Date;

(b)	by written notice by either Party (providing the Party serving the notice has not breached the provisions of clause 5 in circumstances which give rise to the right to terminate this Agreement pursuant to this clause 7.1(b)), if any of the Merger Pre-conditions or the Merger Conditions which has not been waived (if the same is capable of waiver) is (or becomes) incapable of satisfaction and either Party notifies the other that, notwithstanding that it has the right to waive such condition, it will not do so, or if any Merger Pre-condition or Merger Condition which is incapable of waiver becomes incapable of satisfaction;

(c)	by written notice by either Party (providing the Party serving the notice has not breached the provisions of clause 5 in circumstances which give rise to the right to terminate this Agreement pursuant to this Clause 7.1(c)), if any of the Merger Pre-conditions or the Merger Conditions shall not have been satisfied or waived (as the case may be) by 31 March 2004;

(d)	if any Compensation Payment becomes payable pursuant to clause 3.1, by written notice from the Receiving Party to the Paying Party (as such terms are defined in clause 3.1); or

(e)	by written notice by either Party following a breach by the other Party of any of the covenants and obligations to be performed by it pursuant to clauses 2.4 and 4.4 provided that (if the breach is remediable) such Party has been given such period as is reasonable (not exceeding 30 days) to remedy the same and such breach (or continuing breach) is material in the context of the Merger and provided further that the Party serving the notice is not then in breach of any of such covenants and obligations to be performed by it which breach is material in the context of the Merger.

7.2	Each Party hereby undertakes to comply with the provisions of paragraph 4 of the Confidentiality Letter as if they were set out in full herein until the earlier of:

(a)	the Effective Date; and

(b)	if this Agreement is terminated in accordance with its terms, the date falling 90 days after the date of such termination.

8.	COSTS

Each party shall pay its own costs and expenses incidental to this Agreement.

9.	ANNOUNCEMENTS

9.1	Subject to clause 9.2, prior to the Effective Date, except as may be agreed by Granada and Carlton, no announcement or statement shall be made regarding the Merger except on a joint basis or on terms agreed in advance by Granada and Carlton.

9.2	The restriction in clause 9.1 shall not apply:

(a)	to any information which is published by either Party and which consists of or is derived from the Press Announcement, or any shareholder documentation issued by the Parties pursuant to clause 2.1(b), and which, for the avoidance of doubt, is not new material information; or

(b)	to any announcement or statement required by applicable law, regulation, court order, regulatory authority or the rules of any stock exchange, provided that the Party required to make such an announcement or statement will, if practicable, consult the other as to the content and timing of such announcement or statement.

10.	MISCELLANEOUS

10.1	This Agreement and the documents referred to in it constitute the entire agreement between Granada and Carlton and supersede all other agreements between them with respect to the Merger (other than the Confidentiality Letter which, except for paragraphs 3 and 5 thereof which are hereby terminated and otherwise provided for in this Agreement, shall remain in full force and effect).

10.2	No failure by either Party in exercising any right, power or privilege under this Agreement shall constitute a waiver by that Party of any such right, power or privilege, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power or privilege.

10.3	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

10.4	This Agreement is personal to the Parties and may not be assigned.

11.	NOTICES

11.1	Any notice or other communication to be given under this Agreement shall be in writing, shall be deemed to have been duly served on, given to or made in relation to a Party if it is marked for the attention of the company secretary of such Party and left at the authorised address of that Party, posted by registered post addressed to that Party at such address or sent by facsimile transmission to a machine situated at such address and shall if:

(a)	personally delivered, be deemed to have been received at the time of delivery;

(b)	posted to an inland address in the United Kingdom, be deemed to have been received on the second business day (being a day on which banks in the City of London are open for business) after the date of that posting; or

(c)	sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee, provided that, in the case of delivery by hand or facsimile transmission where, delivery or transmission occurs after 6.00pm on a business day or on a day which is not a business day, receipt shall be deemed to occur at 9.00am on the next following business day.

11.2	For the purposes of this clause the authorised address and designated fax number of each Party shall be the address set out below or such other address and number as that Party may notify to the other in writing from time to time in accordance with the requirements of this clause:

Granada:	The London Television Centre, Upper Ground, London SE1 9LT
For the attention of:	The Company Secretary
Fax number:	020 7620 2864

Carlton:	25 Knightsbridge, London SW1X 7RZ
For the attention of:	The Company Secretary
Fax number:	020 7663 6370

12.	GOVERNING LAW AND JURISDICTION

12.1	This Agreement shall be governed by, and construed in accordance with, English law.

12.2	The courts of England shall have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Agreement (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Agreement.

12.3	Each of the Parties agrees that in the event of any action between the Parties being commenced in respect of this Agreement or any matters arising under it, the process by which it is commenced, (where consistent with the applicable court rules) may be served on them in accordance with clause 11.

SCHEDULE 1

PRESS ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN.

16 OCTOBER 2002	FOR IMMEDIATE RELEASE

PART ONE OF TWO

GRANADA AND CARLTON MERGER TO PAVE THE WAY FOR A CONSOLIDATED ITV

Summary

Carlton and Granada announce an agreed merger, paving the way for a fully consolidated ITV. The new company will be one of the leading commercial broadcasters in Europe. Together, Granada and Carlton will:

•	Unite ITV, the most popular commercial channel in the UK.
•	Create the largest commercial television production company in Britain.
•	Bring together two of Britain’s leading distributors of television programmes and films.

Granada and Carlton have long believed in the vision of creating one ITV. As one company, with one management and one clear focus, the new business will be able to compete more effectively in the multi-channel world. The Merged Group will be more efficiently managed and will have scale and reach and a strong, distinctive consumer brand.

In addition, the boards of Granada and Carlton believe that the Merger will help to create a virtuous circle of maximising investment in quality programming leading to increased viewing, generating greater advertising demand and consequently allowing further investment.

Carlton and Granada believe that there will be significant benefits for ITV viewers, advertisers and shareholders and that:

•	Viewers will benefit from enhanced programming investment designed further to improve quality and choice, with more premieres, more event entertainment, more dramas and strong regional identity.
•	Advertisers will benefit from the greater ability of the Merged Group to invest in and maximise the value of its programming thereby improving audience share and commercial impacts, particularly to the key demographic groups. This will allow advertisers to increase the size and efficiency of their reach.

•	Shareholders will benefit from a simpler and clearer structure, greater efficiency and lower costs. Shareholders will also benefit from significant synergies together with the increased scale and cashflow of the Merged Group which will enable it fully to exploit future growth opportunities. The boards of Granada and Carlton believe that these growth opportunities far outweigh those that would be available to Granada and Carlton separately.

Commenting on today’s announcement, Michael Green, Chairman of Carlton, said:

“One ITV has been a vision long in the making. One company, with one management and one focus can now set its sights firmly on beating the opposition and giving viewers and advertisers what they want. I want this merger to mean great television programmes and the strongest possible schedule. We must make sure that it does just that.”

Commenting on today’s announcement, Charles Allen, Chairman of Granada, said:

“This deal means that viewers will see more high quality, original drama, more film premieres and more entertainment events on ITV than ever before. Great programmes that attract mass audiences are key to driving ITV’s success. We’ll work in partnership with our advertisers to use the full power of ITV to drive their brands and businesses. For shareholders, this deal offers fair value now and the opportunity to benefit from increased efficiencies from a strengthened and more focused ITV.”

The following sets out further details of the Merger:

•	The Merger is conditional on clearance by the competition authorities and the ITC and will be effected once those clearances have been obtained. If regulatory clearances for the Merger are obtained sufficiently in advance of the Communications Act coming into force, it is intended that the Merger would be effected in two stages, stage one being an interim structure that would comply with current broadcasting legislation. Carlton and Granada will be discussing with the regulators appropriate arrangements for the sale of airtime by the Merged Group which, to the extent necessary, may extend to a separate sales organisation.
•	Granada Shareholders will receive 68 per cent. of the ordinary share capital of the Merged Group and £200 million of cash upon completion of the Merger. Carlton Ordinary Shareholders will, upon completion of the Merger, receive 32 per cent. of the ordinary share capital of the Merged Group, potentially increasing to 34 per cent. in 2006 dependent on the achievement of a share price of ordinary shares of the Merged Group equivalent to 140 pence per Granada Share (implying the achievement of a Carlton Ordinary Share price equivalent to 271 pence) and on achievement of an agreed earnings target for the year ending September 2005. This will be achieved through the issue of Convertible Shares to Carlton Ordinary Shareholders upon completion of the Merger.
•	Granada Shareholders will receive one ordinary share in the Merged Group and 7.225 pence in cash for every Granada Share currently held. Carlton Ordinary Shareholders will receive 1.9386 ordinary shares in the Merged Group and 0.1835 Convertible Shares for every Carlton Ordinary Share currently held.
•	Granada and Carlton intend to pay final dividends for the year ended 30 September 2002 of 1.0 pence per share and 5.0 pence per share, respectively.
•	Based on closing prices as at 10 October 2002, the day before the announcement that Carlton and Granada were in advanced merger discussions, the Merged Group’s pro forma market capitalisation would have been approximately £2.6 billion, before taking into account the potential for synergy benefits or any cash payment to Granada Shareholders.

•	The Merged Group is expected to benefit from significant synergies principally from plc structures and duplicated infrastructure and administration in broadcasting, content and central services. It is estimated that by the end of the first full financial year of operations, excluding any benefits from combining airtime sales activities, the Merged Group will be capable of achieving savings of £35 million per annum. The one off cost of achieving these benefits is estimated to be approximately £40 million. The boards of Granada and Carlton believe a further £20 million of savings is achievable on full merger, and the one off cost of achieving these benefits is estimated to be approximately £15 million. Of the total one off costs of £55 million, approximately £9 million relate to non cash costs.
•	Following completion, Michael Green will become Chairman of the Merged Group and Charles Allen will become Chief Executive. In addition, three non-executive directors from each company will join the board of the Merged Group.

This summary should be read in conjunction with the full text of the following announcement. Appendix I contains a summary of the key terms of the Convertible Shares. Appendix II contains the pre-conditions and conditions to the Schemes and to the Merger. Appendix III contains the definitions of terms used in this announcement.

There will be a meeting for analysts at 9.30am today at the City Presentation Centre, 4 Chiswell Street, London EC1.

ENQUIRIES:

Tel: 020 7620 1620
Granada

Charles Allen
Henry Staunton
Graham Parrott
Susan Donovan

Tel: 020 7663 6363
Carlton

Michael Green
Gerry Murphy
Paul Murray
John Rudofsky

Tel: 020 7588 2721
Lazard

(Financial Advisers to Granada)
Nicholas Shott
Edward Mason

Tel: 020 7567 8000
UBS Warburg
(Financial Advisers to Carlton)
Robin Budenberg
Simon Warshaw
Jonathan Bewes

Tel: 020 7638 9571
Citigate Dewe Rogerson

(PR for Granada)
Jonathan Clare
Simon Rigby
Chris Barrie
Tel: 020 7251 3801
Finsbury

(PR for Carlton)
Roland Rudd
James Leviton

Hoare Govett Limited and Credit Suisse First Boston (Europe) Limited are acting as corporate brokers to Granada. UBS Warburg and Cazenove & Co. Ltd are acting as corporate brokers to Carlton.

Lazard is acting for Granada in connection with the Merger and no-one else and will not be responsible to anyone other than Granada for providing the protections offered to clients of Lazard nor for providing advice in relation to the Merger.

UBS Warburg is acting for Carlton in connection with the Merger and no-one else and will not be responsible to anyone other than Carlton for providing the protections offered to clients of UBS Warburg nor for providing advice in relation to the Merger.

No offer or invitation to acquire or exchange securities in Granada or Carlton is being made now. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The relevant clearances have not been and will not be obtained from the relevant authorities in Canada, Australia or Japan. Accordingly, such securities may not be offered, sold or delivered, directly or indirectly, in or into such jurisdictions except pursuant to exceptions from applicable requirements of such jurisdictions.

FORWARD LOOKING STATEMENTS

DISCLOSURE NOTICE: The information contained in this press release is as of 16 October 2002. Nothing in this document should be construed as a profit forecast or be interpreted to mean that the earnings per share of the Merged Group will necessarily be greater than the historical earnings per share of Granada and Carlton. Granada and Carlton assume no obligation to update any forward-looking statements contained in this press release as a result of new information or future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Granada and Carlton are providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect of the terms and conditions of the Merger, regulatory clearance of the Merger, revenues, dividends, cost savings and other synergies, the impact on earnings, the financial condition, results of operations and business of Granada, Carlton and the Merged Group and certain of their plans and objectives. In particular, among other statements, certain statements in “Reasons for and Benefits of the Merger”, “Dividends”, “Current Trading and Prospects” and “Details of the Merger” are or may be forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include but are not limited to, statements made elsewhere in the press release, as well as (i) the ability of Granada and Carlton to integrate their businesses, achieve cost savings and realise other synergies, (ii) difficulties in obtaining regulatory clearance for the Merger, (iii) adverse changes in tax laws and regulations, (iv) the risks associated with the introduction of new products or services, (v) pricing, product and programmes initiatives or competitors, including increased competition of programmes such as major sporting events, (vi) changes in technology or consumer demand, (vii) the termination or delay of key contracts and (viii) fluctuations in exchange rates. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information-Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended 30 September 2001, filed with the United States Securities and Exchange Commission (Commission file number: 0-15252).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN.

16 OCTOBER 2002	FOR IMMEDIATE RELEASE

PART TWO OF TWO

GRANADA AND CARLTON MERGER TO PAVE THE WAY FOR A CONSOLIDATED ITV

Introduction

Carlton and Granada announce an agreed merger, paving the way for a fully consolidated ITV. The new company will be one of the leading commercial broadcasters in Europe. Together, Granada and Carlton will:

•	Unite ITV, the most popular commercial channel in the UK.
•	Create the largest commercial television production company in Britain.
•	Bring together two of Britain’s leading distributors of television programmes and films.

Granada Shareholders will receive 68 per cent. of the ordinary share capital of the Merged Group and £200 million of cash upon completion of the Merger. Carlton Ordinary Shareholders will, upon completion of the Merger, receive 32 per cent. of the ordinary share capital of the Merged Group, potentially increasing to 34 per cent. in 2006 dependent on the achievement of a share price of the ordinary shares of the Merged Group equivalent to 140 pence per Granada Share (implying the achievement of a Carlton Ordinary Share price equivalent to 271 pence) and on achievement of an agreed earnings target for the year ending September 2005. This will be achieved through the issue of Convertible Shares to Carlton Ordinary Shareholders upon completion of the Merger.

The Merger, which will be subject to the pre-conditions and the conditions and further terms set out or referred to in Appendix II and to be set out in the Merger Documentation, will be made on the following bases:

For each Granada Share	1 ordinary share in the Merged Group

For each Carlton Ordinary Share	1.9386 ordinary shares in the Merged Group and 0.1835 Convertible Shares

In addition, Granada Shareholders will receive £200 million in cash on completion of the Merger, equivalent to 7.225 pence in cash for every Granada Share.

A summary of the key terms of the Convertible Shares is set out in Appendix I.

Appropriate proposals will be made to Carlton Preference Shareholders upon posting of the Merger Documentation.

Reasons for and Benefits of the Merger

Granada and Carlton have long believed in the vision of creating one ITV. As one company, with one management and one clear focus, the new business will be able to compete more effectively in the multi-channel world. The Merged Group will be more efficiently managed and will have scale and reach and a strong, distinctive consumer brand.

In addition, the boards of Granada and Carlton believe that the Merger will help to create a virtuous circle of maximising investment in quality programming leading to increased viewing, generating greater advertising demand and consequently allowing further investment.

Carlton and Granada believe that there will be significant benefits for ITV viewers, advertisers and shareholders and that:

•	Viewers will benefit from enhanced programming investment designed further to improve quality and choice, with more premieres, more event entertainment, more dramas and strong regional identity.
•	Advertisers will benefit from the greater ability of the Merged Group to invest in and maximise the value of its programming thereby improving audience share and commercial impacts, particularly to the key demographic groups. This will allow advertisers to increase the size and efficiency of their reach.
•	Shareholders will benefit from a simpler and clearer structure, greater efficiency and lower costs. Shareholders will also benefit from significant synergies together with the increased scale and cashflow of the Merged Group which will enable it fully to exploit future growth opportunities. The boards of Granada and Carlton believe that these growth opportunities far outweigh those that would be available to Granada and Carlton separately.

The Merged Group is expected to benefit from significant synergies principally from plc structures and duplicated infrastructure and administration in broadcasting, content and central services. It is estimated that by the end of the first full financial year of operations, excluding any benefits from combining airtime sales activities, the Merged Group will be capable of achieving savings of £35 million per annum. The one off cost of achieving these benefits is estimated to be approximately £40 million. The boards of Granada and Carlton believe a further £20 million of savings is achievable on full merger, and the one off cost of achieving these benefits is estimated to be approximately £15 million. Of the total one off costs of £55 million, approximately £9 million relate to non cash costs.

Management

Following completion, Michael Green will become Chairman of the Merged Group and Charles Allen will become Chief Executive. In addition, three non-executive directors from each company will join the board of the Merged Group.

Dividends

In respect of final dividends declared for the year ending 30 September 2002, Granada Shareholders and Carlton Shareholders will receive their respective entitlements.

Granada intends to pay a final dividend of 1 pence per Granada Share and Carlton intends to pay a final dividend of 5 pence per Carlton Ordinary Share. The payment date for these dividends would be in April 2003.

Information on Granada

Granada is one of Europe’s major commercial broadcasters and content creators and distributors. It owns seven of ITV’s UK free-to-air broadcasting franchises, stretching from the Granada region in the North West to Meridian in the South East and reaching over 15 million homes. In 2001, Granada generated around £500 million from content sales to UK and international broadcasters. Granada’s content business makes many of ITV’s top-rating programmes including Coronation Street, Emmerdale, I’m a Celebrity: Get Me out of Here and Pop Stars: The Rivals. Granada also makes some of the most acclaimed programmes for other UK broadcasters, including The Royle Family for BBC1 and Elizabeth and Six Wives of Henry VIII for Channel 4. Internationally, Granada has production and distribution operations making and selling programmes and formats to broadcasters around the world. Granada has stakes in commercial broadcasters in Ireland and Australia, interests in new media enterprises and owns 50 per cent. of Boxclever, the UK’s leading TV and video rental chain.

Summary financial information, excluding discontinued activities and exceptional items, as extracted from Granada’s results for the year ended 30 September 2001 and for the six months to 31 March 2002 is set out in the table below:

                                                   Year to        Six months to
                                              30 September             31 March
                                                      2001                 2002

Group turnover                               (pound)1,486m          (pound)713m

Profit before tax                              (pound)175m           (pound)43m

Adjusted basic earnings per share
before goodwill amortisation                          5.9p                 1.7p

Net assets                                   (pound)2,087m        (pound)1,858m

Note:	The results for the year ended 30 September 2001 exclude digital media. The results for the six months to 31 March 2002 are stated after a loss before tax of £16 million on continuing digital businesses.

Information on Carlton

Carlton is a leading UK media company with businesses in broadcasting and advertising sales, content production and distribution and cinema advertising.

Carlton holds four ITV licences – Carlton London, Carlton Central, Carlton Westcountry and HTV – which broadcast to approximately 26 million people. The company also sells advertising in cinemas across the UK, US and Europe.

In 2001, Carlton invested approximately £200 million in making programmes in the UK and the US. Carlton is one of the largest programme distributors in Europe, with over 18,000 hours of television programmes, and it has one of the largest collections of English language films outside of Hollywood.

Summary financial information excluding discontinued operations as extracted from Carlton’s results for the six months to 31 March 2002 (which includes the results for the year to 30 September 2001) is set out in the table below:

                                                    Year to        Six months to
                                               30 September             31 March
                                                       2001                 2002

Group turnover                                (pound)1,040m          (pound)503m

Profit before tax and exceptional
operating costs                                  (pound)13m            (pound)7m

Adjusted basic earnings per share
before goodwill amortisation                           1.9p                 1.1p

Net assets                                      (pound)664m          (pound)453m

Current Trading and Prospects

Granada

Granada’s advertising revenues have seen year on year improvements since May this year. For the second half of Granada’s financial year ending on 30 September 2002, advertising revenue will be up over 3 per cent. on the same period last year and the results for the year as a whole are expected to be satisfactory given current market conditions. At the financial year end Granada will have net cash on the balance sheet.

ITV1 viewing shares have risen over the autumn as we have increased the network’s investment in the schedule, and the ratecard weighted share of commercial impacts over the five weeks since the beginning of September is 45 per cent.

The ITV network budget has been increased from £775 million in 2002 to £836 million for calendar 2003 and ITV’s new marketing and scheduling strategies have been presented to our major advertisers.

Granada’s production business has reduced turnover in the year as some low margin and high volume contracts terminated, though as a result profitability has been less affected.

ITV2 has performed very strongly with revenues and viewing share well ahead of last year and regularly features in the top 10 commercial channels by viewing share.

Carlton

Carlton’s results for the year ended 30 September 2002 are expected to be satisfactory given current market conditions.

Since May 2002, Carlton’s advertising revenues have grown each month in comparison with the previous year.

An increased investment in ITV’s network programmes has already contributed to an improvement in ITV’s audiences, particularly in peak time. A further increase in investment in network programmes has been approved for 2003 and has been presented to advertisers with positive responses.

Carlton Content’s turnover has been affected by delays in commissioning earlier in the year but has won substantial new business in the last quarter of 2002 relating to programmes for 2003.

Carlton’s net debt at 30 September 2002 was similar to that at 30 September 2001 and net interest charges have benefited from low US rates.

Details of the Merger

The Merger is expected to be effected by way of inter-conditional court approved schemes of arrangement of both Carlton and Granada under section 425 of the Act. Under the Schemes, Granada Shareholders and Carlton Ordinary Shareholders will receive shares in a new holding company and cash on the following bases:

For each Granada Share	1 ordinary share in the Merged Group

For each Carlton Ordinary Share	1.9386 ordinary shares in the Merged Group and 0.1835 Convertible Shares

In addition, Granada Shareholders will receive £200 million in cash on completion of the Merger, equivalent to 7.225 pence in cash for every Granada Share.

A summary of the key terms of the Convertible Shares is set out in Appendix I.

Appropriate proposals will be made to Carlton Preference Shareholders upon posting of the Merger Documentation.

The Merger will be subject to the pre-conditions and conditions set out in Appendix II, including the approval of both Carlton Ordinary Shareholders and Granada Shareholders, the sanction of the Schemes by the Court and satisfaction of certain regulatory pre-conditions and conditions.

The Schemes will operate in a similar way to each other and will become effective on the same day. The Granada Scheme will require approval by special resolution of Granada Shareholders at an extraordinary general meeting of Granada. The Granada Scheme will also require approval separately by a majority in number representing 75 per cent. in value of the holders of Granada Shares who vote at a meeting convened by the Court. The Carlton Scheme will require similar approvals by Carlton Ordinary Shareholders. In addition, each Scheme is required to be sanctioned by the Court. The Schemes can only become effective when all conditions to the Merger have been satisfied or waived.

Under the Broadcasting Act no person is permitted to have a UK audience share of more than 15 per cent. through holding television broadcasting licences. In addition, no single entity is allowed to hold the two London licences or more than 20 per cent. of ITN. These rules are expected to be removed by the Communications Act which is expected to be enacted in 2003.

If regulatory clearances for the Merger are obtained sufficiently in advance of the Communications Act coming into force, it is intended that the Merger would be effected in two stages to ensure compliance with the Broadcasting Act. The first stage would involve the merger of Carlton and Granada as described above, with the Carlton broadcasting licences and its interest in ITN being held by a separate company. This company would be established with an independent board and management structure and its shares would effectively be held by Granada Shareholders and Carlton Ordinary Shareholders in the same relative proportions to their shareholdings in the Merged Group. The shares in this separate company would be stapled to the ordinary shares in the Merged Group and would only be transferable in conjunction with a transfer of ordinary shares in the Merged Group.

This company would also issue convertible shares with similar terms to the Convertible Shares which would be stapled to the Convertible Shares and would only be transferable or convertible in conjunction with a transfer or conversion (as applicable) of the Convertible Shares. The second stage would involve the combination of the Merged Group and this separate company’s businesses when the Communications Act comes into force.

Granada and Carlton will be discussing with the regulators appropriate arrangements for the sale of airtime by the Merged Group which, to the extent necessary, may extend to a separate sales organisation.

Pursuant to the Merger Agreement, Carlton and Granada have agreed that one party shall make a payment of £8.5 million to the other in certain circumstances, including where the Merger lapses or is withdrawn following certain specified events.

Employees and Share Schemes

The boards of Granada and Carlton have confirmed that the existing employment rights, including accrued pension rights, of the employees of Granada and Carlton will be fully safeguarded following completion of the Merger.

Appropriate proposals will be made in due course to participants in the Carlton Share Schemes and Granada Share Schemes.

Settlement, Listing and Dealings

Applications will be made to the UK Listing Authority and to the London Stock Exchange for ordinary shares in the Merged Group and the Convertible Shares to be issued under the Merger to be admitted to the Official List and to trading on the London Stock Exchange, respectively. Certificates for ordinary shares in the Merged Group and Convertible Shares will be despatched to Granada Shareholders and Carlton Ordinary Shareholders (as appropriate) who hold their shares in certificated form (i.e. not in CREST) no later than 14 days after the effective date of the Merger. For Granada Shareholders and Carlton Ordinary Shareholders who hold their shares in uncertificated form (i.e. in CREST), the ordinary shares in the Merged Group and Convertible Shares receivable in accordance with the Schemes are expected to be credited to CREST accounts (as appropriate) no later than 14 days after the effective date of the Merger.

Further details on settlement, listing and dealing will be included in the Merger Documentation.

General

It is expected that the Merger Documentation will be despatched to Carlton Shareholders and Granada Shareholders following satisfaction or waiver of the pre-conditions set out in paragraph 1 of Appendix II hereto. This documentation will include the notices of the meetings of the Granada Shareholders and Carlton Shareholders, full details of the Schemes and the Merger and listing particulars relating to the Merged Group. Furthermore it will specify the necessary actions to be taken by Granada Shareholders and Carlton Shareholders.

Recommendations

The Merger has the unanimous support and recommendation of the boards of both Granada and Carlton.

The Granada directors, who have been so advised by Lazard, consider the Merger to be in the best interests of Granada. In giving its advice, Lazard has taken into account the Granada directors’ commercial assessment of the Merger. Accordingly, the Granada directors intend to recommend that Granada Shareholders vote in favour of the resolutions to be proposed at the Court convened meeting and extraordinary general meetings of Granada as they intend to do in respect of their own beneficial holdings.

The Carlton directors, who have been so advised by UBS Warburg, consider the Merger to be in the best interests of the Carlton. In giving its advice, UBS Warburg has taken into account the Carlton directors’ commercial assessment of the Merger. Accordingly, the Carlton directors intend to recommend that Carlton Shareholders vote in favour of the resolutions to be proposed at the Court convened meeting and extraordinary general meetings of Carlton as they intend to do in respect of their own beneficial holdings.

ENQUIRIES:

Tel: 020 7620 1620
Granada

Charles Allen
Henry Staunton
Graham Parrott
Susan Donovan

Tel: 020 7663 6363
Carlton

Michael Green
Gerry Murphy
Paul Murray
John Rudofsky

Tel: 020 7588 2721
Lazard

(Financial Advisers to Granada)
Nicholas Shott
Edward Mason

Tel: 020 7567 8000
UBS Warburg
(Financial Advisers to Carlton)
Robin Budenberg
Simon Warshaw
Jonathan Bewes

Tel: 020 7638 9571
Citigate Dewe Rogerson

(PR for Granada)
Jonathan Clare
Simon Rigby
Chris Barrie

Tel: 020 7251 3801
Finsbury

(PR for Carlton)
Roland Rudd
James Leviton

Hoare Govett Limited and Credit Suisse First Boston (Europe) Limited are acting as corporate brokers to Granada. UBS Warburg and Cazenove & Co. Ltd are acting as corporate brokers to Carlton.

Lazard is acting for Granada in connection with the Merger and no-one else and will not be responsible to anyone other than Granada for providing the protections offered to clients of Lazard nor for providing advice in relation to the Merger.

UBS Warburg is acting for Carlton in connection with the Merger and no-one else and will not be responsible to anyone other than Carlton for providing the protections offered to clients of UBS Warburg nor for providing advice in relation to the Merger.

No offer or invitation to acquire or exchange securities in Granada or Carlton is being made now. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The relevant clearances have not been and will not be obtained from the relevant authorities in Canada, Australia or Japan. Accordingly, such securities may not be offered, sold or delivered, directly or indirectly, in or into such jurisdictions except pursuant to exceptions from applicable requirements of such jurisdictions.

FORWARD LOOKING STATEMENTS

DISCLOSURE NOTICE: The information contained in this press release is as of 16 October 2002. Nothing in this document should be construed as a profit forecast or be interpreted to mean that the earnings per share of the Merged Group will necessarily be greater than the historical earnings per share of Granada and Carlton. Granada and Carlton assume no obligation to update any forward-looking statements contained in this press release as a result of new information or future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Granada and Carlton are providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect of the terms and conditions of the Merger, regulatory clearance of the Merger, revenues, dividends, cost savings and other synergies, the impact on earnings, the financial condition, results of operations and business of Granada, Carlton and the Merged Group and certain of their plans and objectives. In particular, among other statements, certain statements in “Reasons for and Benefits of the Merger”, “Dividends”, “Current Trading and Prospects” and “Details of the Merger” are or may be forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include but are not limited to, statements made elsewhere in the press release, as well as (i) the ability of Granada and Carlton to integrate their businesses, achieve cost savings and realise other synergies, (ii) difficulties in obtaining regulatory clearance for the Mergers, (iii) adverse changes in tax laws and regulations, (iv) the risks associated with the introduction of new products or services, (v) pricing, product and programmes initiatives or competitors, including increased competition of programmes such as major sporting events, (vi) changes in technology or consumer demand, (vii) the termination or delay of key contracts and (viii) fluctuations in exchange rates. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information-Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended 30 September 2001, filed with the United States Securities and Exchange Commission (Commission file number: 0-15252).

APPENDIX I SUMMARY OF THE KEY TERMS OF THE CONVERTIBLE SHARES

1.	The Convertible Shares will be issued credited as fully paid up on the effective date of the Merger.

2.	The Convertible Shares will not carry any voting rights or any right to receive notice of or to attend general meetings of the Merged Group (save in relation to any variation of their rights as a class), any right to receive dividends or other distributions or any right to capital save for a right to the return of the nominal value of the Convertible Shares on a winding up of the Merged Group.

3.	The Convertible Shares will automatically convert into ordinary shares in the Merged Group on 1 January 2006 provided that the following conditions have been satisfied:

(A)	the closing middle market price of an ordinary share in the Merged Group on at least 60 of the 90 trading days up to (but not including) 1 January 2006 exceeds 140 pence; and

(B)	the Merged Group’s consolidated, pre-exceptional (as that term is defined in paragraph 20 of FRS3), pre-goodwill amortisation, post-tax (with tax effects of exceptional items written back), basic earnings per ordinary share for the year ending 30 September 2005 (calculated on a basis consistent with UK GAAP as at the date of this announcement and in accordance with the accounting principles and policies as disclosed by Granada and Carlton in their statutory accounts for the year ended 30 September 2002 and, for the avoidance of doubt, any profit and loss charges or credits arising from the adoption of FRS17 shall be ignored) are equal to or greater than 6.26 pence.

The Merged Group’s auditors will certify the earnings per share figure for the purposes of sub-paragraph (B).

4.	On conversion, subject to paragraph 5 below, each Convertible Share will convert into one ordinary share in the Merged Group.

5.	The terms of the Convertible Shares will be adjusted to take account of certain events, including:

(A)	the consolidation, sub-division, cancellation or re-classification of the ordinary share capital of the Merged Group;

(B)	capitalisation and bonus issues;

(C)	offers of shares to existing shareholders by way of rights;

(D)	payment of special or abnormal dividends by the Merged Group; and

(E)	any demerger of part of the business of the Merged Group.

6.	In the event that, prior to 1 January 2006, an offer is made to acquire the whole or any part of the ordinary share capital of the Merged Group or if any person proposes a scheme of arrangement with regard to such acquisition and, in either case, the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Merged Group vests in a third party (whether before or after 1 January 2006), the following provisions shall apply:

(A)	if the value of the consideration payable under such acquisition per ordinary share in the Merged Group (calculated on the day that the acquisition becomes wholly unconditional or is effected) (the “Offer Price”) is less than 70 pence, the conversion rights attaching to the Convertible Shares will lapse and the provisions of paragraph 8 shall apply;

(B)	if the Offer Price is 70 pence or more but less than 140 pence, each Convertible Share will automatically convert into that number of ordinary shares in the Merged Group calculated in accordance with the following formula:

A x (B-70)/70

Where: A= the number of ordinary shares in the Merged Group into which a Convertible Share converts at that time B= the Offer Price and the provisions of paragraph 7 will apply to such conversion; and

(C)	if the Offer Price is 140 pence or greater, the Convertible Shares will automatically convert on the basis of the then current conversion ratio and the provisions of paragraph 7 will apply to such conversion.

7.	No fractions of ordinary shares in the Merged Group will be issued on conversion of any Convertible Shares and any fractional entitlements arising on conversion will be disposed of by the Merged Group and the net proceeds of sale paid to those entitled thereto.

8.	If conversion does not take place on 1 January 2006, the conversion rights attaching to the Convertible Shares will lapse and the Convertible Shares will be automatically re-designated into deferred shares which will be subject to compulsory transfer to a custodian.

9.	It is intended that the Convertible Shares will be admitted to the Official List.

APPENDIX II

PRE-CONDITIONS AND CONDITIONS TO THE SCHEMES AND TO THE MERGER

1.	Pre-conditions

1.1	The posting of formal documentation relating to the Merger will only take place if the following pre-conditions are satisfied or waived:

(a)	it being established, in terms reasonably satisfactory to Carlton and Granada and without any amendments, assurances, conditions or undertakings being required that are not reasonably satisfactory to Carlton and Granada, that the Merger or any matter arising from the Merger will not be referred to the Competition Commission or, in the event that the Merger or any matter arising from the Merger is referred to the Competition Commission, it being established, in terms reasonably satisfactory to Carlton and Granada, that the Merger may proceed without requiring any amendments, assurances, conditions or undertakings that are not reasonably satisfactory to Carlton and Granada and to the extent that any such amendments, assurances, conditions, or undertakings are required to be satisfied prior to completion of the Merger, that they have been so satisfied;

(b)	so far as may be necessary in order to effect the Merger, the ITC indicating in terms reasonably satisfactory to Carlton and Granada that, as a result of the Merger, the ITC will not:

(i)	suspend or revoke any licence issued by it under the Broadcasting Acts 1990 and/or 1996 currently held by any member of the Carlton Group or the Granada Group (each a “Licence”); or

(ii)	require the holder of any Licence to take any action in connection therewith which would have a material adverse affect on the Merged Group taken as a whole; and

(c)	Carlton and Granada being satisfied, for the purposes of the requirements of the UK Listing Authority, that the necessary financing facilities will be available on reasonable market terms following completion of the Merger to provide for the working capital requirements of the Merged Group.

1.2	Carlton and Granada may, acting together, waive any or all of these pre-conditions, in whole or in part.

2.	Conditions

2.1	The Merger will be conditional upon the Granada Scheme and the Carlton Scheme becoming unconditional and effective by 31 March 2004 or such later date as Granada, Carlton and the Court may agree.

2.2	The Granada Scheme will be conditional upon:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of Granada Shares present and voting either in person or by proxy at the

Granada Court Meeting;

(b)	any resolution required to approve and implement the Granada Scheme and the Merger being passed at the Granada Extraordinary General Meeting;

(c)	(i) the sanction of the Granada Scheme (with or without modification) and confirmation of any reduction of capital involved therein by the Court and (ii) an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and the Order confirming any reduction of capital involved in the Granada Scheme being registered by him;

(d)	the conditions set out in paragraphs 2.3 (a), (b) and (c)(i) below being satisfied; and

(e)	the ordinary shares in the Merged Group being admitted (i) to the Official List and such admission becoming effective in accordance with the Listing Rules and (ii) to trading on the London Stock Exchange’s market for listed securities and such admission becoming effective in accordance with the Standards or (subject to the consent of the Panel) the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively.

2.3	The Carlton Scheme will be conditional upon:

(a)	the approval by a majority in number representing not less than three-fourths in value of the holders of Carlton Ordinary Shares present and voting either in person or by proxy at the Carlton Court Meeting;

(b)	any resolution required to approve and implement the Carlton Scheme and the Merger being passed at the Carlton Extraordinary General Meeting;

(c)	(i) the sanction of the Carlton Scheme (with or without modification) and confirmation of any reduction of capital involved therein by the Court and (ii) an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and the Order confirming any reduction of capital of Carlton involved in the Carlton Scheme being registered by him;

(d)	the conditions set out in paragraph 2.2 (a), (b) and (c)(i) above being satisfied; and

(e)	the ordinary shares in the Merged Group being admitted (i) to the Official List and such admission becoming effective in accordance with the Listing Rules and (ii) to trading on the London Stock Exchange’s market for listed securities and such admission becoming effective in accordance with the Standards or (subject to the consent of the Panel) the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively.

2.4	Granada and Carlton have agreed that, subject as stated in paragraph 3 below, the Merger will also be conditional upon the following matters and accordingly the necessary action to make the Granada Scheme and the Carlton Scheme effective will only be taken if the following conditions are satisfied or waived in accordance with paragraph 3 below:

(a)	in the event that pre-condition 1.1(a) is waived:

(i)	it being established, in terms reasonably satisfactory to Carlton and Granada and without any amendments, assurances, conditions or undertakings being required that are not reasonably satisfactory to Carlton and Granada, that the Merger or any matter arising from the Merger will not be referred to the Competition Commission; or

(ii)	in the event that the Merger or any matter arising from the Merger is referred to the Competition Commission, it being established, in terms reasonably satisfactory to Carlton and Granada, that the Merger may proceed without requiring any amendments, assurances, conditions or undertakings that are not reasonably satisfactory to Carlton and Granada and to the extent that any such amendments, assurances, conditions, or undertakings are required to be satisfied prior to completion of the Merger, that they have been so satisfied ;

(b)	in the event that pre-condition 1.1(b) is waived and so far as may be necessary in order to effect the Merger, the ITC indicating in terms reasonably satisfactory to Granada and Carlton that, as a result of the Merger, the ITC will not:

(i)	suspend or revoke any Licence; or

(ii)	require the holder of any Licence to take any action in connection therewith which would have a material adverse effect on the Merged Group taken as a whole;

(c)	the Convertible Shares being admitted (i) to the Official List and such admission becoming effective in accordance with the Listing Rules and (ii) to trading on the London Stock Exchange’s market for listed securities and such admission becoming effective in accordance with the Standards or (if Carlton so determines and subject to the consent of the Panel) the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively;

(d)	if the Carlton Preference Scheme is proposed, the sanction of the Carlton Preference Scheme (with or without modification) and confirmation of any reduction of capital involved therein by the Court and an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and the Order confirming any reduction of capital involved in the Carlton Preference Scheme being registered by him save where the failure to obtain such sanction and confirmation would not be reasonably likely to have a material adverse effect on the Merged Group;

(e)	the Merger Agreement not having been terminated in accordance with its terms;

(f)	tax clearances (under section 138 of the Taxation of Chargeable Gains Act 1992 and section 707 of the Income and Corporation Taxes Act 1988 in respect of the Merger (or stage one thereof if it occurs in two stages) and under section 139(5) in respect of stage one of the Merger (if applicable) being obtained in a form satisfactory to Granada and Carlton;

(g)	the expiry or earlier termination of all applicable waiting periods (including any voluntary extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations made thereunder;

(h)	all Authorisations necessary and material in the context of the Merged Group for or in respect of the Merger and the implementation of the Schemes having been obtained in terms and in a form reasonably satisfactory to Granada and Carlton and, where the absence or withdrawal of any such Authorisations would, in the reasonable opinion of Granada and Carlton have a material adverse effect on the Merged Group, all such Authorisations remaining in full force and effect and there having been no intimation of any intention to revoke or not renew any of them and all necessary waiting periods (including any extension thereof) under any applicable legislation or regulation of any jurisdiction having expired or been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger in any jurisdiction have been complied with;

(i)	there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Granada Group or the Wider Carlton Group is a party or by or to which any such member may be bound or be subject (save for any arrangement, agreement, licence or other instrument granted by the ITC or the OFT, or to which the ITC or the OFT is a party) which would or might in the opinion of Granada or Carlton (acting reasonably) as a consequence of the Merger or the Schemes and to an extent which is material in the context of the Merged Group result in:

(i)	any monies borrowed by, or any other indebtedness of, any member of the Wider Granada Group or the Wider Carlton Group being repayable or capable of being declared repayable prior to their stated maturity; or

(ii)	any such arrangement, agreement, licence or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Granada Group or the Wider Carlton Group, being or becoming capable of being terminated or adversely modified or affected, in each case as a consequence of the Merger or the Schemes and save as disclosed by Granada or Carlton to the other prior to 16 October 2002;

(j)	Granada not having discovered regarding Carlton and Carlton not having discovered regarding Granada:

(i)	any financial, business or other information in relation to circumstances existing prior to 16 October 2002 which is material in the context of the Merger and which has not been disclosed publicly by or on behalf of any member of the relevant Group or otherwise disclosed by Granada or Carlton to the other prior to such date;

(ii)	that any financial, business or other information disclosed publicly at any time by any member of the relevant Group prior to 16 October 2002 is misleading or contains any misrepresentations of fact or omits to state a fact necessary to make the information contained therein complete and not misleading and which in any such case is materially adverse in the context of the Merger; or

(iii)	that any member of the relevant Group is subject to any liability, contingent or otherwise, which has not been disclosed or reflected in the last published audited consolidated financial statement of the relevant Group or has not otherwise been publicly disclosed or disclosed by Granada or Carlton to the other prior to 16 October 2002 and which is material in the context of the Merger;

(k)	save as publicly announced by Granada or Carlton prior to 16 October 2002 or as contemplated by this Press Announcement, no member of the Granada Group and no member of the Carlton Group having since the date to which its last audited report and accounts were made up:

(i)	issued or authorised or proposed the issue of additional shares of any class or securities convertible into, or rights, warrants or options to subscribe for or acquire any such shares or convertible securities (save as between Granada and Carlton respectively and their respective wholly-owned subsidiaries or for options granted and any shares in Granada or Carlton respectively issued upon exercise of options granted prior to 16 October 2002 under or pursuant to the Granada Share Schemes or the Carlton Share Schemes or as agreed between Granada and Carlton from time to time) or redeemed, purchased or reduced any of its shares or other securities (or agreed to do so) to an extent which is material in the context of the Granada Group or Carlton Group respectively, each taken as a whole;

(ii)	recommended, declared, paid or made or proposed the recommendation, declaration, paying or making of, any dividend, bonus or other distribution, whether payable in cash or otherwise (other than distributions between one member or the relevant group and another such member);

(iii)	authorised or proposed or announced its intention to propose any merger or any other change in its share or loan capital or (other than in the ordinary course of the business) any acquisition or disposal of assets or shares which is material in the context of the Granada Group or the Carlton Group respectively, each taken as a whole;

(iv)	issued or proposed the issue of any debentures or, save in the ordinary course of business, incurred or increased any indebtedness or contingent liability of an aggregate amount which might materially adversely affect the Granada Group or the Carlton Group respectively, each taken as a whole;

(v)	entered into any contract, transaction arrangement or commitment (whether in respect of capital expenditure or otherwise) which is not in the ordinary course of business or is of a long-term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Granada Group or the Carlton Group respectively, each taken as a whole; or

(vi)	taken any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver or similar officer over all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or any analogous person in any jurisdiction appointed in each case which is materially adverse in the context of the Granada Group or the Carlton Group respectively, each taken as a whole;

(l)	since the date to which the last published audited report and accounts of Carlton were made up and otherwise as publicly disclosed by Carlton or as disclosed by Carlton to Granada prior to 16 October 2002:

(i)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Carlton Group is a party (whether as plaintiff or defendant or otherwise) in each case which is material and adverse in the context of the Carlton Group taken as a whole, having been instituted, threatened or remaining outstanding or;

(ii)	there having been no material adverse change in the business, financial or trading position of the Carlton Group, taken as a whole; or

(m)	since the date to which the last published audited report and accounts of Granada were made up and otherwise as publicly disclosed by Granada or disclosed by Granada to Carlton prior to 16 October 2002:

(i)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Granada Group is a party (whether as plaintiff or defendant or otherwise) in each case which is material and adverse in the context of the Granada Group taken as a whole, having been instituted, threatened or remaining outstanding; or

(ii)	there having been no material adverse change in the business, financial or trading position of any member of the Granada Group, taken as a whole.

3.	Waiver

3.1	Granada and Carlton, acting together, may waive, in whole or in part, all or any of the conditions contained in paragraphs 2.4(a), (b) and (d) to (i). Granada reserves the right to waive, in whole or in part, all or any of the conditions contained in paragraphs 2.4(j) and (k) above, so far as they relate to Carlton, and in paragraph 2.4(l) above. Carlton reserves the right to waive, in whole or in part, all or any of the conditions contained in paragraphs 2.4(j) and (k) above, so far as they relate to Granada, and in paragraphs 2.4 (c) and (m) above.

3.2	The Merger will be governed by English law. The Rules of the Code will, so far as they are appropriate, apply to the Merger.

3.3	The Merger will lapse and neither the Granada Scheme, the Carlton Scheme nor the Carlton Preference Scheme will proceed if, before the date of the Granada Court Meeting or the Carlton Court Meeting (whichever is to be held earlier), pre-condition 1.1(a) has been waived and the Merger is subsequently referred to the Competition Commission.

4.	For the purposes of these Conditions:

(a)	“Authorisations” means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions, exemptions and approvals provided that for the purposes of condition 2.4(h), none of the foregoing in relation to the Office of Fair Trading, the Competition Commission and the Secretary of State for Trade and Industry shall be included within the definition of “Authorisations”; and

(b)	“instrument” means any arrangement, agreement, lease, licence, permit, franchise or other instrument.

APPENDIX III DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

“Act”	the Companies Act 1985, as amended

“Australia”	the Commonwealth of Australia, its states, territories and possessions

“Broadcasting Act”	the Broadcasting Act 1990, as amended

“Canada”	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof

“Carlton”	Carlton Communications Plc

“Carlton Court Meeting”	the meeting of the Carlton Ordinary Shareholders to be convened by order of the Court under section 425 of the Act

“Carlton Extraordinary General Meeting”	the extraordinary general meeting of Carlton to be convened to approve the terms of the Merger

“Carlton Group”	Carlton and its subsidiary undertakings

“Carlton Group Associate or Associates”	any partnership, joint venture, firm or body corporate in which any member of the Carlton Group may be interested

“Carlton Ordinary Shareholders”	the holders of Carlton Ordinary Shares

“Carlton Ordinary Shares”	the ordinary shares of 5 pence each in the capital of Carlton

“Carlton Preference Scheme”	any scheme of arrangement relating to Carlton Preference Shares under section 425 of the Act that may be proposed

“Carlton Preference Shareholders”	the holders of Carlton Preference Shares

“Carlton Preference Shares”	the 6.5p (net) cumulative convertible redeemable preference shares of 5 pence each in the capital of Carlton

“Carlton Scheme”	the proposed scheme of arrangement relating to Carlton Ordinary Shares under section 425 of the Act

“Carlton Shareholders”	holders of Carlton Shares

“Carlton Shares”	Carlton Ordinary Shares and Carlton Preference Shares

“Carlton Share Schemes”

the Carlton 1983 Share Option Scheme, the Carlton 1987 US Plan, the Carlton 1999 Executive Share Option Scheme, the Carlton Deferred Annual Bonus Share Plan, the Carlton Long-Term Incentive Share Plan the Carlton Sharesave Scheme and the Carlton Equity Participation Plan

“City Code”	The City Code on Takeovers and Mergers

“Convertible Shares”	the convertible shares proposed to be issued by the Merged Group to Carlton Ordinary Shareholders, a summary of the key terms of which is set out in Appendix I

“Court”	the High Court of Justice in England and Wales

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

“CRESTCo”	CRESTCo Limited

“Granada”	Granada plc

“Granada Court Meeting”	the meeting of the holders of Granada Shares to be convened by order of the Court under section 425 of the Act

“Granada Extraordinary General Meeting”	the extraordinary general meeting of Granada to be convened to approve the terms of the Merger

“Granada Group”	Granada and its subsidiary undertakings

“Granada Group Associate or Associates”	any partnership, joint venture, firm or body corporate in which any member of the Granada Group may be interested

“Granada Scheme”	the proposed scheme of arrangement relating to Granada Shares under section 425 of the Act

“Granada Shareholders”	holders of Granada Shares

“Granada Shares”	the ordinary shares of 10p each in the capital of Granada

“Granada Share Schemes”

(which comprise the Schemes of Granada Media PLC and Granada PLC) Granada Approved Executive Share Option Scheme, Granada Unapproved Share Option Scheme, Granada Savings-Related Share Option Scheme, Granada

Deferred Share Award Scheme, Granada Media Unapproved Share Option Scheme, Granada Media Savings-Related Share Option Scheme, Granada Media Deferred Share Award Plan, Granada Media Contractors Share Option Scheme and the Granada Media Commitment Scheme

“Ireland”	Ireland, excluding Northern Ireland

“ITC”	Independent Television Commission (or any successor thereto)

“ITN”	Independent Television News Limited, the producer of national news programmes on ITV

“Japan”	Japan, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof

“Lazard”	Lazard & Co., Limited

“Listing Rules”	the listing rules made by the UK Listing Authority

“London Stock Exchange”	London Stock Exchange plc

“Merged Group”	the new group created pursuant to the combination of the Granada Group and the Carlton Group by way of the Schemes and, where the context requires, the holding company of such new group

“Merger”	the proposed merger of Granada and Carlton to be effected by the Schemes

“Merger Agreement”	the agreement entered into by each of Granada and Carlton immediately prior to release of this announcement setting out the terms of the Merger

“Merger Documentation”

the formal documentation relating to the Merger to be despatched to Granada Shareholders and Carlton Shareholders following satisfaction or waiver of the pre-conditions set out in paragraph 1 of Appendix II

“OFT”	Office of Fair Trading

“Official List”	the list maintained by the UK Listing Authority

“Panel”	The Panel on Takeovers and Mergers

“Regulations”	the Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272)

“Schemes”	the Granada Scheme and the Carlton Scheme

“Standards”	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities admitted to the Official List

“UBS Warburg”	UBS Warburg Ltd., a subsidiary of UBS AG

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the Financial Services Authority as the competent authority for listing in the United Kingdom

“US” or “United States”

the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to the jurisdiction of the United States of America

“Wider Carlton Group”	the Carlton Group Associates together with the Carlton Group

“Wider Granada Group”	the Granada Group Associates together with the Granada Group

SCHEDULE 2

PRELIMINARY STRUCTURE PAPER

1.	STEP 1: PRE-MERGER REORGANISATIONS AND JVCO ARRANGEMENT

1.1	Legal Steps

Prior to the issue of the public documentation in relation to the merger at Step 3 (ie during the period between announcement of a preconditional merger and satisfaction of those preconditions):

(a)	CARLTON and its relevant subsidiaries enter into one or more agreements under which the Regulated and Non-regulated Businesses of CARLTON are divided into two subgroups (the “Repackaging Reorganisation”). Such agreements will be completed by the day falling a week before the shareholder meetings to approve the merger at Step 3 (the “Repackaging Date”);

(b)	On or before the Repackaging Date, CARLTON sets up a new Cayman Islands incorporated but UK tax resident company ( “JVCO”) with nominal issued share capital and CARLTON, FINANCIAL BUYER, the relevant CARLTON subsidiary or subsidiaries and JVCO enter into an agreement (the “JVCO Arrangement”), under which:

(i)	CARLTON agrees to lend to JVCO, on the Repackaging Date and after the Repackaging Reorganisation has been completed, an amount equal to the market value of the Regulated Businesses subgroup and JVCO agrees immediately to use such funds to acquire the Regulated Businesses subgroup from the relevant CARLTON subsidiary or subsidiaries;

(ii)	FINANCIAL BUYER agrees (conditional on shareholder approval and Court sanction of the merger at Step 3 and upon the Repackaging Reorganisation and the transfers at (i) above having been effected) to subscribe, immediately after court sanction of the schemes, for shares in JVCO for an amount equal to their market value (which will be low as a result of the debt outstanding pursuant to (ii) above). Following this, CARLTON and the FINANCIAL BUYER would hold shares in JVCO as shown in the Appendix to this Schedule;

(iii)	CARLTON grants to FINANCIAL BUYER a put option and FINANCIAL BUYER grants to CARLTON a call option (each for a consideration of £1) over, in each case, the FINANCIAL BUYER’s shares in JVCO. The options are each exercisable at the price at which the shares were acquired by FINANCIAL BUYER plus a “turn”.

The call option would be exercisable for 5 days from the date when the demerger takes effect or from the date falling 5 days after the merger takes effect (whichever is the earlier) (though the exercise notice could be given prior to this to take effect in this period). The put option would be exercisable for 5 days after the call option is exercisable.

1.2	Timing

As indicated in paragraph 1.1 above, the agreements would be negotiated and finalised between announcement and posting of the public documentation. See paragraph 2.2 for timing of the Repackaging Reorganisation and the JVCO Arrangement.

2.	STEP 2: REORGANISATION OF CARLTON GROUP

2.1	Legal Steps

On the Repackaging Date, the following occur (pursuant to the agreements entered into at Step 1):

(a)	CARLTON reorganises its group into two subgroups, one holding the Non-regulated Businesses and one holding the Regulated Businesses, ie the Repackaging Reorganisation;

(b)	CARLTON makes a loan to JVCO and the relevant CARLTON subsidiary or subsidiaries transfer the Regulated Businesses subgroup to JVCO for cash, funded by the loan from CARLTON ie the first stage of the JVCO Arrangement.

On Court sanction of the GRANADA and CARLTON schemes of arrangement, the FINANCIAL BUYER subscribes for shares in JVCO (pursuant to the agreements entered into at Step 1), ie the second stage of the JVCO Arrangement.

2.2	Timing

The Repackaging Reorganisation and the first stage of the JVCO Arrangement (ie the transfer of the Regulated Businesses) would take place on or before the Repackaging Date and therefore at least one week before the GRANADA and CARLTON shareholder meetings. The second stage of the JVCO Arrangement (ie the investment by the FINANCIAL BUYER) would take place on the same business day that the schemes are approved by the Court, immediately after approval.

3.	STEP 3: MERGER OF CARLTON AND GRANADA

3.1	Legal Steps

(a)	ALPHA acquires a small holding of CARLTON Ordinary Shares.

(b)	Pursuant to interconditional Schemes of Arrangement under section 425 Companies Act 1985:

(i)	GRANADA cancels its share capital and issues new ordinary shares to ALPHA. In consideration, ALPHA issues new ordinary shares and pays cash to GRANADA shareholders; and

(ii)	(A)	CARLTON Ordinary Shares (other than the shares held by ALPHA) are converted into “A” Ordinary Shares. The “A” Ordinary Shares carry no votes and the right to profits up to, say, £50 million but otherwise rank pari passu with the CARLTON Ordinary Shares; and

(B)	CARLTON then cancels its “A” Ordinary Shares (and its Convertible Preference Shares, if the Convertible Preference Shareholders vote in favour of any Convertible Preference Share Scheme which may be proposed) and issues new Ordinary Shares to ALPHA. In consideration therefor, ALPHA issues new ALPHA ordinary shares and convertible shares (the “Upside Shares”) to the CARLTON “A” Ordinary Shareholders (and the agreed consideration to the CARLTON Convertible Preference Shareholders if applicable). The Upside Shares will convert into ALPHA ordinary shares in 2006 if certain conditions have been satisfied. The Upside Shares will be listed but carry no voting, dividend or other rights other than to a return of capital on a winding up. See the Press Announcement for more detail.

                ------------                   ------------
                  GRANADA                        CARLTON
                shareholders ----------------  shareholders
                ------------         |         ------------
                   |                 |                  |
                   |                 |                  |
                   |         ----------------           |
                   |               ALPHA                |
                   |         ----------------           |
         shares    X                 |                  X shares
         cancelled |                 |                  | cancelled
                   |                 |                  |
                   |     -------------------------      |
                   |     |                        |     |
                   |     |                        |     |
                   |     |                        |     |
                ------------                   ------------
                  GRANADA                        CARLTON
                ------------                   ------------

3.2	Timing

The timetables for both schemes (which will run simultaneously) will need to be agreed with the court in each case; however, the time from posting of the initial documentation to the schemes becoming effective should not take much longer than six weeks. The GRANADA scheme and the CARLTON scheme will become effective on the same day. The court order in respect of one of the schemes will however be registered first and that scheme will therefore become effective at least an hour before the other scheme.

4.	STEP 4: REORGANISATION OF ALPHA GROUP

4.1	Legal Steps

CARLTON transfers the Non-regulated Businesses subgroup to ALPHA (the “Non-regulated Businesses Reorganisation”);

             ----------------
                 GRANADA/
                 CARLTON
               shareholders
             ----------------
                     |
                     |
                     |
             ----------------
                   ALPHA
             ----------------
                 /       \ ^
                /         \ \
               /           \ NON-REGULATED
              /             \ BUSINESSES
          ----------    ----------      ------------
           GRANADA        CARLTON         FINANCIAL
          ----------    ----------          BUYER
                             \          ------------
                              \           /
                               \         /
                                \       /
                              -----------
                                  JVCO
                              -----------
                                    |
                                    |
                              -----------
                               REGULATED
                               BUSINESSES
                              -----------

4.2	Timing

It is expected that the Non-regulated Businesses Reorganisation would take place on the same business day that the inter-conditional schemes of GRANADA and CARLTON become effective (after the schemes become effective) but see paragraph 5.2 below.

5.	STEP 5: DEMERGER OF CARLTON TO BRAVO/COLLAPSE OF JVCO ARRANGEMENT

5.1	Legal Steps

(a)	Pursuant to a reduction of capital under section 135 Companies Act 1985, ALPHA reduces its share capital by an amount equal to the value of the CARLTON shares to be demerged (which value will take into account the transaction at (b) below);

(b)	On the demerger becoming effective (ie filing of court order) CARLTON exercises its call option over FINANCIAL BUYER’s shares in JVCO (pursuant to an exercise notice given prior to the demerger);

(c)	In consideration of the reduction of capital at (a) above, CARLTON is transferred to BRAVO which, in turn, issues ordinary shares to ALPHA ordinary shareholders, “upside shares” in BRAVO to ALPHA Upside Shareholders and shares of a similar class to those issued by ALPHA to the CARLTON Convertible Preference Shareholders at Step 3, if any. BRAVO ordinary shares are not listed but are “stapled” to the ALPHA ordinary shares. BRAVO “upside shares” are not listed but are “stapled” to the ALPHA Upside Shares and would only be capable of being converted simultaneously. The same will apply in relation to any other class of ALPHA/BRAVO shares.

       ------------------
            GRANADA/
            CARLTON           \
          shareholders         \
       ------------------       \
                |                \
                |                 \
                |                  \
         --------------            ---------------
              ALPHA     ----------      BRAVO
         --------------            ---------------
                |                         |
                |                         |
                |                         |
                |                         |
         --------------            ---------------
             GRANADA                    CARLTON
         --------------            ---------------

5.2	Timing

It may be possible for ALPHA’s reduction of capital, the collapse of the JVCO Arrangement and the subsequent demerger of CARLTON to take effect on the business day after the inter-conditional schemes of GRANADA and CARLTON become effective. It may, however, be that one or two further days are required depending upon the timing of the filing of the ALPHA reduction of capital court order and registrars’ requirements. If so, the Non-regulated Businesses Reorganisation could happen on the day after the merger becomes effective with the demerger happening on a later day.

6.	STEP 6: THE “CONSOLIDATION” OF BRAVO

6.1	Legal Steps

Once ALPHA and BRAVO are permitted to merge pursuant to applicable broadcasting regulation, ALPHA acquires the BRAVO ordinary shares, “upside shares” (and any other class of BRAVO shares in issue) pursuant to a bid or scheme of arrangement of BRAVO in return for ALPHA ordinary shares, “upside shares” (and other class of shares, if applicable).

                   -----------------
                        CARLTON/
                     GRANADA/BRAVO
                      shareholders
                   -----------------
                           |
                           |
                           |
                           |
                   -----------------
                         ALPHA        \
                   -----------------   \ 100%
                           |            \   -------------
                           |                    BRAVO
                           |                -------------
                           |                       |
                   -----------------        -------------
                        GRANADA                CARLTON
                   -----------------        --------------

6.2	Timing

The timetable will depend upon how the consolidation is achieved.

APPENDIX SHARE CAPITAL OF JVCO

--------------------------------------------------------------------------------
Class of share capital       "A"          "B"           "C"          Total
--------------------------------------------------------------------------------
Holder of share capital      CARLTON      FINANCIAL     CARLTON
                                          BUYER
--------------------------------------------------------------------------------
Number of shares issued      18           80            2            100
--------------------------------------------------------------------------------
Nominal value                (pound)360   (pound)400    (pound)1500  (pound)2260
--------------------------------------------------------------------------------
"Equity" share capital
(for Companies Act and
Broadcasting Act
purposes) by number/by
nominal value                18%/47%      82%/53%       NO           100%
--------------------------------------------------------------------------------
"Non-equity" share capital
(for Companies Act and
Broadcasting
Act purposes)                NO           NO            100%         100%
--------------------------------------------------------------------------------
Nominal value of shares
issued (in percentage terms) 16%          18%           66%          100%
--------------------------------------------------------------------------------
Ordinary share capital
for tax purposes             Yes          Yes           Yes
--------------------------------------------------------------------------------
Profits for distribution     75%          24.9% plus    0.1%**       100%
                                          0.1%*
--------------------------------------------------------------------------------
Assets on a winding up       75%          25%           0%           100%
--------------------------------------------------------------------------------
Voting power                 20%          80%           NONE         100%
--------------------------------------------------------------------------------
*	of profits in excess of, say, £50 million ** of profits up to £50 million, but not beyond.
1.	‘A’ shares will have a nominal value of £20 each, carrying 20% of the voting powers in JVCO and 75% of the economic entitlement in JVCO ie 75% of all profits and assets on a winding up.
2.	‘B’ shares will have a nominal value of £5 each, carrying 80% of the voting powers in JVCO, with an economic entitlement in JVCO of 24.9% of all profits and assets on a winding up plus 0.1% of profits in excess of £50 million.
3.	The ‘C’ shares will have a nominal value of £750 each, carrying no voting rights in JVCO and no economic rights save for 0.1% of profits in JVCO up to £50 million but not beyond.

SCHEDULE 3

EMPLOYEE SHARE SCHEMES AND EMPLOYEE MATTERS

1.	Granada and Carlton will, as soon as practicable after the release of the Press Announcement, send a letter to their respective employees in terms to be agreed between Granada and Carlton outlining the effects of the Merger.

2.	Granada and Carlton will consult with each other prior to any changes being made to the composition of their respective boards of directors.

3.	Subject to the provisions of Rule 21 of the Code and clause 4.4 of this Agreement, Granada may continue to determine appropriate terms for retention or severance in respect of its employees and Carlton may continue to determine appropriate terms for retention or severance in respect of its employees. Except as aforesaid, Granada and Carlton may write to notify employees accordingly without the prior consent of the other provided that each party shall notify the other of any severance agreement.

4.	The boards (or the relevant subcommittees thereof) of Granada and Carlton will continue to be able (in consultation with the other) to exercise all discretions available to them under the rules of their respective Employee Share Schemes (as defined in paragraph 10 below) and any discretions may be exercised by the relevant board or committee as constituted immediately before the relevant Scheme takes effect.

5.	It is agreed that Granada and Carlton shall procure that Alpha will, to the extent that it is practically possible, make a roll-over proposal (together with such alternative proposals as Granada and Carlton agree) to all participants in the Employee Share Schemes, under which participants in the Employee Share Schemes can exchange their options over shares in Carlton or Granada or Granada Media plc (if applicable) for options over shares in Alpha. The terms of the roll-over will be framed so far as possible so as to take account of the proposed demerger of Carlton to Bravo.

6.	So far as practicable the Schemes will be structured so that participants in the Employee Share Schemes have the opportunity of acquiring shares conditional upon the Court sanctioning the relevant Scheme so that those shares will qualify as shares to which the relevant Scheme relates.

7.	Granada and Carlton shall also propose to their respective shareholders amendments to their respective articles of association so that if any shares in the capital of Granada or Carlton are issued following the Effective Date, those shares will be subject to compulsory transfer provisions whereby they are exchanged into shares of Alpha on the same terms as under the appropriate Scheme (with appropriate adjustments to take account of the effect of the demerger of Carlton to Bravo as contemplated by the Preliminary Structure Paper). Insofar as the board of Carlton has a discretion under the rules of the Employee Share Schemes relating to Carlton to extend the period for exercise after the Court sanctions the Scheme relating to Carlton, the board of Carlton will exercise that discretion to ensure that participants in the Employee Share Schemes relating to Carlton have the same period for exercise as those under the Employee Share Schemes relating to Granada.

8.	Granada and Carlton agree that they will each ask their respective shareholders to approve, as part of the approval of the Merger, new employee share incentive arrangements to be operated by Alpha on terms to be agreed between Granada and Carlton.

9.	It is the intention of the Parties that the executive directors of Alpha shall be adequately rewarded for the achievement by Alpha of the earnings per share target required to trigger conversion of the Convertible Shares (as such term is defined in the Press Announcement) into ordinary shares of Alpha, in accordance with their terms.

10.	In this Schedule 3, “Employee Share Schemes” means the following:

(a)	The Carlton Executive Share Option Scheme 1999;

(b)	The Carlton 1983 Share Option Scheme;

(c)	The Carlton 1987 Incentive and Non-Qualified Stock Option Plan for US employees;

(d)	The Carlton Deferred Annual Bonus Share Plan;

(e)	The Carlton Long Term Incentive Share Plan;

(f)	The Carlton Sharesave Scheme;

(g)	The Carlton Equity Participation Plan;

(h)	Granada Approved Executive Share Option Scheme;

(i)	Granada Unapproved Executive Share Option Scheme;

(j)	Granada Savings-Related Share Option Scheme;

(k)	Granada Deferred Share Award Scheme;

(l)	Granada Media Approved Executive Share Option Scheme;

(m)	Granada Media Unapproved Executive Share Option Scheme;

(n)	Granada Media Savings-Related Share Option Scheme;

(o)	Granada Media Deferred Share Award Plan;

(p)	Granada Media Contractors Share Option Scheme; and

(q)	Granada Media Commitment Scheme.

SCHEDULE 4

TAX COVENANT

1.	DEFINITIONS

“Associate” means, with respect to any Party, any member of the same group as that Party for any Tax purposes or any member of the same Group as that Party, in each case from time to time;

“Demand” means any document issued or any claim made or action taken whether before or after the date hereof by or on behalf of any person, authority or body whatsoever (whether of the United Kingdom or elsewhere in the world) from which it appears to the Receiving Party or any Associate of the Receiving Party that the Receiving Party has or may have a claim under this covenant;

“Paying Party” means, where the Relevant Company is Granada or an Associate of Granada, Carlton, and where the Relevant Company is Carlton or an Associate of Carlton, Granada;

“Receiving Party” means the Party which is not the Paying Party;

“Relevant Company” has the meaning set out in paragraph 2;

“Relevant Percentage” means 68% where Granada is the Paying Party and 32% where Carlton is the Paying Party;

“Relief” means any relief, allowance, deduction in computing profits, credit or right to repayment of Tax (including repayment supplement or interest thereon) granted by or pursuant to any legislation or otherwise for Tax purposes whether of the United Kingdom or elsewhere in the world;

“Tax” means any and all forms of taxes, levies, contributions, duties and charges in the nature of taxation and all withholdings or deductions in respect thereof of whatever nature whenever imposed whether of the United Kingdom or elsewhere and whether directly or primarily chargeable against, recoverable from or attributable to the Relevant Company or any other person including all fines, penalties, charges and interest relating to the same.

2.	COVENANT

2.1	Each Party hereby covenants that, in the event that Carlton and Granada have not become subsidiaries of the same new holding company as part of the Merger on or before 31 March 2004 and the other Party or an Associate of that other Party (the “Relevant Company”) either

(a)	is, has become, or becomes liable to make an actual payment of Tax (which for the avoidance of doubt shall include any stamp duty) which it would not have been liable to make but for any person taking a specific step or specific steps which the Parties have agreed in writing should be taken to effect the Merger; or

(b)	is, has become, or becomes liable to make an actual payment of Tax which would not have been payable but for a loss, use or set off of any Relief in circumstances where:

(i)	in the case of a loss, the loss would not have arisen but for any person taking a specific step referred to in paragraph 2.1(a) above; and

(ii)	in the case of a use or set off, in the absence of such use or set off, the Relevant Company would have been liable to make an actual payment of Tax falling within paragraph 2.1(a) above,

then the Paying Party will pay to the Receiving Party the Relevant Percentage of such Tax.

3.	LIMITATIONS AND EXCLUSIONS

3.1	The Paying Party shall not be liable under the covenant in paragraph 2.1:

(a)	unless the Receiving Party has served on the Paying Party a written notice on or before the sixth anniversary of 31 March 2004 giving such details of the claim as the Receiving Party then has;

(b)	to the extent that the relevant Tax would not have been payable but for a voluntary act of the Receiving Party or an Associate thereof unless such act was carried out with the written agreement or at the written request of the Paying Party or an Associate thereof;

(c)	to the extent that the relevant Tax would not have been payable had information, provided by the Receiving Party or an Associate thereof to the Paying Party or an Associate thereof for the purpose of the Paying Party agreeing to the specific step or specific steps giving rise to the Tax (or the loss, use or set off), been correct.

4.	MANNER OF MAKING AND CONDUCT OF CLAIMS

4.1	If the Receiving Party or an Associate thereof becomes aware of any Demand which appears to it to be relevant for the purposes of this covenant, the Receiving Party shall as soon as reasonably practicable give notice thereof to the Paying Party setting out reasonable details of the Demand.

4.2	Within 14 days of any notice given to the Paying Party under paragraph 4.1, the Parties shall agree upon what action should be taken to avoid, dispute, resist, appeal or compromise any Demand. In connection with such proceedings:

(a)	each Party shall ensure that no correspondence, pleading or other document is sent, transmitted, issued, entered into or in any way published in connection with the relevant Demand without the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed;

(b)	neither Party shall submit any computations or returns, nor make any settlement or compromise of the subject matter of the Demand, nor agree any matter in the conduct of any dispute in relation thereto which is likely to affect the amount of the Demand, or the future liability of either Party or its Associates to Tax, without the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed;

(c)	if any dispute arises between the Parties as to whether any Demand should at any time be settled in full, or contested in whole or in part, such dispute shall be referred for determination to a Barrister, of at least 10 years call at the English Bar with relevant experience, appointed by agreement between the Parties or (if they do not agree) upon the application by either Party to the President for the time being of The Law Society, whose determination shall be final. The Barrister so appointed shall be asked to advise whether, in his opinion, (acting as an expert and not as an arbitrator), an appeal against the Demand would be worthwhile, taking into account the amount of Tax involved, the prospects of success and the cost of the appeal. If, but only if, such opinion is in the affirmative shall an appeal be made and that Demand not then settled. Any further dispute arising between the Parties as to whether any further appeal should be pursued following determination of an earlier appeal (whether or not in favour of the Relevant Company) shall be resolved in a similar manner; and

(d)	each Party shall give the other Party all reasonable co-operation and assistance for the purposes of exercising its rights under this paragraph.

5.	PAYMENT

Payments by the Paying Party shall be made on the day which is the later of ten days after the Receiving Party makes a demand for payment, and five days before the date on which the Tax to which the claim relates becomes due and payable to the relevant Tax authority.

6.	THIRD PARTY RECOVERY

6.1	If the Paying Party at any time pays to the Receiving Party an amount pursuant to a claim under this covenant and the Receiving Party or any Associate of the Receiving Party is or becomes entitled to recover from some other person (including a Tax authority but excluding an Associate of such person) any sum in respect of the matter giving rise to such claim, the Receiving Party shall or shall procure that such Associate shall (as the case may be), if so required by the Paying Party, and at the cost of the Paying Party, take all reasonable steps to enforce such recovery, and the Receiving Party shall promptly, following such recovery repay to the Paying Party the lesser of:

(a)	the sum so recovered by the Receiving Party (or such Associate) from such other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered, but less any costs of recovery not previously reimbursed and less any Tax chargeable on the sum recovered); and

(b)	the amount referred to above paid by the Paying Party to the Receiving Party.

7.	WITHHOLDINGS AND GROSS-UP

7.1	All sums payable by the Paying Party hereunder shall be paid free of and without any rights of counterclaim or set off, and without deduction or withholding on any ground whatsoever, save only as may be required by law. If any such deduction or withholding is required by law the Paying Party shall be obliged to pay to the Receiving Party such amount as will ensure that, after any such deduction or withholding has been made, the Receiving Party shall have received a sum equal to the amount that the Receiving Party would otherwise have received in the absence of any such deduction or withholding.

7.2	If any competent authority for Tax purposes charges to Tax any sum paid (the “original payment”) to the Receiving Party hereunder the Paying Party shall be obliged to pay to the Receiving Party such additional amount (the “additional payment”) as will ensure that, after the payment of the Tax so charged on the original payment and any Tax chargeable on the additional payment, there shall remain a net sum equal to the amount of the original payment, such additional payment to be paid five days after the Receiving Party has served notice that Tax on the original payment has become due and payable, or would have become due and payable but for the availability of a Relief.

AS WITNESS the hands of the Parties the day and year first above written.

Signed by Graham Parrott
)

on behalf of	)	GRAHAM PARROTT

GRANADA PLC	)

Signed by Paul Murray	)
on behalf of	)	PAUL MURRAY

CARLTON COMMUNICATIONS PLC	)

CONFORMED COPY

DATED	16 OCTOBER	2002

GRANADA PLC

- and -

CARLTON COMMUNICATIONS PLC

MERGER AGREEMENT

Lovells

TABLE OF CONTENTS

1. DEFINITIONS                                                               12

2. PRESS ANNOUNCEMENT AND SHAREHOLDER DOCUMENTATION                          13

3. COMPENSATION PAYMENT                                                      14

4. EXCLUSIVITY AND CONDUCT PENDING COMPLETION OF THE MERGER                  15

5. REGULATORY ISSUES                                                         18

6. TRANSACTION STRUCTURE                                                     19

7. TERMINATION                                                               19

8. COSTS                                                                     20

9. ANNOUNCEMENTS                                                             20

10. MISCELLANEOUS                                                            21

11. NOTICES                                                                  21

12. GOVERNING LAW AND JURISDICTION                                           21

SCHEDULE 1 PRESS ANNOUNCEMENT                                                23

SCHEDULE 2 PRELIMINARY STRUCTURE PAPER                                       49

SCHEDULE 3 EMPLOYEE SHARE SCHEMES AND EMPLOYEE MATTERS                       56

SCHEDULE 4 TAX COVENANT                                                      58

Carlton Communications Plc — Directors’ Dealings

Carlton Communications Plc has today been notified that the Carlton Employee Share Ownership Trust (Carlton ESOP) has today transferred 34,481 Carlton ordinary shares for nominal consideration pursuant to the exercise of vested options by non-director participants in Carlton’s Deferred Annual Bonus Share (DABS) plan and Long-Term Incentive Share (LTIS) plan.

Accordingly, the Carlton ESOP has ceased to be interested in 34,481 Carlton ordinary shares and is now interested in 1,609,192 Carlton ordinary shares.

The transfer has been made by the Trustee of the Carlton ESOP, Barclays Private Bank & Trust (Isle of Man) Limited.

Each Carlton executive director is a discretionary object of the Carlton ESOP and as such a potential beneficiary thereunder.

15 December 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 15 December, 2003	/S/ David Abdoo Name: David Abdoo Title: Company Secretary